                                                   Registration Nos. 333-146948
                                                                      811-08561
   As filed With the Securities and Exchange Commission on January 30, 2008


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [X]

   Pre-effective Amendment No.                          [ 1 ]

   Post-Effective Amendment No.                         [   ]

                         and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT
OF 1940                                                         [X]

   Amendment No.                                        [ 106 ]

         AMERICAN GENERAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT VL-R
                          (Exact Name of Registrant)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
        (Address of Depositor's Principal Executive Offices) (Zip Code)

                                (713) 831-8470
              (Depositor's Telephone Number, including Area Code)

                             Lauren W. Jones, Esq.
                            Deputy General Counsel
                     American General Life Companies, LLC
                              2929 Allen Parkway
                           Houston, Texas 77019-2191
                    (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective (check appropriate box)

[_] immediately upon filing pursuant to paragraph (b)

[_] on (date) pursuant to paragraph (b)

[_] 60 days after filing pursuant to paragraph (a)(1)

[_] on (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

AIG PROTECTION ADVANTAGE VUL/SM/

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES (the "Policies") issued by American General Life Insurance Company ("AGL") through its Separate Account VL-R

                           This Prospectus is dated
                               February 1, 2008

This prospectus describes AIG Protection Advantage VUL flexible premium variable universal life insurance Policies issued by AGL. AIG Protection Advantage VUL Policies provide life insurance coverage with flexibility in death benefits, premium payments and investment options. During the lifetime of the insured person you may designate or change the beneficiary to whom AIG Protection Advantage VUL pays the death benefit upon the insured person's death. You choose one of three death benefit options. We guarantee a death benefit if the monthly guarantee premium is paid and your Policy has not lapsed.

For information on how to contact AGL, please see "Contact Information" on page 5.

The Index of Special Words and Phrases on page 64 will refer you to pages that contain more about many of the words and phrases that we use. All of the words and phrases listed in the Index will be underlined and written in bold the first time they appear in this prospectus.

This prospectus generally describes only the variable portions of the Policy, except where the fixed account is specifically mentioned. Please read this prospectus carefully and keep it for future reference.

The AGL declared fixed interest account ("Fixed Account") is the fixed investment option for these Policies. You can also use AGL's Separate Account VL-R ("Separate Account") to invest in the AIG Protection Advantage VUL variable investment options. Currently, the AIG Protection Advantage VUL variable investment options each purchase shares of a corresponding Fund of:

   .   AIM Variable Insurance Funds ("AIM V.I.")

   .   The Alger American Fund ("Alger American")

   .   American Century Variable Portfolios, Inc. ("American Century VP")

   .   Credit Suisse Trust ("Credit Suisse Trust")

   .   Dreyfus Variable Investment Fund ("Dreyfus VIF")

   .   Fidelity(R) Variable Insurance Products ("Fidelity(R) VIP")

   . Franklin Templeton Variable Insurance Products Trust ("Franklin Templeton VIP")

   .   Janus Aspen Series ("Janus Aspen")

   .   J.P. Morgan Series Trust II ("JPMorgan Series Trust II")

   .   JPMorgan Insurance Trust ("JPMorgan Insurance Trust")

   .   MFS(R) Variable Insurance Trust/SM/ ("MFS(R) VIT")

   .   Neuberger Berman Advisers Management Trust ("Neuberger Berman AMT")

   .   Oppenheimer Variable Account Funds ("Oppenheimer")

   .   PIMCO Variable Insurance Trust ("PIMCO VIT")

   .   Pioneer Variable Contracts Trust ("Pioneer")

   .   Putnam Variable Trust ("Putnam VT")

   .   SunAmerica Series Trust ("SunAmerica ST")

   .   VALIC Company I ("VALIC Co. I")

   .   Van Kampen Life Investment Trust ("Van Kampen LIT")

   .   Vanguard(R) Variable Insurance Fund ("Vanguard VIF")

See "Variable Investment Options" on page 20 for a complete list of the variable investment options and the respective advisers and sub-advisers of the corresponding Funds. You should also read the prospectuses of the Funds underlying the variable investment options that may interest you. You can request free copies from your AGL representative or from our Administrative Center shown under "Contact Information" on page 5.

There is no guaranteed cash surrender value for amounts allocated to the variable investment options.

If the cash surrender value (the cash value reduced by any loan balance) is insufficient to cover the charges due under the Policy, the Policy may terminate without value.

Buying this Policy might not be a good way of replacing your existing insurance or adding more insurance if you already own a flexible premium variable universal life insurance Policy. You may wish to consult with your insurance representative or financial adviser.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Policies are not insured by the FDIC, The Federal Reserve Board or any similar agency. They are not a deposit or other obligation of, nor are they guaranteed or endorsed by, any bank or depository institution. An investment in a variable universal life insurance policy is subject to investment risks, including possible loss of principal invested.

The Policies are not available in all states. This prospectus does not offer the Policies in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus, or on sales materials we have approved or that we have referred you to. We have not authorized anyone to provide you with information that is different.

                               TABLE OF CONTENTS



POLICY BENEFITS/RISKS SUMMARY.............................................  6
POLICY BENEFITS...........................................................  6
   Your Specified Amount..................................................  6
   Death Benefit..........................................................  6
       Death Benefit Proceeds.............................................  6
       Death Benefit Option 1, Option 2 and Option 3......................  6
          Death Benefit Option 1..........................................  7
          Death Benefit Option 2..........................................  7
          Death Benefit Option 3..........................................  7
   Full Surrenders, Partial Surrenders, Transfers, and Policy Loans.......  7
       Full Surrenders....................................................  7
       Partial Surrenders.................................................  7
       Transfers..........................................................  7
       Policy Loans.......................................................  7
   Premiums...............................................................  7
       Flexibility of Premiums............................................  7
       Free Look..........................................................  8
   The Policy.............................................................  8
       Ownership Rights...................................................  8
       Separate Account...................................................  8
       Fixed Account......................................................  8
       Accumulation Value.................................................  8
       Payment Options....................................................  8
       Tax Benefits.......................................................  8
   Supplemental Benefits and Riders.......................................  8
POLICY RISKS..............................................................  9
   Investment Risk........................................................  9
   Risk of Lapse..........................................................  9
   Tax Risks..............................................................  9
   Partial Surrender and Full Surrender Risks............................. 10
   Policy Loan Risks...................................................... 10
PORTFOLIO RISKS........................................................... 10
TABLES OF CHARGES......................................................... 11
GENERAL INFORMATION....................................................... 18
   American General Life Insurance Company................................ 18
   Separate Account VL-R.................................................. 18
   Additional Information................................................. 18
   Communication with AGL................................................. 18
       Administrative Center.............................................. 19
       E-Delivery, E-Service, telephone transactions and written
         transactions..................................................... 19
          E-Delivery...................................................... 19
          E-Service....................................................... 19
          Telephone transactions and written transactions................. 19
       Telephone transactions............................................. 20
   Variable Investment Options............................................ 20
   Voting Privileges...................................................... 23
   Fixed Account.......................................................... 24
       Our general account................................................ 24
       How we declare interest............................................ 24
   Illustrations.......................................................... 24
POLICY FEATURES........................................................... 25
   Age.................................................................... 25
   Death Benefits......................................................... 25
       Your specified amount of insurance................................. 25
       Your death benefit................................................. 25
       Required minimum death benefit..................................... 26
       Base coverage and supplemental coverage............................ 27

   Premium Payments....................................................... 28
       Premium payments................................................... 28
       Premium Payments and Transfer Requests in Good Order............... 29
       Limits on premium payments......................................... 29
       Checks............................................................. 29
       Planned periodic premiums.......................................... 29
       Monthly guarantee premiums......................................... 30
       Free look period................................................... 31
   Changing Your Investment Option Allocations............................ 31
       Future premium payments............................................ 31
       Transfers of existing accumulation value........................... 31
       Dollar cost averaging.............................................. 32
       Automatic rebalancing.............................................. 32
       Market timing...................................................... 32
       Restrictions initiated by the Funds and information sharing........ 33
   Changing the Specified Amount of Insurance............................. 34
       Increase in coverage............................................... 34
       Decrease in coverage............................................... 34
   Changing Death Benefit Options......................................... 35
       Change of death benefit option..................................... 35
       Effect of changes in insurance coverage on guarantee period benefit.......................................................... 36
   No Tobacco Use Incentive............................................... 36
   Account Value Enhancement.............................................. 36
   Effective Date of Policy and Related Transactions...................... 37
       Valuation dates, times, and periods................................ 37
       Fund pricing....................................................... 37
       Date of receipt.................................................... 37
       Commencement of insurance coverage................................. 38
       Date of issue; Policy months and years............................. 38
       Monthly deduction days............................................. 38
       Commencement of investment performance............................. 38
       Effective date of other premium payments and requests that you make............................................................. 38
   Reports to Policy Owners............................................... 39
ADDITIONAL BENEFIT RIDERS................................................. 39
   Riders................................................................. 39
       Accidental Death Benefit Rider..................................... 39
       Children's Insurance Benefit Rider................................. 39
       Spouse/Other Insured Term Rider.................................... 39
       Terminal Illness Rider............................................. 40
       Waiver of Monthly Deduction Rider.................................. 40
       Overloan Protection Rider.......................................... 40
       Guaranteed Minimum Death Benefit Rider............................. 42
          Continuation Guarantee.......................................... 42
          Continuation Guarantee Account.................................. 42
          Charge against the Policy's accumulation value.................. 42
          Charges against the Continuation Guarantee Account.............. 43
          Continuation Guarantee Monthly Administration Fee............... 43
          Continuation Guarantee Premium Expense Charge................... 43
          Continuation Guarantee Monthly Expense Charge................... 43
          Continuation Guarantee Cost of Insurance Charge................. 43
       Additional adjustments to the Continuation Guarantee Account value............................................................ 43
          Other rider charges............................................. 43
          Partial surrenders.............................................. 43
          Surrender charges............................................... 43
          Policy loans.................................................... 43
       Investment option restriction...................................... 43
       Reinstatement...................................................... 44
       Termination........................................................ 45
   Tax Consequences of Additional Rider Benefits.......................... 45
POLICY TRANSACTIONS....................................................... 45

   E-Delivery, E-Service, Telephone Transactions and Written
     Transactions......................................................... 45
   Withdrawing Policy Investments......................................... 45
       Full surrender..................................................... 45
       Partial surrender.................................................. 45
       Exchange of Policy in certain states............................... 46
       Policy loans....................................................... 46
       Preferred loan interest rate....................................... 47
       Maturity of your Policy............................................ 47
       Option to extend coverage.......................................... 47
       Tax considerations................................................. 47
POLICY PAYMENTS........................................................... 48
   Payment Options........................................................ 48
       Change of payment option........................................... 48
       Tax impact......................................................... 48
   The Beneficiary........................................................ 49
   Assignment of a Policy................................................. 49
   Payment of Proceeds.................................................... 49
       General............................................................ 49
       Delay of Fixed Account proceeds.................................... 49
       Delay for check clearance.......................................... 49
       Delay of Separate Account VL-R proceeds............................ 49
       Delay to challenge coverage........................................ 50
       Delay required under applicable law................................ 50
ADDITIONAL RIGHTS THAT WE HAVE............................................ 50
       Underwriting and premium classes................................... 51
       Policies purchased through "internal rollovers".................... 51
       State law requirements............................................. 51
       Variations in expenses or risks.................................... 51
CHARGES UNDER THE POLICY.................................................. 51
       Statutory premium tax charge....................................... 51
       Tax charge back.................................................... 52
       Premium expense charge............................................. 52
       Daily charge (mortality and expense risk fee)...................... 52
       Flat monthly charge................................................ 52
       Monthly charge per $1,000 of base coverage......................... 52
       Monthly insurance charge........................................... 52
       Monthly charges for additional benefit riders...................... 53
       Surrender charge................................................... 54
       Partial surrender processing fee................................... 54
       Transfer fee....................................................... 54
       Illustrations...................................................... 55
       Policy loans....................................................... 55
       Charge for taxes................................................... 55
       Allocation of charges.............................................. 55
   More About Policy Charges.............................................. 55
       Purpose of our charges............................................. 55
       General............................................................ 55
ACCUMULATION VALUE........................................................ 56
       Your accumulation value............................................ 56
       Your investment options............................................ 56
POLICY LAPSE AND REINSTATEMENT............................................ 56
FEDERAL TAX CONSIDERATIONS................................................ 57
   Tax Effects............................................................ 57
       General............................................................ 57
       Testing for modified endowment contract status..................... 58
       Other effects of Policy changes.................................... 58
       Rider benefits..................................................... 58
       Taxation of pre-death distributions if your Policy is not a modified endowment contract...................................... 59
       Taxation of pre-death distributions if your Policy is a
         modified endowment contract...................................... 59
       Policy lapses and reinstatements................................... 60

       Diversification and investor control........................... 60
       Estate and generation skipping taxes........................... 60
       Life insurance in split dollar arrangements.................... 61
       Pension and profit-sharing plans............................... 62
       Other employee benefit programs................................ 62
       ERISA.......................................................... 62
       Our taxes...................................................... 62
       When we withhold income taxes.................................. 63
       Tax changes.................................................... 63
LEGAL PROCEEDINGS..................................................... 63
FINANCIAL STATEMENTS.................................................. 63
INDEX OF SPECIAL WORDS AND PHRASES.................................... 64



                              CONTACT INFORMATION

Addresses and telephone numbers: Here is how you can contact us about the AIG Protection Advantage VUL Policies.



                   ADMINISTRATIVE CENTER:                             HOME OFFICE:            PREMIUM PAYMENTS:

(Express Delivery)                U.S. Mail)                    2727-A Allen Parkway      (Express Delivery)
8430 W. Bryn Mawr Ave.            VUL Administration            Houston, Texas 77019-2191 Payment Processing Center
3/rd/ Floor Lockbox 0842          P. O. Box 4880                1-713-831-3443            #1 Franklin Square
Chicago, IL 60631                 Houston, Texas 77210-4880     1-800-340-2765            Springfield, IL 62713-0001
1-713-831-3443, 1-800-340-2765                                                            (U.S. Mail)
(Hearing Impaired)                                                                        Payment Processing Center
1-888-436-5258                                                                            P.O. Box 0842
Fax: 1-713-620-6653                                                                       Carol Stream, IL
(Except premium payments)                                                                 60132-0842

                         POLICY BENEFITS/RISKS SUMMARY

   This summary describes the Policy's important benefits and risks. The sections in this prospectus following this summary discuss the Policy's benefits and other provisions in more detail.

                                POLICY BENEFITS

   During the insured person's lifetime, you may, within limits, (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested,
(3) choose when and how much you invest, (4) choose whether your accumulation value or amount of premiums under your Policy, upon the insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary, and (5) add or delete certain other optional benefits that we make available by rider to your Policy. At the time of purchase, you can decide whether your Policy will be subject to certain tax rules that maximize the cash value or rules that maximize the insurance coverage.

   You may currently allocate your accumulation value among the 48 variable investment options available under the Policy, each of which invests in an underlying Fund (each available portfolio is referred to in this prospectus as a "Fund," and collectively, the "Funds"), and the Fixed Account, which credits a specified rate of interest.

   Your accumulation value will vary based on the investment performance of the variable investment options you choose and interest credited to the Fixed Account.

Your Specified Amount

   In your application to buy an AIG Protection Advantage VUL Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. The Policy is available for specified amounts of $50,000 or more. The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. You decide how much base coverage and supplemental coverage you want. Base coverage must be at least 10% of the specified amount. We pay compensation to your insurance agent's broker-dealer for the sale of both base and supplemental coverages. We pay a different level of compensation based on the amounts of base and supplemental coverages you select. See "Base coverage and supplemental coverage" on page 27.

Death Benefit

..   Death Benefit Proceeds: We pay the death benefit proceeds (reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged) to the beneficiary when the insured person dies. In your application to buy an AIG Protection Advantage VUL Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. We will increase the death benefit by any additional death benefit under a rider. We also provide a guarantee of a death benefit, contingent upon payment of the required premiums, equal to the specified amount (less any indebtedness) and any benefit riders for a specified period. This guarantee is not applicable if your Policy has lapsed.

..   Death Benefit Option 1, Option 2 and Option 3:

   You can choose death benefit Option 1 or Option 2 at the time of your application or at any later time before the insured person's age 100. You can choose death benefit Option 3 only at the time of your application. You must choose one of the three Options when you apply for your Policy.

..   Death Benefit Option 1 is the specified amount on the date of the insured person's death.

..   Death Benefit Option 2 is the sum of (a) the specified amount on the date of the insured person's death and (b) the Policy's accumulation value as of the date of death.

..   Death Benefit Option 3 is the sum of (a) the death benefit we would pay under Option 1 and (b) the cumulative amount of premiums you paid for the Policy and any riders. There is a Maximum Net Amount at Risk associated with Death Benefit Option 3. The Maximum Net Amount at Risk on the Date of Issue is shown on page 3 of your Policy. The death benefit payable will be reduced by any amounts waived under the Waiver of Monthly Deduction Rider. Additional premiums you pay for the Policy and any riders following a partial surrender are not considered part of the "cumulative amount of premiums you paid" until the total value of the premiums paid is equivalent to or greater than the amount surrendered.

   Federal tax law may require us to increase the death benefit under any of the above death benefit Options. See "Required minimum death benefit" on page 26.

Full Surrenders, Partial Surrenders, Transfers, and Policy Loans

..   Full Surrenders: At any time while the Policy is in force, you may surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." You cannot reinstate a surrendered Policy. A full surrender may have adverse tax consequences.

..   Partial Surrenders: You may, at any time after the first Policy year and before the insured person's age 100, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We do not allow partial surrenders that would reduce the death benefit below $50,000. A partial surrender is also subject to any surrender charge that then applies. A partial surrender may have adverse tax consequences.

..   Transfers: Within certain limits, you may make transfers among the variable investment options and the Fixed Account. You may make up to twelve transfers of accumulation value among the variable investment options in each Policy year without charge. We will assess a $25 charge for each transfer after the 12th transfer in a Policy year. There are special limits on transfers involving the Fixed Account.

..   Policy Loans: You may take a loan from your Policy at any time. The maximum loan amount you may take is equal to your Policy's cash surrender value less three times the amount of the charges we assess against your accumulation value on your monthly deduction day. The minimum loan you may take is $500 or, if less, an amount equal to your Policy's cash surrender value less three times the amount of the charges we assess against your accumulation value on your monthly deduction day. We charge you interest on your loan at an annual effective rate of 4.75%, which is equal to 4.54% payable in advance. We credit interest monthly on loaned amounts; we guarantee an annual effective interest rate of 4.00%. After the tenth
    Policy year, you may take a preferred loan from your Policy. You may increase your risk of lapse if you take a loan. Loans may have adverse tax consequences.

Premiums

..   Flexibility of Premiums: After you pay the initial premium, you can pay premiums at any time (prior to the Policy's maturity) and in any amount less than the maximum amount allowed under tax laws. You can select a premium payment plan to pay "planned periodic premiums" monthly, quarterly, semiannually, or annually. You are not required to pay premiums according to the plan. After payment of your initial premium, you need only invest enough to ensure your Policy's cash surrender value stays above zero or that either of the "guarantee period benefit"
   (described under "Monthly guarantee premiums" on page 30) or the continuation guarantee under the guaranteed minimum death benefit rider remains in effect. You may also choose to have premiums automatically deducted monthly from your bank account or other source under our automatic payment plan. Under certain circumstances, we may limit the amount of a premium payment or reject a premium payment.

..   Free Look: When you receive your Policy, the free look period begins. You may return your Policy during this period and receive a refund. We will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted prior to allocation to your specified investment options. The free look period generally expires 10 days after you receive the Policy.

The Policy

..   Ownership Rights: While the insured person is living, you, as the owner of the Policy, may exercise all of the rights and options described in the Policy. These rights include selecting and changing the beneficiary, changing the owner, and assigning the Policy.

..   Separate Account: You may direct the money in your Policy to any of the variable investment options of the Separate Account. Each variable investment option invests exclusively in one of the Funds listed in this prospectus.

..   Fixed Account: You may place amounts in the Fixed Account where it earns interest at the rate of 3% or more annually. We may declare higher rates of interest, but are not obligated to do so.

..   Accumulation Value: Your accumulation value is the sum of your amounts in the variable investment options and the Fixed Account. Accumulation value varies from day to day, depending on the investment performance of the variable investment options you choose, interest we credit to the Fixed Account, charges we deduct, and any other transactions (e.g., transfers, partial surrenders and loans).

..   Payment Options: There are several ways of receiving proceeds under the death benefit, surrender, and maturity provisions of the Policy, other than in a lump sum. More detailed information concerning these payment options is available on request from our Administrative Center shown under "Contact Information" on page 5.

..   Tax Benefits: The Policy is designed to afford the tax treatment normally accorded life insurance contracts under federal tax law. Generally, under federal tax law, the death benefit under a qualifying life insurance policy is excludable from the gross income of the beneficiary. In addition, this means that under a qualifying life insurance policy, cash value builds up on a tax deferred basis and transfers of cash value among the available investment options under the policy may be made tax free. Under a qualifying life insurance policy that is not a modified endowment contract ("MEC"), the proceeds from Policy loans would not be taxed. If the Policy is not a MEC, distributions after the 15th Policy year generally will be treated first as a return of basis or investment in the Policy and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

Supplemental Benefits and Riders

   We offer several riders that provide supplemental benefits under the Policy, such as the Accidental Death Benefit Rider, which provides an additional death benefit payable if the insured person dies from bodily injury that results from an accident. For most of the riders that you choose, a charge, which is shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction day.

Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. Not all riders are available in all states.

                                 POLICY RISKS

Investment Risk

   The Policy is not suitable as a short-term investment. We designed the Policy to meet long-term financial goals. In the Policy's early years, if the total charges exceed total premiums paid or if your investment choices perform poorly, your Policy may not have any cash surrender value. The surrender charge is large enough in the Policy's early years so that if you fully surrender your Policy you may receive no cash surrender value. If you take multiple partial surrenders, your accumulation value may not cover required charges and your Policy would lapse.

   If you invest your accumulation value in one or more variable investment options, then you will be subject to the risk that investment performance will be unfavorable. You will also be subject to the risk that the accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. You could lose everything you invest. You will also be subject to the risk that the investment performance of the variable investment options you choose may be less favorable than that of other variable investment options, and in order to keep the Policy in force may be required to pay more premiums than originally planned. We do not guarantee a minimum accumulation value.

   If you allocate net premiums to the Fixed Account, then we credit your accumulation value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%.

Risk of Lapse

   If your cash surrender value is not enough to pay the charges deducted against your accumulation value each month, your Policy may enter a 61-day grace period. We will notify you that the Policy will lapse (terminate without value) at the end of the grace period unless you make a sufficient payment. Your Policy may also lapse if outstanding Policy loans plus any accrued interest payable exceeds the cash surrender value. While the guarantee period benefit is applicable to your Policy, if you pay the monthly guarantee premiums your Policy will not lapse and we will provide a death benefit depending on the death benefit Option you chose. If the guaranteed minimum death benefit rider is applicable to your Policy and the value of your continuation guarantee account is greater than zero, your Policy will not lapse and we will provide a death benefit depending on the death benefit Option you chose.

Tax Risks

   We anticipate that the Policy should generally qualify as a life insurance contract under federal tax law. However, due to limited guidance under the federal tax law, there is some uncertainty about the application of the federal tax law to the Policy, particularly if you pay the full amount of premiums permitted under the Policy. Please consult a tax adviser about these consequences.

   Depending on the total amount of premiums you pay, the Policy may be treated as a MEC under federal tax laws. If a Policy is treated as a MEC, then surrenders, partial surrenders, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1/2.

   See "Federal Tax Considerations" on page 57. You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

Partial Surrender and Full Surrender Risks

   The surrender charge under the Policy applies for a maximum of the first 14 Policy years (and for a maximum of the first 14 Policy years after any requested increase in the Policy's specified amount) in the event you surrender the Policy or decrease the specified amount. The surrender charge may be considerable. Any outstanding loan balance reduces the amount available to you upon a partial or full surrender. It is possible that you will receive no cash surrender value if you surrender your Policy in the first few Policy years. Under death benefit Option 3, partial surrenders reduce the Policy's death benefit until the total value of the premiums you pay after the partial surrender is equivalent to or greater than the amount surrendered. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the accumulation value in the near future. We designed the Policy to meet long-term financial goals.

   A partial surrender or full surrender may have adverse tax consequences.

Policy Loan Risks

   A Policy loan, whether or not repaid, will affect accumulation value over time because we subtract the amount of the loan and any accrued interest from the variable investment options and/or Fixed Account as collateral, and this loan collateral does not participate in the investment performance of the variable investment options or receive any excess interest credited to the Fixed Account.

   We reduce the amount we pay on the insured person's death by the amount of any Policy loan and any accrued interest. Your Policy may lapse (terminate without value) if outstanding Policy loans plus any accrued interest payable reduce the cash surrender value to zero.

   If you surrender the Policy or allow it to lapse while a Policy loan remains outstanding, the amount of the loan, to the extent it has not been previously taxed, is treated as a distribution from the Policy and may be subject to federal income taxation.

                                PORTFOLIO RISKS

   A discussion of the risks of each Fund may be found in its prospectus. Please refer to the Funds' prospectuses for more information. You may request a copy of any or all of the Fund prospectuses by contacting your AGL representative or the Administrative Center shown under "Contact Information" on page 5.

   There is no assurance that any of the Funds will achieve its stated investment objective.

                               TABLES OF CHARGES

   The following tables describe the fees and expenses that are payable, when buying, owning and surrendering a Policy. No Policy owner will be charged more than the amount we show under the "Maximum Guaranteed Charge" columns.

   AGL may also make available to Policy owners other variable universal life insurance policies with different features and different charges. Please ask your AGL representative about our other policies.

   The first table describes the fees and expenses that are payable at the time that you (1) buy a Policy, (2) change a Policy's specified amount,
(3) surrender a Policy during a maximum of the first 14 Policy years and a maximum of the first 14 Policy years following an increase in the Policy's specified amount, or (4) transfer accumulation value between investment options.

                               Transaction Fees



Charge                    When Charge is Deducted   Maximum Guaranteed Charge Current Charge
------                    ------------------------  ------------------------- ------------------------

Statutory Premium Tax     Upon receipt of each      3.5%/1/ of each premium   3.5%/1/ of each premium
Charge                    premium payment           payment (tax charge back  payment (tax charge back
                                                    if you purchase the       if you purchase the
                                                    Policy in Oregon)/ 2/     Policy in Oregon)/2/

Premium Expense           Upon receipt of each      7.5% of the premium       5% of the premium
Charge                    premium payment           payment remaining after   payment remaining after
                                                    deduction of the premium  deduction of the premium
                                                    tax charge                tax charge

--------

/1/ Statutory premium tax rates vary by state. For example, the highest premium tax rate, 3.5%, is in the state of Nevada, while the lowest premium tax rate, 0.5%, is in the state of Illinois. Certain local jurisdictions may assess additional premium taxes.

/2/ Instead of a premium tax charge, we assess a tax charge back of 1.78% of each premium payment for Policy owners residing in Oregon. See "Tax charge back" on page 52.

                               Transaction Fees



Charge                      When Charge is Deducted   Maximum Guaranteed Charge Current Charge
------                      ------------------------  ------------------------- ------------------------

Surrender Charge

   Maximum Charge - for     Upon a partial surrender  $41 per $1,000 of base    $41 per $1,000 of base
   the first Policy year    or a full surrender of    coverage                  coverage
   - for a 60 year old      your Policy during a
   male, with a             maximum of the first 14
   Specified Amount of      Policy years and during
   $360,000, of which       a maximum of the first
   $306,000 is base         14 Policy years
   coverage/1/              following an increase in
                            the Policy's base
                            coverage/1/

   Minimum Charge - for     Upon a partial surrender  $3 per $1,000 of base     $3 per $1,000 of base
   the first Policy year    or a full surrender of    coverage                  coverage
   - for a 6 year old       your Policy during a
   female, with a           maximum of the first 14
   Specified Amount of      Policy years and during
   $360,000, of which       a maximum of the first
   $36,000 is base          14 Policy years
   coverage/1/              following an increase in
                            the Policy's base
                            coverage/1/

   Example Charge - for     Upon a partial surrender  $28 per $1,000 of base    $28 per $1,000 of base
   the first Policy year    or a full surrender of    coverage                  coverage
   - for a 50 year old      your Policy during a
   male, with a             maximum of the first 14
   Specified Amount of      Policy years and during
   $360,000, of which       a maximum of the first
   $306,000 is base         14 Policy years
   coverage/1/              following an increase in
                            the Policy's base
                            coverage/1/

Overloan Protection Rider

   One-Time Charge          At time rider is          5.0% of Policy's          3.5% of Policy's
                            exercised                 accumulation value at     accumulation value at
                                                      time rider is exercised   time rider is exercised

Partial Surrender           Upon a partial surrender  The lesser of $25 or 2%   $10
Processing Fee              of your Policy            of the amount of the
                                                      partial surrender

Transfer Fee                Upon a transfer of        $25 for each transfer/2/  $25 for each transfer/2/
                            accumulation value

Policy Owner Additional     Upon each request for a   $25                       $0
Illustration Charge         Policy illustration
                            after the first in a
                            Policy year

--------

/1/ The Surrender Charge will vary based on the insured person's sex, age, Policy year and base coverage. The surrender charge attributable to an increase in the Policy's base coverage applies only to the increase in base coverage. See "Base coverage and supplemental coverage" on page 27. The Surrender Charges shown in the table may not be typical of the charges you will pay. Pages 30 and 31 of your Policy will indicate the maximum guaranteed Surrender Charges applicable to your Policy. More detailed information concerning your Surrender Charge is available free of charge on request from our Administrative Center shown under "Contact Information" on page 5 of this prospectus.

/2/  The first 12 transfers in a Policy year are free of charge.

   The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund fees and expenses.

                               Periodic Charges
                      (other than Fund fees and expenses)



Charge                      When Charge is Deducted   Maximum Guaranteed Charge Current Charge
------                      ------------------------  ------------------------- ------------------------

Flat Monthly Charge         Monthly, at the           $10                       $10
                            beginning of each Policy
                            month

Cost of Insurance
Charge/1/

   Maximum Charge for       Monthly, at the           $12.66 per $1,000 of net  $3.58 per $1,000 of net
   the first Policy year    beginning of each Policy  amount at risk/2/         amount at risk
   - for an 85 year old     month                     attributable to base      attributable to base
   male, standard                                     coverage; and             coverage; and
   tobacco, with a                                    $12.66 per $1,000 of net  $3.58 per $1,000 of net
   Specified Amount of                                amount at risk            amount at risk
   $50,000, of which                                  attributable to           attributable to
   $50,000 is base                                    supplemental coverage     supplemental coverage
   coverage

   Minimum Charge for       Monthly, at the           $0.02 per $1,000 of net   $0.02 per $1,000 of net
   the first Policy year    beginning of each Policy  amount at risk            amount at risk
   - for a 6 year old       month                     attributable to base      attributable to base
   female, juvenile,                                  coverage; and             coverage; and
   with a Specified                                   $0.02 per $1,000 of net   $0.02 per $1,000 of net
   Amount of $1,000,000,                              amount at risk            amount at risk
   of which $100,000 is                               attributable to           attributable to
   base coverage and                                  supplemental coverage     supplemental coverage
   $900,000 is
   supplemental coverage

   Example Charge for       Monthly, at the           $0.28 per $1,000 of net   $0.12 per $1,000 of net
   the first Policy year    beginning of each Policy  amount at risk            amount at risk
   - for a 50 year old      month                     attributable to base      attributable to base
   male, preferred                                    coverage; and             coverage; and
   non-tobacco, with a                                $0.28 per $1,000 of net   $0.12 per $1,000 of net
   Specified Amount of                                amount at risk            amount at risk
   $360,000, of which                                 attributable to           attributable to
   $252,000 is base                                   supplemental coverage     supplemental coverage
   coverage and $108,000
   is supplemental
   coverage

--------

/1/ The Cost of Insurance Charge will vary based on the insured person's sex, age, premium class, Policy year and base and supplemental coverage amounts. See "Base coverage and supplemental coverage" on page 27. The Cost of Insurance Charges shown in the table may not be typical of the charges you will pay. Page 28 of your Policy will indicate the maximum guaranteed Cost of Insurance Charge applicable to your Policy. More detailed information concerning your Cost of Insurance Charge is available on request from our Administrative Center shown under "Contact Information" on page 5 of this prospectus. Also see "Illustrations" on page 24 of this prospectus.

/2/ The net amount at risk is the difference between the current death benefit under your Policy and your accumulation value under the Policy.

                               Periodic Charges
                      (other than Fund fees and expenses)



Charge                      When Charge is Deducted   Maximum Guaranteed Charge      Current Charge
------                      ------------------------  ------------------------- ------------------------

Monthly Charge per
$1,000 of base
coverage/1/

   Maximum Charge - for     Monthly, at the           $2.66 per $1000 of base   $2.66 per $1000 of base
   an 85 year old male,     beginning of each Policy  coverage                  coverage
   standard tobacco,        month. This Charge is
   with a Specified         assessed during the
   Amount of $360,000,      first 5 Policy years and
   of which $360,000 is     the first 5 Policy years
   base coverage            following an increase in
                            base coverage/2/

   Minimum Charge - for     Monthly, at the           $0.05 per $1000 of base   $0.05 per $1000 of base
   a 1 year old female,     beginning of each Policy  coverage                  coverage
   juvenile, with a         month. This Charge is
   Specified Amount of      assessed during the
   $360,000, of which       first 5 Policy years and
   $36,000 is base          the first 5 Policy years
   coverage                 following an increase in
                            base coverage/2/

   Example Charge - for     Monthly, at the           $0.38 per $1000 of base   $0.38 per $1000 of base
   a 50 year old male,      beginning of each Policy  coverage                  coverage
   preferred                month. This Charge is
   non-tobacco, with a      assessed during the
   Specified Amount of      first 5 Policy years and
   $360,000, of which       the first 5 Policy years
   $306,000 is base         following an increase in
   coverage                 base coverage/2/

Daily Charge (mortality     Daily                     annual effective rate of  annual effective rate of
and expense risk fee)/3/                              0.70% of accumulation     0.70% of accumulation
                                                      value invested in the     value invested in the
   Policy years 1-10/4/                               variable investment       variable investment
                                                      options/ 4/               options/4/


Policy Loan Interest        Annually (in advance, on  4.75% of the loan         4.75% of the loan
Charge                      your Policy anniversary)  balance/5/                balance/5/

--------

/1/ The Monthly Charge per $1,000 of base coverage will vary based on the amount of base coverage and the insured person's sex, age and premium class. See "Base coverage and supplemental coverage" on page 27. The Monthly Charge per $1,000 of base coverage shown in the table may not be typical of the charges you will pay. Page 3A of your Policy will indicate the initial Monthly Charge per $1,000 of base coverage applicable to your Policy. Your Policy refers to this charge as the "Monthly Expense Charge for the First Five Years." More detailed information covering your Monthly Charge per $1,000 of base coverage is available on request from our Administrative Center, shown under "Contact Information" on page 5 of this prospectus, or your AGL representative. There is no additional charge for any illustrations which may show various amounts of coverage.

/2/ The charge assessed during the first 5 Policy years following an increase in base coverage is only upon the amount of the increase in base coverage.

/3/ Policies issued in Maryland refer to this charge as an "account value charge."

/4/  After the 10/th/ Policy year, the maximum daily charge will be as follows:



         Policy years 11-20............ annual effective rate of 0.35%
         Policy years 21+.............. annual effective rate of 0.15%



       These reductions in the maximum amount of the daily charge are guaranteed.

/5/ We assess loan interest at the beginning of each Policy year at a rate of 4.54%. The 4.54% rate is equivalent to interest assessed at the end of the Policy year at an annual effective rate of 4.75%. See "Policy loans" on page 46.

   The next table describes the fees and expenses that you will pay periodically, if you choose an optional benefit rider during the time that you own the Policy.

                               Periodic Charges
                        (optional benefit riders only)



Optional Benefit Rider      When Charge is Deducted   Maximum Guaranteed Charge      Current Charge
----------------------      ------------------------  ------------------------- ------------------------

Accidental Death
Benefit/1/

   Maximum Charge - for     Monthly, at the           $0.15 per $1,000 of       $0.15 per $1,000 of
   a 65 year old            beginning of each Policy  rider coverage            rider coverage
                            month

   Minimum Charge - for     Monthly, at the           $0.07 per $1,000 of       $0.07 per $1,000 of
   a 29 year old            beginning of each Policy  rider coverage            rider coverage
                            month

   Example Charge - for     Monthly, at the           $0.11 per $1,000 of       $0.11 per $1,000 of
   a 50 year old            beginning of each Policy  rider coverage            rider coverage
                            month

Children's Insurance        Monthly, at the           $0.48 per $1,000 of       $0.48 per $1,000 of
Benefit                     beginning of each Policy  rider coverage            rider coverage
                            month

Spouse/Other Insured
Term/2/

   Maximum charge - for     Monthly at the beginning  $7.31 per $1,000 of       $4.61 per $1,000 of
   a 75 year old male,      of each Policy month      rider coverage            rider coverage
   standard tobacco

   Minimum charge - for     Monthly at the beginning  $0.07 per $1,000 of       $0.01 per $1,000 of
   a 15 year old female,    of each Policy month      rider coverage            rider coverage
   standard non-tobacco

   Example charge - for     Monthly at the beginning  $0.41 per $1,000 of       $0.35 per $1,000 of
   a 50 year old male,      of each Policy month      rider coverage            rider coverage
   preferred non-tobacco

Terminal Illness Rider

   Interest on Benefit      At time rider benefit is  Greater of (1) Moody's    5.25%
                            paid and each Policy      Bond Average or (2) cash
                            anniversary thereafter    value interest rate plus
                                                      1%/3/

   Administrative Fee       At time of claim          $250                      $150

Waiver of Monthly
Deduction/4/

   Maximum Charge - for     Monthly, at the           $0.40 per $1,000 of net   $0.40 per $1,000 of net
   a 59 year old            beginning of each Policy  amount at risk            amount at risk
                            month                     attributable to the       attributable to the
                                                      Policy                    Policy

   Minimum Charge - for     Monthly, at the           $0.02 per $1,000 of net   $0.02 per $1,000 of net
   an 18 year old           beginning of each Policy  amount at risk            amount at risk
                            month                     attributable to the       attributable to the
                                                      Policy                    Policy

   Example Charge - for     Monthly, at the           $0.08 per $1,000 of net   $0.08 per $1,000 of net
   a 50 year old            beginning of each Policy  amount at risk            amount at risk
                            month                     attributable to the       attributable to the
                                                      Policy                    Policy

--------

/1/ The charge for the Accidental Death Benefit Rider will vary based on the insured person's age.

/2/ The charge for the Spouse/Other Insured Term Rider will vary based on the spouse's or other insured's sex, age and premium class.

/3/  The guaranteed maximum interest rate will not exceed the greater of:

   . the Moody's corporate Bond Yield Average-Monthly Average Corporates for the month of October preceding the calendar year for which the loan interest rate is determined; or

   . the interest rate used to calculate cash values in the Fixed Account during the period for which the interest rate is determined, plus 1%.

/4/ The charge for the Waiver of Monthly Deduction Rider will vary based on the insured person's age when we assess the charge.

                               Periodic Charges
                        (optional benefit riders only)



Charge                      When Charge is Deducted   Maximum Guaranteed Charge      Current Charge
------                      ------------------------  ------------------------- ------------------------

Guaranteed Minimum Death
Benefit Rider Charge/1/

   Maximum Charge - for     Monthly, at the           $12.66 per $1000 of net   $0.83 per $1000 of net
   an 85 year old male,     beginning of each Policy  amount at risk            amount at risk
   standard tobacco,        month                     attributable to total of  attributable to total of
   with a Specified                                   base and supplemental     base and supplemental
   Amount of $360,000,                                coverages                 coverages
   of which $360,000 is
   base coverage

   Minimum Charge - for     Monthly, at the           $0.03 per $1000 of net    $0.02 per $1000 of net
   a 1 year old female,     beginning of each Policy  amount at risk            amount at risk
   juvenile, with a         month                     attributable to total of  attributable to total of
   Specified Amount of                                base and supplemental     base and supplemental
   $360,000, of which                                 coverages                 coverages
   $36,000 is base
   coverage

   Example Charge - for     Monthly, at the           $0.28 per $1000 of net    $0.17 per $1000 of net
   a 50 year old male,      beginning of each Policy  amount at risk            amount at risk
   preferred                month                     attributable to total of  attributable to total of
   non-tobacco, with a                                base and supplemental     base and supplemental
   Specified Amount of                                coverages                 coverages
   $360,000, of which
   $306,000 is base
   coverage

--------

/1/ The charge for the Guaranteed Minimum Death benefit rider will vary based on the insured person's sex, age, premium class and death benefit Option selected.

   The next table describes the Fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the maximum and minimum Total Annual Fund Operating Expenses before contractual waiver or reimbursement for any of the Funds for the fiscal year ended December 31, 2006. Current and future expenses for the Funds may be higher or lower than those shown.

                         Annual Fund Fees and Expenses
               (expenses that are deducted from the Fund assets)



       Charge                                             Maximum Minimum
       ------                                             ------- -------
       Total Annual Fund Operating Expenses for all of
         the Funds (expenses that are deducted from
         portfolio assets include management fees,
         distribution (12b-1) fees, and other
         expenses)/1/....................................  1.37%   0.24%



   Details concerning each Fund's specific fees and expenses are contained in the Funds' prospectuses.
--------
/1/ Currently 12 of the Funds have contractual reimbursements or fee waivers. These reimbursements or waivers expire on April 30, 2008. The impact of contractual reimbursements or fee waivers is as follows:



       Charge                                             Maximum Minimum
       ------                                             ------- -------
       Total Annual Fund Operating Expenses for all of
         the Funds After Contractual Reimbursement or
         Fee Waiver......................................  1.28%   0.24%

                              GENERAL INFORMATION

American General Life Insurance Company

   We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL's home office is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services and asset management in the United States and internationally. AIG American General is a marketing name for AGL and its affiliates. The commitments under the Policies are AGL's, and AIG has no legal obligation to back those commitments.

   AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

Separate Account VL-R

   We hold the Fund shares in which any of your accumulation value is invested in the Separate Account. The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the Separate Account on May 6, 1997 under Texas law.

   For record keeping and financial reporting purposes, the Separate Account is divided into 74 separate "divisions," 48 of which correspond to the 48 variable "investment options" under the Policy. The remaining 26 divisions, and all of these 48 divisions, represent investment options available under other variable universal life policies we offer. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. One or more of the Funds may sell its shares to other funds. Income, gains and losses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of the Separate Account's other assets.

   The assets in the Separate Account are our property. The assets in the Separate Account may not be used to pay any liabilities of AGL other than those arising from the Policies. AGL is obligated to pay all amounts under the Policies due the Policy owners.

Additional Information

   We have filed a Statement of Additional Information (the "SAI") with the SEC which includes more information about your Policy. The back cover page to this prospectus describes how you can obtain a copy of the SAI.

Communication with AGL

   When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

   Administrative Center. The Administrative Center provides service to all Policy owners. See "Contact Information" on page 5 of this prospectus. For applicants, your AGL representative will tell you if you should use an address other than the Administrative Center address. All premium payments, requests, directions and other communications should be directed to the appropriate location. You should mail or express premium payments and loan repayments directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown under "Contact Information" on page 5. You should communicate notice of the insured person's death, including any related documentation, to our Administrative Center address.

   E-Delivery, E-Service, telephone transactions and written transactions. There are several different ways to request and receive Policy services.

   E-Delivery. Instead of receiving paper copies by mail of certain documents we are required to provide to you, including annual Policy and Fund prospectuses, you may select E-Delivery. E-Delivery allows you to receive notification by E-mail when new or updated documents are available that pertain to your Policy. You may then follow the link contained within the E-mail to view these documents on-line. Alternatively, you may choose to receive these documents via CD ROM. You may find electronically received documents easier to review and retain than paper documents. To enroll for E-Delivery, you can complete certain information at the time of your Policy application (with one required extra signature). If you prefer, you can go to www.aigag.com and at the same time you enroll for E-Service, enroll for E-Delivery. You do not have to enroll for E-Service to enroll for E-Delivery unless you enroll on-line. You may select or cancel E-Delivery at any time. There is no charge for E-Delivery.

   E-Service. You may enroll for E-Service to have access to on-line services for your Policy. These services include transferring values among investment options and changing allocations for future premiums. You can also view Policy statements. If you have elected E-Service, you may choose to handle certain Policy requests by E-Service, in writing or by telephone. We expect to expand the list of available E-Service transactions in the future. To enroll for E-Service, go to www.aigag.com and complete the information on the introductory page under "Not an E-Service Member?" You may select or cancel the use of E-Service at any time. There is no charge for E-Service.

   Telephone transactions and written transactions. Certain transaction requests currently must be made in writing. You must make the following requests in writing (unless you are permitted to make the requests by E-Service or by telephone; see "Telephone transactions" on page 20).

   .   transfer of accumulation value;*

   .   change of allocation percentages for premium payments; *

   .   change of allocation percentages for Policy deductions; *

   .   telephone transaction privileges; *

   .   loan;

   .   full surrender;

   .   partial surrender;

   .   change of beneficiary or contingent beneficiary;

   .   loan repayments or loan interest payments;

   .   change of death benefit option or manner of death benefit payment;

   .   change in specified amount;

   . addition or cancellation of, or other action with respect to any benefit riders;

   .   election of a payment option for Policy proceeds; and

   .   tax withholding elections.
--------
* These transactions are permitted by E-Service, by telephone or in writing.

   We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Administrative Center, shown under "Contact Information" on page 5, or from your AGL representative. Each communication must include your name, Policy number and, if you are not the insured person, that person's name. We cannot process any requested action that does not include all required information.

   Telephone transactions. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the insured person's and owner's names, and a form of personal identification from the caller. We will promptly mail a written confirmation of the transaction. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone request. Also, if due to malfunction or other circumstances your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-800-340-2765.

Variable Investment Options

   We divided the Separate Account into variable investment options, each of which invests in shares of a corresponding Fund. Currently, you may invest premium payments in variable investment options investing in the Funds listed in the following table. The name of each Fund or a footnote for the Fund describes its type (for example, money market fund, growth fund, equity fund, etc.). The text of the footnotes follows the table. Fund sub-advisers are shown in parenthesis.



                                    Investment Adviser (sub-adviser,
Variable Investment Options         if applicable)
---------------------------         -----------------------------------
AIM V.I. Global Real Estate Fund -  A I M Advisors, Inc. (INVESCO
Series I Shares                     Institutional (N.A.), Inc.)
AIM V.I. International Growth Fund  A I M Advisors, Inc.
- Series I Shares
Alger American Leveraged AllCap     Fred Alger Management, Inc.
Portfolio - Class O Shares/1/
Alger American MidCap Growth        Fred Alger Management, Inc.
Portfolio - Class O Shares
American Century VP Value Fund      American Century Investment
                                    Management, Inc.
Credit Suisse Trust Small Cap       Credit Suisse Asset Management, LLC
Core I Portfolio
Dreyfus VIF International Value     The Dreyfus Corporation
Portfolio - Initial Shares
Fidelity(R) VIP Asset Manager/SM/   Fidelity Management & Research
Portfolio - Service Class 2/2/      Company
                                    (FMR Co., Inc.)
                                    (Fidelity International Investment
                                    Advisors)
                                    (Fidelity International Investment
                                    Advisors (U.K.) Limited)
                                    (Fidelity Investments Japan
                                    Limited)
                                    (Fidelity Investments Money
                                    Management, Inc.)
                                    (Fidelity Management & Research
                                    (U.K.) Inc.)
                                    (Fidelity Research & Analysis
                                    Company)

                                    Investment Adviser (sub-adviser,
Variable Investment Options         if applicable)
---------------------------         ----------------------------------
Fidelity(R) VIP Contrafund(R)       Fidelity Management & Research
Portfolio - Service Class 2/3/      Company
                                    (FMR Co., Inc.)
                                    (Fidelity International Investment
                                    Advisors)
                                    (Fidelity International Investment
                                    Advisors (U.K.) Limited)
                                    (Fidelity Investments Japan
                                    Limited)
                                    (Fidelity Management & Research
                                    (U.K.) Inc.)
                                    (Fidelity Research & Analysis
                                    Company)
Fidelity(R) VIP Equity-Income       Fidelity Management & Research
Portfolio - Service Class 2         Company
                                    (FMR Co., Inc.)
                                    (Fidelity International Investment
                                    Advisors)
                                    (Fidelity International Investment
                                    Advisors (U.K.) Limited)
                                    (Fidelity Investments Japan
                                    Limited)
                                    (Fidelity Management & Research
                                    (U.K.) Inc.)
                                    (Fidelity Research & Analysis
                                    Company)
Fidelity(R) VIP Freedom 2020        Strategic Advisers(R), Inc.
Portfolio - Service Class 2 /4/     Fidelity Management & Research
                                    Company
Fidelity(R) VIP Freedom 2025        Strategic Advisers(R), Inc.
Portfolio - Service Class 2/5/      Fidelity Management & Research
                                    Company
Fidelity(R) VIP Freedom 2030        Strategic Advisers(R), Inc.
Portfolio - Service Class 2/6/      Fidelity Management & Research
                                    Company
Fidelity(R) VIP Growth Portfolio -  Fidelity Management & Research
Service Class 2                     Company
                                    (FMR Co., Inc.)
                                    (Fidelity International Investment
                                    Advisors)
                                    (Fidelity International Investment
                                    Advisors (U.K.) Limited)
                                    (Fidelity Investments Japan
                                    Limited)
                                    (Fidelity Management & Research
                                    (U.K.) Inc.)
                                    (Fidelity Research & Analysis
                                    Company)
Fidelity(R) VIP Mid Cap Portfolio   Fidelity Management & Research
- Service Class 2                   Company
                                    (FMR Co., Inc.)
                                    (Fidelity International Investment
                                    Advisors)
                                    (Fidelity International Investment
                                    Advisors (U.K.) Limited)
                                    (Fidelity Investments Japan
                                    Limited)
                                    (Fidelity Management & Research
                                    (U.K.) Inc.)
                                    (Fidelity Research & Analysis
                                    Company)
Franklin Templeton VIP Franklin     Franklin Advisory Services, LLC
Small Cap Value Securities Fund -
Class 2
Franklin Templeton VIP Mutual       Franklin Mutual Advisers, LLC
Shares Securities Fund - Class 2/7/
Janus Aspen Forty Portfolio -       Janus Capital Management LLC
Services Shares/8/
Janus Aspen International Growth    Janus Capital Management LLC
Portfolio - Service Shares
Janus Aspen Mid Cap Growth          Janus Capital Management LLC
Portfolio - Service Shares
JPMorgan Insurance Trust            JPMorgan Investment Advisors Inc.
Government Bond Portfolio - Class 1
JPMorgan Series Trust II            J.P. Morgan Investment Management
International Equity Portfolio      Inc.
MFS(R) VIT New Discovery Series -   Massachusetts Financial Services
Initial Class /9/                   Company
MFS(R) VIT Research Series -        Massachusetts Financial Services
Initial Class /10/                  Company
Neuberger Berman AMT Mid-Cap        Neuberger Berman Management Inc.
Growth Portfolio - Class I          (Neuberger Berman, LLC)
Neuberger Berman AMT Socially       Neuberger Berman Management Inc.
Responsive Portfolio - Class I/11/  (Neuberger Berman, LLC)
Oppenheimer Balanced Fund/VA        OppenheimerFunds, Inc.
-Non-Service Shares /12/
Oppenheimer Global Securities       OppenheimerFunds, Inc.
Fund/VA - Non-Service Shares
PIMCO VIT CommodityRealReturn       Pacific Investment Management
Strategy Portfolio -                Company LLC
Administrative Class/13/
PIMCO VIT Global Bond Portfolio     Pacific Investment Management
(Unhedged) - Administrative Class   Company LLC
PIMCO VIT Real Return Portfolio -   Pacific Investment Management
Administrative Class /14/           Company LLC
PIMCO VIT Short-Term Portfolio -    Pacific Investment Management
Administrative Class                Company LLC
PIMCO VIT Total Return Portfolio -  Pacific Investment Management
Administrative Class                Company LLC

Variable Investment
Options                   Investment Adviser (sub-adviser, if applicable)
-------------------       -------------------------------------------------
Pioneer Mid Cap Value     Pioneer Investment Management, Inc.
VCT Portfolio - Class I
Shares
Putnam VT Diversified     Putnam Investment Management, LLC
Income Fund - Class IB
Putnam VT Small Cap       Putnam Investment Management, LLC
Value Fund - Class IB
SunAmerica ST Aggressive  AIG SunAmerica Asset Management Corp.
Growth Portfolio - Class
1 Shares
SunAmerica ST Balanced    AIG SunAmerica Asset Management Corp.
Portfolio - Class 1       (J.P. Morgan Investment Management Inc.)
Shares /15/
VALIC Co. I               VALIC* (AIG Global Investment Corp.)
International Equities
Fund
VALIC Co. I Mid Cap       VALIC* (AIG Global Investment Corp.)
Index Fund
VALIC Co. I Money Market  VALIC* (AIG SunAmerica Asset Management Corp.)
I Fund
VALIC Co. I Nasdaq -      VALIC* (AIG Global Investment Corp.)
100(R) Index Fund
VALIC Co. I Science &     VALIC* (RCM Capital Management, LLC)
Technology Fund /16/      (T. Rowe Price Associates, Inc.)
                          (Wellington Management Company, LLP)
VALIC Co. I Small Cap     VALIC* (AIG Global Investment Corp.)
Index Fund
VALIC Co. I Stock Index   VALIC* (AIG Global Investment Corp.)
Fund
Van Kampen LIT Growth     Van Kampen Asset Management
and Income Portfolio -
Class I Shares
Vanguard** VIF High       Wellington Management Company, LLP
Yield Bond Portfolio
Vanguard** VIF REIT       The Vanguard Group, Inc.
Index Portfolio

--------

/1/ The Fund type for Alger American Leveraged AllCap Portfolio - Class O Shares is long-term capital appreciation.

/2/ The Fund type for Fidelity(R) VIP Asset Manager/SM/ Portfolio - Service Class 2 is high total return.

/3/ The Fund type for Fidelity(R) VIP Contrafund(R) Portfolio - Service Class 2 is long-term capital appreciation.

/4/ The Fund type for Fidelity(R) VIP Freedom 2020 Portfolio - Service Class 2 is high total return.

/5/ The Fund type for Fidelity(R) VIP Freedom 2025 Portfolio - Service Class 2 is high total return.

/6/ The Fund type for Fidelity(R) VIP Freedom 2030 Portfolio - Service Class 2 is high total return.

/7/ The Fund type for Franklin Templeton VIP Mutual Shares Securities Fund - Class 2 is capital appreciation.

/8/ The Fund type for Janus Aspen Forty Portfolio - Service Shares is long-term growth of capital.

/9/ The Fund type for MFS(R) VIT New Discovery Series - Initial Class is capital appreciation.

/10/ The Fund type for MFS(R) VIT Research Series - Initial Class is capital appreciation.

/11/ The Fund type for Neuberger Berman AMT Socially Responsive Portfolio -
     Class I Shares is long-term growth by investing primarily in securities meeting the Fund's financial criteria and social policy.

/12/ The Fund type for Oppenheimer Balanced Fund/VA - Non-Service Shares is total return.

/13/ The Fund type for PIMCO VIT CommodityRealReturn Strategy Portfolio -
     Administrative Class is maximum real return.

/14/ The Fund type for PIMCO VIT Real Return Portfolio - Administrative Class is maximum real return.

/15/ The Fund type for SunAmerica ST Balanced Portfolio - Class 1 Shares is conservation of principal and capital appreciation.

/16/ The Fund type for VALIC Co. I Science & Technology Fund is long-term capital appreciation. This Fund is a sector fund.

*  "VALIC" means The Variable Annuity Life Insurance Company.

** "Vanguard" is a trademark of the Vanguard Group, Inc.

   From time to time, certain Fund names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports and confirmations that reflect a Fund's prior name.

   You can learn more about the Funds, their investment policies, risks, expenses and all other aspects of their operations by reading their prospectuses. You should carefully read the Funds' prospectuses before you select any variable investment option. We do not guarantee that any Fund will achieve its objective. In addition, no single Fund or investment option, by itself, constitutes a balanced investment plan. A Fund's prospectus may occasionally be supplemented by the Fund's Investment Adviser. Please check the AIG Protection Advantage VUL page at www.aigag.com/life/life.nsf/contents/productsindividuals_prospectuses_VUL to view Fund prospectuses and their supplements.

   We have entered into various services agreements with most of the advisers or administrators for the Funds. We receive payments for the administrative services we perform such as proxy mailing and tabulation, mailing of Fund related information and responding to Policy owners' inquiries about the Funds. Currently, these payments range from 0.15% to 0.35% of the daily market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter.

   We have entered into a services agreement with PIMCO Variable Insurance Trust ("PIMCO VIT") under which we receive fees of up to 0.15% of the daily market value of the assets invested in the underlying Fund, paid directly by PIMCO VIT for services we perform.

   We also receive what are referred to as "12b-1 fees" from some of the Funds themselves. These fees are designed to help pay for our direct and indirect distribution costs for the Policies. These fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund.

   From time to time some of these arrangements, except for 12b-1 arrangements, may be renegotiated so that we receive a greater payment than previously paid depending on our determination that the expenses we incur are greater than we anticipated. If the expenses we incur are less than we anticipated, we may make a profit from some of these arrangements. These payments do not result in any additional charges under the Policies that are not described under "Charges Under the Policy" on page 51.

Voting Privileges

   We are the legal owner of the Funds' shares held in the Separate Account. However, you may be asked to instruct us how to vote the Fund shares held in the various Funds that are attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

   We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through the Separate Account. Even if Policy owners participating in that Fund choose not to provide voting instructions, we will vote the Fund's shares in the same proportions as the voting instructions which we actually receive. As a result, the instructions of a small number of Policy owners could determine the outcome of matters subject to shareholder vote.

   If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

   In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to Policy owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

Fixed Account

   We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an annual effective rate of at least 3%. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 55. The "daily charge" described on page 52 and the fees and expenses of the Funds discussed on page 17 do not apply to the Fixed Account.

   Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's Fixed Account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

   How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account, but it will always be at an annual effective rate of at least 3%.

   Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our Fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our Fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Illustrations

   We may provide you with illustrations for your Policy's death benefit, accumulation value, and cash surrender value based on hypothetical rates of return. Hypothetical illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your actual rates of return and actual charges may be higher or lower than these illustrations. The actual return on your accumulation value will depend on factors such as the amounts you allocate to particular investment options, the amounts deducted for the Policy's fees and charges, the variable investment options' fees and charges, and your Policy loan and partial surrender history.

   Before you purchase the Policy, we will provide you with what we refer to as a personalized illustration. A personalized illustration shows future benefits under the Policy based upon (1) the proposed insured person's age and premium class and (2) your selection of a death benefit Option, specified amount, planned periodic premiums, riders, and proposed investment options.

   After you purchase the Policy and upon your request, we will provide a similar personalized illustration that takes into account your Policy's actual values and features as of the date the illustration is prepared. We reserve the right to charge a maximum fee of $25 for personalized illustrations prepared after the Policy is issued if you request us to do so more than once each year. We do not currently charge for additional personalized illustrations.

                                POLICY FEATURES

Age

   Generally, our use of age in your Policy and this prospectus refers to a person who is between six months younger and six months older than the stated age. Sometimes we refer to this as the "attained" age.

Death Benefits

   Your specified amount of insurance. In your application to buy an AIG Protection Advantage VUL Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance.

   The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. Base coverage must be at least 10% of the specified amount. We pay a different level of compensation based on the amounts of base and supplemental coverages you select. See "Base coverage and supplemental coverage" on page 27.

   We also guarantee a death benefit for a specified period, provided you have paid the required monthly guarantee premiums. The guaranteed death benefit is equal to the specified amount (less any indebtedness) and any benefit riders. We refer to this guarantee in this prospectus as the "guarantee period benefit." We also offer a guaranteed minimum death benefit rider that includes a continuation guarantee. We provide more information about the specified amount and the guarantee period benefit under "Monthly guarantee premiums," on page 30 and a discussion of the rider under "Additional Benefit Riders" on page 39. You should read these other discussions carefully because they contain important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

   Investment performance affects the amount of your Policy's accumulation value. We deduct all charges from your accumulation value. The amount of the monthly charges may differ from month to month. However, as long as all applicable charges are paid timely each month, the specified amount of insurance payable under your Policy is unaffected by investment performance. (See "Monthly insurance charge" on page 52.)

   Your death benefit. You must choose one of three death benefit Options under your Policy at the time it is issued.

   You can choose Option 1 or Option 2 at the time of your application or at any later time before the insured person's age 100. You can choose death benefit Option 3 only at the time of your application. The death benefit we will pay is reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged. Depending on the Option you choose, the death benefit we will pay is:

   .   Option 1--The specified amount on the date of the insured person's death.

   . Option 2 - The sum of (a) the specified amount on the date of the insured person's death and (b) the Policy's accumulation value as of the date of death.

   . Option 3 - The sum of (a) the death benefit we would pay under Option 1 and (b) the cumulative amount of premiums you paid for the Policy and any riders. There is a Maximum Net Amount at Risk associated with Death Benefit Option 3. The Maximum Net Amount at Risk on the Date of Issue is shown on Page 3 of your Policy. The death benefit payable will be reduced by any amounts waived under the Waiver of Monthly Deduction Rider. Additional premiums you pay for the Policy and any riders following a partial surrender are not considered part of the "cumulative amount of premiums you paid" until the total value of the premiums paid is equivalent to or greater than the amount surrendered.

   See "Partial surrender" on page 45 for more information about the effect of partial surrenders on the amount of the death benefit.

   Under either Option 2 or Option 3, your death benefit will be higher than under Option 1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value for the same amount of premium will be higher under Option 1 than under either Option 2 or Option 3.

   Any premiums we receive after the insured person's death will be returned and not included in your accumulation value.

   Required minimum death benefit. We may be required under federal tax law to pay a larger death benefit than what would be paid under your chosen death benefit Option. We refer to this larger benefit as the "required minimum death benefit" as explained below.

   Federal tax law requires a minimum death benefit (the required minimum death benefit) in relation to the accumulation value for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used: the "guideline premium test" or the "cash value accumulation test." You must elect one of these tests when you apply for a Policy. After we issue your Policy, the choice may not be changed.

   If you choose the guideline premium test, total premium payments paid in a Policy year may not exceed the guideline premium payment limitations for life insurance set forth under federal tax law. In addition to meeting the premium requirements, the death benefit must be large enough when compared to the accumulation value to meet the minimum death benefit requirement. If you choose the cash value accumulation test, there are no limits on the amount of premium you can pay in a Policy year, as long as the death benefit is large enough compared to the accumulation value to meet the minimum death benefit requirement.

   The other major difference between the two tax tests involves the Policy's required minimum death benefit. The required minimum death benefit is calculated as shown in the tables that follow.

   If you selected death benefit Option 1, Option 2 or Option 3 at any time when the required minimum death benefit is more than the death benefit payable under the Option you selected, the death benefit payable would be the required minimum death benefit.

   Under federal tax law rules, if you selected either death benefit Option 1 or Option 3 and elected the cash value accumulation test, rather than the guideline premium test, the payment of additional premiums may cause your accumulation value to increase to the required minimum death benefit. Therefore, choosing the cash value accumulation test may make it more likely that the required minimum death benefit will apply if you select death benefit Option 1 or Option 3.

   If you anticipate that your Policy may have a substantial accumulation value in relation to its death benefit, you should be aware that the cash value accumulation test may cause your Policy's death benefit to be higher than if you had chosen the guideline premium test. To the extent that the cash value accumulation test does result in a higher death benefit, the cost of insurance charges deducted from your Policy will also be higher. This compensates us for the additional risk that we might have to pay the required minimum death benefit.

   If you have selected the cash value accumulation test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by a required minimum death benefit percentage that will be set forth on page 29 of your Policy. The required minimum death benefit percentage varies based on the age, sex and premium class of the insured person. Below is an example of applicable required minimum death benefit percentages for the cash value accumulation test. The percentages shown are for a male, Non-Tobacco ages 40 to 120.

                         APPLICABLE PERCENTAGES UNDER
                         CASH VALUE ACCUMULATION TEST



           Insured
           Person's
         Attained Age  40   45   50   55   60   65   70   75   99  120
         ------------ ---  ---  ---  ---  ---  ---  ---  ---  ---  ---
              %       419% 353% 299% 254% 218% 190% 167% 149% 111% 104%



   If you have selected the guideline premium test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by an applicable required minimum death benefit percentage. The applicable required minimum death benefit percentage is 250% when the insured person's age is 40 or less, and decreases each year thereafter to 100% when the insured person's age is 95 or older. The applicable required minimum death benefit percentages under the guideline premium test for certain ages between 40 to 95 are set forth in the following table.

                         APPLICABLE PERCENTAGES UNDER
                            GUIDELINE PREMIUM TEST



             Insured
             Person's
           Attained Age  40   45   50   55   60   65   70   75  95+
           ------------ ---  ---  ---  ---  ---  ---  ---  ---  ---
                %       250% 215% 185% 150% 130% 120% 115% 105% 100%



   Your Policy calls the multipliers used for each test the "Death Benefit Corridor Rate."

   Base coverage and supplemental coverage. The amount of insurance coverage you select at the time you apply to purchase a Policy is called the specified amount. The specified amount is the total of two types of coverage: your "base coverage" and "supplemental coverage," if any, that you select. The total of the two coverages cannot be less than the minimum of $50,000 and at least 10% of the total must be base coverage when you purchase the Policy.

   Generally, if we assess less than the maximum guaranteed charges under your Policy and if you choose supplemental coverage instead of base coverage, then in the early Policy years you will reduce your total charges and increase your accumulation value and cash surrender value.

   You should have an understanding of the significant differences between base coverage and supplemental coverage before you complete your application. Here are the features about supplemental coverage that differ from base coverage:

   . We pay a higher level of compensation for the sale of base coverage than for supplemental coverage;

   .   Supplemental coverage has no surrender charges;

   . The cost of insurance rate for supplemental coverage is always equal to or less than the cost of insurance rate for an equivalent amount of base coverage;

   . We calculate the monthly guarantee premiums at a higher rate for supplemental coverage than for base coverage (see "Monthly guarantee premiums" on page 30); and

   . We do not collect the monthly charge for each $1,000 of specified amount that is attributable to supplemental coverage.

   You can change the percentage of base coverage when you increase the specified amount, but at least 10% of the total specified amount after the increase must remain as base coverage. There is no charge when you change the percentages of base and supplemental coverages. However, if you increase your Policy's base coverage, we will impose a new surrender charge and new monthly charge for each $1,000 of base coverage only upon the amount of the increase in base coverage. The new surrender charge applies for a maximum of the first 14 Policy years following the increase. The percentage that your base and supplemental coverages represent of your specified amount will not change whenever you decrease the specified amount. A partial surrender will reduce the specified amount if you choose death benefit Option 1. In this case, we will deduct any surrender charge that applies to the decrease in base coverage, but not to the decrease in supplemental coverage since supplemental coverage has no surrender charge.

   You should use the mix of base and supplemental coverage to emphasize your own objectives. For instance, our guarantee of a minimum death benefit (through the guarantee period benefit) may be essential to your planning. If this is the case, you may wish to maximize the percentage amount of base coverage you purchase. Policy owner objectives differ. Therefore, before deciding how much, if any, supplemental coverage you should have, you should discuss with your AGL representative what you believe to be your own objectives. Your representative can provide you with further information and Policy illustrations showing how your selection of base and supplemental coverage can affect your Policy values under different assumptions.

Premium Payments

   Premium payments. We call the payments you make "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the insured person. If mandated under applicable law, we may be required to reject a premium payment. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments we receive after your free look period, as discussed on page 31, will be allocated upon receipt to the available investment options you have chosen.

   Premium Payments and Transfer Requests in Good Order. We will accept the Policy owner's instructions to allocate premium payments to investment options, to make redemptions (including loans) or to transfer values among the Policy owner's investment options, contingent upon the Policy owner's providing us with instructions in good order. This means that the Policy owner's request must be accompanied by sufficient detail to enable us to allocate, redeem or transfer assets properly.

   When we receive a premium payment in good order, it will be treated as described under "Effective date of other premium payments and requests that you make" on page 38 of this prospectus. If we receive an instruction that is not in good order, the requested action will not be completed, and any premium payments that cannot be allocated will be held in a non-interest bearing account until we receive all necessary information.

   We will attempt to obtain Policy owner guidance on requests not received in good order for up to five business days following receipt. For instance, one of our representatives may telephone the Policy owner to determine the intent of a request. If a Policy owner's request is still not in good order after five business days, we will cancel the request, and return any unallocated premiums to the Policy owner along with the date the request was canceled.

   Limits on premium payments. Federal tax law may limit the amount of premium payments you can make (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements and a discussion of modified endowment contracts are summarized further under "Federal Tax Considerations" beginning on page 57. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. The tax law limits can vary as a result of changes you make to your Policy. For example, a reduction in the specified amount of your Policy can reduce the amount of premiums you can pay.

   Also, in certain limited circumstances, additional premiums may cause the death benefit to increase by more than they increase your accumulation value. In such case, we may refuse to accept an additional premium if the insured person does not provide us with satisfactory evidence that our requirements for issuing insurance are still met. This increase in death benefit is on the same terms (including additional charges) as any other specified amount increase you request (as described under "Increase in coverage" on page 34).

   Checks. You may pay premiums by check drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premiums after the initial premium should be sent directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on page 5 of this prospectus. We also accept premium payments by bank draft, wire or by exchange from another insurance company. Premium payments from salary deduction plans may be made only if we agree. You may obtain further information about how to make premium payments by any of these methods from your AGL representative or from our Administrative Center shown under "Contact Information" on page 5.

   Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to pay. Our current practice is to bill quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure that your Policy's cash surrender value stays above zero or that the guarantee period benefit (described under "Monthly guarantee premiums" on page 30) remains in effect ("Cash surrender value" is explained under "Full Surrenders" on page 7). The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero as a result of the deductions we periodically make from your accumulation value.

   Monthly guarantee premiums. Page 3 of your Policy will specify a "Monthly Guarantee Premium." If you pay these guarantee premiums, we will provide at least an Option 1 death benefit, even if your policy's cash surrender value has declined to zero.

   We call this our "guarantee period benefit." This benefit extends for up to the first 20 Policy years, provided you pay the monthly guarantee premiums. Here are its terms and conditions:

   . The guarantee period benefit extends for the first 20 Policy years if the insured person is no older than age 55 at Policy issue. The duration of the guarantee period benefit decreases by one year for each increase in the issue age beginning with issue age 56 until, at an issue age of 70 or older, it is five years.

   . On the first day of each Policy month that you are covered by the guarantee period benefit, we determine if the cash surrender value is sufficient to pay the monthly deduction. (Policy months are measured from the "Date of Issue" that will also be shown on page 3 of your Policy.)

   . If the cash surrender value is insufficient, we determine if the cumulative amount of premiums paid under the Policy, less any partial surrenders and Policy loans, is at least equal to the sum of the monthly guarantee premiums starting with the date of issue, including the current Policy month.

   . If the monthly guarantee premium requirement is met, the Policy will not lapse. See "Policy Lapse and Reinstatement" on page 56.

   . We continue to measure your cash surrender value and the sum of monthly guarantee premiums for the length of time you are covered by the guarantee period benefit.

   The cost of providing the guarantee period benefit is, in part, dependent on the level of the monthly guarantee premium. The more supplemental coverage you choose, the lower are your overall Policy charges. Although overall Policy charges are lower, more supplemental coverage will result in a higher monthly guarantee premium.

   Whenever you increase or decrease your specified amount, change death benefit Options or add or delete a benefit rider, we calculate a new monthly guarantee premium. The amount you must pay to keep the guarantee period benefit in force will increase or decrease. We can calculate your new monthly guarantee premium as a result of a Policy change before you make the change. Please contact either your agent or the Administrative Center shown under "Contact Information" on page 5 for this purpose.

   . For increases in the specified amount, the new monthly guarantee premium is calculated based on the insured's underwriting characteristics at the time of the increase and the amount of the increase.

   . For decreases in the specified amount, the monthly guarantee premium is adjusted on a pro-rata basis. For instance, if the specified amount is reduced by one-half, the monthly guarantee premium is reduced by one-half.

   . For the addition of a benefit rider, the monthly guarantee premium is increased by the amount of the monthly deduction for the rider.

   . For the deletion of a benefit rider, the monthly guarantee premium will be decreased by the amount of the monthly deduction for the rider.

   Some states require variations in the terms of our guarantee period benefit.

   Payment of the monthly guarantee premiums assures your Policy and riders will not lapse. The guaranteed minimum death benefit rider does not provide this assurance unless the provisions of the rider are met. See "Guaranteed minimum death benefit rider" on page 42.

   Free look period. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Administrative Center address shown under "Contact Information" on page 5 or return it to the AGL representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the available investment options in the ratios you have chosen. This reallocation will not count against the 12 free transfers that you are permitted to make each year. Any additional premium we receive during the 15-day period will also be invested in the money market investment option and allocated to the investment options at the same time as your initial net premium.

Changing Your Investment Option Allocations

   Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

   Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. The first 12 transfers in a Policy year are free of charge. We consider your instruction to transfer from or to more than one investment option at the same time to be one transfer. We will charge you $25 for each additional transfer. You may make transfers from the Fixed Account only during the 60-day period following each Policy anniversary. The total amount that you can transfer each year from the Fixed Account is limited to the greater of:

   . 25% of the unloaned accumulation value you have in the Fixed Account as of the Policy anniversary; or

   . the total amount you transferred or surrendered from the Fixed Account during the previous Policy year.

   Unless you are transferring the entire amount you have in an investment option, including the Fixed Account, each transfer must be at least $500. See "Additional Rights That We Have" on page 50.

   Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value among your chosen variable investment options over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed. You should carefully consider your financial ability to continue the program over a long enough period of time to allocate accumulation value to the variable investment options when their value is low as well as when it is high.

   Under dollar cost averaging, we automatically make transfers of your accumulation value from the investment option of your choice to one or more of the other variable investment options that you choose. You tell us what day of the month you want these transfers to be made (other than the 29th, 30th or 31st of a month) and whether the transfers on that day should occur monthly, quarterly, semi-annually or annually. We make the transfers at the end of the valuation period containing the day of the month you select. (The term "valuation period" is described on page 37.) You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. Dollar cost averaging ceases upon your request, or if your accumulation value in the investment option from which you are making transfers becomes exhausted. You may maintain only one dollar cost averaging instruction with us at a time. You cannot use dollar cost averaging at the same time you are using automatic rebalancing. Dollar cost averaging transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

   Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each variable investment option under your Policy to correspond to your then current premium allocation designation. Automatic rebalancing does not guarantee gains, nor does it assure that you will not have losses. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. Rebalancing ends upon your request. You may maintain only one automatic rebalancing instruction with us at a time. You cannot use automatic rebalancing at the same time you are using dollar cost averaging. Automatic rebalancing transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

   Market timing. The Policies are not designed for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. Market timing carries risks with it, including:

   . dilution in the value of Fund shares underlying investment options of other Policy owners;

   .   interference with the efficient management of the Fund's portfolio; and

   .   increased administrative costs.

   We have policies and procedures affecting your ability to make exchanges within your Policy. We use the term "exchange" to mean two things in this discussion about market timing. We are not referring to the exchange of one life insurance policy for another policy or contract. An exchange can be your allocation of all or a portion of a new premium payment to an investment option. An exchange can also be a transfer of your accumulation value in one investment option (all or a portion of the value) to another investment option. We are required to monitor the Policies to determine if a Policy owner requests:

   . an exchange out of a variable investment option, other than the money market investment option, within two calendar weeks of an earlier exchange into that same variable investment option; or

   . an exchange into a variable investment option, other than the money market investment option, within two calendar weeks of an earlier exchange out of that same variable investment option; or

   . an exchange out of a variable investment option, other than the money market investment option, followed by an exchange into that same variable investment option, more than twice in any one calendar quarter; or

   . an exchange into a variable investment option, other than the money market investment option, followed by an exchange out of that same variable investment option, more than twice in any one calendar quarter.

   If any of the above transactions occurs, we will suspend such Policy owner's same day or overnight delivery transfer privileges (including website, e-mail and facsimile communications) with notice to prevent market timing efforts that could be harmful to other Policy owners or beneficiaries. Such notice of suspension will take the form of either a letter mailed to your last known address, or a telephone call from our Administrative Center to inform you that effective immediately, your same day or overnight delivery transfer privileges have been suspended. A Policy owner's first violation of this policy will result in the suspension of Policy transfer privileges for ninety days. A Policy owner's subsequent violations of this policy will result in the suspension of Policy transfer privileges for six months. Transfers under dollar cost averaging, automatic rebalancing or any other automatic transfer arrangements to which we have agreed are not affected by these procedures.

   The procedures above will be followed in all circumstances and we will treat all Policy owners the same.

   In addition, Policy owners incur a $25 charge for each transfer in excess of 12 each Policy year.

   Restrictions initiated by the Funds and information sharing. The Funds have policies and procedures restricting transfers into the Fund. For this reason or for any other reason the Fund deems necessary, a Fund may instruct us to reject a Policy owner's transfer request. Additionally, a Fund may instruct us to restrict all purchases or transfers into the Fund by a particular Policy owner. We will follow the Fund's instructions. The availability of transfers from any investment option offered under the Policy is unaffected by the Fund's policies and procedures.

   Please read the Funds' prospectuses and supplements for information about restrictions that may be initiated by the Funds.

   In order to prevent market timing, the Funds have the right to request information regarding Policy owner transaction activity. If a Fund requests, we will provide mutually agreed upon information regarding Policy owner transactions in the Fund.

Changing the Specified Amount of Insurance

   Increase in coverage. At any time before the insured person's age 100 while the insured person is living, you may request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that the insured person continues to meet our requirements for issuing insurance coverage.

   We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the age, gender and premium class of the insured person at the time of the increase. Also, a new amount of surrender charge

   . applies to any amount of the increase that you request as base (rather than supplemental) coverage;

   . applies as if we were instead issuing the same amount of base coverage as a new AIG Protection Advantage VUL Policy; and

   . applies to the amount of the increase for a maximum of the 14 Policy years following the increase.

   Whenever you decide to increase your specified amount, you will be subject to a new monthly charge per $1,000 of base coverage. The additional charge will be applied to the increase in your base coverage portion of the increase in the specified amount for the first five Policy years following the increase. Increasing the specified amount may increase the amount of premium you would need to pay to avoid a lapse of your Policy.

   You are not required to increase your specified amount in any specific percentage or ratio that your base and supplemental coverage bear to your specified amount before the increase, with one exception. Base coverage must be at least 10% of the total specified amount after the increase.

   Decrease in coverage. After the first Policy year and before the insured's age 100, you may request a reduction in the specified amount of coverage, but not below certain minimums. After any decrease, the death benefit cannot be less than the greater of:

   .   $50,000; and

   . any minimum amount which, in view of the amount of premiums you have paid, is necessary for the Policy to continue to meet the federal tax law definition of life insurance.

   We will apply any decrease in coverage as of the monthly deduction day (see "Monthly deduction days" on page 38) following the valuation date we receive the request.

   The decrease in coverage is applied in the following order:

   . Against the specified amount provided by the most recent increase, applied first to the supplemental coverage portion of the increase, followed by the base coverage portion of the increase;

   . Against the next most recent increases successively, with supplemental coverage portion of each increase reduced first, followed by the base coverage portion of the same increase;

   . Against the specified amount provided under your original application, with supplemental coverage reduced first, followed by base coverage.

   We will deduct from your accumulation value any surrender charge that is due on account of the decrease. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed. A reduction in specified amount will not reduce the monthly charge per $1,000 of base coverage, or the amount of time for which we assess the charges. For instance, if you increase your base coverage and follow it by a decrease in base coverage within five years of the increase, we will assess the monthly charge per $1,000 of base coverage against the increase in base coverage for the full five years even though you have reduced the amount of base coverage.

Changing Death Benefit Options

   Change of death benefit option. You may at any time before the insured person's age 100 while the insured person is living request us to change your death benefit Option from:

   Option 1 to Option 2;

   Option 2 to Option 1; or

   Option 3 to Option 1.

   No other changes are permitted. A change from Option 3 to Option 1 may be subject to regulatory approval in your state.

   . If you change from Option 1 to Option 2, we automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. The change will go into effect on the monthly deduction day following the date we receive your request for change. Any such reduction in specified amount will be subject to the same guidelines and restrictions described in "Decrease in coverage" on page 34. We will take the reduction proportionately from each component of the Policy's specified amount. We will not charge a surrender charge for this reduction in specified amount. The surrender charge schedule will not be reduced on account of the reduction in specified amount. The monthly charge per $1,000 of base coverage will not change. At the time of the change of death benefit Option, your Policy's monthly insurance charge and surrender value will not change.

   . If you change from Option 2 to Option 1, then as of the date of the change we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value. We will apply the entire increase in your specified amount to the last coverage added (either base or supplemental) to your Policy, and which has not been removed. The monthly charge per $1000 of base coverage will not change. At the time of the change of death benefit Option, your Policy's monthly insurance charge and surrender value will not change.

   . If you change from Option 3 to Option 1, your Policy's specified amount will not change. The monthly charge per $1000 of base coverage and the cost of insurance rates will not change. Your Policy's monthly insurance charge will decrease and the surrender value will increase.

   Effect of changes in insurance coverage on guarantee period benefit. A change in coverage does not result in termination of the guarantee period benefit, so that if you pay certain prescribed amounts of premiums, we will pay a death benefit even if your Policy's cash surrender value declines to zero. See "Monthly guarantee premiums" on page 30.

No Tobacco Use Incentive

   In general, certain charges under life insurance policies are higher if the insured person uses tobacco. We provide an incentive for our insureds to quit the use of tobacco or any other products that contain nicotine. It is important to understand, therefore, that when we refer to "tobacco," we mean tobacco or any other products that contain nicotine. Tobacco use includes the use of nicotine patches and nicotine gum. See "Underwriting and premium classes" on page 51.

   The owner does not elect this feature. We provide it automatically without additional charge. Here are its terms:

   . if the insured person is in either the preferred tobacco or standard tobacco underwriting class; then

   . for the first three Policy years, the cost of insurance charges will automatically be determined as if the insured person was in the standard non-tobacco underwriting class.

   There is a separate rule for insured persons in the special tobacco underwriting class. For the first three Policy years, the standard non-tobacco rates will be adjusted to reflect the extra amount we always charge due to the health, occupation or avocation of an insured person in that class.

   If, before the end of the first three Policy years, the Owner provides us with evidence satisfactory to us that:

   . the insured person has not used tobacco in any form for the preceding 12 months; and

   . there has been no change in the insured person's health that would prevent him or her from qualifying for our standard non-tobacco underwriting class; then

   . we will continue to use standard non-tobacco cost of insurance rates (adjusted as stated above for the special non-tobacco underwriting class) starting with the fourth policy year.

   If the insured person has not met this non-tobacco use and health condition, then starting with the fourth Policy year we will assess cost of insurance charges for the preferred, standard or special tobacco underwriting class, as appropriate.

   See "Underwriting and premium classes" on page 51 for more information about our underwriting classifications.

Account Value Enhancement

   Your Policy will be eligible for an Account Value Enhancement at the end of the 16/th/ Policy year, and at the end of each Policy year thereafter. An Account Value Enhancement is a credit we may provide to your accumulation value. At our complete discretion, the credit for any Policy year can be zero or greater, except in Florida and Oregon where the annual credit must be no less than 0.01%. All other Policies issued in the same calendar year, however, will be treated the same.

   Here are the additional terms of the Account Value Enhancement:

   . Each Account Value Enhancement will be calculated using your unloaned accumulation value at the end of the last day of the Policy year.

   . The amount of each Account Value Enhancement will be calculated by applying a percentage to the unloaned accumulation value. The percentage, if any, will be reset annually (the annual credit will be no less than 0.01% in Florida and Oregon.).

   . Each Account Value Enhancement will be allocated to your Policy's investment options using the premium allocation percentages you have in effect at that time.

   . All eligible Policies issued in the same calendar year will receive the same enhancement percentage credited as of the end of each Policy year.

   . There is no Policy charge for any Account Value Enhancement, although some of the Policy charges may be higher because of an increase in your accumulation value.

   Enhancements credited to your variable investment options result in an increase in your accumulation value. Each enhancement is fully vested when credited. You will be subject to the risk that investment performance will be unfavorable and your accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. As a result you may not receive any benefit from an Account Value Enhancement. See "Investment Risk" on page 9.

Effective Date of Policy and Related Transactions

   Valuation dates, times, and periods. We compute values under a Policy on each day that the New York Stock Exchange ("NYSE") is open for business. We call each such day a "valuation date" or a "business day."

   We compute Policy values as of the time the NYSE closes on each valuation date, which usually is 3:00 p.m. Central time. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period." We are closed only on those holidays the NYSE is closed.

   Fund pricing. Each Fund produces a price per Fund share following each close of the NYSE and provides that price to us. We then determine the Fund value at which you may invest in the particular investment option, which reflects the change in value of each Fund reduced by the daily charge and any other charges that are applicable to your Policy.

   Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in good order at any of the addresses shown on page 5 of this prospectus. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the following valuation date. Any premium payments we receive after our close of business are held in our general account until the next business day.

   If we receive your premiums through payroll allotment, such as salary deduction or salary reduction programs, we consider that we receive your premium on the day we actually receive it, rather than the day the deduction from your payroll occurs. This is important for you to know because your premium receives no interest or earnings for the time between the deduction from your payroll and our receipt of the payment. We currently do not accept military allotment programs.

   Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the insured person's premium class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the insured person's health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $500,000 provided the insured person meets certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited Temporary Life Insurance Agreement," available to you when you apply for a Policy.

   Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign the appropriate premium class. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "Date of Issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the insured person, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

   Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

   Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

   Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

   . Increases or decreases you request in the specified amount of insurance, reinstatement of a Policy that has lapsed, and changes in death benefit Option take effect on the Policy's monthly deduction day if your request is approved on that day or on the next monthly deduction day following our approval if we approve your request on any other day of the month;

   . In most states, we may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

   . If you exercise your right to return your Policy described under "Free look period" on page 31 of this prospectus, your coverage will end when you deliver it to your AGL representative, or if you mail it to us, the date it is postmarked; and

   . If you pay a premium at the same time that you make a Policy request which requires our approval, your payment will be applied when received rather than following the effective date of the requested change, but only if your Policy is in force and the amount paid will not cause you to exceed premium limitations under the Internal Revenue Code of 1986, as amended (the "Code"). If we do not approve your Policy request, your premium payment will still be accepted in full or in part (we will return to you the portion of your premium payment that would be in violation of the maximum premium limitations under the Code). We will not apply this procedure to premiums you pay in connection with reinstatement requests.

Reports to Policy Owners

   Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and Policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

                           ADDITIONAL BENEFIT RIDERS

Riders

   You can request that your Policy include the additional rider benefits described below. For most of the riders that you choose, a charge, which will be shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction day. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. Not all riders are available in all states. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits.

   Accidental Death Benefit Rider. This rider pays an additional death benefit if the insured person dies from certain accidental causes. There is a charge for this rider. You can purchase this rider only at the time we issue your Policy. This rider terminates on the Policy anniversary nearest the insured person's 70/th/ birthday; however, you may elect to terminate it at any time before then. When the rider terminates the charge will cease.

   Children's Insurance Benefit Rider. This rider provides term life insurance coverage on the eligible children of the person insured under the Policy. There is a charge for this rider. This rider is convertible into any other insurance (except for term coverage) available for conversions, under our published rules at the time of conversion. You may purchase this rider at the time we issue your Policy or at any time prior to the insured person's age 100. This rider terminates at the earlier of the Policy anniversary nearest the insured person's 65/th/ birthday or the Maturity Date shown on page 3 of your Policy; however, you may elect to terminate it at any time before then. When the rider terminates, the charge will cease.

   Spouse/Other Insured Term Rider. This rider provides term life insurance on the life of the spouse/other insured of the Policy's insured person. There is a charge for this rider. This rider terminates no later than the Policy anniversary nearest the spouse's/other insured's 75th birthday. You can convert this rider into any other insurance, except term, under our published rules at the time of conversion. You can purchase this rider only at the time we issue your Policy. You may later elect to terminate this rider. If you do so, the charge will cease.

   Terminal Illness Rider. This rider provides the Policy owner with the right to request a benefit if the Policy's insured person is diagnosed as having a terminal illness (as defined in the rider) and less than 12 months to live. This rider is not available in all states. There is a charge for this rider. The maximum amount you may receive under this rider before the insured person's death is 50% of the death benefit that would be due under the Policy (excluding any rider benefits), not to exceed $250,000. The amount of benefits paid under the rider, plus interest on this amount to the next Policy anniversary, plus an administrative fee (not to exceed $250), becomes a "lien" against the remaining benefits payable under the Policy. The maximum interest rate will not exceed the greater of

   . the Moody's corporate Bond Yield Average-Monthly Average Corporates for the month of October preceding the calendar year for which the loan interest rate is determined; or

   . the interest rate used to calculate cash values in the Fixed Account during the period for which the interest rate is determined, plus 1%.

   A lien is a claim by AGL against all future Policy benefits. We will continue to charge interest in advance on the total amount of the lien and will add any unpaid interest to the total amount of the lien each year. The cash surrender value of the Policy also will be reduced by the amount of the lien. Any time the total lien, plus any other Policy loans, exceeds the Policy's then current death benefit, the Policy will terminate without further value. You can purchase this rider at any time prior to the insured person's age 100. You may terminate this rider at any time. If you do so, the charge will cease.

   Waiver of Monthly Deduction Rider. This rider provides for a waiver of all monthly charges assessed for both your Policy and riders that we otherwise would deduct from your accumulation value, so long as the insured person is totally disabled (as defined in the rider). This rider is not available for Policies with an initial specified amount greater than $5,000,000. There is a charge for this rider. While we are paying benefits under this rider we will not permit you to request any increase in the specified amount of your Policy's coverage. When we "pay benefits" under this rider, we pay all monthly charges (except for loan interest) for your Policy when they become due, and then deduct the same charges from your Policy. Therefore, your Policy's accumulation value does not change because of monthly charges. We perform these two transactions at the same time. However, loan interest will not be paid for you under this rider, and the Policy could, under certain circumstances, lapse for nonpayment of loan interest. You can purchase this rider on the life of an insured person who is younger than age 56. You can purchase this rider only at the time we issue your Policy. This rider terminates on the Policy anniversary nearest the insured person's 65/th/ birthday; however, you may elect to terminate it at any time before then. When the rider terminates, the charge will cease.

   Overloan Protection Rider. This rider guarantees that your Policy will not lapse due to interest charges on outstanding Policy loans. This rider allows you to retain the death benefit coverage under your Policy and discontinue paying premiums. We issue this rider automatically when your Policy is issued.

   There is a one-time charge for this rider, currently equal to 3.5% of your Policy's accumulation value when the rider is exercised. This charge will never be greater than 5% of the accumulation value. There is no charge if the rider is never exercised.

   You can request to exercise the rider when:

   . The sum of outstanding Policy loans equals or exceeds 94% of the cash value; and

   .   The Policy has been in force at least until the later of:

      (a) the Policy anniversary nearest the insured person's age 75; or

      (b) the 15th Policy anniversary.

   The exercise date of the rider is the monthly deduction day on or next following the date we receive your written request and all requirements for exercising the rider are satisfied. Here are the requirements:

   . There must be sufficient cash surrender value to cover the one-time charge;

   . Death benefit Option 1 must be in force (death benefit Option 1 is equal to the specified amount on the date of the insured person's death);

   . The Policy must not be a modified endowment contract and the guideline premium test must be selected;

   . The sum of all partial surrenders taken to date must equal or exceed the sum of all premiums paid;

   . The sum of all outstanding policy loans must equal or exceed the sum of the specified amount plus the death benefit amount of any term insurance rider issued on the life of the Policy's insured person; and

   . There can be no riders in force that require charges after the exercise date, other than the maturity extension rider or term riders (a term rider cannot require a change in its death benefit amount that is scheduled to take effect after the exercise date).

   On the exercise date the portion of your accumulation value not offset by your outstanding Policy loans will be transferred to, or will remain in, the Fixed Account.

   The following conditions apply beginning with the exercise date:

   . Interest will continue to be credited to your accumulation value and charged against outstanding loans;

   . All future monthly deductions will be waived, including those for the maturity extension rider and any term rider;

   .   No additional premiums will be accepted;

   .   No new policy loans or partial surrenders will be allowed;

   .   Policy loans can be repaid;

   . No changes will be allowed in the specified amount or choice of death benefit Option;

   . No transfers or allocations of accumulation value from the Fixed Account will be allowed; and

   . The Policy's death benefit will be the applicable Death Benefit Corridor Rate times the greater of the accumulation value and the outstanding total Policy loan amount.

   The rider will terminate on the earlier of the following dates:

   .   Upon your written request to terminate the rider; or

   .   Upon termination of the Policy.

   Guaranteed Minimum Death Benefit Rider. This rider provides a Continuation Guarantee benefit that can keep your Policy from lapsing. This rider is available only if you have selected the guideline premium test and either death benefit Option 1 or Option 2. There is a charge for this rider. You must elect this rider at the time you apply for the Policy. You may later elect to terminate this rider. If you do so, the charge will cease.

   Continuation Guarantee. This benefit is provided by using a Continuation Guarantee Account. While the Continuation Guarantee is in effect, your Policy will not enter the grace period even if there is not enough cash surrender value to cover your current monthly deductions. Even if the Policy's cash surrender value has declined to zero, the Continuation Guarantee will remain in effect as long as the value of the Continuation Guarantee Account is greater than zero.

   Continuation Guarantee Account. The Continuation Guarantee Account creates an alternate value that is not used in determining your actual Policy values, nor does it provide any additional Policy values or death benefit. It is simply a reference value used to determine whether or not the Continuation Guarantee is in effect.

   The Continuation Guarantee Account value is calculated in the same manner as your actual Policy value. We determine the Continuation Guarantee Account value however, by using different charges and a different interest rate. Except as stated in this rider, the table of Continuation Guarantee cost of insurance rates, the Continuation Guarantee interest rate, and all other Continuation Guarantee charges used in this alternate value calculation are guaranteed not to change. The initial Continuation Guarantee interest rate is found in your Policy Schedule. The initial charges are found in your Policy Schedule and in the rider.

   Beginning with the third Policy year and each Policy year thereafter, the Continuation Guarantee Account is subject to adjustment. If the Account value has fallen below the sum of 90% of your amount in the Fixed Account that is not offset by loans (see "Policy loans" on page 46) and 70% of your amount in the variable investment options, then the Account value will be adjusted to such percentages of your total accumulation value at the time of the adjustment. We reserve the right to change these percentages for Policies issued in the future, but once a Policy is issued the percentages will not change for that Policy.

   Charge against the Policy's accumulation value. The rider charge will be deducted monthly from the Policy's accumulation value, but not from the Continuation Guarantee Account value. The charge is based on the insured person's age, sex, premium class and net amount at risk. We assess a charge per $1000 of net amount at risk attributable to the Policy's total base and supplemental coverages. We determine this charge by using the same guaranteed cost of insurance rates that are shown in the Policy. The actual charge may be less than the guaranteed charge.

   Charges against the Continuation Guarantee Account. The following four charges are not deducted from the Policy's accumulation value. They are deducted from the Continuation Guarantee Account value and are used only to determine if the Policy's Continuation Guarantee is in effect:

   . Continuation Guarantee Monthly Administration Fee. We show the Continuation Guarantee Monthly Administration Fee on your Policy Schedule. This monthly fee is currently $10.

   . Continuation Guarantee Premium Expense Charge. This charge is calculated by multiplying each premium paid by the Continuation Guarantee Premium Expense Charge Percentage. We show the Percentage on your Policy Schedule. It cannot be changed.

   . Continuation Guarantee Monthly Expense Charge. A Continuation Guarantee Monthly Expense Charge will be deducted monthly from the Continuation Guarantee Account value. This charge depends on the amount of base coverage and the insured person's sex, age and premium class. The initial amount and duration of this charge is shown on your Policy Schedule. The charge will also apply to any increase in the Policy's specified amount. We will notify you of the new charge on account of any increase in specified amount in an endorsement to the Policy. Any decrease in your Policy's specified amount will not change the Continuation Guarantee Monthly Expense Charge in effect at the time of the decrease.

   . Continuation Guarantee Cost of Insurance Charge. A Continuation Guarantee Cost of Insurance Charge will be deducted monthly from the Continuation Guarantee Account value. This charge will be calculated by multiplying the Continuation Guarantee cost of insurance rate by the net amount at risk of the Continuation Guarantee Account. The cost of insurance rate will vary based on the insured person's sex, age and premium class, as well as the Policy year. The rider contains a table of cost of insurance rates used to determine this charge.

   Additional adjustments to the Continuation Guarantee Account value. We make additional adjustments to the Continuation Guarantee Account value, as follows:

   . Other rider charges. Rider charges will be deducted from the Continuation Guarantee Account value.

   . Partial surrenders. Partial surrenders will be deducted from the Continuation Guarantee Account value.

   . Surrender charges. Surrender charges due to any decrease in the Policy's specified amount will be deducted from the Continuation Guarantee Account value.

   . Policy loans. The gross amount of policy loans will be deducted from the Continuation Guarantee Account value. Loan repayments will be added to the Continuation Guarantee Account value.

   Investment option restrictions - If you purchased this rider, certain investment options are identified on page 3 of your Policy as "Restricted Funds." (We use the term "restricted investment options" in this prospectus to refer to Restricted Funds.) This means that we will limit the total amount of your accumulation value less Policy loans that may be invested in restricted investment options to 30% of your Policy's total accumulation value less Policy loans. Here is an example:

   Let us say your total accumulation value is $1,000 and you have an outstanding loan of $300.

   We will limit the total amount of accumulation value less Policy loans ($1,000 minus $300 = $700) that may be invested in restricted investment options to 30% of your total accumulation value less Policy loans, which is $210 (30% of $700 = $210). If, because of performance, the total amount invested in restricted investment options increases to greater than 30% of your total accumulation value less Policy loans (greater than $210), you will not be in compliance with the 30% requirement. However your rights under this rider are unaffected even though you are not in compliance. In addition you will be brought into compliance through "automatic rebalancing" as explained in the rest of this section.

   Your Policy identifies the initial list of restricted investment options. We reserve the right under the Policy to add or remove restricted investment options, in the following manner:

   . If we add an investment option to the Policy, it is possible that it will be a restricted investment option; and

   . We may decide (or in some cases, we may be required) to remove a restricted investment option from the Policy.

   If you purchased this rider, you are required to use our automatic rebalancing program. This program assures that you adhere to the 30% requirement for restricted investment options. Under automatic rebalancing, your accumulation value is automatically reallocated to the investment options in percentages to correspond to your then current premium allocation designation. See "Automatic rebalancing" on page 32. Currently we require that you maintain automatic rebalancing on an annual basis. We reserve the right, however, to require that you rebalance more often than annually.

   You may choose to rebalance more frequently than annually. You may give us new automatic rebalancing instructions at any time.

   The restricted investment options currently are:

   .   AIM V.I. Global Real Estate Fund

   .   AIM V.I. International Growth Fund

   .   Credit Suisse Trust Small Cap Core I Portfolio

   .   Dreyfus VIF International Value Fund

   .   Franklin Templeton VIP Franklin Small Cap Value Securities Fund

   .   Janus Aspen International Growth Portfolio

   .   JPMorgan Series Trust II International Equity Portfolio

   .   MFS(R) VIT New Discovery Series

   .   Oppenheimer Global Securities Fund/VA

   .   PIMCO VIT CommodityRealReturn Strategy Portfolio

   .   Putnam VT Small Cap Value Fund

   .   VALIC Company I International Equities Fund

   .   VALIC Company I Small Cap Index Fund

   Reinstatement. If the Policy lapses this rider may not be reinstated.

   Termination. This rider will terminate if:

   .   you elect to terminate this rider;

   .   the Policy terminates or matures;

   .   automatic rebalancing has been discontinued; or

   . automatic rebalancing percentages are changed allowing for more than 30% of the policy's total Accumulation Value less policy loans to be invested in restricted investment options.

Tax Consequences of Additional Rider Benefits.

   Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page 57. You should consult a qualified tax adviser.

                              POLICY TRANSACTIONS

   The following transactions may have different effects on the accumulation value, death benefit, specified amount or cost of insurance. You should consider the net effects before requesting a Policy transaction. See "Policy Features" on page 25. Certain transactions also entail charges. For information regarding other charges, see "Charges Under the Policy" on page 51.

E-Delivery, E-Service, Telephone Transactions and Written Transactions

   See page 19 for information regarding E-Delivery, E-Service, telephone transactions and written transactions.

Withdrawing Policy Investments

   Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." Because of the surrender charge, it is unlikely that an AIG Protection Advantage VUL Policy will have any cash surrender value during at least the first year.

   Partial surrender. You may, at any time after the first Policy year and before the insured person's age 100, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We will automatically reduce your Policy's accumulation value by the amount of your withdrawal and any related charges. We do not allow partial surrenders that would reduce the death benefit below $50,000.

   If the Option 1 or Option 3 death benefit is then in effect, we also will reduce your Policy's specified amount by the amount of such withdrawal and charges, but not below $0. We will take any such reduction in specified amount in accordance with the description found under "Changing the Specified Amount of Insurance" on page 34. We also deduct any remaining surrender charge that is associated with any portion of your Policy's base coverage.

   You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

   There is a maximum partial surrender processing fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge currently is $10.

   Exchange of Policy in certain states. Certain states require that a Policy owner be given the right to exchange the Policy for a fixed benefit life insurance policy, within either 18 or 24 months from the date of issue. This right is subject to various conditions imposed by the states and us. In such states, this right has been more fully described in your Policy or related endorsements to comply with the applicable state requirements.

   Policy loans. You may at any time borrow from us an amount up to your Policy's cash surrender value less. The minimum amount you can borrow is $500 or, if less, your Policy's cash surrender value less three times the amount of the charges we assess against your accumulation value on your monthly deduction day. These rules are not applicable in all states.

   We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the Fixed Account as collateral for the loan. We will credit your Policy with interest on this collateral amount on a monthly basis and at a guaranteed annual effective rate of 4.0% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an annual effective rate of 4.75%. Loan interest is payable annually, on the Policy anniversary, in advance, at a rate of 4.54%. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan.

   If a new Policy loan is taken out on a date not coinciding with the Policy anniversary date, the loan interest charged is calculated from the date the loan is taken out to the next Policy anniversary. The following year, loan interest is calculated on the entire loan amount until the next Policy anniversary. Similarly, if the loan is paid off (in-part or in-whole) on a date not coinciding with the Policy anniversary date, the total loan amount will reflect an adjustment for the unearned loan interest. Disbursements from the Policy also result in adjusted interest. For instance, if a death claim occurs on a date not coinciding with the Policy anniversary date, and the Policy has an outstanding Policy loan, the death benefit will be subtracted from the total loan amount with an adjustment for the unearned loan interest.

   Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

   You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

   You may repay all or part (but not less than $100 unless it is the final payment) of your loan at any time before the death of the insured person while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from the Fixed Account. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan (increased by any unearned loan interest we may have already charged) will be deducted from the proceeds we pay following the insured person's death.

   Preferred loan interest rate. We will charge a lower interest rate on loans available after the first 10 Policy years. We call these "preferred loans." The maximum amount eligible for preferred loans for any year is:

   . 10% of your Policy's accumulation value (which includes any loan collateral we are holding for your Policy loans) at the Policy anniversary; or

   . if less, your Policy's maximum remaining loan value at that Policy anniversary.

   We will always credit your preferred loan collateral amount at a guaranteed annual effective rate of 4.0%. We intend to set the rate of interest you are paying to the same 4.0% rate we credit to your preferred loan collateral amount, resulting in a zero net cost (0.00%) of borrowing for that amount. We have full discretion to vary the rate we charge you, provided that the rate:

   . will always be greater than or equal to the guaranteed preferred loan collateral rate of 4.0%, and

   . will never exceed an annual effective rate of 4.25% (4.08% paid in advance).

   Maturity of your Policy. If the insured person is living on the "Maturity Date" shown on page 3 of your Policy, we will pay you the cash surrender value of the Policy, and the Policy will end. The maturity date can be no later than the Policy anniversary nearest the insured person's 121/st/ birthday, unless you have elected to extend coverage. See "Option to extend coverage" on page 47.

   Option to extend coverage. You may elect to extend your original maturity date. If you do so, and if the insured person is living on the maturity date, coverage will be continued until the date of death of the insured person.

   To elect this option, you must submit a written request on a form acceptable to us, at least 30 days prior to the original maturity date. You will incur no charge for exercising this option.

   The option provides for a death benefit after your original maturity date equal to the death benefit in effect on the day prior to your original maturity date. If the death benefit is based fully, or in part, on the accumulation value, we will adjust the death benefit to reflect future changes in your accumulation value. The death benefit will never be less than the accumulation value. The death benefit will be reduced by any outstanding Policy loan amount. Here are the option's additional features:

   .   You may not revoke your exercising this option;

   . No riders attached to this policy will be extended unless otherwise stated in the rider;

   .   No further charges will be assessed on the monthly deduction day;

   .   You may not pay any new premiums;

   .   Interest on policy loans will continue to accrue;

   .   You may repay all or part of a loan at any time; and

   . Your accumulation value in the variable investment options will be transferred to the Fixed Account on your original maturity date.

   Tax considerations. Please refer to "Federal Tax Considerations" on page 57 for information about the possible tax consequences to you when you receive any loan, surrender or other funds from your Policy. A Policy loan may cause the Policy to lapse which may result in adverse tax consequences.

                                POLICY PAYMENTS

Payment Options

   The beneficiary will receive the full death benefit proceeds from the Policy as a single sum, unless the beneficiary elects another method of payment within 60 days after we receive notification of the insured person's death. Likewise, the Policy owner will receive the full proceeds that become payable upon full surrender or the maturity date, unless the Policy owner elects another method of payment within 60 days after we receive notification of full surrender or the maturity date.

   The payee can elect that all or part of such proceeds be applied to one or more of the following payment options. If the payee dies before all guaranteed payments are paid, the payee's heirs or estate will be paid the remaining payments.

   The payee can elect that all or part of such proceeds be applied to one or more of the following payment options:

   .   Option 1--Equal monthly payments for a specified period of time.

   . Option 2--Equal monthly payments of a selected amount of at least $60 per year for each $1,000 of proceeds until all amounts are paid out.

   . Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

   . Option 4--Proceeds left to accumulate at an interest rate of 2% compounded annually for any period up to 30 years. At the payee's request we will make payments to the payee monthly, quarterly, semiannually, or annually. The payee can also request a partial withdrawal of any amount of $500 or more. There is no charge for partial withdrawals.

   Additional payment options may also be available with our consent. We have the right to reject any payment option if the payee is a corporation or other entity. You can read more about each of these options in the Policy and in the separate form of payment contract that we issue when any such option takes effect.

   Interest rates that we credit under each option will be at least 2%.

   Change of payment option. The owner may give us written instructions to change any payment option previously elected at any time while the Policy is in force and before the start date of the payment option.

   Tax impact. If a payment option is chosen, you or your beneficiary may have adverse tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

The Beneficiary

   You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the lifetime of the insured person unless your previous designation of beneficiary provides otherwise. In this case the previous beneficiary must give us permission to change the beneficiary and then we will accept your instructions. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Assignment of a Policy

   You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

Payment of Proceeds

   General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

   Delay of Fixed Account proceeds. We have the right, however, to defer payment or transfers of amounts out of the Fixed Account for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

   Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

   Delay of Separate Account VL-R proceeds. We reserve the right to defer computation of values and payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account VL-R, if:

   .   the NYSE is closed other than weekend and holiday closings;

   .   trading on the NYSE is restricted;

   . an emergency exists as determined by the SEC or other appropriate regulatory authority, such that disposal of securities or determination of the accumulation value is not reasonably practicable; or

   .   the SEC by order so permits for the protection of Policy owners.

   Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

   Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

   . We cannot challenge the Policy after it has been in effect, during the insured person's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in another way. Some states may also require that we calculate the amount we are required to pay in another way.)

   . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during the insured person's lifetime.

   . We cannot challenge an additional benefit rider that provides benefits if the insured person becomes totally disabled, after two years from the later of the Policy's date of issue or the date the additional benefit rider becomes effective.

   Delay required under applicable law. We may be required under applicable law to block a request for transfer or payment, including a Policy loan request, under a Policy until we receive instructions from the appropriate regulator.

                        ADDITIONAL RIGHTS THAT WE HAVE

   We have the right at any time to:

   . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

   . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

   . end the automatic rebalancing feature if your accumulation value falls below $5,000;

   . replace the underlying Fund that any investment option uses with another Fund, subject to SEC and other required regulatory approvals;

   . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another, subject to SEC and other required regulatory approvals;

   . operate Separate Account VL-R under the direction of a committee or discharge such a committee at any time;

   . operate Separate Account VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

   . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

   We also have the right to make some variations in the terms and conditions of a Policy. Any variations will be made only in accordance with uniform rules that we establish. Here are the potential variations:

   Underwriting and premium classes. We currently have nine premium classes we use to decide how much the monthly insurance charges under any particular Policy will be:

   . Four Non-Tobacco classes: preferred plus, preferred, standard and special;

   .   Three Tobacco classes: preferred, standard and special; and

   .   Two Juvenile classes: juvenile and special juvenile.

   Various factors such as the insured person's age, health history, occupation and history of tobacco use, are used in considering the appropriate premium class for the insured. "Tobacco use" refers to not only smoking, but also the use of other products that contain nicotine. Tobacco use includes the use of nicotine patches and nicotine gum. Premium classes are described in your Policy.

   Policies purchased through "internal rollovers". We maintain published rules that describe the procedures necessary to replace life insurance policies we have issued. Not all types of other insurance are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

   State law requirements. AGL is subject to the insurance laws and regulations in every jurisdiction in which the Policies are sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

   Variations in expenses or risks. AGL may vary the charges and other terms within the limits of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

   You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek Policy owner approval and SEC and other regulatory approvals.

                           CHARGES UNDER THE POLICY

   Statutory premium tax charge. Unless your Policy was issued in Oregon, we deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. These taxes, if any, currently range in the United States from 0.5% to 3.5%. Please let us know if you move to another jurisdiction, so we can adjust this charge if required. You are not permitted to deduct the amount of these taxes on your income tax return. We use this charge to offset our obligation to pay premium tax on the Policies.

   Tax charge back. If you are a resident of Oregon at the time you purchase a Policy, there is no premium tax charge. Instead, we will deduct from each premium a tax charge back that is permissible under Oregon law. If you later move from Oregon to a state that has a premium tax, we will not charge you a premium tax. We deduct the tax charge back from each premium you pay, regardless of the state in which you reside at the time you pay the premium. The current tax charge back is 1.78% of each premium. We may change the tax charge back amount but any change will only apply to new Policies we issue. We use the charge partly to offset our obligation to pay premium taxes on the same Policy if you move to another state. We also use the charge to pay for the cost of additional administrative services we provide under these Policies.

   Premium expense charge. After we deduct premium tax (or a tax charge back if we issued your Policy in Oregon) from each premium payment, we currently deduct 5.0% from the remaining amount. We may increase this charge for all years, but it will never exceed 7.5% of all premium payments. AGL receives this charge to cover sales expenses, including commissions.

   Daily charge (mortality and expense risk fee). We will deduct a daily charge at an annual effective rate of 0.70% (7/10 of 1%) of your accumulation value that is then being invested in any of the variable investment options. After a Policy has been in effect for 10 years, however, we will reduce this rate to an annual effective rate of 0.35%. We guarantee these rate reductions through the Policy's first 20 years. We reserve the right after 20 years to assess up to an annual effective rate of 0.15%. Policies issued in Maryland refer to this charge as an "account value charge." AGL receives this charge to pay for our mortality and expense risks.

   Flat monthly charge. We will deduct $10 from your accumulation value each month. We may lower this charge but it is guaranteed to never exceed $10. The flat monthly charge is the "Monthly Administration Fee" shown on page 3A of your Policy. AGL receives this charge to pay for the cost of administrative services we provide under the Policies, such as regulatory mailings and responding to Policy owners' requests.

   Monthly charge per $1,000 of base coverage. We deduct a charge monthly from your accumulation value for the first five Policy years. This monthly charge also applies to the amount of any increase in base coverage during the five Policy years following the increase. This charge varies according to the age, gender and premium class of the insured person, as well as the amount of coverage. The dollar amount of this charge changes with each increase in your Policy's base coverage. (We describe your base coverage and specified amount under "Your specified amount of insurance" on page 25 and "Base coverage and supplemental coverage" on page 27.) This charge can range from a maximum of $2.66 for each $1000 of the base coverage portion of the specified amount to a minimum of $0.05 for each $1000 of base coverage. The representative charge (referred to as "Example" in the Tables of Charges on page 11) is $0.38 for each $1000 of base coverage. The initial amount of this charge is shown on page 3A of your Policy and is called "Monthly Expense Charge for First Five Years." AGL receives this charge to pay for underwriting costs and other costs of issuing the Policies, and also to help pay for the administrative services we provide under the Policies.

   Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "net amount at risk" on that date. Our net amount at risk is the difference between
(a) the death benefit that would be payable before reduction by policy loans if the insured person died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies:

   .   greater amounts at risk result in a higher monthly insurance charge; and

   . higher cost of insurance rates also result in a higher monthly insurance charge.

   Keep in mind that investment performance of the investment options in which you have accumulation value will affect the total amount of your accumulation value. Therefore your monthly insurance charge can be greater or less, depending on investment performance.

   Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are lower than the guaranteed maximum rates for insured persons in most age, gender and premium classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum.

   In general the longer you own your Policy, the higher the cost of insurance rate will be as the insured person grows older. Also our cost of insurance rates will generally be lower if the insured person is a female than if a male. Similarly, our current cost of insurance rates are generally lower for non-tobacco users (insured persons who do not use tobacco or other products that contain nicotine) than tobacco users, and for persons considered to be in excellent health. On the other hand, insured persons who present particular health, occupational or non-work related risks may require higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policies.

   Finally, our current cost of insurance rates for the same insured person differ depending on the specified amount in force on the day the charge is deducted. We have different rates we apply for specified amounts. The highest rates begin with the minimum specified amount. The rates decline on a graduated schedule as the specified amount increases. Your agent can discuss the schedule with you. Our cost of insurance rates are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same insured person.

   AGL receives this charge to fund the death benefits we pay under the Policies.

   Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value if you select additional benefit riders. The cost of insurance charges for the guarantee minimum death benefit rider will be assessed on your monthly deduction day. In addition, the interest charge for the terminal illness rider benefit is assessed each Policy anniversary. The other charges for any rider you select will vary by Policy within a range based on either the personal characteristics of the insured person or the specific coverage you choose under the rider. The riders we currently offer are accidental death benefit rider, children's insurance benefit rider, spouse/other insured term rider, terminal illness rider, waiver of monthly deduction rider, overloan protection rider, and guaranteed minimum death benefit rider. The riders are described beginning on page 39, under "Additional Benefit Riders." The specific charges for any riders you choose are shown on page 3 of your Policy. AGL receives these charges to pay for the benefits under the riders and to help offset the risks we assume.

   Surrender charge. The Policies have a surrender charge that applies for a maximum of the first 14 Policy years (and for a maximum of the first 14 Policy years after any increase in the Policy's base coverage). We will apply the surrender charge only to the base coverage portion of the specified amount.

   The amount of the surrender charge depends on the age and other insurance characteristics of the insured person. Your Policy's surrender charge will be found in the table beginning on page 30 of the Policy. As shown in the Tables of Charges beginning on page 11 the maximum surrender charge is $41 per $1,000 of the base coverage portion of the specified amount (or any increase in the base coverage portion of the specified amount). The minimum surrender charge is $3 per $1,000 of the base coverage (or any increase in the base coverage). The representative surrender charge (referred to as "Example" in the Tables of Charges) is $28 per $1,000 of base coverage (or any increase in the base coverage).

   The surrender charge decreases on an annual basis until, no later than the fifteenth year, it is zero. These decreases are also based on the age and other insurance characteristics of the insured person.

   The following chart illustrates how the surrender charge declines over a maximum of the first 14 Policy years. The chart is for a 50 year old male, who is the same person to whom we refer in the Tables of Charges beginning on page 11 under "Example Charge." Surrender charges may differ for other insured persons because the amount of the annual reduction in the surrender charge may differ.

                    Surrender Charge for a 50 Year Old Male



Policy Year                          1   2   3   4   5   6   7   8   9  10  11  12  13  14  15+
-----------                         --- --- --- --- --- --- --- --- --- --- --  --  --  --  ---
Surrender Charge Per $1,000 of Base
  Coverage......................... $28 $27 $26 $25 $24 $22 $21 $18 $14 $11 $7  $6  $4  $2  $0



   We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender. Upon a requested decrease in a Policy's base coverage portion of the specified amount, we will deduct any remaining amount of the surrender charge that was associated with the base coverage that is canceled. This includes any decrease that results from any requested partial surrender. See "Partial surrender" on page 45 and "Change of death benefit option" on page 35.

   For those Policies that lapse in the first 14 Policy years, AGL receives surrender charges to help recover sales expenses, which are higher for base coverage than for supplemental coverage. Higher amounts of base coverage result in higher charges, including higher surrender charges. The older and the greater health risk the insured person is when the Policy is issued, the more premium we need to pay for all Policy charges. As a result, we use the insured person's age, sex and premium class to help determine the appropriate rate of surrender charge per $1,000 of base coverage to help us offset these higher sales charges.

   Partial surrender processing fee. We will charge a maximum fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge is currently $10. AGL receives this charge to help pay for the expense of making a partial surrender.

   Transfer fee. We will charge a $25 transfer fee for each transfer between investment options that exceeds 12 each Policy Year. This charge will be deducted from the investment options in the same ratio as the requested transfer. AGL receives this charge to help pay for the expense of making the requested transfer.

   Illustrations. If you request illustrations more than once in any Policy year, we may charge a maximum fee of $25 for the illustration. AGL receives this charge to help pay for the expenses of providing additional illustrations.

   Policy loans. We will charge you interest on any loan at an annual effective rate of 4.75%. The loan interest charged on a preferred loan (available after the first 10 Policy years) will never exceed an annual effective rate of 4.25%. AGL receives these charges to help pay for the expenses of administering and providing for Policy loans. See "Policy loans" beginning on page 46.

   Charge for taxes. We can adjust charges in the future on account of taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value. In no event will any adjusted charge exceed the maximum guaranteed charge shown in the Tables of Charges on pages 11--17. All maximum guaranteed charges also appear in your Policy.

   For a further discussion regarding these charges we will deduct from your investment in a Policy, see "More About Policy Charges" on page 55.

   Allocation of charges. You may choose the investment options from which we deduct all monthly charges and any applicable surrender charges. If you do not have enough accumulation value in those investment options, we will deduct these charges in the same ratio the charges bear to the unloaned accumulation value you then have in each investment option.

More About Policy Charges

   Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

   . mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay);

   . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

   . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable universal life insurance policies); and

   . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

   The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the insured person dies.

   General. If the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss. We reserve the right to increase the charges to the maximum amounts on Policies issued in the future.

   Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

   AGL may also make available to Policy owners other variable universal life insurance policies with different features and different charges. Please ask your AGL representative about our other policies.

                              ACCUMULATION VALUE

   Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 51 under "Statutory premium tax charge" (or "Tax charge back" if you are a resident of Oregon when you purchase your Policy) and "Premium expense charge." We invest the rest in one or more of the investment options listed in the chart on page 20 of this prospectus, as well as the Fixed Account. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

   Your investment options. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Fund. Over time, your accumulation value in any such investment option will increase or decrease in accordance with the investment experience of the Fund. Your accumulation value will also be reduced by Fund charges and certain other charges that we deduct from your Policy. We describe these charges beginning on page 51 under "Charges Under the Policy."

   You can review other important information about the Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your AGL representative or from the Administrative Center. See "Contact Information" on page 5.

   We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an annual effective rate of at least 3%. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 55. The "daily charge" described on page 52 and the fees and expenses of the Funds discussed on page 17 do not apply to the Fixed Account.

   Policies are "non-participating." You will not be entitled to any dividends from AGL.

                        POLICY LAPSE AND REINSTATEMENT

   While the guarantee period benefit is in force, your Policy will not enter a grace period or terminate. You must, however, pay the monthly guarantee premiums.

   The benefit under the guarantee minimum death benefit rider may also keep your Policy from entering a grace period or terminating as long as the value of the continuation guarantee account is greater than zero. After the guarantee period benefit expires and the rider terminates, if your Policy's cash surrender value falls to an amount insufficient to cover the monthly charges, we will notify you by letter that you have 61 days from the due date of the premium to pay the necessary charges to avoid lapse of the Policy. You are not required to repay any outstanding Policy loan in order to reinstate your Policy. If the insured person dies during the grace period we will pay the death benefit reduced by the charges that are owed at the time of death. The grace period begins with the first day of the Policy month for which all charges could not be paid. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within five years (or, if earlier, before the Policy's maturity date), and you must present evidence that the insured person still meets our requirements for issuing coverage. You will find additional information in the Policy about the values and terms of the Policy after it is reinstated.

                          FEDERAL TAX CONSIDERATIONS

   Generally, the death benefit paid under a Policy is not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

   Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply. If your Policy lapses, you may have to pay income tax on a portion of any outstanding loan.

Tax Effects

   This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The consequences for corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. You should consult with a competent tax adviser to determine the specific federal tax treatment of your Policy based on your individual factual situation.

   General. The Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under
Section 7702 of the Code and (b) for as long as the investments made by the underlying Funds satisfy certain investment diversification requirements under
Section 817(h) of the Code. We believe that the Policy will meet these requirements at issue and that:

   . the death benefit received by the beneficiary under your Policy will generally not be subject to federal income tax; and

   . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

   The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract," explained in the following discussion. In all cases, however, the character of all income that is described as taxable to the payee will be ordinary income (as opposed to capital gain).

   Testing for modified endowment contract status. The Code provides for a "seven-pay test." This test determines if your Policy will be a "modified endowment contract."

   If, at any time during the first seven Policy years:

   .   you have paid a cumulative amount of premiums;

   . the cumulative amount exceeds the premiums you would have paid by the same time under a similar fixed-benefit life insurance policy; and

   . the fixed benefit policy was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits ("paid-up" means no future premium payments are required) after the payment of seven level annual premiums;

   then your Policy will be a modified endowment contract.

   Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount, and certain other changes.

   If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount that you request or that results from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract.

   We will monitor your Policy and attempt to notify you on a timely basis to prevent additional premium payments from causing your Policy to become a modified endowment contract.

   A life insurance policy that is received in a tax free I.R.C. Section 1035 exchange for a modified endowment contract will also be considered a modified endowment contract.

   Other effects of Policy changes. Changes made to your Policy (for example, a decrease in specified amount that you request or that results from a partial surrender that you request) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

   Rider benefits. We believe that premium payments and any benefits or other benefits to be paid under any rider you may purchase under your Policy will not disqualify your Policy as life insurance for tax purposes. However, the tax law related to rider benefits is complex and some uncertainty exists. You should consult a qualified tax adviser regarding any rider you may purchase.

   Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the insured person's lifetime and not as a modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the Policy loan generally will not be tax deductible.

   After the first 14 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 14 Policy years, however, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

   On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a Policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to federal income tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

   Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy while the insured person is still living will be taxed on an "income-first" basis. Distributions:

   . include loans (including any increase in the loan amount to pay interest on an existing loan, or an assignment or pledge to secure a loan) and partial surrenders;

   . will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy; and

   . have their taxability determined by aggregating all modified endowment contracts issued by the same insurer (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year.

   For modified endowment contracts, your basis:

   .   is similar to the basis described above for other policies; and

   . will be increased by the amount of any prior loan under your Policy that was considered taxable income to you.

   A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply:

   .   to taxpayers 59 1/2 years of age or older;

   .   in the case of a disability (as defined in the Code); or

   . to distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

   If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

   Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

   Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

   Diversification and investor control. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the insured person died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account VL-R, through the Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Funds, we will enter into agreements with them requiring the Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

   The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Funds within Separate Account VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account VL-R.

   Estate and generation skipping taxes. If the insured person is the Policy's owner, the death benefit under the Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

   The enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001 (P.L. 107-16) (the "2001 Act") brought significant change to the transfer tax system, the most notable being the repeal of the estate and generation-skipping transfer (GST) taxes in 2010. Prior to repeal, a number of modifications are made to the maximum estate tax rate and the estate and gift tax applicable exclusion amounts. The 2001 Act increases the estate tax applicable exclusion amount to $2.0 million for decedents dying in 2007. In order to comply with the Congressional Budget Act of 1974, the 2001 Act provides that all provisions of, and amendments made by, the 2001 Act will not apply to estates of decedents dying, gifts made, or generation-skipping transfers, after December 31, 2010. Unless Congress acts affirmatively in the interim, the Code will thereafter be applied and administered as if these provisions had not been enacted.

   As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $2.0 million in 2007. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

   The particular situation of each Policy owner, insured person or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

   Life insurance in split dollar arrangements. The IRS and Treasury issued final regulations on split dollar life insurance arrangements September 11, 2003. The final regulations substantially adopted prior proposed regulations.

   In general, a split dollar insurance arrangement involves two parties agreeing to split the premium and/or benefits of a life insurance policy. These arrangements are often used as a type of employee compensation or for making gifts among family members. The regulations provide two mutually exclusive regimes for taxing split dollar life insurance arrangements: the "economic benefit" regime and the "loan" regime. The economic benefit regime, under which the non-owner of the policy is treated as receiving certain economic benefits from its owner, applies to endorsement arrangements and most non-equity split dollar life insurance arrangements. The loan regime applies to collateral assignment arrangements and other arrangements in which the non-owner could be treated as loaning amounts to the owner. These final regulations apply to any split dollar life insurance arrangement entered into after September 17, 2003. Additionally, these regulations apply to any split dollar life insurance arrangements entered into before September 17, 2003, if the arrangement is materially modified after September 17, 2003.

   In addition, it should be noted that split dollar arrangements characterized as loans for tax purposes may be affected by the Corporate Responsibility Act of 2002 also referred to as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits loans from companies publicly traded in the United States to their executives and officers. The status of split dollar arrangement under the Act is uncertain, in part because the SEC may view the tax treatment of such arrangements as instructive.

   Purchasers of life insurance policies are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from a split dollar arrangement.

   Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

   The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan. The rules for determining "P.S. 58" costs are currently provided under Notice 2002-8, I.R.B. 2002-1 CB 398.

   There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

   Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

   ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

   Our taxes. We report the operations of Separate Account VL-R in our federal income tax return, but we currently pay no income tax on Separate Account VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable universal life insurance policy reserves. We currently make no charge to any Separate Account VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account VL-R for income taxes we incur that are allocable to the Policy.

   We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account VL-R or allocable to the Policy.

   Certain Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

   When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

   In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

   Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

                               LEGAL PROCEEDINGS

   AGL is a party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions that permit damage awards disproportionate to the actual damages incurred. Based upon information presently available, AGL believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on AGL's results of operations and financial position.

                             FINANCIAL STATEMENTS

   The Financial Statements of AGL and the Separate Account can be found in the SAI. You may obtain a free copy of these Financial Statements if you write us at our Administrative Center, which is located at 2727-A Allen Parkway, Houston, Texas 77019, or call us at 1-800-340-2765.

   This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                      INDEX OF SPECIAL WORDS AND PHRASES



                                                               Page to
                                                             See in this
Defined Term                                                 Prospectus
------------                                                 -----------
accumulation value..........................................      8
Administrative Center.......................................      5
automatic rebalancing.......................................     32
base coverage...............................................     27
basis.......................................................     59
beneficiary.................................................     49
cash surrender value........................................      7
cash value accumulation test................................     27
close of business...........................................     37
Code........................................................     39
Contact Information.........................................      5
Continuation Guarantee......................................     42
Continuation Guarantee Account..............................     42
cost of insurance rates.....................................     52
daily charge................................................     52
date of issue...............................................     38
death benefit...............................................      6
dollar cost averaging.......................................     32
Fixed Account...............................................     24
full surrender..............................................      7
Fund, Funds.................................................      6
grace period................................................      9
guarantee period benefit....................................     25
guideline premium test......................................     27
insured person..............................................      1
investment options..........................................     20
lapse.......................................................      9
lien........................................................     40
loan (see "Policy loans" in this Index).....................      7
loan interest...............................................     55
maturity date...............................................     47
modified endowment contract.................................     58
monthly deduction day.......................................     38
monthly guarantee premium...................................      9
monthly insurance charge....................................     52

                      INDEX OF SPECIAL WORDS AND PHRASES



                                                               Page to
                                                             See in this
Defined Term                                                 Prospectus
------------                                                 -----------
net amount at risk..........................................     13
Option 1, Option 2, Option 3................................      6
partial surrender...........................................     45
payment options.............................................     48
planned periodic premiums...................................     29
Policy loans................................................     46
Policy months...............................................     38
Policy year.................................................     38
preferred loan..............................................     46
premium class...............................................     51
premium payments............................................     28
reinstate, reinstatement....................................     56
required minimum death benefit..............................     26
required minimum death benefit percentage...................     27
Separate Account VL-R.......................................     18
seven-pay test..............................................     58
specified amount............................................      6
supplemental coverage.......................................     27
transfers...................................................      7
valuation date..............................................     34
valuation period............................................     37
variable investment options.................................     20

                  THIS DOCUMENT IS NOT PART OF ANY PROSPECTUS

 [LOGO OF AIG(R) AMERICAN GENERAL]                             PRIVACY NOTICE

--------------------------------------------------------------------------------

AIG American General knows that your privacy is important. You have received this notice as required by law and because you are now or may be a customer of one of our companies. This notice will advise you of the types of Nonpublic Personal Information we collect, how we use it, and what we do to protect your privacy.

"Nonpublic Personal Information" refers to personally identifiable information that is not available to the public.

"Employees, Representatives, Agents, and Selected Third Parties" refers to individuals or entities who act on our behalf.

..   Our Employees, Representatives, Agents, and Selected Third Parties may
    collect Nonpublic Personal Information about you, including information:

   - Given to us on applications or other forms;

   - About transactions with us, our affiliates, or third parties;

   - From others, such as credit reporting agencies, employers, and federal and state agencies.

..   The types of Nonpublic Personal Information we collect depends on the products we offer to you and may include your: name; address; Social Security Number; account balances; income; assets; insurance premiums; coverage and beneficiaries; credit reports; marital status; and payment history. We may also collect Nonpublic Personal Health Information, such as medical reports, to underwrite insurance policies, process claims, or for other related functions.

..   We restrict access to Nonpublic Personal Information to those Employees,
    Representatives, Agents, or Selected Third Parties who provide products or services to you and who have been trained to handle Nonpublic Personal Information as described in this Notice.

..   We have policies and procedures that direct our Employees, Representatives,
    Agents and Selected Third Parties acting for us, on how to protect and use Nonpublic Personal Information.

..   We have physical, electronic, and procedural safeguards in place that were designed to protect Nonpublic Personal Information.

..   We do not share Nonpublic Personal Information about you except as allowed by law.

..   We may disclose all types of Nonpublic Personal Information that we collect, including information regarding your transactions or experiences with us, when needed, to:

    (i)Affiliated AIG American General companies, including the American International Group Inc. family of companies, and Employees, Representatives, Agents, and Selected Third Parties, as permitted by law; or

   (ii)other organizations with which we have joint marketing agreements as permitted by law.

..   The types of companies and persons to whom we may disclose Nonpublic
    Personal Information as permitted by law include: banks; attorneys; trustees; third-party administrators; insurance agents; insurance companies; insurance support organizations; credit reporting agencies; registered broker-dealers; auditors; regulators; and reinsurers.

..   We do not share your Nonpublic Personal Health Information unless authorized by you or allowed by law.

..   Our privacy policy applies, to the extent required by law, to our agents and representatives when they are acting on behalf of AIG American General.

..   You will be notified if our privacy policy changes.

..   Our privacy policy applies to current and former customers.

THIS PRIVACY NOTICE IS GIVEN TO YOU FOR YOUR INFORMATION ONLY. YOU DO NOT NEED TO CALL OR TAKE ANY ACTION.

--------------------------------------------------------------------------------

This Privacy Notice is provided on behalf of the following companies:

AGC Life Insurance Company, AIG Life Insurance Company of Puerto Rico, AIG Life Insurance Company, AIG Life of Bermuda, Ltd., AIG Premier Insurance Company, AIG Worldwide Life Insurance of Bermuda, Ltd, American General Assurance Company, American General Indemnity Company, American General Life and Accident Insurance Company, American General Life Insurance Company, American General Property Insurance Company of Florida, American General Property Insurance Company, American International Life Assurance Company of New York, Delaware American Life Insurance Company, Pacific Union Assurance Company, The United States Life Insurance Company in the City of New York.

CALIFORNIA, NEW MEXICO AND VERMONT RESIDENTS ONLY:

Following the law of your state, we will not disclose nonpublic personal financial information about you to nonaffiliated third parties (other than as permitted by law) unless you authorize us to make that disclosure. Your authorization must be in writing. If you wish to authorize us to disclose your nonpublic personal financial information to nonaffiliated third parties, you may write to us at: American General Service Center, P.O. Box 4373, Houston, Texas 77210-4373.

(C) 2007 American International Group, Inc. All rights reserved.

 AGLC0375                                                             Rev0207

              [GRAPHIC]

Easy & Convenient

With e-Service from AIG American General/1/, you have access to the most up-to-date policy information, 24 hours a day, 7 days a week. And with e-Delivery/2/, you can choose to be notified via e-mail that certain regulatory documents are available online for you to view, eliminating the clutter of large, bulky mailings.

Need more information? Call our e-Service Customer
Service Center at 800-280-2011 between 7:00 a.m.
and 6:00 p.m. Central Time, Monday through Friday.

Visit www.aigag.com and click on the link to sign up for e-Service and e-Delivery!

            [LOGO OF ESERVICE]
              www.aigag.com

/1/ AIG American General, www.aigag.com, is the marketing name for the insurance companies and affiliates of American International Group, Inc.
     (AIG), which comprise AIG's Domestic Life Insurance Operations, including American General Life Insurance Company. AIG does not underwrite any insurance products referenced herein.
/2/  Not available for all products.

American General Life Insurance Company
A member company of American International Group, Inc. (AIG)

VUL Administration, P.O. Box 4880, Houston, Texas, 77210-4880 www.aigag.com
Variable universal life insurance policies issued by American General Life Insurance Company and distributed by American General Equity Services Corporation, member FINRA and a member company of American International Group, Inc. American General Life Insurance Company does not solicit business in the state of New York. Policies and riders not available in all states.

(C) 2008 American International Group, Inc. All rights reserved.
AGLC101116 REV0108 5722626                                             5722626

[LOGO] THE STRENGTH TO BE THERE.(R)             [LOGO] AIG(R) American General

                  THIS DOCUMENT IS NOT PART OF ANY PROSPECTUS

[LOGO] AIG AMERICAN GENERAL

For additional information about the AIG Protection Advantage VUL/SM/ policies and the Separate Account, you may request a copy of the Statement of Additional Information (the "SAI"), dated February 1, 2008. We have filed the SAI with the SEC and have incorporated it by reference into this prospectus. You may obtain a free copy of the SAI and the Policy or Fund prospectuses if you write us at our Administrative Center, which is located at 2727-A Allen Parkway, Houston, Texas 77019 or call us at 1-800-340-2765. You may also obtain the SAI from an insurance representative through which the Policies may be purchased. Additional information about the AIG Protection Advantage VUL Policies, including personalized illustrations of death benefits, cash surrender values, and cash values is available without charge to individuals considering purchasing a Policy, upon request to the same address or phone number printed above. We may charge current Policy owners $25 per illustration if they request more than one personalized illustration in a Policy year.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Inquiries on the operations of the Public Reference Room may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street N.E., Washington, D.C. 20549.

Policies issued by:

AMERICAN GENERAL LIFE INSURANCE COMPANY
A MEMBER COMPANY OF AMERICAN INTERNATIONAL GROUP, INC.
2727-A Allen Parkway, Houston, TX 77019

AIG PROTECTION ADVANTAGE VUL FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE Policy Form Number 07921

Not available in the state of New York

DISTRIBUTED BY AMERICAN GENERAL EQUITY SERVICES CORPORATION
Member FINRA
A MEMBER COMPANY OF AMERICAN INTERNATIONAL GROUP, INC.

Membership in IMSA applies only to American General Life Insurance Company and not to its products.

The underwriting risks, financial obligations and support functions associated with the products issued by American General Life Insurance Company ("AGL") are its responsibility. AGL is responsible for its own financial condition and contractual obligations. AGL does not solicit business in the state of New York. The Policies are not available in all states.

(C) 2008 AMERICAN INTERNATIONAL GROUP, INC. ALL RIGHTS RESERVED.       ICA File
No. 811-08561



           FOR E-SERVICE AND
      E-DELIVERY, OR TO VIEW AND
         PRINT POLICY OR FUND
       PROSPECTUSES VISIT US AT
             WWW.AIGAG.COM

                [LOGO]
  Membership in IMSA applies only to
    American General Life Insurance
                Company
       and not to its products.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R

                       AIG PROTECTION ADVANTAGE VUL/SM/

          FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

                                   ISSUED BY

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                         VUL ADMINISTRATION DEPARTMENT

                   P.O. BOX 4880, HOUSTON, TEXAS 77210-4880

  TELEPHONE: 1-800-340-2765; 1-713-831-3443; HEARING IMPAIRED: 1-888-436-5258

                      STATEMENT OF ADDITIONAL INFORMATION

                            DATED FEBRUARY 1, 2008

   This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the prospectus for American General Life Insurance Company Separate Account VL-R (the "Separate Account" or "Separate Account VL-R") dated February 1, 2008, describing the AIG Protection Advantage VUL flexible premium variable universal life insurance policies (the "Policy" or "Policies"). The prospectus sets forth information that a prospective investor should know before investing. For a copy of the prospectus, and any prospectus supplements, contact American General Life Insurance Company ("AGL") at the address or telephone numbers given above. Each term used in this SAI that is defined in the related prospectus has the same meaning as the prospectus' definition.

                               TABLE OF CONTENTS

GENERAL INFORMATION........................................  3

   AGL.....................................................  3
   Separate Account VL-R...................................  3

SERVICES...................................................  3

DISTRIBUTION OF THE POLICIES...............................  4

PERFORMANCE INFORMATION....................................  6

ADDITIONAL INFORMATION ABOUT THE POLICIES..................  6

       Gender neutral policies.............................  6
       Cost of insurance rates.............................  6
       Certain arrangements................................  7
   More About the Fixed Account............................  7
       Our general account.................................  7
       How we declare interest.............................  7
   Adjustments to Death Benefit............................  7
       Suicide.............................................  7
       Wrong age or gender.................................  7
       Death during grace period...........................  8

ACTUARIAL EXPERT...........................................  8

MATERIAL CONFLICTS.........................................  8

FINANCIAL STATEMENTS.......................................  9

   Separate Account Financial Statements...................  9
   AGL Financial Statements................................  9

INDEX TO FINANCIAL STATEMENTS..............................  9

   Separate Account VL-R Financial Statements..............  9
   Separate Account VL-R 2007 Interim Financial Statements.  9
   AGL Consolidated Financial Statements................... 10
   AGL Consolidated 2007 Interim Financial Statements...... 10

                              GENERAL INFORMATION

AGL

   We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services and asset management in the United States and internationally. AIG American General is a marketing name of AGL and its affiliates. The commitments under the Policies are AGL's, and AIG has no legal obligation to back those commitments.

   AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

Separate Account VL-R

   We hold the Fund shares in which any of your accumulation value is invested in Separate Account VL-R. Separate Account VL-R is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. We created the Separate Account on May 6, 1997 under Texas law.

   For record keeping and financial reporting purposes, Separate Account VL-R is divided into 74 separate "divisions," 48 of which are available under the Policies offered by the Policy prospectus as variable "investment options." All of these 48 divisions and the remaining 26 divisions are offered under other AGL policies. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. One or more of the Funds may sell its shares to other funds.

   The assets in Separate Account VL-R are our property. The assets in the Separate Account may not be used to pay any liabilities of AGL other than those arising from the Policies. AGL is obligated to pay all amounts under the Policies due the Policy owners. We act as custodian for the Separate Account's assets.

                                   SERVICES

   AGL and American General Life Companies, LLC ("AGLC"), are parties to a services agreement. AGL and AGLC are each indirect wholly-owned subsidiaries of AIG and therefore affiliates of one another. AGLC is a Delaware limited liability company established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under the services agreement, AGLC provides shared services to AGL and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2007, 2006 and 2005, AGL paid AGLC for these services $367,979,145, $340,329,330 and $317,771,939, respectively.

   We have not designed the Policies for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. We currently have no contractual agreements or any other formal or informal arrangements with any entity or individual permitting such transfers and receive no compensation for any such contract or arrangement.

                         DISTRIBUTION OF THE POLICIES

   American General Equity Services Corporation ("AGESC"), 2727-A Allen Parkway, 2-G7, Houston, Texas 77019, a Delaware corporation and a direct wholly-owned subsidiary of AGL, is the principal underwriter and distributor of the Policies for the Separate Account under a Distribution Agreement between AGESC and AGL. AGESC also acts as principal underwriter for AGL's other separate accounts and for the separate accounts of certain AGL affiliates. AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the Financial Industry Regulatory Authority ("FINRA"). AGESC, as the principal underwriter and distributor, is not paid any fees on the Policies.

   The Policies are offered on a continuous basis.

   We and AGESC have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable universal life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of FINRA.

   We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. The compensation may vary with the sales agreement, but is generally not expected to exceed:

   . 90% of the premiums received in the first Policy year up to a "target premium";

   . 3% of the premiums up to the target premium received in each of Policy years 2 through 10;

   . 3% of the premiums in excess of the target premium received in each of Policy years 1 through 10;

   . 0.25% annually of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years 2 through 10;

   . 0.15% annually of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years 11 through 20;

   . a comparable amount of compensation to broker-dealers or banks with respect to any increase in the specified amount of coverage that you request; and

   . any amounts that we may pay for broker-dealers or banks expense allowances, bonuses, wholesaler fees, training allowances or additional compensation for the Policies.

   At our discretion, we may pay additional first Policy year commissions to any broker-dealer or bank for sales conducted by a particular registered representative of that broker-dealer or bank. We may pay up to a total of 120% of the premiums we receive in the first Policy year.

   The target premium is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable. The target premium is also the maximum amount of premium to which the first year commission rate applies. Commissions paid on premiums received in excess of the target premium are paid at the excess rate. The target premium is an amount calculated in accordance with the method of calculation and rates from the AGL target premium schedules. AGL may change the target premium schedules from time to time. The target premium applicable to a particular coverage shall be determined from the schedule in force when the first premium for such coverage is entered as paid in accounting records of AGL.

   If the total amount of premiums paid in the first Policy year (on a per Policy basis) is less than the target premium, premium received at any time through the second Policy year, up to the balance of the first year target premium, will receive the first Policy year 90% commission rate. Any additional premium received in the second Policy year will be treated as second Policy year premium.

   The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

   We pay the compensation directly to any selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described in your Policy. Each broker-dealer firm or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

   We sponsor a non-qualified deferred compensation plan ("Plan") for our insurance agents. Some of our agents are registered representatives of our affiliated broker-dealers and sell the Policies. These agents may, subject to regulatory approval, receive benefits under the Plan when they sell the Policies. The benefits are deferred and the Plan terms may result in the agent never receiving the benefits. The Plan provides for a varying amount of benefits annually. We have the right to change the Plan in ways that affect the amount of benefits earned each year.

                            PERFORMANCE INFORMATION

   From time to time, we may quote performance information for the divisions of Separate Account VL-R in advertisements, sales literature, or reports to owners or prospective investors.

   We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Fund in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges. We also may present the yield or total return of the investment option in which a division invests.

   We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

                   ADDITIONAL INFORMATION ABOUT THE POLICIES

   Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer policies for sale in situations which, under current law, require gender-neutral premiums or benefits. However, we offer AIG Protection Advantage VUL Policies on both a gender-neutral and a sex-distinct basis.

   Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value proportionately to each increment of specified amount to compute our net amount at risk.

   Certain arrangements. Most of the advisers or administrators of the Funds make certain payments to us, on a quarterly basis, for certain administrative, Policy, and Policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit. Currently, these payments range from 0.15% to 0.35% of the market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter. Except for the PIMCO Variable Insurance Trust, these amounts will not be paid by the Funds or Policy owners.

More About the Fixed Account

   Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared Fixed Account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

   How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account, but it will always be at an annual effective rate of at least 3%.

   Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our Fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Adjustments to Death Benefit

   Suicide. If the insured person commits suicide during the first two Policy years, we will limit the proceeds payable to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

   A new two-year period begins if you increase the specified amount. You can increase the specified amount only if the insured person is living at the time of the increase. In this case, if the insured person commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

   Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

   Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the insured person died during a grace period.

                               ACTUARIAL EXPERT

   Actuarial matters have been examined by Wayne A. Barnard who is Senior Vice President of AGL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

                              MATERIAL CONFLICTS

   We are required to track events to identify any material conflicts from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the Funds, AGL, and other insurance companies participating in the Funds have this same duty. There may be a material conflict if:

   .   state insurance law or federal income tax law changes;

   .   investment management of an investment portfolio changes; or

   . voting instructions given by owners of variable universal life insurance Policies and variable annuity contracts differ.

   The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). One or more of the investment portfolios may sell its shares to other investment portfolios. Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or certain classes of owners, and these retirement plans or participants in these retirement plans.

   If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect Policy owners. This could mean delays or interruptions of the variable operations.

   When state insurance regulatory authorities require us, we may ignore instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to owners.

                             FINANCIAL STATEMENTS

   PricewaterhouseCoopers LLP ("PwC"), located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, is the independent registered public accounting firm for AGL. AIG uses PwC as its corporate-wide auditing firm.

Separate Account Financial Statements

   The statement of net assets as of December 31, 2006 and the related statement of operations for the year then ended and statements of changes in net assets for the two years ended December 31, 2006 of the Separate Account, appearing herein, have been audited by PwC, an independent registered public accounting firm, on the authority of such firm as experts in accounting and auditing, as set forth in their report appearing elsewhere herein.

AGL Financial Statements

   The consolidated balance sheets of AGL as of December 31, 2006 and 2005 and the related statements of income, shareholder's equity, comprehensive income and cash flows for the three years ended December 31, 2006, appearing herein, have been audited by PwC, an independent registered public accounting firm, on the authority of such firm as experts in accounting and auditing, as set forth in their report appearing elsewhere herein.

                         INDEX TO FINANCIAL STATEMENTS

   You should consider the financial statements of AGL that we include in this SAI as bearing on the ability of AGL to meet its obligations under the Policies.

                                                                                                          Page
                                                                                                          ----
I. Separate Account VL-R Financial Statements
Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm...................... VL-R - 1
Statement of Net Assets as of December 31, 2006.......................................................... VL-R - 2
Statement of Operations for the year ended December 31, 2006............................................. VL-R - 4
Statement of Changes in Net Assets for the years ended December 31, 2006 and 2005........................ VL-R - 6
Notes to Financial Statements............................................................................ VL-R - 24

                                                                                                          Page
                                                                                                          ----

II. Separate Account VL-R 2007 Interim Financial Statements
Statement of Net Assets as of September 30, 2007 (unaudited)............................................. VL-R - 1
Statement of Operations for the period ended September 30, 2007 (unaudited).............................. VL-R - 3
Statement of Changes in Net Assets for the period ended September 30, 2007 (unaudited) and the year ended
  December 31, 2006...................................................................................... VL-R - 6
Notes to Financial Statements............................................................................ VL-R -23

                                                                                                                Page
                                                                                                                ----
III. AGL Consolidated Financial Statements

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm............................ F - 1
Consolidated Balance Sheets as of December 31, 2006 and 2005................................................... F - 2
Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004 (restated).............. F - 4
Consolidated Statements of Shareholder's Equity for the years ended December 31, 2006, 2005 and 2004 (restated) F - 5
Consolidated Statements of Comprehensive Income for the years ended December 31, 2006, 2005 and 2004
  (restated)................................................................................................... F - 6
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004 (restated).......... F - 7
Notes to Consolidated Financial Statements..................................................................... F - 9

                                                                                                                Page
                                                                                                                ----
IV. AGL Consolidated 2007 Interim Financial Statements

Consolidated Balance Sheet (Unaudited) - September 30, 2007 and December 31, 2006.............................. 2
Consolidated Statements of Income (Unaudited) - Nine Months Ended September 30, 2007 and 2006.................. 4
Consolidated Statement of Shareholder's Equity (Unaudited) - September 30, 2007 and December 31, 2006.......... 5
Consolidated Statement of Comprehensive Income (Unaudited) - Nine Months Ended September 30, 2007 and 2006..... 6
Consolidated Statement of Cash Flows (Unaudited) - Nine Months Ended September 30, 2007 and 2006............... 7
Notes to Consolidated Financial Statements (Unaudited)......................................................... 9

[logo of AIG American General]

                                              Variable Universal Life Insurance
                                                          Separate Account VL-R

                                                                           2006

                                                                  Annual Report

                                                              December 31, 2006

                                        American General Life Insurance Company

                         A member company of American International Group, Inc.

[LETTERHEAD] PricewaterhouseCoopers LLP

                                                  PricewaterhouseCoopers LLP
                                                  1201 Louisiana
                                                  Suite 2900
                                                  Houston, TX 77002-5678
                                                  Telephone (713) 356-4000
                                                  Facsimile (713) 356-4717

            Report of Independent Registered Public Accounting Firm

To the Board of Directors of American General Life Insurance Company and Policy Owners of American General Life Insurance Company Separate Account VL-R

In our opinion, the accompanying statement of net assets, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the Divisions of American General Life Insurance Company Separate Account VL-R (the "Separate Account") listed in Note A at December 31, 2006, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Separate Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the investment companies, provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

April 6, 2007

                                   VL-R - 1

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF NET ASSETS
December 31, 2006

                                                                               Investment    Due from (to) American
                                                                             securities - at General Life Insurance
Divisions                                                                      fair value           Company         Net Assets
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund - Series I                                           $13,342,365            $(1)          $13,342,364
AIM V.I. International Growth Fund - Series I                                   11,904,546             --            11,904,546
AIM V.I. Premier Equity Fund - Series I                                                 --             --                    --
Alger American Leveraged AllCap Portfolio - Class O Shares                       2,286,824              1             2,286,825
Alger American MidCap Growth Portfolio - Class O Shares                          1,869,371              1             1,869,372
American Century VP Value Fund - Class I                                        17,612,918             (2)           17,612,916
Credit Suisse Small Cap Core I Portfolio                                         1,830,404             --             1,830,404
Dreyfus IP MidCap Stock Portfolio - Initial shares                               5,228,009             (2)            5,228,007
Dreyfus VIF Developing Leaders Portfolio - Initial shares                       11,745,504              1            11,745,505
Dreyfus VIF Quality Bond Portfolio - Initial shares                              8,682,661             --             8,682,661
DWS Equity 500 Index Fund VIP - Class A                                                 --             --                    --
Fidelity VIP Asset Manager Portfolio - Service Class 2                           5,659,244             (1)            5,659,243
Fidelity VIP Contrafund Portfolio - Service Class 2                             32,001,369             --            32,001,369
Fidelity VIP Equity-Income Portfolio - Service Class 2                          21,085,399             --            21,085,399
Fidelity VIP Freedom 2020 Portfolio - Service Class 2                               10,491              1                10,492
Fidelity VIP Freedom 2025 Portfolio - Service Class 2                               54,891             --                54,891
Fidelity VIP Freedom 2030 Portfolio - Service Class 2                               64,516             --                64,516
Fidelity VIP Growth Portfolio - Service Class 2                                 13,810,806              1            13,810,807
Fidelity VIP Mid Cap Portfolio - Service Class 2                                 6,384,993             --             6,384,993
Franklin Templeton - Franklin Small Cap Value Securities Fund - Class 2          8,478,085             (1)            8,478,084
Franklin Templeton - Franklin Small-Mid Cap Growth Securities Fund - Class 2       108,582             --               108,582
Franklin Templeton - Franklin U.S. Government Fund - Class 2                     9,397,224              1             9,397,225
Franklin Templeton - Mutual Shares Securities Fund - Class 2                    16,532,351             (1)           16,532,350
Franklin Templeton - Templeton Foreign Securities Fund - Class 2                13,623,735             (2)           13,623,733
Goldman Sachs Capital Growth Fund                                                7,172,977             --             7,172,977
Janus Aspen Series International Growth Portfolio - Service Shares              11,982,836             (1)           11,982,835
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares                     3,385,583              2             3,385,585
Janus Aspen Series Worldwide Growth Portfolio - Service Shares                   4,430,625             (1)            4,430,624
JPMorgan Mid Cap Value Portfolio                                                 3,498,962             (1)            3,498,961
JPMorgan Small Company Portfolio                                                 2,730,571             --             2,730,571
MFS VIT Capital Opportunities Series - Initial Class                             4,520,899             (1)            4,520,898
MFS VIT Emerging Growth Series - Initial Class                                  12,087,435             (1)           12,087,434
MFS VIT New Discovery Series - Initial Class                                     4,151,964             (2)            4,151,962
MFS VIT Research Series - Initial Class                                          2,381,244             --             2,381,244
MFS VIT Total Return Series - Initial Class                                        775,099             --               775,099
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I                          4,591,606             --             4,591,606
Neuberger Berman AMT Partners Portfolio - Class I                                  111,195             --               111,195
Oppenheimer Balanced Fund/VA - Non-Service Shares                                1,365,870             (4)            1,365,866
Oppenheimer Global Securities Fund/VA - Non-Service Shares                       4,043,502             (3)            4,043,499
Oppenheimer High Income Fund/VA - Non-Service Shares                               110,446             --               110,446
PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class            255,133             (1)              255,132
PIMCO VIT Real Return Portfolio - Administrative Class                          11,744,030              2            11,744,032
PIMCO VIT Short-Term Portfolio - Administrative Class                            4,984,783             (4)            4,984,779
PIMCO VIT Total Return Portfolio - Administrative Class                         22,661,080             (2)           22,661,078
Pioneer Fund VCT Portfolio - Class I                                             3,299,217             (1)            3,299,216
Pioneer Growth Opportunities VCT Portfolio - Class I                             4,992,391              1             4,992,392
Pioneer Mid Cap Value VCT Portfolio - Class I                                       75,605             --                75,605
Putnam VT Diversified Income Fund - Class IB                                    11,517,002             (2)           11,517,000
Putnam VT Growth and Income Fund - Class IB                                     21,393,752             (2)           21,393,750
Putnam VT International Growth and Income Fund - Class IB                        8,841,468             --             8,841,468
Putnam VT Small Cap Value Fund - Class IB                                          416,127             --               416,127
Putnam VT Vista Fund - Class IB                                                    176,650             --               176,650
Putnam VT Voyager Fund - Class IB                                                  421,428             --               421,428

                            See accompanying notes

                                   VL-R - 2

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF NET ASSETS - CONTINUED
December 31, 2006

                                                       Investment    Due from (to) American
                                                     securities - at General Life Insurance
Divisions                                              fair value           Company         Net Assets
-------------------------------------------------------------------------------------------------------
SunAmerica - Aggressive Growth Portfolio - Class 1     $ 1,130,347            $--           $ 1,130,347
SunAmerica - SunAmerica Balanced Portfolio - Class 1     1,226,451             (1)            1,226,450
UIF Equity Growth Portfolio - Class I                    4,054,191             (1)            4,054,190
UIF High Yield Portfolio - Class I                       1,465,250             (2)            1,465,248
VALIC Company I - International Equities Fund            2,742,348             (8)            2,742,340
VALIC Company I - Mid Cap Index Fund                    17,663,091             (1)           17,663,090
VALIC Company I - Money Market I Fund                   30,597,846             --            30,597,846
VALIC Company I - Nasdaq-100 Index Fund                  4,186,473              1             4,186,474
VALIC Company I - Science & Technology Fund              1,228,492              1             1,228,493
VALIC Company I - Small Cap Index Fund                   6,676,702             --             6,676,702
VALIC Company I - Stock Index Fund                      35,624,313             (1)           35,624,312
Van Kampen LIT Government Portfolio - Class I              135,776             --               135,776
Van Kampen LIT Growth and Income Portfolio - Class I    12,098,136             --            12,098,136
Van Kampen LIT Strategic Growth Portfolio - Class I         57,242             --                57,242
Vanguard VIF High Yield Bond Portfolio                   5,181,038             (1)            5,181,037
Vanguard VIF REIT Index Portfolio                       17,122,271             --            17,122,271

                            See accompanying notes

                                   VL-R - 3

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

                                   A           B          A+B=C          D              E             F           C+D+E+F
                                                                                                  Net change     Increase
                                         Mortality and                                          in unrealized  (decrease) in
                               Dividends  expense risk     Net                    Capital gain   appreciation   net assets
                                 from         and       investment  Net realized  distributions (depreciation)   resulting
                                mutual   administrative   income   gain (loss) on  from mutual        of           from
Divisions                        funds      charges       (loss)    investments       funds      investments    operations
----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund -
  Series I                     $ 71,044    $ (61,355)    $  9,689    $   23,101    $       --    $ 1,035,524    $1,068,314
AIM V.I. International Growth
  Fund - Series I               113,939      (70,278)      43,661       834,180            --      1,524,936     2,402,777
AIM V.I. Premier Equity Fund
  - Series I                    135,522      (30,354)     105,168     1,344,830            --       (774,690)      675,308
Alger American Leveraged
  AllCap Portfolio - Class O
  Shares                             --      (11,375)     (11,375)       29,495            --        256,959       275,079
Alger American MidCap Growth
  Portfolio - Class O Shares         --      (11,700)     (11,700)       45,760       233,346       (116,555)      150,851
American Century VP Value
  Fund - Class I                212,660     (112,507)     100,153       465,305     1,341,492        777,086     2,684,036
Credit Suisse Small Cap Core
  I Portfolio                        --      (12,061)     (12,061)       38,702            --         12,446        39,087
Dreyfus IP MidCap Stock
  Portfolio - Initial shares     18,430      (34,748)     (16,318)       76,012       785,785       (516,371)      329,108
Dreyfus VIF Developing
  Leaders Portfolio - Initial
  shares                         47,323      (82,945)     (35,622)      198,431       978,648       (834,177)      307,280
Dreyfus VIF Quality Bond
  Portfolio - Initial shares    383,019      (59,610)     323,409       (27,971)           --         (6,009)      289,429
DWS Equity 500 Index Fund VIP
  - Class A                          --           --           --            --            --             --            --
Fidelity VIP Asset Manager
  Portfolio - Service Class 2   131,826      (38,247)      93,579        87,138            --        161,458       342,175
Fidelity VIP Contrafund
  Portfolio - Service Class 2   287,905     (192,377)      95,528     1,566,138     2,505,870     (1,339,399)    2,828,137
Fidelity VIP Equity-Income
  Portfolio - Service Class 2   557,250     (128,654)     428,596       652,056     2,313,819        (88,746)    3,305,725
Fidelity VIP Freedom 2020
  Portfolio - Service Class 2       140          (27)         113            18            93            521           745
Fidelity VIP Freedom 2025
  Portfolio - Service Class 2       788          (79)         709            53           744            518         2,024
Fidelity VIP Freedom 2030
  Portfolio - Service Class 2       844          (70)         774           199           661            222         1,856
Fidelity VIP Growth Portfolio
  - Service Class 2              20,635      (91,482)     (70,847)      204,881            --        630,876       764,910
Fidelity VIP Mid Cap
  Portfolio - Service Class 2     9,887      (42,424)     (32,537)      294,963       659,262       (375,386)      546,302
Franklin Templeton - Franklin
  Small Cap Value Securities
  Fund - Class 2                 35,558      (40,562)      (5,004)      111,683       198,975        578,082       883,736
Franklin Templeton - Franklin
  Small-Mid Cap Growth
  Securities Fund - Class 2          --         (804)        (804)        6,506            --          3,158         8,860
Franklin Templeton - Franklin
  U.S. Government Fund -
  Class 2                       409,315      (75,338)     333,977      (224,502)           --        190,212       299,687
Franklin Templeton - Mutual
  Shares Securities Fund -
  Class 2                       169,027      (91,100)      77,927       335,389       430,467      1,310,423     2,154,206
Franklin Templeton -
  Templeton Foreign
  Securities Fund - Class 2     155,732      (87,155)      68,577       763,949            --      1,507,480     2,340,006
Goldman Sachs Capital Growth
  Fund                            8,848      (38,903)     (30,055)      436,754            --        251,412       658,111
Janus Aspen Series
  International Growth
  Portfolio - Service Shares    159,742      (54,587)     105,155       688,113            --      2,171,821     2,965,089
Janus Aspen Series Mid Cap
  Growth Portfolio - Service
  Shares                             --      (21,547)     (21,547)      259,677            --        128,325       366,455
Janus Aspen Series Worldwide
  Growth Portfolio - Service
  Shares                         66,179      (28,331)      37,848       137,455            --        483,941       659,244
JPMorgan Mid Cap Value
  Portfolio                      23,185      (24,827)      (1,642)      201,881        93,681        255,664       549,584
JPMorgan Small Company
  Portfolio                          --      (15,814)     (15,814)       56,457        58,942        209,632       309,217
MFS VIT Capital Opportunities
  Series - Initial Class         19,178      (29,504)     (10,326)       88,619            --        447,816       526,109
MFS VIT Emerging Growth
  Series - Initial Class             --      (87,148)     (87,148)      319,599            --        579,361       811,812
MFS VIT New Discovery Series
  - Initial Class                    --      (27,484)     (27,484)      116,523        69,343        305,617       463,999
MFS VIT Research Series -
  Initial Class                  10,484      (15,101)      (4,617)       59,542            --        154,953       209,878
MFS VIT Total Return Series -
  Initial Class                  19,291       (5,941)      13,350        11,625        25,854         29,002        79,831
Neuberger Berman AMT Mid-Cap
  Growth Portfolio - Class I         --      (28,615)     (28,615)      176,053            --        389,383       536,821
Neuberger Berman AMT Partners
  Portfolio - Class I               779         (812)         (33)        5,175        12,005         (5,263)       11,884
Oppenheimer Balanced Fund/VA
  - Non-Service Shares           21,624       (7,674)      13,950          (199)       47,536         55,219       116,506
Oppenheimer Global Securities
  Fund/ VA - Non-Service
  Shares                         27,561      (21,278)       6,283       131,058       143,963        239,263       520,567
Oppenheimer High Income
  Fund/VA - Non-Service Shares    7,928         (798)       7,130           290            --          1,415         8,835
PIMCO VIT CommodityRealReturn
  Strategy Portfolio -
  Administrative Class            7,451         (890)       6,561          (143)        1,003        (16,727)       (9,306)
PIMCO VIT Real Return
  Portfolio - Administrative
  Class                         523,982      (85,397)     438,585         9,390       313,163       (741,458)       19,680

                            See accompanying notes

                                   VL-R - 4

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF OPERATIONS - CONTINUED
For the Year Ended December 31, 2006

                                    A            B            A+B=C           D              E             F           C+D+E+F
                                                                                                       Net change     Increase
                                           Mortality and                                             in unrealized  (decrease) in
                                            expense risk                               Capital gain   appreciation   net assets
                                Dividends       and            Net       Net realized  distributions (depreciation)   resulting
                               from mutual administrative  investment   gain (loss) on  from mutual        of           from
Divisions                         funds       charges     income (loss)  investments       funds      investments    operations
---------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Short-Term
  Portfolio - Administrative
  Class                        $  209,350    $ (33,585)    $  175,765     $   (4,282)   $       --     $     (784)   $  170,699
PIMCO VIT Total Return
  Portfolio - Administrative
  Class                           827,282     (130,445)       696,837       (380,288)      119,901        140,867       577,317
Pioneer Fund VCT Portfolio -
  Class I                          43,052      (23,311)        19,741         66,362            --        384,974       471,077
Pioneer Growth Opportunities
  VCT Portfolio - Class I              --      (36,577)       (36,577)        79,869            --        189,546       232,838
Pioneer Mid Cap Value VCT
  Portfolio - Class I                  15          (94)           (79)            (3)          373          2,601         2,892
Putnam VT Diversified Income
  Fund - Class IB                 509,849      (46,223)       463,626         33,585            --         68,663       565,874
Putnam VT Growth and Income
  Fund - Class IB                 301,826     (116,303)       185,523        575,010       470,152      1,620,179     2,850,864
Putnam VT International
  Growth and Income Fund -
  Class IB                         74,730      (48,355)        26,375        360,192            --      1,246,217     1,632,784
Putnam VT Small Cap Value
  Fund - Class IB                   1,285       (2,972)        (1,687)        27,091        39,335         (3,385)       61,354
Putnam VT Vista Fund -
  Class IB                             --         (793)          (793)         1,593            --          4,353         5,153
Putnam VT Voyager Fund -
  Class IB                            433       (2,913)        (2,480)         1,614            --         18,494        17,628
SunAmerica - Aggressive
  Growth Portfolio - Class 1        1,098       (7,282)        (6,184)        51,285            --         79,785       124,886
SunAmerica - SunAmerica
  Balanced Portfolio - Class 1     31,488       (7,534)        23,954         13,228            --         70,343       107,525
UIF Equity Growth Portfolio -
  Class I                              --      (29,592)       (29,592)        82,391            --         77,386       130,185
UIF High Yield Portfolio -
  Class I                         132,730      (11,568)       121,162        (30,482)           --         34,803       125,483
VALIC Company I -
  International Equities Fund      39,995      (17,898)        22,097        237,928       151,425        105,700       517,150
VALIC Company I - Mid Cap
  Index Fund                       83,758     (121,436)       (37,678)       791,315     1,166,529       (412,652)    1,507,514
VALIC Company I - Money
  Market I Fund                 1,544,069     (237,806)     1,306,263             --            --             --     1,306,263
VALIC Company I - Nasdaq-100
  Index Fund                        3,186      (29,185)       (25,999)       338,983            --       (113,006)      199,978
VALIC Company I - Science &
  Technology Fund                      --       (8,670)        (8,670)        62,771            --            663        54,764
VALIC Company I - Small Cap
  Index Fund                       23,429      (42,826)       (19,397)       502,152       314,368        178,372       975,495
VALIC Company I - Stock Index
  Fund                            290,415     (250,176)        40,239      2,049,336     1,124,134      1,619,156     4,832,865
Van Kampen LIT Government
  Portfolio - Class I               6,936       (1,103)         5,833         (1,883)           --           (464)        3,486
Van Kampen LIT Growth and
  Income Portfolio - Class I      110,749      (71,802)        38,947        520,871       613,913        360,307     1,534,038
Van Kampen LIT Strategic
  Growth Portfolio - Class I           --         (421)          (421)           471            --          1,308         1,358
Vanguard VIF High Yield Bond
  Portfolio                       384,088      (36,393)       347,695        (72,435)           --        108,539       383,799
Vanguard VIF REIT Index
  Portfolio                       281,108      (98,945)       182,163        908,031       890,176      2,179,220     4,159,590

                            See accompanying notes

                                   VL-R - 5

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS
For the Years Ended December 31, 2006 and 2005

                                                                                             Divisions
                                                                  --------------------------------------------------------------
                                                                                  AIM V.I.                       Alger American
                                                                  AIM V.I. Core International AIM V.I. Premier  Leveraged AllCap
                                                                  Equity Fund -  Growth Fund   Equity Fund -   Portfolio -Class O
                                                                    Series I     - Series I       Series I           Shares
                                                                  ------------- ------------- ---------------- ------------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                                    $     9,689   $    43,661    $    105,168       $  (11,375)
   Net realized gain (loss) on investments                              23,101       834,180       1,344,830           29,495
   Capital gain distributions from mutual funds                             --            --              --               --
   Net change in unrealized appreciation (depreciation) of
     investments                                                     1,035,524     1,524,936        (774,690)         256,959
                                                                   -----------   -----------    ------------       ----------
Increase (decrease) in net assets resulting from operations          1,068,314     2,402,777         675,308          275,079
                                                                   -----------   -----------    ------------       ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                      1,320,405     1,531,993         651,935          530,629
   Net transfers from (to) other Divisions or fixed rate option     12,882,196     1,945,861     (13,314,453)         616,919
   Internal rollovers                                                      190         2,416              --            2,615
   Cost of insurance and other charges                                (956,724)     (819,984)       (477,989)        (145,783)
   Administrative charges                                              (53,941)      (66,896)        (25,861)         (26,555)
   Policy loans                                                       (217,297)     (217,456)        (58,474)         (12,093)
   Death benefits                                                      (94,289)     (109,287)         (1,256)              --
   Withdrawals                                                        (606,490)     (596,985)       (276,220)          (6,097)
                                                                   -----------   -----------    ------------       ----------
Increase (decrease) in net assets resulting from principal
  transactions                                                      12,274,050     1,669,662     (13,502,318)         959,635
                                                                   -----------   -----------    ------------       ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             13,342,364     4,072,439     (12,827,010)       1,234,714

NET ASSETS:
   Beginning of year                                                        --     7,832,107      12,827,010        1,052,111
                                                                   -----------   -----------    ------------       ----------
   End of year                                                     $13,342,364   $11,904,546    $         --       $2,286,825
                                                                   ===========   ===========    ============       ==========

For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                                    $        --   $      (492)   $     16,824       $   (5,297)
   Net realized gain (loss) on investments                                  --       654,292        (557,531)          11,644
   Capital gain distributions from mutual funds                             --            --              --               --
   Net change in unrealized appreciation (depreciation) of
     investments                                                            --       435,814       1,124,376          104,855
                                                                   -----------   -----------    ------------       ----------
Increase (decrease) in net assets resulting from operations                 --     1,089,614         583,669          111,202
                                                                   -----------   -----------    ------------       ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                             --     1,183,506       2,235,554          258,009
   Net transfers from (to) other Divisions or fixed rate option             --      (778,668)       (810,424)         272,618
   Internal rollovers                                                       --           374           3,625              238
   Cost of insurance and other charges                                      --      (661,674)     (1,498,715)         (96,966)
   Administrative charges                                                   --       (48,372)        (88,424)         (11,836)
   Policy loans                                                             --      (127,316)       (115,095)          (2,006)
   Death benefits                                                           --      (111,066)        (42,057)              --
   Withdrawals                                                              --      (277,444)       (593,378)         (24,484)
                                                                   -----------   -----------    ------------       ----------
Increase (decrease) in net assets resulting from principal
  transactions                                                              --      (820,660)       (908,914)         395,573
                                                                   -----------   -----------    ------------       ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     --       268,954        (325,245)         506,775

NET ASSETS:
   Beginning of year                                                        --     7,563,153      13,152,255          545,336
                                                                   -----------   -----------    ------------       ----------
   End of year                                                     $        --   $ 7,832,107    $ 12,827,010       $1,052,111
                                                                   ===========   ===========    ============       ==========

                            See accompanying notes

                                   VL-R - 6

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2006 and 2005

                                                                                   Divisions
                                                   ------------------------------------------------------------------------
                                                     Alger American                                          Dreyfus IP
                                                      MidCap Growth    American Century  Credit Suisse      MidCap Stock
                                                   Portfolio - Class O VP Value Fund -  Small Cap Core I Portfolio - Initial
                                                         Shares            Class I         Portfolio           shares
                                                   ------------------- ---------------- ---------------- -------------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                        $  (11,700)       $   100,153       $  (12,061)       $  (16,318)
   Net realized gain (loss) on investments                 45,760            465,305           38,702            76,012
   Capital gain distributions from mutual funds           233,346          1,341,492               --           785,785
   Net change in unrealized appreciation
     (depreciation) of investments                       (116,555)           777,086           12,446          (516,371)
                                                       ----------        -----------       ----------        ----------
Increase (decrease) in net assets resulting from
  operations                                              150,851          2,684,036           39,087           329,108
                                                       ----------        -----------       ----------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                           424,590          2,696,932          332,665           928,653
   Net transfers from (to) other Divisions or
     fixed rate option                                     92,821           (315,229)         226,847            23,078
   Internal rollovers                                       1,861              3,970               --             1,603
   Cost of insurance and other charges                   (196,063)        (1,498,073)        (200,231)         (495,316)
   Administrative charges                                 (21,727)          (132,163)         (16,371)          (45,433)
   Policy loans                                           (27,097)          (100,103)         (16,342)          (25,963)
   Death benefits                                              --            (48,479)              (2)           (1,952)
   Withdrawals                                            (24,696)          (630,156)         (50,269)         (106,741)
                                                       ----------        -----------       ----------        ----------
Increase (decrease) in net assets resulting from
  principal transactions                                  249,689            (23,301)         276,297           277,929
                                                       ----------        -----------       ----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   400,540          2,660,735          315,384           607,037
NET ASSETS:
   Beginning of year                                    1,468,832         14,952,181        1,515,020         4,620,970
                                                       ----------        -----------       ----------        ----------
   End of year                                         $1,869,372        $17,612,916       $1,830,404        $5,228,007
                                                       ==========        ===========       ==========        ==========
For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                        $   (8,405)       $    19,091       $  (11,549)       $  (29,791)
   Net realized gain (loss) on investments                 18,798            996,629          175,481           229,730
   Capital gain distributions from mutual funds            43,700          1,369,370               --            17,580
   Net change in unrealized appreciation
     (depreciation) of investments                         63,287         (1,811,913)        (228,024)          156,882
                                                       ----------        -----------       ----------        ----------
Increase (decrease) in net assets resulting from
  operations                                              117,380            573,177          (64,092)          374,401
                                                       ----------        -----------       ----------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                           410,486          2,460,436          404,228           973,084
   Net transfers from (to) other Divisions or
     fixed rate option                                    146,854            127,934         (421,651)          129,977
   Internal rollovers                                         378              1,431              729               420
   Cost of insurance and other charges                   (170,632)        (1,398,994)        (206,072)         (526,854)
   Administrative charges                                 (20,444)          (118,425)         (19,048)          (46,131)
   Policy loans                                             1,738            (69,003)          (8,049)          (44,088)
   Death benefits                                              --           (549,247)          (1,085)           (1,389)
   Withdrawals                                            (10,163)          (549,781)         (63,733)          (85,220)
                                                       ----------        -----------       ----------        ----------
Increase (decrease) in net assets resulting from
  principal transactions                                  358,217            (95,649)        (314,681)          399,799
                                                       ----------        -----------       ----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   475,597            477,528         (378,773)          774,200

NET ASSETS:
   Beginning of year                                      993,235         14,474,653        1,893,793         3,846,770
                                                       ----------        -----------       ----------        ----------
   End of year                                         $1,468,832        $14,952,181       $1,515,020        $4,620,970
                                                       ==========        ===========       ==========        ==========

                            See accompanying notes

                                   VL-R - 7

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2006 and 2005

                                                                                               Divisions
                                                                 --------------------------------------------------------


                                                                     Dreyfus VIF         Dreyfus VIF
                                                                 Developing Leaders     Quality Bond      DWS Equity 500
                                                                 Portfolio - Initial Portfolio - Initial Index Fund VIP -
                                                                       shares              shares            Class A
                                                                 ------------------- ------------------- ----------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                                      $   (35,622)        $  323,409          $     --
   Net realized gain (loss) on investments                               198,431            (27,971)               --
   Capital gain distributions from mutual funds                          978,648                 --                --
   Net change in unrealized appreciation (depreciation) of
     investments                                                        (834,177)            (6,009)               --
                                                                     -----------         ----------          --------
Increase (decrease) in net assets resulting from operations              307,280            289,429                --
                                                                     -----------         ----------          --------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                        1,969,882          1,449,497                --
   Net transfers from (to) other Divisions or fixed rate option         (387,563)            15,458                --
   Internal rollovers                                                     10,323              9,234                --
   Cost of insurance and other charges                                (1,170,266)          (851,992)               --
   Administrative charges                                                (87,392)           (71,782)               --
   Policy loans                                                         (128,184)           (52,220)               --
   Death benefits                                                        (49,652)            (1,602)               --
   Withdrawals                                                          (588,301)          (197,858)               --
                                                                     -----------         ----------          --------
Increase (decrease) in net assets resulting from principal
  transactions                                                          (431,153)           298,735                --
                                                                     -----------         ----------          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                 (123,873)           588,164                --
NET ASSETS:
   Beginning of year                                                  11,869,378          8,094,497                --
                                                                     -----------         ----------          --------
   End of year                                                       $11,745,505         $8,682,661          $     --
                                                                     ===========         ==========          ========
For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                                      $   (80,352)        $  234,531          $    175
   Net realized gain (loss) on investments                               290,620             (2,766)            1,229
   Capital gain distributions from mutual funds                               --                 --                --
   Net change in unrealized appreciation (depreciation) of
     investments                                                         366,961            (87,917)           (1,251)
                                                                     -----------         ----------          --------
Increase (decrease) in net assets resulting from operations              577,229            143,848               153
                                                                     -----------         ----------          --------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                        2,191,420          1,331,559             1,301
   Net transfers from (to) other Divisions or fixed rate option         (982,230)           (41,809)              (78)
   Internal rollovers                                                      6,331              1,222                --
   Cost of insurance and other charges                                (1,242,885)          (864,751)           (1,538)
   Administrative charges                                                (95,051)           (63,234)               --
   Policy loans                                                          (74,740)           (24,444)               --
   Death benefits                                                        (65,697)           (62,982)               --
   Withdrawals                                                          (365,104)          (390,022)          (18,687)
                                                                     -----------         ----------          --------
Increase (decrease) in net assets resulting from principal
  transactions                                                          (627,956)          (114,461)          (19,002)
                                                                     -----------         ----------          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                  (50,727)            29,387           (18,849)
NET ASSETS:
   Beginning of year                                                  11,920,105          8,065,110            18,849
                                                                     -----------         ----------          --------
   End of year                                                       $11,869,378         $8,094,497          $     --
                                                                     ===========         ==========          ========

                                                                 ------------
                                                                 Fidelity VIP
                                                                    Asset
                                                                   Manager
                                                                 Portfolio -
                                                                   Service
                                                                   Class 2
                                                                 ------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                                   $   93,579
   Net realized gain (loss) on investments                            87,138
   Capital gain distributions from mutual funds                           --
   Net change in unrealized appreciation (depreciation) of
     investments                                                     161,458
                                                                  ----------
Increase (decrease) in net assets resulting from operations          342,175
                                                                  ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                      780,955
   Net transfers from (to) other Divisions or fixed rate option      123,800
   Internal rollovers                                                 13,162
   Cost of insurance and other charges                              (511,833)
   Administrative charges                                            (39,787)
   Policy loans                                                      (57,185)
   Death benefits                                                     (2,268)
   Withdrawals                                                      (181,052)
                                                                  ----------
Increase (decrease) in net assets resulting from principal
  transactions                                                       125,792
                                                                  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                              467,967
NET ASSETS:
   Beginning of year                                               5,191,276
                                                                  ----------
   End of year                                                    $5,659,243
                                                                  ==========
For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                                   $   85,707
   Net realized gain (loss) on investments                            50,901
   Capital gain distributions from mutual funds                        1,654
   Net change in unrealized appreciation (depreciation) of
     investments                                                      13,179
                                                                  ----------
Increase (decrease) in net assets resulting from operations          151,441
                                                                  ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                      950,956
   Net transfers from (to) other Divisions or fixed rate option      (44,224)
   Internal rollovers                                                 13,267
   Cost of insurance and other charges                              (532,397)
   Administrative charges                                            (47,340)
   Policy loans                                                      (42,449)
   Death benefits                                                     (5,109)
   Withdrawals                                                       (93,365)
                                                                  ----------
Increase (decrease) in net assets resulting from principal
  transactions                                                       199,339
                                                                  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                              350,780
NET ASSETS:
   Beginning of year                                               4,840,496
                                                                  ----------
   End of year                                                    $5,191,276
                                                                  ==========

                            See accompanying notes

                                   VL-R - 8

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2006 and 2005

                                                                                      Divisions
                                                   -----------------------------------------------------------
                                                      Fidelity VIP        Fidelity VIP        Fidelity VIP
                                                       Contrafund         Equity-Income       Freedom 2020
                                                   Portfolio - Service Portfolio - Service Portfolio - Service
                                                         Class 2             Class 2             Class 2
                                                   ------------------- ------------------- -------------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                        $    95,528         $   428,596           $   113
   Net realized gain (loss) on investments               1,566,138             652,056                18
   Capital gain distributions from mutual funds          2,505,870           2,313,819                93
   Net change in unrealized appreciation
     (depreciation) of investments                      (1,339,399)            (88,746)              521
                                                       -----------         -----------           -------
Increase (decrease) in net assets resulting from
  operations                                             2,828,137           3,305,725               745
                                                       -----------         -----------           -------
PRINCIPAL TRANSACTIONS:
   Net premiums                                          4,923,210           3,099,899             2,737
   Net transfers from (to) other Divisions or
     fixed rate option                                   2,435,931             641,299             8,494
   Internal rollovers                                       62,573              18,534                --
   Cost of insurance and other charges                  (2,112,995)         (1,683,145)           (1,347)
   Administrative charges                                 (237,749)           (155,094)             (137)
   Policy loans                                           (394,731)           (348,669)               --
   Death benefits                                             (147)            (21,750)               --
   Withdrawals                                            (881,154)           (996,983)               --
                                                       -----------         -----------           -------
Increase (decrease) in net assets resulting from
  principal transactions                                 3,794,938             554,091             9,747
                                                       -----------         -----------           -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  6,623,075           3,859,816            10,492
NET ASSETS:
   Beginning of year                                    25,378,294          17,225,583                --
                                                       -----------         -----------           -------
   End of year                                         $32,001,369         $21,085,399           $10,492
                                                       ===========         ===========           =======
For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                        $  (121,727)        $   123,740           $    --
   Net realized gain (loss) on investments               1,411,273             658,380                --
   Capital gain distributions from mutual funds              3,507             577,829                --
   Net change in unrealized appreciation
     (depreciation) of investments                       1,931,073            (639,565)               --
                                                       -----------         -----------           -------
Increase (decrease) in net assets resulting from
  operations                                             3,224,126             720,384                --
                                                       -----------         -----------           -------
PRINCIPAL TRANSACTIONS:
   Net premiums                                          4,561,396           3,326,778                --
   Net transfers from (to) other Divisions or
     fixed rate option                                   3,526,648          (1,458,726)               --
   Internal rollovers                                       27,494              13,926                --
   Cost of insurance and other charges                  (1,757,809)         (1,647,752)               --
   Administrative charges                                 (218,613)           (161,430)               --
   Policy loans                                            (16,997)           (126,201)               --
   Death benefits                                          (23,657)           (174,144)               --
   Withdrawals                                            (564,870)           (593,421)               --
                                                       -----------         -----------           -------
Increase (decrease) in net assets resulting from
  principal transactions                                 5,533,592            (820,970)               --
                                                       -----------         -----------           -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  8,757,718            (100,586)               --

NET ASSETS:
Beginning of year                                       16,620,576          17,326,169                --
                                                       -----------         -----------           -------
End of year                                            $25,378,294         $17,225,583           $    --
                                                       ===========         ===========           =======

                                                   -------------------
                                                      Fidelity VIP
                                                      Freedom 2025
                                                   Portfolio - Service
                                                         Class 2
                                                   -------------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                          $   709
   Net realized gain (loss) on investments                    53
   Capital gain distributions from mutual funds              744
   Net change in unrealized appreciation
     (depreciation) of investments                           518
                                                         -------
Increase (decrease) in net assets resulting from
  operations                                               2,024
                                                         -------
PRINCIPAL TRANSACTIONS:
   Net premiums                                           12,431
   Net transfers from (to) other Divisions or
     fixed rate option                                    43,130
   Internal rollovers                                        398
   Cost of insurance and other charges                    (2,470)
   Administrative charges                                   (622)
   Policy loans                                               --
   Death benefits                                             --
   Withdrawals                                                --
                                                         -------
Increase (decrease) in net assets resulting from
  principal transactions                                  52,867
                                                         -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   54,891
NET ASSETS:
   Beginning of year                                          --
                                                         -------
   End of year                                           $54,891
                                                         =======
For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                          $    --
   Net realized gain (loss) on investments                    --
   Capital gain distributions from mutual funds               --
   Net change in unrealized appreciation
     (depreciation) of investments                            --
                                                         -------
Increase (decrease) in net assets resulting from
  operations                                                  --
                                                         -------
PRINCIPAL TRANSACTIONS:
   Net premiums                                               --
   Net transfers from (to) other Divisions or
     fixed rate option                                        --
   Internal rollovers                                         --
   Cost of insurance and other charges                        --
   Administrative charges                                     --
   Policy loans                                               --
   Death benefits                                             --
   Withdrawals                                                --
                                                         -------
Increase (decrease) in net assets resulting from
  principal transactions                                      --
                                                         -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       --

NET ASSETS:
Beginning of year                                             --
                                                         -------
End of year                                              $    --
                                                         =======

                            See accompanying notes

                                   VL-R - 9

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2006 and 2005

                                                                                    Divisions
                                                   ---------------------------------------------------------------------------
                                                      Fidelity VIP                                         Franklin Templeton -
                                                      Freedom 2030        Fidelity VIP    Fidelity VIP Mid  Franklin Small Cap
                                                   Portfolio - Service Growth Portfolio - Cap Portfolio -    Value Securities
                                                         Class 2        Service Class 2   Service Class 2     Fund - Class 2
                                                   ------------------- ------------------ ---------------- --------------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                          $   774          $   (70,847)       $  (32,537)        $   (5,004)
   Net realized gain (loss) on investments                   199              204,881           294,963            111,683
   Capital gain distributions from mutual funds              661                   --           659,262            198,975
   Net change in unrealized appreciation
     (depreciation) of investments                           222              630,876          (375,386)           578,082
                                                         -------          -----------        ----------         ----------
Increase (decrease) in net assets resulting from
  operations                                               1,856              764,910           546,302            883,736
                                                         -------          -----------        ----------         ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                           14,163            2,823,425         1,813,879          1,387,979
   Net transfers from (to) other Divisions or
     fixed rate option                                    53,451              (65,672)         (167,074)         2,276,973
   Internal rollovers                                         --               45,852             6,514             19,070
   Cost of insurance and other charges                    (4,256)          (1,458,192)         (551,666)          (360,580)
   Administrative charges                                   (698)            (143,780)          (94,728)           (72,730)
   Policy loans                                               --             (130,916)          (36,108)           (19,981)
   Death benefits                                             --               (2,075)          (34,180)              (150)
   Withdrawals                                                --             (356,477)         (115,302)           (98,655)
                                                         -------          -----------        ----------         ----------
Increase (decrease) in net assets resulting from
  principal transactions                                  62,660              712,165           821,335          3,131,926
                                                         -------          -----------        ----------         ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   64,516            1,477,075         1,367,637          4,015,662
NET ASSETS:
Beginning of year                                             --           12,333,732         5,017,356          4,462,422
                                                         -------          -----------        ----------         ----------
End of year                                              $64,516          $13,810,807        $6,384,993         $8,478,084
                                                         =======          ===========        ==========         ==========
For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                          $    --          $   (48,195)       $  (21,364)        $    7,388
   Net realized gain (loss) on investments                    --              105,974           209,437            172,698
   Capital gain distributions from mutual funds               --                   --            22,730             24,208
   Net change in unrealized appreciation
     (depreciation) of investments                            --              459,808           421,937            137,721
                                                         -------          -----------        ----------         ----------
Increase (decrease) in net assets resulting from
  operations                                                  --              517,587           632,740            342,015
                                                         -------          -----------        ----------         ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                               --            2,893,700           999,954            861,667
   Net transfers from (to) other Divisions or
     fixed rate option                                        --             (531,785)        2,773,447          2,573,741
   Internal rollovers                                         --               29,543             4,046              7,008
   Cost of insurance and other charges                        --           (1,454,858)         (272,523)          (235,830)
   Administrative charges                                     --             (142,954)          (52,402)           (43,216)
   Policy loans                                               --                  246           (16,411)            (7,493)
   Death benefits                                             --              (40,342)             (232)                --
   Withdrawals                                                --             (427,987)         (170,063)          (210,695)
                                                         -------          -----------        ----------         ----------
Increase (decrease) in net assets resulting from
  principal transactions                                      --              325,563         3,265,816          2,945,182
                                                         -------          -----------        ----------         ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       --              843,150         3,898,556          3,287,197
NET ASSETS:
   Beginning of year                                          --           11,490,582         1,118,800          1,175,225
                                                         -------          -----------        ----------         ----------
   End of year                                           $    --          $12,333,732        $5,017,356         $4,462,422
                                                         =======          ===========        ==========         ==========

                            See accompanying notes

                                   VL-R - 10

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2006 and 2005

                                                                                 Divisions
                                                   --------------------------------------------------------------------
                                                   Franklin Templeton    Franklin        Franklin          Franklin
                                                   - Franklin Small-   Templeton -      Templeton -       Templeton -
                                                     Mid Cap Growth   Franklin U.S.    Mutual Shares   Templeton Foreign
                                                   Securities Fund -    Government   Securities Fund - Securities Fund -
                                                        Class 2       Fund - Class 2      Class 2           Class 2
                                                   ------------------ -------------- ----------------- -----------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                         $   (804)      $   333,977      $    77,927       $    68,577
   Net realized gain (loss) on investments                 6,506          (224,502)         335,389           763,949
   Capital gain distributions from mutual funds               --                --          430,467                --
   Net change in unrealized appreciation
     (depreciation) of investments                         3,158           190,212        1,310,423         1,507,480
                                                        --------       -----------      -----------       -----------
Increase (decrease) in net assets resulting from
  operations                                               8,860           299,687        2,154,206         2,340,006
                                                        --------       -----------      -----------       -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                            1,443           763,320        1,545,202           929,895
   Net transfers from (to) other Divisions or
     fixed rate option                                     3,860        (1,008,803)       4,614,713           233,690
   Internal rollovers                                         --             1,038            1,845            13,144
   Cost of insurance and other charges                    (2,602)       (1,044,809)        (803,603)         (854,453)
   Administrative charges                                     --           (37,501)         (71,880)          (44,477)
   Policy loans                                             (431)          (11,394)         (17,718)          (58,675)
   Death benefits                                             --            (1,616)          (2,661)           (2,843)
   Withdrawals                                           (35,641)       (2,936,287)        (263,351)         (302,716)
                                                        --------       -----------      -----------       -----------
Increase (decrease) in net assets resulting from
  principal transactions                                 (33,371)       (4,276,052)       5,002,547           (86,435)
                                                        --------       -----------      -----------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (24,511)       (3,976,365)       7,156,753         2,253,571

NET ASSETS:
   Beginning of year                                     133,093        13,373,590        9,375,597        11,370,162
                                                        --------       -----------      -----------       -----------
   End of year                                          $108,582       $ 9,397,225      $16,532,350       $13,623,733
                                                        ========       ===========      ===========       ===========
For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                         $   (948)      $   497,209      $    17,206       $    48,568
   Net realized gain (loss) on investments                 5,021          (166,043)         287,343         1,007,998
   Capital gain distributions from mutual funds               --                --           29,378                --
   Net change in unrealized appreciation
     (depreciation) of investments                        (2,476)         (101,939)         502,245          (119,732)
                                                        --------       -----------      -----------       -----------
Increase (decrease) in net assets resulting from
  operations                                               1,597           229,227          836,172           936,834
                                                        --------       -----------      -----------       -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                            2,467         1,420,202          795,119           995,513
   Net transfers from (to) other Divisions or
     fixed rate option                                   (19,154)        1,559,827          791,478          (816,806)
   Internal rollovers                                         --             1,141            1,480             5,557
   Cost of insurance and other charges                    (3,492)       (1,043,709)        (658,282)         (747,421)
   Administrative charges                                     --           (67,924)         (36,414)          (43,849)
   Policy loans                                               14            (2,004)         (51,983)          (10,786)
   Death benefits                                             --                --           (1,036)             (528)
   Withdrawals                                            (5,715)         (198,021)         (25,552)         (214,760)
                                                        --------       -----------      -----------       -----------
Increase (decrease) in net assets resulting from
  principal transactions                                 (25,880)        1,669,512          814,810          (833,080)
                                                        --------       -----------      -----------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (24,283)        1,898,739        1,650,982           103,754

NET ASSETS:
   Beginning of year                                     157,376        11,474,851        7,724,615        11,266,408
                                                        --------       -----------      -----------       -----------
   End of year                                          $133,093       $13,373,590      $ 9,375,597       $11,370,162
                                                        ========       ===========      ===========       ===========

                            See accompanying notes

                                   VL-R - 11

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2006 and 2005

                                                                                 Divisions
                                                   ---------------------------------------------------------------------
                                                                 Janus Aspen Series    Janus Aspen        Janus Aspen
                                                      Goldman      International      Series Mid Cap    Series Worldwide
                                                   Sachs Capital Growth Portfolio - Growth Portfolio - Growth Portfolio -
                                                    Growth Fund    Service Shares     Service Shares     Service Shares
                                                   ------------- ------------------ ------------------ ------------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                     $   (30,055)    $   105,155         $  (21,547)        $   37,848
   Net realized gain (loss) on investments              436,754         688,113            259,677            137,455
   Capital gain distributions from mutual funds              --              --                 --                 --
   Net change in unrealized appreciation
     (depreciation) of investments                      251,412       2,171,821            128,325            483,941
                                                    -----------     -----------         ----------         ----------
Increase (decrease) in net assets resulting from
  operations                                            658,111       2,965,089            366,455            659,244
                                                    -----------     -----------         ----------         ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                              --       1,159,684            572,813            722,944
   Net transfers from (to) other Divisions or
     fixed rate option                               (1,476,643)      3,835,895              7,654           (201,972)
   Internal rollovers                                        --           3,541              8,440              4,876
   Cost of insurance and other charges                 (387,609)       (764,047)          (335,512)          (412,870)
   Administrative charges                                  (223)        (57,976)           (28,857)           (37,481)
   Policy loans                                            (301)        (63,516)           (31,596)           (62,349)
   Death benefits                                            --            (145)                --            (16,309)
   Withdrawals                                           (6,220)       (149,200)          (133,652)          (217,347)
                                                    -----------     -----------         ----------         ----------
Increase (decrease) in net assets resulting from
  principal transactions                             (1,870,996)      3,964,236             59,290           (220,508)
                                                    -----------     -----------         ----------         ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS              (1,212,885)      6,929,325            425,745            438,736
NET ASSETS:
   Beginning of year                                  8,385,862       5,053,510          2,959,840          3,991,888
                                                    -----------     -----------         ----------         ----------
   End of year                                      $ 7,172,977     $11,982,835         $3,385,585         $4,430,624
                                                    ===========     ===========         ==========         ==========
For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                     $   (27,283)    $    16,613         $  (18,171)        $   20,669
   Net realized gain (loss) on investments               42,554         194,184            155,275             45,943
   Capital gain distributions from mutual funds              --              --                 --                 --
   Net change in unrealized appreciation
     (depreciation) of investments                      173,821         931,398            141,206            116,444
                                                    -----------     -----------         ----------         ----------
Increase (decrease) in net assets resulting from
  operations                                            189,092       1,142,195            278,310            183,056
                                                    -----------     -----------         ----------         ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                              --         767,401            599,159            808,795
   Net transfers from (to) other Divisions or
     fixed rate option                                   (3,745)        443,444            (95,324)          (414,321)
   Internal rollovers                                        --             429                998                113
   Cost of insurance and other charges                 (487,695)       (414,703)          (337,320)          (450,910)
   Administrative charges                                  (254)        (37,448)           (29,512)           (41,289)
   Policy loans                                            (770)        (45,570)           (26,991)           (15,340)
   Death benefits                                            --         (27,549)              (859)           (41,202)
   Withdrawals                                           (5,871)        (55,587)           (72,511)           (56,087)
                                                    -----------     -----------         ----------         ----------
Increase (decrease) in net assets resulting from
  principal transactions                               (498,335)        630,417             37,640           (210,241)
                                                    -----------     -----------         ----------         ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                (309,243)      1,772,612            315,950            (27,185)
NET ASSETS:
   Beginning of year                                  8,695,105       3,280,898          2,643,890          4,019,073
                                                    -----------     -----------         ----------         ----------
   End of year                                      $ 8,385,862     $ 5,053,510         $2,959,840         $3,991,888
                                                    ===========     ===========         ==========         ==========

                            See accompanying notes

                                   VL-R - 12

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2006 and 2005

                                                                             Divisions
                                                   ------------------------------------------------------------
                                                                                           MFS VIT Capital
                                                   JPMorgan Mid             JPMorgan Small  Opportunities   MFS VIT Emerging
                                                    Cap Value                  Company     Series - Initial Growth Series -
                                                    Portfolio                 Portfolio         Class        Initial Class
                                                   ------------             -------------- ---------------- ----------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                    $    (1,642)               $  (15,814)     $  (10,326)     $   (87,148)
   Net realized gain (loss) on investments             201,881                    56,457          88,619          319,599
   Capital gain distributions from mutual funds         93,681                    58,942              --               --
   Net change in unrealized appreciation
     (depreciation) of investments                     255,664                   209,632         447,816          579,361
                                                   -----------                ----------      ----------      -----------
Increase (decrease) in net assets resulting from
  operations                                           549,584                   309,217         526,109          811,812
                                                   -----------                ----------      ----------      -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                        445,024                   413,486         825,232        1,987,547
   Net transfers from (to) other Divisions or
     fixed rate option                              (1,271,831)                  332,503        (275,950)        (752,983)
   Internal rollovers                                    3,174                     3,038          42,045           34,328
   Cost of insurance and other charges                (103,499)                 (214,204)       (518,563)      (1,341,963)
   Administrative charges                              (22,428)                  (19,993)        (42,869)         (80,358)
   Policy loans                                        (17,157)                  (25,021)        (54,329)        (187,732)
   Death benefits                                           81                        (4)         (2,276)         (96,755)
   Withdrawals                                        (108,604)                  (75,361)       (177,009)        (853,221)
                                                   -----------                ----------      ----------      -----------
Increase (decrease) in net assets resulting from
  principal transactions                            (1,075,240)                  414,444        (203,719)      (1,291,137)
                                                   -----------                ----------      ----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               (525,656)                  723,661         322,390         (479,325)

NET ASSETS:
   Beginning of year                                 4,024,617                 2,006,910       4,198,508       12,566,759
                                                   -----------                ----------      ----------      -----------
   End of year                                     $ 3,498,961                $2,730,571      $4,520,898      $12,087,434
                                                   ===========                ==========      ==========      ===========
For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                    $   (17,579)               $  (12,471)     $    2,387      $   (84,977)
   Net realized gain (loss) on investments             127,740                   174,256          48,971         (166,785)
   Capital gain distributions from mutual funds         48,776                   224,360              --               --
   Net change in unrealized appreciation
     (depreciation) of investments                     151,024                  (351,009)        (11,883)       1,097,176
                                                   -----------                ----------      ----------      -----------
Increase (decrease) in net assets resulting from
  operations                                           309,961                    35,136          39,475          845,414
                                                   -----------                ----------      ----------      -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                      1,398,718                   403,127         932,038        2,391,642
   Net transfers from (to) other Divisions or
     fixed rate option                               2,162,817                   133,716        (164,810)      (3,094,605)
   Internal rollovers                                    3,145                     2,027          10,963           11,006
   Cost of insurance and other charges                (125,059)                 (185,057)       (565,568)      (1,434,224)
   Administrative charges                              (70,067)                  (18,817)        (46,832)         (92,031)
   Policy loans                                         (7,165)                  (62,970)        (60,052)        (195,043)
   Death benefits                                           --                      (508)         (1,523)          (7,641)
   Withdrawals                                        (157,382)                  (84,886)       (162,933)        (526,105)
                                                   -----------                ----------      ----------      -----------
Increase (decrease) in net assets resulting from
  principal transactions                             3,205,007                   186,632         (58,717)      (2,947,001)
                                                   -----------                ----------      ----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS              3,514,968                   221,768         (19,242)      (2,101,587)
NET ASSETS:
   Beginning of year                                   509,649                 1,785,142       4,217,750       14,668,346
                                                   -----------                ----------      ----------      -----------
   End of year                                     $ 4,024,617                $2,006,910      $4,198,508      $12,566,759
                                                   ===========                ==========      ==========      ===========

                            See accompanying notes

                                   VL-R - 13

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2006 and 2005

                                                                                  Divisions
                                                   -----------------------------------------------------------------------
                                                                                                             Neuberger
                                                      MFS VIT New          MFS VIT       MFS VIT Total    Berman AMT Mid-
                                                   Discovery Series - Research Series - Return Series -     Cap Growth
                                                     Initial Class      Initial Class    Initial Class  Portfolio - Class I
                                                   ------------------ ----------------- --------------- -------------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                        $  (27,484)       $   (4,617)       $  13,350        $  (28,615)
   Net realized gain (loss) on investments                116,523            59,542           11,625           176,053
   Capital gain distributions from mutual funds            69,343                --           25,854                --
   Net change in unrealized appreciation
     (depreciation) of investments                        305,617           154,953           29,002           389,383
                                                       ----------        ----------        ---------        ----------
Increase (decrease) in net assets resulting from
  operations                                              463,999           209,878           79,831           536,821
                                                       ----------        ----------        ---------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                           689,882           441,240           10,697           728,925
   Net transfers from (to) other Divisions or
     fixed rate option                                    (26,023)           (1,925)          (1,385)          300,319
   Internal rollovers                                      11,647             1,895               --            37,607
   Cost of insurance and other charges                   (508,787)         (246,752)         (42,538)         (397,340)
   Administrative charges                                 (34,172)          (22,315)              --           (37,627)
   Policy loans                                           (40,268)          (30,978)          (7,202)          (28,773)
   Death benefits                                              (4)               (3)              --            (1,842)
   Withdrawals                                           (113,603)          (47,513)         (84,421)          (97,962)
                                                       ----------        ----------        ---------        ----------
Increase (decrease) in net assets resulting from
  principal transactions                                  (21,328)           93,649         (124,849)          503,307
                                                       ----------        ----------        ---------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   442,671           303,527          (45,018)        1,040,128
NET ASSETS:
   Beginning of year                                    3,709,291         2,077,717          820,117         3,551,478
                                                       ----------        ----------        ---------        ----------
   End of year                                         $4,151,962        $2,381,244        $ 775,099        $4,591,606
                                                       ==========        ==========        =========        ==========
For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                        $  (23,805)       $   (4,442)       $  11,796        $  (21,203)
   Net realized gain (loss) on investments                 51,074            27,693           19,227            54,328
   Capital gain distributions from mutual funds                --                --           35,945                --
   Net change in unrealized appreciation
     (depreciation) of investments                        136,775           110,300          (48,408)          367,089
                                                       ----------        ----------        ---------        ----------
Increase (decrease) in net assets resulting from
  operations                                              164,044           133,551           18,560           400,214
                                                       ----------        ----------        ---------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                           774,724           437,282           20,560           825,349
   Net transfers from (to) other Divisions or
     fixed rate option                                    (62,450)          125,983          (97,689)           22,256
   Internal rollovers                                       3,097             5,775               --            11,930
   Cost of insurance and other charges                   (476,648)         (280,355)           7,733          (369,103)
   Administrative charges                                 (37,543)          (21,889)              --           (41,047)
   Policy loans                                           (28,181)          (14,977)          (1,228)          (20,571)
   Death benefits                                          (1,019)          (31,179)              --           (18,592)
   Withdrawals                                            (79,535)          (58,262)         (40,753)          (66,956)
                                                       ----------        ----------        ---------        ----------
Increase (decrease) in net assets resulting from
  principal transactions                                   92,445           162,378         (111,377)          343,266
                                                       ----------        ----------        ---------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   256,489           295,929          (92,817)          743,480
NET ASSETS:
   Beginning of year                                    3,452,802         1,781,788          912,934         2,807,998
                                                       ----------        ----------        ---------        ----------
   End of year                                         $3,709,291        $2,077,717        $ 820,117        $3,551,478
                                                       ==========        ==========        =========        ==========

                            See accompanying notes

                                   VL-R - 14

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2006 and 2005

                                                                                Divisions
                                                   ------------------------------------------------------------------
                                                                        Oppenheimer      Oppenheimer     Oppenheimer
                                                    Neuberger Berman      Balanced    Global Securities  High Income
                                                      AMT Partners     Fund/VA -Non-   Fund/VA - Non-   Fund/VA -Non-
                                                   Portfolio - Class I Service Shares  Service Shares   Service Shares
                                                   ------------------- -------------- ----------------- --------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                         $    (33)        $   13,950      $    6,283        $  7,130
   Net realized gain (loss) on investments                 5,175               (199)        131,058             290
   Capital gain distributions from mutual funds           12,005             47,536         143,963              --
   Net change in unrealized appreciation
     (depreciation) of investments                        (5,263)            55,219         239,263           1,415
                                                        --------         ----------      ----------        --------
Increase (decrease) in net assets resulting from
  operations                                              11,884            116,506         520,567           8,835
                                                        --------         ----------      ----------        --------
PRINCIPAL TRANSACTIONS:
   Net premiums                                            1,480            312,959         933,531           4,297
   Net transfers from (to) other Divisions or
     fixed rate option                                     2,288            208,785         655,581              32
   Internal rollovers                                         --              3,148           3,958              --
   Cost of insurance and other charges                    (3,285)          (152,299)       (379,298)         (3,662)
   Administrative charges                                     --            (15,881)        (47,436)             --
   Policy loans                                           (1,833)            (6,912)        (41,231)         (1,833)
   Death benefits                                             --                 --              --              --
   Withdrawals                                           (10,133)           (48,568)        (42,931)         (2,588)
                                                        --------         ----------      ----------        --------
Increase (decrease) in net assets resulting from
  principal transactions                                 (11,483)           301,232       1,082,174          (3,754)
                                                        --------         ----------      ----------        --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                      401            417,738       1,602,741           5,081
NET ASSETS:
   Beginning of year                                     110,794            948,128       2,440,758         105,365
                                                        --------         ----------      ----------        --------
   End of year                                          $111,195         $1,365,866      $4,043,499        $110,446
                                                        ========         ==========      ==========        ========
For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                         $    (16)        $    6,133      $    2,604        $  5,432
   Net realized gain (loss) on investments                25,275             15,116          50,058            (160)
   Capital gain distributions from mutual funds               18             24,155              --              --
   Net change in unrealized appreciation
     (depreciation) of investments                       (10,112)           (16,437)        230,580          (3,466)
                                                        --------         ----------      ----------        --------
Increase (decrease) in net assets resulting from
  operations                                              15,165             28,967         283,242           1,806
                                                        --------         ----------      ----------        --------
PRINCIPAL TRANSACTIONS:
   Net premiums                                            1,001            252,321         589,574           4,142
   Net transfers from (to) other Divisions or
     fixed rate option                                     2,457            179,811         786,680          12,897
   Internal rollovers                                         --                350           5,682              --
   Cost of insurance and other charges                    (2,608)           (94,980)       (236,212)         (3,749)
   Administrative charges                                     --            (12,637)        (28,854)             --
   Policy loans                                           (1,863)           (63,217)         30,370          (1,368)
   Death benefits                                             --                 --             (14)             --
   Withdrawals                                           (41,001)            (2,539)        (75,359)         (8,526)
                                                        --------         ----------      ----------        --------
Increase (decrease) in net assets resulting from
  principal transactions                                 (42,014)           259,109       1,071,867           3,396
                                                        --------         ----------      ----------        --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (26,849)           288,076       1,355,109           5,202

NET ASSETS:
   Beginning of year                                     137,643            660,052       1,085,649         100,163
                                                        --------         ----------      ----------        --------
   End of year                                          $110,794         $  948,128      $2,440,758        $105,365
                                                        ========         ==========      ==========        ========

                            See accompanying notes

                                   VL-R - 15

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2006 and 2005

                                                                                   Divisions
                                                   ------------------------------------------------------------------------
                                                                                             PIMCO VIT
                                                        PIMCO VIT         PIMCO VIT Real     Short-Term    PIMCO VIT Total
                                                   CommodityRealReturn  Return Portfolio -  Portfolio -   Return Portfolio -
                                                   Strategy Portfolio -   Administrative   Administrative   Administrative
                                                   Administrative Class       Class            Class            Class
                                                   -------------------- ------------------ -------------- ------------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                          $  6,561          $   438,585      $   175,765      $   696,837
   Net realized gain (loss) on investments                   (143)               9,390           (4,282)        (380,288)
   Capital gain distributions from mutual funds             1,003              313,163               --          119,901
   Net change in unrealized appreciation
     (depreciation) of investments                        (16,727)            (741,458)            (784)         140,867
                                                         --------          -----------      -----------      -----------
Increase (decrease) in net assets resulting from
  operations                                               (9,306)              19,680          170,699          577,317
                                                         --------          -----------      -----------      -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                             4,357            2,325,664          776,516        3,674,492
   Net transfers from (to) other Divisions or
     fixed rate option                                    266,099             (837,509)          30,265       (3,145,448)
   Internal rollovers                                          --                2,625            3,158           12,412
   Cost of insurance and other charges                     (5,113)          (1,381,218)        (534,511)      (1,466,627)
   Administrative charges                                    (228)            (114,774)         (38,393)        (175,128)
   Policy loans                                                --             (231,220)        (118,749)        (240,984)
   Death benefits                                              --              (14,069)          (2,098)          (2,805)
   Withdrawals                                               (677)            (370,689)        (156,789)        (791,659)
                                                         --------          -----------      -----------      -----------
Increase (decrease) in net assets resulting from
  principal transactions                                  264,438             (621,190)         (40,601)      (2,135,747)
                                                         --------          -----------      -----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   255,132             (601,510)         130,098       (1,558,430)

NET ASSETS:
   Beginning of year                                           --           12,345,542        4,854,681       24,219,508
                                                         --------          -----------      -----------      -----------
   End of year                                           $255,132          $11,744,032      $ 4,984,779      $22,661,078
                                                         ========          ===========      ===========      ===========
For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                          $     --          $   250,042      $   102,437      $   590,036
   Net realized gain (loss) on investments                     --              381,521           (2,282)         173,741
   Capital gain distributions from mutual funds                --              134,036               --          367,262
   Net change in unrealized appreciation
     (depreciation) of investments                             --             (600,970)         (11,994)        (743,369)
                                                         --------          -----------      -----------      -----------
Increase (decrease) in net assets resulting from
  operations                                                   --              164,629           88,161          387,670
                                                         --------          -----------      -----------      -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                --            2,122,820          805,130        5,654,495
   Net transfers from (to) other Divisions or
     fixed rate option                                         --           (1,005,059)      (1,085,070)       9,067,641
   Internal rollovers                                          --                1,960              910            4,869
   Cost of insurance and other charges                         --           (1,293,910)        (506,287)      (1,354,946)
   Administrative charges                                      --             (101,343)         (36,829)        (274,581)
   Policy loans                                                --             (141,900)         (37,853)         (70,849)
   Death benefits                                              --               (2,376)        (233,520)        (122,685)
   Withdrawals                                                 --             (440,954)        (137,362)        (933,205)
                                                         --------          -----------      -----------      -----------
Increase (decrease) in net assets resulting from
  principal transactions                                       --             (860,762)      (1,230,881)      11,970,739
                                                         --------          -----------      -----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        --             (696,133)      (1,142,720)      12,358,409

NET ASSETS:
   Beginning of year                                           --           13,041,675        5,997,401       11,861,099
                                                         --------          -----------      -----------      -----------
   End of year                                           $     --          $12,345,542      $ 4,854,681      $24,219,508
                                                         ========          ===========      ===========      ===========

                            See accompanying notes

                                   VL-R - 16

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2006 and 2005

                                                                                 Divisions
                                                   --------------------------------------------------------------------
                                                                   Pioneer Growth
                                                    Pioneer Fund    Opportunities   Pioneer Mid Cap       Putnam VT
                                                   VCT Portfolio - VCT Portfolio -     Value VCT      Diversified Income
                                                       Class I         Class I     Portfolio -Class I  Fund - Class IB
                                                   --------------- --------------- ------------------ ------------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                      $   19,741      $  (36,577)        $   (79)         $   463,626
   Net realized gain (loss) on investments               66,362          79,869              (3)              33,585
   Capital gain distributions from mutual funds              --              --             373                   --
   Net change in unrealized appreciation
     (depreciation) of investments                      384,974         189,546           2,601               68,663
                                                     ----------      ----------         -------          -----------
Increase (decrease) in net assets resulting from
  operations                                            471,077         232,838           2,892              565,874
                                                     ----------      ----------         -------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                         295,848         544,505           7,736            1,561,190
   Net transfers from (to) other Divisions or
     fixed rate option                                 (222,509)        (98,613)         67,239             (367,345)
   Internal rollovers                                       877           3,903             796                8,507
   Cost of insurance and other charges                 (247,435)       (441,521)         (2,497)            (383,769)
   Administrative charges                               (10,650)        (22,070)           (386)            (108,472)
   Policy loans                                         (44,157)       (128,459)             --              (91,865)
   Death benefits                                            --              --              --                 (662)
   Withdrawals                                         (176,627)       (373,505)           (175)            (120,411)
                                                     ----------      ----------         -------          -----------
Increase (decrease) in net assets resulting from
  principal transactions                               (404,653)       (515,760)         72,713              497,173
                                                     ----------      ----------         -------          -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  66,424        (282,922)         75,605            1,063,047
NET ASSETS:
   Beginning of year                                  3,232,792       5,275,314              --           10,453,953
                                                     ----------      ----------         -------          -----------
   End of year                                       $3,299,216      $4,992,392         $75,605          $11,517,000
                                                     ==========      ==========         =======          ===========
For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                      $   20,353      $  (37,450)        $    --          $   521,219
   Net realized gain (loss) on investments               15,216          23,981              --                7,959
   Capital gain distributions from mutual funds              --              --              --                   --
   Net change in unrealized appreciation
     (depreciation) of investments                      134,215         306,944              --             (309,930)
                                                     ----------      ----------         -------          -----------
Increase (decrease) in net assets resulting from
  operations                                            169,784         293,475              --              219,248
                                                     ----------      ----------         -------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                         365,758         664,335              --            1,577,522
   Net transfers from (to) other Divisions or
     fixed rate option                                 (112,948)       (422,997)             --            1,659,872
   Internal rollovers                                        --              --              --                   --
   Cost of insurance and other charges                 (282,610)       (474,531)             --             (313,379)
   Administrative charges                               (12,434)        (25,096)             --             (116,359)
   Policy loans                                         (37,689)        (17,998)             --               31,448
   Death benefits                                        (1,969)         (3,554)             --               (4,347)
   Withdrawals                                         (200,441)       (371,013)             --             (133,390)
                                                     ----------      ----------         -------          -----------
Increase (decrease) in net assets resulting from
  principal transactions                               (282,333)       (650,854)             --            2,701,367
                                                     ----------      ----------         -------          -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                (112,549)       (357,379)             --            2,920,615

NET ASSETS:
   Beginning of year                                  3,345,341       5,632,693              --            7,533,338
                                                     ----------      ----------         -------          -----------
   End of year                                       $3,232,792      $5,275,314         $    --          $10,453,953
                                                     ==========      ==========         =======          ===========

                            See accompanying notes

                                   VL-R - 17

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2006 and 2005

                                                                                            Divisions
                                                                 ---------------------------------------------------------------
                                                                   Putnam VT        Putnam VT
                                                                  Growth and   International Growth Putnam VT Small   Putnam VT
                                                                 Income Fund -  and Income Fund -   Cap Value Fund - Vista Fund -
                                                                   Class IB          Class IB           Class IB       Class IB
                                                                 ------------- -------------------- ---------------- ------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                                   $   185,523       $   26,375         $  (1,687)      $   (793)
   Net realized gain (loss) on investments                            575,010          360,192            27,091          1,593
   Capital gain distributions from mutual funds                       470,152               --            39,335             --
   Net change in unrealized appreciation (depreciation) of
     investments                                                    1,620,179        1,246,217            (3,385)         4,353
                                                                  -----------       ----------         ---------       --------
Increase (decrease) in net assets resulting from operations         2,850,864        1,632,784            61,354          5,153
                                                                  -----------       ----------         ---------       --------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                     3,097,607        1,001,601            10,065          4,056
   Net transfers from (to) other Divisions or fixed rate option    (1,274,051)       1,400,544            (4,847)        68,594
   Internal rollovers                                                   7,117              692                --             --
   Cost of insurance and other charges                             (1,478,341)        (550,278)          (10,178)        (1,956)
   Administrative charges                                            (180,468)         (45,171)               --             --
   Policy loans                                                      (125,493)         (46,551)           (3,066)        (2,219)
   Death benefits                                                     (18,989)            (677)               --             --
   Withdrawals                                                       (881,436)        (259,387)          (53,908)        (2,230)
                                                                  -----------       ----------         ---------       --------
Increase (decrease) in net assets resulting from principal
  transactions                                                       (854,054)       1,500,773           (61,934)        66,245
                                                                  -----------       ----------         ---------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             1,996,810        3,133,557              (580)        71,398

NET ASSETS:
   Beginning of year                                               19,396,940        5,707,911           416,707        105,252
                                                                  -----------       ----------         ---------       --------
   End of year                                                    $21,393,750       $8,841,468         $ 416,127       $176,650
                                                                  ===========       ==========         =========       ========
For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                                   $   174,489       $   16,006         $  (2,329)      $   (800)
   Net realized gain (loss) on investments                             56,535          832,150            40,626          6,358
   Capital gain distributions from mutual funds                            --               --            27,814             --
   Net change in unrealized appreciation (depreciation) of
     investments                                                      554,254         (174,121)          (44,028)         7,457
                                                                  -----------       ----------         ---------       --------
Increase (decrease) in net assets resulting from operations           785,278          674,035            22,083         13,015
                                                                  -----------       ----------         ---------       --------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                     3,438,858        1,014,354            13,055          3,465
   Net transfers from (to) other Divisions or fixed rate option      (560,471)        (410,506)          (84,872)        39,842
   Internal rollovers                                                   8,146            1,917                --             --
   Cost of insurance and other charges                             (1,521,031)        (484,971)          (11,302)        (1,946)
   Administrative charges                                            (202,586)         (45,536)               --             --
   Policy loans                                                       (14,161)         (29,252)              899            178
   Death benefits                                                    (125,411)         (35,218)               --             --
   Withdrawals                                                       (495,300)        (462,336)          (20,216)       (33,521)
                                                                  -----------       ----------         ---------       --------
Increase (decrease) in net assets resulting from principal
  transactions                                                        528,044         (451,548)         (102,436)         8,018
                                                                  -----------       ----------         ---------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             1,313,322          222,487           (80,353)        21,033

NET ASSETS:
   Beginning of year                                               18,083,618        5,485,424           497,060         84,219
                                                                  -----------       ----------         ---------       --------
   End of year                                                    $19,396,940       $5,707,911         $ 416,707       $105,252
                                                                  ===========       ==========         =========       ========

                            See accompanying notes

                                   VL-R - 18

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2006 and 2005

                                                                                   Divisions
                                                   -------------------------------------------------------------------------
                                                                                          SunAmerica -
                                                     Putnam VT       SunAmerica -          SunAmerica          UIF Equity
                                                   Voyager Fund -  Aggressive Growth  Balanced Portfolio - Growth Portfolio -
                                                      Class IB    Portfolio - Class 1       Class 1             Class I
                                                   -------------- ------------------- -------------------- ------------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                       $ (2,480)       $   (6,184)          $   23,954          $  (29,592)
   Net realized gain (loss) on investments               1,614            51,285               13,228              82,391
   Capital gain distributions from mutual funds             --                --                   --                  --
   Net change in unrealized appreciation
     (depreciation) of investments                      18,494            79,785               70,343              77,386
                                                      --------        ----------           ----------          ----------
Increase (decrease) in net assets resulting from
  operations                                            17,628           124,886              107,525             130,185
                                                      --------        ----------           ----------          ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                         10,826           238,909              369,551             620,892
   Net transfers from (to) other Divisions or
     fixed rate option                                  21,569           (26,077)               2,227             (52,164)
   Internal rollovers                                       --               519                7,959                 424
   Cost of insurance and other charges                 (18,043)         (134,489)            (188,400)           (400,159)
   Administrative charges                                   --           (11,792)             (18,655)            (20,791)
   Policy loans                                         (1,507)          (27,421)              (2,569)            (72,970)
   Death benefits                                           --                --                 (550)                 --
   Withdrawals                                          (8,987)          (17,230)             (15,280)           (378,243)
                                                      --------        ----------           ----------          ----------
Increase (decrease) in net assets resulting from
  principal transactions                                 3,858            22,419              154,283            (303,011)
                                                      --------        ----------           ----------          ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 21,486           147,305              261,808            (172,826)
NET ASSETS:
   Beginning of year                                   399,942           983,042              964,642           4,227,016
                                                      --------        ----------           ----------          ----------
   End of year                                        $421,428        $1,130,347           $1,226,450          $4,054,190
                                                      ========        ==========           ==========          ==========
For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                       $   (607)       $   (5,020)          $   16,832          $   (8,456)
   Net realized gain (loss) on investments              (1,756)           16,108               12,207             (86,301)
   Capital gain distributions from mutual funds             --                --                   --                  --
   Net change in unrealized appreciation
     (depreciation) of investments                      24,381            42,956              (15,953)            634,286
                                                      --------        ----------           ----------          ----------
Increase (decrease) in net assets resulting from
  operations                                            22,018            54,044               13,086             539,529
                                                      --------        ----------           ----------          ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                          9,781           225,240              358,484             694,494
   Net transfers from (to) other Divisions or
     fixed rate option                                  75,160           326,503               56,742             (94,748)
   Internal rollovers                                       --               213                   39               1,000
   Cost of insurance and other charges                 (18,351)         (112,221)            (166,972)           (417,067)
   Administrative charges                                   --           (10,762)             (17,676)            (22,342)
   Policy loans                                         (1,170)              (65)              (2,910)            (17,586)
   Death benefits                                           --              (662)              (1,000)               (149)
   Withdrawals                                         (17,859)          (14,442)              (9,313)           (171,302)
                                                      --------        ----------           ----------          ----------
Increase (decrease) in net assets resulting from
  principal transactions                                47,561           413,804              217,394             (27,700)
                                                      --------        ----------           ----------          ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 69,579           467,848              230,480             511,829
NET ASSETS:
   Beginning of year                                   330,363           515,194              734,162           3,715,187
                                                      --------        ----------           ----------          ----------
   End of year                                        $399,942        $  983,042           $  964,642          $4,227,016
                                                      ========        ==========           ==========          ==========

                            See accompanying notes

                                   VL-R - 19

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2006 and 2005

                                                                                         Divisions
                                                            -------------------------------------------------------------------
                                                                                VALIC Company I VALIC Company I VALIC Company I
                                                              UIF High Yield    - International - Mid Cap Index - Money Market I
                                                            Portfolio - Class I  Equities Fund       Fund             Fund
                                                            ------------------- --------------- --------------- ----------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                                 $  121,162        $   22,097      $   (37,678)    $  1,306,263
   Net realized gain (loss) on investments                         (30,482)          237,928          791,315               --
   Capital gain distributions from mutual funds                         --           151,425        1,166,529               --
   Net change in unrealized appreciation (depreciation)
     of investments                                                 34,803           105,700         (412,652)              --
                                                                ----------        ----------      -----------     ------------
Increase (decrease) in net assets resulting from operations        125,483           517,150        1,507,514        1,306,263
                                                                ----------        ----------      -----------     ------------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                    193,931           322,747        2,179,176       18,366,775
   Net transfers from (to) other Divisions or fixed rate
     option                                                       (794,194)          (30,669)         213,027       (8,470,372)
   Internal rollovers                                                   --               190            4,909          878,353
   Cost of insurance and other charges                            (148,896)         (204,734)      (1,271,719)      (3,635,797)
   Administrative charges                                           (7,659)          (14,717)         (95,675)        (966,049)
   Policy loans                                                    (14,213)          (20,113)        (404,072)         440,035
   Death benefits                                                       (4)               80         (183,264)        (356,317)
   Withdrawals                                                     (68,240)         (176,741)        (942,529)      (1,520,238)
                                                                ----------        ----------      -----------     ------------
Increase (decrease) in net assets resulting from principal
  transactions                                                    (839,275)         (123,957)        (500,147)       4,736,390
                                                                ----------        ----------      -----------     ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                           (713,792)          393,193        1,007,367        6,042,653

NET ASSETS:
   Beginning of year                                             2,179,040         2,349,147       16,655,723       24,555,193
                                                                ----------        ----------      -----------     ------------
   End of year                                                  $1,465,248        $2,742,340      $17,663,090     $ 30,597,846
                                                                ==========        ==========      ===========     ============
For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                                 $  153,902        $   21,987      $    48,106     $    607,594
   Net realized gain (loss) on investments                           5,396            78,643          588,951               --
   Capital gain distributions from mutual funds                         --                --          621,832               --
   Net change in unrealized appreciation (depreciation)
     of investments                                               (157,984)          218,823          427,603               --
                                                                ----------        ----------      -----------     ------------
Increase (decrease) in net assets resulting from operations          1,314           319,453        1,686,492          607,594
                                                                ----------        ----------      -----------     ------------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                    206,936           351,191        2,272,779       17,116,521
   Net transfers from (to) other Divisions or fixed rate
     option                                                        586,384            70,268         (745,112)     (19,178,710)
   Internal rollovers                                                   --                --            5,120        1,098,428
   Cost of insurance and other charges                            (241,844)         (188,014)      (1,247,061)      (4,883,470)
   Administrative charges                                           (7,889)          (15,612)         (96,609)        (783,880)
   Policy loans                                                     (3,334)          (11,642)         (83,694)        (371,088)
   Death benefits                                                       --                --          (13,524)        (430,069)
   Withdrawals                                                    (100,226)          (99,036)        (585,039)      (3,166,246)
                                                                ----------        ----------      -----------     ------------
Increase (decrease) in net assets resulting from principal
  transactions                                                     440,027           107,155         (493,140)     (10,598,514)
                                                                ----------        ----------      -----------     ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                            441,341           426,608        1,193,352       (9,990,920)

NET ASSETS:
   Beginning of year                                             1,737,699         1,922,539       15,462,371       34,546,113
                                                                ----------        ----------      -----------     ------------
   End of year                                                  $2,179,040        $2,349,147      $16,655,723     $ 24,555,193
                                                                ==========        ==========      ===========     ============

                            See accompanying notes

                                   VL-R - 20

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2006 and 2005

                                                                                        Divisions
                                                            ----------------------------------------------------------------
                                                            VALIC Company I VALIC Company I  VALIC Company I  VALIC Company I
                                                             - Nasdaq-100     - Science &   - Small Cap Index  - Stock Index
                                                              Index Fund    Technology Fund       Fund             Fund
                                                            --------------- --------------- ----------------- ---------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                               $  (25,999)     $   (8,670)      $  (19,397)      $    40,239
   Net realized gain (loss) on investments                       338,983          62,771          502,152         2,049,336
   Capital gain distributions from mutual funds                       --              --          314,368         1,124,134
   Net change in unrealized appreciation (depreciation)
     of investments                                             (113,006)            663          178,372         1,619,156
                                                              ----------      ----------       ----------       -----------
Increase (decrease) in net assets resulting from operations      199,978          54,764          975,495         4,832,865
                                                              ----------      ----------       ----------       -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                  839,415         208,938        1,052,712         3,466,697
   Net transfers from (to) other Divisions or fixed rate
     option                                                     (540,461)         57,549          167,695        (2,312,966)
   Internal rollovers                                                410              --              796            12,768
   Cost of insurance and other charges                          (407,935)       (221,201)        (455,189)       (3,020,872)
   Administrative charges                                        (40,714)        (10,104)         (50,348)         (145,917)
   Policy loans                                                    7,684         (22,518)        (265,086)         (701,571)
   Death benefits                                                     --              --           (1,657)          (47,112)
   Withdrawals                                                  (123,606)        (95,020)        (406,828)       (3,740,973)
                                                              ----------      ----------       ----------       -----------
Increase (decrease) in net assets resulting from principal
  transactions                                                  (265,207)        (82,356)          42,095        (6,489,946)
                                                              ----------      ----------       ----------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                          (65,229)        (27,592)       1,017,590        (1,657,081)

NET ASSETS:
   Beginning of year                                           4,251,703       1,256,085        5,659,112        37,281,393
                                                              ----------      ----------       ----------       -----------
   End of year                                                $4,186,474      $1,228,493       $6,676,702       $35,624,312
                                                              ==========      ==========       ==========       ===========
For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                               $  (21,652)     $   (7,801)      $   12,758       $   304,763
   Net realized gain (loss) on investments                       115,488          18,618          204,788           586,994
   Capital gain distributions from mutual funds                       --              --          174,783           768,036
   Net change in unrealized appreciation (depreciation)
     of investments                                              (59,210)         12,012         (197,125)         (277,470)
                                                              ----------      ----------       ----------       -----------
Increase (decrease) in net assets resulting from operations       34,626          22,829          195,204         1,382,323
                                                              ----------      ----------       ----------       -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                  927,826         221,668          975,307         4,361,641
   Net transfers from (to) other Divisions or fixed rate
     option                                                      164,340           8,209          297,440        (1,341,502)
   Internal rollovers                                                 94             221            5,569             3,312
   Cost of insurance and other charges                          (422,008)       (195,541)        (397,032)       (3,220,274)
   Administrative charges                                        (44,965)        (10,996)         (46,314)         (184,068)
   Policy loans                                                      115          (6,853)         (31,584)         (582,095)
   Death benefits                                                   (989)             --          (59,325)          (70,939)
   Withdrawals                                                   (68,250)        (21,524)        (220,122)       (1,946,452)
                                                              ----------      ----------       ----------       -----------
Increase (decrease) in net assets resulting from principal
  transactions                                                   556,163          (4,816)         523,939        (2,980,377)
                                                              ----------      ----------       ----------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                          590,789          18,013          719,143        (1,598,054)

NET ASSETS:
   Beginning of year                                           3,660,914       1,238,072        4,939,969        38,879,447
                                                              ----------      ----------       ----------       -----------
   End of year                                                $4,251,703      $1,256,085       $5,659,112       $37,281,393
                                                              ==========      ==========       ==========       ===========

                            See accompanying notes

                                   VL-R - 21

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2006 and 2005

                                                                                   Divisions
                                                   -------------------------------------------------------------------------
                                                                         Van Kampen LIT
                                                     Van Kampen LIT        Growth and       Van Kampen LIT     Vanguard VIF
                                                       Government      Income Portfolio -  Strategic Growth   High Yield Bond
                                                   Portfolio - Class I      Class I       Portfolio - Class I    Portfolio
                                                   ------------------- ------------------ ------------------- ---------------
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                         $  5,833          $    38,947           $  (421)        $   347,695
   Net realized gain (loss) on investments                (1,883)             520,871               471             (72,435)
   Capital gain distributions from mutual funds               --              613,913                --                  --
   Net change in unrealized appreciation
     (depreciation) of investments                          (464)             360,307             1,308             108,539
                                                        --------          -----------           -------         -----------
Increase (decrease) in net assets resulting from
  operations                                               3,486            1,534,038             1,358             383,799
                                                        --------          -----------           -------         -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                            3,641            1,923,721             4,380           1,061,834
   Net transfers from (to) other Divisions or
     fixed rate option                                       438             (109,336)             (259)           (308,335)
   Internal rollovers                                         --                1,421                --              13,671
   Cost of insurance and other charges                   (27,771)            (727,324)           (2,615)           (590,885)
   Administrative charges                                     --              (90,147)               --             (54,057)
   Policy loans                                           (1,013)             (58,688)           (3,361)            (81,623)
   Death benefits                                             --                   --                --              (1,818)
   Withdrawals                                            (3,261)            (414,854)             (203)           (470,628)
                                                        --------          -----------           -------         -----------
Increase (decrease) in net assets resulting from
  principal transactions                                 (27,966)             524,793            (2,058)           (431,841)
                                                        --------          -----------           -------         -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (24,480)           2,058,831              (700)            (48,042)

NET ASSETS:
   Beginning of year                                     160,256           10,039,305            57,942           5,229,079
                                                        --------          -----------           -------         -----------
   End of year                                          $135,776          $12,098,136           $57,242         $ 5,181,037
                                                        ========          ===========           =======         ===========
For the Year Ended December 31, 2005

OPERATIONS:
   Net investment income (loss)                         $  5,663          $    29,313           $  (265)        $   347,062
   Net realized gain (loss) on investments                (1,549)             677,302              (422)            174,975
   Capital gain distributions from mutual funds               --              198,372                --                  --
   Net change in unrealized appreciation
     (depreciation) of investments                           601              (91,197)            4,451            (428,929)
                                                        --------          -----------           -------         -----------
Increase (decrease) in net assets resulting from
  operations                                               4,715              813,790             3,764              93,108
                                                        --------          -----------           -------         -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                           21,122            2,269,518             4,642           1,180,630
   Net transfers from (to) other Divisions or
     fixed rate option                                       604            2,361,781              (143)         (2,484,746)
   Internal rollovers                                         --                  953                --               4,044
   Cost of insurance and other charges                   (26,599)            (646,241)           (2,594)           (566,909)
   Administrative charges                                     --             (108,511)               --             (54,835)
   Policy loans                                              692              (67,443)              470             (30,986)
   Death benefits                                             --               (3,873)               --                (627)
   Withdrawals                                           (18,386)            (236,813)           (5,161)           (117,978)
                                                        --------          -----------           -------         -----------
Increase (decrease) in net assets resulting from
  principal transactions                                 (22,567)           3,569,371            (2,786)         (2,071,407)
                                                        --------          -----------           -------         -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (17,852)           4,383,161               978          (1,978,299)

NET ASSETS:
   Beginning of year                                     178,108            5,656,144            56,964           7,207,378
                                                        --------          -----------           -------         -----------
   End of year                                          $160,256          $10,039,305           $57,942         $ 5,229,079
                                                        ========          ===========           =======         ===========

                            See accompanying notes

                                   VL-R - 22

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2006 and 2005

                                                                    Divisions
                                                                   ------------
                                                                   Vanguard VIF
                                                                    REIT Index
                                                                    Portfolio
                                                                   ------------
 For the Year Ended December 31, 2006

 OPERATIONS:
    Net investment income (loss)                                   $   182,163
    Net realized gain (loss) on investments                            908,031
    Capital gain distributions from mutual funds                       890,176
    Net change in unrealized appreciation (depreciation) of
      investments                                                    2,179,220
                                                                   -----------
 Increase (decrease) in net assets resulting from operations         4,159,590
                                                                   -----------
 PRINCIPAL TRANSACTIONS:
    Net premiums                                                     2,466,113
    Net transfers from (to) other Divisions or fixed rate option       736,702
    Internal rollovers                                                  15,446
    Cost of insurance and other charges                             (1,236,493)
    Administrative charges                                            (120,151)
    Policy loans                                                      (228,520)
    Death benefits                                                      (5,694)
    Withdrawals                                                       (717,209)
                                                                   -----------
 Increase (decrease) in net assets resulting from principal
   transactions                                                        910,194
                                                                   -----------
 TOTAL INCREASE (DECREASE) IN NET ASSETS                             5,069,784

 NET ASSETS:
    Beginning of year                                               12,052,487
                                                                   -----------
    End of year                                                    $17,122,271
                                                                   ===========

 For the Year Ended December 31, 2005

 OPERATIONS:
    Net investment income (loss)                                   $   208,129
    Net realized gain (loss) on investments                            988,405
    Capital gain distributions from mutual funds                       621,997
    Net change in unrealized appreciation (depreciation) of
      investments                                                     (698,326)
                                                                   -----------
 Increase (decrease) in net assets resulting from operations         1,120,205
                                                                   -----------
 PRINCIPAL TRANSACTIONS:
    Net premiums                                                     2,272,609
    Net transfers from (to) other Divisions or fixed rate option      (403,002)
    Internal rollovers                                                     837
    Cost of insurance and other charges                               (995,647)
    Administrative charges                                            (107,936)
    Policy loans                                                       (61,621)
    Death benefits                                                      (2,224)
    Withdrawals                                                       (373,730)
                                                                   -----------
 Increase (decrease) in net assets resulting from principal
   transactions                                                        329,286
                                                                   -----------
 TOTAL INCREASE (DECREASE) IN NET ASSETS                             1,449,491

 NET ASSETS:
    Beginning of year                                               10,602,996
                                                                   -----------
    End of year                                                    $12,052,487
                                                                   ===========

                            See accompanying notes

                                   VL-R - 23

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS

Note A - Organization

Separate Account VL-R (the "Separate Account") was established by resolution of the Board of Directors of American General Life Insurance Company (the "Company") on May 6, 1997 to fund variable universal life insurance policies issued by the Company. The following products are included in the Separate
Account: AG Legacy Plus, Corporate America, Legacy Plus, Platinum Investor I, Platinum Investor II, Platinum Investor III, Platinum Investor IV, Platinum Investor FlexDirector, Platinum Investor PLUS, Platinum Investor Survivor, Platinum Investor Survivor II, Platinum Investor VIP and The One VUL Solution. Of the products listed, AG Legacy Plus, Legacy Plus, Platinum Investor I, Platinum Investor Survivor and The One VUL Solution are no longer offered for sale. The Company is an indirect, wholly-owned subsidiary of American International Group, Inc. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

The Separate Account is divided into "Divisions", which invest in independently managed mutual fund portfolios ("Funds"). The Funds available to policy owners through the various Divisions are as follows:

AIM Variable Insurance Funds ("AIM V.I."):            Franklin Templeton Variable Insurance
                                                      Products Trust
   AIM V.I. Core Equity Fund - Series I (4)             ("Franklin Templeton"): - continued:
   AIM V.I. International Growth Fund - Series I         Franklin Templeton - Franklin U.S.
                                                           Government Fund - Class 2
   AIM V.I. Premier Equity Fund - Series I (4)           Franklin Templeton - Mutual Shares
                                                           Securities Fund - Class 2
                                                         Franklin Templeton - Templeton
                                                           Foreign Securities Fund - Class 2
The Alger American Fund:
   Alger American Leveraged AllCap Portfolio -        Goldman Sachs Variable Insurance Trust
     Class O Shares                                   ("Goldman Sachs"):
   Alger American MidCap Growth Portfolio - Class        Goldman Sachs Capital Growth Fund
     O Shares

American Century Variable Portfolios, Inc. ("American
Century VP"):                                         Janus Aspen Series:
   American Century VP Value Fund - Class I              Janus Aspen Series International
                                                           Growth Portfolio - Service Shares
                                                         Janus Aspen Series Mid Cap Growth
                                                           Portfolio - Service Shares
Credit Suisse Trust ("Credit Suisse"):                   Janus Aspen Series Worldwide Growth
                                                           Portfolio - Service Shares (7)
   Credit Suisse Small Cap Core I Portfolio (15)
                                                      J.P. Morgan Series Trust II
                                                      ("JPMorgan"):
Dreyfus Investment Portfolios ("Dreyfus IP"):            JPMorgan Mid Cap Value Portfolio (8)
   Dreyfus IP MidCap Stock Portfolio - Initial           JPMorgan Small Company Portfolio
   shares (5)

Dreyfus Variable Investment Fund                      MFS(R) Variable Insurance Trust/SM
("Dreyfus VIF"):                                      /("MFS(R) VIT"):
   Dreyfus VIF Developing Leaders Portfolio -            MFS(R) VIT Capital Opportunities
     Initial shares (5)                                    Series - Initial Class (9)
   Dreyfus VIF Quality Bond Portfolio - Initial          MFS(R) VIT Emerging Growth Series -
     shares (5)                                            Initial Class (9)
                                                         MFS(R) VIT New Discovery Series -
                                                           Initial Class
DWS Investments VIT Funds: (2)                           MFS(R) VIT Research Series - Initial
                                                           Class
   DWS Equity 500 Index Fund VIP - Class A (3)           MFS(R) VIT Total Return Series -
                                                           Initial Class

Fidelity(R) Variable Insurance Products               Neuberger Berman Advisers Management
("Fidelity(R) VIP"):                                  Trust ("Neuberger Berman AMT"):
   Fidelity(R) VIP Asset Manager/SM/ Portfolio -
     Service Class 2
   Fidelity(R) VIP Contrafund(R) Portfolio -             Neuberger Berman AMT Mid-Cap Growth
     Service Class 2                                       Portfolio - Class I
   Fidelity(R) VIP Equity-Income Portfolio -             Neuberger Berman AMT Partners
     Service Class 2                                       Portfolio - Class I
   Fidelity(R) VIP Freedom 2020 Portfolio -
     Service Class 2 (6)
   Fidelity(R) VIP Freedom 2025 Portfolio -           Oppenheimer Variable Account Funds
     Service Class 2 (6)                              ("Oppenheimer"):
   Fidelity(R) VIP Freedom 2030 Portfolio -              Oppenheimer Balanced Fund/VA -
     Service Class 2 (6)                                   Non-Service Shares
   Fidelity(R) VIP Growth Portfolio - Service            Oppenheimer Global Securities
     Class 2                                               Fund/VA - Non-Service Shares
   Fidelity(R) VIP Mid Cap Portfolio - Service           Oppenheimer High Income Fund/VA -
     Class 2                                               Non-Service Shares
Franklin Templeton Variable Insurance Products
Trust ("Franklin Templeton"):
   Franklin Templeton - Franklin Small Cap Value      PIMCO Variable Insurance Trust ("PIMCO
     Securities Fund - Class 2                        VIT"):
   Franklin Templeton - Franklin Small-Mid Cap           PIMCO VIT CommodityRealReturn
     Growth Securities Fund - Class 2 (1)                  Strategy Portfolio -
                                                           Administrative Class (10)
                                                         PIMCO VIT Real Return Portfolio -
                                                           Administrative Class
                                                         PIMCO VIT Short-Term Portfolio -
                                                           Administrative Class


                                   VL-R - 24

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note A - Organization - Continued

PIMCO Variable Insurance Trust ("PIMCO   The Universal Institutional Funds,
VIT"): - continued:                      Inc. ("UIF"):
   PIMCO VIT Total Return Portfolio -       UIF Equity Growth Portfolio -
     Administrative Class                     Class I (13)
                                            UIF High Yield Portfolio - Class I
                                              (13)
Pioneer Variable Contracts Trust
("Pioneer"):
   Pioneer Fund VCT Portfolio - Class I  VALIC Company I:
   Pioneer Growth Opportunities VCT         VALIC Company I - International
     Portfolio - Class I                      Equities Fund
   Pioneer Mid Cap Value VCT Portfolio      VALIC Company I - Mid Cap Index
     - Class I (11)                           Fund
                                            VALIC Company I - Money Market I
                                              Fund
Putnam Variable Trust ("Putnam VT"):        VALIC Company I - Nasdaq-100(R)
                                              Index Fund
   Putnam VT Diversified Income Fund -      VALIC Company I - Science &
     Class IB                                 Technology Fund
   Putnam VT Growth and Income Fund -       VALIC Company I - Small Cap Index
     Class IB (12)                            Fund
   Putnam VT International Growth and       VALIC Company I - Stock Index Fund
     Income Fund - Class IB
   Putnam VT Small Cap Value Fund -
     Class IB
   Putnam VT Vista Fund - Class IB       Van Kampen Life Investment Trust
   Putnam VT Voyager Fund - Class IB     ("Van Kampen LIT"):
                                            Van Kampen LIT Government
                                              Portfolio - Class I
SunAmerica Series Trust ("SunAmerica"):     Van Kampen LIT Growth and Income
                                              Portfolio - Class I
   SunAmerica - Aggressive Growth           Van Kampen LIT Strategic Growth
     Portfolio - Class 1                      Portfolio - Class I (14)
   SunAmerica - SunAmerica Balanced
     Portfolio - Class 1
                                         Vanguard(R) Variable Insurance Fund
                                         ("Vanguard(R) VIF"):
                                            Vanguard(R) VIF High Yield Bond
                                              Portfolio
                                            Vanguard(R) VIF REIT Index
                                              Portfolio
--------
(1) Effective May 1, 2005, Franklin Templeton - Franklin Small Cap Fund - Class 2 changed its name to Franklin Templeton - Franklin Small-Mid Cap Growth Securities Fund - Class 2.
(2) Effective February 6, 2006, Scudder Investments VIT Funds changed its name to DWS Investments VIT Funds.
(3) Effective February 6, 2006, Scudder VIT Equity 500 Index Fund - Class A changed its name to DWS Equity 500 Index Fund VIP - Class A.
(4) Effective May 1, 2006, AIM V.I. Premier Equity Fund - Series I merged into AIM V.I. Core Equity Fund - Series I. AIM V.I. Core Equity Fund - Series I is no longer offered as an investment option for policies with an issue date of May 1, 2006 or later. This restriction is not applicable to Platinum Investor I, Platinum Investor Survivor, and Corporate America.
(5) Effective May 1, 2006, Dreyfus IP MidCap Stock Portfolio - Initial shares, Dreyfus VIF Developing Leaders Portfolio - Initial shares and Dreyfus VIF Quality Bond Portfolio - Initial shares are no longer offered as investment options for policies with an issue date of May 1, 2006 or later. This restriction is not applicable to Platinum Investor I, Platinum Investor Survivor, and Corporate America.
(6) Effective May 1, 2006, Fidelity VIP Freedom 2020 Portfolio - Service Class 2, Fidelity VIP Freedom 2025 Portfolio - Service Class 2 and Fidelity VIP Freedom 2030 Portfolio - Service Class 2 became available as investment options.
(7) Effective May 1, 2006, Janus Aspen Series Worldwide Growth Portfolio - Service Shares is no longer offered as an investment option for policies with an issue date of May 1, 2006 or later. This restriction is not applicable to Platinum Investor I, Platinum Investor Survivor, and
    Corporate America.
(8) Effective May 1, 2006, JPMorgan Mid Cap Value Portfolio is no longer offered as an investment option for policies with an issue date of May 1, 2006 or later and is not available for new investments in existing policies.
(9) Effective May 1, 2006, MFS VIT Capital Opportunities Series - Initial Class and MFS VIT Emerging Growth Series - Initial Class are no longer offered as investment options for policies with an issue date of May 1, 2006 or later. This restriction is not applicable to Platinum Investor I, Platinum
    Investor Survivor, and Corporate America.
(10)Effective May 1, 2006, PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class became available as an investment option.
(11)Effective May 1, 2006, Pioneer Mid Cap Value VCT Portfolio - Class 1 became available as an investment option.
(12)Effective May 1, 2006, Putnam VT Growth and Income Fund - Class IB is no longer offered as an investment option for policies with an issue date of May 1, 2006 or later. This restriction is not applicable to Platinum Investor I, Platinum Investor Survivor, and Corporate America.

                                   VL-R - 25

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note A - Organization - Continued

(13)Effective May 1, 2006, UIF Equity Growth Portfolio - Class I and UIF High Yield Portfolio - Class I are no longer offered as investment options for policies with an issue date of May 1, 2006 or later.
(14)Effective August 15, 2006, Van Kampen LIT Emerging Growth Portfolio - Class I changed its name to Van Kampen LIT Strategic Growth Portfolio - Class I.
(15)Effective December 1, 2006, Credit Suisse Small Cap Growth Portfolio changed its name to Credit Suisse Small Cap Core I Portfolio.

AIG SunAmerica Asset Management Corp., an affiliate of the Company, serves as the investment advisor to SunAmerica Series Trust.

The Variable Annuity Life Insurance Company, an affiliate of the Company, serves as the investment advisor to VALIC Company I.

In addition to the Divisions above, policy owners may allocate funds to a fixed account that is part of the Company's general account. Policy owners should refer to the prospectus and prospectus supplements for a complete description of the available Funds and the fixed account.

The assets of the Separate Account are segregated from the Company's other assets. The operations of the Separate Account are part of the Company.

Net premiums from the policies are allocated to the Divisions and invested in the Funds in accordance with policy owner instructions. The premiums are recorded as principal transactions in the Statement of Changes in Net Assets.

Note B - Summary of Significant Accounting Policies and Basis of Presentation

The accompanying financial statements of the Separate Account have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). The accounting principles followed by the Separate Account and the methods of applying those principles are presented below.

Changes in presentation - Certain items have been reclassified to conform to the current period's presentation.

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the year. Actual results could differ from those estimates.

Security valuation - The investments in shares of the Funds are stated at the net asset value of the respective portfolio as determined by the fund, which value their securities at fair value.

Security transactions and related investment income - Security transactions which represent purchases and sales of investments are accounted for on the trade date at fair value. Realized gains and losses from security transactions are determined on the basis of first-in first-out. Dividend income and distributions of capital gains are recorded on the ex-dividend date and reinvested upon receipt.

Policy loans - When a policy loan is made, the loan amount is transferred to the Company from the policy owner's selected investment Division(s), and held as collateral. Interest on this collateral amount is credited to the policy. Loan repayments are invested in the policy owner's selected investment Division(s), after they are first used to repay all loans taken from the declared fixed interest account option.

Federal income taxes - The Company is taxed as a life insurance company under the Internal Revenue Code and includes the operations of the Separate Account in determining its federal income tax liability. As a result, the Separate Account is not taxed as a "Regulated Investment Company" under subchapter M of the Internal Revenue Code. Under existing federal income tax law, the investment income and capital gains from sales of investments realized by the Separate Account are not taxable. Therefore, no federal income tax provision has been made.

                                   VL-R - 26

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note B - Summary of Significant Accounting Policies and Basis of Presentation - Continued

Accumulation unit--This is a measuring unit used to calculate the policy owner's interest. Such units are valued on each day that the New York Stock Exchange ("NYSE") is open for business to reflect investment performance and the prorated daily deduction for mortality and expense risk charges.

Internal rollovers - A policy owner with an eligible Company life insurance policy may elect to replace their existing policy with another insurance policy offered by the Company. Internal rollovers are included in the Statement of Changes in Net Assets under principal transactions.

Note C - Policy Charges

Deductions from premium payments - Certain jurisdictions require that a deduction be made from each premium payment for premium taxes. The amount of such deduction currently ranges from 0% to 3.5%. For Corporate America policies, the Company deducts from each premium payment a charge to cover costs associated with the issuance of the policy, administrative services the Company performs and a premium tax that is applicable to the Company in the state or other jurisdiction of the policy owner. The amount the Company deducts in policy year 1 through 7 is 9% up to the "target premium" and 5% on any premium amounts in excess of the target premium. The amount the Company deducts in year 8 and thereafter is 5% of all premium payments. The target premium is an amount of premium that is approximately equal to the seven-pay premium, which is the maximum amount of premium that may be paid without the policy becoming a modified endowment contract.

For other policies offered through the Separate Account (except for Corporate America, AG Legacy Plus, and Legacy Plus), the following premium expense charge may be deducted from each after-tax premium payment, prior to allocation to the Separate Account.

                                                Current Premium
                 Policies                       Expense Charge
                 --------                       ---------------
                 Platinum Investor I and II          2.50%
                 Platinum Investor III               5.00%
                 Platinum Investor IV                5.00%
                 Platinum Investor FlexDirector      5.00%
                 Platinum Investor PLUS              5.00%
                 Platinum Investor Survivor          6.50%
                 Platinum Investor Survivor II       5.00%
                 Platinum Investor VIP               5.00%

Mortality and expense risk and administrative charges--Deductions for administrative expenses and mortality and expense risks assumed by the Company are assessed through the daily unit value calculation and paid to the Company from the daily net asset value of the Divisions. A summary of these charges by policy follows:

                                                                    First Reduction in        Second Reduction in
                                                 Mortality and        Mortality and              Mortality and
                                                Expense Risk and     Expense Risk and  After   Expense Risk and
                                             Administrative Charges   Administrative   Policy   Administrative    After Policy
Policies                                      Current Annual Rate      Charges Rate     Year     Charges Rate         Year
--------                                     ---------------------- ------------------ ------ ------------------- ------------
AG Legacy Plus                                        0.75%                0.10%         10          0.25%             20
Corporate America                                     0.35%                0.10%         10          0.10%             20
Corporate America (reduced surrender charge)          0.65%                0.25%         10          0.25%             20
Legacy Plus                                           0.75%                0.25%         10          0.25%             20
Platinum Investor I and II                            0.75%                0.25%         10          0.25%             20
Platinum Investor III                                 0.70%                0.25%         10          0.35%             20
Platinum Investor IV                                  0.70%                0.35%         10          0.35%             20
Platinum Investor FlexDirector                        0.70%                0.25%         10          0.35%             20
Platinum Investor PLUS                                0.70%                0.25%         10          0.35%             20
Platinum Investor Survivor                            0.40%                0.20%         10          0.10%             30
Platinum Investor Survivor II                         0.75%                0.25%         15          0.35%             30
Platinum Investor VIP                                 0.70%                0.35%         10          0.20%             20

                                   VL-R - 27

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note C - Policy Charges - Continued

Guaranteed Minimum Withdrawal Benefit (GMWB) Rider charge - Daily charges for the GMWB rider are assessed through the daily unit value calculation on all policies that have elected this option and are equivalent, on an annual basis, to 0.75% of the value of the policy, which may be increased to a maximum of 1.50%. These charges are included as part of the mortality and expense risk and administrative charges line of the Statement of Operations.

Monthly administrative and expense charges - Monthly administrative charges are paid to the Company for the administrative services provided under the current policies. The Company may charge a maximum fee of $12 for the monthly administrative charge. The Company may deduct an additional monthly expense charge for expenses associated with acquisition, administrative and underwriting of your policy. The monthly expense charge is applied only against each $1,000 of base coverage. This charge varies according to the ages, gender and the premium classes of both of the contingent insurers, as well as the amount of coverage. The monthly administrative and expense charges are paid by redemption of units outstanding. Monthly administrative and expense charges are included with cost of insurance in the Statement of Changes in Net Assets under principal transactions.

Cost of insurance charge - Since determination of both the insurance rate and the Company's net amount at risk depends upon several factors, the cost of insurance deduction may vary from month to month. Policy accumulation value, specified amount of insurance and certain characteristics of the insured person are among the variables included in the calculation for the monthly cost of insurance deduction. The cost of insurance charges are paid by redemption of units outstanding. Cost of insurance charges are included in the Statement of Changes in Net Assets under principal transactions.

Optional rider charges - Monthly charges are deducted if the policy owner selects additional benefit riders. The charges for any rider selected will vary by policy within a range based on either the personal characteristics of the insured person or the specific coverage chosen under the rider. The rider charges are paid by redemption of units outstanding. Optional rider charges are included with cost of insurance in the Statement of Changes in Net Assets under principal transactions.

Transfer charges - The Company reserves the right to charge a $25 transfer fee for each transfer in excess of 12 during the policy year. Transfer requests are subject to the Company's published rules concerning market timing. A policy owner who violates these rules will for a period of time (typically six months), have certain restrictions placed on transfers. The transfer charges are paid by redemption of units outstanding. Transfer charges are included with net transfers from (to) other divisions or fixed rate option in the Statement of Changes in Net Assets under principal transactions.

Surrender charge - A surrender charge may be applicable to certain withdrawal amounts and is payable to the Company. The amount of the surrender charge depends on the age and other insurance characteristics of the insured person. For partial surrender, the Company may charge a maximum transaction fee per policy equal to the lesser of 2% of the amount withdrawn or $25. Currently, a $10 transaction fee per policy is charged for each partial surrender. The surrender and partial withdrawal charges are paid by redemption of units outstanding. Surrender and partial withdrawal charges are included with withdrawals in the Statement of Changes in Net Assets under principal transactions.

Policy loan - A loan may be requested against the policy while the policy has a net cash surrender value. The daily interest charge on the loan is paid to the Company for the expenses of administering and providing policy loans. The interest charge is collected through any loan repayment from the policyholder.

                                   VL-R - 28

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note D - Security Purchases and Sales

For the year ended December 31, 2006, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                                               Cost of   Proceeds from
Divisions                                                                     Purchases      Sales
------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund - Series I                                         $13,754,113  $ 1,470,373
AIM V.I. International Growth Fund - Series I                                  3,668,435    1,955,112
AIM V.I. Premier Equity Fund - Series I                                          438,465   13,835,616
Alger American Leveraged AllCap Portfolio - Class O Shares                     1,068,056      119,796
Alger American MidCap Growth Portfolio - Class O Shares                          915,316      443,982
American Century VP Value Fund - Class I                                       3,854,413    2,436,069
Credit Suisse Small Cap Core I Portfolio                                         542,454      278,220
Dreyfus IP MidCap Stock Portfolio - Initial shares                             1,575,180      527,782
Dreyfus VIF Developing Leaders Portfolio - Initial shares                      2,162,160    1,650,287
Dreyfus VIF Quality Bond Portfolio - Initial shares                            1,514,794      892,652
Fidelity VIP Asset Manager Portfolio - Service Class 2                           917,305      697,934
Fidelity VIP Contrafund Portfolio - Service Class 2                           11,046,726    4,650,392
Fidelity VIP Equity-Income Portfolio - Service Class 2                         5,867,516    2,571,011
Fidelity VIP Freedom 2020 Portfolio - Service Class 2                             10,203          252
Fidelity VIP Freedom 2025 Portfolio - Service Class 2                             55,529        1,209
Fidelity VIP Freedom 2030 Portfolio - Service Class 2                             70,012        5,917
Fidelity VIP Growth Portfolio - Service Class 2                                1,912,329    1,271,013
Fidelity VIP Mid Cap Portfolio - Service Class 2                               4,648,499    3,200,439
Franklin Templeton - Franklin Small Cap Value Securities Fund - Class 2        4,127,748      801,848
Franklin Templeton - Franklin Small-Mid Cap Growth Securities Fund - Class 2       5,035       39,210
Franklin Templeton - Franklin U.S. Government Fund - Class 2                   1,507,464    5,449,540
Franklin Templeton - Mutual Shares Securities Fund - Class 2                   6,803,466    1,292,524
Franklin Templeton - Templeton Foreign Securities Fund - Class 2               1,908,782    1,926,639
Goldman Sachs Capital Growth Fund                                                909,743    2,810,795
Janus Aspen Series International Growth Portfolio - Service Shares             5,406,891    1,337,500
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares                     719,012      681,270
Janus Aspen Series Worldwide Growth Portfolio - Service Shares                   444,980      627,640
JPMorgan Mid Cap Value Portfolio                                                 781,080    1,764,280
JPMorgan Small Company Portfolio                                                 952,517      494,944
MFS VIT Capital Opportunities Series - Initial Class                             479,673      693,717
MFS VIT Emerging Growth Series - Initial Class                                   872,175    2,250,460
MFS VIT New Discovery Series - Initial Class                                     470,492      449,957
MFS VIT Research Series - Initial Class                                          369,071      280,040
MFS VIT Total Return Series - Initial Class                                       54,024      139,670
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I                        1,014,534      539,841
Neuberger Berman AMT Partners Portfolio - Class I                                 16,027       15,538
Oppenheimer Balanced Fund/VA - Non-Service Shares                                539,948      177,227
Oppenheimer Global Securities Fund/VA - Non-Service Shares                     1,789,734      557,311
Oppenheimer High Income Fund/VA - Non-Service Shares                              10,378        7,002
PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class          287,627       15,624
PIMCO VIT Real Return Portfolio - Administrative Class                         2,799,741    2,669,182
PIMCO VIT Short-Term Portfolio - Administrative Class                            990,992      855,904
PIMCO VIT Total Return Portfolio - Administrative Class                       12,835,463   14,154,468
Pioneer Fund VCT Portfolio - Class I                                             187,491      572,404
Pioneer Growth Opportunities VCT Portfolio - Class I                             250,630      802,970
Pioneer Mid Cap Value VCT Portfolio - Class I                                     73,447          439
Putnam VT Diversified Income Fund - Class IB                                   4,151,909    3,191,109
Putnam VT Growth and Income Fund - Class IB                                    3,197,556    3,395,934
Putnam VT International Growth and Income Fund - Class IB                      2,458,963      931,816
Putnam VT Small Cap Value Fund - Class IB                                         49,310       73,595
Putnam VT Vista Fund - Class IB                                                   71,695        6,243

                                   VL-R - 29

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note D - Security Purchases and Sales - Continued

For the year ended December 31, 2006, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                        Cost of   Proceeds from
 Divisions                                             Purchases      Sales
 ------------------------------------------------------------------------------
 Putnam VT Voyager Fund - Class IB                    $    32,363  $    30,984
 SunAmerica - Aggressive Growth Portfolio - Class 1       180,118      163,883
 SunAmerica - SunAmerica Balanced Portfolio - Class 1     286,225      107,988
 UIF Equity Growth Portfolio - Class I                    492,180      824,782
 UIF High Yield Portfolio - Class I                       416,369    1,134,482
 VALIC Company I - International Equities Fund            616,200      566,631
 VALIC Company I - Mid Cap Index Fund                   3,425,713    2,797,009
 VALIC Company I - Money Market I Fund                 33,509,692   27,467,039
 VALIC Company I - Nasdaq-100 Index Fund                  701,340      992,547
 VALIC Company I - Science & Technology Fund              211,835      302,863
 VALIC Company I - Small Cap Index Fund                 1,647,935    1,310,871
 VALIC Company I - Stock Index Fund                     3,914,926    9,240,499
 Van Kampen LIT Government Portfolio - Class I              9,229       31,361
 Van Kampen LIT Growth and Income Portfolio - Class I   3,783,364    2,605,710
 Van Kampen LIT Strategic Growth Portfolio - Class I        3,643        6,122
 Vanguard VIF High Yield Bond Portfolio                 1,473,733    1,557,877
 Vanguard VIF REIT Index Portfolio                      4,480,475    2,497,942

                                   VL-R - 30

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note E - Investments

The following is a summary of fund shares owned as of December 31, 2006.

                                                                                      Net Asset
                                                                                      Value Per Value of Shares Cost of Shares
Divisions                                                                    Shares     Share    at Fair Value       Held
---------                                                                   --------- --------- --------------- --------------
AIM V.I. Core Equity Fund - Series I                                          490,168  $27.22     $13,342,365    $12,306,841
AIM V.I. International Growth Fund - Series I                                 404,504   29.43      11,904,546      8,401,229
Alger American Leveraged AllCap Portfolio - Class O Shares                     55,131   41.48       2,286,824      1,882,896
Alger American MidCap Growth Portfolio - Class O Shares                        90,090   20.75       1,869,371      1,799,587
American Century VP Value Fund - Class I                                    2,015,208    8.74      17,612,918     15,762,759
Credit Suisse Small Cap Core I Portfolio                                      117,334   15.60       1,830,404      1,730,889
Dreyfus IP MidCap Stock Portfolio - Initial shares                            300,633   17.39       5,228,009      4,844,882
Dreyfus VIF Developing Leaders Portfolio - Initial shares                     279,455   42.03      11,745,504     10,182,093
Dreyfus VIF Quality Bond Portfolio - Initial shares                           773,167   11.23       8,682,661      8,832,307
Fidelity VIP Asset Manager Portfolio - Service Class 2                        365,821   15.47       5,659,244      5,076,535
Fidelity VIP Contrafund Portfolio - Service Class 2                         1,028,652   31.11      32,001,369     28,009,575
Fidelity VIP Equity-Income Portfolio - Service Class 2                        815,052   25.87      21,085,399     18,948,424
Fidelity VIP Freedom 2020 Portfolio - Service Class 2                             868   12.08          10,491          9,969
Fidelity VIP Freedom 2025 Portfolio - Service Class 2                           4,510   12.17          54,891         54,373
Fidelity VIP Freedom 2030 Portfolio - Service Class 2                           5,195   12.42          64,516         64,294
Fidelity VIP Growth Portfolio - Service Class 2                               389,915   35.42      13,810,806     11,595,452
Fidelity VIP Mid Cap Portfolio - Service Class 2                              186,423   34.25       6,384,993      6,152,027
Franklin Templeton - Franklin Small Cap Value Securities Fund - Class 2       451,202   18.79       8,478,085      7,575,757
Franklin Templeton - Franklin Small-Mid Cap Growth Securities Fund -Class 2     4,907   22.13         108,582         84,994
Franklin Templeton - Franklin U.S. Government Fund - Class 2                  750,577   12.52       9,397,224      9,538,682
Franklin Templeton - Mutual Shares Securities Fund - Class 2                  807,638   20.47      16,532,351     12,861,981
Franklin Templeton - Templeton Foreign Securities Fund - Class 2              727,764   18.72      13,623,735      9,297,072
Goldman Sachs Capital Growth Fund                                             619,428   11.58       7,172,977      5,907,967
Janus Aspen Series International Growth Portfolio - Service Shares            236,768   50.61      11,982,836      8,176,386
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares                  105,175   32.19       3,385,583      2,430,835
Janus Aspen Series Worldwide Growth Portfolio - Service Shares                137,554   32.21       4,430,625      3,352,903
JPMorgan Mid Cap Value Portfolio                                              110,867   31.56       3,498,962      3,021,116
JPMorgan Small Company Portfolio                                              153,231   17.82       2,730,571      2,457,157
MFS VIT Capital Opportunities Series - Initial Class                          291,483   15.51       4,520,899      3,462,595
MFS VIT Emerging Growth Series - Initial Class                                585,632   20.64      12,087,435      9,366,635
MFS VIT New Discovery Series - Initial Class                                  238,345   17.42       4,151,964      3,200,845
MFS VIT Research Series - Initial Class                                       131,998   18.04       2,381,244      1,812,292
MFS VIT Total Return Series - Initial Class                                    35,409   21.89         775,099        663,979
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I                       197,404   23.26       4,591,606      3,330,612
Neuberger Berman AMT Partners Portfolio - Class I                               5,255   21.16         111,195         98,856
Oppenheimer Balanced Fund/VA - Non-Service Shares                              77,211   17.69       1,365,870      1,270,740
Oppenheimer Global Securities Fund/VA - Non-Service Shares                    109,908   36.79       4,043,502      3,414,733
Oppenheimer High Income Fund/VA - Non-Service Shares                           12,918    8.55         110,446        103,106
PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class        22,558   11.31         255,133        271,860
PIMCO VIT Real Return Portfolio - Administrative Class                        984,412   11.93      11,744,030     12,410,609
PIMCO VIT Short-Term Portfolio - Administrative Class                         496,492   10.04       4,984,783      5,003,338
PIMCO VIT Total Return Portfolio - Administrative Class                     2,239,237   10.12      22,661,080     23,033,709
Pioneer Fund VCT Portfolio - Class I                                          133,033   24.80       3,299,217      2,706,930
Pioneer Growth Opportunities VCT Portfolio - Class I                          186,353   26.79       4,992,391      4,339,733
Pioneer Mid Cap Value VCT Portfolio - Class I                                   3,721   20.32          75,605         73,005
Putnam VT Diversified Income Fund - Class IB                                1,311,731    8.78      11,517,002     11,363,021
Putnam VT Growth and Income Fund - Class IB                                   728,670   29.36      21,393,752     16,775,793
Putnam VT International Growth and Income Fund - Class IB                     460,253   19.21       8,841,468      6,173,963
Putnam VT Small Cap Value Fund - Class IB                                      17,146   24.27         416,127        283,351


                                   VL-R - 31

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note E - Investments - Continued

The following is a summary of fund shares owned as of December 31, 2006.

                                                                Net Asset    Value of
                                                                Value Per Shares at Fair Cost of Shares
Divisions                                              Shares     Share       Value           Held
-------------------------------------------------------------------------------------------------------
Putnam VT Vista Fund - Class IB                          12,017  $14.70    $   176,650    $   149,654
Putnam VT Voyager Fund - Class IB                        14,015   30.07        421,428        350,942
SunAmerica - Aggressive Growth Portfolio - Class 1       90,143   12.54      1,130,347        917,577
SunAmerica - SunAmerica Balanced Portfolio - Class 1     81,828   14.99      1,226,451      1,116,431
UIF Equity Growth Portfolio - Class I                   246,007   16.48      4,054,191      3,220,879
UIF High Yield Portfolio - Class I                      108,057   13.56      1,465,250      1,436,415
VALIC Company I - International Equities Fund           265,474   10.33      2,742,348      2,021,162
VALIC Company I - Mid Cap Index Fund                    758,724   23.28     17,663,091     14,631,213
VALIC Company I - Money Market I Fund                30,597,846    1.00     30,597,846     30,597,846
VALIC Company I - Nasdaq-100 Index Fund                 861,414    4.86      4,186,473      3,489,072
VALIC Company I - Science & Technology Fund              98,358   12.49      1,228,492      1,065,826
VALIC Company I - Small Cap Index Fund                  371,134   17.99      6,676,702      5,559,922
VALIC Company I - Stock Index Fund                      972,014   36.65     35,624,313     29,578,327
Van Kampen LIT Government Portfolio - Class I            14,600    9.30        135,776        137,089
Van Kampen LIT Growth and Income Portfolio - Class I    549,915   22.00     12,098,136     10,698,165
Van Kampen LIT Strategic Growth Portfolio - Class I       1,987   28.81         57,242         42,746
Vanguard VIF High Yield Bond Portfolio                  600,352    8.63      5,181,038      5,098,099
Vanguard VIF REIT Index Portfolio                       685,439   24.98     17,122,271     12,843,752

                                   VL-R - 32

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units

Summary of Changes in Units for the year ended December 31, 2006.

                                                           Accumulation  Accumulation  Net Increase
Divisions                                                  Units Issued Units Redeemed  (Decrease)
---------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund--Series I
   Corporate America                                           3,876           (118)        3,758
   Corporate America (reduced surrender charge)                2,292             (7)        2,285
   Platinum Investor I & II                                  831,187        (95,279)      735,908
   Platinum Investor III                                     424,592        (49,325)      375,267
   Platinum Investor IV                                       14,822         (2,389)       12,433
   Platinum Investor FlexDirector                                437            (13)          424
   Platinum Investor PLUS                                     26,067         (2,608)       23,459
   Platinum Investor Survivor                                 78,959        (14,120)       64,839
   Platinum Investor Survivor II                              10,165           (405)        9,760
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus                                              1,148         (8,304)       (7,156)
   Corporate America                                              26           (116)          (90)
   Corporate America (reduced surrender charge)                5,321            (82)        5,239
   Platinum Investor I & II                                   35,977        (47,093)      (11,116)
   Platinum Investor III                                     144,343        (46,476)       97,867
   Platinum Investor IV                                       26,015         (6,617)       19,398
   Platinum Investor FlexDirector                                848           (118)          730
   Platinum Investor PLUS                                      4,163         (2,074)        2,089
   Platinum Investor Survivor                                 14,974         (4,987)        9,987
   Platinum Investor Survivor II                               4,335           (389)        3,946
   Platinum Investor VIP                                      18,692         (1,163)       17,529
   Platinum Investor VIP (with GMWB rider)                       262             (6)          256
AIM V.I. Premier Equity Fund - Series I
   Corporate America                                              46         (5,706)       (5,660)
   Corporate America (reduced surrender charge)                    5             (5)           --
   Platinum Investor I & II                                   26,206       (790,148)     (763,942)
   Platinum Investor III                                      35,764       (519,375)     (483,611)
   Platinum Investor IV                                        2,139         (8,346)       (6,207)
   Platinum Investor FlexDirector                                  1           (390)         (389)
   Platinum Investor PLUS                                      1,511        (20,843)      (19,332)
   Platinum Investor Survivor                                  1,220       (109,571)     (108,351)
   Platinum Investor Survivor II                                 571         (8,917)       (8,346)
Alger American Leveraged AllCap Portfolio - Class O Shares
   Platinum Investor I & II                                    5,295           (867)        4,428
   Platinum Investor III                                      45,768         (5,285)       40,483
   Platinum Investor IV                                       10,592         (2,174)        8,418
   Platinum Investor FlexDirector                                 --            (40)          (40)
   Platinum Investor PLUS                                      3,168         (1,375)        1,793
   Platinum Investor Survivor                                    126           (116)           10
   Platinum Investor Survivor II                                 933            (20)          913
   Platinum Investor VIP                                       8,682           (354)        8,328
   Platinum Investor VIP (with GMWB rider)                       180            (16)          164
Alger American MidCap Growth Portfolio - Class O Shares
   Corporate America (reduced surrender charge)                4,132           (109)        4,023
   Platinum Investor I & II                                      136           (813)         (677)
   Platinum Investor III                                      13,945        (18,725)       (4,780)
   Platinum Investor IV                                       16,735         (2,908)       13,827
   Platinum Investor FlexDirector                              1,101           (922)          179
   Platinum Investor PLUS                                      2,630         (1,859)          771
   Platinum Investor Survivor                                  5,315           (285)        5,030

                                   VL-R - 33

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                                    Accumulation  Accumulation  Net Increase
Divisions                                                           Units Issued Units Redeemed  (Decrease)
------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio - Class O Shares - Continued
   Platinum Investor Survivor II                                          846          (344)          502
   Platinum Investor VIP                                                2,579          (349)        2,230
American Century VP Value Fund - Class I
   AG Legacy Plus                                                       1,109        (4,555)       (3,446)
   Corporate America                                                        1        (1,269)       (1,268)
   Corporate America (reduced surrender charge)                        12,688          (347)       12,341
   Platinum Investor I & II                                            14,262       (55,898)      (41,636)
   Platinum Investor III                                               97,892       (87,348)       10,544
   Platinum Investor IV                                                34,738       (10,632)       24,106
   Platinum Investor FlexDirector                                         907           (23)          884
   Platinum Investor PLUS                                              14,309       (10,325)        3,984
   Platinum Investor Survivor                                           1,945        (3,619)       (1,674)
   Platinum Investor Survivor II                                       10,211        (8,367)        1,844
   Platinum Investor VIP                                               13,150          (821)       12,329
   Platinum Investor VIP (with GMWB rider)                                179           (17)          162
Credit Suisse Small Cap Core I Portfolio
   Platinum Investor I & II                                             5,259        (4,540)          719
   Platinum Investor III                                               27,694       (21,601)        6,093
   Platinum Investor IV                                                12,335        (1,884)       10,451
   Platinum Investor FlexDirector                                       1,406          (820)          586
   Platinum Investor PLUS                                               3,089        (2,396)          693
   Platinum Investor Survivor                                             154          (164)          (10)
   Platinum Investor Survivor II                                          608          (637)          (29)
   Platinum Investor VIP                                                8,390          (212)        8,178
Dreyfus IP MidCap Stock Portfolio - Initial shares
   Platinum Investor I & II                                            10,303        (6,692)        3,611
   Platinum Investor III                                               46,598       (38,092)        8,506
   Platinum Investor IV                                                10,830        (2,903)        7,927
   Platinum Investor FlexDirector                                           1            (2)           (1)
   Platinum Investor PLUS                                               5,575        (3,613)        1,962
   Platinum Investor Survivor                                             844        (3,534)       (2,690)
   Platinum Investor Survivor II                                        3,001          (957)        2,044
Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Corporate America                                                       33          (440)         (407)
   Corporate America (reduced surrender charge)                           717           (12)          705
   Platinum Investor I & II                                            35,156       (68,730)      (33,574)
   Platinum Investor III                                               96,793       (94,319)        2,474
   Platinum Investor IV                                                 9,122        (3,493)        5,629
   Platinum Investor FlexDirector                                         447            --           447
   Platinum Investor PLUS                                              10,248        (6,771)        3,477
   Platinum Investor Survivor                                           4,101       (18,531)      (14,430)
   Platinum Investor Survivor II                                        8,944        (4,662)        4,282
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America                                                       21           (86)          (65)
   Corporate America (reduced surrender charge)                         8,115          (295)        7,820
   Platinum Investor I & II                                            11,692       (25,567)      (13,875)
   Platinum Investor III                                               75,603       (49,625)       25,978
   Platinum Investor IV                                                10,566        (3,255)        7,311
   Platinum Investor FlexDirector                                         198           (25)          173
   Platinum Investor PLUS                                               7,213        (4,893)        2,320

                                   VL-R - 34

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                                Accumulation  Accumulation  Net Increase
Divisions                                                       Units Issued Units Redeemed  (Decrease)
--------------------------------------------------------------------------------------------------------
Dreyfus VIF Quality Bond Portfolio - Initial shares - Continued
   Platinum Investor Survivor                                         939         (2,927)      (1,988)
   Platinum Investor Survivor II                                    2,752         (3,280)        (528)
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus                                                      46         (1,929)      (1,883)
   Platinum Investor I & II                                         1,923        (17,270)     (15,347)
   Platinum Investor III                                           52,559        (42,046)      10,513
   Platinum Investor IV                                             7,369         (2,430)       4,939
   Platinum Investor FlexDirector                                     625            (66)         559
   Platinum Investor PLUS                                           5,809         (4,044)       1,765
   Platinum Investor Survivor                                       2,488         (1,379)       1,109
   Platinum Investor Survivor II                                   13,185         (5,618)       7,567
   Platinum Investor VIP                                            2,466           (197)       2,269
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus                                                   4,945         (4,089)         856
   Corporate America                                                   --           (884)        (884)
   Corporate America (reduced surrender charge)                    14,712           (322)      14,390
   Platinum Investor I & II                                       119,041        (35,038)      84,003
   Platinum Investor III                                          229,530       (141,892)      87,638
   Platinum Investor IV                                            75,078        (16,909)      58,169
   Platinum Investor FlexDirector                                   2,710           (180)       2,530
   Platinum Investor PLUS                                          27,727        (62,333)     (34,606)
   Platinum Investor Survivor                                      32,122         (4,723)      27,399
   Platinum Investor Survivor II                                   26,436         (6,446)      19,990
   Platinum Investor VIP                                           38,997         (2,112)      36,885
   Platinum Investor VIP (with GMWB rider)                            467            (24)         443
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus                                                   2,385         (8,338)      (5,953)
   Corporate America                                                   --           (613)        (613)
   Corporate America (reduced surrender charge)                    13,323         (1,637)      11,686
   Platinum Investor I & II                                        19,277        (34,170)     (14,893)
   Platinum Investor III                                          157,230       (170,479)     (13,249)
   Platinum Investor IV                                            32,971         (7,953)      25,018
   Platinum Investor FlexDirector                                     275           (174)         101
   Platinum Investor PLUS                                          18,125        (12,148)       5,977
   Platinum Investor Survivor                                      12,148        (13,813)      (1,665)
   Platinum Investor Survivor II                                   23,457         (1,759)      21,698
   Platinum Investor VIP                                           16,398           (471)      15,927
   Platinum Investor VIP (with GMWB rider)                            173            (16)         157
Fidelity VIP Freedom 2020 Portfolio - Service Class 2
   Platinum Investor III                                              714            (49)         665
   Platinum Investor IV                                               132            (24)         108
   Platinum Investor FlexDirector                                       6             (1)           5
   Platinum Investor VIP                                              269            (58)         211
Fidelity VIP Freedom 2025 Portfolio - Service Class 2
   Platinum Investor III                                            2,144             --        2,144
   Platinum Investor IV                                                66            (16)          50
   Platinum Investor VIP                                            3,146           (217)       2,929
Fidelity VIP Freedom 2030 Portfolio - Service Class 2
   Platinum Investor III                                              881             --          881
   Platinum Investor IV                                                88            (27)          61

                                   VL-R - 35

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                                             Accumulation  Accumulation  Net Increase
Divisions                                                                    Units Issued Units Redeemed  (Decrease)
---------------------------------------------------------------------------------------------------------------------
Fidelity VIP Freedom 2030 Portfolio - Service Class 2 - Continued
   Platinum Investor PLUS                                                          953            (24)          929
   Platinum Investor VIP                                                         4,465           (351)        4,114
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus                                                                  888         (3,450)       (2,562)
   Corporate America (reduced surrender charge)                                  8,665           (203)        8,462
   Platinum Investor I & II                                                     13,114        (33,599)      (20,485)
   Platinum Investor III                                                       277,006       (231,913)       45,093
   Platinum Investor IV                                                         23,052         (7,502)       15,550
   Platinum Investor FlexDirector                                                8,053         (1,496)        6,557
   Platinum Investor PLUS                                                       24,630        (16,534)        8,096
   Platinum Investor Survivor                                                    8,970         (5,090)        3,880
   Platinum Investor Survivor II                                                10,005         (3,208)        6,797
   Platinum Investor VIP                                                         5,603           (550)        5,053
   Platinum Investor VIP (with GMWB rider)                                           5             (1)            4
Fidelity VIP Mid Cap Portfolio - Service Class 2
   Corporate America (reduced surrender charge)                                 12,307         (2,742)        9,565
   Platinum Investor I & II                                                      4,793         (1,460)        3,333
   Platinum Investor III                                                        44,278        (52,794)       (8,516)
   Platinum Investor IV                                                         48,807        (10,963)       37,844
   Platinum Investor FlexDirector                                                  304            (59)          245
   Platinum Investor PLUS                                                        7,422         (3,410)        4,012
   Platinum Investor Survivor                                                      746         (6,067)       (5,321)
   Platinum Investor Survivor II                                                 7,086         (4,083)        3,003
   Platinum Investor VIP                                                        23,031         (1,437)       21,594
   Platinum Investor VIP (with GMWB rider)                                         195            (18)          177
Franklin Templeton - Franklin Small Cap Value Securities Fund - Class 2
   Corporate America (reduced surrender charge)                                  8,500           (222)        8,278
   Platinum Investor I & II                                                      2,361           (722)        1,639
   Platinum Investor III                                                       111,116         (9,600)      101,516
   Platinum Investor IV                                                         36,043         (6,903)       29,140
   Platinum Investor FlexDirector                                                1,114           (122)          992
   Platinum Investor PLUS                                                        7,981         (6,338)        1,643
   Platinum Investor Survivor                                                   19,675           (773)       18,902
   Platinum Investor Survivor II                                                 8,314         (4,141)        4,173
   Platinum Investor VIP                                                        17,231           (605)       16,626
Franklin Templeton - Franklin Small-Mid Cap Growth Securities Fund - Class 2
   AG Legacy Plus                                                                  697         (5,146)       (4,449)
Franklin Templeton - Franklin U.S. Government Fund - Class 2
   Platinum Investor I & II                                                      3,542         (7,923)       (4,381)
   Platinum Investor III                                                        38,023       (420,577)     (382,554)
   Platinum Investor IV                                                         33,839         (6,165)       27,674
   Platinum Investor FlexDirector                                                  861            (38)          823
   Platinum Investor PLUS                                                        5,265         (5,169)           96
   Platinum Investor Survivor                                                      179         (8,877)       (8,698)
   Platinum Investor Survivor II                                                 8,775         (9,331)         (556)
   Platinum Investor VIP                                                         3,373           (296)        3,077
Franklin Templeton - Mutual Shares Securities Fund - Class 2
   Platinum Investor I & II                                                     78,540        (19,320)       59,220
   Platinum Investor III                                                       260,222        (42,479)      217,743
   Platinum Investor IV                                                         32,572         (6,656)       25,916

                                   VL-R - 36

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                                         Accumulation  Accumulation  Net Increase
Divisions                                                                Units Issued Units Redeemed  (Decrease)
-----------------------------------------------------------------------------------------------------------------
Franklin Templeton - Mutual Shares Securities Fund - Class 2 - Continued
   Platinum Investor FlexDirector                                            2,792           (124)        2,668
   Platinum Investor PLUS                                                    8,925         (5,644)        3,281
   Platinum Investor Survivor                                               34,493           (703)       33,790
   Platinum Investor Survivor II                                             6,217           (785)        5,432
   Platinum Investor VIP                                                     9,719           (691)        9,028
   Platinum Investor VIP (with GMWB rider)                                   1,049            (23)        1,026
Franklin Templeton - Templeton Foreign Securities Fund - Class 2
   AG Legacy Plus                                                              777         (5,685)       (4,908)
   Platinum Investor I & II                                                 14,573        (17,180)       (2,607)
   Platinum Investor III                                                    33,619        (68,707)      (35,088)
   Platinum Investor IV                                                     20,546         (4,555)       15,991
   Platinum Investor FlexDirector                                            1,768           (205)        1,563
   Platinum Investor PLUS                                                    6,184         (4,475)        1,709
   Platinum Investor Survivor                                               11,431         (2,417)        9,014
   Platinum Investor Survivor II                                             6,484         (1,333)        5,151
   Platinum Investor VIP                                                     9,161           (452)        8,709
   Platinum Investor VIP (with GMWB rider)                                       9             (2)            7
Goldman Sachs Capital Growth Fund
   Platinum Investor I & II                                                     --         (8,506)       (8,506)
   Platinum Investor III                                                        --         (1,324)       (1,324)
   Platinum Investor PLUS                                                       --             (2)           (2)
   Platinum Investor Survivor                                                   --        (37,958)      (37,958)
   Platinum Investor Survivor II                                                --       (128,556)     (128,556)
Janus Aspen Series International Growth Portfolio - Service Shares
   Corporate America (reduced surrender charge)                              3,778            (52)        3,726
   Platinum Investor I & II                                                 33,114        (20,901)       12,213
   Platinum Investor III                                                   204,899        (32,830)      172,069
   Platinum Investor IV                                                     23,365         (5,005)       18,360
   Platinum Investor FlexDirector                                              852         (4,918)       (4,066)
   Platinum Investor PLUS                                                   30,861         (2,113)       28,748
   Platinum Investor Survivor                                               24,177         (4,409)       19,768
   Platinum Investor Survivor II                                            15,615           (660)       14,955
   Platinum Investor VIP                                                    14,565         (1,074)       13,491
   Platinum Investor VIP (with GMWB rider)                                     168            (15)          153
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares
   Corporate America                                                            --           (316)         (316)
   Corporate America (reduced surrender charge)                              2,200            (22)        2,178
   Platinum Investor I & II                                                  5,179        (23,277)      (18,098)
   Platinum Investor III                                                    72,359        (59,569)       12,790
   Platinum Investor IV                                                      4,086         (1,263)        2,823
   Platinum Investor PLUS                                                    4,036         (1,592)        2,444
   Platinum Investor Survivor                                                2,214         (2,726)         (512)
   Platinum Investor Survivor II                                               260         (2,420)       (2,160)
   Platinum Investor VIP                                                     2,310           (205)        2,105
Janus Aspen Series Worldwide Growth Portfolio - Service Shares
   Corporate America                                                            --           (358)         (358)
   Corporate America (reduced surrender charge)                              2,898         (1,396)        1,502
   Platinum Investor I & II                                                  3,814        (23,021)      (19,207)
   Platinum Investor III                                                    76,526        (90,684)      (14,158)
   Platinum Investor IV                                                      3,726         (1,195)        2,531

                                   VL-R - 37

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                                           Accumulation  Accumulation  Net Increase
Divisions                                                                  Units Issued Units Redeemed  (Decrease)
-------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Worldwide Growth Portfolio - Service Shares - Continued
   Platinum Investor PLUS                                                      3,789         (2,455)       1,334
   Platinum Investor Survivor                                                  2,934         (8,616)      (5,682)
   Platinum Investor Survivor II                                                 588           (498)          90
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II                                                       34         (1,161)      (1,127)
   Platinum Investor III                                                      18,714        (68,844)     (50,130)
   Platinum Investor IV                                                        8,447         (2,241)       6,206
   Platinum Investor PLUS                                                      4,745         (6,882)      (2,137)
   Platinum Investor Survivor                                                     60         (5,978)      (5,918)
   Platinum Investor Survivor II                                                 163         (7,509)      (7,346)
JPMorgan Small Company Portfolio
   Platinum Investor I & II                                                    2,497         (3,974)      (1,477)
   Platinum Investor III                                                      31,218        (13,674)      17,544
   Platinum Investor IV                                                       10,203         (2,438)       7,765
   Platinum Investor FlexDirector                                                241            (59)         182
   Platinum Investor PLUS                                                      2,566         (1,744)         822
   Platinum Investor Survivor                                                    364           (155)         209
   Platinum Investor Survivor II                                                 629           (622)           7
   Platinum Investor VIP                                                      11,557           (437)      11,120
MFS VIT Capital Opportunities Series - Initial Class
   Corporate America                                                              --            (61)         (61)
   Corporate America (reduced surrender charge)                                1,921            (11)       1,910
   Platinum Investor I & II                                                    3,678        (26,585)     (22,907)
   Platinum Investor III                                                      86,140        (97,125)     (10,985)
   Platinum Investor IV                                                        4,024         (1,270)       2,754
   Platinum Investor FlexDirector                                                 --            (11)         (11)
   Platinum Investor PLUS                                                     11,098         (8,150)       2,948
   Platinum Investor Survivor                                                  2,914        (11,617)      (8,703)
   Platinum Investor Survivor II                                               1,134           (423)         711
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus                                                                604         (2,402)      (1,798)
   Corporate America (reduced surrender charge)                                2,145            (38)       2,107
   Platinum Investor I & II                                                   77,151       (153,315)     (76,164)
   Platinum Investor III                                                     123,996       (195,000)     (71,004)
   Platinum Investor IV                                                        4,261         (1,573)       2,688
   Platinum Investor FlexDirector                                                174            (46)         128
   Platinum Investor PLUS                                                     11,035         (7,133)       3,902
   Platinum Investor Survivor                                                 15,574        (30,459)     (14,885)
   Platinum Investor Survivor II                                                 718           (883)        (165)
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus                                                              1,151         (2,253)      (1,102)
   Corporate America                                                              --           (318)        (318)
   Corporate America (reduced surrender charge)                                1,984            (42)       1,942
   Platinum Investor I & II                                                    2,122        (21,895)     (19,773)
   Platinum Investor III                                                      57,469        (49,070)       8,399
   Platinum Investor IV                                                        4,289         (1,307)       2,982
   Platinum Investor FlexDirector                                                  2            (12)         (10)
   Platinum Investor PLUS                                                      5,064         (3,627)       1,437
   Platinum Investor Survivor                                                  1,338         (1,668)        (330)
   Platinum Investor Survivor II                                                 954           (247)         707

                                   VL-R - 38

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                           Accumulation  Accumulation  Net Increase
Divisions                                                  Units Issued Units Redeemed  (Decrease)
---------------------------------------------------------------------------------------------------
MFS VIT New Discovery Series - Initial Class - Continued
   Platinum Investor VIP                                       1,921          (118)        1,803
   Platinum Investor VIP (with GMWB rider)                       296            (8)          288
MFS VIT Research Series - Initial Class
   Platinum Investor I & II                                    2,144        (2,789)         (645)
   Platinum Investor III                                      40,462       (38,885)        1,577
   Platinum Investor IV                                        1,665          (702)          963
   Platinum Investor FlexDirector                                  1            (7)           (6)
   Platinum Investor PLUS                                      3,246        (1,275)        1,971
   Platinum Investor Survivor                                  1,802        (1,838)          (36)
   Platinum Investor Survivor II                               3,803          (264)        3,539
   Platinum Investor VIP                                         943           (40)          903
   Platinum Investor VIP (with GMWB rider)                         5            (1)            4
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus                                              1,628       (20,854)      (19,226)
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
   Corporate America (reduced surrender charge)                2,748           (58)        2,690
   Platinum Investor I & II                                   15,928        (4,892)       11,036
   Platinum Investor III                                      63,107       (42,149)       20,958
   Platinum Investor IV                                       11,715        (2,018)        9,697
   Platinum Investor FlexDirector                                188           (10)          178
   Platinum Investor PLUS                                      9,445        (6,331)        3,114
   Platinum Investor Survivor                                  5,519        (2,625)        2,894
   Platinum Investor Survivor II                                 884          (638)          246
   Platinum Investor VIP                                       4,433          (231)        4,202
Neuberger Berman AMT Partners Portfolio - Class I
   AG Legacy Plus                                                126          (953)         (827)
Oppenheimer Balanced Fund/VA - Non-Service Shares
   Platinum Investor I & II                                       19        (4,676)       (4,657)
   Platinum Investor III                                      15,218        (5,980)        9,238
   Platinum Investor IV                                       19,189        (5,146)       14,043
   Platinum Investor FlexDirector                              2,222          (219)        2,003
   Platinum Investor PLUS                                        980          (880)          100
   Platinum Investor Survivor                                    324          (471)         (147)
   Platinum Investor Survivor II                                 295          (290)            5
   Platinum Investor VIP                                       6,818          (426)        6,392
Oppenheimer Global Securities Fund/VA - Non-Service Shares
   Corporate America (reduced surrender charge)                6,715           (81)        6,634
   Platinum Investor I & II                                    7,592        (1,781)        5,811
   Platinum Investor III                                      32,223       (12,499)       19,724
   Platinum Investor IV                                       20,330        (5,541)       14,789
   Platinum Investor FlexDirector                                577           (17)          560
   Platinum Investor PLUS                                      4,768        (1,962)        2,806
   Platinum Investor Survivor                                  2,890          (243)        2,647
   Platinum Investor Survivor II                               1,298          (325)          973
   Platinum Investor VIP                                      15,438          (828)       14,610
   Platinum Investor VIP (with GMWB rider)                       189           (18)          171
Oppenheimer High Income Fund/VA - Non-Service Shares
   AG Legacy Plus                                                327          (616)         (289)

                                   VL-R - 39

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                                        Accumulation  Accumulation  Net Increase
Divisions                                                               Units Issued Units Redeemed  (Decrease)
----------------------------------------------------------------------------------------------------------------
PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class
   Platinum Investor I & II                                                21,833           (266)       21,567
   Platinum Investor III                                                    2,834           (114)        2,720
   Platinum Investor IV                                                       234            (51)          183
   Platinum Investor PLUS                                                      39             (1)           38
   Platinum Investor Survivor II                                              193            (14)          179
   Platinum Investor VIP                                                    2,023           (138)        1,885
   Platinum Investor VIP (with GMWB rider)                                      4             (1)            3
PIMCO VIT Real Return Portfolio - Administrative Class
   AG Legacy Plus                                                           1,735        (11,623)       (9,888)
   Corporate America                                                           --           (114)         (114)
   Corporate America (reduced surrender charge)                            10,633           (366)       10,267
   Platinum Investor I & II                                                13,499        (69,614)      (56,115)
   Platinum Investor III                                                   97,016       (106,614)       (9,598)
   Platinum Investor IV                                                    39,397         (9,236)       30,161
   Platinum Investor FlexDirector                                             546           (106)          440
   Platinum Investor PLUS                                                  10,934        (10,302)          632
   Platinum Investor Survivor                                               8,274         (4,524)        3,750
   Platinum Investor Survivor II                                            9,831         (6,878)        2,953
   Platinum Investor VIP                                                    3,781           (391)        3,390
PIMCO VIT Short-Term Portfolio - Administrative Class
   Corporate America                                                           --           (627)         (627)
   Corporate America (reduced surrender charge)                               857             (7)          850
   Platinum Investor I & II                                                 3,407        (10,327)       (6,920)
   Platinum Investor III                                                   38,784        (55,551)      (16,767)
   Platinum Investor IV                                                    15,643         (5,453)       10,190
   Platinum Investor FlexDirector                                           2,259         (1,279)          980
   Platinum Investor PLUS                                                   6,068         (4,103)        1,965
   Platinum Investor Survivor                                                 582           (695)         (113)
   Platinum Investor Survivor II                                            3,724           (925)        2,799
   Platinum Investor VIP                                                    6,777           (481)        6,296
   Platinum Investor VIP (with GMWB rider)                                      5             (1)            4
PIMCO VIT Total Return Portfolio - Administrative Class
   AG Legacy Plus                                                           1,416         (9,207)       (7,791)
   Corporate America (reduced surrender charge)                            13,761           (307)       13,454
   Platinum Investor I & II                                                37,678        (23,678)       14,000
   Platinum Investor III                                                  170,473       (354,595)     (184,122)
   Platinum Investor IV                                                    54,007        (12,051)       41,956
   Platinum Investor FlexDirector                                           3,537         (1,701)        1,836
   Platinum Investor PLUS                                                  17,527        (12,867)        4,660
   Platinum Investor Survivor                                               2,787        (25,618)      (22,831)
   Platinum Investor Survivor II                                            9,197        (38,683)      (29,486)
   Platinum Investor VIP                                                   14,410           (849)       13,561
   Platinum Investor VIP (with GMWB rider)                                    411            (11)          400
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II                                                15,172        (29,952)      (14,780)
   Platinum Investor III                                                    8,674        (10,891)       (2,217)
   Platinum Investor PLUS                                                     121           (226)         (105)
   Platinum Investor Survivor                                                 839        (19,293)      (18,454)
   Platinum Investor Survivor II                                               33            (13)           20

                                   VL-R - 40

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                          Accumulation  Accumulation  Net Increase
Divisions                                                 Units Issued Units Redeemed  (Decrease)
--------------------------------------------------------------------------------------------------
Pioneer Growth Opportunities VCT Portfolio - Class I
   Corporate America                                             24           (106)         (82)
   Platinum Investor I & II                                  21,141        (67,105)     (45,964)
   Platinum Investor III                                     23,140        (23,164)         (24)
   Platinum Investor PLUS                                     1,068           (799)         269
   Platinum Investor Survivor                                 2,141         (3,489)      (1,348)
   Platinum Investor Survivor II                                 16            (12)           4
Pioneer Mid Cap Value VCT Portfolio - Class I
   Platinum Investor I & II                                       9             (5)           4
   Platinum Investor III                                      3,743            (43)       3,700
   Platinum Investor IV                                         136            (59)          77
   Platinum Investor PLUS                                        30             (5)          25
   Platinum Investor Survivor II                              2,372             --        2,372
   Platinum Investor VIP                                      1,065           (132)         933
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus                                               979         (1,824)        (845)
   Corporate America                                         44,500        (43,016)       1,484
   Corporate America (reduced surrender charge)              31,006           (496)      30,510
   Platinum Investor I & II                                  77,173        (11,941)      65,232
   Platinum Investor III                                     33,920       (105,329)     (71,409)
   Platinum Investor IV                                       7,278         (1,761)       5,517
   Platinum Investor FlexDirector                                --             (4)          (4)
   Platinum Investor PLUS                                     2,507         (1,254)       1,253
   Platinum Investor Survivor                                 9,469           (184)       9,285
   Platinum Investor Survivor II                                845           (306)         539
   Platinum Investor VIP                                      4,366           (297)       4,069
Putnam VT Growth and Income Fund - Class IB
   Corporate America                                         51,176        (53,224)      (2,048)
   Corporate America (reduced surrender charge)              32,845         (1,896)      30,949
   Platinum Investor I & II                                  33,174       (102,936)     (69,762)
   Platinum Investor III                                    113,175       (122,364)      (9,189)
   Platinum Investor IV                                      22,373         (8,691)      13,682
   Platinum Investor FlexDirector                             1,028         (1,592)        (564)
   Platinum Investor PLUS                                     9,637         (7,085)       2,552
   Platinum Investor Survivor                                 3,041        (36,367)     (33,326)
   Platinum Investor Survivor II                              2,328           (770)       1,558
Putnam VT International Growth and Income Fund - Class IB
   Corporate America (reduced surrender charge)               3,327            (28)       3,299
   Platinum Investor I & II                                  40,918        (16,483)      24,435
   Platinum Investor III                                     72,423        (25,996)      46,427
   Platinum Investor IV                                      16,964         (3,799)      13,165
   Platinum Investor FlexDirector                               473            (18)         455
   Platinum Investor PLUS                                     4,478         (2,402)       2,076
   Platinum Investor Survivor                                 3,380         (4,691)      (1,311)
   Platinum Investor Survivor II                              2,897           (246)       2,651
   Platinum Investor VIP                                      8,934           (687)       8,247
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus                                               440         (3,256)      (2,816)
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                                            10,890           (633)      10,257

                                   VL-R - 41

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                     Accumulation  Accumulation  Net Increase
Divisions                                            Units Issued Units Redeemed  (Decrease)
---------------------------------------------------------------------------------------------
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                                        4,943        (4,486)          457
SunAmerica - Aggressive Growth Portfolio - Class 1
   Platinum Investor I & II                                286        (4,008)       (3,722)
   Platinum Investor III                                11,221        (9,174)        2,047
   Platinum Investor IV                                  3,328        (1,667)        1,661
   Platinum Investor PLUS                                2,515        (1,710)          805
   Platinum Investor Survivor                               --          (138)         (138)
   Platinum Investor Survivor II                           870          (153)          717
   Platinum Investor VIP                                   869          (121)          748
SunAmerica - SunAmerica Balanced Portfolio - Class 1
   Platinum Investor I & II                                110          (105)            5
   Platinum Investor III                                20,129       (13,883)        6,246
   Platinum Investor IV                                  5,231        (2,393)        2,838
   Platinum Investor PLUS                                5,384        (3,282)        2,102
   Platinum Investor Survivor II                         1,395          (306)        1,089
   Platinum Investor VIP                                 1,923          (153)        1,770
UIF Equity Growth Portfolio - Class I
   Platinum Investor I & II                             36,338       (65,895)      (29,557)
   Platinum Investor III                                20,827       (21,031)         (204)
   Platinum Investor IV                                  2,950          (989)        1,961
   Platinum Investor PLUS                                1,190          (702)          488
   Platinum Investor Survivor                            4,840        (2,824)        2,016
   Platinum Investor Survivor II                           111           (32)           79
UIF High Yield Portfolio - Class I
   Platinum Investor I & II                              7,251       (12,553)       (5,302)
   Platinum Investor III                                 4,984        (6,867)       (1,883)
   Platinum Investor IV                                  1,185          (282)          903
   Platinum Investor FlexDirector                          456          (295)          161
   Platinum Investor PLUS                                  828          (587)          241
   Platinum Investor Survivor                              350       (73,074)      (72,724)
   Platinum Investor Survivor II                         3,336          (169)        3,167
VALIC Company I - International Equities Fund
   AG Legacy Plus                                          275        (6,044)       (5,769)
   Platinum Investor I & II                              5,019       (14,826)       (9,807)
   Platinum Investor III                                14,685       (17,446)       (2,761)
   Platinum Investor IV                                  3,511        (1,220)        2,291
   Platinum Investor FlexDirector                          137           (47)           90
   Platinum Investor PLUS                                1,304        (1,556)         (252)
   Platinum Investor Survivor                            1,243          (985)          258
   Platinum Investor Survivor II                           502          (321)          181
   Platinum Investor VIP                                 7,549          (260)        7,289
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus                                        1,280        (4,645)       (3,365)
   Corporate America                                        32          (524)         (492)
   Corporate America (reduced surrender charge)          2,420           (41)        2,379
   Platinum Investor I & II                             26,640       (52,625)      (25,985)
   Platinum Investor III                                76,591       (98,616)      (22,025)
   Platinum Investor IV                                 18,226        (5,083)       13,143
   Platinum Investor FlexDirector                          458           (76)          382
   Platinum Investor PLUS                                6,678        (4,601)        2,077


                                   VL-R - 42

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                 Accumulation  Accumulation  Net Increase
Divisions                                        Units Issued Units Redeemed  (Decrease)
-----------------------------------------------------------------------------------------
VALIC Company I - Mid Cap Index Fund - Continued
   Platinum Investor Survivor                        4,757         (6,336)      (1,579)
   Platinum Investor Survivor II                     8,664         (1,543)       7,121
   Platinum Investor VIP                            14,822           (611)      14,211
   Platinum Investor VIP (with GMWB rider)             196            (19)         177
VALIC Company I - Money Market I Fund
   AG Legacy Plus                                      566        (12,440)     (11,874)
   Corporate America (reduced surrender charge)    183,677       (150,792)      32,885
   Platinum Investor I & II                        137,205       (208,885)     (71,680)
   Platinum Investor III                           574,620       (135,605)     439,015
   Platinum Investor IV                            527,282       (531,198)      (3,916)
   Platinum Investor FlexDirector                   17,352        (17,335)          17
   Platinum Investor PLUS                           36,064        (40,019)      (3,955)
   Platinum Investor Survivor                       74,482        (43,514)      30,968
   Platinum Investor Survivor II                   112,952       (106,385)       6,567
   Platinum Investor VIP                           404,521       (352,052)      52,469
   Platinum Investor VIP (with GMWB rider)           3,357         (2,916)         441
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II                         13,996        (33,104)     (19,108)
   Platinum Investor III                            82,107       (172,472)     (90,365)
   Platinum Investor IV                              3,303         (1,103)       2,200
   Platinum Investor FlexDirector                       49            (26)          23
   Platinum Investor PLUS                            3,291         (2,433)         858
   Platinum Investor Survivor                          409         (3,526)      (3,117)
   Platinum Investor Survivor II                    23,550         (4,287)      19,263
   Platinum Investor VIP                               951            (71)         880
VALIC Company I - Science & Technology Fund
   Platinum Investor I & II                         11,575        (28,989)     (17,414)
   Platinum Investor III                            33,351        (38,602)      (5,251)
   Platinum Investor IV                              2,052           (600)       1,452
   Platinum Investor FlexDirector                       54            (25)          29
   Platinum Investor PLUS                            1,178         (1,158)          20
   Platinum Investor Survivor                        1,880         (7,947)      (6,067)
   Platinum Investor Survivor II                     1,170            (97)       1,073
   Platinum Investor VIP                               361            (23)         338
VALIC Company I - Small Cap Index Fund
   Corporate America                                    --           (211)        (211)
   Corporate America (reduced surrender charge)      2,463            (20)       2,443
   Platinum Investor I & II                          7,231        (13,159)      (5,928)
   Platinum Investor III                            43,975        (61,944)     (17,969)
   Platinum Investor IV                             14,868         (2,950)      11,918
   Platinum Investor FlexDirector                      982           (116)         866
   Platinum Investor PLUS                            4,833         (2,870)       1,963
   Platinum Investor Survivor                        1,371         (1,786)        (415)
   Platinum Investor Survivor II                     4,868           (813)       4,055
   Platinum Investor VIP                            12,547           (434)      12,113
   Platinum Investor VIP (with GMWB rider)             186            (17)         169
VALIC Company I - Stock Index Fund
   AG Legacy Plus                                    1,329         (9,845)      (8,516)
   Corporate America                                    57           (256)        (199)
   Corporate America (reduced surrender charge)      3,300           (133)       3,167

                                   VL-R - 43

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                     Accumulation  Accumulation  Net Increase
Divisions                                            Units Issued Units Redeemed  (Decrease)
---------------------------------------------------------------------------------------------
VALIC Company I - Stock Index Fund - Continued
   Platinum Investor I & II                             99,429       (233,607)     (134,178)
   Platinum Investor III                               161,236       (624,509)     (463,273)
   Platinum Investor IV                                 35,862         (6,568)       29,294
   Platinum Investor FlexDirector                        2,625           (550)        2,075
   Platinum Investor PLUS                               13,928        (11,110)        2,818
   Platinum Investor Survivor                           10,232       (126,259)     (116,027)
   Platinum Investor Survivor II                        18,762         (3,182)       15,580
   Platinum Investor VIP                                 7,401           (521)        6,880
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus                                          275         (2,378)       (2,103)
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II                             20,015        (94,692)      (74,677)
   Platinum Investor III                               109,768        (35,434)       74,334
   Platinum Investor IV                                 25,003         (6,863)       18,140
   Platinum Investor FlexDirector                          554            (80)          474
   Platinum Investor PLUS                                7,277         (4,519)        2,758
   Platinum Investor Survivor                            9,817         (7,179)        2,638
   Platinum Investor Survivor II                        16,112         (8,180)        7,932
   Platinum Investor VIP                                 7,407           (528)        6,879
Van Kampen LIT Strategic Growth Portfolio - Class I
   AG Legacy Plus                                          860         (1,228)         (368)
Vanguard VIF High Yield Bond Portfolio
   Corporate America (reduced surrender charge)          4,444            (33)        4,411
   Platinum Investor I & II                              2,634        (24,526)      (21,892)
   Platinum Investor III                                48,405        (88,907)      (40,502)
   Platinum Investor IV                                 18,809         (4,902)       13,907
   Platinum Investor FlexDirector                           93            (19)           74
   Platinum Investor PLUS                                7,281         (6,885)          396
   Platinum Investor Survivor                           11,434         (2,314)        9,120
   Platinum Investor Survivor II                         3,828           (572)        3,256
   Platinum Investor VIP                                 5,457           (443)        5,014
   Platinum Investor VIP (with GMWB rider)                   3             (1)            2
Vanguard VIF REIT Index Portfolio
   Corporate America                                        --           (115)         (115)
   Corporate America (reduced surrender charge)          5,655            (96)        5,559
   Platinum Investor I & II                              8,453        (21,641)      (13,188)
   Platinum Investor III                                50,371        (46,873)        3,498
   Platinum Investor IV                                 38,700        (11,505)       27,195
   Platinum Investor FlexDirector                        1,212           (571)          641
   Platinum Investor PLUS                               32,546         (5,921)       26,625
   Platinum Investor Survivor                              739         (6,093)       (5,354)
   Platinum Investor Survivor II                         4,662         (2,398)        2,264
   Platinum Investor VIP                                19,550         (1,481)       18,069
   Platinum Investor VIP (with GMWB rider)                 539            (24)          515


                                   VL-R - 44

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                           Accumulation  Accumulation  Net Increase
Divisions                                                  Units Issued Units Redeemed  (Decrease)
---------------------------------------------------------------------------------------------------
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus                                              9,348         (1,529)       7,819
   Corporate America                                              37         (2,935)      (2,898)
   Corporate America (reduced surrender charge)                1,228            (19)       1,209
   Platinum Investor I & II                                   38,436        (56,918)     (18,482)
   Platinum Investor III                                      52,170       (112,757)     (60,587)
   Platinum Investor IV                                       12,470         (1,524)      10,946
   Platinum Investor FlexDirector                                 95            (13)          82
   Platinum Investor PLUS                                      7,492         (2,000)       5,492
   Platinum Investor Survivor                                  5,150        (22,858)     (17,708)
   Platinum Investor Survivor II                                 823        (15,625)     (14,802)
AIM V.I. Premier Equity Fund - Series I
   Corporate America                                              72           (247)        (175)
   Platinum Investor I & II                                  100,946       (187,692)     (86,746)
   Platinum Investor III                                     124,273       (140,038)     (15,765)
   Platinum Investor IV                                        7,072           (865)       6,207
   Platinum Investor FlexDirector                                196            (11)         185
   Platinum Investor PLUS                                      6,234         (3,606)       2,628
   Platinum Investor Survivor                                 16,843        (24,564)      (7,721)
   Platinum Investor Survivor II                               2,313         (1,195)       1,118
Alger American Leveraged AllCap Portfolio - Class O Shares
   Platinum Investor I & II                                    7,531           (151)       7,380
   Platinum Investor III                                      22,081         (6,643)      15,438
   Platinum Investor IV                                        5,794           (408)       5,386
   Platinum Investor FlexDirector                                 96             (9)          87
   Platinum Investor PLUS                                      3,954         (1,761)       2,193
   Platinum Investor Survivor                                    144           (136)           8
   Platinum Investor Survivor II                                  66             (1)          65
Alger American MidCap Growth Portfolio - Class O Shares
   Corporate America (reduced surrender charge)                1,175             (2)       1,173
   Platinum Investor I & II                                      250           (335)         (85)
   Platinum Investor III                                      24,332         (8,737)      15,595
   Platinum Investor IV                                        4,959           (676)       4,283
   Platinum Investor FlexDirector                              1,234           (326)         908
   Platinum Investor PLUS                                      3,093         (1,696)       1,397
   Platinum Investor Survivor                                    844           (144)         700
   Platinum Investor Survivor II                               1,484           (236)       1,248
American Century VP Value Fund - Class I
   AG Legacy Plus                                              1,816         (6,571)      (4,755)
   Corporate America                                             152           (627)        (475)
   Corporate America (reduced surrender charge)                7,835           (281)       7,554
   Platinum Investor I & II                                   65,135        (34,272)      30,863
   Platinum Investor III                                     105,581       (129,287)     (23,706)
   Platinum Investor IV                                       26,500         (2,312)      24,188
   Platinum Investor FlexDirector                                 35            (19)          16


                                   VL-R - 45

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2005.

                                                          Accumulation  Accumulation  Net Increase
Divisions                                                 Units Issued Units Redeemed  (Decrease)
--------------------------------------------------------------------------------------------------
American Century VP Value Fund - Class I - Continued
   Platinum Investor PLUS                                    24,553        (10,023)      14,530
   Platinum Investor Survivor                                 2,869        (12,940)     (10,071)
   Platinum Investor Survivor II                              7,307        (45,673)     (38,366)
Credit Suisse Small Cap Growth Portfolio
   Platinum Investor I & II                                   5,374        (37,671)     (32,297)
   Platinum Investor III                                     35,401        (52,803)     (17,402)
   Platinum Investor IV                                       3,114           (398)       2,716
   Platinum Investor FlexDirector                             1,093           (101)         992
   Platinum Investor PLUS                                     4,861         (2,485)       2,376
   Platinum Investor Survivor                                   543           (173)         370
   Platinum Investor Survivor II                                723           (211)         512
Dreyfus IP MidCap Stock Portfolio - Initial shares
   Platinum Investor I & II                                  15,309        (11,330)       3,979
   Platinum Investor III                                     55,819        (33,968)      21,851
   Platinum Investor IV                                       5,274           (625)       4,649
   Platinum Investor FlexDirector                                 2             (2)          --
   Platinum Investor PLUS                                     7,675         (3,490)       4,185
   Platinum Investor Survivor                                 1,728         (4,780)      (3,052)
   Platinum Investor Survivor II                              4,012           (784)       3,228
Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Corporate America                                             65         (5,678)      (5,613)
   Corporate America (reduced surrender charge)                 833             (4)         829
   Platinum Investor I & II                                  44,487        (67,776)     (23,289)
   Platinum Investor III                                    116,261       (113,424)       2,837
   Platinum Investor IV                                       5,731           (906)       4,825
   Platinum Investor FlexDirector                               503             --          503
   Platinum Investor PLUS                                    11,797         (6,828)       4,969
   Platinum Investor Survivor                                 4,497         (8,068)      (3,571)
   Platinum Investor Survivor II                              3,040        (30,390)     (27,350)
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America                                             23         (4,442)      (4,419)
   Corporate America (reduced surrender charge)               4,205            (48)       4,157
   Platinum Investor I & II                                  15,154        (30,975)     (15,821)
   Platinum Investor III                                     75,734        (70,094)       5,640
   Platinum Investor IV                                       7,852           (699)       7,153
   Platinum Investor PLUS                                     8,391         (4,518)       3,873
   Platinum Investor Survivor                                 2,158         (9,432)      (7,274)
   Platinum Investor Survivor II                              3,876         (1,288)       2,588
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus                                               118         (2,972)      (2,854)
   Platinum Investor I & II                                   2,350        (34,154)     (31,804)
   Platinum Investor III                                     79,181        (39,978)      39,203
   Platinum Investor IV                                       3,759           (458)       3,301
   Platinum Investor FlexDirector                               741            (12)         729


                                   VL-R - 46

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2005.

                                                                   Accumulation  Accumulation  Net Increase
Divisions                                                          Units Issued Units Redeemed  (Decrease)
-----------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager Portfolio - Service Class 2 - Continued
   Platinum Investor PLUS                                             10,968         (4,043)        6,925
   Platinum Investor Survivor                                          1,462           (723)          739
   Platinum Investor Survivor II                                       3,750         (1,538)        2,212
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus                                                      2,298         (3,083)         (785)
   Corporate America                                                     105         (1,453)       (1,348)
   Corporate America (reduced surrender charge)                        4,508           (300)        4,208
   Platinum Investor I & II                                           88,166        (34,119)       54,047
   Platinum Investor III                                             397,278       (128,791)      268,487
   Platinum Investor IV                                               38,296         (3,476)       34,820
   Platinum Investor FlexDirector                                      5,263            (28)        5,235
   Platinum Investor PLUS                                             85,504        (15,581)       69,923
   Platinum Investor Survivor                                         17,558         (4,999)       12,559
   Platinum Investor Survivor II                                      34,928         (8,314)       26,614
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus                                                      3,219         (9,652)       (6,433)
   Corporate America                                                     171        (14,885)      (14,714)
   Corporate America (reduced surrender charge)                       13,226           (305)       12,921
   Platinum Investor I & II                                           34,960       (107,166)      (72,206)
   Platinum Investor III                                             191,278       (219,541)      (28,263)
   Platinum Investor IV                                               22,978         (2,312)       20,666
   Platinum Investor FlexDirector                                        729            (66)          663
   Platinum Investor PLUS                                             31,194        (12,995)       18,199
   Platinum Investor Survivor                                         13,160        (32,981)      (19,821)
   Platinum Investor Survivor II                                      13,470         (4,129)        9,341
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus                                                        984         (3,159)       (2,175)
   Corporate America                                                      --         (5,424)       (5,424)
   Corporate America (reduced surrender charge)                        8,144            (98)        8,046
   Platinum Investor I & II                                           27,833       (144,346)     (116,513)
   Platinum Investor III                                             296,802       (191,916)      104,886
   Platinum Investor IV                                               20,027         (2,310)       17,717
   Platinum Investor FlexDirector                                      1,782         (4,398)       (2,616)
   Platinum Investor PLUS                                             38,244        (17,765)       20,479
   Platinum Investor Survivor                                          7,605        (16,974)       (9,369)
   Platinum Investor Survivor II                                       6,304         (3,763)        2,541
Fidelity VIP Mid Cap Portfolio - Service Class 2
   Corporate America (reduced surrender charge)                       12,827           (165)       12,662
   Platinum Investor I & II                                              222         (6,998)       (6,776)
   Platinum Investor III                                             164,804        (14,515)      150,289
   Platinum Investor IV                                               17,797         (1,901)       15,896
   Platinum Investor FlexDirector                                        268            (33)          235
   Platinum Investor PLUS                                              6,212         (2,292)        3,920


                                   VL-R - 47

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2005.

                                                                             Accumulation  Accumulation  Net Increase
Divisions                                                                    Units Issued Units Redeemed  (Decrease)
---------------------------------------------------------------------------------------------------------------------
Fidelity VIP Mid Cap Portfolio - Service Class 2 - Continued
   Platinum Investor Survivor                                                   12,066          (214)       11,852
   Platinum Investor Survivor II                                                 9,925        (4,438)        5,487
Franklin Templeton - Franklin Small Cap Value Securities Fund - Class 2
   Corporate America (reduced surrender charge)                                  2,772           (27)        2,745
   Platinum Investor I & II                                                      2,789          (696)        2,093
   Platinum Investor III                                                       156,031       (16,334)      139,697
   Platinum Investor IV                                                         17,337        (1,360)       15,977
   Platinum Investor FlexDirector                                                  161           (39)          122
   Platinum Investor PLUS                                                       12,527        (2,882)        9,645
   Platinum Investor Survivor                                                   10,876          (632)       10,244
   Platinum Investor Survivor II                                                12,531        (4,745)        7,786
Franklin Templeton - Franklin Small-Mid Cap Growth Securities Fund - Class 2
   AG Legacy Plus                                                                  355        (4,550)       (4,195)
Franklin Templeton - Franklin U.S. Government Fund - Class 2
   Platinum Investor I & II                                                     18,671        (6,949)       11,722
   Platinum Investor III                                                       197,373       (87,246)      110,127
   Platinum Investor IV                                                          5,264          (699)        4,565
   Platinum Investor PLUS                                                        6,395        (4,605)        1,790
   Platinum Investor Survivor                                                    9,007           (49)        8,958
   Platinum Investor Survivor II                                                18,858        (8,439)       10,419
Franklin Templeton - Mutual Shares Securities Fund - Class 2
   Platinum Investor I & II                                                     52,199        (6,755)       45,444
   Platinum Investor III                                                        52,326       (39,950)       12,376
   Platinum Investor IV                                                         10,709        (1,134)        9,575
   Platinum Investor FlexDirector                                                3,326           (12)        3,314
   Platinum Investor PLUS                                                       16,740        (5,462)       11,278
   Platinum Investor Survivor                                                      992          (112)          880
   Platinum Investor Survivor II                                                 1,210       (14,738)      (13,528)
Franklin Templeton - Templeton Foreign Securities Fund - Class 2
   AG Legacy Plus                                                                1,356        (3,036)       (1,680)
   Platinum Investor I & II                                                     16,838       (48,205)      (31,367)
   Platinum Investor III                                                        42,328       (94,391)      (52,063)
   Platinum Investor IV                                                         15,235        (1,456)       13,779
   Platinum Investor FlexDirector                                                1,460           (55)        1,405
   Platinum Investor PLUS                                                       16,047        (4,151)       11,896
   Platinum Investor Survivor                                                      639       (14,440)      (13,801)
   Platinum Investor Survivor II                                                 7,990        (3,275)        4,715
Goldman Sachs Capital Growth Fund
   Platinum Investor I & II                                                         --          (713)         (713)
   Platinum Investor III                                                            --        (1,680)       (1,680)
   Platinum Investor PLUS                                                           --            (1)           (1)
   Platinum Investor Survivor                                                       --       (35,970)      (35,970)
   Platinum Investor Survivor II                                                    --       (15,231)      (15,231)


                                   VL-R - 48

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2005.

                                                                   Accumulation  Accumulation  Net Increase
Divisions                                                          Units Issued Units Redeemed  (Decrease)
-----------------------------------------------------------------------------------------------------------
Janus Aspen Series International Growth Portfolio - Service Shares
   Corporate America                                                      --         (3,189)      (3,189)
   Platinum Investor I & II                                           15,049        (13,519)       1,530
   Platinum Investor III                                              62,954        (32,705)      30,249
   Platinum Investor IV                                               11,141         (1,087)      10,054
   Platinum Investor FlexDirector                                      2,666         (1,241)       1,425
   Platinum Investor PLUS                                             15,668         (1,965)      13,703
   Platinum Investor Survivor                                          9,075         (3,507)       5,568
   Platinum Investor Survivor II                                       2,179           (490)       1,689
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares
   Corporate America                                                      38           (208)        (170)
   Platinum Investor I & II                                           29,597         (6,527)      23,070
   Platinum Investor III                                              87,693       (100,095)     (12,402)
   Platinum Investor IV                                                1,966           (279)       1,687
   Platinum Investor PLUS                                              3,831         (1,802)       2,029
   Platinum Investor Survivor                                          2,782        (20,228)     (17,446)
   Platinum Investor Survivor II                                         968           (224)         744
Janus Aspen Series Worldwide Growth Portfolio - Service Shares
   Corporate America                                                      38         (6,684)      (6,646)
   Corporate America (reduced surrender charge)                        4,208            (58)       4,150
   Platinum Investor I & II                                            4,346        (20,792)     (16,446)
   Platinum Investor III                                              92,425        (85,480)       6,945
   Platinum Investor IV                                                5,402           (357)       5,045
   Platinum Investor PLUS                                              5,345         (2,785)       2,560
   Platinum Investor Survivor                                          4,564        (15,712)     (11,148)
   Platinum Investor Survivor II                                       2,669        (18,374)     (15,705)
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II                                            5,014           (160)       4,854
   Platinum Investor III                                             180,868         (7,200)     173,668
   Platinum Investor IV                                               11,049           (941)      10,108
   Platinum Investor PLUS                                              5,746         (1,408)       4,338
   Platinum Investor Survivor                                         15,786           (132)      15,654
   Platinum Investor Survivor II                                      17,743         (7,811)       9,932
JPMorgan Small Company Portfolio
   Platinum Investor I & II                                           15,581         (6,935)       8,646
   Platinum Investor III                                              25,543        (29,113)      (3,570)
   Platinum Investor IV                                                4,213           (662)       3,551
   Platinum Investor FlexDirector                                         78            (19)          59
   Platinum Investor PLUS                                              5,533         (2,006)       3,527
   Platinum Investor Survivor                                            148           (305)        (157)
   Platinum Investor Survivor II                                       2,196           (402)       1,794
MFS VIT Capital Opportunities Series - Initial Class
   Corporate America                                                      64             (3)          61
   Platinum Investor I & II                                            4,027        (15,030)     (11,003)
   Platinum Investor III                                             101,212       (114,625)     (13,413)


                                   VL-R - 49

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2005.

                                                                 Accumulation  Accumulation  Net Increase
Divisions                                                        Units Issued Units Redeemed  (Decrease)
---------------------------------------------------------------------------------------------------------
MFS VIT Capital Opportunities Series - Initial Class - Continued
   Platinum Investor IV                                              3,535           (374)        3,161
   Platinum Investor FlexDirector                                      177             (7)          170
   Platinum Investor PLUS                                           15,014         (6,376)        8,638
   Platinum Investor Survivor                                        5,300        (10,021)       (4,721)
   Platinum Investor Survivor II                                       822           (538)          284
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus                                                    1,562         (1,202)          360
   Corporate America                                                    --         (1,040)       (1,040)
   Corporate America (reduced surrender charge)                        795            (27)          768
   Platinum Investor I & II                                        111,738       (185,234)      (73,496)
   Platinum Investor III                                           155,992       (501,772)     (345,780)
   Platinum Investor IV                                              4,748           (343)        4,405
   Platinum Investor FlexDirector                                      178            (44)          134
   Platinum Investor PLUS                                           14,712         (6,799)        7,913
   Platinum Investor Survivor                                       19,049        (71,595)      (52,546)
   Platinum Investor Survivor II                                       885        (29,287)      (28,402)
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus                                                    5,728         (1,942)        3,786
   Corporate America                                                    30           (249)         (219)
   Platinum Investor I & II                                          4,995        (23,768)      (18,773)
   Platinum Investor III                                            71,845        (55,538)       16,307
   Platinum Investor IV                                              4,159           (329)        3,830
   Platinum Investor FlexDirector                                      166            (13)          153
   Platinum Investor PLUS                                            6,686         (3,412)        3,274
   Platinum Investor Survivor                                        2,612         (1,305)        1,307
   Platinum Investor Survivor II                                     1,300           (982)          318
MFS VIT Research Series - Initial Class
   Corporate America                                                    --         (3,158)       (3,158)
   Corporate America (reduced surrender charge)                        134           (134)           --
   Platinum Investor I & II                                          2,995         (8,893)       (5,898)
   Platinum Investor III                                            51,776        (31,226)       20,550
   Platinum Investor IV                                              2,669           (161)        2,508
   Platinum Investor FlexDirector                                      101             (5)           96
   Platinum Investor PLUS                                            3,891         (1,172)        2,719
   Platinum Investor Survivor                                        2,542         (2,344)          198
   Platinum Investor Survivor II                                     1,823           (526)        1,297
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus                                                    3,325        (20,877)      (17,552)
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
   Corporate America                                                    --         (1,789)       (1,789)
   Corporate America (reduced surrender charge)                        730             (6)          724
   Platinum Investor I & II                                          8,930         (9,237)         (307)
   Platinum Investor III                                            74,065        (49,732)       24,333
   Platinum Investor IV                                              4,611           (381)        4,230

                                   VL-R - 50

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2005.

                                                                    Accumulation  Accumulation  Net Increase
Divisions                                                           Units Issued Units Redeemed  (Decrease)
------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I - Continued
   Platinum Investor FlexDirector                                         377             (7)          370
   Platinum Investor PLUS                                              16,081         (6,033)       10,048
   Platinum Investor Survivor                                           8,668         (8,724)          (56)
   Platinum Investor Survivor II                                        3,277           (992)        2,285
Neuberger Berman AMT Partners Portfolio - Class I
   AG Legacy Plus                                                          86         (3,886)       (3,800)
Oppenheimer Balanced Fund/VA - Non-Service Shares
   Platinum Investor I & II                                             9,959           (271)        9,688
   Platinum Investor III                                               15,213         (5,339)        9,874
   Platinum Investor IV                                                14,336           (755)       13,581
   Platinum Investor FlexDirector                                          44            (11)           33
   Platinum Investor PLUS                                               7,526        (17,692)      (10,166)
   Platinum Investor Survivor                                             350           (350)           --
   Platinum Investor Survivor II                                          420           (264)          156
Oppenheimer Global Securities Fund/VA - Non-Service Shares
   Platinum Investor I & II                                            11,767         (4,553)        7,214
   Platinum Investor III                                               48,944        (10,387)       38,557
   Platinum Investor IV                                                16,002         (1,447)       14,555
   Platinum Investor FlexDirector                                          13             (5)            8
   Platinum Investor PLUS                                               5,004         (1,820)        3,184
   Platinum Investor Survivor                                           2,543           (136)        2,407
   Platinum Investor Survivor II                                        3,188           (155)        3,033
Oppenheimer High Income Fund/VA - Non-Service Shares
   AG Legacy Plus                                                       1,259           (972)          287
PIMCO VIT Real Return Portfolio - Administrative Class
   AG Legacy Plus                                                       3,229        (11,422)       (8,193)
   Corporate America                                                       --           (100)         (100)
   Corporate America (reduced surrender charge)                         5,166            (76)        5,090
   Platinum Investor I & II                                            66,209        (16,080)       50,129
   Platinum Investor III                                               96,677       (186,538)      (89,861)
   Platinum Investor IV                                                14,468         (1,053)       13,415
   Platinum Investor FlexDirector                                         290            (36)          254
   Platinum Investor PLUS                                              12,622         (8,420)        4,202
   Platinum Investor Survivor                                           1,601        (17,047)      (15,446)
   Platinum Investor Survivor II                                        5,802        (16,513)      (10,711)
PIMCO VIT Short-Term Portfolio - Administrative Class
   Corporate America                                                       62        (20,734)      (20,672)
   Platinum Investor I & II                                            12,114       (129,917)     (117,803)
   Platinum Investor III                                               48,383        (36,378)       12,005
   Platinum Investor IV                                                13,656         (1,441)       12,215
   Platinum Investor FlexDirector                                       2,624           (479)        2,145
   Platinum Investor PLUS                                              16,275         (3,001)       13,274
   Platinum Investor Survivor                                             701         (8,720)       (8,019)
   Platinum Investor Survivor II                                        2,014         (2,941)         (927)


                                   VL-R - 51

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2005.

                                                        Accumulation  Accumulation  Net Increase
Divisions                                               Units Issued Units Redeemed  (Decrease)
------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio - Administrative Class
   AG Legacy Plus                                           8,772         (6,331)       2,441
   Corporate America                                           --         (8,965)      (8,965)
   Corporate America (reduced surrender charge)             4,365            (41)       4,324
   Platinum Investor I & II                                79,462        (23,513)      55,949
   Platinum Investor III                                  834,665        (94,490)     740,175
   Platinum Investor IV                                    24,985         (2,450)      22,535
   Platinum Investor FlexDirector                           3,410           (540)       2,870
   Platinum Investor PLUS                                  31,264        (11,354)      19,910
   Platinum Investor Survivor                              54,723         (3,630)      51,093
   Platinum Investor Survivor II                           74,195        (38,428)      35,767
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II                                23,363        (48,647)     (25,284)
   Platinum Investor III                                    9,657        (10,996)      (1,339)
   Platinum Investor PLUS                                     208           (158)          50
   Platinum Investor Survivor                               1,432         (2,322)        (890)
   Platinum Investor Survivor II                              231            (61)         170
Pioneer Growth Opportunities VCT Portfolio - Class I
   Corporate America                                           29           (101)         (72)
   Platinum Investor I & II                                32,721        (71,344)     (38,623)
   Platinum Investor III                                   27,707        (30,394)      (2,687)
   Platinum Investor PLUS                                   1,271           (598)         673
   Platinum Investor Survivor                                 885         (3,881)      (2,996)
   Platinum Investor Survivor II                               46        (19,774)     (19,728)
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus                                           1,325           (870)         455
   Corporate America                                       63,105         (6,026)      57,079
   Corporate America (reduced surrender charge)             8,421           (134)       8,287
   Platinum Investor I & II                                21,713        (12,226)       9,487
   Platinum Investor III                                  114,367        (11,568)     102,799
   Platinum Investor IV                                     4,383           (333)       4,050
   Platinum Investor FlexDirector                              65             (4)          61
   Platinum Investor PLUS                                   3,012         (1,326)       1,686
   Platinum Investor Survivor                               8,330           (180)       8,150
   Platinum Investor Survivor II                              963           (468)         495
Putnam VT Growth and Income Fund - Class IB
   Corporate America                                       76,130        (18,293)      57,837
   Corporate America (reduced surrender charge)            13,633           (540)      13,093
   Platinum Investor I & II                                43,814       (127,798)     (83,984)
   Platinum Investor III                                  136,054       (100,872)      35,182
   Platinum Investor IV                                    20,946         (2,683)      18,263
   Platinum Investor FlexDirector                           2,502           (172)       2,330
   Platinum Investor PLUS                                  13,340         (6,110)       7,230
   Platinum Investor Survivor                               7,950        (10,687)      (2,737)
   Platinum Investor Survivor II                            2,586         (1,433)       1,153

                                   VL-R - 52

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2005.

                                                          Accumulation  Accumulation  Net Increase
Divisions                                                 Units Issued Units Redeemed  (Decrease)
--------------------------------------------------------------------------------------------------
Putnam VT International Growth and Income Fund - Class IB
   Corporate America                                             --        (2,293)       (2,293)
   Corporate America (reduced surrender charge)                 246            --           246
   Platinum Investor I & II                                  17,282       (46,769)      (29,487)
   Platinum Investor III                                     51,765       (66,315)      (14,550)
   Platinum Investor IV                                      10,019        (1,061)        8,958
   Platinum Investor FlexDirector                                95           (20)           75
   Platinum Investor PLUS                                     5,934        (2,182)        3,752
   Platinum Investor Survivor                                 5,090        (8,106)       (3,016)
   Platinum Investor Survivor II                              1,528          (626)          902
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus                                               644        (5,935)       (5,291)
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                                             7,876        (6,018)        1,858
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                                            15,173        (6,332)        8,841
Scudder VIT Equity 500 Index Fund - Class A
   Legacy Plus                                                  129        (1,986)       (1,857)
SunAmerica - Aggressive Growth Portfolio - Class 1
   Platinum Investor I & II                                  15,054          (844)       14,210
   Platinum Investor III                                     22,228        (7,666)       14,562
   Platinum Investor IV                                       3,920          (467)        3,453
   Platinum Investor PLUS                                     3,564        (1,344)        2,220
   Platinum Investor Survivor                                    27          (158)         (131)
   Platinum Investor Survivor II                                267           (68)          199
SunAmerica - SunAmerica Balanced Portfolio - Class 1
   Platinum Investor I & II                                     617          (139)          478
   Platinum Investor III                                     24,132       (12,167)       11,965
   Platinum Investor IV                                       4,648          (585)        4,063
   Platinum Investor PLUS                                     7,119        (3,335)        3,784
   Platinum Investor Survivor II                                587          (296)          291
UIF Equity Growth Portfolio - Class I
   Platinum Investor I & II                                  49,612       (60,437)      (10,825)
   Platinum Investor III                                     19,799       (10,289)        9,510
   Platinum Investor IV                                       1,392          (228)        1,164
   Platinum Investor PLUS                                     1,462          (701)          761
   Platinum Investor Survivor                                 2,112        (3,844)       (1,732)
   Platinum Investor Survivor II                                167           (50)          117
UIF High Yield Portfolio - Class I
   Platinum Investor I & II                                   8,255       (20,756)      (12,501)
   Platinum Investor III                                      5,820        (5,914)          (94)
   Platinum Investor IV                                         876           (78)          798
   Platinum Investor FlexDirector                               736           (39)          697
   Platinum Investor PLUS                                     1,511          (541)          970


                                   VL-R - 53

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2005.

                                                 Accumulation  Accumulation  Net Increase
Divisions                                        Units Issued Units Redeemed  (Decrease)
-----------------------------------------------------------------------------------------
UIF High Yield Portfolio - Class I - Continued
   Platinum Investor Survivor                       59,726         (10,922)      48,804
   Platinum Investor Survivor II                     1,590            (366)       1,224
VALIC Company I - International Equities Fund
   AG Legacy Plus                                      424          (5,603)      (5,179)
   Platinum Investor I & II                         15,348         (12,417)       2,931
   Platinum Investor III                            19,650         (15,712)       3,938
   Platinum Investor IV                              2,379            (408)       1,971
   Platinum Investor FlexDirector                      304             (48)         256
   Platinum Investor PLUS                            4,950            (990)       3,960
   Platinum Investor Survivor                        2,294          (1,608)         686
   Platinum Investor Survivor II                       443            (424)          19
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus                                    1,620          (3,284)      (1,664)
   Corporate America                                   174            (210)         (36)
   Corporate America (reduced surrender charge)      1,419             (24)       1,395
   Platinum Investor I & II                         35,368         (55,580)     (20,212)
   Platinum Investor III                            85,114         (80,111)       5,003
   Platinum Investor IV                             11,392          (1,227)      10,165
   Platinum Investor FlexDirector                       55             (18)          37
   Platinum Investor PLUS                           13,840          (9,920)       3,920
   Platinum Investor Survivor                        5,080         (10,350)      (5,270)
   Platinum Investor Survivor II                     2,987         (21,626)     (18,639)
VALIC Company I - Money Market I Fund
   AG Legacy Plus                                   (6,171)        (17,613)     (23,784)
   Corporate America                                    --          (6,349)      (6,349)
   Corporate America (reduced surrender charge)     42,570         (63,906)     (21,336)
   Legacy Plus                                          63          (1,149)      (1,086)
   Platinum Investor I & II                        191,702        (385,744)    (194,042)
   Platinum Investor III                           651,771      (1,134,793)    (483,022)
   Platinum Investor IV                            461,751        (427,201)      34,550
   Platinum Investor FlexDirector                   17,563         (22,449)      (4,886)
   Platinum Investor PLUS                          172,233        (242,213)     (69,980)
   Platinum Investor Survivor                       22,562        (217,068)    (194,506)
   Platinum Investor Survivor II                   110,826        (121,464)     (10,638)
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II                         26,851         (14,601)      12,250
   Platinum Investor III                            97,983         (77,914)      20,069
   Platinum Investor IV                              1,746            (268)       1,478
   Platinum Investor FlexDirector                       54             (30)          24
   Platinum Investor PLUS                            6,744          (2,251)       4,493
   Platinum Investor Survivor                        9,425         (26,728)     (17,303)
   Platinum Investor Survivor II                    44,630          (3,616)      41,014


                                   VL-R - 54

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2005.

                                                     Accumulation  Accumulation  Net Increase
Divisions                                            Units Issued Units Redeemed  (Decrease)
---------------------------------------------------------------------------------------------
VALIC Company I - Science & Technology Fund
   Platinum Investor I & II                              5,360        (23,221)      (17,861)
   Platinum Investor III                                40,684        (33,471)        7,213
   Platinum Investor IV                                  1,582           (130)        1,452
   Platinum Investor FlexDirector                           57            (31)           26
   Platinum Investor PLUS                                1,402         (1,131)          271
   Platinum Investor Survivor                            3,503         (2,128)        1,375
   Platinum Investor Survivor II                           659           (197)          462
VALIC Company I - Small Cap Index Fund
   Corporate America                                        74         (4,279)       (4,205)
   Platinum Investor I & II                             32,495         (7,861)       24,634
   Platinum Investor III                                49,159        (32,246)       16,913
   Platinum Investor IV                                  9,595           (720)        8,875
   Platinum Investor FlexDirector                           93            (39)           54
   Platinum Investor PLUS                                9,790         (6,896)        2,894
   Platinum Investor Survivor                            1,563        (10,153)       (8,590)
   Platinum Investor Survivor II                         1,935           (601)        1,334
VALIC Company I - Stock Index Fund
   AG Legacy Plus                                       18,710         (4,408)       14,302
   Corporate America                                        73         (7,950)       (7,877)
   Corporate America (reduced surrender charge)          5,046           (202)        4,844
   Platinum Investor I & II                            113,856       (246,853)     (132,997)
   Platinum Investor III                               252,515       (453,138)     (200,623)
   Platinum Investor IV                                 16,848         (1,417)       15,431
   Platinum Investor FlexDirector                        8,440           (265)        8,175
   Platinum Investor PLUS                               53,614         (9,776)       43,838
   Platinum Investor Survivor                           19,675        (78,975)      (59,300)
   Platinum Investor Survivor II                         3,899        (12,104)       (8,205)
Van Kampen LIT Emerging Growth Portfolio - Class I
   AG Legacy Plus                                        1,050         (1,655)         (605)
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus                                        1,709         (3,427)       (1,718)
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II                             82,381        (17,783)       64,598
   Platinum Investor III                               217,277        (32,656)      184,621
   Platinum Investor IV                                 20,371         (1,711)       18,660
   Platinum Investor FlexDirector                          602            (19)          583
   Platinum Investor PLUS                                8,687         (3,750)        4,937
   Platinum Investor Survivor                           20,449         (4,933)       15,516
   Platinum Investor Survivor II                        19,828         (9,788)       10,040
Vanguard VIF High Yield Bond Portfolio
   Corporate America (reduced surrender charge)          1,611             (7)        1,604
   Platinum Investor I & II                             15,203        (31,164)      (15,961)
   Platinum Investor III                                55,322       (128,470)      (73,148)
   Platinum Investor IV                                 11,730         (1,247)       10,483


                                   VL-R - 55

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2005.

                                                   Accumulation  Accumulation  Net Increase
Divisions                                          Units Issued Units Redeemed  (Decrease)
-------------------------------------------------------------------------------------------
Vanguard VIF High Yield Bond Portfolio - Continued
   Platinum Investor FlexDirector                         35           (20)           15
   Platinum Investor PLUS                             11,067        (5,297)        5,770
   Platinum Investor Survivor                          5,661       (75,416)      (69,755)
   Platinum Investor Survivor II                       1,543       (19,516)      (17,973)
Vanguard VIF REIT Index Portfolio
   Corporate America                                     102           (27)           75
   Corporate America (reduced surrender charge)        1,010            (4)        1,006
   Platinum Investor I & II                           26,831        (9,552)       17,279
   Platinum Investor III                              66,201       (79,745)      (13,544)
   Platinum Investor IV                               28,204        (2,942)       25,262
   Platinum Investor FlexDirector                      1,593           (87)        1,506
   Platinum Investor PLUS                             15,837       (17,997)       (2,160)
   Platinum Investor Survivor                          2,218        (7,228)       (5,010)
   Platinum Investor Survivor II                       3,803        (2,763)        1,040


                                   VL-R - 56

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                                         Investment
                                                                                           Income    Expense    Total
Divisions                                                   Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
------------------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund - Series I
   Corporate America                                         3,758   $10.89   $   40,922    0.88%     0.35%      8.90%
   Corporate America (reduced surrender charge)              2,285    10.87       24,835    0.88%     0.65%      8.69%
   Platinum Investor I & II                                735,908    10.86    7,992,901    1.07%     0.75%      8.61%
   Platinum Investor III                                   375,267    10.86    4,077,242    1.07%     0.70%      8.65%
   Platinum Investor IV                                     12,433    10.86      135,088    1.06%     0.70%      8.65%
   Platinum Investor FlexDirector                              424    10.86        4,603    1.07%     0.70%      8.65%
   Platinum Investor PLUS                                   23,459    10.86      254,879    1.06%     0.70%      8.65%
   Platinum Investor Survivor                               64,839    10.89      705,893    1.06%     0.40%      8.87%
   Platinum Investor Survivor II                             9,760    10.86      106,001    1.07%     0.75%      8.61%
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus                                           25,612    11.98      306,732    0.93%     0.75%     27.28%
   Corporate America                                         4,241    11.69       49,559    1.26%     0.35%     27.79%
   Corporate America (reduced surrender charge)              7,127    17.41      124,105    1.26%     0.65%     27.41%
   Platinum Investor I & II                                292,495    16.57    4,847,867    1.14%     0.75%     27.28%
   Platinum Investor III                                   340,444    13.93    4,743,020    1.18%     0.70%     27.34%
   Platinum Investor IV                                     30,344    14.81      449,267    1.40%     0.70%     27.34%
   Platinum Investor FlexDirector                              812    17.09       13,875    1.70%     0.70%     27.34%
   Platinum Investor PLUS                                   17,467    19.27      336,677    1.09%     0.70%     27.34%
   Platinum Investor Survivor                               59,983    11.66      699,501    1.12%     0.40%     27.72%
   Platinum Investor Survivor II                             6,039    20.17      121,810    1.13%     0.75%     27.28%
   Platinum Investor VIP                                    17,529    11.93      209,100    1.12%     0.70%     19.29%
   Platinum Investor VIP (with GMWB rider)                     256    11.87        3,033    1.12%     1.45%     18.70%
AIM V.I. Premier Equity Fund - Series I
   Corporate America                                            --       --           --    2.82%     0.35%      5.45%
   Platinum Investor I & II                                     --       --           --    2.09%     0.75%      5.31%
   Platinum Investor III                                        --       --           --    2.12%     0.70%      5.33%
   Platinum Investor IV                                         --       --           --    3.12%     0.70%      5.33%
   Platinum Investor FlexDirector                               --       --           --    2.17%     0.70%      5.33%
   Platinum Investor PLUS                                       --       --           --    2.18%     0.70%      5.33%
   Platinum Investor Survivor                                   --       --           --    2.13%     0.40%      5.44%
   Platinum Investor Survivor II                                --       --           --    2.26%     0.75%      5.31%
Alger American Leveraged AllCap Portfolio - Class O Shares
   Platinum Investor I & II                                 11,906    17.40      207,102    0.00%     0.75%     18.38%
   Platinum Investor III                                    88,630    17.43    1,544,555    0.00%     0.70%     18.43%
   Platinum Investor IV                                     13,804    13.72      189,390    0.00%     0.70%     18.43%
   Platinum Investor FlexDirector                               47    13.73          649    0.00%     0.70%     18.43%
   Platinum Investor PLUS                                   13,020    17.43      226,897    0.00%     0.70%     18.43%
   Platinum Investor Survivor                                  168    17.62        2,958    0.00%     0.40%     18.79%
   Platinum Investor Survivor II                             1,106    17.40       19,245    0.00%     0.75%     18.38%
   Platinum Investor VIP                                     8,328    11.31       94,186    0.00%     0.70%     13.10%
   Platinum Investor VIP (with GMWB rider)                     164    11.25        1,843    0.00%     1.45%     12.53%
Alger American MidCap Growth Portfolio - Class O Shares
   Corporate America (reduced surrender charge)              5,196    13.61       70,695    0.00%     0.65%      9.43%
   Platinum Investor I & II                                  8,117    18.15      147,281    0.00%     0.75%      9.32%
   Platinum Investor III                                    55,215    18.18    1,003,756    0.00%     0.70%      9.37%
   Platinum Investor IV                                     18,110    12.03      217,883    0.00%     0.70%      9.37%
   Platinum Investor FlexDirector                            6,774    12.69       85,956    0.00%     0.70%      9.37%
   Platinum Investor PLUS                                    8,924    18.18      162,222    0.00%     0.70%      9.37%

                                   VL-R - 57

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                                        Investment
                                                                                          Income    Expense    Total
Divisions                                                  Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
-----------------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio - Class O Shares -
  Continued
   Platinum Investor Survivor                               5,975   $18.38   $  109,826    0.00%     0.40%      9.70%
   Platinum Investor Survivor II                            2,680    18.15       48,637    0.00%     0.75%      9.32%
   Platinum Investor VIP                                    2,230    10.37       23,116    0.00%     0.70%      3.67%
American Century VP Value Fund - Class I
   AG Legacy Plus                                          25,927    20.67      535,799    1.31%     0.75%     17.77%
   Corporate America                                        1,247    19.13       23,856    0.93%     0.35%     18.24%
   Corporate America (reduced surrender charge)            19,895    13.22      262,932    0.93%     0.65%     17.89%
   Platinum Investor I & II                               221,804    18.67    4,140,787    1.39%     0.75%     17.77%
   Platinum Investor III                                  513,640    18.58    9,542,265    1.30%     0.70%     17.83%
   Platinum Investor IV                                    48,294    12.22      589,984    1.00%     0.70%     17.83%
   Platinum Investor FlexDirector                             931    13.30       12,382    0.12%     0.70%     17.83%
   Platinum Investor PLUS                                  58,246    15.74      916,725    1.29%     0.70%     17.83%
   Platinum Investor Survivor                              20,805    19.08      396,872    1.36%     0.40%     18.18%
   Platinum Investor Survivor II                           63,728    16.44    1,048,012    1.30%     0.75%     17.77%
   Platinum Investor VIP                                   12,329    11.47      141,453    0.00%     0.70%     14.73%
   Platinum Investor VIP (with GMWB rider)                    162    11.42        1,849    0.00%     1.45%     14.16%
Credit Suisse Small Cap Core I Portfolio *
   Platinum Investor I & II                                39,132     8.22      321,493    0.00%     0.75%      3.99%
   Platinum Investor III                                  128,637     8.06    1,036,204    0.00%     0.70%      4.04%
   Platinum Investor IV                                    13,167    10.29      135,520    0.00%     0.70%      4.04%
   Platinum Investor FlexDirector                           6,301    10.19       64,198    0.00%     0.70%      4.04%
   Platinum Investor PLUS                                  11,493    12.86      147,782    0.00%     0.70%      4.04%
   Platinum Investor Survivor                               3,159     8.39       26,520    0.00%     0.40%      4.35%
   Platinum Investor Survivor II                            1,758    12.17       21,405    0.00%     0.75%      3.99%
   Platinum Investor VIP                                    8,178     9.45       77,282    0.00%     0.70%     -5.50%
Dreyfus IP MidCap Stock Portfolio - Initial shares
   Platinum Investor I & II                                81,102    14.09    1,142,564    0.38%     0.75%      6.95%
   Platinum Investor III                                  234,893    13.87    3,258,099    0.37%     0.70%      7.00%
   Platinum Investor IV                                    12,576    11.64      146,421    0.39%     0.70%      7.00%
   Platinum Investor FlexDirector                               0    12.60            4    0.61%     0.70%      7.00%
   Platinum Investor PLUS                                  22,807    14.57      332,244    0.37%     0.70%      7.00%
   Platinum Investor Survivor                              12,083    14.40      173,935    0.40%     0.40%      7.32%
   Platinum Investor Survivor II                           10,961    15.94      174,740    0.37%     0.75%      6.95%
Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Corporate America                                        5,204    12.56       65,345    0.38%     0.35%      3.41%
   Corporate America (reduced surrender charge)             1,534    11.74       18,015    0.38%     0.65%      3.10%
   Platinum Investor I & II                               318,961    15.05    4,800,994    0.41%     0.75%      3.00%
   Platinum Investor III                                  450,710    11.61    5,231,878    0.40%     0.70%      3.05%
   Platinum Investor IV                                    10,454    11.05      115,502    0.32%     0.70%      3.05%
   Platinum Investor FlexDirector                             950    11.00       10,459    0.51%     0.70%      3.05%
   Platinum Investor PLUS                                  35,521    12.53      445,116    0.38%     0.70%      3.05%
   Platinum Investor Survivor                              45,846    12.53      574,469    0.44%     0.40%      3.36%
   Platinum Investor Survivor II                           35,559    13.60      483,727    0.37%     0.75%      3.00%
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America                                        2,421    14.17       34,295    4.77%     0.35%      3.87%
   Corporate America (reduced surrender charge)            11,977    10.78      129,065    4.77%     0.65%      3.56%
   Platinum Investor I & II                               281,631    14.03    3,950,746    4.49%     0.75%      3.46%
   Platinum Investor III                                  285,395    13.30    3,795,577    4.64%     0.70%      3.51%
   Platinum Investor IV                                    14,464    10.45      151,092    4.89%     0.70%      3.51%


                                   VL-R - 58

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                                        Investment
                                                                                          Income    Expense    Total
Divisions                                                Units   Unit Value Net Assets  Ratio (a)  Ratio (b) Return (c)
-----------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Quality Bond Portfolio - Initial shares -
  Continued
   Platinum Investor FlexDirector                            173   $10.74   $     1,861    6.82%     0.70%      3.69%
   Platinum Investor PLUS                                 23,919    11.79       282,019    4.53%     0.70%      3.51%
   Platinum Investor Survivor                             16,209    14.14       229,150    4.47%     0.40%      3.82%
   Platinum Investor Survivor II                           9,205    11.83       108,856    4.56%     0.75%      3.46%
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus                                         15,921    11.71       186,460    2.58%     0.75%      6.34%
   Platinum Investor I & II                              156,694    11.15     1,746,813    2.56%     0.75%      6.34%
   Platinum Investor III                                 258,611    11.14     2,879,764    2.41%     0.70%      6.39%
   Platinum Investor IV                                    8,240    10.96        90,298    1.57%     0.70%      6.39%
   Platinum Investor FlexDirector                          1,288    11.14        14,349    1.75%     0.70%      6.39%
   Platinum Investor PLUS                                 26,410    12.73       336,198    2.45%     0.70%      6.39%
   Platinum Investor Survivor                             11,229    11.39       127,904    2.30%     0.40%      6.71%
   Platinum Investor Survivor II                          20,438    12.42       253,780    1.90%     0.75%      6.34%
   Platinum Investor VIP                                   2,269    10.43        23,677    0.00%     0.70%      4.33%
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus                                         42,199    15.88       670,065    0.92%     0.75%     10.60%
   Corporate America                                       1,580    14.27        22,543    1.11%     0.35%     11.04%
   Corporate America (reduced surrender charge)           18,598    14.13       262,724    1.11%     0.65%     10.71%
   Platinum Investor I & II                              517,717    13.92     7,207,050    1.00%     0.75%     10.60%
   Platinum Investor III                               1,262,624    13.75    17,364,615    1.00%     0.70%     10.66%
   Platinum Investor IV                                   92,989    12.68     1,179,075    1.11%     0.70%     10.66%
   Platinum Investor FlexDirector                          8,086    14.04       113,515    1.06%     0.70%     10.66%
   Platinum Investor PLUS                                107,304    16.46     1,765,960    0.98%     0.70%     10.66%
   Platinum Investor Survivor                            116,730    14.22     1,660,381    1.02%     0.40%     10.99%
   Platinum Investor Survivor II                          78,211    17.33     1,355,621    1.02%     0.75%     10.60%
   Platinum Investor VIP                                  36,885    10.71       395,099    0.98%     0.70%      7.12%
   Platinum Investor VIP (with GMWB rider)                   443    10.66         4,721    0.98%     1.45%      6.58%
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus                                         51,368    13.75       706,254    2.94%     0.75%     19.04%
   Corporate America                                       4,106    14.25        58,490    2.91%     0.35%     19.51%
   Corporate America (reduced surrender charge)           25,321    13.51       342,065    2.91%     0.65%     19.15%
   Platinum Investor I & II                              283,801    13.90     3,944,532    2.90%     0.75%     19.04%
   Platinum Investor III                                 836,470    13.93    11,653,724    2.92%     0.70%     19.09%
   Platinum Investor IV                                   45,684    12.47       569,724    2.93%     0.70%     19.09%
   Platinum Investor FlexDirector                          1,384    13.26        18,364    2.91%     0.70%     19.09%
   Platinum Investor PLUS                                 78,094    15.00     1,171,538    2.93%     0.70%     19.09%
   Platinum Investor Survivor                             85,837    14.20     1,219,038    2.92%     0.40%     19.45%
   Platinum Investor Survivor II                          80,050    15.20     1,217,117    2.88%     0.75%     19.04%
   Platinum Investor VIP                                  15,927    11.48       182,759    1.32%     0.70%     14.75%
   Platinum Investor VIP (with GMWB rider)                   157    11.42         1,794    1.32%     1.45%     14.18%
Fidelity VIP Freedom 2020 Portfolio - Service Class 2
   Platinum Investor III                                     665    10.56         7,019    2.70%     0.70%      5.55%
   Platinum Investor IV                                      108    10.56         1,140    2.52%     0.70%      5.55%
   Platinum Investor FlexDirector                              5    10.56            50    1.92%     0.70%      5.55%
   Platinum Investor VIP                                     211    10.80         2,283    2.65%     0.70%      8.02%
Fidelity VIP Freedom 2025 Portfolio - Service Class 2
   Platinum Investor III                                   2,144    10.56        22,639    2.88%     0.70%      5.60%
   Platinum Investor IV                                       50    10.56           530    2.53%     0.70%      5.60%
   Platinum Investor VIP                                   2,929    10.83        31,722    2.87%     0.70%      8.31%


                                   VL-R - 59

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                                                  Investment
                                                                                                    Income    Expense    Total
Divisions                                                           Units   Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
---------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Freedom 2030 Portfolio - Service Class 2
   Platinum Investor III                                                881   $10.56   $    9,304    2.61%     0.70%      5.64%
   Platinum Investor IV                                                  61    10.56          648    2.75%     0.70%      5.64%
   Platinum Investor PLUS                                               929    10.56        9,811    2.63%     0.70%      5.64%
   Platinum Investor VIP                                              4,114    10.88       44,753    2.61%     0.70%      8.78%
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus                                                    23,993     8.99      215,778    0.17%     0.75%      5.78%
   Corporate America (reduced surrender charge)                      16,761    11.88      199,165    0.12%     0.65%      5.88%
   Platinum Investor I & II                                         208,946     7.52    1,572,153    0.17%     0.75%      5.78%
   Platinum Investor III                                          1,189,561     7.46    8,878,331    0.16%     0.70%      5.83%
   Platinum Investor IV                                              33,267    11.24      373,966    0.12%     0.70%      5.83%
   Platinum Investor FlexDirector                                    11,345    10.81      122,619    0.07%     0.70%      5.83%
   Platinum Investor PLUS                                           111,405    12.01    1,338,133    0.16%     0.70%      5.83%
   Platinum Investor Survivor                                        70,637     7.69      543,075    0.16%     0.40%      6.15%
   Platinum Investor Survivor II                                     48,295    10.67      515,279    0.15%     0.75%      5.78%
   Platinum Investor VIP                                              5,053    10.34       52,266    0.00%     0.70%      3.44%
   Platinum Investor VIP (with GMWB rider)                                4    10.29           42    0.00%     1.45%      2.92%
Fidelity VIP Mid Cap Portfolio - Service Class 2
   Corporate America (reduced surrender charge)                      22,227    15.07      334,918    0.11%     0.65%     11.68%
   Platinum Investor I & II                                          13,301    22.63      301,019    0.09%     0.75%     11.57%
   Platinum Investor III                                            180,244    22.67    4,086,599    0.20%     0.70%     11.62%
   Platinum Investor IV                                              53,740    12.88      691,998    0.10%     0.70%     11.62%
   Platinum Investor FlexDirector                                       768    15.16       11,634    0.14%     0.70%     11.62%
   Platinum Investor PLUS                                            14,277    22.67      323,706    0.15%     0.70%     11.62%
   Platinum Investor Survivor                                         8,347    22.92      191,340    0.22%     0.40%     11.96%
   Platinum Investor Survivor II                                      9,479    22.63      214,514    0.14%     0.75%     11.57%
   Platinum Investor VIP                                             21,594    10.53      227,412    0.00%     0.70%      5.31%
   Platinum Investor VIP (with GMWB rider)                              177    10.48        1,853    0.00%     1.45%      4.79%
Franklin Templeton - Franklin Small Cap Value Securities Fund -
  Class 2
   Corporate America (reduced surrender charge)                      11,486    14.18      162,829    0.69%     0.65%     16.23%
   Platinum Investor I & II                                          16,237    20.43      331,726    0.67%     0.75%     16.11%
   Platinum Investor III                                            282,124    20.47    5,774,559    0.53%     0.70%     16.17%
   Platinum Investor IV                                              45,117    12.42      560,143    0.74%     0.70%     16.17%
   Platinum Investor FlexDirector                                     1,289    14.63       18,857    0.22%     0.70%     16.17%
   Platinum Investor PLUS                                            23,719    20.47      485,483    0.67%     0.70%     16.17%
   Platinum Investor Survivor                                        34,379    20.69      711,439    0.45%     0.40%     16.52%
   Platinum Investor Survivor II                                     12,461    20.43      254,585    0.54%     0.75%     16.11%
   Platinum Investor VIP                                             16,626    10.73      178,463    0.01%     0.70%      7.34%
Franklin Templeton - Franklin Small-Mid Cap Growth Securities
  Fund - Class 2
   AG Legacy Plus                                                    13,801     7.87      108,582    0.00%     0.75%      7.88%
Franklin Templeton - Franklin U.S. Government Fund - Class 2
   Platinum Investor I & II                                          24,202    11.95      289,196    3.18%     0.75%      3.24%
   Platinum Investor III                                            673,395    11.98    8,066,647    3.52%     0.70%      3.29%
   Platinum Investor IV                                              32,239    10.44      336,569    6.10%     0.70%      3.29%
   Platinum Investor FlexDirector                                       823    10.67        8,781    4.60%     0.70%      3.38%
   Platinum Investor PLUS                                            40,170    11.59      465,468    4.20%     0.70%      3.29%
   Platinum Investor Survivor                                           893    12.16       10,857    0.77%     0.40%      3.60%
   Platinum Investor Survivor II                                     15,730    11.95      187,966    5.44%     0.75%      3.24%
   Platinum Investor VIP                                              3,077    10.32       31,741    0.00%     0.70%      3.16%


                                   VL-R - 60

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                                            Investment
                                                                                              Income    Expense    Total
Divisions                                                     Units  Unit Value Net Assets  Ratio (a)  Ratio (b) Return (c)
---------------------------------------------------------------------------------------------------------------------------
Franklin Templeton - Mutual Shares Securities Fund - Class 2
   Platinum Investor I & II                                  159,272   $15.68   $ 2,497,778    1.24%     0.75%     17.50%
   Platinum Investor III                                     769,387    15.72    12,095,950    1.34%     0.70%     17.56%
   Platinum Investor IV                                       35,491    12.86       456,520    1.32%     0.70%     17.56%
   Platinum Investor FlexDirector                              6,294    13.85        87,153    1.59%     0.70%     17.56%
   Platinum Investor PLUS                                     34,198    15.46       528,663    1.29%     0.70%     17.56%
   Platinum Investor Survivor                                 36,447    15.96       581,636    0.79%     0.40%     17.91%
   Platinum Investor Survivor II                              10,882    15.68       170,655    1.17%     0.75%     17.50%
   Platinum Investor VIP                                       9,028    11.34       102,414    0.00%     0.70%     13.44%
   Platinum Investor VIP (with GMWB rider)                     1,026    11.29        11,581    0.00%     1.45%     12.87%
Franklin Templeton - Templeton Foreign Securities Fund -
  Class 2
   AG Legacy Plus                                             12,189    13.08       159,389    1.20%     0.75%     20.54%
   Platinum Investor I & II                                   90,007    16.36     1,472,909    1.25%     0.75%     20.54%
   Platinum Investor III                                     597,923    16.41     9,809,047    1.24%     0.70%     20.60%
   Platinum Investor IV                                       29,770    13.10       389,863    1.37%     0.70%     20.60%
   Platinum Investor FlexDirector                              3,405    14.65        49,879    1.58%     0.70%     20.60%
   Platinum Investor PLUS                                     27,887    15.86       442,340    1.23%     0.70%     20.60%
   Platinum Investor Survivor                                 14,765    16.65       245,867    1.89%     0.40%     20.96%
   Platinum Investor Survivor II                              58,266    16.36       953,477    1.16%     0.75%     20.54%
   Platinum Investor VIP                                       8,709    11.58       100,882    0.07%     0.70%     15.83%
   Platinum Investor VIP (with GMWB rider)                         7    11.53            80    0.07%     1.45%     15.26%
Goldman Sachs Capital Growth Fund
   Platinum Investor I & II                                    4,775    10.19        48,659    0.07%     0.75%      7.75%
   Platinum Investor III                                      11,374    10.22       116,245    0.12%     0.70%      7.80%
   Platinum Investor PLUS                                        110    12.49         1,375    0.13%     0.70%      7.80%
   Platinum Investor Survivor                                629,846    10.41     6,555,947    0.12%     0.40%      8.13%
   Platinum Investor Survivor II                              41,634    10.83       450,751    0.05%     0.75%      7.75%
Janus Aspen Series International Growth Portfolio -
  Service Shares
   Corporate America (reduced surrender charge)                3,726    22.30        83,075    2.40%     0.65%     37.16%
   Platinum Investor I & II                                  129,467    15.04     1,947,003    1.93%     0.75%     45.54%
   Platinum Investor III                                     431,775    14.95     6,455,480    1.87%     0.70%     45.61%
   Platinum Investor IV                                       28,414    18.79       534,018    1.97%     0.70%     45.61%
   Platinum Investor FlexDirector                             10,143    20.74       210,403    1.56%     0.70%     45.61%
   Platinum Investor PLUS                                     50,064    23.96     1,199,523    2.05%     0.70%     45.61%
   Platinum Investor Survivor                                 57,117    15.37       877,687    1.93%     0.40%     46.05%
   Platinum Investor Survivor II                              21,071    23.64       498,180    1.32%     0.75%     45.54%
   Platinum Investor VIP                                      13,491    13.01       175,488    1.00%     0.70%     30.08%
   Platinum Investor VIP (with GMWB rider)                       153    12.94         1,978    1.00%     1.45%     29.43%
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares
   Corporate America                                              --     6.81            --    0.00%     0.35%     12.91%
   Corporate America (reduced surrender charge)                2,178    14.46        31,494    0.00%     0.65%      9.49%
   Platinum Investor I & II                                   57,097     6.64       379,113    0.00%     0.75%     12.46%
   Platinum Investor III                                     402,798     6.48     2,611,910    0.00%     0.70%     12.52%
   Platinum Investor IV                                        4,510    12.58        56,753    0.00%     0.70%     12.52%
   Platinum Investor PLUS                                     13,069    16.94       221,438    0.00%     0.70%     12.52%
   Platinum Investor Survivor                                  8,380     6.78        56,855    0.00%     0.40%     12.85%
   Platinum Investor Survivor II                                 372    15.11         5,620    0.00%     0.75%     12.46%
   Platinum Investor VIP                                       2,105    10.64        22,402    0.00%     0.70%      6.42%

                                   VL-R - 61

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                                      Investment
                                                                                        Income    Expense    Total
Divisions                                                Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
---------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Worldwide Growth Portfolio - Service
  Shares
   Corporate America                                      2,356   $ 8.17   $   19,239    1.57%     0.35%     17.53%
   Corporate America (reduced surrender charge)           5,652    13.55       76,560    1.57%     0.65%     17.17%
   Platinum Investor I & II                              89,477     7.97      712,859    1.47%     0.75%     17.06%
   Platinum Investor III                                360,131     7.91    2,847,552    1.58%     0.70%     17.12%
   Platinum Investor IV                                   7,576    12.34       93,519    1.86%     0.70%     17.12%
   Platinum Investor PLUS                                16,370    12.63      206,702    1.61%     0.70%     17.12%
   Platinum Investor Survivor                            20,259     8.14      164,922    1.65%     0.40%     17.47%
   Platinum Investor Survivor II                         25,600    12.08      309,271    1.59%     0.75%     17.06%
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II                               5,703    18.68      106,542    0.57%     0.75%     15.97%
   Platinum Investor III                                150,607    18.71    2,818,547    0.59%     0.70%     16.03%
   Platinum Investor IV                                  16,314    12.40      202,340    0.93%     0.70%     16.03%
   Platinum Investor PLUS                                 6,734    18.71      126,028    0.70%     0.70%     16.03%
   Platinum Investor Survivor                             9,943    18.92      188,141    0.58%     0.40%     16.37%
   Platinum Investor Survivor II                          3,071    18.68       57,363    0.94%     0.75%     15.97%
JPMorgan Small Company Portfolio
   Platinum Investor I & II                              48,036    13.37      642,235    0.00%     0.75%     14.15%
   Platinum Investor III                                118,040    13.17    1,554,596    0.00%     0.70%     14.21%
   Platinum Investor IV                                  11,316    11.97      135,411    0.00%     0.70%     14.21%
   Platinum Investor FlexDirector                           241    14.21        3,426    0.00%     0.70%     14.21%
   Platinum Investor PLUS                                10,278    16.40      168,543    0.00%     0.70%     14.21%
   Platinum Investor Survivor                             1,887    13.66       25,780    0.00%     0.40%     14.55%
   Platinum Investor Survivor II                          4,947    17.18       84,995    0.00%     0.75%     14.15%
   Platinum Investor VIP                                 11,120    10.39      115,585    0.00%     0.70%      3.95%
MFS VIT Capital Opportunities Series - Initial Class
   Corporate America                                         --     7.80           --    0.00%     0.35%     13.40%
   Corporate America (reduced surrender charge)           1,910    12.62       24,108    0.00%     0.65%     10.44%
   Platinum Investor I & II                              80,028     7.61      608,843    0.47%     0.75%     12.95%
   Platinum Investor III                                391,046     7.69    3,005,410    0.43%     0.70%     13.01%
   Platinum Investor IV                                   5,915    11.70       69,193    0.45%     0.70%     13.01%
   Platinum Investor FlexDirector                           332    12.07        4,004    0.44%     0.70%     13.01%
   Platinum Investor PLUS                                44,725    12.95      578,981    0.43%     0.70%     13.01%
   Platinum Investor Survivor                            23,342     7.77      181,455    0.51%     0.40%     13.35%
   Platinum Investor Survivor II                          4,151    11.78       48,904    0.41%     0.75%     12.95%
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus                                         8,181    12.45      101,831    0.00%     0.75%      7.09%
   Corporate America (reduced surrender charge)           3,795    13.23       50,218    0.00%     0.65%      7.20%
   Platinum Investor I & II                             557,011    12.12    6,750,035    0.00%     0.75%      7.09%
   Platinum Investor III                                608,177     6.42    3,906,235    0.00%     0.70%      7.14%
   Platinum Investor IV                                   7,093    11.93       84,654    0.00%     0.70%      7.14%
   Platinum Investor FlexDirector                           459    12.23        5,608    0.00%     0.70%      7.14%
   Platinum Investor PLUS                                41,485    13.52      561,079    0.00%     0.70%      7.14%
   Platinum Investor Survivor                           101,337     5.78      585,434    0.00%     0.40%      7.46%
   Platinum Investor Survivor II                          3,643    11.62       42,340    0.00%     0.75%      7.09%
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus                                        18,891     9.19      173,554    0.00%     0.75%     12.37%
   Corporate America                                      2,179    10.09       21,981    0.00%     0.35%     12.82%
   Corporate America (reduced surrender charge)           1,942    13.48       26,187    0.00%     0.65%      3.76%
   Platinum Investor I & II                              50,346     9.84      495,454    0.00%     0.75%     12.37%

                                   VL-R - 62

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                                         Investment
                                                                                           Income    Expense    Total
Divisions                                                   Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
------------------------------------------------------------------------------------------------------------------------
MFS VIT New Discovery Series - Initial Class - Continued
   Platinum Investor III                                   290,883   $ 9.65   $2,806,891    0.00%     0.70%     12.43%
   Platinum Investor IV                                      6,812    12.10       82,438    0.00%     0.70%     12.43%
   Platinum Investor FlexDirector                              399    11.70        4,665    0.00%     0.70%     12.43%
   Platinum Investor PLUS                                   21,631    13.11      283,573    0.00%     0.70%     12.43%
   Platinum Investor Survivor                               11,457    10.06      115,209    0.00%     0.40%     12.76%
   Platinum Investor Survivor II                             9,508    12.62      119,995    0.00%     0.75%     12.37%
   Platinum Investor VIP                                     1,803    10.53       18,992    0.00%     0.70%      5.34%
   Platinum Investor VIP (with GMWB rider)                     288    10.48        3,023    0.00%     1.45%      4.82%
MFS VIT Research Series - Initial Class
   Platinum Investor I & II                                 41,679     8.79      366,566    0.49%     0.75%      9.65%
   Platinum Investor III                                   181,505     8.77    1,591,741    0.47%     0.70%      9.71%
   Platinum Investor IV                                      3,471    11.71       40,642    0.48%     0.70%      9.71%
   Platinum Investor FlexDirector                              196    12.64        2,480    0.50%     0.70%      9.71%
   Platinum Investor PLUS                                   10,838    13.86      150,226    0.49%     0.70%      9.71%
   Platinum Investor Survivor                                9,854     8.99       88,558    0.53%     0.40%     10.04%
   Platinum Investor Survivor II                            10,176    12.90      131,265    0.39%     0.75%      9.65%
   Platinum Investor VIP                                       903    10.77        9,723    0.00%     0.70%      7.72%
   Platinum Investor VIP (with GMWB rider)                       4    10.72           43    0.00%     1.45%      7.19%
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus                                          109,796     7.06      775,099    2.42%     0.75%     11.06%
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
   Corporate America (reduced surrender charge)              3,647    14.62       53,308    0.00%     0.65%     13.95%
   Platinum Investor I & II                                 70,356     8.22      578,080    0.00%     0.75%     13.84%
   Platinum Investor III                                   333,481     8.09    2,696,892    0.00%     0.70%     13.90%
   Platinum Investor IV                                     13,927    12.87      179,221    0.00%     0.70%     13.90%
   Platinum Investor FlexDirector                              714    14.23       10,164    0.00%     0.70%     13.90%
   Platinum Investor PLUS                                   41,810    15.08      630,433    0.00%     0.70%     13.90%
   Platinum Investor Survivor                               30,403     8.40      255,255    0.00%     0.40%     14.24%
   Platinum Investor Survivor II                            10,380    13.82      143,498    0.00%     0.75%     13.84%
   Platinum Investor VIP                                     4,202    10.65       44,755    0.00%     0.70%      6.51%
Neuberger Berman AMT Partners Portfolio - Class I
   AG Legacy Plus                                            7,514    14.80      111,195    0.70%     0.75%     11.40%
Oppenheimer Balanced Fund/VA - Non-Service Shares
   Platinum Investor I & II                                  7,426    14.76      109,608    2.53%     0.75%     10.32%
   Platinum Investor III                                    48,802    14.79      721,678    1.94%     0.70%     10.37%
   Platinum Investor IV                                     27,624    11.30      312,121    1.57%     0.70%     10.37%
   Platinum Investor FlexDirector                            2,036    12.06       24,542    0.05%     0.70%     10.37%
   Platinum Investor PLUS                                    4,373    14.79       64,665    2.05%     0.70%     10.37%
   Platinum Investor Survivor                                  286    14.95        4,271    2.46%     0.40%     10.70%
   Platinum Investor Survivor II                             4,031    14.76       59,494    2.01%     0.75%     10.32%
   Platinum Investor VIP                                     6,392    10.87       69,487    0.00%     0.70%      8.71%
Oppenheimer Global Securities Fund/VA - Non-Service Shares
   Corporate America (reduced surrender charge)              6,634    15.54      103,066    0.06%     0.65%     11.20%
   Platinum Investor I & II                                 17,823    22.29      397,267    0.77%     0.75%     16.81%
   Platinum Investor III                                   109,609    22.33    2,447,539    0.93%     0.70%     16.87%
   Platinum Investor IV                                     29,344    13.56      397,860    0.77%     0.70%     16.87%
   Platinum Investor FlexDirector                              570    14.82        8,452    0.04%     0.70%     16.87%
   Platinum Investor PLUS                                   11,603    22.33      259,082    0.91%     0.70%     16.87%
   Platinum Investor Survivor                                7,429    22.58      167,710    0.76%     0.40%     17.22%

                                   VL-R - 63

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                                                 Investment
                                                                                                   Income    Expense    Total
Divisions                                                         Units   Unit Value Net Assets  Ratio (a)  Ratio (b) Return (c)
--------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA - Non-Service
Shares - Continued
   Platinum Investor Survivor II                                    4,384   $22.29   $    97,708    0.87%     0.75%     16.81%
   Platinum Investor VIP                                           14,610    11.15       162,922    0.00%     0.70%     11.52%
   Platinum Investor VIP (with GMWB rider)                            171    11.10         1,893    0.00%     1.45%     10.96%
Oppenheimer High Income Fund/VA - Non-Service Shares
   AG Legacy Plus                                                   8,002    13.80       110,446    7.35%     0.75%      8.61%
PIMCO VIT CommodityRealReturn Strategy Portfolio -
  Administrative Class
   Platinum Investor I & II                                        21,567     9.56       206,126    5.92%     0.75%     -4.43%
   Platinum Investor III                                            2,720     9.56        26,007    5.87%     0.70%     -4.39%
   Platinum Investor IV                                               183     9.56         1,753    5.14%     0.70%     -4.39%
   Platinum Investor PLUS                                              38     9.56           361    4.69%     0.70%     -4.39%
   Platinum Investor Survivor II                                      179     9.56         1,712    5.24%     0.75%     -4.43%
   Platinum Investor VIP                                            1,885    10.16        19,142    5.06%     0.70%      1.55%
   Platinum Investor VIP (with GMWB rider)                              3    10.10            31    5.06%     1.45%      1.05%
PIMCO VIT Real Return
Portfolio - Administrative Class
   AG Legacy Plus                                                  29,743    14.18       421,867    4.71%     0.75%     -0.05%
   Corporate America                                                2,113    15.84        33,458    4.57%     0.35%      0.35%
   Corporate America (reduced surrender charge)                    16,110    10.46       168,582    4.57%     0.65%      0.05%
   Platinum Investor I & II                                       113,865    15.45     1,759,230    4.83%     0.75%     -0.05%
   Platinum Investor III                                          462,472    15.53     7,182,052    4.16%     0.70%      0.00%
   Platinum Investor IV                                            43,576    10.03       437,184    5.05%     0.70%      0.00%
   Platinum Investor FlexDirector                                     992    10.52        10,435    5.15%     0.70%      0.00%
   Platinum Investor PLUS                                          35,349    13.11       463,456    4.18%     0.70%      0.00%
   Platinum Investor Survivor                                      54,072    15.79       853,623    4.34%     0.40%      0.30%
   Platinum Investor Survivor II                                   28,648    13.27       380,231    4.41%     0.75%     -0.05%
   Platinum Investor VIP                                            3,390    10.00        33,914    2.47%     0.70%      0.04%
PIMCO VIT Short-Term Portfolio - Administrative Class
   Corporate America                                                  666    11.99         7,987    4.04%     0.35%      3.91%
   Corporate America (reduced surrender charge)                       850    10.59         8,993    4.04%     0.65%      2.53%
   Platinum Investor I & II                                        95,302    11.70     1,115,337    4.29%     0.75%      3.50%
   Platinum Investor III                                          206,087    11.73     2,417,253    4.19%     0.70%      3.55%
   Platinum Investor IV                                            22,405    10.52       235,808    4.69%     0.70%      3.55%
   Platinum Investor FlexDirector                                   7,184    10.59        76,050    4.47%     0.70%      3.55%
   Platinum Investor PLUS                                          29,401    10.92       320,971    4.35%     0.70%      3.55%
   Platinum Investor Survivor                                      31,994    11.96       382,585    4.32%     0.40%      3.86%
   Platinum Investor Survivor II                                   32,237    11.01       354,789    4.39%     0.75%      3.50%
   Platinum Investor VIP                                            6,296    10.32        64,966    1.78%     0.70%      3.19%
   Platinum Investor VIP (with GMWB rider)                              4    10.27            40    1.78%     1.45%      2.68%
PIMCO VIT Total Return Portfolio - Administrative Class
   AG Legacy Plus                                                  33,244    13.02       432,989    4.66%     0.75%      3.07%
   Corporate America (reduced surrender charge)                    17,778    10.59       188,244    4.80%     0.65%      3.17%
   Platinum Investor I & II                                       318,679    13.65     4,349,723    3.92%     0.75%      3.07%
   Platinum Investor III                                        1,024,392    13.74    14,071,624    3.25%     0.70%      3.12%
   Platinum Investor IV                                            64,491    10.43       672,919    4.86%     0.70%      3.12%
   Platinum Investor FlexDirector                                  11,001    10.74       118,186    4.42%     0.70%      3.12%
   Platinum Investor PLUS                                          71,700    11.97       858,520    4.46%     0.70%      3.12%
   Platinum Investor Survivor                                      75,028    13.95     1,046,388    3.28%     0.40%      3.43%
   Platinum Investor Survivor II                                   64,509    12.07       778,824    4.37%     0.75%      3.07%
   Platinum Investor VIP                                           13,561    10.29       139,563    1.99%     0.70%      2.91%
   Platinum Investor VIP (with GMWB rider)                            400    10.24         4,098    1.99%     1.45%      2.40%


                                   VL-R - 64

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                                        Investment
                                                                                          Income    Expense    Total
Divisions                                                  Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
-----------------------------------------------------------------------------------------------------------------------
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II                               202,285   $12.47   $2,521,852    1.34%     0.75%     15.76%
   Platinum Investor III                                   51,887    12.48      647,531    1.33%     0.70%     15.82%
   Platinum Investor PLUS                                     943    12.48       11,766    1.31%     0.70%     15.82%
   Platinum Investor Survivor                               8,828    12.56      110,856    1.04%     0.40%     16.17%
   Platinum Investor Survivor II                              578    12.47        7,211    1.37%     0.75%     15.76%
Pioneer Growth Opportunities VCT Portfolio - Class I
   Corporate America                                        3,320    11.50       38,192    0.00%     0.35%      5.23%
   Platinum Investor I & II                               263,245    11.41    3,003,742    0.00%     0.75%      4.81%
   Platinum Investor III                                  135,222    11.42    1,544,521    0.00%     0.70%      4.86%
   Platinum Investor PLUS                                   5,921    11.42       67,627    0.00%     0.70%      4.86%
   Platinum Investor Survivor                               9,975    11.49      114,644    0.00%     0.40%      5.18%
   Platinum Investor Survivor II                           19,602    11.41      223,666    0.00%     0.75%      4.81%
Pioneer Mid Cap Value VCT Portfolio - Class I
   Platinum Investor I & II                                     4    10.60           42    0.00%     0.75%      6.00%
   Platinum Investor III                                    3,700    10.60       39,237    0.00%     0.70%      6.04%
   Platinum Investor IV                                        77    10.60          814    0.00%     0.70%      6.04%
   Platinum Investor PLUS                                      25    10.60          265    0.00%     0.70%      6.04%
   Platinum Investor Survivor II                            2,372    10.60       25,140    0.00%     0.75%      6.00%
   Platinum Investor VIP                                      933    10.83       10,107    0.30%     0.70%      8.29%
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus                                          12,568    14.80      186,024    5.84%     0.75%      5.50%
   Corporate America                                      454,666    15.24    6,928,517    5.28%     0.35%      5.92%
   Corporate America (reduced surrender charge)            38,797    11.22      435,342    5.28%     0.65%      5.61%
   Platinum Investor I & II                               135,182    14.30    1,932,575    3.34%     0.75%      5.50%
   Platinum Investor III                                   93,931    15.33    1,440,078    3.61%     0.70%      5.55%
   Platinum Investor IV                                     9,567    10.67      102,088    5.38%     0.70%      5.55%
   Platinum Investor FlexDirector                             122    11.48        1,396    5.67%     0.70%      5.55%
   Platinum Investor PLUS                                   9,089    14.21      129,141    5.26%     0.70%      5.55%
   Platinum Investor Survivor                              18,717    15.21      284,612    0.28%     0.40%      5.87%
   Platinum Investor Survivor II                            2,371    14.58       34,570    6.07%     0.75%      5.50%
   Platinum Investor VIP                                    4,069    10.48       42,657    0.00%     0.70%      4.83%
Putnam VT Growth and Income Fund - Class IB
   Corporate America                                      555,630    13.63    7,571,940    1.40%     0.35%     15.51%
   Corporate America (reduced surrender charge)            44,042    12.96      570,814    1.40%     0.65%     15.16%
   Platinum Investor I & II                               338,156    14.01    4,736,505    1.56%     0.75%     15.05%
   Platinum Investor III                                  550,344    12.66    6,969,006    1.51%     0.70%     15.10%
   Platinum Investor IV                                    31,945    11.96      382,007    1.28%     0.70%     15.10%
   Platinum Investor FlexDirector                          10,914    12.69      138,516    1.35%     0.70%     15.10%
   Platinum Investor PLUS                                  36,439    14.17      516,420    1.42%     0.70%     15.10%
   Platinum Investor Survivor                              30,051    13.60      408,642    1.75%     0.40%     15.45%
   Platinum Investor Survivor II                            7,192    13.89       99,900    1.52%     0.75%     15.05%
Putnam VT International Growth and Income Fund - Class IB
   Corporate America (reduced surrender charge)             3,545    16.49       58,445    0.68%     0.65%     26.40%
   Platinum Investor I & II                               199,621    18.41    3,675,650    1.06%     0.75%     26.28%
   Platinum Investor III                                  223,141    16.32    3,640,803    1.00%     0.70%     26.34%
   Platinum Investor IV                                    22,123    14.30      316,258    0.83%     0.70%     26.34%
   Platinum Investor FlexDirector                             642    16.19       10,399    0.49%     0.70%     26.34%
   Platinum Investor PLUS                                  14,565    19.17      279,276    1.10%     0.70%     26.34%
   Platinum Investor Survivor                              33,285    15.95      530,826    1.18%     0.40%     26.72%


                                   VL-R - 65

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                                          Investment
                                                                                            Income    Expense    Total
Divisions                                                    Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
-------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth and Income Fund - Class IB -
  Continued
   Platinum Investor Survivor II                             11,104   $20.82   $  231,128    0.98%     0.75%     26.28%
   Platinum Investor VIP                                      8,247    11.97       98,683    0.00%     0.70%     19.66%
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus                                            16,985    24.50      416,127    0.31%     0.75%     16.42%
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                                            27,252     6.48      176,650    0.00%     0.75%      4.67%
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                                            66,699     6.32      421,428    0.11%     0.75%      4.65%
SunAmerica - Aggressive Growth Portfolio - Class 1
   Platinum Investor I & II                                  17,757    14.05      249,429    0.10%     0.75%     12.45%
   Platinum Investor III                                     45,746    14.08      644,074    0.11%     0.70%     12.50%
   Platinum Investor IV                                       5,114    11.95       61,097    0.11%     0.70%     12.50%
   Platinum Investor PLUS                                     9,223    14.95      137,898    0.11%     0.70%     12.50%
   Platinum Investor Survivor                                   750    14.28       10,708    0.10%     0.40%     12.84%
   Platinum Investor Survivor II                              1,364    14.05       19,155    0.13%     0.75%     12.45%
   Platinum Investor VIP                                        748    10.68        7,986    0.15%     0.70%      6.75%
SunAmerica - SunAmerica Balanced Portfolio - Class 1
   Platinum Investor I & II                                     730    11.93        8,702    2.77%     0.75%     10.04%
   Platinum Investor III                                     70,947    11.96      848,269    2.85%     0.70%     10.10%
   Platinum Investor IV                                       6,901    11.14       76,869    3.41%     0.70%     10.10%
   Platinum Investor PLUS                                    19,626    12.33      242,055    2.84%     0.70%     10.10%
   Platinum Investor Survivor II                              2,630    11.93       31,377    2.85%     0.75%     10.04%
   Platinum Investor VIP                                      1,770    10.84       19,178    2.71%     0.70%      8.38%
UIF Equity Growth Portfolio - Class I
   Platinum Investor I & II                                 248,559    12.18    3,028,213    0.00%     0.75%      3.33%
   Platinum Investor III                                     88,608     8.19      725,418    0.00%     0.70%      3.38%
   Platinum Investor IV                                       3,125    12.27       38,349    0.00%     0.70%      3.38%
   Platinum Investor PLUS                                     5,404    13.04       70,451    0.00%     0.70%      3.38%
   Platinum Investor Survivor                                23,805     7.85      186,981    0.00%     0.40%      3.69%
   Platinum Investor Survivor II                                415    11.50        4,778    0.00%     0.75%      3.33%
UIF High Yield Portfolio - Class I
   Platinum Investor I & II                                  76,001    12.04      915,380    8.16%     0.75%      7.81%
   Platinum Investor III                                     26,657    12.50      333,263    7.57%     0.70%      7.87%
   Platinum Investor IV                                       1,701    10.77       18,330    7.40%     0.70%      7.87%
   Platinum Investor FlexDirector                             2,593    11.68       30,297    7.69%     0.70%      7.87%
   Platinum Investor PLUS                                     3,405    13.96       47,537    7.99%     0.70%      7.87%
   Platinum Investor Survivor                                   256    11.80        3,022    5.20%     0.40%      8.19%
   Platinum Investor Survivor II                              8,625    13.61      117,419    6.10%     0.75%      7.81%
VALIC Company I - International Equities Fund
   AG Legacy Plus                                             9,194    11.65      107,097    1.25%     0.75%     22.14%
   Platinum Investor I & II                                  63,701    14.94      951,862    1.50%     0.75%     22.14%
   Platinum Investor III                                     87,669    12.94    1,134,020    1.58%     0.70%     22.20%
   Platinum Investor IV                                       4,262    14.14       60,257    2.11%     0.70%     22.20%
   Platinum Investor FlexDirector                               695    15.90       11,054    1.72%     0.70%     22.20%
   Platinum Investor PLUS                                    11,740    16.94      198,841    1.59%     0.70%     22.20%
   Platinum Investor Survivor                                14,503    11.53      167,217    1.62%     0.40%     22.57%
   Platinum Investor Survivor II                              1,507    17.59       26,517    1.71%     0.75%     22.14%
   Platinum Investor VIP                                      7,289    11.73       85,475    2.93%     0.70%     17.27%


                                   VL-R - 66

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                                  Investment
                                                                                    Income    Expense    Total
Divisions                                          Units   Unit Value Net Assets  Ratio (a)  Ratio (b) Return (c)
-----------------------------------------------------------------------------------------------------------------
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus                                   19,582   $15.64   $   306,276     0.46%    0.75%      9.15%
   Corporate America                                 5,475    17.12        93,748     0.54%    0.35%      9.59%
   Corporate America (reduced surrender charge)      4,478    13.72        61,432     0.54%    0.65%      9.26%
   Platinum Investor I & II                        350,008    23.19     8,116,965     0.48%    0.75%      9.15%
   Platinum Investor III                           413,935    15.25     6,312,099     0.48%    0.70%      9.21%
   Platinum Investor IV                             23,308    12.18       283,853     0.65%    0.70%      9.21%
   Platinum Investor FlexDirector                      419    13.22         5,539     0.88%    0.70%      9.21%
   Platinum Investor PLUS                           43,892    15.70       689,091     0.51%    0.70%      9.21%
   Platinum Investor Survivor                       61,023    17.09     1,042,738     0.49%    0.40%      9.54%
   Platinum Investor Survivor II                    35,204    17.11       602,297     0.55%    0.75%      9.15%
   Platinum Investor VIP                            14,211    10.36       147,222     0.87%    0.70%      3.59%
   Platinum Investor VIP (with GMWB rider)             177    10.31         1,830     0.87%    1.45%      3.08%
VALIC Company I - Money Market I Fund
   AG Legacy Plus                                   16,295    11.14       181,446     3.96%    0.75%      3.84%
   Corporate America (reduced surrender charge)     38,636    10.63       410,658     5.40%    0.65%      3.94%
   Platinum Investor I & II                        681,680    12.27     8,366,230     4.97%    0.75%      3.84%
   Platinum Investor III                         1,178,024    11.06    13,032,151     6.84%    0.70%      3.89%
   Platinum Investor IV                             30,634    10.59       324,280     6.05%    0.70%      3.89%
   Platinum Investor FlexDirector                       17    10.61           179   907.96%    0.70%      3.89%
   Platinum Investor PLUS                           34,418    10.63       365,827     3.91%    0.70%      3.89%
   Platinum Investor Survivor                      192,818    11.65     2,245,828     5.41%    0.40%      4.20%
   Platinum Investor Survivor II                   481,493    10.64     5,124,182     4.48%    0.75%      3.84%
   Platinum Investor VIP                            52,469    10.34       542,527     2.99%    0.70%      3.40%
   Platinum Investor VIP (with GMWB rider)             441    10.29         4,538     2.99%    1.45%      2.88%
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II                        188,901     5.16       974,283     0.07%    0.75%      5.86%
   Platinum Investor III                           410,245     5.07     2,081,367     0.07%    0.70%      5.92%
   Platinum Investor IV                              3,678    11.26        41,405     0.11%    0.70%      5.92%
   Platinum Investor FlexDirector                       95    11.48         1,092     0.09%    0.70%      5.92%
   Platinum Investor PLUS                           17,060    14.55       248,157     0.08%    0.70%      5.92%
   Platinum Investor Survivor                        9,147     5.27        48,208     0.07%    0.40%      6.23%
   Platinum Investor Survivor II                    71,610    10.93       782,789     0.09%    0.75%      5.86%
   Platinum Investor VIP                               880    10.42         9,173     0.15%    0.70%      4.20%
VALIC Company I - Science & Technology Fund
   Platinum Investor I & II                         57,061     4.26       242,800     0.00%    0.75%      5.06%
   Platinum Investor III                           195,015     4.22       823,789     0.00%    0.70%      5.11%
   Platinum Investor IV                              2,904    11.17        32,430     0.00%    0.70%      5.11%
   Platinum Investor FlexDirector                      106    10.74         1,140     0.00%    0.70%      5.11%
   Platinum Investor PLUS                            3,788    13.09        49,595     0.00%    0.70%      5.11%
   Platinum Investor Survivor                       11,405     4.35        49,586     0.00%    0.40%      5.43%
   Platinum Investor Survivor II                     2,616     9.82        25,682     0.00%    0.75%      5.06%
   Platinum Investor VIP                               338    10.27         3,471     0.00%    0.70%      2.70%
VALIC Company I - Small Cap Index Fund
   Corporate America                                    --    16.45            --     0.65%    0.35%     17.65%
   Corporate America (reduced surrender charge)      2,443    13.88        33,899     0.65%    0.65%      1.02%
   Platinum Investor I & II                        126,100    16.05     2,024,385     0.37%    0.75%     17.18%
   Platinum Investor III                           213,978    15.82     3,385,593     0.36%    0.70%     17.24%
   Platinum Investor IV                             20,793    12.46       259,100     0.50%    0.70%     17.24%
   Platinum Investor FlexDirector                      952    13.32        12,683     0.66%    0.70%     17.24%


                                   VL-R - 67

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                                       Investment
                                                                                         Income    Expense    Total
Divisions                                               Units   Unit Value Net Assets  Ratio (a)  Ratio (b) Return (c)
----------------------------------------------------------------------------------------------------------------------
VALIC Company I - Small Cap Index Fund - Continued
   Platinum Investor PLUS                                28,524   $16.73   $   477,336    0.39%     0.70%     17.24%
   Platinum Investor Survivor                            11,854    16.40       194,454    0.38%     0.40%     17.59%
   Platinum Investor Survivor II                          8,722    17.98       156,826    0.47%     0.75%     17.18%
   Platinum Investor VIP                                 12,113    10.78       130,611    0.69%     0.70%      7.83%
   Platinum Investor VIP (with GMWB rider)                  169    10.73         1,815    0.69%     1.45%      7.29%
VALIC Company I - Stock Index Fund
   AG Legacy Plus                                        76,604     9.92       760,082    0.83%     0.75%     14.55%
   Corporate America                                      6,614    10.02        66,268    0.98%     0.35%     15.01%
   Corporate America (reduced surrender charge)           8,011    12.89       103,293    0.98%     0.65%     14.66%
   Platinum Investor I & II                           1,139,545    13.60    15,492,256    0.83%     0.75%     14.55%
   Platinum Investor III                              1,326,823    10.30    13,664,729    0.75%     0.70%     14.61%
   Platinum Investor IV                                  44,725    11.95       534,307    1.23%     0.70%     14.61%
   Platinum Investor FlexDirector                        10,337    12.55       129,718    0.96%     0.70%     14.61%
   Platinum Investor PLUS                               109,880    14.11     1,550,729    0.88%     0.70%     14.61%
   Platinum Investor Survivor                           261,843    10.00     2,617,693    0.72%     0.40%     14.95%
   Platinum Investor Survivor II                         47,924    13.12       628,916    1.03%     0.75%     14.55%
   Platinum Investor VIP                                  6,880    11.09        76,321    1.53%     0.70%     10.94%
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus                                         9,986    13.60       135,776    4.69%     0.75%      2.57%
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II                             181,624    15.03     2,729,972    1.03%     0.75%     15.37%
   Platinum Investor III                                501,127    15.07     7,549,952    0.98%     0.70%     15.43%
   Platinum Investor IV                                  36,800    12.54       461,468    0.87%     0.70%     15.43%
   Platinum Investor FlexDirector                         1,089    13.65        14,856    1.41%     0.70%     15.43%
   Platinum Investor PLUS                                23,855    15.35       366,194    1.06%     0.70%     15.43%
   Platinum Investor Survivor                            34,840    15.28       532,301    0.90%     0.40%     15.77%
   Platinum Investor Survivor II                         24,347    15.03       365,949    1.43%     0.75%     15.37%
   Platinum Investor VIP                                  6,879    11.26        77,444    0.00%     0.70%     12.58%
Van Kampen LIT Strategic Growth Portfolio - Class I *
   AG Legacy Plus                                        11,018     5.20        57,242    0.00%     0.75%      2.09%
Vanguard VIF High Yield Bond Portfolio
   Corporate America (reduced surrender charge)           6,015    11.33        68,129    3.16%     0.65%      7.57%
   Platinum Investor I & II                              62,165    13.99       869,391    7.62%     0.75%      7.46%
   Platinum Investor III                                216,582    14.11     3,055,522    7.69%     0.70%      7.52%
   Platinum Investor IV                                  24,390    10.90       265,743    5.81%     0.70%      7.52%
   Platinum Investor FlexDirector                           121    11.69         1,416    9.62%     0.70%      7.52%
   Platinum Investor PLUS                                28,223    13.57       382,889    7.12%     0.70%      7.52%
   Platinum Investor Survivor                            25,443    14.29       363,576    6.34%     0.40%      7.84%
   Platinum Investor Survivor II                          8,739    13.87       121,186    5.56%     0.75%      7.46%
   Platinum Investor VIP                                  5,014    10.60        53,164    0.00%     0.70%      6.03%
   Platinum Investor VIP (with GMWB rider)                    2    10.55            21    0.00%     1.45%      5.50%
Vanguard VIF REIT Index Portfolio
   Corporate America                                        668    33.12        22,132    1.09%     0.35%     34.46%
   Corporate America (reduced surrender charge)           6,565    17.25       113,228    1.09%     0.65%     34.06%
   Platinum Investor I & II                             103,667    32.32     3,350,190    1.98%     0.75%     33.92%
   Platinum Investor III                                293,212    32.36     9,488,562    1.95%     0.70%     33.99%
   Platinum Investor IV                                  52,457    15.48       811,986    1.70%     0.70%     33.99%
   Platinum Investor FlexDirector                         5,996    18.01       107,994    2.01%     0.70%     33.99%
   Platinum Investor PLUS                                64,510    24.34     1,570,440    1.80%     0.70%     33.99%

                                   VL-R - 68

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                           Investment
                                                                             Income    Expense    Total
Divisions                                     Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
----------------------------------------------------------------------------------------------------------
Vanguard VIF REIT Index Portfolio - Continued
   Platinum Investor Survivor                 20,454   $33.02    $675,402     2.23%     0.40%     34.39%
   Platinum Investor Survivor II              26,865    28.16     756,516     1.96%     0.75%     33.92%
   Platinum Investor VIP                      18,069    12.15     219,598     0.00%     0.70%     21.54%
   Platinum Investor VIP (with GMWB rider)       515    12.09       6,223     0.00%     1.45%     20.93%

                                   VL-R - 69

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2005 are as follows:

                                                                                         Investment
                                                                                           Income    Expense    Total
Divisions                                                   Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
------------------------------------------------------------------------------------------------------------------------
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus                                           32,768   $ 9.41   $  308,334    0.74%     0.75%     17.05%
   Corporate America                                         4,331     9.15       39,611    0.62%     0.35%     17.52%
   Corporate America (reduced surrender charge)              1,888    13.67       25,808    0.62%     0.65%     17.17%
   Platinum Investor I & II                                303,611    13.02    3,953,631    0.64%     0.75%     17.05%
   Platinum Investor III                                   242,577    10.94    2,653,921    0.57%     0.70%     17.11%
   Platinum Investor IV                                     10,946    11.63      127,267    1.11%     0.70%     16.27%
   Platinum Investor FlexDirector                               82    13.42        1,100    1.25%     0.70%     17.11%
   Platinum Investor PLUS                                   15,378    15.14      232,771    0.78%     0.70%     17.11%
   Platinum Investor Survivor                               49,996     9.13      456,490    0.57%     0.40%     17.46%
   Platinum Investor Survivor II                             2,093    15.85       33,174    0.16%     0.75%     17.05%
AIM V.I. Premier Equity Fund - Series I
   Corporate America                                         5,660     6.57       37,172    0.84%     0.35%      5.29%
   Platinum Investor I & II                                763,942    10.42    7,961,692    0.81%     0.75%      4.87%
   Platinum Investor III                                   483,611     7.75    3,749,782    0.84%     0.70%      4.92%
   Platinum Investor IV                                      6,207    10.54       65,390    1.48%     0.70%      5.36%
   Platinum Investor FlexDirector                              389    10.70        4,164    0.56%     0.70%      4.92%
   Platinum Investor PLUS                                   19,332    11.25      217,528    0.90%     0.70%      4.92%
   Platinum Investor Survivor                              108,351     6.56      710,371    0.82%     0.40%      5.23%
   Platinum Investor Survivor II                             8,346     9.69       80,911    0.91%     0.75%      4.87%
Alger American Leveraged AllCap Portfolio - Class O Shares
   Platinum Investor I & II                                  7,478    14.69      109,883    0.00%     0.75%     13.59%
   Platinum Investor III                                    48,147    14.71      708,454    0.00%     0.70%     13.65%
   Platinum Investor IV                                      5,386    11.58       62,390    0.00%     0.70%     15.84%
   Platinum Investor FlexDirector                               87    11.60        1,008    0.00%     0.70%     13.65%
   Platinum Investor PLUS                                   11,227    14.71      165,196    0.00%     0.70%     13.65%
   Platinum Investor Survivor                                  158    14.83        2,338    0.00%     0.40%     13.99%
   Platinum Investor Survivor II                               193    14.69        2,842    0.00%     0.75%     13.59%
Alger American MidCap Growth Portfolio - Class O Shares
   Corporate America (reduced surrender charge)              1,173    12.43       14,580    0.00%     0.65%      9.11%
   Platinum Investor I & II                                  8,794    16.60      145,966    0.00%     0.75%      9.01%
   Platinum Investor III                                    59,995    16.62      997,163    0.00%     0.70%      9.06%
   Platinum Investor IV                                      4,283    11.00       47,112    0.00%     0.70%     10.00%
   Platinum Investor FlexDirector                            6,595    11.60       76,513    0.00%     0.70%      9.06%
   Platinum Investor PLUS                                    8,153    16.62      135,516    0.00%     0.70%      9.06%
   Platinum Investor Survivor                                  945    16.75       15,837    0.00%     0.40%      9.39%
   Platinum Investor Survivor II                             2,178    16.60       36,145    0.00%     0.75%      9.01%
American Century VP Value Fund - Class I
   AG Legacy Plus                                           29,373    17.55      515,430    0.91%     0.75%      4.25%
   Corporate America                                         2,515    16.18       40,705    0.53%     0.35%      4.67%
   Corporate America (reduced surrender charge)              7,554    11.21       84,683    0.53%     0.65%      4.35%
   Platinum Investor I & II                                263,440    15.85    4,176,032    0.88%     0.75%      4.25%
   Platinum Investor III                                   503,096    15.77    7,932,245    0.77%     0.70%      4.30%
   Platinum Investor IV                                     24,188    10.37      250,785    0.00%     0.70%      3.68%


                                   VL-R - 70

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2005 are as follows:

                                                                                        Investment
                                                                                          Income    Expense    Total
Divisions                                                  Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
-----------------------------------------------------------------------------------------------------------------------
American Century VP Value Fund - Class I - Continued
   Platinum Investor FlexDirector                              47   $11.29   $      530    0.76%     0.70%      4.30%
   Platinum Investor PLUS                                  54,262    13.36      724,814    0.81%     0.70%      4.30%
   Platinum Investor Survivor                              22,479    16.14      362,826    0.65%     0.40%      4.62%
   Platinum Investor Survivor II                           61,884    13.96      864,131    0.88%     0.75%      4.25%
Credit Suisse Small Cap Growth Portfolio
   Platinum Investor I & II                                38,413     7.90      303,486    0.00%     0.75%     -3.40%
   Platinum Investor III                                  122,544     7.74      948,802    0.00%     0.70%     -3.36%
   Platinum Investor IV                                     2,716     9.89       26,872    0.00%     0.70%     -1.07%
   Platinum Investor FlexDirector                           5,715     9.79       55,969    0.00%     0.70%     -3.36%
   Platinum Investor PLUS                                  10,800    12.36      133,478    0.00%     0.70%     -3.36%
   Platinum Investor Survivor                               3,169     8.04       25,490    0.00%     0.40%     -3.07%
   Platinum Investor Survivor II                            1,787    11.71       20,923    0.00%     0.75%     -3.40%
Dreyfus IP MidCap Stock Portfolio - Initial shares
   Platinum Investor I & II                                77,491    13.17    1,020,785    0.04%     0.75%      8.36%
   Platinum Investor III                                  226,387    12.96    2,934,707    0.03%     0.70%      8.41%
   Platinum Investor IV                                     4,649    10.88       50,588    0.00%     0.70%      8.81%
   Platinum Investor FlexDirector                               1    11.78           12    0.00%     0.70%      8.41%
   Platinum Investor PLUS                                  20,845    13.61      283,805    0.03%     0.70%      8.41%
   Platinum Investor Survivor                              14,773    13.41      198,157    0.03%     0.40%      8.74%
   Platinum Investor Survivor II                            8,917    14.91      132,916    0.03%     0.75%      8.36%
Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Corporate America                                        5,611    12.14       68,140    0.00%     0.35%      5.43%
   Corporate America (reduced surrender charge)               829    11.39        9,438    0.00%     0.65%      5.12%
   Platinum Investor I & II                               352,535    14.61    5,151,944    0.00%     0.75%      5.01%
   Platinum Investor III                                  448,236    11.26    5,049,247    0.00%     0.70%      5.06%
   Platinum Investor IV                                     4,825    10.72       51,735    0.00%     0.70%      7.22%
   Platinum Investor FlexDirector                             503    10.68        5,372    0.00%     0.70%      5.06%
   Platinum Investor PLUS                                  32,044    12.16      389,665    0.00%     0.70%      5.06%
   Platinum Investor Survivor                              60,276    12.12      730,742    0.00%     0.40%      5.38%
   Platinum Investor Survivor II                           31,277    13.21      413,095    0.00%     0.75%      5.01%
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America                                        2,486    13.64       33,915    3.56%     0.35%      2.12%
   Corporate America (reduced surrender charge)             4,157    10.41       43,253    3.56%     0.65%      1.82%
   Platinum Investor I & II                               295,506    13.56    4,006,889    3.56%     0.75%      1.71%
   Platinum Investor III                                  259,417    12.85    3,333,169    3.74%     0.70%      1.77%
   Platinum Investor IV                                     7,153    10.09       72,187    2.51%     0.70%      0.92%
   Platinum Investor PLUS                                  21,599    11.39      246,034    3.61%     0.70%      1.77%
   Platinum Investor Survivor                              18,197    13.62      247,796    3.28%     0.40%      2.07%
   Platinum Investor Survivor II                            9,733    11.43      111,254    3.54%     0.75%      1.71%
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus                                          17,804    11.01      196,081    2.63%     0.75%      3.01%
   Platinum Investor I & II                               172,041    10.48    1,803,598    2.65%     0.75%      3.01%
   Platinum Investor III                                  248,098    10.47    2,596,756    2.24%     0.70%      3.06%

                                   VL-R - 71

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2005 are as follows:

                                                                                          Investment
                                                                                            Income    Expense    Total
Divisions                                                  Units   Unit Value Net Assets  Ratio (a)  Ratio (b) Return (c)
-------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager Portfolio - Service Class 2 -
  Continued
   Platinum Investor IV                                      3,301   $10.30   $    34,007    0.00%     0.70%      3.01%
   Platinum Investor FlexDirector                              729    10.47         7,634    0.00%     0.70%      3.06%
   Platinum Investor PLUS                                   24,645    11.97       294,879    2.20%     0.70%      3.06%
   Platinum Investor Survivor                               10,120    10.67       108,029    2.38%     0.40%      3.37%
   Platinum Investor Survivor II                            12,871    11.68       150,292    2.21%     0.75%      3.01%
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus                                           41,343    14.36       593,539    0.12%     0.75%     15.78%
   Corporate America                                         2,464    12.85        31,663    0.09%     0.35%     16.24%
   Corporate America (reduced surrender charge)              4,208    12.76        53,697    0.09%     0.65%     15.89%
   Platinum Investor I & II                                433,714    12.59     5,458,933    0.13%     0.75%     15.78%
   Platinum Investor III                                 1,174,986    12.43    14,603,155    0.12%     0.70%     15.84%
   Platinum Investor IV                                     34,820    11.46       398,996    0.00%     0.70%     14.59%
   Platinum Investor FlexDirector                            5,556    12.69        70,488    0.04%     0.70%     15.84%
   Platinum Investor PLUS                                  141,910    14.87     2,110,564    0.10%     0.70%     15.84%
   Platinum Investor Survivor                               89,331    12.82     1,144,849    0.12%     0.40%     16.18%
   Platinum Investor Survivor II                            58,221    15.67       912,410    0.12%     0.75%     15.78%
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus                                           57,321    11.55       662,077    1.48%     0.75%      4.78%
   Corporate America                                         4,719    11.92        56,248    1.58%     0.35%      5.20%
   Corporate America (reduced surrender charge)             13,635    11.34       154,584    1.58%     0.65%      4.89%
   Platinum Investor I & II                                298,694    11.68     3,487,648    1.57%     0.75%      4.78%
   Platinum Investor III                                   849,719    11.70     9,940,258    1.25%     0.70%      4.84%
   Platinum Investor IV                                     20,666    10.47       216,404    0.00%     0.70%      4.72%
   Platinum Investor FlexDirector                            1,283    11.14        14,285    0.78%     0.70%      4.84%
   Platinum Investor PLUS                                   72,117    12.60       908,410    1.23%     0.70%      4.84%
   Platinum Investor Survivor                               87,502    11.89     1,040,329    1.61%     0.40%      5.15%
   Platinum Investor Survivor II                            58,352    12.77       745,340    1.35%     0.75%      4.78%
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus                                           26,555     8.50       225,771    0.27%     0.75%      4.72%
   Corporate America                                            --     7.26            --    0.22%     0.35%      5.13%
   Corporate America (reduced surrender charge)              8,299    11.22        93,130    0.22%     0.65%      4.82%
   Platinum Investor I & II                                229,431     7.11     1,631,987    0.33%     0.75%      4.72%
   Platinum Investor III                                 1,144,468     7.05     8,071,149    0.25%     0.70%      4.77%
   Platinum Investor IV                                     17,717    10.62       188,184    0.00%     0.70%      6.22%
   Platinum Investor FlexDirector                            4,788    10.21        48,901    0.33%     0.70%      4.77%
   Platinum Investor PLUS                                  103,309    11.35     1,172,519    0.24%     0.70%      4.77%
   Platinum Investor Survivor                               66,757     7.24       483,521    0.28%     0.40%      5.08%
   Platinum Investor Survivor II                            41,498    10.09       418,570    0.20%     0.75%      4.72%
Fidelity VIP Mid Cap Portfolio - Service Class 2
   Corporate America (reduced surrender charge)             12,662    13.49       170,834    0.00%     0.65%     17.25%
   Platinum Investor I & II                                  9,968    20.29       202,196    0.00%     0.75%     17.14%
   Platinum Investor III                                   188,760    20.31     3,834,116    0.00%     0.70%     17.19%
   Platinum Investor IV                                     15,896    11.54       183,376    0.00%     0.70%     15.36%


                                   VL-R - 72

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2005 are as follows:

                                                                                              Investment
                                                                                                Income    Expense    Total
Divisions                                                      Units   Unit Value Net Assets  Ratio (a)  Ratio (b) Return (c)
-----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Mid Cap Portfolio - Service Class 2 - Continued
   Platinum Investor FlexDirector                                  523   $13.58   $     7,105    0.00%     0.70%     17.19%
   Platinum Investor PLUS                                       10,265    20.31       208,499    0.00%     0.70%     17.19%
   Platinum Investor Survivor                                   13,668    20.48       279,857    0.00%     0.40%     17.55%
   Platinum Investor Survivor II                                 6,476    20.29       131,373    0.00%     0.75%     17.14%
Franklin Templeton - Franklin Small Cap Value Securities
Fund - Class 2
   Corporate America (reduced surrender charge)                  3,208    12.20        39,130    0.24%     0.65%      8.06%
   Platinum Investor I & II                                     14,598    17.60       256,872    1.00%     0.75%      7.96%
   Platinum Investor III                                       180,608    17.62     3,182,234    1.09%     0.70%      8.01%
   Platinum Investor IV                                         15,977    10.69       170,753    0.31%     0.70%      6.87%
   Platinum Investor FlexDirector                                  297    12.59         3,742    0.50%     0.70%      8.01%
   Platinum Investor PLUS                                       22,076    17.62       388,964    0.77%     0.70%      8.01%
   Platinum Investor Survivor                                   15,477    17.76       274,888    1.40%     0.40%      8.33%
   Platinum Investor Survivor II                                 8,288    17.60       145,839    2.06%     0.75%      7.96%
Franklin Templeton -Franklin Small-Mid Cap Growth Securities
Fund - Class 2 *
   AG Legacy Plus                                               18,250     7.29       133,093    0.00%     0.75%      4.01%
Franklin Templeton - Franklin U.S. Government Fund - Class 2
   Platinum Investor I & II                                     28,583    11.57       330,815   12.95%     0.75%      1.64%
   Platinum Investor III                                     1,055,949    11.60    12,246,014    4.54%     0.70%      1.69%
   Platinum Investor IV                                          4,565    10.11        46,137    1.46%     0.70%      1.07%
   Platinum Investor PLUS                                       40,074    11.22       449,553    4.28%     0.70%      1.69%
   Platinum Investor Survivor                                    9,591    11.74       112,573   10.64%     0.40%      2.00%
   Platinum Investor Survivor II                                16,286    11.57       188,498    8.18%     0.75%      1.64%
Franklin Templeton - Mutual Shares Securities Fund - Class 2
   Platinum Investor I & II                                    100,052    13.35     1,335,396    1.14%     0.75%      9.73%
   Platinum Investor III                                       551,644    13.37     7,377,455    0.88%     0.70%      9.79%
   Platinum Investor IV                                          9,575    10.94       104,772    0.51%     0.70%      9.42%
   Platinum Investor FlexDirector                                3,626    11.78        42,710    1.46%     0.70%      9.79%
   Platinum Investor PLUS                                       30,917    13.15       406,562    0.86%     0.70%      9.79%
   Platinum Investor Survivor                                    2,657    13.53        35,958    0.69%     0.40%     10.11%
   Platinum Investor Survivor II                                 5,450    13.35        72,744    1.41%     0.75%      9.73%
Franklin Templeton - Templeton Foreign Securities Fund -
  Class 2
   AG Legacy Plus                                               17,097    10.85       185,470    1.12%     0.75%      9.35%
   Platinum Investor I & II                                     92,614    13.58     1,257,319    1.17%     0.75%      9.35%
   Platinum Investor III                                       633,011    13.60     8,610,818    1.10%     0.70%      9.40%
   Platinum Investor IV                                         13,779    10.86       149,627    0.31%     0.70%      8.59%
   Platinum Investor FlexDirector                                1,842    12.15        22,381    1.41%     0.70%      9.40%
   Platinum Investor PLUS                                       26,178    13.15       344,295    1.12%     0.70%      9.40%
   Platinum Investor Survivor                                    5,751    13.77        79,176    0.48%     0.40%      9.73%
   Platinum Investor Survivor II                                53,115    13.58       721,076    0.99%     0.75%      9.35%
Goldman Sachs Capital Growth Fund
   Platinum Investor I & II                                     13,281     9.46       125,593    0.15%     0.75%      2.17%
   Platinum Investor III                                        12,698     9.48       120,387    0.14%     0.70%      2.23%
   Platinum Investor PLUS                                          112    11.58         1,294    0.15%     0.70%      2.23%

                                   VL-R - 73

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2005 are as follows:

                                                                                                 Investment
                                                                                                   Income    Expense    Total
Divisions                                                           Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
--------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs Capital Growth Fund - Continued
   Platinum Investor Survivor                                      667,804   $ 9.63   $6,428,556    0.15%     0.40%      2.53%
   Platinum Investor Survivor II                                   170,190    10.05    1,710,032    0.14%     0.75%      2.17%
Janus Aspen Series International Growth Portfolio - Service Shares
   Corporate America                                                    --    10.55           --    1.45%     0.35%     31.48%
   Platinum Investor I & II                                        117,254    10.33    1,211,612    1.05%     0.75%     30.96%
   Platinum Investor III                                           259,706    10.27    2,666,639    1.01%     0.70%     31.02%
   Platinum Investor IV                                             10,054    12.91      129,774    1.05%     0.70%     29.07%
   Platinum Investor FlexDirector                                   14,209    14.25      202,421    1.04%     0.70%     31.02%
   Platinum Investor PLUS                                           21,316    16.45      350,743    0.92%     0.70%     31.02%
   Platinum Investor Survivor                                       37,349    10.52      392,972    1.12%     0.40%     31.41%
   Platinum Investor Survivor II                                     6,116    16.24       99,349    1.05%     0.75%     30.96%
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares
   Corporate America                                                   316     6.03        1,902    0.00%     0.35%     11.64%
   Platinum Investor I & II                                         75,195     5.90      443,960    0.00%     0.75%     11.19%
   Platinum Investor III                                           390,008     5.76    2,247,637    0.00%     0.70%     11.25%
   Platinum Investor IV                                              1,687    11.18       18,865    0.00%     0.70%     11.83%
   Platinum Investor PLUS                                           10,625    15.06      160,004    0.00%     0.70%     11.25%
   Platinum Investor Survivor                                        8,892     6.01       53,459    0.00%     0.40%     11.58%
   Platinum Investor Survivor II                                     2,532    13.44       34,013    0.00%     0.75%     11.19%
Janus Aspen Series Worldwide Growth Portfolio - Service Shares
   Corporate America                                                 2,714     6.95       18,860    1.51%     0.35%      5.20%
   Corporate America (reduced surrender charge)                      4,150    11.56       47,979    1.51%     0.65%      4.89%
   Platinum Investor I & II                                        108,684     6.81      739,710    1.15%     0.75%      4.78%
   Platinum Investor III                                           374,289     6.75    2,526,992    1.19%     0.70%      4.83%
   Platinum Investor IV                                              5,045    10.54       53,177    1.27%     0.70%      5.40%
   Platinum Investor PLUS                                           15,036    10.78      162,111    1.26%     0.70%      4.83%
   Platinum Investor Survivor                                       25,941     6.93      179,779    1.23%     0.40%      5.15%
   Platinum Investor Survivor II                                    25,510    10.32      263,280    0.88%     0.75%      4.78%
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II                                          6,830    16.11      110,019    0.26%     0.75%      8.40%
   Platinum Investor III                                           200,737    16.13    3,237,786    0.29%     0.70%      8.45%
   Platinum Investor IV                                             10,108    10.69      108,048    0.01%     0.70%      6.90%
   Platinum Investor PLUS                                            8,871    16.13      143,086    0.17%     0.70%      8.45%
   Platinum Investor Survivor                                       15,861    16.26      257,881    0.34%     0.40%      8.78%
   Platinum Investor Survivor II                                    10,417    16.11      167,797    0.58%     0.75%      8.40%
JPMorgan Small Company Portfolio
   Platinum Investor I & II                                         49,513    11.71      579,930    0.00%     0.75%      2.65%
   Platinum Investor III                                           100,496    11.53    1,158,901    0.00%     0.70%      2.70%
   Platinum Investor IV                                              3,551    10.48       37,209    0.00%     0.70%      4.78%
   Platinum Investor FlexDirector                                       59    12.44          739    0.00%     0.70%      2.70%
   Platinum Investor PLUS                                            9,456    14.36      135,771    0.00%     0.70%      2.70%
   Platinum Investor Survivor                                        1,678    11.93       20,009    0.00%     0.40%      3.00%
   Platinum Investor Survivor II                                     4,940    15.05       74,351    0.00%     0.75%      2.65%


                                   VL-R - 74

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2005 are as follows:

                                                                                   Investment
                                                                                     Income    Expense    Total
Divisions                                             Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
------------------------------------------------------------------------------------------------------------------
MFS VIT Capital Opportunities Series - Initial Class
   Corporate America                                      61   $ 6.88   $      420    0.00%     0.35%      1.33%
   Platinum Investor I & II                          102,935     6.74      693,317    0.73%     0.75%      0.93%
   Platinum Investor III                             402,031     6.80    2,734,163    0.73%     0.70%      0.98%
   Platinum Investor IV                                3,161    10.35       32,714    0.05%     0.70%      3.51%
   Platinum Investor FlexDirector                        343    10.68        3,664    0.50%     0.70%      0.98%
   Platinum Investor PLUS                             41,777    11.46      478,568    0.72%     0.70%      0.98%
   Platinum Investor Survivor                         32,045     6.86      219,779    0.78%     0.40%      1.28%
   Platinum Investor Survivor II                       3,440    10.43       35,883    0.73%     0.75%      0.93%
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus                                      9,979    11.62      115,986    0.00%     0.75%      8.38%
   Corporate America                                      --     5.38           --    0.00%     0.35%      8.81%
   Corporate America (reduced surrender charge)        1,688    12.34       20,834    0.00%     0.65%      8.48%
   Platinum Investor I & II                          633,175    11.32    7,165,076    0.00%     0.75%      8.38%
   Platinum Investor III                             679,181     5.99    4,071,476    0.00%     0.70%      8.43%
   Platinum Investor IV                                4,405    11.14       49,067    0.00%     0.70%     11.38%
   Platinum Investor FlexDirector                        331    11.41        3,773    0.00%     0.70%      8.43%
   Platinum Investor PLUS                             37,583    12.62      474,425    0.00%     0.70%      8.43%
   Platinum Investor Survivor                        116,222     5.38      624,792    0.00%     0.40%      8.76%
   Platinum Investor Survivor II                       3,808    10.85       41,330    0.00%     0.75%      8.38%
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus                                     19,993     8.18      163,457    0.00%     0.75%      4.46%
   Corporate America                                   2,497     8.94       22,327    0.00%     0.35%      4.88%
   Platinum Investor I & II                           70,119     8.76      614,070    0.00%     0.75%      4.46%
   Platinum Investor III                             282,484     8.58    2,424,535    0.00%     0.70%      4.51%
   Platinum Investor IV                                3,830    10.76       41,230    0.00%     0.70%      7.64%
   Platinum Investor FlexDirector                        409    10.40        4,250    0.00%     0.70%      4.51%
   Platinum Investor PLUS                             20,194    11.66      235,469    0.00%     0.70%      4.51%
   Platinum Investor Survivor                         11,787     8.92      105,111    0.00%     0.40%      4.83%
   Platinum Investor Survivor II                       8,801    11.23       98,842    0.00%     0.75%      4.46%
MFS VIT Research Series - Initial Class
   Corporate America                                      --     8.19           --    0.99%     0.35%      7.42%
   Corporate America (reduced surrender charge)           --    12.05           --    0.99%     0.65%      7.10%
   Platinum Investor I & II                           42,324     8.02      339,466    0.46%     0.75%      7.00%
   Platinum Investor III                             179,928     7.99    1,438,273    0.45%     0.70%      7.05%
   Platinum Investor IV                                2,508    10.67       26,765    0.00%     0.70%      6.72%
   Platinum Investor FlexDirector                        202    11.52        2,326    0.31%     0.70%      7.05%
   Platinum Investor PLUS                              8,867    12.63      112,031    0.45%     0.70%      7.05%
   Platinum Investor Survivor                          9,890     8.17       80,775    0.49%     0.40%      7.37%
   Platinum Investor Survivor II                       6,637    11.76       78,081    0.41%     0.75%      7.00%
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus                                    129,022     6.36      820,117    2.12%     0.75%      2.05%


                                   VL-R - 75

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2005 are as follows:

                                                                                         Investment
                                                                                           Income    Expense    Total
Divisions                                                   Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
------------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
   Corporate America                                            --   $ 7.37   $       --    0.00%     0.35%     13.34%
   Corporate America (reduced surrender charge)                957    12.83       12,280    0.00%     0.65%     13.01%
   Platinum Investor I & II                                 59,320     7.22      428,152    0.00%     0.75%     12.89%
   Platinum Investor III                                   312,523     7.10    2,219,037    0.00%     0.70%     12.95%
   Platinum Investor IV                                      4,230    11.30       47,791    0.00%     0.70%     12.98%
   Platinum Investor FlexDirector                              536    12.49        6,690    0.00%     0.70%     12.95%
   Platinum Investor PLUS                                   38,696    13.24      512,286    0.00%     0.70%     12.95%
   Platinum Investor Survivor                               27,509     7.35      202,176    0.00%     0.40%     13.29%
   Platinum Investor Survivor II                            10,134    12.14      123,066    0.00%     0.75%     12.89%
Neuberger Berman AMT Partners Portfolio - Class I
   AG Legacy Plus                                            8,341    13.28      110,794    0.63%     0.75%     17.17%
Oppenheimer Balanced Fund/VA - Non-Service Shares
   Platinum Investor I & II                                 12,083    13.38      161,680    1.82%     0.75%      3.11%
   Platinum Investor III                                    39,564    13.40      530,087    1.64%     0.70%      3.17%
   Platinum Investor IV                                     13,581    10.24      139,032    0.00%     0.70%      2.37%
   Platinum Investor FlexDirector                               33    10.92          355    0.00%     0.70%      3.17%
   Platinum Investor PLUS                                    4,273    13.40       57,255    0.64%     0.70%      3.17%
   Platinum Investor Survivor                                  433    13.51        5,853   15.63%     0.40%      3.48%
   Platinum Investor Survivor II                             4,026    13.38       53,866    1.66%     0.75%      3.11%
Oppenheimer Global Securities Fund/VA - Non-Service Shares
   Platinum Investor I & II                                 12,012    19.08      229,194    1.55%     0.75%     13.46%
   Platinum Investor III                                    89,885    19.11    1,717,343    0.82%     0.70%     13.51%
   Platinum Investor IV                                     14,555    11.60      168,845    0.00%     0.70%     16.01%
   Platinum Investor FlexDirector                               10    12.68          132    0.32%     0.70%     13.51%
   Platinum Investor PLUS                                    8,797    19.11      168,068    0.81%     0.70%     13.51%
   Platinum Investor Survivor                                4,782    19.26       92,101    0.64%     0.40%     13.85%
   Platinum Investor Survivor II                             3,411    19.08       65,075    1.05%     0.75%     13.46%
Oppenheimer High Income Fund/VA - Non-Service Shares
   AG Legacy Plus                                            8,291    12.71      105,365    6.07%     0.75%      1.55%
PIMCO VIT Real Return Portfolio - Administrative Class
   AG Legacy Plus                                           39,631    14.19      562,357    2.58%     0.75%      1.33%
   Corporate America                                         2,227    15.78       35,144    2.82%     0.35%      1.74%
   Corporate America (reduced surrender charge)              5,843    10.46       61,112    2.82%     0.65%      1.43%
   Platinum Investor I & II                                169,980    15.46    2,627,400    2.82%     0.75%      1.33%
   Platinum Investor III                                   472,070    15.53    7,330,772    2.58%     0.70%      1.38%
   Platinum Investor IV                                     13,415    10.03      134,583    2.25%     0.70%      0.32%
   Platinum Investor FlexDirector                              552    10.52        5,813    2.37%     0.70%      1.38%
   Platinum Investor PLUS                                   34,717    13.11      455,156    2.82%     0.70%      1.38%
   Platinum Investor Survivor                               50,322    15.74      792,015    2.53%     0.40%      1.69%
   Platinum Investor Survivor II                            25,695    13.28      341,190    2.44%     0.75%      1.33%
PIMCO VIT Short-Term Portfolio - Administrative Class
   Corporate America                                         1,293    11.54       14,927    2.65%     0.35%      2.14%
   Platinum Investor I & II                                102,222    11.31    1,155,888    2.02%     0.75%      1.74%

                                   VL-R - 76

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2005 are as follows:

                                                                                                  Investment
                                                                                                    Income    Expense    Total
Divisions                                                          Units   Unit Value Net Assets  Ratio (a)  Ratio (b) Return (c)
---------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Short-Term Portfolio - Administrative Class -
  Continued
   Platinum Investor III                                           222,854   $11.33   $ 2,524,319    2.79%     0.70%      1.79%
   Platinum Investor IV                                             12,215    10.16       124,159    2.60%     0.70%      1.64%
   Platinum Investor FlexDirector                                    6,204    10.22        63,427    3.13%     0.70%      1.79%
   Platinum Investor PLUS                                           27,436    10.54       289,255    2.63%     0.70%      1.79%
   Platinum Investor Survivor                                       32,107    11.51       369,672    2.64%     0.40%      2.09%
   Platinum Investor Survivor II                                    29,438    10.63       313,034    2.73%     0.75%      1.74%
PIMCO VIT Total Return Portfolio - Administrative Class
   AG Legacy Plus                                                   41,035    12.64       518,568    3.37%     0.75%      1.69%
   Corporate America                                                    --    13.52            --    3.42%     0.35%      2.09%
   Corporate America (reduced surrender charge)                      4,324    10.26        44,383    3.42%     0.65%      1.79%
   Platinum Investor I & II                                        304,679    13.24     4,034,932    3.53%     0.75%      1.69%
   Platinum Investor III                                         1,208,514    13.32    16,098,999    4.27%     0.70%      1.74%
   Platinum Investor IV                                             22,535    10.12       228,029    2.96%     0.70%      1.19%
   Platinum Investor FlexDirector                                    9,165    10.42        95,488    3.74%     0.70%      1.74%
   Platinum Investor PLUS                                           67,040    11.61       778,460    3.52%     0.70%      1.74%
   Platinum Investor Survivor                                       97,859    13.48     1,319,594    4.43%     0.40%      2.04%
   Platinum Investor Survivor II                                    93,995    11.71     1,101,055    4.68%     0.75%      1.69%
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II                                        217,065    10.77     2,337,632    1.32%     0.75%      5.38%
   Platinum Investor III                                            54,104    10.77       582,964    1.29%     0.70%      5.43%
   Platinum Investor PLUS                                            1,048    10.77        11,287    1.32%     0.70%      5.43%
   Platinum Investor Survivor                                       27,282    10.81       294,897    1.32%     0.40%      5.75%
   Platinum Investor Survivor II                                       558    10.77         6,012    1.57%     0.75%      5.38%
Pioneer Growth Opportunities VCT Portfolio - Class I
   Corporate America                                                 3,402    10.93        37,194    0.00%     0.35%      6.31%
   Platinum Investor I & II                                        309,209    10.89     3,366,299    0.00%     0.75%      5.89%
   Platinum Investor III                                           135,246    10.89     1,473,170    0.00%     0.70%      5.94%
   Platinum Investor PLUS                                            5,652    10.89        61,565    0.00%     0.70%      5.94%
   Platinum Investor Survivor                                       11,323    10.93       123,729    0.00%     0.40%      6.26%
   Platinum Investor Survivor II                                    19,598    10.89       213,357    0.00%     0.75%      5.89%
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus                                                   13,413    14.03       188,182    7.19%     0.75%      2.28%
   Corporate America                                               453,182    14.39     6,519,762    6.70%     0.35%      2.69%
   Corporate America (reduced surrender charge)                      8,287    10.63        88,056    6.70%     0.65%      2.38%
   Platinum Investor I & II                                         69,950    13.55       947,869    6.86%     0.75%      2.28%
   Platinum Investor III                                           165,340    14.52     2,401,485    4.20%     0.70%      2.33%
   Platinum Investor IV                                              4,050    10.11        40,950    0.00%     0.70%      1.10%
   Platinum Investor FlexDirector                                      126    10.87         1,369    4.78%     0.70%      2.33%
   Platinum Investor PLUS                                            7,836    13.46       105,479    6.41%     0.70%      2.33%
   Platinum Investor Survivor                                        9,432    14.36       135,474    1.64%     0.40%      2.64%
   Platinum Investor Survivor II                                     1,832    13.82        25,327    8.15%     0.75%      2.28%


                                   VL-R - 77

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2005 are as follows:

                                                                                        Investment
                                                                                          Income    Expense    Total
Divisions                                                  Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
-----------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund - Class IB
   Corporate America                                      557,678   $11.80   $6,579,575    1.43%     0.35%      4.86%
   Corporate America (reduced surrender charge)            13,093    11.25      147,352    1.43%     0.65%      4.55%
   Platinum Investor I & II                               407,918    12.17    4,966,360    1.59%     0.75%      4.44%
   Platinum Investor III                                  559,533    11.00    6,155,601    1.47%     0.70%      4.50%
   Platinum Investor IV                                    18,263    10.39      189,737    0.00%     0.70%      3.89%
   Platinum Investor FlexDirector                          11,478    11.03      126,565    1.38%     0.70%      4.50%
   Platinum Investor PLUS                                  33,887    12.31      417,233    1.43%     0.70%      4.50%
   Platinum Investor Survivor                              63,377    11.78      746,490    1.71%     0.40%      4.81%
   Platinum Investor Survivor II                            5,634    12.07       68,027    1.72%     0.75%      4.44%
Putnam VT International Growth and Income Fund - Class IB
   Corporate America                                           --    12.61           --    1.54%     0.35%     13.70%
   Corporate America (reduced surrender charge)               246    13.04        3,212    1.54%     0.65%     13.36%
   Platinum Investor I & II                               175,186    14.58    2,554,483    0.85%     0.75%     13.25%
   Platinum Investor III                                  176,714    12.91    2,282,174    1.21%     0.70%     13.31%
   Platinum Investor IV                                     8,958    11.32      101,365    0.00%     0.70%     13.15%
   Platinum Investor FlexDirector                             187    12.81        2,390    0.55%     0.70%     13.31%
   Platinum Investor PLUS                                  12,489    15.18      189,541    0.70%     0.70%     13.31%
   Platinum Investor Survivor                              34,596    12.59      435,400    0.87%     0.40%     13.65%
   Platinum Investor Survivor II                            8,453    16.48      139,346    0.78%     0.75%     13.25%
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus                                          19,801    21.04      416,707    0.19%     0.75%      6.23%
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                                          16,995     6.19      105,252    0.00%     0.75%     11.31%
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                                          66,242     6.04      399,942    0.59%     0.75%      4.91%
Scudder VIT Equity 500 Index Fund - Class A
   Legacy Plus                                                 --    10.55           --    2.93%     0.75%      3.90%
SunAmerica - Aggressive Growth Portfolio - Class 1
   Platinum Investor I & II                                21,479    12.49      268,304    0.00%     0.75%      7.93%
   Platinum Investor III                                   43,699    12.51      546,865    0.00%     0.70%      7.98%
   Platinum Investor IV                                     3,453    10.62       36,675    0.00%     0.70%      6.20%
   Platinum Investor PLUS                                   8,418    13.29      111,874    0.00%     0.70%      7.98%
   Platinum Investor Survivor                                 888    12.65       11,239    0.00%     0.40%      8.30%
   Platinum Investor Survivor II                              647    12.49        8,085    0.00%     0.75%      7.93%
SunAmerica - SunAmerica Balanced Portfolio - Class 1
   Platinum Investor I & II                                   725    10.84        7,860    3.86%     0.75%      1.14%
   Platinum Investor III                                   64,701    10.86      702,653    2.66%     0.70%      1.19%
   Platinum Investor IV                                     4,063    10.12       41,111    3.69%     0.70%      1.17%
   Platinum Investor PLUS                                  17,524    11.20      196,315    2.60%     0.70%      1.19%
   Platinum Investor Survivor II                            1,541    10.84       16,703    2.73%     0.75%      1.14%
UIF Equity Growth Portfolio - Class I
   Platinum Investor I & II                               278,116    11.79    3,279,112    0.47%     0.75%     14.85%
   Platinum Investor III                                   88,812     7.92      703,309    0.46%     0.70%     14.90%


                                   VL-R - 78

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2005 are as follows:

                                                                                Investment
                                                                                  Income    Expense    Total
Divisions                                          Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
---------------------------------------------------------------------------------------------------------------
UIF Equity Growth Portfolio - Class I - Continued
   Platinum Investor IV                             1,164   $11.87   $   13,815    0.31%     0.70%     18.72%
   Platinum Investor PLUS                           4,916    12.61       61,991    0.46%     0.70%     14.90%
   Platinum Investor Survivor                      21,789     7.58      165,054    0.46%     0.40%     15.25%
   Platinum Investor Survivor II                      336    11.13        3,735    0.45%     0.75%     14.85%
UIF High Yield Portfolio - Class I
   Platinum Investor I & II                        81,303    11.17      908,279    7.18%     0.75%      0.30%
   Platinum Investor III                           28,540    11.59      330,786    7.30%     0.70%      0.35%
   Platinum Investor IV                               798     9.99        7,976    1.87%     0.70%     -0.11%
   Platinum Investor FlexDirector                   2,432    10.83       26,347    7.68%     0.70%      0.35%
   Platinum Investor PLUS                           3,164    12.94       40,952    7.87%     0.70%      0.35%
   Platinum Investor Survivor                      72,980    10.90      795,784   12.17%     0.40%      0.65%
   Platinum Investor Survivor II                    5,458    12.63       68,916    6.29%     0.75%      0.30%
VALIC Company I - International Equities Fund
   AG Legacy Plus                                  14,963     9.54      142,691    1.63%     0.75%     16.11%
   Platinum Investor I & II                        73,508    12.23      899,274    1.66%     0.75%     16.11%
   Platinum Investor III                           90,430    10.59      957,210    1.75%     0.70%     16.17%
   Platinum Investor IV                             1,971    11.57       22,799    1.26%     0.70%     15.68%
   Platinum Investor FlexDirector                     605    13.01        7,871    1.23%     0.70%     16.17%
   Platinum Investor PLUS                          11,992    13.86      166,203    1.55%     0.70%     16.17%
   Platinum Investor Survivor                      14,245     9.41      133,999    1.75%     0.40%     16.52%
   Platinum Investor Survivor II                    1,326    14.40       19,100    1.73%     0.75%     16.11%
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus                                  22,947    14.33      328,807    0.93%     0.75%     11.36%
   Corporate America                                5,967    15.63       93,231    0.97%     0.35%     11.81%
   Corporate America (reduced surrender charge)     2,099    12.56       26,356    0.97%     0.65%     11.47%
   Platinum Investor I & II                       375,993    21.25    7,988,267    0.98%     0.75%     11.36%
   Platinum Investor III                          435,960    13.96    6,087,361    0.98%     0.70%     11.42%
   Platinum Investor IV                            10,165    11.15      113,354    0.72%     0.70%     11.51%
   Platinum Investor FlexDirector                      37    12.10          451    0.70%     0.70%     11.42%
   Platinum Investor PLUS                          41,815    14.38      601,133    0.94%     0.70%     11.42%
   Platinum Investor Survivor                      62,602    15.60      976,586    0.99%     0.40%     11.75%
   Platinum Investor Survivor II                   28,083    15.67      440,177    0.94%     0.75%     11.36%
VALIC Company I - Money Market I Fund
   AG Legacy Plus                                  28,169    10.72      302,068    3.28%     0.75%      1.96%
   Corporate America                                   --    11.20           --    1.17%     0.35%      2.37%
   Corporate America (reduced surrender charge)     5,751    10.23       58,803    1.17%     0.65%      2.06%
   Legacy Plus                                         --    11.29           --    3.50%     0.75%      1.96%
   Platinum Investor I & II                       753,360    11.82    8,904,036    2.58%     0.75%      1.96%
   Platinum Investor III                          739,009    10.65    7,869,198    2.87%     0.70%      2.01%
   Platinum Investor IV                            34,550    10.19      352,032    3.79%     0.70%      1.89%
   Platinum Investor FlexDirector                      --    10.22           --    0.79%     0.70%      2.01%
   Platinum Investor PLUS                          38,373    10.23      392,587    3.01%     0.70%      2.01%


                                   VL-R - 79

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2005 are as follows:

                                                                                    Investment
                                                                                      Income    Expense    Total
Divisions                                            Units   Unit Value Net Assets  Ratio (a)  Ratio (b) Return (c)
-------------------------------------------------------------------------------------------------------------------
VALIC Company I - Money Market I Fund - Continued
   Platinum Investor Survivor                        161,850   $11.18   $ 1,809,085    3.05%     0.40%      2.32%
   Platinum Investor Survivor II                     474,926    10.25     4,867,384    2.82%     0.75%      1.96%
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II                          208,009     4.87     1,013,403    0.13%     0.75%      0.49%
   Platinum Investor III                             500,610     4.79     2,397,938    0.13%     0.70%      0.54%
   Platinum Investor IV                                1,478    10.63        15,709    0.08%     0.70%      6.28%
   Platinum Investor FlexDirector                         72    10.84           785    0.10%     0.70%      0.54%
   Platinum Investor PLUS                             16,202    13.73       222,513    0.14%     0.70%      0.54%
   Platinum Investor Survivor                         12,264     4.96        60,838    0.08%     0.40%      0.84%
   Platinum Investor Survivor II                      52,347    10.33       540,517    0.14%     0.75%      0.49%
VALIC Company I - Science & Technology Fund
   Platinum Investor I & II                           74,475     4.05       301,637    0.00%     0.75%      2.56%
   Platinum Investor III                             200,266     4.02       804,835    0.00%     0.70%      2.61%
   Platinum Investor IV                                1,452    10.62        15,422    0.00%     0.70%      6.23%
   Platinum Investor FlexDirector                         77    10.22           786    0.00%     0.70%      2.61%
   Platinum Investor PLUS                              3,768    12.46        46,935    0.00%     0.70%      2.61%
   Platinum Investor Survivor                         17,472     4.12        72,057    0.00%     0.40%      2.92%
   Platinum Investor Survivor II                       1,543     9.34        14,413    0.00%     0.75%      2.56%
VALIC Company I - Small Cap Index Fund
   Corporate America                                     211    13.99         2,943    0.95%     0.35%      3.90%
   Platinum Investor I & II                          132,028    13.70     1,808,759    0.88%     0.75%      3.49%
   Platinum Investor III                             231,947    13.50     3,130,218    0.93%     0.70%      3.54%
   Platinum Investor IV                                8,875    10.63        94,331    0.68%     0.70%      6.28%
   Platinum Investor FlexDirector                         86    11.36           979    0.74%     0.70%      3.54%
   Platinum Investor PLUS                             26,561    14.27       379,123    0.77%     0.70%      3.54%
   Platinum Investor Survivor                         12,269    13.95       171,149    0.92%     0.40%      3.85%
   Platinum Investor Survivor II                       4,667    15.34        71,610    1.03%     0.75%      3.49%
VALIC Company I - Stock Index Fund
   AG Legacy Plus                                     85,120     8.66       737,309    1.38%     0.75%      3.78%
   Corporate America                                   6,813     8.71        59,349    1.48%     0.35%      4.20%
   Corporate America (reduced surrender charge)        4,844    11.25        54,477    1.48%     0.65%      3.88%
   Platinum Investor I & II                        1,273,723    11.87    15,117,163    1.47%     0.75%      3.78%
   Platinum Investor III                           1,790,096     8.99    16,086,446    1.49%     0.70%      3.83%
   Platinum Investor IV                               15,431    10.42       160,853    1.03%     0.70%      4.24%
   Platinum Investor FlexDirector                      8,262    10.95        90,468    1.38%     0.70%      3.83%
   Platinum Investor PLUS                            107,062    12.31     1,318,403    1.54%     0.70%      3.83%
   Platinum Investor Survivor                        377,870     8.70     3,286,369    1.46%     0.40%      4.14%
   Platinum Investor Survivor II                      32,344    11.46       370,556    1.75%     0.75%      3.78%
Van Kampen LIT Emerging Growth Portfolio - Class I
   AG Legacy Plus                                     11,386     5.09        57,942    0.25%     0.75%      7.13%
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus                                     12,089    13.26       160,256    4.10%     0.75%      2.77%

                                   VL-R - 80

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2005 are as follows:

                                                                                   Investment
                                                                                     Income    Expense    Total
Divisions                                             Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II                          256,301   $13.03   $3,339,226    0.86%     0.75%      9.17%
   Platinum Investor III                             426,793    13.05    5,570,693    1.38%     0.70%      9.22%
   Platinum Investor IV                               18,660    10.86      202,726    0.00%     0.70%      8.64%
   Platinum Investor FlexDirector                        615    11.82        7,272    1.89%     0.70%      9.22%
   Platinum Investor PLUS                             21,097    13.30      280,565    0.99%     0.70%      9.22%
   Platinum Investor Survivor                         32,202    13.20      424,960    1.50%     0.40%      9.55%
   Platinum Investor Survivor II                      16,415    13.03      213,863    0.59%     0.75%      9.17%
Vanguard VIF High Yield Bond Portfolio
   Corporate America (reduced surrender charge)        1,604    10.53       16,886    0.00%     0.65%      2.09%
   Platinum Investor I & II                           84,057    13.01    1,093,916    8.12%     0.75%      1.99%
   Platinum Investor III                             257,084    13.12    3,373,341    5.78%     0.70%      2.04%
   Platinum Investor IV                               10,483    10.13      106,234    0.00%     0.70%      1.34%
   Platinum Investor FlexDirector                         47    10.88          515    4.15%     0.70%      2.04%
   Platinum Investor PLUS                             27,827    12.62      351,119    6.71%     0.70%      2.04%
   Platinum Investor Survivor                         16,323    13.25      216,306    3.51%     0.40%      2.34%
   Platinum Investor Survivor II                       5,483    12.90       70,762   11.75%     0.75%      1.99%
Vanguard VIF REIT Index Portfolio
   Corporate America                                     783    24.63       19,276    1.88%     0.35%     11.45%
   Corporate America (reduced surrender charge)        1,006    12.87       12,942    1.88%     0.65%     11.11%
   Platinum Investor I & II                          116,855    24.13    2,819,784    2.52%     0.75%     11.00%
   Platinum Investor III                             289,714    24.15    6,996,982    2.53%     0.70%     11.06%
   Platinum Investor IV                               25,262    11.55      291,840    0.00%     0.70%     15.52%
   Platinum Investor FlexDirector                      5,355    13.44       71,970    2.89%     0.70%     11.06%
   Platinum Investor PLUS                             37,885    18.17      688,310    2.23%     0.70%     11.06%
   Platinum Investor Survivor                         25,808    24.57      634,112    2.54%     0.40%     11.39%
   Platinum Investor Survivor II                      24,601    21.03      517,271    2.76%     0.75%     11.00%

                                   VL-R - 81

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                                         Investment
                                                                                           Income    Expense    Total
Divisions                                                   Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
------------------------------------------------------------------------------------------------------------------------
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus                                           24,949   $ 8.04   $  200,562    0.74%     0.75%     23.08%
   Corporate America                                         7,229     7.78       56,259    0.70%     0.35%     23.57%
   Corporate America (reduced surrender charge)                679    11.67        7,918    0.70%     0.65%     16.65%
   Platinum Investor I & II                                322,093    11.13    3,583,368    0.64%     0.75%     23.08%
   Platinum Investor III                                   303,164     9.34    2,832,247    0.86%     0.70%     23.14%
   Platinum Investor PLUS                                    9,886    12.93      127,771    0.84%     0.70%     23.14%
   Platinum Investor Survivor                               67,704     7.77      526,286    0.75%     0.40%     23.51%
   Platinum Investor Survivor II                            16,895    13.54      228,742    1.10%     0.75%     23.08%
AIM V.I. Premier Equity Fund - Series I
   Corporate America                                         5,835     6.24       36,396    0.46%     0.35%      5.40%
   Platinum Investor I & II                                850,688     9.94    8,454,221    0.46%     0.75%      4.98%
   Platinum Investor III                                   499,376     7.39    3,690,457    0.49%     0.70%      5.03%
   Platinum Investor FlexDirector                              204    10.20        2,077    0.01%     0.70%      1.98%
   Platinum Investor PLUS                                   16,704    10.72      179,141    0.59%     0.70%      5.03%
   Platinum Investor Survivor                              116,072     6.23      723,141    0.47%     0.40%      5.35%
   Platinum Investor Survivor II                             7,228     9.24       66,822    0.59%     0.75%      4.98%
Alger American Leveraged AllCap Portfolio - Class O Shares
   Platinum Investor I & II                                     98    12.94        1,274    0.00%     0.75%      7.38%
   Platinum Investor III                                    32,709    12.95      423,493    0.00%     0.70%      7.43%
   Platinum Investor PLUS                                    9,034    12.95      116,963    0.00%     0.70%      7.43%
   Platinum Investor Survivor                                  150    13.01        1,949    0.00%     0.40%      7.76%
   Platinum Investor Survivor II                               128    12.94        1,657    0.00%     0.75%      7.38%
Alger American MidCap Growth Portfolio - Class O Shares
   Platinum Investor I & II                                  8,879    15.23      135,202    0.00%     0.75%     12.20%
   Platinum Investor III                                    44,400    15.24      676,660    0.00%     0.70%     12.25%
   Platinum Investor FlexDirector                            5,687    10.64       60,491    0.00%     0.70%      6.37%
   Platinum Investor PLUS                                    6,756    15.24      102,960    0.00%     0.70%     12.25%
   Platinum Investor Survivor                                  245    15.32        3,755    0.00%     0.40%     12.59%
   Platinum Investor Survivor II                               930    15.23       14,167    0.00%     0.75%     12.20%
American Century VP Value Fund - Class I
   AG Legacy Plus                                           34,128    16.83      574,449    0.90%     0.75%     13.48%
   Corporate America                                         2,990    15.46       46,225    1.19%     0.35%     13.93%
   Corporate America (reduced surrender charge)                 --    10.74           --    0.00%     0.65%      0.00%
   Platinum Investor I & II                                232,577    15.21    3,536,470    0.95%     0.75%     13.48%
   Platinum Investor III                                   526,802    15.12    7,963,343    0.86%     0.70%     13.54%
   Platinum Investor FlexDirector                               31    10.82          339    0.00%     0.70%      8.25%
   Platinum Investor PLUS                                   39,732    12.81      508,822    0.74%     0.70%     13.54%
   Platinum Investor Survivor                               32,550    15.43      502,214    0.97%     0.40%     13.88%
   Platinum Investor Survivor II                           100,250    13.39    1,342,791    0.80%     0.75%     13.48%
Credit Suisse Small Cap Growth Portfolio
   Platinum Investor I & II                                 70,710     8.18      578,349    0.00%     0.75%     10.04%
   Platinum Investor III                                   139,946     8.01    1,121,164    0.00%     0.70%     10.10%

                                   VL-R - 82

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                                        Investment
                                                                                          Income    Expense    Total
Divisions                                                  Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
-----------------------------------------------------------------------------------------------------------------------
Credit Suisse Small Cap Growth Portfolio - Continued
   Platinum Investor FlexDirector                           4,723   $10.13   $   47,865    0.00%     0.70%      1.34%
   Platinum Investor PLUS                                   8,424    12.79      107,735    0.00%     0.70%     10.10%
   Platinum Investor Survivor                               2,799     8.30       23,229    0.00%     0.40%     10.43%
   Platinum Investor Survivor II                            1,275    12.12       15,451    0.00%     0.75%     10.04%
Dreyfus IP MidCap Stock Portfolio - Initial shares
   Platinum Investor I & II                                73,512    12.16      893,684    0.38%     0.75%     13.62%
   Platinum Investor III                                  204,536    11.96    2,445,717    0.42%     0.70%     13.68%
   Platinum Investor FlexDirector                               1    10.87           16    0.63%     0.70%      8.66%
   Platinum Investor PLUS                                  16,660    12.56      209,222    0.45%     0.70%     13.68%
   Platinum Investor Survivor                              17,825    12.34      219,877    0.38%     0.40%     14.02%
   Platinum Investor Survivor II                            5,689    13.76       78,254    0.43%     0.75%     13.62%
Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Corporate America                                       11,224    11.52      129,279    0.19%     0.35%     10.95%
   Platinum Investor I & II                               375,824    13.92    5,230,135    0.20%     0.75%     10.51%
   Platinum Investor III                                  445,399    10.72    4,775,432    0.21%     0.70%     10.56%
   Platinum Investor PLUS                                  27,075    11.57      313,377    0.25%     0.70%     10.56%
   Platinum Investor Survivor                              63,847    11.50      734,526    0.21%     0.40%     10.90%
   Platinum Investor Survivor II                           58,627    12.58      737,356    0.23%     0.75%     10.51%
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America                                        6,905    13.36       92,230    4.03%     0.35%      3.01%
   Platinum Investor I & II                               311,327    13.33    4,150,241    4.03%     0.75%      2.60%
   Platinum Investor III                                  253,777    12.63    3,204,132    4.15%     0.70%      2.65%
   Platinum Investor PLUS                                  17,726    11.19      198,410    4.24%     0.70%      2.65%
   Platinum Investor Survivor                              25,471    13.34      339,808    4.25%     0.40%      2.96%
   Platinum Investor Survivor II                            7,145    11.24       80,289    4.21%     0.75%      2.60%
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus                                          20,658    10.69      220,876    2.06%     0.75%      4.39%
   Platinum Investor I & II                               203,845    10.18    2,074,624    2.45%     0.75%      4.39%
   Platinum Investor III                                  208,895    10.16    2,121,544    2.09%     0.70%      4.44%
   Platinum Investor PLUS                                  17,720    11.61      205,736    1.51%     0.70%      4.44%
   Platinum Investor Survivor                               9,381    10.33       96,879    2.46%     0.40%      4.76%
   Platinum Investor Survivor II                           10,659    11.34      120,837    2.09%     0.75%      4.39%
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus                                          42,128    12.40      522,390    0.19%     0.75%     14.30%
   Corporate America                                        3,812    11.05       42,136    0.23%     0.35%     14.76%
   Platinum Investor I & II                               379,667    10.87    4,127,445    0.18%     0.75%     14.30%
   Platinum Investor III                                  906,499    10.73    9,726,130    0.18%     0.70%     14.36%
   Platinum Investor FlexDirector                             321    10.95        3,516    0.00%     0.70%      9.52%
   Platinum Investor PLUS                                  71,987    12.84      924,266    0.13%     0.70%     14.36%
   Platinum Investor Survivor                              76,772    11.03      846,864    0.16%     0.40%     14.70%
   Platinum Investor Survivor II                           31,607    13.54      427,829    0.10%     0.75%     14.30%

                                   VL-R - 83

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                                              Investment
                                                                                                Income    Expense    Total
Divisions                                                      Units   Unit Value Net Assets  Ratio (a)  Ratio (b) Return (c)
-----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus                                               63,754   $11.02   $   702,770    1.29%     0.75%     10.40%
   Corporate America                                            19,433    11.33       220,183    1.33%     0.35%     10.84%
   Corporate America (reduced surrender charge)                    714    10.81         7,720    1.33%     0.65%      8.09%
   Platinum Investor I & II                                    370,900    11.14     4,133,032    1.26%     0.75%     10.40%
   Platinum Investor III                                       877,982    11.16     9,797,110    1.24%     0.70%     10.46%
   Platinum Investor FlexDirector                                  620    10.62         6,583    0.00%     0.70%      6.24%
   Platinum Investor PLUS                                       53,918    12.02       647,840    1.03%     0.70%     10.46%
   Platinum Investor Survivor                                  107,323    11.31     1,213,488    1.21%     0.40%     10.79%
   Platinum Investor Survivor II                                49,011    12.19       597,443    1.07%     0.75%     10.40%
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus                                               28,730     8.12       233,262    0.12%     0.75%      2.35%
   Corporate America                                             5,424     6.91        37,464    0.13%     0.35%      2.76%
   Corporate America (reduced surrender charge)                    253    10.71         2,709    0.13%     0.65%      7.06%
   Platinum Investor I & II                                    345,944     6.79     2,349,941    0.13%     0.75%      2.35%
   Platinum Investor III                                     1,039,582     6.73     6,997,775    0.12%     0.70%      2.40%
   Platinum Investor FlexDirector                                7,404     9.75        72,173    0.00%     0.70%     -2.52%
   Platinum Investor PLUS                                       82,830    10.83       897,299    0.08%     0.70%      2.40%
   Platinum Investor Survivor                                   76,126     6.89       524,713    0.12%     0.40%      2.71%
   Platinum Investor Survivor II                                38,957     9.63       375,246    0.12%     0.75%      2.35%
Fidelity VIP Mid Cap Portfolio - Service Class 2
   Platinum Investor I & II                                     16,744    17.32       289,966    0.00%     0.75%     23.73%
   Platinum Investor III                                        38,471    17.33       666,778    0.00%     0.70%     23.79%
   Platinum Investor FlexDirector                                  288    11.59         3,338    0.00%     0.70%     15.86%
   Platinum Investor PLUS                                        6,345    17.33       109,964    0.00%     0.70%     23.79%
   Platinum Investor Survivor                                    1,816    17.42        31,630    0.00%     0.40%     24.16%
   Platinum Investor Survivor II                                   989    17.32        17,124    0.00%     0.75%     23.73%
Franklin Templeton - Franklin Small Cap Fund - Class 2
   AG Legacy Plus                                               22,445     7.01       157,376    0.00%     0.75%     10.64%
Franklin Templeton - Franklin Small Cap Value Securities
  Fund - Class 2
   Corporate America (reduced surrender charge)                    463    11.29         5,231    0.00%     0.65%     12.87%
   Platinum Investor I & II                                     12,505    16.30       203,817    0.24%     0.75%     22.82%
   Platinum Investor III                                        40,911    16.31       667,374    0.17%     0.70%     22.88%
   Platinum Investor FlexDirector                                  175    11.66         2,046    0.00%     0.70%     16.59%
   Platinum Investor PLUS                                       12,431    16.31       202,794    0.12%     0.70%     22.88%
   Platinum Investor Survivor                                    5,233    16.39        85,788    0.09%     0.40%     23.25%
   Platinum Investor Survivor II                                   502    16.30         8,175    0.18%     0.75%     22.82%
Franklin Templeton - Franklin U.S. Government Fund - Class 2
   Platinum Investor I & II                                     16,861    11.39       191,999    3.63%     0.75%      2.70%
   Platinum Investor III                                       945,822    11.40    10,786,424    5.06%     0.70%      2.75%
   Platinum Investor PLUS                                       38,284    11.03       422,331    5.20%     0.70%      2.75%
   Platinum Investor Survivor                                      633    11.51         7,288    0.00%     0.40%      3.06%
   Platinum Investor Survivor II                                 5,867    11.39        66,809    4.55%     0.75%      2.70%

                                   VL-R - 84

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                                                Investment
                                                                                                  Income    Expense    Total
Divisions                                                          Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
-------------------------------------------------------------------------------------------------------------------------------
Franklin Templeton - Mutual Shares Securities Fund - Class 2
   Platinum Investor I & II                                        54,608   $12.16   $  664,214    0.92%     0.75%     11.79%
   Platinum Investor III                                          539,268    12.18    6,569,138    0.74%     0.70%     11.85%
   Platinum Investor FlexDirector                                     312    10.73        3,345    0.00%     0.70%      7.29%
   Platinum Investor PLUS                                          19,639    11.98      235,235    0.70%     0.70%     11.85%
   Platinum Investor Survivor                                       1,777    12.29       21,841    0.87%     0.40%     12.18%
   Platinum Investor Survivor II                                   18,978    12.16      230,842    0.74%     0.75%     11.79%
Franklin Templeton - Templeton Foreign Securities Fund - Class 2
   AG Legacy Plus                                                  18,777     9.92      186,284    1.11%     0.75%     17.64%
   Platinum Investor I & II                                       123,981    12.42    1,539,261    1.04%     0.75%     17.64%
   Platinum Investor III                                          685,074    12.43    8,518,121    1.00%     0.70%     17.70%
   Platinum Investor FlexDirector                                     437    11.10        4,852    0.00%     0.70%     11.04%
   Platinum Investor PLUS                                          14,282    12.02      171,694    0.97%     0.70%     17.70%
   Platinum Investor Survivor                                      19,552    12.55      245,299    0.68%     0.40%     18.06%
   Platinum Investor Survivor II                                   48,400    12.42      600,897    0.90%     0.75%     17.64%
Goldman Sachs Capital Growth Fund
   Platinum Investor I & II                                        13,994     9.26      129,523    0.69%     0.75%      8.27%
   Platinum Investor III                                           14,378     9.27      133,348    0.67%     0.70%      8.33%
   Platinum Investor PLUS                                             113    11.33        1,284    0.70%     0.70%      8.33%
   Platinum Investor Survivor                                     703,774     9.39    6,607,533    0.69%     0.40%      8.65%
   Platinum Investor Survivor II                                  185,421     9.83    1,823,417    0.68%     0.75%      8.27%
Janus Aspen Series International Growth Portfolio - Service
  Shares
   Corporate America                                                3,189     8.02       25,585    0.82%     0.35%     18.27%
   Platinum Investor I & II                                       115,724     7.89      913,122    0.96%     0.75%     17.80%
   Platinum Investor III                                          229,457     7.84    1,798,205    0.86%     0.70%     17.86%
   Platinum Investor FlexDirector                                  12,784    10.87      139,004    0.67%     0.70%      8.73%
   Platinum Investor PLUS                                           7,613    12.56       95,613    0.87%     0.70%     17.86%
   Platinum Investor Survivor                                      31,781     8.01      254,455    0.78%     0.40%     18.21%
   Platinum Investor Survivor II                                    4,427    12.40       54,914    0.83%     0.75%     17.80%
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares
   Corporate America                                                  486     5.40        2,624    0.00%     0.35%     20.05%
   Platinum Investor I & II                                        52,125     5.31      276,772    0.00%     0.75%     19.58%
   Platinum Investor III                                          402,410     5.18    2,084,632    0.00%     0.70%     19.63%
   Platinum Investor PLUS                                           8,596    13.54      116,353    0.00%     0.70%     19.63%
   Platinum Investor Survivor                                      26,338     5.39      141,904    0.00%     0.40%     19.99%
   Platinum Investor Survivor II                                    1,788    12.08       21,605    0.00%     0.75%     19.58%
Janus Aspen Series Worldwide Growth Portfolio - Service Shares
   Corporate America                                                9,360     6.60       61,819    0.90%     0.35%      4.16%
   Platinum Investor I & II                                       125,130     6.50      812,781    0.89%     0.75%      3.75%
   Platinum Investor III                                          367,344     6.44    2,365,764    0.94%     0.70%      3.80%
   Platinum Investor PLUS                                          12,476    10.28      128,308    1.00%     0.70%      3.80%
   Platinum Investor Survivor                                      37,089     6.59      244,452    0.87%     0.40%      4.11%
   Platinum Investor Survivor II                                   41,215     9.85      405,949    0.92%     0.75%      3.75%

                                   VL-R - 85

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                                     Investment
                                                                                       Income    Expense    Total
Divisions                                              Units   Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
--------------------------------------------------------------------------------------------------------------------
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II                              1,976   $14.86   $   29,370    0.28%     0.75%     20.15%
   Platinum Investor III                                27,069    14.87      402,580    0.21%     0.70%     20.22%
   Platinum Investor PLUS                                4,533    14.87       67,410    0.07%     0.70%     20.22%
   Platinum Investor Survivor                              207    14.95        3,088    0.00%     0.40%     20.58%
   Platinum Investor Survivor II                           485    14.86        7,201    0.24%     0.75%     20.15%
JPMorgan Small Company Portfolio
   Platinum Investor I & II                             40,867    11.41      466,324    0.00%     0.75%     26.22%
   Platinum Investor III                               104,066    11.23    1,168,558    0.00%     0.70%     26.28%
   Platinum Investor PLUS                                5,929    13.98       82,890    0.00%     0.70%     26.28%
   Platinum Investor Survivor                            1,835    11.58       21,241    0.00%     0.40%     26.66%
   Platinum Investor Survivor II                         3,146    14.66       46,129    0.00%     0.75%     26.22%
MFS VIT Capital Opportunities Series - Initial Class
   Corporate America                                        --     6.79           --    0.72%     0.35%     12.07%
   Platinum Investor I & II                            113,938     6.67      760,376    0.35%     0.75%     11.62%
   Platinum Investor III                               415,444     6.74    2,798,020    0.33%     0.70%     11.68%
   Platinum Investor FlexDirector                          173    10.58        1,832    0.00%     0.70%      5.78%
   Platinum Investor PLUS                               33,139    11.34      375,934    0.28%     0.70%     11.68%
   Platinum Investor Survivor                           36,766     6.77      248,968    0.32%     0.40%     12.01%
   Platinum Investor Survivor II                         3,156    10.33       32,620    0.39%     0.75%     11.62%
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus                                        9,619    10.72      103,163    0.00%     0.75%     12.12%
   Corporate America                                     1,040     4.95        5,148    0.00%     0.35%     12.56%
   Corporate America (reduced surrender charge)            920    11.38       10,472    0.00%     0.65%     13.78%
   Platinum Investor I & II                            706,671    10.44    7,378,706    0.00%     0.75%     12.12%
   Platinum Investor III                             1,024,961     5.53    5,666,609    0.00%     0.70%     12.17%
   Platinum Investor FlexDirector                          197    10.52        2,070    0.00%     0.70%      5.25%
   Platinum Investor PLUS                               29,670    11.64      345,413    0.00%     0.70%     12.17%
   Platinum Investor Survivor                          168,768     4.94      834,232    0.00%     0.40%     12.51%
   Platinum Investor Survivor II                        32,210    10.01      322,533    0.00%     0.75%     12.12%
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus                                       16,207     7.83      126,844    0.00%     0.75%      5.72%
   Corporate America                                     2,716     8.52       23,152    0.00%     0.35%      6.15%
   Platinum Investor I & II                             88,892     8.38      745,230    0.00%     0.75%      5.72%
   Platinum Investor III                               266,177     8.21    2,185,903    0.00%     0.70%      5.78%
   Platinum Investor FlexDirector                          256     9.96        2,551    0.00%     0.70%     -0.45%
   Platinum Investor PLUS                               16,920    11.16      188,768    0.00%     0.70%      5.78%
   Platinum Investor Survivor                           10,480     8.51       89,153    0.00%     0.40%      6.09%
   Platinum Investor Survivor II                         8,483    10.75       91,201    0.00%     0.75%      5.72%
MFS VIT Research Series - Initial Class
   Corporate America                                     3,158     7.62       24,069    1.02%     0.35%     15.45%
   Platinum Investor I & II                             48,222     7.50      361,482    1.09%     0.75%     14.98%
   Platinum Investor III                               159,378     7.47    1,190,107    0.98%     0.70%     15.04%
   Platinum Investor FlexDirector                          106    10.76        1,145    0.00%     0.70%      7.60%

                                   VL-R - 86

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                                                  Investment
                                                                                                    Income    Expense    Total
Divisions                                                            Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
---------------------------------------------------------------------------------------------------------------------------------
MFS VIT Research Series - Initial Class - Continued
   Platinum Investor PLUS                                             6,148   $11.80   $   72,553    0.87%     0.70%     15.04%
   Platinum Investor Survivor                                         9,692     7.61       73,719    1.08%     0.40%     15.39%
   Platinum Investor Survivor II                                      5,340    10.99       58,713    0.86%     0.75%     14.98%
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus                                                   146,574     6.23      912,934    1.62%     0.75%     10.49%
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
   Corporate America                                                  1,789     6.50       11,630    0.00%     0.35%     15.90%
   Corporate America (reduced surrender charge)                         233    11.35        2,641    0.00%     0.65%     13.51%
   Platinum Investor I & II                                          59,627     6.39      381,211    0.00%     0.75%     15.44%
   Platinum Investor III                                            288,190     6.29    1,811,647    0.00%     0.70%     15.50%
   Platinum Investor FlexDirector                                       166    11.06        1,834    0.00%     0.70%     10.58%
   Platinum Investor PLUS                                            28,648    11.72      335,784    0.00%     0.70%     15.50%
   Platinum Investor Survivor                                        27,565     6.49      178,820    0.00%     0.40%     15.84%
   Platinum Investor Survivor II                                      7,849    10.76       84,431    0.00%     0.75%     15.44%
Neuberger Berman AMT Partners Portfolio - Class I
   AG Legacy Plus                                                    12,141    11.34      137,643    0.01%     0.75%     18.09%
Oppenheimer Balanced Fund/VA - Non-Service Shares *
   Platinum Investor I & II                                           2,395    12.98       31,076    1.98%     0.75%      9.28%
   Platinum Investor III                                             29,690    12.99      385,585    0.45%     0.70%      9.33%
   Platinum Investor PLUS                                            14,439    12.99      187,517    1.68%     0.70%      9.33%
   Platinum Investor Survivor                                           433    13.05        5,656    0.99%     0.40%      9.66%
   Platinum Investor Survivor II                                      3,870    12.98       50,218    0.90%     0.75%      9.28%
Oppenheimer Global Securities Fund/VA - Non-Service Shares
   Platinum Investor I & II                                           4,798    16.82       80,687    0.83%     0.75%     18.27%
   Platinum Investor III                                             51,328    16.83      863,930    0.82%     0.70%     18.33%
   Platinum Investor FlexDirector                                         2    11.17           24    0.00%     0.70%     11.74%
   Platinum Investor PLUS                                             5,613    16.83       94,470    0.18%     0.70%     18.33%
   Platinum Investor Survivor                                         2,375    16.92       40,174    1.20%     0.40%     18.69%
   Platinum Investor Survivor II                                        378    16.82        6,364    1.49%     0.75%     18.27%
Oppenheimer High Income Fund/VA - Non-Service Shares
   AG Legacy Plus                                                     8,004    12.51      100,163    6.11%     0.75%      8.15%
PIMCO VIT Real Return Portfolio - Administrative Class
   AG Legacy Plus                                                    47,824    14.00      669,702    0.99%     0.75%      8.11%
   Corporate America                                                  2,327    15.51       36,096    0.91%     0.35%      8.54%
   Corporate America (reduced surrender charge)                         753    10.31        7,759    0.91%     0.65%      3.11%
   Platinum Investor I & II                                         119,851    15.25    1,828,190    0.99%     0.75%      8.11%
   Platinum Investor III                                            561,931    15.32    8,607,213    1.05%     0.70%      8.16%
   Platinum Investor FlexDirector                                       298    10.38        3,095    1.06%     0.70%      3.79%
   Platinum Investor PLUS                                            30,515    12.93      394,609    1.02%     0.70%      8.16%
   Platinum Investor Survivor                                        65,768    15.48    1,017,948    0.99%     0.40%      8.48%
   Platinum Investor Survivor II                                     36,406    13.10      477,063    0.96%     0.75%      8.11%

                                   VL-R - 87

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                                      Investment
                                                                                        Income    Expense    Total
Divisions                                                Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
---------------------------------------------------------------------------------------------------------------------
PIMCO VIT Short-Term Portfolio - Administrative Class
   Corporate America                                     21,965   $11.30   $  248,233    1.37%     0.35%      0.95%
   Platinum Investor I & II                             220,025    11.11    2,445,451    1.30%     0.75%      0.54%
   Platinum Investor III                                210,849    11.13    2,346,366    1.34%     0.70%      0.60%
   Platinum Investor FlexDirector                         4,059    10.04       40,769    1.29%     0.70%      0.44%
   Platinum Investor PLUS                                14,162    10.36      146,681    1.31%     0.70%      0.60%
   Platinum Investor Survivor                            40,126    11.28      452,530    1.70%     0.40%      0.90%
   Platinum Investor Survivor II                         30,365    10.45      317,371    1.25%     0.75%      0.54%
PIMCO VIT Total Return Portfolio - Administrative Class
   AG Legacy Plus                                        38,594    12.43      479,631    1.93%     0.75%      4.11%
   Corporate America                                      8,965    13.24      118,722    1.93%     0.35%      4.53%
   Platinum Investor I & II                             248,730    13.02    3,239,319    1.90%     0.75%      4.11%
   Platinum Investor III                                468,339    13.09    6,132,293    1.91%     0.70%      4.16%
   Platinum Investor FlexDirector                         6,295    10.24       64,463    1.65%     0.70%      2.40%
   Platinum Investor PLUS                                47,130    11.41      537,919    1.83%     0.70%      4.16%
   Platinum Investor Survivor                            46,766    13.21      617,992    1.77%     0.40%      4.47%
   Platinum Investor Survivor II                         58,228    11.52      670,760    1.81%     0.75%      4.11%
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II                             242,349    10.22    2,476,631    0.00%     0.75%      2.19%
   Platinum Investor III                                 55,443    10.22      566,601    0.00%     0.70%      2.20%
   Platinum Investor PLUS                                   998    10.22       10,195    0.00%     0.70%      2.20%
   Platinum Investor Survivor                            28,172    10.22      287,951    0.00%     0.40%      2.21%
   Platinum Investor Survivor II                            388    10.22        3,963    0.00%     0.75%      2.19%
Pioneer Growth Opportunities VCT Portfolio - Class I
   Corporate America                                      3,474    10.28       35,720    0.00%     0.35%      2.83%
   Platinum Investor I & II                             347,832    10.28    3,576,078    0.00%     0.75%      2.81%
   Platinum Investor III                                137,933    10.28    1,418,142    0.00%     0.70%      2.81%
   Platinum Investor PLUS                                 4,979    10.28       51,195    0.00%     0.70%      2.81%
   Platinum Investor Survivor                            14,319    10.28      147,243    0.00%     0.40%      2.83%
   Platinum Investor Survivor II                         39,326    10.28      404,315    0.00%     0.75%      2.81%
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus                                        12,958    13.72      177,740    8.10%     0.75%      8.39%
   Corporate America                                    396,103    14.01    5,549,288    8.00%     0.35%      8.82%
   Platinum Investor I & II                              60,463    13.25      801,033    8.55%     0.75%      8.39%
   Platinum Investor III                                 62,541    14.19      887,670    8.73%     0.70%      8.44%
   Platinum Investor FlexDirector                            65    10.63          689    0.00%     0.70%      6.27%
   Platinum Investor PLUS                                 6,150    13.15       80,902    7.70%     0.70%      8.44%
   Platinum Investor Survivor                             1,282    13.99       17,943    4.60%     0.40%      8.77%
   Platinum Investor Survivor II                          1,337    13.51       18,073   11.52%     0.75%      8.39%
Putnam VT Growth and Income Fund - Class IB
   Corporate America                                    499,841    11.25    5,623,805    1.35%     0.35%     10.72%
   Platinum Investor I & II                             491,902    11.66    5,734,037    1.53%     0.75%     10.28%
   Platinum Investor III                                524,351    10.53    5,520,350    1.50%     0.70%     10.34%
   Platinum Investor FlexDirector                         9,148    10.55       96,528    0.00%     0.70%      5.52%

                                   VL-R - 88

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                                        Investment
                                                                                          Income    Expense    Total
Divisions                                                  Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
-----------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund - Class IB - Continued
   Platinum Investor PLUS                                  26,657   $11.78   $  314,093    1.26%     0.70%     10.34%
   Platinum Investor Survivor                              66,114    11.24      743,001    1.40%     0.40%     10.67%
   Platinum Investor Survivor II                            4,481    11.56       51,804    1.48%     0.75%     10.28%
Putnam VT International Growth and Income Fund - Class IB
   Corporate America                                        2,293    11.09       25,426    0.85%     0.35%     20.56%
   Platinum Investor I & II                               204,673    12.88    2,635,270    1.20%     0.75%     20.08%
   Platinum Investor III                                  191,264    11.40    2,179,999    1.28%     0.70%     20.14%
   Platinum Investor FlexDirector                             112    11.31        1,269    0.00%     0.70%     13.08%
   Platinum Investor PLUS                                   8,737    13.39      117,028    0.86%     0.70%     20.14%
   Platinum Investor Survivor                              37,612    11.07      416,520    1.18%     0.40%     20.50%
   Platinum Investor Survivor II                            7,551    14.56      109,912    1.49%     0.75%     20.08%
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus                                          25,092    19.81      497,060    0.34%     0.75%     25.27%
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                                          15,137     5.56       84,219    0.00%     0.75%     17.72%
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                                          57,401     5.76      330,363    0.24%     0.75%      4.25%
Safeco RST Core Equity Portfolio
   Platinum Investor I & II                                    --     9.17           --    2.18%     0.75%      4.59%
   Platinum Investor III                                       --     8.00           --    2.43%     0.70%      4.64%
   Platinum Investor PLUS                                      --    10.96           --    2.43%     0.70%      4.64%
   Platinum Investor Survivor                                  --     7.68           --    2.59%     0.40%      4.94%
   Platinum Investor Survivor II                               --     9.67           --    4.87%     0.75%      4.59%
Safeco RST Growth Opportunities Portfolio
   Corporate America                                           --    10.51           --    0.00%     0.35%     18.54%
   Platinum Investor I & II                                    --    10.26           --    0.00%     0.75%     18.09%
   Platinum Investor III                                       --    10.98           --    0.00%     0.70%     18.15%
   Platinum Investor PLUS                                      --    11.86           --    0.00%     0.70%     18.15%
   Platinum Investor Survivor                                  --    10.50           --    0.00%     0.40%     18.48%
   Platinum Investor Survivor II                               --    12.30           --    0.00%     0.75%     18.09%
Scudder VIT EAFE Equity Index Fund - Class A
   Legacy Plus                                                 --     9.81           --    0.00%     0.75%     18.18%
Scudder VIT Equity 500 Index Fund - Class A
   Legacy Plus                                              1,857    10.15       18,849    1.05%     0.75%      9.77%
SunAmerica - Aggressive Growth Portfolio - Class 1
   Platinum Investor I & II                                 7,269    11.57       84,137    0.00%     0.75%     15.91%
   Platinum Investor III                                   29,137    11.59      337,687    0.00%     0.70%     15.97%
   Platinum Investor PLUS                                   6,198    12.31       76,281    0.00%     0.70%     15.97%
   Platinum Investor Survivor                               1,019    11.68       11,899    0.00%     0.40%     16.32%
   Platinum Investor Survivor II                              448    11.57        5,190    0.00%     0.75%     15.91%
SunAmerica - SunAmerica Balanced Portfolio - Class 1
   Platinum Investor I & II                                   247    10.72        2,648    1.65%     0.75%      5.98%
   Platinum Investor III                                   52,736    10.73      565,994    1.80%     0.70%      6.03%

                                   VL-R - 89

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                                        Investment
                                                                                          Income    Expense    Total
Divisions                                                Units   Unit Value Net Assets  Ratio (a)  Ratio (b) Return (c)
-----------------------------------------------------------------------------------------------------------------------
SunAmerica - SunAmerica Balanced Portfolio - Class 1 -
  Continued
   Platinum Investor PLUS                                 13,740   $11.07   $   152,117    1.70%     0.70%      6.03%
   Platinum Investor Survivor II                           1,250    10.72        13,403    1.57%     0.75%      5.98%
UIF Equity Growth Portfolio - Class I
   Platinum Investor I & II                              288,941    10.27     2,966,331    0.17%     0.75%      6.97%
   Platinum Investor III                                  79,302     6.89       546,540    0.18%     0.70%      7.02%
   Platinum Investor PLUS                                  4,155    10.98        45,596    0.19%     0.70%      7.02%
   Platinum Investor Survivor                             23,521     6.57       154,598    0.17%     0.40%      7.34%
   Platinum Investor Survivor II                             219     9.69         2,122    0.12%     0.75%      6.97%
UIF High Yield Portfolio - Class I
   Platinum Investor I & II                               93,804    11.14     1,044,759    5.86%     0.75%      8.67%
   Platinum Investor III                                  28,634    11.55       330,711    6.14%     0.70%      8.72%
   Platinum Investor FlexDirector                          1,735    10.79        18,729    0.00%     0.70%      7.94%
   Platinum Investor PLUS                                  2,194    12.90        28,302    5.96%     0.70%      8.72%
   Platinum Investor Survivor                             24,176    10.83       261,899    6.03%     0.40%      9.05%
   Platinum Investor Survivor II                           4,234    12.59        53,299    5.42%     0.75%      8.67%
VALIC Company I - International Equities Fund
   AG Legacy Plus                                         20,142     8.21       165,429    1.50%     0.75%     16.98%
   Platinum Investor I & II                               70,577    10.54       743,609    1.09%     0.75%     16.98%
   Platinum Investor III                                  86,492     9.11       788,095    1.37%     0.70%     17.03%
   Platinum Investor FlexDirector                            349    11.20         3,911    0.09%     0.70%     12.00%
   Platinum Investor PLUS                                  8,032    11.93        95,823    1.49%     0.70%     17.03%
   Platinum Investor Survivor                             13,559     8.07       109,465    1.43%     0.40%     17.39%
   Platinum Investor Survivor II                           1,307    12.40        16,207    1.14%     0.75%     16.98%
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus                                         24,611    12.87       316,673    0.81%     0.75%     15.18%
   Corporate America                                       6,003    13.98        83,891    0.79%     0.35%     15.64%
   Corporate America (reduced surrender charge)              704    11.26         7,926    0.79%     0.65%     12.64%
   Platinum Investor I & II                              396,205    19.08     7,558,938    0.79%     0.75%     15.18%
   Platinum Investor III                                 430,957    12.53     5,400,920    0.82%     0.70%     15.24%
   Platinum Investor PLUS                                 37,895    12.90       488,950    0.92%     0.70%     15.24%
   Platinum Investor Survivor                             67,872    13.96       947,463    0.83%     0.40%     15.58%
   Platinum Investor Survivor II                          46,722    14.07       657,610    0.73%     0.75%     15.18%
VALIC Company I - Money Market I Fund
   AG Legacy Plus                                         51,953    10.52       546,390    0.80%     0.75%      0.05%
   Corporate America                                       6,349    10.94        69,436    0.34%     0.35%      0.45%
   Corporate America (reduced surrender charge)           27,087    10.02       271,377    0.34%     0.65%      0.19%
   Legacy Plus                                             1,086    11.08        12,032    0.81%     0.75%      0.05%
   Platinum Investor I & II                              947,402    11.59    10,981,940    0.74%     0.75%      0.05%
   Platinum Investor III                               1,222,031    10.44    12,755,775    0.72%     0.70%      0.10%
   Platinum Investor FlexDirector                          4,886    10.01        48,931    0.86%     0.70%      0.14%
   Platinum Investor PLUS                                108,353    10.03     1,086,673    0.58%     0.70%      0.10%
   Platinum Investor Survivor                            356,356    10.92     3,892,926    0.76%     0.40%      0.40%
   Platinum Investor Survivor II                         485,564    10.05     4,880,633    0.82%     0.75%      0.05%

                                   VL-R - 90

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS -CONTINUED

Note G -Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                                      Investment
                                                                                        Income    Expense    Total
Divisions                                              Units   Unit Value Net Assets  Ratio (a)  Ratio (b) Return (c)
---------------------------------------------------------------------------------------------------------------------
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II                            195,759   $ 4.85   $   949,081    0.58%     0.75%      9.23%
   Platinum Investor III                               480,541     4.76     2,289,462    0.56%     0.70%      9.28%
   Platinum Investor FlexDirector                           48    10.78           516    1.00%     0.70%      7.84%
   Platinum Investor PLUS                               11,709    13.66       159,943    0.73%     0.70%      9.28%
   Platinum Investor Survivor                           29,567     4.92       145,457    0.65%     0.40%      9.61%
   Platinum Investor Survivor II                        11,333    10.28       116,455    1.05%     0.75%      9.23%
VALIC Company I - Science & Technology Fund
   Platinum Investor I & II                             92,336     3.95       364,650    0.00%     0.75%      0.04%
   Platinum Investor III                               193,053     3.92       756,120    0.00%     0.70%      0.09%
   Platinum Investor FlexDirector                           51     9.96           507    0.00%     0.70%     -0.41%
   Platinum Investor PLUS                                3,497    12.14        42,443    0.00%     0.70%      0.09%
   Platinum Investor Survivor                           16,097     4.01        64,505    0.00%     0.40%      0.39%
   Platinum Investor Survivor II                         1,081     9.11         9,847    0.00%     0.75%      0.04%
VALIC Company I - Small Cap Index Fund
   Corporate America                                     4,416    13.46        59,441    0.82%     0.35%     17.48%
   Platinum Investor I & II                            107,394    13.24     1,421,650    0.84%     0.75%     17.01%
   Platinum Investor III                               215,034    13.03     2,802,678    0.82%     0.70%     17.07%
   Platinum Investor FlexDirector                           32    10.97           349    0.46%     0.70%      9.69%
   Platinum Investor PLUS                               23,667    13.79       326,254    0.98%     0.70%     17.07%
   Platinum Investor Survivor                           20,859    13.43       280,186    0.85%     0.40%     17.42%
   Platinum Investor Survivor II                         3,333    14.83        49,411    0.84%     0.75%     17.01%
VALIC Company I - Stock Index Fund
   AG Legacy Plus                                       70,818     8.35       591,082    1.57%     0.75%      9.68%
   Corporate America                                    14,690     8.36       122,821    1.54%     0.35%     10.12%
   Platinum Investor I & II                          1,406,720    11.44    16,087,376    1.55%     0.75%      9.68%
   Platinum Investor III                             1,990,719     8.65    17,228,974    1.55%     0.70%      9.74%
   Platinum Investor FlexDirector                           87    10.55           916    0.00%     0.70%      5.46%
   Platinum Investor PLUS                               63,224    11.86       749,828    1.64%     0.70%      9.74%
   Platinum Investor Survivor                          437,170     8.35     3,650,823    1.50%     0.40%     10.07%
   Platinum Investor Survivor II                        40,549    11.04       447,627    1.55%     0.75%      9.68%
Van Kampen LIT Emerging Growth Portfolio - Class I
   AG Legacy Plus                                       11,991     4.75        56,964    0.00%     0.75%      6.23%
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus                                       13,807    12.90       178,108    4.89%     0.75%      3.39%
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II                            191,703    11.93     2,287,879    0.96%     0.75%     13.52%
   Platinum Investor III                               242,172    11.95     2,894,060    0.90%     0.70%     13.58%
   Platinum Investor FlexDirector                           32    10.83           343    0.00%     0.70%      8.26%
   Platinum Investor PLUS                               16,160    12.18       196,763    0.82%     0.70%     13.58%
   Platinum Investor Survivor                           16,686    12.05       201,015    1.03%     0.40%     13.92%
   Platinum Investor Survivor II                         6,375    11.93        76,084    0.94%     0.75%     13.52%

                                   VL-R - 91

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                     Investment
                                                                       Income    Expense    Total
Divisions                               Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
----------------------------------------------------------------------------------------------------
Vanguard VIF High Yield Bond Portfolio
   Platinum Investor I & II            100,018   $12.76   $1,276,287    7.19%     0.75%      7.71%
   Platinum Investor III               330,232    12.86    4,246,662    6.58%     0.70%      7.77%
   Platinum Investor FlexDirector           32    10.66          337    0.00%     0.70%      6.58%
   Platinum Investor PLUS               22,057    12.37      272,761    4.95%     0.70%      7.77%
   Platinum Investor Survivor           86,078    12.95    1,114,534    1.13%     0.40%      8.09%
   Platinum Investor Survivor II        23,456    12.65      296,797    2.45%     0.75%      7.71%
Vanguard VIF REIT Index Portfolio
   Corporate America                       708    22.10       15,640    4.59%     0.35%     30.06%
   Platinum Investor I & II             99,576    21.74    2,164,676    2.49%     0.75%     29.54%
   Platinum Investor III               303,258    21.75    6,594,879    2.48%     0.70%     29.60%
   Platinum Investor FlexDirector        3,849    12.10       46,590    0.00%     0.70%     21.03%
   Platinum Investor PLUS               40,045    16.36      655,114    2.42%     0.70%     29.60%
   Platinum Investor Survivor           30,818    22.06      679,778    2.05%     0.40%     29.99%
   Platinum Investor Survivor II        23,561    18.94      446,319    1.46%     0.75%     29.54%

                                   VL-R - 92

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2003 are as follows:

                                                                                         Investment
                                                                                           Income    Expense    Total
Divisions                                                   Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
------------------------------------------------------------------------------------------------------------------------
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus                                           17,769   $ 6.53   $  116,061     0.48%    0.75%     28.10%
   Corporate America                                         6,858     6.30       43,188     0.57%    0.35%     28.61%
   Platinum Investor I & II                                328,864     9.04    2,972,642     0.51%    0.75%     28.10%
   Platinum Investor III                                   120,999     7.59      917,986     0.60%    0.70%     28.16%
   Platinum Investor PLUS                                    3,813    10.50       40,027     0.82%    0.70%     28.16%
   Platinum Investor Survivor                               46,420     6.29      292,156     0.52%    0.40%     28.55%
   Platinum Investor Survivor II                             1,195    11.00       13,144     0.51%    0.75%     28.10%
AIM V.I. Premier Equity Fund - Series I
   Corporate America                                         5,993     5.92       35,462     0.30%    0.35%     24.64%
   Legacy Plus                                                  --     6.34           --     0.00%    0.75%     20.44%
   Platinum Investor I & II                                856,369     9.47    8,106,816     0.29%    0.75%     24.15%
   Platinum Investor III                                   433,128     7.04    3,047,453     0.33%    0.70%     24.21%
   Platinum Investor PLUS                                    8,904    10.21       90,916     0.46%    0.70%     24.21%
   Platinum Investor Survivor                              109,492     5.91      647,508     0.31%    0.40%     24.58%
   Platinum Investor Survivor II                             4,149     8.81       36,534     0.33%    0.75%     24.15%
Alger American Leveraged AllCap Portfolio - Class O Shares
   Platinum Investor III                                    18,007    12.05      217,007     0.00%    0.70%     20.51%
   Platinum Investor PLUS                                    1,206    12.05       14,534     0.00%    0.70%     20.51%
   Platinum Investor Survivor                                  138    12.08        1,666     0.00%    0.40%     20.75%
   Platinum Investor Survivor II                               103    12.05        1,236     0.00%    0.75%     20.47%
Alger American MidCap Growth Portfolio - Class O Shares
   Platinum Investor III                                    18,785    13.58      255,035     0.00%    0.70%     35.76%
   Platinum Investor PLUS                                      985    13.58       13,374     0.00%    0.70%     35.76%
   Platinum Investor Survivor                                2,174    13.60       29,576     0.00%    0.40%     36.03%
   Platinum Investor Survivor II                               343    13.57        4,651     0.00%    0.75%     35.72%
American Century VP Value Fund - Class I
   AG Legacy Plus                                           30,836    14.83      457,376     1.07%    0.75%     28.00%
   Corporate America                                         4,675    13.57       63,443     1.07%    0.35%     28.51%
   Platinum Investor I & II                                210,667    13.40    2,822,824     0.96%    0.75%     28.00%
   Platinum Investor III                                   369,463    13.31    4,919,113     0.80%    0.70%     28.06%
   Platinum Investor PLUS                                   20,510    11.28      231,350     0.69%    0.70%     28.06%
   Platinum Investor Survivor                               25,525    13.55      345,829     0.72%    0.40%     28.44%
   Platinum Investor Survivor II                            66,916    11.80      789,838     0.79%    0.75%     28.00%
Ayco Growth Fund
   Platinum Investor I & II                                     --     8.36           --     0.47%    0.75%     26.35%
   Platinum Investor III                                        --     8.38           --     0.52%    0.70%     26.41%
   Platinum Investor PLUS                                       --    10.23           --   120.86%    0.70%     26.41%
   Platinum Investor Survivor                                   --     8.45           --     0.86%    0.40%     26.78%
   Platinum Investor Survivor II                                --     8.89           --     0.83%    0.75%     26.35%
Credit Suisse Small Cap Growth Portfolio
   Platinum Investor I & II                                 46,817     7.43      347,984     0.00%    0.75%     47.44%
   Platinum Investor III                                   114,690     7.28      834,569     0.00%    0.70%     47.51%
   Platinum Investor PLUS                                    3,837    11.62       44,567     0.00%    0.70%     47.51%

                                   VL-R - 93

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2003 are as follows:

                                                                                        Investment
                                                                                          Income    Expense    Total
Divisions                                                  Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
-----------------------------------------------------------------------------------------------------------------------
Credit Suisse Small Cap Growth Portfolio - Continued
   Platinum Investor Survivor                               4,530   $ 7.52   $   34,045    0.00%     0.40%     47.95%
   Platinum Investor Survivor II                              749    11.01        8,249    0.00%     0.75%     47.44%
Dreyfus IP MidCap Stock Portfolio - Initial shares
   Platinum Investor I & II                                73,021    10.70      781,298    0.29%     0.75%     30.74%
   Platinum Investor III                                  161,611    10.52    1,699,951    0.30%     0.70%     30.80%
   Platinum Investor PLUS                                  11,054    11.05      122,113    0.39%     0.70%     30.80%
   Platinum Investor Survivor                              18,763    10.82      202,999    0.27%     0.40%     31.20%
   Platinum Investor Survivor II                            4,400    12.11       53,278    0.36%     0.75%     30.74%
Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Corporate America                                       12,360    10.38      128,308    0.03%     0.35%     31.23%
   Platinum Investor I & II                               405,482    12.59    5,106,276    0.03%     0.75%     30.71%
   Platinum Investor III                                  377,518     9.70    3,660,894    0.03%     0.70%     30.77%
   Platinum Investor PLUS                                  14,951    10.47      156,515    0.04%     0.70%     30.77%
   Platinum Investor Survivor                              58,620    10.37      608,130    0.04%     0.40%     31.16%
   Platinum Investor Survivor II                           43,134    11.38      490,913    0.04%     0.75%     30.71%
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America                                        7,084    12.97       91,852    4.08%     0.35%      4.58%
   Platinum Investor I & II                               351,864    12.99    4,571,955    3.97%     0.75%      4.16%
   Platinum Investor III                                  210,671    12.30    2,591,291    4.04%     0.70%      4.21%
   Platinum Investor PLUS                                  12,455    10.90      135,822    4.16%     0.70%      4.21%
   Platinum Investor Survivor                              22,659    12.96      293,621    4.08%     0.40%      4.52%
   Platinum Investor Survivor II                            4,881    10.95       53,463    4.05%     0.75%      4.16%
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus                                          13,924    10.24      142,609    2.47%     0.75%     16.78%
   Platinum Investor I & II                               194,550     9.75    1,896,730    3.14%     0.75%     16.78%
   Platinum Investor III                                  146,922     9.72    1,428,653    2.37%     0.70%     16.84%
   Platinum Investor PLUS                                   7,471    11.12       83,043    1.34%     0.70%     16.84%
   Platinum Investor Survivor                               8,861     9.86       87,351    3.52%     0.40%     17.19%
   Platinum Investor Survivor II                            7,874    10.86       85,505    2.22%     0.75%     16.78%
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus                                          37,472    10.85      406,531    0.24%     0.75%     27.24%
   Corporate America                                        5,102     9.63       49,147    0.29%     0.35%     27.75%
   Platinum Investor I & II                               275,267     9.51    2,618,131    0.26%     0.75%     27.24%
   Platinum Investor III                                  578,962     9.38    5,432,050    0.23%     0.70%     27.30%
   Platinum Investor PLUS                                  28,350    11.23      318,302    0.09%     0.70%     27.30%
   Platinum Investor Survivor                              37,768     9.62      363,221    0.54%     0.40%     27.68%
   Platinum Investor Survivor II                            8,993    11.84      106,506    0.19%     0.75%     27.24%
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus                                          53,210     9.98      531,275    1.36%     0.75%     29.06%
   Corporate America                                       19,278    10.22      197,063    1.46%     0.35%     29.57%
   Platinum Investor I & II                               301,311    10.09    3,041,231    1.46%     0.75%     29.06%
   Platinum Investor III                                  618,890    10.10    6,252,170    1.23%     0.70%     29.12%
   Platinum Investor PLUS                                  28,808    10.88      313,370    0.72%     0.70%     29.12%

                                   VL-R - 94

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2003 are as follows:

                                                                                                 Investment
                                                                                                   Income    Expense    Total
Divisions                                                          Units  Unit Value Net Assets  Ratio (a)  Ratio (b) Return (c)
--------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio - Service Class 2 -
  Continued
   Platinum Investor Survivor                                      65,789   $10.21   $671,430.00    2.70%     0.40%     29.51%
   Platinum Investor Survivor II                                   31,375    11.04       346,431    1.49%     0.75%     29.06%
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus                                                  25,346     7.93       201,055    0.10%     0.75%     31.55%
   Corporate America                                                5,536     6.72        37,208    0.10%     0.35%     32.08%
   Platinum Investor I & II                                       301,685     6.64     2,002,210    0.10%     0.75%     31.55%
   Platinum Investor III                                          806,359     6.57     5,300,495    0.09%     0.70%     31.62%
   Platinum Investor PLUS                                          35,338    10.58       373,837    0.03%     0.70%     31.62%
   Platinum Investor Survivor                                      84,756     6.71       568,779    0.20%     0.40%     32.01%
   Platinum Investor Survivor II                                   33,499     9.41       315,255    0.11%     0.75%     31.55%
Fidelity VIP Mid Cap Portfolio - Service Class 2
   Platinum Investor I & II                                        13,930    14.00       194,978    0.00%     0.75%     39.97%
   Platinum Investor III                                            7,590    14.00       106,267    0.00%     0.70%     40.01%
   Platinum Investor PLUS                                           1,083    14.00        15,161    0.00%     0.70%     40.01%
   Platinum Investor Survivor II                                      646    14.00         9,039    0.00%     0.75%     39.97%
Franklin Templeton - Franklin Small Cap Fund - Class 2
   AG Legacy Plus                                                  21,351     6.34       135,309    0.00%     0.75%     36.22%
Franklin Templeton - Franklin Small Cap Value Securities Fund -
  Class 2
   Platinum Investor I & II                                           823    13.27        10,925    0.00%     0.75%     32.71%
   Platinum Investor III                                           13,920    13.28       184,793    0.01%     0.70%     32.75%
   Platinum Investor PLUS                                           2,274    13.28        30,194    0.00%     0.70%     32.75%
   Platinum Investor Survivor                                         954    13.30        12,687    0.00%     0.40%     33.02%
   Platinum Investor Survivor II                                      407    13.27         5,400    0.00%     0.75%     32.71%
Franklin Templeton - Franklin U.S. Government Fund - Class 2
   Platinum Investor I & II                                        29,978    11.09       332,384    4.44%     0.75%      1.45%
   Platinum Investor III                                          993,247    11.10    11,023,739    4.48%     0.70%      1.50%
   Platinum Investor PLUS                                          32,257    10.74       346,310    8.97%     0.70%      1.50%
   Platinum Investor Survivor                                         307    11.17         3,422    9.35%     0.40%      1.81%
   Platinum Investor Survivor II                                    4,440    11.09        49,231    2.42%     0.75%      1.45%
Franklin Templeton - Mutual Shares Securities Fund - Class 2
   Platinum Investor I & II                                        24,270    10.88       264,074    0.65%     0.75%     24.21%
   Platinum Investor III                                          498,453    10.89     5,428,832    1.01%     0.70%     24.28%
   Platinum Investor PLUS                                           9,047    10.71        96,887    0.81%     0.70%     24.28%
   Platinum Investor Survivor                                       2,452    10.96        26,861    0.59%     0.40%     24.65%
   Platinum Investor Survivor II                                   16,089    10.88       175,057    0.99%     0.75%     24.21%
Franklin Templeton - Templeton Foreign Securities Fund - Class 2
   AG Legacy Plus                                                  13,455     8.43       113,465    1.09%     0.75%     31.23%
   Platinum Investor I & II                                        54,774    10.55       578,054    1.04%     0.75%     31.23%
   Platinum Investor III                                          514,133    10.56     5,431,242    1.63%     0.70%     31.29%
   Platinum Investor PLUS                                           4,611    10.21        47,094    0.83%     0.70%     31.29%
   Platinum Investor Survivor                                       5,955    10.63        63,285    0.15%     0.40%     31.69%
   Platinum Investor Survivor II                                   26,168    10.55       276,165    1.34%     0.75%     31.23%

                                   VL-R - 95

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2003 are as follows:

                                                                                           Investment
                                                                                             Income    Expense    Total
Divisions                                                     Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
--------------------------------------------------------------------------------------------------------------------------
Goldman Sachs Capital Growth Fund
   Platinum Investor I & II                                   14,861   $ 8.55   $  127,035    0.00%     0.75%      2.21%
   Platinum Investor III                                      16,224     8.56      138,901    0.00%     0.70%      2.22%
   Platinum Investor PLUS                                        115    10.46        1,202    0.00%     0.70%      2.22%
   Platinum Investor Survivor                                740,038     8.64    6,394,727    0.00%     0.40%      2.23%
   Platinum Investor Survivor II                             202,510     9.08    1,839,317    0.00%     0.75%      2.21%
Janus Aspen Series International Growth Portfolio - Service
  Shares
   Corporate America                                           3,219     6.78       21,839    1.12%     0.35%     34.06%
   Platinum Investor I & II                                   84,575     6.70      566,508    0.97%     0.75%     33.53%
   Platinum Investor III                                     184,544     6.65    1,227,085    0.93%     0.70%     33.60%
   Platinum Investor PLUS                                      3,647    10.66       38,856    0.94%     0.70%     33.60%
   Platinum Investor Survivor                                 35,446     6.77      240,071    1.09%     0.40%     34.00%
   Platinum Investor Survivor II                               4,343    10.53       45,738    1.20%     0.75%     33.53%
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares
   Corporate America                                           2,344     4.50       10,540    0.00%     0.35%     34.29%
   Platinum Investor I & II                                   52,305     4.44      232,264    0.00%     0.75%     33.76%
   Platinum Investor III                                     377,143     4.33    1,633,083    0.00%     0.70%     33.82%
   Platinum Investor PLUS                                      6,125    11.31       69,306    0.00%     0.70%     33.82%
   Platinum Investor Survivor                                 29,454     4.49      132,254    0.00%     0.40%     34.23%
   Platinum Investor Survivor II                                 996    10.11       10,066    0.00%     0.75%     33.76%
Janus Aspen Series Worldwide Growth Portfolio - Service
  Shares
   Corporate America                                          10,759     6.34       68,223    0.91%     0.35%     23.25%
   Platinum Investor I & II                                  128,751     6.26      806,098    0.94%     0.75%     22.76%
   Platinum Investor III                                     314,555     6.20    1,951,654    0.84%     0.70%     22.82%
   Platinum Investor PLUS                                      8,332     9.91       82,556    0.88%     0.70%     22.82%
   Platinum Investor Survivor                                 36,703     6.33      232,358    0.94%     0.40%     23.19%
   Platinum Investor Survivor II                              28,353     9.49      269,186    0.61%     0.75%     22.76%
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II                                       39    12.37          482    0.00%     0.75%     23.67%
   Platinum Investor III                                       9,332    12.37      115,457    0.00%     0.70%     23.72%
   Platinum Investor PLUS                                        139    12.37        1,723    0.00%     0.70%     23.72%
   Platinum Investor Survivor II                                 359    12.37        4,435    0.00%     0.75%     23.67%
JPMorgan Small Company Portfolio
   Platinum Investor I & II                                   24,698     9.04      223,279    0.00%     0.75%     34.96%
   Platinum Investor III                                      62,123     8.89      552,395    0.00%     0.70%     35.03%
   Platinum Investor PLUS                                      1,545    11.07       17,103    0.00%     0.70%     35.03%
   Platinum Investor Survivor                                  1,101     9.14       10,060    0.00%     0.40%     35.43%
   Platinum Investor Survivor II                                 469    11.62        5,450    0.00%     0.75%     34.96%
MFS VIT Capital Opportunities Series - Initial Class
   Corporate America                                           3,396     6.05       20,562    0.21%     0.35%     26.94%
   Platinum Investor I & II                                  123,819     5.98      740,269    0.26%     0.75%     26.44%
   Platinum Investor III                                     351,732     6.03    2,121,183    0.22%     0.70%     26.50%
   Platinum Investor PLUS                                     13,208    10.16      134,162    0.13%     0.70%     26.50%

                                   VL-R - 96

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2003 are as follows:

                                                                                                Investment
                                                                                                  Income    Expense    Total
Divisions                                                          Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
-------------------------------------------------------------------------------------------------------------------------------
MFS VIT Capital Opportunities Series - Initial Class - Continued
   Platinum Investor Survivor                                      42,350   $ 6.05   $  256,019    0.22%     0.40%     26.88%
   Platinum Investor Survivor II                                    2,444     9.26       22,624    0.23%     0.75%     26.44%
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus                                                   9,716     9.57       92,944    0.00%     0.75%     29.25%
   Corporate America                                                1,272     4.40        5,594    0.00%     0.35%     29.77%
   Platinum Investor I & II                                       707,829     9.31    6,592,132    0.00%     0.75%     29.25%
   Platinum Investor III                                          710,798     4.93    3,503,311    0.00%     0.70%     29.32%
   Platinum Investor PLUS                                          10,988    10.38      114,037    0.00%     0.70%     29.32%
   Platinum Investor Survivor                                     128,450     4.39      564,347    0.00%     0.40%     29.71%
   Platinum Investor Survivor II                                    2,081     8.93       18,588    0.00%     0.75%     29.25%
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus                                                  11,867     7.40       87,852    0.00%     0.75%     32.72%
   Corporate America                                                4,165     8.03       33,449    0.00%     0.35%     33.25%
   Platinum Investor I & II                                       118,366     7.93      938,613    0.00%     0.75%     32.72%
   Platinum Investor III                                          209,507     7.76    1,626,577    0.00%     0.70%     32.79%
   Platinum Investor PLUS                                           7,988    10.55       84,253    0.00%     0.70%     32.79%
   Platinum Investor Survivor                                      12,890     8.02      103,356    0.00%     0.40%     33.18%
   Platinum Investor Survivor II                                   20,459    10.17      208,046    0.00%     0.75%     32.72%
MFS VIT Research Series - Initial Class
   Corporate America                                                3,197     6.60       21,110    0.49%     0.35%     24.27%
   Platinum Investor I & II                                        45,499     6.52      296,621    0.62%     0.75%     23.77%
   Platinum Investor III                                          127,774     6.49      829,360    0.60%     0.70%     23.84%
   Platinum Investor PLUS                                           3,326    10.26       34,120    0.32%     0.70%     23.84%
   Platinum Investor Survivor                                      10,143     6.59       66,864    0.69%     0.40%     24.21%
   Platinum Investor Survivor II                                    3,856     9.56       36,872    0.50%     0.75%     23.77%
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus                                                 133,539     5.64      752,783    1.61%     0.75%     15.45%
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
   Corporate America                                                1,001     5.61        5,612    0.00%     0.35%     27.62%
   Platinum Investor I & II                                        51,089     5.54      282,942    0.00%     0.75%     27.11%
   Platinum Investor III                                          246,565     5.44    1,342,011    0.00%     0.70%     27.18%
   Platinum Investor PLUS                                           9,135    10.15       92,709    0.00%     0.70%     27.18%
   Platinum Investor Survivor                                      14,189     5.60       79,457    0.00%     0.40%     27.56%
   Platinum Investor Survivor II                                    6,290     9.32       58,612    0.00%     0.75%     27.11%
Neuberger Berman AMT Partners Portfolio - Class I
   AG Legacy Plus                                                  12,144     9.60      116,594    0.00%     0.75%     34.08%
Oppenheimer Balanced Fund/VA - Non-Service Shares
   Platinum Investor I & II                                             2    11.87           18    0.00%     0.75%     18.74%
   Platinum Investor III                                            5,675    11.88       67,413    0.00%     0.70%     18.78%
   Platinum Investor PLUS                                             491    11.88        5,829    0.00%     0.70%     18.78%
   Platinum Investor Survivor                                         433    11.90        5,158    0.00%     0.40%     19.02%
   Platinum Investor Survivor II                                    3,197    11.87       37,965    0.00%     0.75%     18.74%

                                   VL-R - 97

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2003 are as follows:

                                                                                         Investment
                                                                                           Income    Expense    Total
Divisions                                                   Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA - Non-Service Shares
   Platinum Investor I & II                                  2,681   $14.22   $   38,121    0.00%     0.75%     42.19%
   Platinum Investor III                                     7,964    14.22      113,286    0.00%     0.70%     42.24%
   Platinum Investor PLUS                                      254    14.22        3,614    0.00%     0.70%     42.24%
   Platinum Investor Survivor                                1,271    14.25       18,122    0.00%     0.40%     42.53%
   Platinum Investor Survivor II                               316    14.22        4,494    0.00%     0.75%     42.19%
Oppenheimer High Income Fund/VA - Non-Service Shares
   AG Legacy Plus                                            6,177    11.57       71,478    9.13%     0.75%     23.03%
PIMCO VIT Real Return Portfolio - Administrative Class
   AG Legacy Plus                                           46,648    12.95      604,251    2.34%     0.75%      8.04%
   Corporate America                                         2,415    14.29       34,504    2.87%     0.35%      8.47%
   Platinum Investor I & II                                115,773    14.11    1,633,587    2.41%     0.75%      8.04%
   Platinum Investor III                                   357,225    14.16    5,058,921    2.55%     0.70%      8.10%
   Platinum Investor PLUS                                   19,594    11.96      234,262    2.38%     0.70%      8.10%
   Platinum Investor Survivor                               55,992    14.27      798,850    2.66%     0.40%      8.42%
   Platinum Investor Survivor II                            12,541    12.12      152,019    2.32%     0.75%      8.04%
PIMCO VIT Short-Term Portfolio - Administrative Class
   Corporate America                                        15,920    11.19      178,227    1.65%     0.35%      1.69%
   Platinum Investor I & II                                198,676    11.05    2,196,210    2.23%     0.75%      1.29%
   Platinum Investor III                                   136,457    11.06    1,509,539    1.59%     0.70%      1.34%
   Platinum Investor PLUS                                    5,065    10.30       52,148    1.40%     0.70%      1.34%
   Platinum Investor Survivor                               22,482    11.18      251,288    1.66%     0.40%      1.64%
   Platinum Investor Survivor II                            29,761    10.40      309,375    1.79%     0.75%      1.29%
PIMCO VIT Total Return Portfolio - Administrative Class
   AG Legacy Plus                                           35,437    11.94      423,015    2.68%     0.75%      4.26%
   Corporate America                                         6,930    12.67       87,796    3.00%     0.35%      4.68%
   Platinum Investor I & II                                258,775    12.51    3,237,164    2.85%     0.75%      4.26%
   Platinum Investor III                                   437,126    12.57    5,495,000    2.98%     0.70%      4.31%
   Platinum Investor PLUS                                   24,496    10.96      268,413    2.72%     0.70%      4.31%
   Platinum Investor Survivor                               51,352    12.65      649,546    2.80%     0.40%      4.63%
   Platinum Investor Survivor II                            52,389    11.07      579,689    3.31%     0.75%      4.26%
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus                                            8,850    12.66      112,000    8.11%     0.75%     19.15%
   Corporate America                                       294,605    12.87    3,792,813    7.25%     0.35%     19.63%
   Platinum Investor I & II                                 89,892    12.22    1,098,789    9.11%     0.75%     19.15%
   Platinum Investor III                                    57,820    13.09      756,793    6.90%     0.70%     19.21%
   Platinum Investor PLUS                                    4,230    12.13       51,314    3.90%     0.70%     19.21%
   Platinum Investor Survivor                                4,357    12.87       56,062    8.28%     0.40%     19.57%
   Platinum Investor Survivor II                               122    12.47        1,524    0.00%     0.75%     19.15%
Putnam VT Growth and Income Fund - Class IB
   Corporate America                                       371,886    10.16    3,778,936    1.40%     0.35%     26.94%
   Platinum Investor I & II                                509,573    10.57    5,386,247    1.85%     0.75%     26.43%
   Platinum Investor III                                   467,361     9.54    4,459,408    1.57%     0.70%     26.49%
   Platinum Investor PLUS                                   13,002    10.68      138,850    1.12%     0.70%     26.49%

                                   VL-R - 98

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2003 are as follows:

                                                                                                Investment
                                                                                                  Income    Expense    Total
Divisions                                                          Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
-------------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund - Class IB - Continued
   Platinum Investor Survivor                                      70,398   $10.15   $  714,878    1.73%     0.40%     26.87%
   Platinum Investor Survivor II                                    4,092    10.48       42,897    1.32%     0.75%     26.43%
Putnam VT International Growth and Income Fund - Class IB
   Corporate America                                                1,334     9.20       12,264    0.00%     0.35%     37.37%
   Platinum Investor I & II                                       239,580    10.72    2,568,951    1.40%     0.75%     36.82%
   Platinum Investor III                                          198,598     9.49    1,884,181    1.43%     0.70%     36.89%
   Platinum Investor PLUS                                           4,529    11.15       50,500    0.85%     0.70%     36.89%
   Platinum Investor Survivor                                      43,197     9.19      396,996    2.62%     0.40%     37.30%
   Platinum Investor Survivor II                                   12,397    12.12      150,271    1.33%     0.75%     36.82%
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus                                                  25,739    15.81      407,015    0.33%     0.75%     48.53%
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                                                  15,464     4.73       73,086    0.00%     0.75%     32.17%
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                                                  48,322     5.52      266,775    0.37%     0.75%     23.98%
Safeco RST Core Equity Portfolio
   Platinum Investor I & II                                       276,177     8.77    2,421,492    0.89%     0.75%     23.85%
   Platinum Investor III                                           63,936     7.64      488,773    1.08%     0.70%     23.91%
   Platinum Investor PLUS                                             838    10.47        8,774    1.36%     0.70%     23.91%
   Platinum Investor Survivor                                      32,237     7.31      235,796    1.04%     0.40%     24.28%
   Platinum Investor Survivor II                                      187     9.24        1,733    1.11%     0.75%     23.85%
Safeco RST Growth Opportunities Portfolio
   Corporate America                                                3,371     8.87       29,895    0.00%     0.35%     42.44%
   Platinum Investor I & II                                       396,491     8.69    3,446,391    0.00%     0.75%     41.87%
   Platinum Investor III                                          120,957     9.29    1,124,048    0.00%     0.70%     41.95%
   Platinum Investor PLUS                                           3,567    10.04       35,811    0.00%     0.70%     41.95%
   Platinum Investor Survivor                                      17,018     8.86      150,834    0.00%     0.40%     42.37%
   Platinum Investor Survivor II                                   23,243    10.41      242,035    0.00%     0.75%     41.87%
Scudder VIT EAFE Equity Index Fund - Class A
   Legacy Plus                                                         --     8.30           --    0.00%     0.75%     32.36%
Scudder VIT Equity 500 Index Fund - Class A
   Legacy Plus                                                      1,670     9.25       15,448    1.15%     0.75%     27.20%
SunAmerica - Aggressive Growth Portfolio - Class 1
   Platinum Investor I & II                                         7,575     9.99       75,636    0.00%     0.75%     27.50%
   Platinum Investor III                                           14,418     9.99      144,087    0.00%     0.70%     27.56%
   Platinum Investor PLUS                                           1,974    10.61       20,949    0.00%     0.70%     27.56%
   Platinum Investor Survivor II                                      329     9.99        3,284    0.00%     0.75%     27.50%
SunAmerica - SunAmerica Balanced Portfolio - Class 1
   Platinum Investor I & II                                           195    10.11        1,968    2.38%     0.75%     14.26%
   Platinum Investor III                                           28,434    10.12      287,813    2.66%     0.70%     14.31%
   Platinum Investor PLUS                                           6,452    10.44       67,366    3.13%     0.70%     14.31%
   Platinum Investor Survivor II                                      407    10.11        4,119    0.00%     0.75%     14.26%

                                   VL-R - 99

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2003 are as follows:

                                                                               Investment
                                                                                 Income    Expense    Total
Divisions                                       Units   Unit Value Net Assets  Ratio (a)  Ratio (b) Return (c)
--------------------------------------------------------------------------------------------------------------
UIF Equity Growth Portfolio - Class I
   Platinum Investor I & II                     326,206   $ 9.60   $ 3,130,767    0.00%     0.75%     23.99%
   Platinum Investor III                         66,650     6.44       429,207    0.00%     0.70%     24.06%
   Platinum Investor PLUS                         1,975    10.26        20,256    0.00%     0.70%     24.06%
   Platinum Investor Survivor                    30,141     6.12       184,561    0.00%     0.40%     24.43%
   Platinum Investor Survivor II                    141     9.06         1,280    0.00%     0.75%     23.99%
UIF High Yield Portfolio - Class I
   Platinum Investor I & II                     126,400    10.25     1,295,523    0.00%     0.75%     24.77%
   Platinum Investor III                         20,941    10.62       222,461    0.00%     0.70%     24.83%
   Platinum Investor PLUS                           432    11.86         5,121    0.00%     0.70%     24.83%
   Platinum Investor Survivor                    24,802     9.93       246,395    0.00%     0.40%     25.21%
   Platinum Investor Survivor II                  3,683    11.58        42,672    0.00%     0.75%     24.77%
VALIC Company I - International Equities Fund
   AG Legacy Plus                                14,398     7.02       101,091    1.46%     0.75%     28.67%
   Platinum Investor I & II                     122,430     9.01     1,102,745    1.35%     0.75%     28.67%
   Platinum Investor III                         67,471     7.79       525,299    1.44%     0.70%     28.73%
   Platinum Investor PLUS                         3,724    10.19        37,962    2.18%     0.70%     28.73%
   Platinum Investor Survivor                    12,165     6.88        83,664    1.61%     0.40%     29.12%
   Platinum Investor Survivor II                    347    10.60         3,680    1.13%     0.75%     28.67%
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus                                19,915    11.17       222,472    0.66%     0.75%     34.11%
   Corporate America                              6,985    12.09        84,411    0.67%     0.35%     34.65%
   Platinum Investor I & II                     473,968    16.56     7,850,709    0.65%     0.75%     34.11%
   Platinum Investor III                        355,307    10.88     3,864,025    0.67%     0.70%     34.18%
   Platinum Investor PLUS                        15,183    11.20       169,998    0.77%     0.70%     34.18%
   Platinum Investor Survivor                    65,007    12.08       785,117    0.67%     0.40%     34.58%
   Platinum Investor Survivor II                 34,488    12.22       421,438    0.63%     0.75%     34.11%
VALIC Company I - Money Market I Fund
   AG Legacy Plus                                54,423    10.51       572,075    0.59%     0.75%     -0.15%
   Corporate America                              5,236    10.89        57,007    0.20%     0.35%      0.25%
   Legacy Plus                                    1,003    11.07        11,107    0.60%     0.75%     -0.15%
   Platinum Investor I & II                   1,187,067    11.59    13,752,956    0.59%     0.75%     -0.15%
   Platinum Investor III                      1,157,750    10.43    12,072,544    0.64%     0.70%     -0.10%
   Platinum Investor PLUS                        98,210    10.02       983,952    0.77%     0.70%     -0.10%
   Platinum Investor Survivor                   380,198    10.88     4,136,738    0.58%     0.40%      0.20%
   Platinum Investor Survivor II                506,784    10.05     5,091,299    0.62%     0.75%     -0.15%
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II                     175,463     4.44       778,806    0.00%     0.75%     48.16%
   Platinum Investor III                        458,384     4.36     1,998,388    0.00%     0.70%     48.24%
   Platinum Investor PLUS                         5,849    12.50        73,115    0.00%     0.70%     48.24%
   Platinum Investor Survivor                    20,392     4.49        91,524    0.00%     0.40%     48.68%
   Platinum Investor Survivor II                    162     9.41         1,520    0.00%     0.75%     48.16%


                                  VL-R - 100

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2003 are as follows:

                                                                                      Investment
                                                                                        Income    Expense    Total
Divisions                                              Units   Unit Value Net Assets  Ratio (a)  Ratio (b) Return (c)
---------------------------------------------------------------------------------------------------------------------
VALIC Company I - Science & Technology Fund
   Platinum Investor I & II                             49,200   $ 3.95   $   194,220    0.00%     0.75%     50.34%
   Platinum Investor III                               164,694     3.91       644,460    0.00%     0.70%     50.42%
   Platinum Investor PLUS                                2,392    12.13        29,006    0.00%     0.70%     50.42%
   Platinum Investor Survivor                           13,270     3.99        52,968    0.00%     0.40%     50.87%
   Platinum Investor Survivor II                           702     9.11         6,393    0.00%     0.75%     50.34%
VALIC Company I - Small Cap Index Fund
   Corporate America                                     4,923    11.46        56,403    0.54%     0.35%     45.95%
   Platinum Investor I & II                            132,279    11.31     1,496,516    0.51%     0.75%     45.37%
   Platinum Investor III                               150,669    11.13     1,677,464    0.50%     0.70%     45.44%
   Platinum Investor PLUS                                7,881    11.78        92,804    0.50%     0.70%     45.44%
   Platinum Investor Survivor                           26,367    11.44       301,623    0.51%     0.40%     45.88%
   Platinum Investor Survivor II                         1,939    12.67        24,572    0.55%     0.75%     45.37%
VALIC Company I - Stock Index Fund
   AG Legacy Plus                                       40,926     7.61       311,432    1.31%     0.75%     27.24%
   Corporate America                                    14,966     7.59       113,624    1.35%     0.35%     27.75%
   Platinum Investor I & II                          1,600,529    10.43    16,687,793    1.31%     0.75%     27.24%
   Platinum Investor III                             2,468,374     7.89    19,467,096    1.39%     0.70%     27.31%
   Platinum Investor PLUS                               42,167    10.81       455,713    1.42%     0.70%     27.31%
   Platinum Investor Survivor                          685,168     7.59     5,198,479    1.33%     0.40%     27.69%
   Platinum Investor Survivor II                       172,218    10.06     1,733,298    1.28%     0.75%     27.24%
Van Kampen LIT Emerging Growth Portfolio - Class I
   AG Legacy Plus                                       13,282     4.47        59,393    0.00%     0.75%     26.39%
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus                                       13,082    12.48       163,224    4.12%     0.75%      0.99%
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II                            178,503    10.51     1,876,564    0.86%     0.75%     27.07%
   Platinum Investor III                               155,250    10.52     1,633,472    0.92%     0.70%     27.14%
   Platinum Investor PLUS                                9,593    10.72       102,840    0.39%     0.70%     27.14%
   Platinum Investor Survivor                           15,154    10.57       160,247    1.05%     0.40%     27.52%
   Platinum Investor Survivor II                         4,494    10.51        47,245    0.19%     0.75%     27.07%
Vanguard VIF High Yield Bond Portfolio
   Platinum Investor I & II                             73,461    11.85       870,269    5.46%     0.75%     16.00%
   Platinum Investor III                               203,425    11.93     2,427,400    4.89%     0.70%     16.05%
   Platinum Investor PLUS                                9,286    11.47       106,560    3.50%     0.70%     16.05%
   Platinum Investor Survivor                           71,234    11.98       853,280    6.64%     0.40%     16.40%
   Platinum Investor Survivor II                         3,152    11.75        37,022    4.95%     0.75%     16.00%
Vanguard VIF REIT Index Portfolio
   Corporate America                                     3,843    17.00        65,316    4.03%     0.35%     35.01%
   Platinum Investor I & II                             79,522    16.78     1,334,528    3.21%     0.75%     34.47%
   Platinum Investor III                               239,528    16.78     4,019,190    3.13%     0.70%     34.54%
   Platinum Investor PLUS                               14,257    12.62       179,968    3.25%     0.70%     34.54%
   Platinum Investor Survivor                           21,216    16.97       360,003    3.42%     0.40%     34.94%
   Platinum Investor Survivor II                         9,515    14.62       139,141    2.95%     0.75%     34.47%


                                  VL-R - 101

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2002 are as follows:

                                                                                 Investment
                                                                                   Income    Expense    Total
Divisions                                           Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
----------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund - Series I
   The One VUL Solution                                 --   $ 4.77   $       --    0.00%     0.75%     -24.92%
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus                                   22,776     5.10      116,132    0.77%     0.75%     -16.30%
   Corporate America                                 5,928     4.90       29,029    0.16%     0.35%     -15.97%
   Platinum Investor I & II                        368,831     7.06    2,602,616    0.60%     0.75%     -16.30%
   Platinum Investor III                            77,922     5.92      461,268    0.76%     0.70%     -16.26%
   Platinum Investor PLUS                              480     8.19        3,927    0.81%     0.70%       0.00%
   Platinum Investor Survivor                       50,094     4.90      245,264    0.63%     0.40%     -16.01%
   Platinum Investor Survivor II                     1,368     8.59       11,750    1.20%     0.75%       0.00%
   The One VUL Solution                                 --     4.65           --    1.13%     0.75%     -16.31%
AIM V.I. Premier Equity Fund - Series I
   Corporate America                                 6,136     4.75       29,131    0.07%     0.35%     -30.50%
   Legacy Plus                                           1     5.27            3    0.00%     0.75%     -30.78%
   Platinum Investor I & II                        957,563     7.63    7,301,703    0.32%     0.75%     -30.78%
   Platinum Investor III                           347,063     5.66    1,965,988    0.44%     0.70%     -30.75%
   Platinum Investor PLUS                            1,706     8.22       14,024    0.81%     0.70%       0.00%
   Platinum Investor Survivor                      105,247     4.75      499,599    0.34%     0.40%     -30.54%
   Platinum Investor Survivor II                     3,438     7.09       24,384    0.80%     0.75%       0.00%
American Century VP Value Fund - Class I
   AG Legacy Plus                                   32,212    11.59      373,282    0.85%     0.75%     -13.27%
   Corporate America                                 5,131    10.56       54,184    0.56%     0.35%     -12.93%
   Platinum Investor I & II                        180,166    10.47    1,886,100    0.79%     0.75%     -13.27%
   Platinum Investor III                           221,601    10.40    2,303,966    0.59%     0.70%     -13.23%
   Platinum Investor PLUS                            4,788     8.81       42,174    0.00%     0.70%       0.00%
   Platinum Investor Survivor                       12,625    10.55      133,175    0.91%     0.40%     -12.97%
   Platinum Investor Survivor II                    42,508     9.22      391,994    0.01%     0.75%       0.00%
Ayco Growth Fund
   Platinum Investor I & II                         29,066     6.62      192,386    0.35%     0.75%     -29.83%
   Platinum Investor III                            30,148     6.63      199,755    0.39%     0.70%     -29.80%
   Platinum Investor PLUS                                1     8.10            7    0.00%     0.70%       0.00%
   Platinum Investor Survivor                      789,598     6.67    5,264,612    0.32%     0.40%     -29.58%
   Platinum Investor Survivor II                   222,735     7.03    1,566,422    0.72%     0.75%       0.00%
Credit Suisse Small Cap Growth Portfolio
   Platinum Investor I & II                         35,231     5.04      177,610    0.00%     0.75%     -34.19%
   Platinum Investor III                            51,587     4.93      254,477    0.00%     0.70%     -34.15%
   Platinum Investor PLUS                              871     7.87        6,859    0.00%     0.70%       0.00%
   Platinum Investor Survivor                        3,366     5.08       17,097    0.00%     0.40%     -33.96%
   Platinum Investor Survivor II                       124     7.47          929    0.00%     0.75%       0.00%
Dreyfus IP MidCap Stock Portfolio - Initial shares
   Platinum Investor I & II                         63,006     8.18      515,639    0.34%     0.75%     -13.15%
   Platinum Investor III                           121,203     8.04      974,668    0.41%     0.70%     -13.10%
   Platinum Investor PLUS                            3,019     8.45       25,502    0.58%     0.70%       0.00%
   Platinum Investor Survivor                       20,439     8.25      168,544    0.34%     0.40%     -12.84%


                                  VL-R - 102

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2002 are as follows:

                                                                                             Investment
                                                                                               Income    Expense    Total
Divisions                                                       Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
----------------------------------------------------------------------------------------------------------------------------
Dreyfus IP MidCap Stock Portfolio - Initial shares - Continued
   Platinum Investor Survivor II                                 1,861   $ 9.26   $   17,237    0.63%     0.75%       0.00%
Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Corporate America                                            10,128     7.91       80,120    0.05%     0.35%     -19.41%
   Platinum Investor I & II                                    426,312     9.63    4,107,348    0.05%     0.75%     -19.73%
   Platinum Investor III                                       271,074     7.42    2,010,122    0.05%     0.70%     -19.69%
   Platinum Investor PLUS                                        4,300     8.01       34,423    0.03%     0.70%       0.00%
   Platinum Investor Survivor                                  161,430     7.91    1,276,781    0.07%     0.40%     -19.45%
   Platinum Investor Survivor II                                19,192     8.71      167,114    0.05%     0.75%       0.00%
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America                                             7,235    12.40       89,712    4.91%     0.35%       7.39%
   Platinum Investor I & II                                    434,524    12.47    5,420,598    4.83%     0.75%       6.96%
   Platinum Investor III                                       153,439    11.80    1,811,076    5.31%     0.70%       7.01%
   Platinum Investor PLUS                                        4,878    10.46       51,041    1.39%     0.70%       0.00%
   Platinum Investor Survivor                                   19,599    12.40      242,975    5.20%     0.40%       7.33%
   Platinum Investor Survivor II                                 3,457    10.52       36,349    4.29%     0.75%       0.00%
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus                                                8,505     8.77       74,595    3.64%     0.75%      -9.71%
   Platinum Investor I & II                                    174,156     8.35    1,453,875    0.54%     0.75%      -9.71%
   Platinum Investor III                                        79,608     8.32      662,518    2.09%     0.70%      -9.66%
   Platinum Investor PLUS                                        1,718     9.51       16,348    0.00%     0.70%       0.00%
   Platinum Investor Survivor                                    8,463     8.41       71,189    2.40%     0.40%      -9.39%
   Platinum Investor Survivor II                                 4,060     9.30       37,752    0.00%     0.75%       0.00%
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus                                               25,788     8.53      219,877    0.37%     0.75%     -10.28%
   Corporate America                                             4,783     7.54       36,062    0.48%     0.35%      -9.92%
   Platinum Investor I & II                                    243,910     7.48    1,823,252    0.62%     0.75%     -10.28%
   Platinum Investor III                                       301,956     7.37    2,225,469    0.41%     0.70%     -10.24%
   Platinum Investor PLUS                                        4,180     8.82       36,867    0.00%     0.70%       0.00%
   Platinum Investor Survivor                                  272,383     7.53    2,051,592    0.66%     0.40%      -9.97%
   Platinum Investor Survivor II                                 4,002     9.31       37,252    0.00%     0.75%       0.00%
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus                                               39,899     7.74      308,675    1.20%     0.75%     -17.77%
   Corporate America                                            17,330     7.89      136,717    0.96%     0.35%     -17.44%
   Platinum Investor I & II                                    264,111     7.82    2,065,557    1.52%     0.75%     -17.77%
   Platinum Investor III                                       359,047     7.82    2,809,110    1.23%     0.70%     -17.73%
   Platinum Investor PLUS                                        6,741     8.42       56,792    0.00%     0.70%       0.00%
   Platinum Investor Survivor                                  262,426     7.88    2,068,007    1.54%     0.40%     -17.48%
   Platinum Investor Survivor II                                28,086     8.56      240,289    0.10%     0.75%       0.00%
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus                                               21,662     6.03      130,618    0.19%     0.75%     -30.82%
   Corporate America                                             4,366     5.09       22,219    0.10%     0.35%     -30.54%
   Platinum Investor I & II                                    305,211     5.04    1,539,790    0.12%     0.75%     -30.82%
   Platinum Investor III                                       528,324     4.99    2,638,612    0.10%     0.70%     -30.78%


                                  VL-R - 103

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2002 are as follows:

                                                                                             Investment
                                                                                               Income    Expense    Total
Divisions                                                       Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio - Service Class 2 - Continued
   Platinum Investor PLUS                                        6,371   $ 8.04   $   51,207    0.00%     0.70%       0.00%
   Platinum Investor Survivor                                  404,293     5.08    2,055,203    0.29%     0.40%     -30.57%
   Platinum Investor Survivor II                                30,554     7.15      218,579    0.00%     0.75%       0.00%
Franklin Templeton - Franklin Small Cap Fund - Class 2
   AG Legacy Plus                                               19,916     4.65       92,656    0.37%     0.75%     -29.22%
   The One VUL Solution                                             --     4.23           --    0.30%     0.75%     -29.22%
Franklin Templeton - Franklin U.S. Government Fund - Class 2
   Platinum Investor I & II                                     19,378    10.93      211,781    0.20%     0.75%       0.00%
   Platinum Investor III                                       765,913    10.93    8,374,946   22.84%     0.70%       0.00%
   Platinum Investor PLUS                                        1,443    10.58       15,262    0.00%     0.70%       0.00%
   Platinum Investor Survivor                                   25,055    10.97      274,784    0.00%     0.40%       0.00%
   Platinum Investor Survivor II                                   372    10.93        4,064    0.00%     0.75%       0.00%
Franklin Templeton - Mutual Shares Securities Fund - Class 2
   Platinum Investor I & II                                     12,404     8.76      108,650    1.85%     0.75%       0.00%
   Platinum Investor III                                       485,325     8.76    4,253,340    0.00%     0.70%       0.00%
   Platinum Investor PLUS                                        2,794     8.62       24,079    0.00%     0.70%       0.00%
   Platinum Investor Survivor                                    1,068     8.79        9,384    0.00%     0.40%       0.00%
   Platinum Investor Survivor II                                 8,126     8.76       71,181    0.76%     0.75%       0.00%
Franklin Templeton - Templeton Developing Markets
Securities Fund - Class 2
   The One VUL Solution                                             --     6.18           --    2.91%     0.75%      -0.89%
Franklin Templeton - Templeton Foreign Securities Fund - Class
  2
   AG Legacy Plus                                                6,595     6.43       42,380    2.31%     0.75%     -19.17%
   Platinum Investor I & II                                      7,590     8.04       61,042    0.76%     0.75%       0.00%
   Platinum Investor III                                       517,539     8.05    4,164,199    0.01%     0.70%       0.00%
   Platinum Investor PLUS                                        1,105     7.78        8,596    0.00%     0.70%       0.00%
   Platinum Investor Survivor                                      595     8.07        4,799    0.00%     0.40%       0.00%
   Platinum Investor Survivor II                                 9,504     8.04       76,434    1.64%     0.75%       0.00%
Janus Aspen Series International Growth Portfolio - Service
  Shares
   Corporate America                                             1,873     5.06        9,478    0.94%     0.35%     -26.02%
   Platinum Investor I & II                                     77,304     5.02      387,785    0.72%     0.75%     -26.31%
   Platinum Investor III                                       130,384     4.98      648,942    0.79%     0.70%     -26.28%
   Platinum Investor PLUS                                        1,057     7.98        8,431    0.62%     0.70%       0.00%
   Platinum Investor Survivor                                   25,566     5.05      129,225    0.79%     0.40%     -26.05%
   Platinum Investor Survivor II                                10,266     7.89       80,958    1.54%     0.75%       0.00%
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares
   Corporate America                                             2,135     3.35        7,151    0.00%     0.35%     -28.37%
   Platinum Investor I & II                                     50,819     3.32      168,710    0.00%     0.75%     -28.66%
   Platinum Investor III                                       257,635     3.24      833,628    0.00%     0.70%     -28.62%
   Platinum Investor PLUS                                        1,532     8.45       12,952    0.00%     0.70%       0.00%
   Platinum Investor Survivor                                   14,436     3.35       48,291    0.00%     0.40%     -28.41%
Janus Aspen Series Worldwide Growth Portfolio - Service
  Shares
   Corporate America                                             8,060     5.14       41,468    0.79%     0.35%     -25.97%
   Platinum Investor I & II                                    154,176     5.10      786,343    0.86%     0.75%     -26.26%


                                  VL-R - 104

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2002 are as follows:

                                                                                   Investment
                                                                                     Income    Expense    Total
Divisions                                             Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Worldwide Growth Portfolio -
Service Shares - Continued
   Platinum Investor III                             206,199   $5.05    $1,041,675    0.76%     0.70%     -26.23%
   Platinum Investor PLUS                              1,138    8.07         9,184    0.70%     0.70%       0.00%
   Platinum Investor Survivor                         21,524    5.14       110,615    0.71%     0.40%     -26.00%
   Platinum Investor Survivor II                      14,644    7.73       113,257    0.83%     0.75%       0.00%
JPMorgan Small Company Portfolio
   Platinum Investor I & II                           14,260    6.70        95,522    0.21%     0.75%     -22.24%
   Platinum Investor III                              32,094    6.59       211,344    0.17%     0.70%     -22.20%
   Platinum Investor PLUS                                 83    8.20           678    0.00%     0.70%       0.00%
   Platinum Investor Survivor                          1,804    6.75        12,176    0.26%     0.40%     -21.96%
   Platinum Investor Survivor II                         116    8.61           998    0.00%     0.75%       0.00%
MFS VIT Capital Opportunities Series - Initial Class
   Corporate America                                   3,029    4.77        14,449    0.05%     0.35%     -29.94%
   Platinum Investor I & II                          138,353    4.73       654,212    0.04%     0.75%     -30.22%
   Platinum Investor III                             261,521    4.77     1,246,756    0.05%     0.70%     -30.18%
   Platinum Investor PLUS                              1,935    8.03        15,536    0.00%     0.70%       0.00%
   Platinum Investor Survivor                         38,315    4.76       182,558    0.06%     0.40%     -29.97%
   Platinum Investor Survivor II                       1,984    7.32        14,526    0.01%     0.75%       0.00%
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus                                      7,536    7.40        55,771    3.14%     0.75%     -32.52%
   Corporate America                                   1,471    3.39         4,984    0.00%     0.35%     -33.99%
   Platinum Investor I & II                          734,536    7.21     5,292,534    0.00%     0.75%     -34.26%
   Platinum Investor III                             407,316    3.81     1,552,389    0.00%     0.70%     -34.22%
   Platinum Investor PLUS                              1,418    8.03        11,383    0.00%     0.70%       0.00%
   Platinum Investor Survivor                        112,158    3.39       379,908    0.00%     0.40%     -34.02%
   Platinum Investor Survivor II                         978    6.91         6,758    0.00%     0.75%       0.00%
MFS VIT Investors Trust Series - Initial Class
   The One VUL Solution                                   --    6.78            --    0.75%     0.75%     -21.56%
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus                                      7,546    5.58        42,092    0.00%     0.75%     -32.14%
   Corporate America                                   3,836    6.03        23,116    0.00%     0.35%     -31.87%
   Platinum Investor I & II                          109,936    5.97       656,847    0.00%     0.75%     -32.14%
   Platinum Investor III                             128,296    5.85       750,133    0.00%     0.70%     -32.11%
   Platinum Investor PLUS                              2,463    7.94        19,562    0.00%     0.70%       0.00%
   Platinum Investor Survivor                          6,447    6.02        38,816    0.00%     0.40%     -31.90%
   Platinum Investor Survivor II                      18,384    7.66       140,857    0.00%     0.75%       0.00%
MFS VIT Research Series - Initial Class
   Corporate America                                   2,002    5.31        10,636    0.19%     0.35%     -24.80%
   Platinum Investor I & II                           43,887    5.27       231,157    0.25%     0.75%     -25.10%
   Platinum Investor III                              95,980    5.24       503,077    0.25%     0.70%     -25.06%
   Platinum Investor PLUS                                444    8.28         3,676    0.00%     0.70%       0.00%
   Platinum Investor Survivor                          9,598    5.31        50,938    0.31%     0.40%     -24.84%
   Platinum Investor Survivor II                       2,335    7.73        18,040    0.64%     0.75%       0.00%


                                  VL-R - 105

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2002 are as follows:

                                                                                      Investment
                                                                                        Income    Expense    Total
Divisions                                                Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
---------------------------------------------------------------------------------------------------------------------
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus                                       136,071   $ 4.88   $  664,385    1.55%     0.75%      -8.30%
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
   Platinum Investor I & II                              57,765     4.36      251,677    0.00%     0.75%     -29.87%
   Platinum Investor III                                171,461     4.28      733,802    0.00%     0.70%     -29.83%
   Platinum Investor PLUS                                 1,371     7.98       10,937    0.00%     0.70%       0.00%
   Platinum Investor Survivor                           175,271     4.39      769,462    0.00%     0.40%     -29.62%
   Platinum Investor Survivor II                          2,862     7.33       20,977    0.00%     0.75%       0.00%
Neuberger Berman AMT Partners Portfolio - Class I
   AG Legacy Plus                                        11,767     7.16       84,258    0.73%     0.75%     -24.71%
One Group Investment Trust Equity Index Portfolio
   The One VUL Solution                                      --     6.19           --    0.00%     0.75%     -23.06%
One Group Investment Trust Large Cap Growth Portfolio
   The One VUL Solution                                      --     4.33           --    0.00%     0.75%     -29.01%
One Group Investment Trust Mid Cap Growth Portfolio
   The One VUL Solution                                      --     6.71           --    0.00%     0.75%     -20.73%
Oppenheimer High Income Fund/VA - Non-Service Shares
   AG Legacy Plus                                        11,744     9.40      110,445    9.93%     0.75%      -3.12%
   The One VUL Solution                                      --     8.41           --   20.28%     0.75%      -3.13%
PIMCO VIT Real Return Portfolio - Administrative Class
   AG Legacy Plus                                        32,681    11.99      391,822    4.15%     0.75%      16.92%
   Corporate America                                      3,026    13.17       39,867    4.70%     0.35%       0.00%
   Platinum Investor I & II                             190,024    13.06    2,481,720    5.95%     0.75%      16.92%
   Platinum Investor III                                174,421    13.10    2,285,113    4.20%     0.70%      16.98%
   Platinum Investor PLUS                                 5,160    11.06       57,074    0.74%     0.70%       0.00%
   Platinum Investor Survivor                            61,007    13.16      802,807    4.30%     0.40%      17.33%
   Platinum Investor Survivor II                          5,707    11.22       64,033    4.48%     0.75%       0.00%
PIMCO VIT Short-Term Portfolio - Administrative Class
   Corporate America                                      6,727    11.01       74,053    2.92%     0.35%       2.66%
   Platinum Investor I & II                              80,480    10.91      878,341    2.93%     0.75%       2.25%
   Platinum Investor III                                 86,224    10.92      941,253    2.89%     0.70%       2.30%
   Platinum Investor PLUS                                   560    10.16        5,689    0.71%     0.70%       0.00%
   Platinum Investor Survivor                            17,021    11.00      187,177    2.44%     0.40%       2.61%
   Platinum Investor Survivor II                         34,758    10.26      356,732    3.78%     0.75%       0.00%
PIMCO VIT Total Return Portfolio - Administrative Class
   AG Legacy Plus                                        25,099    11.45      287,373    4.25%     0.75%       8.27%
   Corporate America                                      4,850    12.10       58,703    4.47%     0.35%       8.71%
   Platinum Investor I & II                             276,366    12.00    3,315,961    4.25%     0.75%       8.27%
   Platinum Investor III                                301,969    12.05    3,639,057    4.27%     0.70%       8.33%
   Platinum Investor PLUS                                 4,990    10.50       52,417    1.45%     0.70%       0.00%
   Platinum Investor Survivor                            51,588    12.09      623,682    3.98%     0.40%       8.65%
   Platinum Investor Survivor II                         43,725    10.61      464,046    5.29%     0.75%       0.00%


                                  VL-R - 106

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2002 are as follows:

                                                                                        Investment
                                                                                          Income    Expense    Total
Divisions                                                  Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
-----------------------------------------------------------------------------------------------------------------------
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus                                           7,901   $10.62   $   83,918    8.29%     0.75%       5.11%
   Corporate America                                      190,178    10.76    2,046,636    5.68%     0.35%       5.53%
   Platinum Investor I & II                               100,097    10.26    1,026,852    9.81%     0.75%       5.11%
   Platinum Investor III                                   34,162    10.98      375,082    7.36%     0.70%       5.17%
   Platinum Investor PLUS                                     246    10.18        2,502    0.00%     0.70%       0.00%
   Platinum Investor Survivor                               4,759    10.76       51,212    8.76%     0.40%       5.48%
Putnam VT Growth and Income Fund - Class IB
   Corporate America                                      234,304     8.01    1,875,663    1.01%     0.35%     -19.27%
   Platinum Investor I & II                               556,852     8.36    4,655,525    1.65%     0.75%     -19.59%
   Platinum Investor III                                  326,752     7.54    2,464,769    1.35%     0.70%     -19.55%
   Platinum Investor PLUS                                   3,645     8.44       30,768    0.00%     0.70%       0.00%
   Platinum Investor Survivor                              68,750     8.00      550,273    1.54%     0.40%     -19.31%
   Platinum Investor Survivor II                            2,240     8.29       18,571    0.00%     0.75%       0.00%
Putnam VT International Growth and Income Fund - Class IB
   Platinum Investor I & II                               235,399     7.84    1,844,874    0.53%     0.75%     -14.41%
   Platinum Investor III                                  135,756     6.93      940,907    0.51%     0.70%     -14.37%
   Platinum Investor PLUS                                     682     8.15        5,553    0.00%     0.70%       0.00%
   Platinum Investor Survivor                             230,768     6.69    1,544,705    0.76%     0.40%     -14.11%
   Platinum Investor Survivor II                           12,013     8.86      106,432    0.53%     0.75%       0.00%
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus                                          24,600    10.65      261,902    0.23%     0.75%     -18.88%
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                                          14,678     3.58       52,485    0.00%     0.75%     -31.12%
   The One VUL Solution                                        --     3.97           --    0.00%     0.75%     -31.12%
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                                          47,406     4.45      211,102    0.59%     0.75%     -27.08%
Safeco RST Core Equity Portfolio
   Platinum Investor I & II                               332,477     7.08    2,353,833    0.83%     0.75%     -26.46%
   Platinum Investor III                                   48,012     6.17      296,218    1.53%     0.70%     -26.43%
   Platinum Investor PLUS                                     291     8.45        2,455    1.58%     0.70%       0.00%
   Platinum Investor Survivor                              27,186     5.89      160,003    1.28%     0.40%     -26.20%
   Platinum Investor Survivor II                              145     7.46        1,081    2.53%     0.75%       0.00%
Safeco RST Growth Opportunities Portfolio
   Corporate America                                        3,445     6.23       21,447    0.00%     0.35%     -37.89%
   Platinum Investor I & II                               445,419     6.13    2,728,943    0.00%     0.75%     -38.14%
   Platinum Investor III                                  105,618     6.55      691,469    0.00%     0.70%     -38.11%
   Platinum Investor PLUS                                   1,743     7.07       12,330    0.00%     0.70%       0.00%
   Platinum Investor Survivor                              30,017     6.23      186,867    0.00%     0.40%     -37.92%
   Platinum Investor Survivor II                           12,647     7.34       92,822    0.00%     0.75%       0.00%
Scudder International Portfolio
   The One VUL Solution                                        --     5.42           --    0.87%     0.75%     -14.13%
Scudder Small Cap Value Portfolio
   The One VUL Solution                                        --    10.75           --    0.79%     0.75%     -12.01%


                                  VL-R - 107

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2002 are as follows:

                                                                                   Investment
                                                                                     Income    Expense    Total
Divisions                                             Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
------------------------------------------------------------------------------------------------------------------
Scudder VIT EAFE Equity Index Fund - Class A
   Legacy Plus                                            --   $ 6.27   $       --    0.00%     0.75%     -22.13%
Scudder VIT Equity 500 Index Fund - Class A
   Legacy Plus                                         1,610     7.27       11,703    0.15%     0.75%     -22.86%
SunAmerica - Aggressive Growth Portfolio - Class 1
   Platinum Investor I & II                              108     7.83          842    0.00%     0.75%       0.00%
   Platinum Investor III                               2,070     7.83       16,214    0.24%     0.70%       0.00%
   Platinum Investor PLUS                                124     8.32        1,030    0.00%     0.70%       0.00%
SunAmerica - SunAmerica Balanced Portfolio - Class 1
   Platinum Investor I & II                               16     8.85          143    0.00%     0.75%       0.00%
   Platinum Investor III                               8,391     8.85       74,301    2.13%     0.70%       0.00%
   Platinum Investor PLUS                              2,001     9.13       18,277    0.00%     0.70%       0.00%
UIF Equity Growth Portfolio - Class I
   Legacy Plus                                            --     7.69           --    0.00%     0.75%     -28.40%
   Platinum Investor I & II                          381,798     7.74    2,955,218    0.15%     0.75%     -28.40%
   Platinum Investor III                              49,604     5.19      257,495    0.22%     0.70%     -28.37%
   Platinum Investor PLUS                                133     8.27        1,099    0.36%     0.70%       0.00%
   Platinum Investor Survivor                         49,021     4.92      241,240    0.17%     0.40%     -28.15%
   Platinum Investor Survivor II                          99     7.31          726    0.00%     0.75%       0.00%
UIF High Yield Portfolio - Class I
   Platinum Investor I & II                          128,628     8.21    1,056,625    7.67%     0.75%      -7.96%
   Platinum Investor III                              13,440     8.51      114,370   10.10%     0.70%      -7.92%
   Platinum Investor PLUS                                  0     9.50            1    0.00%     0.70%       0.00%
   Platinum Investor Survivor                         23,236     7.93      184,358    8.91%     0.40%      -7.64%
   Platinum Investor Survivor II                       2,195     9.28       20,376   19.91%     0.75%       0.00%
VALIC Company I - International Equities Fund
   AG Legacy Plus                                     11,056     5.46       60,328    0.64%     0.75%     -19.40%
   Platinum Investor I & II                          133,568     7.00      935,013    0.36%     0.75%     -19.40%
   Platinum Investor III                              43,063     6.05      260,439    0.40%     0.70%     -19.36%
   Platinum Investor PLUS                                 57     7.92          453    0.00%     0.70%       0.00%
   Platinum Investor Survivor                         13,500     5.33       71,906    0.42%     0.40%     -19.11%
   Platinum Investor Survivor II                         280     8.24        2,305    0.93%     0.75%       0.00%
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus                                     17,425     8.33      145,149    0.99%     0.75%     -15.54%
   Corporate America                                   7,522     8.98       67,512    0.64%     0.35%     -15.20%
   Platinum Investor I & II                          479,617    12.35    5,923,609    0.70%     0.75%     -15.54%
   Platinum Investor III                             229,906     8.10    1,863,384    0.72%     0.70%     -15.50%
   Platinum Investor PLUS                              2,609     8.34       21,775    0.27%     0.70%       0.00%
   Platinum Investor Survivor                         60,525     8.97      543,149    0.73%     0.40%     -15.24%
   Platinum Investor Survivor II                      19,511     9.11      177,774    0.87%     0.75%       0.00%
VALIC Company I - Money Market I Fund
   AG Legacy Plus                                     47,333    10.53      498,304    1.45%     0.75%       0.49%
   Corporate America                                  28,915    10.86      314,038    0.40%     0.35%       0.89%
   Legacy Plus                                           977    11.09       10,830    0.61%     0.75%       0.49%


                                  VL-R - 108

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2002 are as follows:

                                                                                      Investment
                                                                                        Income    Expense    Total
Divisions                                              Units   Unit Value Net Assets  Ratio (a)  Ratio (b) Return (c)
---------------------------------------------------------------------------------------------------------------------
VALIC Company I - Money Market I Fund - Continued
   Platinum Investor I & II                          1,576,362   $11.60   $18,291,099    1.32%     0.75%       0.49%
   Platinum Investor III                             1,284,697    10.44    13,034,287    1.00%     0.70%       0.54%
   Platinum Investor PLUS                               14,815    10.03       148,586    0.65%     0.70%       0.00%
   Platinum Investor Survivor                          411,443    10.86     4,467,881    1.33%     0.40%       0.84%
   Platinum Investor Survivor II                       514,618    10.06     5,177,910    1.05%     0.75%       0.49%
   The One VUL Solution                                     --    10.82            --    0.00%     0.75%       0.49%
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II                             88,041     3.00       263,750    0.00%     0.75%     -38.72%
   Platinum Investor III                               337,089     2.94       991,382    0.00%     0.70%     -38.69%
   Platinum Investor PLUS                                  457     8.43         3,855    0.00%     0.70%       0.00%
   Platinum Investor Survivor                           10,382     3.02        31,341    0.00%     0.40%     -38.50%
VALIC Company I - Science & Technology Fund
   Platinum Investor I & II                             33,591     2.63        88,200    0.00%     0.75%     -40.66%
   Platinum Investor III                               119,566     2.60       311,051    0.00%     0.70%     -40.63%
   Platinum Investor PLUS                                   48     8.06           387    0.00%     0.70%       0.00%
   Platinum Investor Survivor                            6,981     2.65        18,470    0.00%     0.40%     -40.45%
   Platinum Investor Survivor II                           506     6.06         3,062    0.00%     0.75%       0.00%
VALIC Company I - Small Cap Index Fund
   Corporate America                                     3,525     7.85        27,671    1.27%     0.35%     -21.10%
   Platinum Investor I & II                            101,961     7.78       793,503    1.37%     0.75%     -21.41%
   Platinum Investor III                                89,617     7.65       686,001    0.98%     0.70%     -21.37%
   Platinum Investor PLUS                                1,298     8.10        10,508    0.65%     0.70%       0.00%
   Platinum Investor Survivor                           20,366     7.84       159,702    1.03%     0.40%     -21.14%
   Platinum Investor Survivor II                         1,287     8.72        11,216    0.91%     0.75%       0.00%
VALIC Company I - Stock Index Fund
   AG Legacy Plus                                       52,528     5.98       314,131    1.85%     0.75%     -23.01%
   Corporate America                                    13,034     5.94        77,457    1.03%     0.35%     -22.70%
   Platinum Investor I & II                          1,712,769     8.19    14,034,484    1.18%     0.75%     -23.01%
   Platinum Investor III                             1,643,626     6.19    10,182,125    1.35%     0.70%     -22.98%
   Platinum Investor PLUS                                1,898     8.49        16,117    0.56%     0.70%       0.00%
   Platinum Investor Survivor                          564,353     5.94     3,353,318    1.24%     0.40%     -22.74%
   Platinum Investor Survivor II                        80,956     7.91       640,336    2.27%     0.75%       0.00%
Van Kampen LIT Emerging Growth Portfolio - Class I
   AG Legacy Plus                                       20,181     3.54        71,398    0.31%     0.75%     -32.99%
   The One VUL Solution                                     --     3.49            --    0.40%     0.75%     -32.99%
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus                                       11,024    12.36       136,202    2.14%     0.75%       8.80%
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II                            154,511     8.27     1,278,271    2.59%     0.75%       0.00%
   Platinum Investor III                                77,747     8.28       643,529    1.74%     0.70%       0.00%
   Platinum Investor PLUS                                1,758     8.43        14,822    0.00%     0.70%       0.00%
   Platinum Investor Survivor                           19,931     8.29       165,277    2.74%     0.40%       0.00%
   Platinum Investor Survivor II                           451     8.27         3,734    0.00%     0.75%       0.00%


                                  VL-R - 109

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2002 are as follows:

                                                                     Investment
                                                                       Income    Expense    Total
Divisions                               Units  Unit Value Net Assets Ratio (a)  Ratio (b) Return (c)
----------------------------------------------------------------------------------------------------
Vanguard VIF High Yield Bond Portfolio
   Platinum Investor I & II             45,524   $10.21   $  464,933    4.37%     0.75%      0.78%
   Platinum Investor III               110,201    10.28    1,133,078    5.72%     0.70%      0.84%
   Platinum Investor PLUS                1,974     9.89       19,522    0.00%     0.70%      0.00%
   Platinum Investor Survivor           58,997    10.29      607,114    8.53%     0.40%      1.14%
   Platinum Investor Survivor II         1,345    10.13       13,622    0.00%     0.75%      0.00%
Vanguard VIF REIT Index Portfolio
   Corporate America                     4,485    12.59       56,465    2.61%     0.35%      3.17%
   Platinum Investor I & II             70,827    12.48      883,918    1.54%     0.75%      2.76%
   Platinum Investor III               157,740    12.47    1,967,344    3.53%     0.70%      2.81%
   Platinum Investor PLUS                5,814     9.38       54,551    0.00%     0.70%      0.00%
   Platinum Investor Survivor           18,253    12.57      229,533    3.64%     0.40%      3.12%
   Platinum Investor Survivor II         5,625    10.87       61,169    0.00%     0.75%      0.00%


                                  VL-R - 110

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights

(a)These amounts represent the dividends, excluding capital gain distributions from mutual funds, received by the Division from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that result in direct reduction in the unit value. The recognition of investment income by the Division is affected by the timing of the declaration of dividends by the underlying fund in which the Divisions invest.

(b)These amounts represent the annualized policy expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each year indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

(c)These amounts represent the total return for the years indicated, including changes in the value of the underlying Division, and reflect deductions for those expenses that result in a direct reduction to unit values. The total return does not include policy charges deducted directly from account values. For the years ended December 31, 2002, no total return was calculated if the Division became an available investment option during the year. For the years ended December 31, 2006, 2005, 2004, and 2003, a total return was calculated using the initial unit value for the Division if the Division became an available investment option during the year and the underlying Fund was not available at the beginning of the year.

   * Fund Name Changes
     2004
     . Effective May 1, 2004, Oppenheimer Multiple Strategies Fund/VA - Non-Service Shares changed its name to Oppenheimer Balanced Fund/VA - Non-Service Shares.

     2005
     . Effective May 1, 2005, Franklin Templeton - Franklin Small Cap Fund - Class 2 changed its name to Franklin Templeton - Franklin Small-Mid Cap Growth Securities Fund - Class 2.

     2006
     . Effective August 15, 2006, Van Kampen LIT Emerging Growth Portfolio - Class I changed its name to Van Kampen LIT Strategic Growth Portfolio
          - Class I.
     . Effective December 1, 2006, Credit Suisse Small Cap Growth Portfolio changed its name to Credit Suisse Small Cap Core I Portfolio.

                                  VL-R - 111

[AIG American General LOGO]
                                              Variable Universal Life Insurance
                                                          Separate Account VL-R

                                                                           2007

                                                                 INTERIM REPORT

                                                             SEPTEMBER 30, 2007
                                                                    (UNAUDITED)

                                        American General Life Insurance Company
                         A MEMBER COMPANY OF AMERICAN INTERNATIONAL GROUP, INC.

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF NET ASSETS
SEPTEMBER 30, 2007
(UNAUDITED)

                                                                                                  DUE
                                                                                           FROM (TO) AMERICAN
                                                                             INVESTMENT       GENERAL LIFE
                                                                           SECURITIES - AT     INSURANCE
DIVISIONS                                                                    FAIR VALUE         COMPANY       NET ASSETS
---------                                                                  --------------- ------------------ -----------
AIM V.I. Core Equity Fund - Series I......................................   $13,307,954          $(14)       $13,307,940
AIM V.I. International Growth Fund - Series I.............................    14,928,544            (7)        14,928,537
AIM V.I. Premier Equity Fund - Series I...................................            --            --                 --
Alger American Leveraged AllCap Portfolio - Class O Shares................     3,546,870           (11)         3,546,859
Alger American MidCap Growth Portfolio - Class O Shares...................     2,570,681             3          2,570,684
American Century VP Value Fund - Class I..................................    19,381,630             5         19,381,635
Credit Suisse Small Cap Core I Portfolio..................................     1,979,093            --          1,979,093
Dreyfus IP MidCap Stock Portfolio - Initial shares........................     5,482,319           (11)         5,482,308
Dreyfus VIF Developing Leaders Portfolio - Initial shares.................    10,987,673           (15)        10,987,658
Dreyfus VIF Quality Bond Portfolio - Initial shares.......................     8,703,889             1          8,703,890
Fidelity VIP Asset Manager Portfolio - Service Class 2....................     7,456,766           (14)         7,456,752
Fidelity VIP Contrafund Portfolio - Service Class 2.......................    39,507,362            (9)        39,507,353
Fidelity VIP Equity-Income Portfolio - Service Class 2....................    23,348,667            --         23,348,667
Fidelity VIP Freedom 2020 Portfolio - Service Class 2.....................        40,243            10             40,253
Fidelity VIP Freedom 2025 Portfolio - Service Class 2.....................       111,533            (7)           111,526
Fidelity VIP Freedom 2030 Portfolio - Service Class 2.....................       297,646            (2)           297,644
Fidelity VIP Growth Portfolio - Service Class 2...........................    17,908,000             5         17,908,005
Fidelity VIP Mid Cap Portfolio - Service Class 2..........................     9,118,834            (1)         9,118,833
Franklin Templeton Franklin Small Cap Value Securities Fund - Class 2.....    10,338,131            (6)        10,338,125
Franklin Templeton Franklin Small-Mid Cap Growth Securities Fund - Class 2       116,723            --            116,723
Franklin Templeton Franklin U.S. Government Fund - Class 2................     9,607,876             1          9,607,877
Franklin Templeton Mutual Shares Securities Fund - Class 2................    18,847,738            (3)        18,847,735
Franklin Templeton Templeton Foreign Securities Fund - Class 2............    15,564,960            (7)        15,564,953
Goldman Sachs Capital Growth Fund - Institutional Shares..................     7,645,813            (1)         7,645,812
Janus Aspen International Growth Portfolio - Service Shares...............    17,193,404            (7)        17,193,397
Janus Aspen Mid Cap Growth Portfolio - Service Shares.....................     4,294,433            --          4,294,433
Janus Aspen Worldwide Growth Portfolio - Service Shares...................     5,682,422            (3)         5,682,419
JPMorgan Mid Cap Value Portfolio..........................................     3,582,121           (11)         3,582,110
JPMorgan Small Company Portfolio..........................................     3,128,105            (6)         3,128,099
MFS VIT Core Equity Series - Initial Class................................     4,983,494            (6)         4,983,488
MFS VIT Emerging Growth Series - Initial Class............................    13,665,103            (8)        13,665,095
MFS VIT New Discovery Series - Initial Class..............................     4,367,384            (6)         4,367,378
MFS VIT Research Series - Initial Class...................................     2,724,651            (2)         2,724,649
MFS VIT Total Return Series - Initial Class...............................       753,242             1            753,243
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I...................     5,888,044            (1)         5,888,043
Neuberger Berman AMT Partners Portfolio - Class I.........................       108,082            --            108,082
Oppenheimer Balanced Fund/VA - Non-Service Shares.........................     1,741,362             7          1,741,369
Oppenheimer Global Securities Fund/VA - Non-Service Shares................     6,519,060            (3)         6,519,057
Oppenheimer High Income Fund/VA - Non-Service Shares......................       107,648             3            107,651
PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class...       196,094             2            196,096
PIMCO VIT Real Return Portfolio - Administrative Class....................    13,433,328             2         13,433,330
PIMCO VIT Short-Term Portfolio - Administrative Class.....................     5,573,304            (8)         5,573,296
PIMCO VIT Total Return Portfolio - Administrative Class...................    25,173,661            (6)        25,173,655
Pioneer Fund VCT Portfolio - Class I......................................     3,574,089            (6)         3,574,083
Pioneer Growth Opportunities VCT Portfolio - Class I......................     4,778,870            (9)         4,778,861
Pioneer Mid Cap Value VCT Portfolio - Class I.............................       211,326            11            211,337
Putnam VT Diversified Income Fund - Class IB..............................     7,454,357            (3)         7,454,354
Putnam VT Growth and Income Fund - Class IB...............................    17,353,699            --         17,353,699
Putnam VT International Growth and Income Fund - Class IB.................    10,298,755            (6)        10,298,749
Putnam VT Small Cap Value Fund - Class IB.................................       388,228            --            388,228
Putnam VT Vista Fund - Class IB...........................................       186,534            --            186,534


                            See accompanying notes.

                                   VL-R - 1

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF NET ASSETS - CONTINUED
SEPTEMBER 30, 2007
(UNAUDITED)

                                                                            DUE
                                                                     FROM (TO) AMERICAN
                                                       INVESTMENT       GENERAL LIFE
                                                     SECURITIES - AT     INSURANCE
DIVISIONS                                              FAIR VALUE         COMPANY       NET ASSETS
---------                                            --------------- ------------------ -----------
Putnam VT Voyager Fund - Class IB...................   $   394,054          $  1        $   394,055
SunAmerica Aggressive Growth Portfolio - Class 1....     1,457,260            --          1,457,260
SunAmerica Balanced Portfolio - Class 1.............     1,397,264             7          1,397,271
UIF Equity Growth Portfolio - Class I...............     4,479,988            (6)         4,479,982
UIF High Yield Portfolio - Class I..................     1,866,262            (3)         1,866,259
VALIC Company I International Equities Fund.........     3,843,946           (11)         3,843,935
VALIC Company I Mid Cap Index Fund..................    18,857,458            (1)        18,857,457
VALIC Company I Money Market I Fund.................    31,536,002             5         31,536,007
VALIC Company I Nasdaq-100 Index Fund...............     3,511,948            (4)         3,511,944
VALIC Company I Science & Technology Fund...........     1,599,845            (8)         1,599,837
VALIC Company I Small Cap Index Fund................     6,900,897            (9)         6,900,888
VALIC Company I Stock Index Fund....................    34,846,050           (13)        34,846,037
Van Kampen LIT Government Portfolio - Class I.......       115,249             1            115,250
Van Kampen LIT Growth and Income Portfolio - Class I    13,989,576            (1)        13,989,575
Van Kampen LIT Strategic Growth Portfolio - Class I.        50,922            --             50,922
Vanguard VIF High Yield Bond Portfolio..............     5,925,290            (9)         5,925,281
Vanguard VIF REIT Index Portfolio...................    15,366,853            (6)        15,366,847

                            See accompanying notes.

                                   VL-R - 2

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
(UNAUDITED)

                               A            B            A+B=C          D             E             F             C+D+E+F
                                      MORTALITY AND                                             NET CHANGE
                                       EXPENSE RISK                NET REALIZED CAPITAL GAIN  IN UNREALIZED      INCREASE
                           DIVIDENDS       AND            NET      GAIN (LOSS)  DISTRIBUTIONS  APPRECIATION  (DECREASE) IN NET
                          FROM MUTUAL ADMINISTRATIVE  INVESTMENT        ON       FROM MUTUAL  (DEPRECIATION) ASSETS RESULTING
DIVISIONS                    FUNDS       CHARGES     INCOME (LOSS) INVESTMENTS      FUNDS     OF INVESTMENTS  FROM OPERATIONS
---------                 ----------- -------------- ------------- ------------ ------------- -------------- -----------------
AIM V.I. Core Equity
  Fund - Series I........  $     --     $ (71,070)     $ (71,070)    $242,973    $       --    $ 1,078,970      $1,250,873
AIM V.I. International
  Growth Fund - Series I.        --       (70,576)       (70,576)     837,402            --      1,301,747       2,068,573
AIM V.I. Premier Equity
  Fund - Series I........        --            --             --           --            --             --              --
Alger American Leveraged
  AllCap Portfolio -
  Class O Shares.........        --       (14,518)       (14,518)     148,907            --        535,553         669,942
Alger American MidCap
  Growth Portfolio -
  Class O Shares.........        --       (11,026)       (11,026)      27,270       292,506        215,580         524,330
American Century VP
  Value Fund - Class I...   282,383       (99,488)       182,895      197,687     1,464,353     (1,169,251)        675,684
Credit Suisse Small Cap
  Core I Portfolio.......        --       (10,195)       (10,195)      22,109            --         61,045          72,959
Dreyfus IP MidCap Stock
  Portfolio - Initial
  shares.................    22,381       (29,102)        (6,721)      44,961       635,896       (373,898)        300,238
Dreyfus VIF Developing
  Leaders Portfolio -
  Initial shares.........    84,297       (61,513)        22,784       78,548     1,473,816     (2,022,040)       (446,892)
Dreyfus VIF Quality Bond
  Portfolio - Initial
  shares.................   316,753       (46,292)       270,461      (16,050)           --       (137,606)        116,805
Fidelity VIP Asset
  Manager Portfolio -
  Service Class 2........   166,187       (32,948)       133,239      111,087       165,452        318,662         728,440
Fidelity VIP Contrafund
  Portfolio - Service
  Class 2................    10,406      (185,297)      (174,891)     871,840       416,239      4,212,537       5,325,725
Fidelity VIP
  Equity-Income
  Portfolio - Service
  Class 2................     8,206      (116,754)      (108,548)     461,549        32,824      1,208,046       1,593,871
Fidelity VIP Freedom
  2020 Portfolio -
  Service Class 2........        --          (159)          (159)         428           284          2,296           2,849
Fidelity VIP Freedom
  2025 Portfolio -
  Service Class 2........        --          (441)          (441)       1,928         1,067          6,787           9,341
Fidelity VIP Freedom
  2030 Portfolio -
  Service Class 2........        --        (1,118)        (1,118)       2,771         2,287         20,544          24,484
Fidelity VIP Growth
  Portfolio - Service
  Class 2................    59,237       (79,584)       (20,347)     188,621            --      3,240,830       3,409,104
Fidelity VIP Mid Cap
  Portfolio - Service
  Class 2................    19,195       (39,774)       (20,579)      42,702       651,238        580,267       1,253,628
Franklin Templeton
  Franklin Small Cap
  Value Securities Fund
  - Class 2..............    64,714       (50,111)        14,603      115,976       665,442       (526,809)        269,212
Franklin Templeton
  Franklin Small-Mid Cap
  Growth Securities Fund
  - Class 2..............        --          (626)          (626)       3,273         8,025          6,343          17,015
Franklin Templeton
  Franklin U.S.
  Government Fund -
  Class 2................   453,592       (49,923)       403,669      (33,215)           --       (101,363)        269,091
Franklin Templeton
  Mutual Shares
  Securities Fund -
  Class 2................   263,606       (95,715)       167,891      408,268       645,392       (307,649)        913,902
Franklin Templeton
  Templeton Foreign
  Securities Fund -
  Class 2................   292,011       (76,610)       215,401      429,799       666,042        380,024       1,691,266
Goldman Sachs Capital
  Growth Fund -
  Institutional Shares...        --       (23,641)       (23,641)      81,463            --        749,063         806,885
Janus Aspen
  International Growth
  Portfolio - Service
  Shares.................    41,729       (69,867)       (28,138)     962,953            --      2,492,996       3,427,811
Janus Aspen Mid Cap
  Growth Portfolio -
  Service Shares.........     1,558       (20,238)       (18,680)     178,550        21,785        471,173         652,828
Janus Aspen Worldwide
  Growth Portfolio -
  Service Shares.........    18,081       (26,839)        (8,758)     103,763            --        567,565         662,570
JPMorgan Mid Cap Value
  Portfolio..............    30,995       (18,432)        12,563       26,386       156,357          1,159         196,465


                            See accompanying notes.

                                   VL-R - 3

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF OPERATIONS - CONTINUED
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
(UNAUDITED)

                               A            B            A+B=C          D             E             F             C+D+E+F
                                      MORTALITY AND                                           NET CHANGE IN
                                       EXPENSE RISK                NET REALIZED CAPITAL GAIN    UNREALIZED       INCREASE
                           DIVIDENDS       AND            NET      GAIN (LOSS)  DISTRIBUTIONS  APPRECIATION  (DECREASE) IN NET
                          FROM MUTUAL ADMINISTRATIVE  INVESTMENT        ON       FROM MUTUAL  (DEPRECIATION) ASSETS RESULTING
DIVISIONS                    FUNDS       CHARGES     INCOME (LOSS) INVESTMENTS      FUNDS     OF INVESTMENTS  FROM OPERATIONS
---------                 ----------- -------------- ------------- ------------ ------------- -------------- -----------------
JPMorgan Small Company
  Portfolio.............. $      257    $ (16,166)     $ (15,909)   $   30,181   $  138,101    $  (118,510)     $   33,863
MFS VIT Core Equity
  Series - Initial Class.     16,315      (24,904)        (8,589)       83,313           --        501,603         576,327
MFS VIT Emerging Growth
  Series - Initial Class.         --      (67,412)       (67,412)      295,341           --      1,910,161       2,138,090
MFS VIT New Discovery
  Series - Initial Class.         --      (22,659)       (22,659)      121,192      299,872        (70,675)        327,730
MFS VIT Research Series
  - Initial Class........     17,636      (13,394)         4,242        69,702           --        226,281         300,225
MFS VIT Total Return
  Series - Initial Class.     19,718       (4,308)        15,410        11,786       18,853         (6,794)         39,255
Neuberger Berman AMT
  Mid-Cap Growth
  Portfolio - Class I....         --      (26,545)       (26,545)      144,832           --      1,026,860       1,145,147
Neuberger Berman AMT
  Partners Portfolio -
  Class I................         --         (611)          (611)        5,128           --          3,370           7,887
Oppenheimer Balanced
  Fund/VA - Non-Service
  Shares.................     36,992       (8,327)        28,665         4,586      115,688        (59,716)         89,223
Oppenheimer Global
  Securities Fund/VA -
  Non-Service Shares.....     56,341      (27,615)        28,726       130,844      204,802        163,812         528,184
Oppenheimer High Income
  Fund/ VA - Non-Service
  Shares.................      7,908         (614)         7,294           667           --         (4,743)          3,218
PIMCO VIT
  CommodityRealReturn
  Strategy Portfolio -
  Administrative Class...      2,587         (799)         1,788        (3,062)          --         28,497          27,223
PIMCO VIT Real Return
  Portfolio -
  Administrative Class...    446,329      (65,500)       380,829       (75,974)          --        299,141         603,996
PIMCO VIT Short-Term
  Portfolio -
  Administrative Class...    187,602      (27,369)       160,233        (3,959)          --        (11,171)        145,103
PIMCO VIT Total Return
  Portfolio -
  Administrative Class...    851,745     (124,241)       727,504      (117,702)          --        383,031         992,833
Pioneer Fund VCT
  Portfolio - Class I....     30,445      (18,732)        11,713        41,742           --        257,693         311,148
Pioneer Growth
  Opportunities VCT
  Portfolio - Class I....         --      (26,934)       (26,934)       77,343      666,205       (541,852)        174,762
Pioneer Mid Cap Value
  VCT Portfolio - Class I      1,302         (848)           454         4,803       17,376         (6,609)         16,024
Putnam VT Diversified
  Income Fund - Class IB.    543,627      (37,909)       505,718       (83,200)          --       (124,606)        297,912
Putnam VT Growth and
  Income Fund - Class IB.    278,107      (91,260)       186,847       992,018    3,195,685     (3,650,969)        723,581
Putnam VT International
  Growth and Income Fund
  - Class IB.............    166,276      (51,441)       114,835       368,410    1,718,659     (1,128,330)      1,073,574
Putnam VT Small Cap
  Value Fund - Class IB..      2,292       (2,332)           (40)        7,930       45,838        (67,706)        (13,978)
Putnam VT Vista Fund -
  Class IB...............         --       (1,018)        (1,018)        2,452           --         11,614          13,048
Putnam VT Voyager Fund -
  Class IB...............         --       (2,220)        (2,220)       13,614           --          8,726          20,120
SunAmerica Aggressive
  Growth Portfolio -
  Class 1................         --       (6,486)        (6,486)       87,290           --        (12,717)         68,087
SunAmerica Balanced
  Portfolio - Class 1....         --       (6,926)        (6,926)       20,871           --         66,406          80,351
UIF Equity Growth
  Portfolio - Class I....         --      (22,377)       (22,377)      125,423           --        668,242         771,288
UIF High Yield Portfolio
  - Class I..............    121,871       (8,360)       113,511        20,376           --        (68,237)         65,650
VALIC Company I
  International Equities
  Fund...................         --      (17,544)       (17,544)      189,196           --        184,112         355,764
VALIC Company I Mid Cap
  Index Fund.............         --      (98,294)       (98,294)      615,452           --      1,284,128       1,801,286
VALIC Company I Money
  Market I Fund..........  1,146,057     (167,982)       978,075            --           --             --         978,075
VALIC Company I
  Nasdaq-100 Index Fund..         --      (21,107)       (21,107)      411,885           --        255,973         646,751
VALIC Company I
  Science & Technology
  Fund...................         --       (7,212)        (7,212)       33,719           --        228,492         254,999
VALIC Company I Small
  Cap Index Fund.........         --      (35,768)       (35,768)      404,735           --       (196,218)        172,749
VALIC Company I Stock
  Index Fund.............         --     (181,077)      (181,077)    1,389,520           --      1,615,268       2,823,711


                            See accompanying notes.

                                   VL-R - 4

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF OPERATIONS - CONTINUED
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
(UNAUDITED)

                                  A            B            A+B=C          D             E             F             C+D+E+F
                                         MORTALITY AND                                           NET CHANGE IN
                                          EXPENSE RISK                NET REALIZED CAPITAL GAIN    UNREALIZED       INCREASE
                              DIVIDENDS       AND            NET      GAIN (LOSS)  DISTRIBUTIONS  APPRECIATION  (DECREASE) IN NET
                             FROM MUTUAL ADMINISTRATIVE  INVESTMENT        ON       FROM MUTUAL  (DEPRECIATION) ASSETS RESULTING
DIVISIONS                       FUNDS       CHARGES     INCOME (LOSS) INVESTMENTS      FUNDS     OF INVESTMENTS  FROM OPERATIONS
---------                    ----------- -------------- ------------- ------------ ------------- -------------- -----------------
Van Kampen LIT Government
  Portfolio - Class I.......  $  6,169      $   (688)     $  5,481     $   (1,118)  $       --    $       104       $   4,467
Van Kampen LIT Growth and
  Income Portfolio - Class I   206,306       (69,946)      136,360        211,895      482,387       (147,655)        682,987
Van Kampen LIT Strategic
  Growth Portfolio - Class I        24          (294)         (270)         5,977           --          1,741           7,448
Vanguard VIF High Yield Bond
  Portfolio.................   355,920       (27,847)      328,073         (7,025)          --       (182,703)        138,345
Vanguard VIF REIT Index
  Portfolio.................   313,246       (86,903)      226,343      1,028,040    1,280,223     (3,301,680)       (767,074)

                            See accompanying notes.

                                   VL-R - 5

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS
(UNAUDITED)

                                                                                   DIVISIONS
                                                        --------------------------------------------------------------
                                                                        AIM V.I.                       ALGER AMERICAN
                                                        AIM V.I. CORE INTERNATIONAL AIM V.I. PREMIER  LEVERAGED ALLCAP
                                                        EQUITY FUND - GROWTH FUND -  EQUITY FUND -   PORTFOLIO -CLASS O
                                                          SERIES I      SERIES I        SERIES I           SHARES
                                                        ------------- ------------- ---------------- ------------------
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
OPERATIONS:
   Net investment income (loss)........................  $   (71,070)  $   (70,576)   $         --       $  (14,518)
   Net realized gain (loss) on investments.............      242,973       837,402              --          148,907
   Capital gain distributions from mutual funds........           --            --              --               --
   Net change in unrealized appreciation
     (depreciation) of investments.....................    1,078,970     1,301,747              --          535,553
                                                         -----------   -----------    ------------       ----------
Increase (decrease) in net assets resulting from
  operations...........................................    1,250,873     2,068,573              --          669,942
                                                         -----------   -----------    ------------       ----------
PRINCIPAL TRANSACTIONS:
   Net premiums........................................    1,262,532     1,391,716              --          395,331
   Net transfers from (to) other Divisions or fixed
     rate option.......................................     (933,437)    1,069,218              --          386,312
   Internal rollovers..................................           --         2,183              --            1,171
   Cost of insurance and other charges.................     (997,769)     (736,119)             --         (154,547)
   Administrative charges..............................      (49,295)      (64,324)             --          (17,521)
   Policy loans........................................     (121,685)     (250,621)             --           (2,660)
   Death benefits......................................      (26,952)      (34,579)             --               (8)
   Withdrawals.........................................     (418,691)     (422,056)             --          (17,986)
                                                         -----------   -----------    ------------       ----------
Increase (decrease) in net assets resulting from
  principal transactions...............................   (1,285,297)      955,418              --          590,092
                                                         -----------   -----------    ------------       ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS................      (34,424)    3,023,991              --        1,260,034
NET ASSETS:
   Beginning of year...................................   13,342,364    11,904,546              --        2,286,825
                                                         -----------   -----------    ------------       ----------
   End of period.......................................  $13,307,940   $14,928,537    $         --       $3,546,859
                                                         ===========   ===========    ============       ==========
FOR THE YEAR ENDED DECEMBER 31, 2006
OPERATIONS:
   Net investment income (loss)........................  $     9,689   $    43,661    $    105,168       $  (11,375)
   Net realized gain (loss) on investments.............       23,101       834,180       1,344,830           29,495
   Capital gain distributions from mutual funds........           --            --              --               --
   Net change in unrealized appreciation
     (depreciation) of investments.....................    1,035,524     1,524,936        (774,690)         256,959
                                                         -----------   -----------    ------------       ----------
Increase (decrease) in net assets resulting from
  operations...........................................    1,068,314     2,402,777         675,308          275,079
                                                         -----------   -----------    ------------       ----------
PRINCIPAL TRANSACTIONS:
   Net premiums........................................    1,320,405     1,531,993         651,935          530,629
   Net transfers from (to) other Divisions or fixed
     rate option.......................................   12,882,196     1,945,861     (13,314,453)         616,919
   Internal rollovers..................................          190         2,416              --            2,615
   Cost of insurance and other charges.................     (956,724)     (819,984)       (477,989)        (145,783)
   Administrative charges..............................      (53,941)      (66,896)        (25,861)         (26,555)
   Policy loans........................................     (217,297)     (217,456)        (58,474)         (12,093)
   Death benefits......................................      (94,289)     (109,287)         (1,256)              --
   Withdrawals.........................................     (606,490)     (596,985)       (276,220)          (6,097)
                                                         -----------   -----------    ------------       ----------
Increase (decrease) in net assets resulting from
  principal transactions...............................   12,274,050     1,669,662     (13,502,318)         959,635
                                                         -----------   -----------    ------------       ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS................   13,342,364     4,072,439     (12,827,010)       1,234,714
NET ASSETS:
   Beginning of year...................................           --     7,832,107      12,827,010        1,052,111
                                                         -----------   -----------    ------------       ----------
   End of year.........................................  $13,342,364   $11,904,546    $         --       $2,286,825
                                                         ===========   ===========    ============       ==========

                            See accompanying notes.

                                   VL-R - 6

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(UNAUDITED)

                                                                                        DIVISIONS
                                                        ------------------------------------------------------------------------
                                                          ALGER AMERICAN                                          DREYFUS IP
                                                           MIDCAP GROWTH    AMERICAN CENTURY  CREDIT SUISSE      MIDCAP STOCK
                                                        PORTFOLIO - CLASS O VP VALUE FUND -  SMALL CAP CORE I PORTFOLIO - INITIAL
                                                              SHARES            CLASS I         PORTFOLIO           SHARES
                                                        ------------------- ---------------- ---------------- -------------------
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
OPERATIONS:
   Net investment income (loss)........................     $  (11,026)       $   182,895       $  (10,195)       $   (6,721)
   Net realized gain (loss) on investments.............         27,270            197,687           22,109            44,961
   Capital gain distributions from mutual funds........        292,506          1,464,353               --           635,896
   Net change in unrealized appreciation
     (depreciation) of investments.....................        215,580         (1,169,251)          61,045          (373,898)
                                                            ----------        -----------       ----------        ----------
Increase (decrease) in net assets resulting from
  operations...........................................        524,330            675,684           72,959           300,238
                                                            ----------        -----------       ----------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums........................................        320,980          1,958,238          277,974           587,177
   Net transfers from (to) other Divisions or fixed
     rate option.......................................         72,981          1,051,996           38,604           (22,357)
   Internal rollovers..................................             --              3,120               92               295
   Cost of insurance and other charges.................       (160,408)        (1,133,551)        (153,119)         (360,095)
   Administrative charges..............................        (17,317)          (100,079)         (13,839)          (28,614)
   Policy loans........................................         (5,897)          (147,007)         (36,497)          (40,531)
   Death benefits......................................           (228)          (149,199)          (1,171)           (1,332)
   Withdrawals.........................................        (33,129)          (390,483)         (36,314)         (180,480)
                                                            ----------        -----------       ----------        ----------
Increase (decrease) in net assets resulting from
  principal transactions...............................        176,982          1,093,035           75,730           (45,937)
                                                            ----------        -----------       ----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS................        701,312          1,768,719          148,689           254,301
NET ASSETS:
   Beginning of year...................................      1,869,372         17,612,916        1,830,404         5,228,007
                                                            ----------        -----------       ----------        ----------
   End of period.......................................     $2,570,684        $19,381,635       $1,979,093        $5,482,308
                                                            ==========        ===========       ==========        ==========
FOR THE YEAR ENDED DECEMBER 31, 2006
OPERATIONS:
   Net investment income (loss)........................     $  (11,700)       $   100,153       $  (12,061)       $  (16,318)
   Net realized gain (loss) on investments.............         45,760            465,305           38,702            76,012
   Capital gain distributions from mutual funds........        233,346          1,341,492               --           785,785
   Net change in unrealized appreciation
     (depreciation) of investments.....................       (116,555)           777,086           12,446          (516,371)
                                                            ----------        -----------       ----------        ----------
Increase (decrease) in net assets resulting from
  operations...........................................        150,851          2,684,036           39,087           329,108
                                                            ----------        -----------       ----------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums........................................        424,590          2,696,932          332,665           928,653
   Net transfers from (to) other Divisions or fixed
     rate option.......................................         92,821           (315,229)         226,847            23,078
   Internal rollovers..................................          1,861              3,970               --             1,603
   Cost of insurance and other charges.................       (196,063)        (1,498,073)        (200,231)         (495,316)
   Administrative charges..............................        (21,727)          (132,163)         (16,371)          (45,433)
   Policy loans........................................        (27,097)          (100,103)         (16,342)          (25,963)
   Death benefits......................................             --            (48,479)              (2)           (1,952)
   Withdrawals.........................................        (24,696)          (630,156)         (50,269)         (106,741)
                                                            ----------        -----------       ----------        ----------
Increase (decrease) in net assets resulting from
  principal transactions...............................        249,689            (23,301)         276,297           277,929
                                                            ----------        -----------       ----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS................        400,540          2,660,735          315,384           607,037
NET ASSETS:
   Beginning of year...................................      1,468,832         14,952,181        1,515,020         4,620,970
                                                            ----------        -----------       ----------        ----------
   End of year.........................................     $1,869,372        $17,612,916       $1,830,404        $5,228,007
                                                            ==========        ===========       ==========        ==========

                            See accompanying notes.

                                   VL-R - 7

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(UNAUDITED)

                                                                      DIVISIONS
                                     --------------------------------------------------------------------------
                                         DREYFUS VIF         DREYFUS VIF      FIDELITY VIP      FIDELITY VIP
                                     DEVELOPING LEADERS     QUALITY BOND      ASSET MANAGER      CONTRAFUND
                                     PORTFOLIO - INITIAL PORTFOLIO - INITIAL   PORTFOLIO -   PORTFOLIO - SERVICE
                                           SHARES              SHARES        SERVICE CLASS 2       CLASS 2
                                     ------------------- ------------------- --------------- -------------------
FOR THE PERIOD ENDED SEPTEMBER 30,
  2007
OPERATIONS:
   Net investment income (loss).....     $    22,784         $  270,461        $  133,239        $  (174,891)
   Net realized gain (loss) on
     investments....................          78,548            (16,050)          111,087            871,840
   Capital gain distributions from
     mutual funds...................       1,473,816                 --           165,452            416,239
   Net change in unrealized
     appreciation (depreciation)
     of investments.................      (2,022,040)          (137,606)          318,662          4,212,537
                                         -----------         ----------        ----------        -----------
Increase (decrease) in net assets
  resulting from operations.........        (446,892)           116,805           728,440          5,325,725
                                         -----------         ----------        ----------        -----------
PRINCIPAL TRANSACTIONS:
   Net premiums.....................       1,285,645            898,838           649,115          3,999,867
   Net transfers from (to) other
     Divisions or fixed rate option.        (215,548)          (108,962)        1,267,519            953,574
   Internal rollovers...............           3,314              5,012             3,598             15,753
   Cost of insurance and other
     charges........................        (813,938)          (618,146)         (399,900)        (1,845,099)
   Administrative charges...........         (57,044)           (44,941)          (30,735)          (197,584)
   Policy loans.....................        (158,996)          (121,689)          (34,119)          (221,745)
   Death benefits...................          (3,508)            (3,302)          (26,708)           (11,661)
   Withdrawals......................        (350,880)          (102,386)         (359,701)          (512,846)
                                         -----------         ----------        ----------        -----------
Increase (decrease) in net assets
  resulting from principal
  transactions......................        (310,955)           (95,576)        1,069,069          2,180,259
                                         -----------         ----------        ----------        -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS............................        (757,847)            21,229         1,797,509          7,505,984
NET ASSETS:
   Beginning of year................      11,745,505          8,682,661         5,659,243         32,001,369
                                         -----------         ----------        ----------        -----------
   End of period....................     $10,987,658         $8,703,890        $7,456,752        $39,507,353
                                         ===========         ==========        ==========        ===========
FOR THE YEAR ENDED DECEMBER 31,
  2006
OPERATIONS:
   Net investment income (loss).....     $   (35,622)        $  323,409        $   93,579        $    95,528
   Net realized gain (loss) on
     investments....................         198,431            (27,971)           87,138          1,566,138
   Capital gain distributions from
     mutual funds...................         978,648                 --                --          2,505,870
   Net change in unrealized
     appreciation (depreciation)
     of investments.................        (834,177)            (6,009)          161,458         (1,339,399)
                                         -----------         ----------        ----------        -----------
Increase (decrease) in net assets
  resulting from operations.........         307,280            289,429           342,175          2,828,137
                                         -----------         ----------        ----------        -----------
PRINCIPAL TRANSACTIONS:
   Net premiums.....................       1,969,882          1,449,497           780,955          4,923,210
   Net transfers from (to) other
     Divisions or fixed rate option.        (387,563)            15,458           123,800          2,435,931
   Internal rollovers...............          10,323              9,234            13,162             62,573
   Cost of insurance and other
     charges........................      (1,170,266)          (851,992)         (511,833)        (2,112,995)
   Administrative charges...........         (87,392)           (71,782)          (39,787)          (237,749)
   Policy loans.....................        (128,184)           (52,220)          (57,185)          (394,731)
   Death benefits...................         (49,652)            (1,602)           (2,268)              (147)
   Withdrawals......................        (588,301)          (197,858)         (181,052)          (881,154)
                                         -----------         ----------        ----------        -----------
Increase (decrease) in net assets
  resulting from principal
  transactions......................        (431,153)           298,735           125,792          3,794,938
                                         -----------         ----------        ----------        -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS............................        (123,873)           588,164           467,967          6,623,075
NET ASSETS:
   Beginning of year................      11,869,378          8,094,497         5,191,276         25,378,294
                                         -----------         ----------        ----------        -----------
   End of year......................     $11,745,505         $8,682,661        $5,659,243        $32,001,369
                                         ===========         ==========        ==========        ===========


                            See accompanying notes.

                                   VL-R - 8

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(UNAUDITED)

                                                                        DIVISIONS
                                     ------------------------------------------------------------------------------
                                        FIDELITY VIP        FIDELITY VIP        FIDELITY VIP        FIDELITY VIP
                                        EQUITY-INCOME       FREEDOM 2020        FREEDOM 2025        FREEDOM 2030
                                     PORTFOLIO - SERVICE PORTFOLIO - SERVICE PORTFOLIO - SERVICE PORTFOLIO - SERVICE
                                           CLASS 2             CLASS 2             CLASS 2             CLASS 2
                                     ------------------- ------------------- ------------------- -------------------
FOR THE PERIOD ENDED SEPTEMBER 30,
  2007
OPERATIONS:
   Net investment income (loss).....     $  (108,548)          $  (159)           $   (441)           $ (1,118)
   Net realized gain (loss) on
     investments....................         461,549               428               1,928               2,771
   Capital gain distributions from
     mutual funds...................          32,824               284               1,067               2,287
   Net change in unrealized
     appreciation (depreciation)
     of investments.................       1,208,046             2,296               6,787              20,544
                                         -----------           -------            --------            --------
Increase (decrease) in net assets
  resulting from operations.........       1,593,871             2,849               9,341              24,484
                                         -----------           -------            --------            --------
PRINCIPAL TRANSACTIONS:
   Net premiums.....................       2,316,874            18,003              39,317              64,015
   Net transfers from (to) other
     Divisions or fixed rate option.         651,735            16,655              36,744             199,808
   Internal rollovers...............           2,226                --                  --                  --
   Cost of insurance and other
     charges........................      (1,301,677)           (6,718)            (12,893)            (41,314)
   Administrative charges...........        (116,900)             (900)             (1,966)             (3,298)
   Policy loans.....................        (229,995)               --                  --                  --
   Death benefits...................        (103,212)               --                  --                  --
   Withdrawals......................        (549,654)             (128)            (13,908)            (10,567)
                                         -----------           -------            --------            --------
Increase (decrease) in net assets
  resulting from principal
  transactions......................         669,397            26,912              47,294             208,644
                                         -----------           -------            --------            --------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS............................       2,263,268            29,761              56,635             233,128
NET ASSETS:
   Beginning of year................      21,085,399            10,492              54,891              64,516
                                         -----------           -------            --------            --------
   End of period....................     $23,348,667           $40,253            $111,526            $297,644
                                         ===========           =======            ========            ========
FOR THE YEAR ENDED DECEMBER 31,
  2006
OPERATIONS:
   Net investment income (loss).....     $   428,596           $   113            $    709            $    774
   Net realized gain (loss) on
     investments....................         652,056                18                  53                 199
   Capital gain distributions from
     mutual funds...................       2,313,819                93                 744                 661
   Net change in unrealized
     appreciation (depreciation)
     of investments.................         (88,746)              521                 518                 222
                                         -----------           -------            --------            --------
Increase (decrease) in net assets
  resulting from operations.........       3,305,725               745               2,024               1,856
                                         -----------           -------            --------            --------
PRINCIPAL TRANSACTIONS:
   Net premiums.....................       3,099,899             2,737              12,431              14,163
   Net transfers from (to) other
     Divisions or fixed rate option.         641,299             8,494              43,130              53,451
   Internal rollovers...............          18,534                --                 398                  --
   Cost of insurance and other
     charges........................      (1,683,145)           (1,347)             (2,470)             (4,256)
   Administrative charges...........        (155,094)             (137)               (622)               (698)
   Policy loans.....................        (348,669)               --                  --                  --
   Death benefits...................         (21,750)               --                  --                  --
   Withdrawals......................        (996,983)               --                  --                  --
                                         -----------           -------            --------            --------
Increase (decrease) in net assets
  resulting from principal
  transactions......................         554,091             9,747              52,867              62,660
                                         -----------           -------            --------            --------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS............................       3,859,816            10,492              54,891              64,516
NET ASSETS:
   Beginning of year................      17,225,583                --                  --                  --
                                         -----------           -------            --------            --------
   End of year......................     $21,085,399           $10,492            $ 54,891            $ 64,516
                                         ===========           =======            ========            ========

                            See accompanying notes.

                                   VL-R - 9

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R


STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(UNAUDITED)

                                                                                   DIVISIONS
                                                   ------------------------------------------------------------------------
                                                                                                          FRANKLIN TEMPLETON
                                                                                       FRANKLIN TEMPLETON FRANKLIN SMALL-MID
                                                      FIDELITY VIP    FIDELITY VIP MID FRANKLIN SMALL CAP     CAP GROWTH
                                                   GROWTH PORTFOLIO - CAP PORTFOLIO -   VALUE SECURITIES  SECURITIES FUND -
                                                    SERVICE CLASS 2   SERVICE CLASS 2    FUND - CLASS 2        CLASS 2
                                                   ------------------ ---------------- ------------------ ------------------
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
OPERATIONS:
   Net investment income (loss)...................    $   (20,347)       $  (20,579)      $    14,603          $   (626)
   Net realized gain (loss) on investments........        188,621            42,702           115,976             3,273
   Capital gain distributions from mutual funds...             --           651,238           665,442             8,025
   Net change in unrealized appreciation
     (depreciation) of investments................      3,240,830           580,267          (526,809)            6,343
                                                      -----------        ----------       -----------          --------
Increase (decrease) in net assets resulting from
  operations......................................      3,409,104         1,253,628           269,212            17,015
                                                      -----------        ----------       -----------          --------
PRINCIPAL TRANSACTIONS:
   Net premiums...................................      1,913,740         1,467,125         1,304,837               219
   Net transfers from (to) other Divisions or
     fixed rate option............................        489,480           951,973           793,027            (6,549)
   Internal rollovers.............................          8,842             4,081             3,979                --
   Cost of insurance and other charges............     (1,073,001)         (564,267)         (356,806)           (2,398)
   Administrative charges.........................        (98,463)          (78,051)          (68,500)               --
   Policy loans...................................       (128,849)          (53,745)           (8,103)             (146)
   Death benefits.................................        (15,904)           (1,273)          (22,274)               --
   Withdrawals....................................       (407,751)         (245,631)          (55,331)               --
                                                      -----------        ----------       -----------          --------
Increase (decrease) in net assets resulting from
  principal transactions..........................        688,094         1,480,212         1,590,829            (8,874)
                                                      -----------        ----------       -----------          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........      4,097,198         2,733,840         1,860,041             8,141
NET ASSETS:
   Beginning of year..............................     13,810,807         6,384,993         8,478,084           108,582
                                                      -----------        ----------       -----------          --------
   End of period..................................    $17,908,005        $9,118,833       $10,338,125          $116,723
                                                      ===========        ==========       ===========          ========
FOR THE YEAR ENDED DECEMBER 31, 2006
OPERATIONS:
   Net investment income (loss)...................    $   (70,847)       $  (32,537)      $    (5,004)         $   (804)
   Net realized gain (loss) on investments........        204,881           294,963           111,683             6,506
   Capital gain distributions from mutual funds...             --           659,262           198,975                --
   Net change in unrealized appreciation
     (depreciation) of investments................        630,876          (375,386)          578,082             3,158
                                                      -----------        ----------       -----------          --------
Increase (decrease) in net assets resulting from
  operations......................................        764,910           546,302           883,736             8,860
                                                      -----------        ----------       -----------          --------
PRINCIPAL TRANSACTIONS:
   Net premiums...................................      2,823,425         1,813,879         1,387,979             1,443
   Net transfers from (to) other Divisions or
     fixed rate option............................        (65,672)         (167,074)        2,276,973             3,860
   Internal rollovers.............................         45,852             6,514            19,070                --
   Cost of insurance and other charges............     (1,458,192)         (551,666)         (360,580)           (2,602)
   Administrative charges.........................       (143,780)          (94,728)          (72,730)               --
   Policy loans...................................       (130,916)          (36,108)          (19,981)             (431)
   Death benefits.................................         (2,075)          (34,180)             (150)               --
   Withdrawals....................................       (356,477)         (115,302)          (98,655)          (35,641)
                                                      -----------        ----------       -----------          --------
Increase (decrease) in net assets resulting from
  principal transactions..........................        712,165           821,335         3,131,926           (33,371)
                                                      -----------        ----------       -----------          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........      1,477,075         1,367,637         4,015,662           (24,511)
NET ASSETS:
   Beginning of year..............................     12,333,732         5,017,356         4,462,422           133,093
                                                      -----------        ----------       -----------          --------
   End of year....................................    $13,810,807        $6,384,993       $ 8,478,084          $108,582
                                                      ===========        ==========       ===========          ========

                            See accompanying notes.

                                   VL-R - 10

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R


STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(UNAUDITED)

                                                                               DIVISIONS
                                                   ----------------------------------------------------------------
                                                      FRANKLIN                           FRANKLIN         GOLDMAN
                                                     TEMPLETON        FRANKLIN          TEMPLETON      SACHS CAPITAL
                                                   FRANKLIN U.S.  TEMPLETON MUTUAL      TEMPLETON      GROWTH FUND -
                                                     GOVERNMENT   SHARES SECURITIES FOREIGN SECURITIES INSTITUTIONAL
                                                   FUND - CLASS 2  FUND - CLASS 2     FUND - CLASS 2      SHARES
                                                   -------------- ----------------- ------------------ -------------
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
OPERATIONS:
   Net investment income (loss)...................  $   403,669      $   167,891       $   215,401      $   (23,641)
   Net realized gain (loss) on investments........      (33,215)         408,268           429,799           81,463
   Capital gain distributions from mutual funds...           --          645,392           666,042               --
   Net change in unrealized appreciation
     (depreciation) of investments................     (101,363)        (307,649)          380,024          749,063
                                                    -----------      -----------       -----------      -----------
Increase (decrease) in net assets resulting from
  operations......................................      269,091          913,902         1,691,266          806,885
                                                    -----------      -----------       -----------      -----------
PRINCIPAL TRANSACTIONS:
   Net premiums...................................      649,143        1,589,788           707,670               --
   Net transfers from (to) other Divisions or
     fixed rate option............................      192,992        1,063,160           415,420           (3,743)
   Internal rollovers.............................          222              295               221               --
   Cost of insurance and other charges............     (820,901)        (727,895)         (709,366)        (321,487)
   Administrative charges.........................      (32,086)         (72,528)          (33,917)             (96)
   Policy loans...................................       (8,760)        (292,725)          (38,106)          (5,272)
   Death benefits.................................       (1,352)         (48,303)               (9)              --
   Withdrawals....................................      (37,697)        (110,309)          (91,959)          (3,452)
                                                    -----------      -----------       -----------      -----------
Increase (decrease) in net assets resulting from
  principal transactions..........................      (58,439)       1,401,483           249,954         (334,050)
                                                    -----------      -----------       -----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........      210,652        2,315,385         1,941,220          472,835
NET ASSETS:
   Beginning of year..............................    9,397,225       16,532,350        13,623,733        7,172,977
                                                    -----------      -----------       -----------      -----------
   End of period..................................  $ 9,607,877      $18,847,735       $15,564,953      $ 7,645,812
                                                    ===========      ===========       ===========      ===========
FOR THE YEAR ENDED DECEMBER 31, 2006
OPERATIONS:
   Net investment income (loss)...................  $   333,977      $    77,927       $    68,577      $   (30,055)
   Net realized gain (loss) on investments........     (224,502)         335,389           763,949          436,754
   Capital gain distributions from mutual funds...           --          430,467                --               --
   Net change in unrealized appreciation
     (depreciation) of investments................      190,212        1,310,423         1,507,480          251,412
                                                    -----------      -----------       -----------      -----------
Increase (decrease) in net assets resulting from
  operations......................................      299,687        2,154,206         2,340,006          658,111
                                                    -----------      -----------       -----------      -----------
PRINCIPAL TRANSACTIONS:
   Net premiums...................................      763,320        1,545,202           929,895               --
   Net transfers from (to) other Divisions or
     fixed rate option............................   (1,008,803)       4,614,713           233,690       (1,476,643)
   Internal rollovers.............................        1,038            1,845            13,144               --
   Cost of insurance and other charges............   (1,044,809)        (803,603)         (854,453)        (387,609)
   Administrative charges.........................      (37,501)         (71,880)          (44,477)            (223)
   Policy loans...................................      (11,394)         (17,718)          (58,675)            (301)
   Death benefits.................................       (1,616)          (2,661)           (2,843)              --
   Withdrawals....................................   (2,936,287)        (263,351)         (302,716)          (6,220)
                                                    -----------      -----------       -----------      -----------
Increase (decrease) in net assets resulting from
  principal transactions..........................   (4,276,052)       5,002,547           (86,435)      (1,870,996)
                                                    -----------      -----------       -----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........   (3,976,365)       7,156,753         2,253,571       (1,212,885)
NET ASSETS:
   Beginning of year..............................   13,373,590        9,375,597        11,370,162        8,385,862
                                                    -----------      -----------       -----------      -----------
   End of year....................................  $ 9,397,225      $16,532,350       $13,623,733      $ 7,172,977
                                                    ===========      ===========       ===========      ===========

                            See accompanying notes.

                                   VL-R - 11

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R


STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(UNAUDITED)

                                                                           DIVISIONS
                                                   ---------------------------------------------------------
                                                    JANUS ASPEN                    JANUS ASPEN
                                                   INTERNATIONAL  JANUS ASPEN MID   WORLDWIDE     JPMORGAN
                                                       GROWTH       CAP GROWTH        GROWTH       MID CAP
                                                    PORTFOLIO -     PORTFOLIO -    PORTFOLIO -      VALUE
                                                   SERVICE SHARES SERVICE SHARES  SERVICE SHARES  PORTFOLIO
                                                   -------------- --------------- -------------- -----------
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
OPERATIONS:
   Net investment income (loss)...................  $   (28,138)    $  (18,680)     $   (8,758)  $    12,563
   Net realized gain (loss) on investments........      962,953        178,550         103,763        26,386
   Capital gain distributions from mutual funds...           --         21,785              --       156,357
   Net change in unrealized appreciation
     (depreciation) of investments................    2,492,996        471,173         567,565         1,159
                                                    -----------     ----------      ----------   -----------
Increase (decrease) in net assets resulting from
  operations......................................    3,427,811        652,828         662,570       196,465
                                                    -----------     ----------      ----------   -----------
PRINCIPAL TRANSACTIONS:
   Net premiums...................................    1,431,474        503,590         466,891            --
   Net transfers from (to) other Divisions or
     fixed rate option............................    1,931,916        275,142         585,383       (57,800)
   Internal rollovers.............................        2,175            683              --            --
   Cost of insurance and other charges............     (650,063)      (267,400)       (307,905)      (30,072)
   Administrative charges.........................      (72,173)       (25,034)        (24,155)          (32)
   Policy loans...................................     (126,469)       (41,441)        (22,098)      (10,345)
   Death benefits.................................      (84,793)        (5,334)            490            --
   Withdrawals....................................     (649,316)      (184,186)       (109,381)      (15,067)
                                                    -----------     ----------      ----------   -----------
Increase (decrease) in net assets resulting from
  principal transactions..........................    1,782,751        256,020         589,225      (113,316)
                                                    -----------     ----------      ----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........    5,210,562        908,848       1,251,795        83,149
NET ASSETS:
   Beginning of year..............................   11,982,835      3,385,585       4,430,624     3,498,961
                                                    -----------     ----------      ----------   -----------
   End of period..................................  $17,193,397     $4,294,433      $5,682,419   $ 3,582,110
                                                    ===========     ==========      ==========   ===========
FOR THE YEAR ENDED DECEMBER 31, 2006
OPERATIONS:
   Net investment income (loss)...................  $   105,155     $  (21,547)     $   37,848   $    (1,642)
   Net realized gain (loss) on investments........      688,113        259,677         137,455       201,881
   Capital gain distributions from mutual funds...           --             --              --        93,681
   Net change in unrealized appreciation
     (depreciation) of investments................    2,171,821        128,325         483,941       255,664
                                                    -----------     ----------      ----------   -----------
Increase (decrease) in net assets resulting from
  operations......................................    2,965,089        366,455         659,244       549,584
                                                    -----------     ----------      ----------   -----------
PRINCIPAL TRANSACTIONS:
   Net premiums...................................    1,159,684        572,813         722,944       445,024
   Net transfers from (to) other Divisions or
     fixed rate option............................    3,835,895          7,654        (201,972)   (1,271,831)
   Internal rollovers.............................        3,541          8,440           4,876         3,174
   Cost of insurance and other charges............     (764,047)      (335,512)       (412,870)     (103,499)
   Administrative charges.........................      (57,976)       (28,857)        (37,481)      (22,428)
   Policy loans...................................      (63,516)       (31,596)        (62,349)      (17,157)
   Death benefits.................................         (145)            --         (16,309)           81
   Withdrawals....................................     (149,200)      (133,652)       (217,347)     (108,604)
                                                    -----------     ----------      ----------   -----------
Increase (decrease) in net assets resulting from
  principal transactions..........................    3,964,236         59,290        (220,508)   (1,075,240)
                                                    -----------     ----------      ----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........    6,929,325        425,745         438,736      (525,656)
NET ASSETS:
   Beginning of year..............................    5,053,510      2,959,840       3,991,888     4,024,617
                                                    -----------     ----------      ----------   -----------
   End of year....................................  $11,982,835     $3,385,585      $4,430,624   $ 3,498,961
                                                    ===========     ==========      ==========   ===========

                            See accompanying notes.

                                   VL-R - 12

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R


STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(UNAUDITED)

                                                                                        DIVISIONS
                                                            -----------------------------------------------------------------
                                                            JPMORGAN SMALL  MFS VIT CORE   MFS VIT EMERGING    MFS VIT NEW
                                                               COMPANY     EQUITY SERIES - GROWTH SERIES -  DISCOVERY SERIES -
                                                              PORTFOLIO     INITIAL CLASS   INITIAL CLASS     INITIAL CLASS
                                                            -------------- --------------- ---------------- ------------------
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
OPERATIONS:
   Net investment income (loss)............................   $  (15,909)    $   (8,589)     $   (67,412)       $  (22,659)
   Net realized gain (loss) on investments.................       30,181         83,313          295,341           121,192
   Capital gain distributions from mutual funds............      138,101             --               --           299,872
   Net change in unrealized appreciation (depreciation) of
     investments...........................................     (118,510)       501,603        1,910,161           (70,675)
                                                              ----------     ----------      -----------        ----------
Increase (decrease) in net assets resulting from operations       33,863        576,327        2,138,090           327,730
                                                              ----------     ----------      -----------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums............................................      377,187        509,843        1,186,918           465,124
   Net transfers from (to) other Divisions or fixed rate
     option................................................      248,731        (64,904)         (76,241)          (59,348)
   Internal rollovers......................................        1,353          9,210            8,968               295
   Cost of insurance and other charges.....................     (203,725)      (373,399)        (913,149)         (292,057)
   Administrative charges..................................      (17,567)       (26,282)         (48,324)          (22,954)
   Policy loans............................................       (8,656)       (20,346)        (166,959)          (55,577)
   Death benefits..........................................           (7)        (4,719)         (13,212)           (1,942)
   Withdrawals.............................................      (33,651)      (143,140)        (538,430)         (145,855)
                                                              ----------     ----------      -----------        ----------
Increase (decrease) in net assets resulting from principal
  transactions.............................................      363,665       (113,737)        (560,429)         (112,314)
                                                              ----------     ----------      -----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS....................      397,528        462,590        1,577,661           215,416
NET ASSETS:
   Beginning of year.......................................    2,730,571      4,520,898       12,087,434         4,151,962
                                                              ----------     ----------      -----------        ----------
   End of period...........................................   $3,128,099     $4,983,488      $13,665,095        $4,367,378
                                                              ==========     ==========      ===========        ==========
FOR THE YEAR ENDED DECEMBER 31, 2006
OPERATIONS:
   Net investment income (loss)............................   $  (15,814)    $  (10,326)     $   (87,148)       $  (27,484)
   Net realized gain (loss) on investments.................       56,457         88,619          319,599           116,523
   Capital gain distributions from mutual funds............       58,942             --               --            69,343
   Net change in unrealized appreciation (depreciation) of
     investments...........................................      209,632        447,816          579,361           305,617
                                                              ----------     ----------      -----------        ----------
Increase (decrease) in net assets resulting from operations      309,217        526,109          811,812           463,999
                                                              ----------     ----------      -----------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums............................................      413,486        825,232        1,987,547           689,882
   Net transfers from (to) other Divisions or fixed rate
     option................................................      332,503       (275,950)        (752,983)          (26,023)
   Internal rollovers......................................        3,038         42,045           34,328            11,647
   Cost of insurance and other charges.....................     (214,204)      (518,563)      (1,341,963)         (508,787)
   Administrative charges..................................      (19,993)       (42,869)         (80,358)          (34,172)
   Policy loans............................................      (25,021)       (54,329)        (187,732)          (40,268)
   Death benefits..........................................           (4)        (2,276)         (96,755)               (4)
   Withdrawals.............................................      (75,361)      (177,009)        (853,221)         (113,603)
                                                              ----------     ----------      -----------        ----------
Increase (decrease) in net assets resulting from principal
  transactions.............................................      414,444       (203,719)      (1,291,137)          (21,328)
                                                              ----------     ----------      -----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS....................      723,661        322,390         (479,325)          442,671
NET ASSETS:
   Beginning of year.......................................    2,006,910      4,198,508       12,566,759         3,709,291
                                                              ----------     ----------      -----------        ----------
   End of year.............................................   $2,730,571     $4,520,898      $12,087,434        $4,151,962
                                                              ==========     ==========      ===========        ==========

                            See accompanying notes.

                                   VL-R - 13

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R


STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(UNAUDITED)

                                                                                  DIVISIONS
                                                   -----------------------------------------------------------------------
                                                                                      NEUBERGER BERMAN
                                                        MFS VIT       MFS VIT TOTAL     AMT MID-CAP      NEUBERGER BERMAN
                                                   RESEARCH SERIES - RETURN SERIES - GROWTH PORTFOLIO -    AMT PARTNERS
                                                     INITIAL CLASS    INITIAL CLASS       CLASS I       PORTFOLIO - CLASS I
                                                   ----------------- --------------- ------------------ -------------------
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
OPERATIONS:
   Net investment income (loss)...................    $    4,242        $  15,410        $  (26,545)         $   (611)
   Net realized gain (loss) on investments........        69,702           11,786           144,832             5,128
   Capital gain distributions from mutual funds...            --           18,853                --                --
   Net change in unrealized appreciation
     (depreciation) of investments................       226,281           (6,794)        1,026,860             3,370
                                                      ----------        ---------        ----------          --------
Increase (decrease) in net assets resulting from
  operations......................................       300,225           39,255         1,145,147             7,887
                                                      ----------        ---------        ----------          --------
PRINCIPAL TRANSACTIONS:
   Net premiums...................................       317,740            3,161           530,198               241
   Net transfers from (to) other Divisions or
     fixed rate option............................        43,659          (20,297)          116,158            (6,426)
   Internal rollovers.............................         1,385               --             4,387                --
   Cost of insurance and other charges............      (187,341)         (29,226)         (305,466)           (3,137)
   Administrative charges.........................       (15,967)              --           (26,957)               --
   Policy loans...................................       (25,662)            (534)          (25,366)           (1,678)
   Death benefits.................................          (773)              --            (6,218)               --
   Withdrawals....................................       (89,861)         (14,215)         (135,446)               --
                                                      ----------        ---------        ----------          --------
Increase (decrease) in net assets resulting from
  principal transactions..........................        43,180          (61,111)          151,290           (11,000)
                                                      ----------        ---------        ----------          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........       343,405          (21,856)        1,296,437            (3,113)
NET ASSETS:
   Beginning of year..............................     2,381,244          775,099         4,591,606           111,195
                                                      ----------        ---------        ----------          --------
   End of period..................................    $2,724,649        $ 753,243        $5,888,043          $108,082
                                                      ==========        =========        ==========          ========
FOR THE YEAR ENDED DECEMBER 31, 2006
OPERATIONS:
   Net investment income (loss)...................    $   (4,617)       $  13,350        $  (28,615)         $    (33)
   Net realized gain (loss) on investments........        59,542           11,625           176,053             5,175
   Capital gain distributions from mutual funds...            --           25,854                --            12,005
   Net change in unrealized appreciation
     (depreciation) of investments................       154,953           29,002           389,383            (5,263)
                                                      ----------        ---------        ----------          --------
Increase (decrease) in net assets resulting from
  operations......................................       209,878           79,831           536,821            11,884
                                                      ----------        ---------        ----------          --------
PRINCIPAL TRANSACTIONS:
   Net premiums...................................       441,240           10,697           728,925             1,480
   Net transfers from (to) other Divisions or
     fixed rate option............................        (1,925)          (1,385)          300,319             2,288
   Internal rollovers.............................         1,895               --            37,607                --
   Cost of insurance and other charges............      (246,752)         (42,538)         (397,340)           (3,285)
   Administrative charges.........................       (22,315)              --           (37,627)               --
   Policy loans...................................       (30,978)          (7,202)          (28,773)           (1,833)
   Death benefits.................................            (3)              --            (1,842)               --
   Withdrawals....................................       (47,513)         (84,421)          (97,962)          (10,133)
                                                      ----------        ---------        ----------          --------
Increase (decrease) in net assets resulting from
  principal transactions..........................        93,649         (124,849)          503,307           (11,483)
                                                      ----------        ---------        ----------          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........       303,527          (45,018)        1,040,128               401
NET ASSETS:
   Beginning of year..............................     2,077,717          820,117         3,551,478           110,794
                                                      ----------        ---------        ----------          --------
   End of year....................................    $2,381,244        $ 775,099        $4,591,606          $111,195
                                                      ==========        =========        ==========          ========

                            See accompanying notes.

                                   VL-R - 14

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R


STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(UNAUDITED)

                                                                                           DIVISIONS
                                                                 -------------------------------------------------------------
                                                                 OPPENHEIMER                   OPPENHEIMER      PIMCO VIT
                                                                  BALANCED      OPPENHEIMER    HIGH INCOME    COMMODITY REAL
                                                                  FUND/VA -  GLOBAL SECURITIES  FUND/VA -    RETURN STRATEGY
                                                                 NON-SERVICE  FUND/VA - NON-   NON-SERVICE     PORTFOLIO -
                                                                   SHARES     SERVICE SHARES     SHARES    ADMINISTRATIVE CLASS
                                                                 ----------- ----------------- ----------- --------------------
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
OPERATIONS:
   Net investment income (loss)................................. $   28,665     $   28,726      $  7,294        $   1,788
   Net realized gain (loss) on investments......................      4,586        130,844           667           (3,062)
   Capital gain distributions from mutual funds.................    115,688        204,802            --               --
   Net change in unrealized appreciation (depreciation) of
     investments................................................    (59,716)       163,812        (4,743)          28,497
                                                                 ----------     ----------      --------        ---------
Increase (decrease) in net assets resulting from operations.....     89,223        528,184         3,218           27,223
                                                                 ----------     ----------      --------        ---------
PRINCIPAL TRANSACTIONS:
   Net premiums.................................................    258,746        776,067           731           75,570
   Net transfers from (to) other Divisions or fixed rate option.    203,099      1,642,082        (3,010)        (139,477)
   Internal rollovers...........................................         --          3,842            --               --
   Cost of insurance and other charges..........................   (148,916)      (346,620)       (2,773)         (18,503)
   Administrative charges.......................................    (13,102)       (40,160)           --           (3,793)
   Policy loans.................................................        (85)       (18,688)         (961)             (56)
   Death benefits...............................................       (135)          (338)           --               --
   Withdrawals..................................................    (13,327)       (68,811)           --               --
                                                                 ----------     ----------      --------        ---------
Increase (decrease) in net assets resulting from principal
  transactions..................................................    286,280      1,947,374        (6,013)         (86,259)
                                                                 ----------     ----------      --------        ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS.........................    375,503      2,475,558        (2,795)         (59,036)
NET ASSETS:
   Beginning of year............................................  1,365,866      4,043,499       110,446          255,132
                                                                 ----------     ----------      --------        ---------
   End of period................................................ $1,741,369     $6,519,057      $107,651        $ 196,096
                                                                 ==========     ==========      ========        =========
FOR THE YEAR ENDED DECEMBER 31, 2006
OPERATIONS:
   Net investment income (loss)................................. $   13,950     $    6,283      $  7,130        $   6,561
   Net realized gain (loss) on investments......................       (199)       131,058           290             (143)
   Capital gain distributions from mutual funds.................     47,536        143,963            --            1,003
   Net change in unrealized appreciation (depreciation) of
     investments................................................     55,219        239,263         1,415          (16,727)
                                                                 ----------     ----------      --------        ---------
Increase (decrease) in net assets resulting from operations.....    116,506        520,567         8,835           (9,306)
                                                                 ----------     ----------      --------        ---------
PRINCIPAL TRANSACTIONS:
   Net premiums.................................................    312,959        933,531         4,297            4,357
   Net transfers from (to) other Divisions or fixed rate option.    208,785        655,581            32          266,099
   Internal rollovers...........................................      3,148          3,958            --               --
   Cost of insurance and other charges..........................   (152,299)      (379,298)       (3,662)          (5,113)
   Administrative charges.......................................    (15,881)       (47,436)           --             (228)
   Policy loans.................................................     (6,912)       (41,231)       (1,833)              --
   Death benefits...............................................         --             --            --               --
   Withdrawals..................................................    (48,568)       (42,931)       (2,588)            (677)
                                                                 ----------     ----------      --------        ---------
Increase (decrease) in net assets resulting from principal
  transactions..................................................    301,232      1,082,174        (3,754)         264,438
                                                                 ----------     ----------      --------        ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS.........................    417,738      1,602,741         5,081          255,132
NET ASSETS:
   Beginning of year............................................    948,128      2,440,758       105,365               --
                                                                 ----------     ----------      --------        ---------
   End of year.................................................. $1,365,866     $4,043,499      $110,446        $ 255,132
                                                                 ==========     ==========      ========        =========


                            See accompanying notes.

                                   VL-R - 15

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R


STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(UNAUDITED)

                                                                                    DIVISIONS
                                                             -------------------------------------------------------
                                                               PIMCO VIT      PIMCO VIT      PIMCO VIT
                                                              REAL RETURN     SHORT-TERM    TOTAL RETURN    PIONEER
                                                              PORTFOLIO -    PORTFOLIO -    PORTFOLIO -    FUND VCT
                                                             ADMINISTRATIVE ADMINISTRATIVE ADMINISTRATIVE PORTFOLIO -
                                                                 CLASS          CLASS          CLASS        CLASS I
                                                             -------------- -------------- -------------- -----------
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
OPERATIONS:
   Net investment income (loss).............................  $   380,829     $  160,233    $   727,504   $   11,713
   Net realized gain (loss) on investments..................      (75,974)        (3,959)      (117,702)      41,742
   Capital gain distributions from mutual funds.............           --             --             --           --
   Net change in unrealized appreciation (depreciation) of
     investments............................................      299,141        (11,171)       383,031      257,693
                                                              -----------     ----------    -----------   ----------
Increase (decrease) in net assets resulting from operations.      603,996        145,103        992,833      311,148
                                                              -----------     ----------    -----------   ----------
PRINCIPAL TRANSACTIONS:
   Net premiums.............................................    1,804,640        615,279      3,293,155      206,025
   Net transfers from (to) other Divisions or fixed rate
     option.................................................      764,206        453,771        (46,281)     (14,098)
   Internal rollovers.......................................        3,186            739          1,405           --
   Cost of insurance and other charges......................   (1,029,916)      (440,790)    (1,110,265)    (166,148)
   Administrative charges...................................      (94,768)       (31,234)      (162,631)      (7,260)
   Policy loans.............................................      (70,992)       (21,956)       (93,771)      (7,337)
   Death benefits...........................................      (10,008)       (63,687)       (33,943)          --
   Withdrawals..............................................     (281,046)       (68,708)      (327,925)     (47,463)
                                                              -----------     ----------    -----------   ----------
Increase (decrease) in net assets resulting from principal
  transactions..............................................    1,085,302        443,414      1,519,744      (36,281)
                                                              -----------     ----------    -----------   ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS.....................    1,689,298        588,517      2,512,577      274,867
NET ASSETS:
   Beginning of year........................................   11,744,032      4,984,779     22,661,078    3,299,216
                                                              -----------     ----------    -----------   ----------
   End of period............................................  $13,433,330     $5,573,296    $25,173,655   $3,574,083
                                                              ===========     ==========    ===========   ==========
FOR THE YEAR ENDED DECEMBER 31, 2006
OPERATIONS:
   Net investment income (loss).............................  $   438,585     $  175,765    $   696,837   $   19,741
   Net realized gain (loss) on investments..................        9,390         (4,282)      (380,288)      66,362
   Capital gain distributions from mutual funds.............      313,163             --        119,901           --
   Net change in unrealized appreciation (depreciation) of
     investments............................................     (741,458)          (784)       140,867      384,974
                                                              -----------     ----------    -----------   ----------
Increase (decrease) in net assets resulting from operations.       19,680        170,699        577,317      471,077
                                                              -----------     ----------    -----------   ----------
PRINCIPAL TRANSACTIONS:
   Net premiums.............................................    2,325,664        776,516      3,674,492      295,848
   Net transfers from (to) other Divisions or fixed rate
     option.................................................     (837,509)        30,265     (3,145,448)    (222,509)
   Internal rollovers.......................................        2,625          3,158         12,412          877
   Cost of insurance and other charges......................   (1,381,218)      (534,511)    (1,466,627)    (247,435)
   Administrative charges...................................     (114,774)       (38,393)      (175,128)     (10,650)
   Policy loans.............................................     (231,220)      (118,749)      (240,984)     (44,157)
   Death benefits...........................................      (14,069)        (2,098)        (2,805)          --
   Withdrawals..............................................     (370,689)      (156,789)      (791,659)    (176,627)
                                                              -----------     ----------    -----------   ----------
Increase (decrease) in net assets resulting from principal
  transactions..............................................     (621,190)       (40,601)    (2,135,747)    (404,653)
                                                              -----------     ----------    -----------   ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS.....................     (601,510)       130,098     (1,558,430)      66,424
NET ASSETS:
   Beginning of year........................................   12,345,542      4,854,681     24,219,508    3,232,792
                                                              -----------     ----------    -----------   ----------
   End of year..............................................  $11,744,032     $4,984,779    $22,661,078   $3,299,216
                                                              ===========     ==========    ===========   ==========

                            See accompanying notes.

                                   VL-R - 16

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R


STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(UNAUDITED)

                                                                                    DIVISIONS
                                                             ------------------------------------------------------
                                                                               PIONEER
                                                             PIONEER GROWTH    MID CAP     PUTNAM VT     PUTNAM VT
                                                              OPPORTUNITIES   VALUE VCT   DIVERSIFIED   GROWTH AND
                                                             VCT PORTFOLIO - PORTFOLIO - INCOME FUND - INCOME FUND -
                                                                 CLASS I       CLASS I     CLASS IB      CLASS IB
                                                             --------------- ----------- ------------- -------------
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
OPERATIONS:
   Net investment income (loss).............................   $  (26,934)    $    454    $   505,718   $   186,847
   Net realized gain (loss) on investments..................       77,343        4,803        (83,200)      992,018
   Capital gain distributions from mutual funds.............      666,205       17,376             --     3,195,685
   Net change in unrealized appreciation (depreciation) of
     investments............................................     (541,852)      (6,609)      (124,606)   (3,650,969)
                                                               ----------     --------    -----------   -----------
Increase (decrease) in net assets resulting from operations.      174,762       16,024        297,912       723,581
                                                               ----------     --------    -----------   -----------
PRINCIPAL TRANSACTIONS:
   Net premiums.............................................      377,907       51,528        407,402     1,516,632
   Net transfers from (to) other Divisions or fixed rate
     option.................................................      (94,258)      89,012       (292,843)      (69,382)
   Internal rollovers.......................................           --          470          2,183         3,309
   Cost of insurance and other charges......................     (324,080)     (16,903)      (395,809)   (1,030,622)
   Administrative charges...................................      (14,528)      (2,570)       (20,025)      (72,587)
   Policy loans.............................................      (79,690)          36        (17,334)     (109,958)
   Death benefits...........................................           --           --         (1,565)       (5,186)
   Withdrawals..............................................     (253,644)      (1,865)    (4,042,567)   (4,995,838)
                                                               ----------     --------    -----------   -----------
Increase (decrease) in net assets resulting from principal
  transactions..............................................     (388,293)     119,708     (4,360,558)   (4,763,632)
                                                               ----------     --------    -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS.....................     (213,531)     135,732     (4,062,646)   (4,040,051)
NET ASSETS:
   Beginning of year........................................    4,992,392       75,605     11,517,000    21,393,750
                                                               ----------     --------    -----------   -----------
   End of period............................................   $4,778,861     $211,337    $ 7,454,354   $17,353,699
                                                               ==========     ========    ===========   ===========
FOR THE YEAR ENDED DECEMBER 31, 2006
OPERATIONS:
   Net investment income (loss).............................   $  (36,577)    $    (79)   $   463,626   $   185,523
   Net realized gain (loss) on investments..................       79,869           (3)        33,585       575,010
   Capital gain distributions from mutual funds.............           --          373             --       470,152
   Net change in unrealized appreciation (depreciation) of
     investments............................................      189,546        2,601         68,663     1,620,179
                                                               ----------     --------    -----------   -----------
Increase (decrease) in net assets resulting from operations.      232,838        2,892        565,874     2,850,864
                                                               ----------     --------    -----------   -----------
PRINCIPAL TRANSACTIONS:
   Net premiums.............................................      544,505        7,736      1,561,190     3,097,607
   Net transfers from (to) other Divisions or fixed rate
     option.................................................      (98,613)      67,239       (367,345)   (1,274,051)
   Internal rollovers.......................................        3,903          796          8,507         7,117
   Cost of insurance and other charges......................     (441,521)      (2,497)      (383,769)   (1,478,341)
   Administrative charges...................................      (22,070)        (386)      (108,472)     (180,468)
   Policy loans.............................................     (128,459)          --        (91,865)     (125,493)
   Death benefits...........................................           --           --           (662)      (18,989)
   Withdrawals..............................................     (373,505)        (175)      (120,411)     (881,436)
                                                               ----------     --------    -----------   -----------
Increase (decrease) in net assets resulting from principal
  transactions..............................................     (515,760)      72,713        497,173      (854,054)
                                                               ----------     --------    -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS.....................     (282,922)      75,605      1,063,047     1,996,810
NET ASSETS:
   Beginning of year........................................    5,275,314           --     10,453,953    19,396,940
                                                               ----------     --------    -----------   -----------
   End of year..............................................   $4,992,392     $ 75,605    $11,517,000   $21,393,750
                                                               ==========     ========    ===========   ===========

                            See accompanying notes.

                                   VL-R - 17

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R


STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(UNAUDITED)

                                                                                DIVISIONS
                                                             -----------------------------------------------
                                                               PUTNAM VT    PUTNAM
                                                             INTERNATIONAL VT SMALL   PUTNAM
                                                              GROWTH AND   CAP VALUE VT VISTA    PUTNAM VT
                                                             INCOME FUND -  FUND -    FUND -   VOYAGER FUND -
                                                               CLASS IB    CLASS IB  CLASS IB     CLASS IB
                                                             ------------- --------- --------  --------------
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
OPERATIONS:
   Net investment income (loss).............................  $   114,835  $    (40) $ (1,018)    $ (2,220)
   Net realized gain (loss) on investments..................      368,410     7,930     2,452       13,614
   Capital gain distributions from mutual funds.............    1,718,659    45,838        --           --
   Net change in unrealized appreciation (depreciation) of
     investments............................................   (1,128,330)  (67,706)   11,614        8,726
                                                              -----------  --------  --------     --------
Increase (decrease) in net assets resulting from operations.    1,073,574   (13,978)   13,048       20,120
                                                              -----------  --------  --------     --------
PRINCIPAL TRANSACTIONS:
   Net premiums.............................................      828,725     5,733     4,216        5,130
   Net transfers from (to) other Divisions or fixed rate
     option.................................................      477,607    (8,588)   (5,149)     (33,239)
   Internal rollovers.......................................          634        --        --           --
   Cost of insurance and other charges......................     (536,748)   (6,868)   (1,733)     (12,644)
   Administrative charges...................................      (38,045)       --        --           --
   Policy loans.............................................      (44,128)   (3,617)     (498)      (1,872)
   Death benefits...........................................      (86,548)       --        --           --
   Withdrawals..............................................     (217,790)     (581)       --       (4,868)
                                                              -----------  --------  --------     --------
Increase (decrease) in net assets resulting from principal
  transactions..............................................      383,707   (13,921)   (3,164)     (47,493)
                                                              -----------  --------  --------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS.....................    1,457,281   (27,899)    9,884      (27,373)
NET ASSETS:
   Beginning of year........................................    8,841,468   416,127   176,650      421,428
                                                              -----------  --------  --------     --------
   End of period............................................  $10,298,749  $388,228  $186,534     $394,055
                                                              ===========  ========  ========     ========
FOR THE YEAR ENDED DECEMBER 31, 2006
OPERATIONS:
   Net investment income (loss).............................  $    26,375  $ (1,687) $   (793)    $ (2,480)
   Net realized gain (loss) on investments..................      360,192    27,091     1,593        1,614
   Capital gain distributions from mutual funds.............           --    39,335        --           --
   Net change in unrealized appreciation (depreciation) of
     investments............................................    1,246,217    (3,385)    4,353       18,494
                                                              -----------  --------  --------     --------
Increase (decrease) in net assets resulting from operations.    1,632,784    61,354     5,153       17,628
                                                              -----------  --------  --------     --------
PRINCIPAL TRANSACTIONS:
   Net premiums.............................................    1,001,601    10,065     4,056       10,826
   Net transfers from (to) other Divisions or fixed rate
     option.................................................    1,400,544    (4,847)   68,594       21,569
   Internal rollovers.......................................          692        --        --           --
   Cost of insurance and other charges......................     (550,278)  (10,178)   (1,956)     (18,043)
   Administrative charges...................................      (45,171)       --        --           --
   Policy loans.............................................      (46,551)   (3,066)   (2,219)      (1,507)
   Death benefits...........................................         (677)       --        --           --
   Withdrawals..............................................     (259,387)  (53,908)   (2,230)      (8,987)
                                                              -----------  --------  --------     --------
Increase (decrease) in net assets resulting from principal
  transactions..............................................    1,500,773   (61,934)   66,245        3,858
                                                              -----------  --------  --------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS.....................    3,133,557      (580)   71,398       21,486
NET ASSETS:
   Beginning of year........................................    5,707,911   416,707   105,252      399,942
                                                              -----------  --------  --------     --------
   End of year..............................................  $ 8,841,468  $416,127  $176,650     $421,428
                                                              ===========  ========  ========     ========

                            See accompanying notes.

                                   VL-R - 18

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R


STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(UNAUDITED)

                                                                                    DIVISIONS
                                                   --------------------------------------------------------------------------
                                                       SUNAMERICA          SUNAMERICA         UIF EQUITY         UIF HIGH
                                                    AGGRESSIVE GROWTH       BALANCED       GROWTH PORTFOLIO- YIELD PORTFOLIO -
                                                   PORTFOLIO - CLASS 1 PORTFOLIO - CLASS 1      CLASS I           CLASS I
                                                   ------------------- ------------------- ----------------- -----------------
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
OPERATIONS:
   Net investment income (loss)...................     $   (6,486)         $   (6,926)        $  (22,377)       $  113,511
   Net realized gain (loss) on investments........         87,290              20,871            125,423            20,376
   Capital gain distributions from mutual funds...             --                  --                 --                --
   Net change in unrealized appreciation
     (depreciation) of investments................        (12,717)             66,406            668,242           (68,237)
                                                       ----------          ----------         ----------        ----------
Increase (decrease) in net assets resulting from
  operations......................................         68,087              80,351            771,288            65,650
                                                       ----------          ----------         ----------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums...................................        219,008             264,995            386,593           124,200
   Net transfers from (to) other Divisions or
     fixed rate option............................        187,818              30,239            (49,711)          404,540
   Internal rollovers.............................             --                  --                238                --
   Cost of insurance and other charges............       (110,146)           (144,014)          (266,939)          (88,721)
   Administrative charges.........................        (10,828)            (13,306)           (13,198)           (4,750)
   Policy loans...................................         (2,162)             (6,025)          (112,136)          (45,454)
   Death benefits.................................           (232)             (6,556)            (1,336)               --
   Withdrawals....................................        (24,632)            (34,863)          (289,007)          (54,454)
                                                       ----------          ----------         ----------        ----------
Increase (decrease) in net assets resulting from
  principal transactions..........................        258,826              90,470           (345,496)          335,361
                                                       ----------          ----------         ----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........        326,913             170,821            425,792           401,011
NET ASSETS:
   Beginning of year..............................      1,130,347           1,226,450          4,054,190         1,465,248
                                                       ----------          ----------         ----------        ----------
   End of period..................................     $1,457,260          $1,397,271         $4,479,982        $1,866,259
                                                       ==========          ==========         ==========        ==========
FOR THE YEAR ENDED DECEMBER 31, 2006
OPERATIONS:
   Net investment income (loss)...................     $   (6,184)         $   23,954         $  (29,592)       $  121,162
   Net realized gain (loss) on investments........         51,285              13,228             82,391           (30,482)
   Capital gain distributions from mutual funds...             --                  --                 --                --
   Net change in unrealized appreciation
     (depreciation) of investments................         79,785              70,343             77,386            34,803
                                                       ----------          ----------         ----------        ----------
Increase (decrease) in net assets resulting from
  operations......................................        124,886             107,525            130,185           125,483
                                                       ----------          ----------         ----------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums...................................        238,909             369,551            620,892           193,931
   Net transfers from (to) other Divisions or
     fixed rate option............................        (26,077)              2,227            (52,164)         (794,194)
   Internal rollovers.............................            519               7,959                424                --
   Cost of insurance and other charges............       (134,489)           (188,400)          (400,159)         (148,896)
   Administrative charges.........................        (11,792)            (18,655)           (20,791)           (7,659)
   Policy loans...................................        (27,421)             (2,569)           (72,970)          (14,213)
   Death benefits.................................             --                (550)                --                (4)
   Withdrawals....................................        (17,230)            (15,280)          (378,243)          (68,240)
                                                       ----------          ----------         ----------        ----------
Increase (decrease) in net assets resulting from
  principal transactions..........................         22,419             154,283           (303,011)         (839,275)
                                                       ----------          ----------         ----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........        147,305             261,808           (172,826)         (713,792)
NET ASSETS:
   Beginning of year..............................        983,042             964,642          4,227,016         2,179,040
                                                       ----------          ----------         ----------        ----------
   End of year....................................     $1,130,347          $1,226,450         $4,054,190        $1,465,248
                                                       ==========          ==========         ==========        ==========

                            See accompanying notes.

                                   VL-R - 19

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R


STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(UNAUDITED)

                                                                                      DIVISIONS
                                                           ---------------------------------------------------------------
                                                           VALIC COMPANY I VALIC COMPANY I VALIC COMPANY I VALIC COMPANY I
                                                            INTERNATIONAL   MID CAP INDEX  MONEY MARKET I  NASDAQ-100 INDEX
                                                            EQUITIES FUND       FUND            FUND             FUND
                                                           --------------- --------------- --------------- ----------------
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
OPERATIONS:
   Net investment income (loss)...........................   $  (17,544)     $   (98,294)   $    978,075     $   (21,107)
   Net realized gain (loss) on investments................      189,196          615,452              --         411,885
   Capital gain distributions from mutual funds...........           --               --              --              --
   Net change in unrealized appreciation (depreciation)
     of investments.......................................      184,112        1,284,128              --         255,973
                                                             ----------      -----------    ------------     -----------
Increase (decrease) in net assets resulting from
  operations..............................................      355,764        1,801,286         978,075         646,751
                                                             ----------      -----------    ------------     -----------
PRINCIPAL TRANSACTIONS:
   Net premiums...........................................      264,386        1,498,684      20,526,383         437,551
   Net transfers from (to) other Divisions or fixed rate
     option...............................................      896,301          138,049     (15,741,675)     (1,174,700)
   Internal rollovers.....................................          314              484         863,897              --
   Cost of insurance and other charges....................     (172,786)        (958,460)     (2,934,936)       (272,828)
   Administrative charges.................................      (12,513)         (67,738)     (1,096,378)        (21,013)
   Policy loans...........................................      (18,013)        (275,706)       (959,130)        (75,334)
   Death benefits.........................................           --          (50,853)       (163,806)         (1,568)
   Withdrawals............................................     (211,858)        (891,379)       (534,269)       (213,389)
                                                             ----------      -----------    ------------     -----------
Increase (decrease) in net assets resulting from principal
  transactions............................................      745,831         (606,919)        (39,914)     (1,321,281)
                                                             ----------      -----------    ------------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS...................    1,101,595        1,194,367         938,161        (674,530)
NET ASSETS:
   Beginning of year......................................    2,742,340       17,663,090      30,597,846       4,186,474
                                                             ----------      -----------    ------------     -----------
   End of period..........................................   $3,843,935      $18,857,457    $ 31,536,007     $ 3,511,944
                                                             ==========      ===========    ============     ===========
FOR THE YEAR ENDED DECEMBER 31, 2006
OPERATIONS:
   Net investment income (loss)...........................   $   22,097      $   (37,678)   $  1,306,263     $   (25,999)
   Net realized gain (loss) on investments................      237,928          791,315              --         338,983
   Capital gain distributions from mutual funds...........      151,425        1,166,529              --              --
   Net change in unrealized appreciation (depreciation)
     of investments.......................................      105,700         (412,652)             --        (113,006)
                                                             ----------      -----------    ------------     -----------
Increase (decrease) in net assets resulting from
  operations..............................................      517,150        1,507,514       1,306,263         199,978
                                                             ----------      -----------    ------------     -----------
PRINCIPAL TRANSACTIONS:
   Net premiums...........................................      322,747        2,179,176      18,366,775         839,415
   Net transfers from (to) other Divisions or fixed rate
     option...............................................      (30,669)         213,027      (8,470,372)       (540,461)
   Internal rollovers.....................................          190            4,909         878,353             410
   Cost of insurance and other charges....................     (204,734)      (1,271,719)     (3,635,797)       (407,935)
   Administrative charges.................................      (14,717)         (95,675)       (966,049)        (40,714)
   Policy loans...........................................      (20,113)        (404,072)        440,035           7,684
   Death benefits.........................................           80         (183,264)       (356,317)             --
   Withdrawals............................................     (176,741)        (942,529)     (1,520,238)       (123,606)
                                                             ----------      -----------    ------------     -----------
Increase (decrease) in net assets resulting from principal
  transactions............................................     (123,957)        (500,147)      4,736,390        (265,207)
                                                             ----------      -----------    ------------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS...................      393,193        1,007,367       6,042,653         (65,229)
NET ASSETS:
   Beginning of year......................................    2,349,147       16,655,723      24,555,193       4,251,703
                                                             ----------      -----------    ------------     -----------
   End of year............................................   $2,742,340      $17,663,090    $ 30,597,846     $ 4,186,474
                                                             ==========      ===========    ============     ===========


                            See accompanying notes.

                                   VL-R - 20

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(UNAUDITED)

                                                                                        DIVISIONS
                                                           ------------------------------------------------------------------
                                                           VALIC COMPANY I VALIC COMPANY I VALIC COMPANY I   VAN KAMPEN LIT
                                                              SCIENCE &    SMALL CAP INDEX   STOCK INDEX       GOVERNMENT
                                                           TECHNOLOGY FUND      FUND            FUND       PORTFOLIO - CLASS I
                                                           --------------- --------------- --------------- -------------------
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
OPERATIONS:
   Net investment income (loss)...........................   $   (7,212)     $  (35,768)     $  (181,077)       $  5,481
   Net realized gain (loss) on investments................       33,719         404,735        1,389,520          (1,118)
   Capital gain distributions from mutual funds...........           --              --               --              --
   Net change in unrealized appreciation (depreciation)
     of investments.......................................      228,492        (196,218)       1,615,268             104
                                                             ----------      ----------      -----------        --------
Increase (decrease) in net assets resulting from
  operations..............................................      254,999         172,749        2,823,711           4,467
                                                             ----------      ----------      -----------        --------
PRINCIPAL TRANSACTIONS:
   Net premiums...........................................      150,462         749,699        2,502,724           1,288
   Net transfers from (to) other Divisions or fixed rate
     option...............................................       93,021         304,297       (2,690,589)         (3,814)
   Internal rollovers.....................................           --           2,234            4,430              --
   Cost of insurance and other charges....................      (86,011)       (371,559)      (2,042,790)         (9,532)
   Administrative charges.................................       (7,426)        (37,276)        (111,169)             --
   Policy loans...........................................       (3,901)        (60,745)        (299,734)         (2,951)
   Death benefits.........................................         (670)        (94,817)         (95,778)             --
   Withdrawals............................................      (29,130)       (440,396)        (869,080)         (9,984)
                                                             ----------      ----------      -----------        --------
Increase (decrease) in net assets resulting from principal
  transactions............................................      116,345          51,437       (3,601,986)        (24,993)
                                                             ----------      ----------      -----------        --------
TOTAL INCREASE (DECREASE) IN NET ASSETS...................      371,344         224,186         (778,275)        (20,526)
NET ASSETS:
   Beginning of year......................................    1,228,493       6,676,702       35,624,312         135,776
                                                             ----------      ----------      -----------        --------
   End of period..........................................   $1,599,837      $6,900,888      $34,846,037        $115,250
                                                             ==========      ==========      ===========        ========
FOR THE YEAR ENDED DECEMBER 31, 2006
OPERATIONS:
   Net investment income (loss)...........................   $   (8,670)     $  (19,397)     $    40,239        $  5,833
   Net realized gain (loss) on investments................       62,771         502,152        2,049,336          (1,883)
   Capital gain distributions from mutual funds...........           --         314,368        1,124,134              --
   Net change in unrealized appreciation (depreciation)
     of investments.......................................          663         178,372        1,619,156            (464)
                                                             ----------      ----------      -----------        --------
Increase (decrease) in net assets resulting from
  operations..............................................       54,764         975,495        4,832,865           3,486
                                                             ----------      ----------      -----------        --------
PRINCIPAL TRANSACTIONS:
   Net premiums...........................................      208,938       1,052,712        3,466,697           3,641
   Net transfers from (to) other Divisions or fixed rate
     option...............................................       57,549         167,695       (2,312,966)            438
   Internal rollovers.....................................           --             796           12,768              --
   Cost of insurance and other charges....................     (221,201)       (455,189)      (3,020,872)        (27,771)
   Administrative charges.................................      (10,104)        (50,348)        (145,917)             --
   Policy loans...........................................      (22,518)       (265,086)        (701,571)         (1,013)
   Death benefits.........................................           --          (1,657)         (47,112)             --
   Withdrawals............................................      (95,020)       (406,828)      (3,740,973)         (3,261)
                                                             ----------      ----------      -----------        --------
Increase (decrease) in net assets resulting from principal
  transactions............................................      (82,356)         42,095       (6,489,946)        (27,966)
                                                             ----------      ----------      -----------        --------
TOTAL INCREASE (DECREASE) IN NET ASSETS...................      (27,592)      1,017,590       (1,657,081)        (24,480)
NET ASSETS:
   Beginning of year......................................    1,256,085       5,659,112       37,281,393         160,256
                                                             ----------      ----------      -----------        --------
   End of year............................................   $1,228,493      $6,676,702      $35,624,312        $135,776
                                                             ==========      ==========      ===========        ========

                            See accompanying notes.

                                   VL-R - 21

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R


STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
(UNAUDITED)

                                                                                DIVISIONS
                                                   ------------------------------------------------------------------
                                                     VAN KAMPEN LIT
                                                       GROWTH AND       VAN KAMPEN LIT     VANGUARD VIF   VANGUARD VIF
                                                   INCOME PORTFOLIO -  STRATEGIC GROWTH   HIGH YIELD BOND  REIT INDEX
                                                        CLASS I       PORTFOLIO - CLASS I    PORTFOLIO     PORTFOLIO
                                                   ------------------ ------------------- --------------- ------------
FOR THE PERIOD ENDED SEPTEMBER 30, 2007
OPERATIONS:
   Net investment income (loss)...................    $   136,360          $   (270)        $  328,073    $   226,343
   Net realized gain (loss) on investments........        211,895             5,977             (7,025)     1,028,040
   Capital gain distributions from mutual funds...        482,387                --                 --      1,280,223
   Net change in unrealized appreciation
     (depreciation) of investments................       (147,655)            1,741           (182,703)    (3,301,680)
                                                      -----------          --------         ----------    -----------
Increase (decrease) in net assets resulting from
  operations......................................        682,987             7,448            138,345       (767,074)
                                                      -----------          --------         ----------    -----------
PRINCIPAL TRANSACTIONS:
   Net premiums...................................      1,578,744             1,779            749,586      1,838,748
   Net transfers from (to) other Divisions or
     fixed rate option............................        860,650            (8,216)           527,466       (277,388)
   Internal rollovers.............................             --                --              4,610          3,566
   Cost of insurance and other charges............       (600,442)           (1,403)          (428,529)    (1,055,514)
   Administrative charges.........................        (76,086)               --            (38,543)       (90,948)
   Policy loans...................................       (329,004)            2,092            (74,717)      (112,700)
   Death benefits.................................        (26,771)               --            (29,891)       (73,806)
   Withdrawals....................................       (198,639)           (8,020)          (104,083)    (1,220,308)
                                                      -----------          --------         ----------    -----------
Increase (decrease) in net assets resulting from
  principal transactions..........................      1,208,452           (13,768)           605,899       (988,350)
                                                      -----------          --------         ----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........      1,891,439            (6,320)           744,244     (1,755,424)
NET ASSETS:
   Beginning of year..............................     12,098,136            57,242          5,181,037     17,122,271
                                                      -----------          --------         ----------    -----------
   End of period..................................    $13,989,575          $ 50,922         $5,925,281    $15,366,847
                                                      ===========          ========         ==========    ===========
FOR THE YEAR ENDED DECEMBER 31, 2006
OPERATIONS:
   Net investment income (loss)...................    $    38,947          $   (421)        $  347,695    $   182,163
   Net realized gain (loss) on investments........        520,871               471            (72,435)       908,031
   Capital gain distributions from mutual funds...        613,913                --                 --        890,176
   Net change in unrealized appreciation
     (depreciation) of investments................        360,307             1,308            108,539      2,179,220
                                                      -----------          --------         ----------    -----------
Increase (decrease) in net assets resulting from
  operations......................................      1,534,038             1,358            383,799      4,159,590
                                                      -----------          --------         ----------    -----------
PRINCIPAL TRANSACTIONS:
   Net premiums...................................      1,923,721             4,380          1,061,834      2,466,113
   Net transfers from (to) other Divisions or
     fixed rate option............................       (109,336)             (259)          (308,335)       736,702
   Internal rollovers.............................          1,421                --             13,671         15,446
   Cost of insurance and other charges............       (727,324)           (2,615)          (590,885)    (1,236,493)
   Administrative charges.........................        (90,147)               --            (54,057)      (120,151)
   Policy loans...................................        (58,688)           (3,361)           (81,623)      (228,520)
   Death benefits.................................             --                --             (1,818)        (5,694)
   Withdrawals....................................       (414,854)             (203)          (470,628)      (717,209)
                                                      -----------          --------         ----------    -----------
Increase (decrease) in net assets resulting from
  principal transactions..........................        524,793            (2,058)          (431,841)       910,194
                                                      -----------          --------         ----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........      2,058,831              (700)           (48,042)     5,069,784
NET ASSETS:
   Beginning of year..............................     10,039,305            57,942          5,229,079     12,052,487
                                                      -----------          --------         ----------    -----------
   End of year....................................    $12,098,136          $ 57,242         $5,181,037    $17,122,271
                                                      ===========          ========         ==========    ===========

                            See accompanying notes.

                                   VL-R - 22

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)


NOTE A - ORGANIZATION

Separate Account VL-R (the "Separate Account") was established by resolution of the Board of Directors of American General Life Insurance Company (the "Company") on May 6, 1997 to fund variable universal life insurance policies issued by the Company. The following products are included in the Separate
Account: AG Legacy Plus, Corporate America, Legacy Plus, Platinum Investor I, Platinum Investor II, Platinum Investor III, Platinum Investor IV, Platinum Investor FlexDirector, Platinum Investor PLUS, Platinum Investor Survivor, Platinum Investor Survivor II, Platinum Investor VIP, The One VUL Solution and AIG Corporate Investor. Of the products listed, AG Legacy Plus, Legacy Plus, Platinum Investor I, Platinum Investor Survivor and The One VUL Solution are no longer offered for sale. The Company is an indirect, wholly-owned subsidiary of American International Group, Inc. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

The Separate Account is divided into "Divisions", which invest in independently managed mutual fund portfolios ("Funds"). The Funds available to policy owners through the various Divisions are as follows:

                  AIM VARIABLE INSURANCE FUNDS ("AIM V.I."):
                   AIM V.I. Core Equity Fund - Series I (1)
                 AIM V.I. International Growth Fund - Series I
                  AIM V.I. Premier Equity Fund - Series I (1)

                  THE ALGER AMERICAN FUND ("ALGER AMERICAN"):
          Alger American Leveraged AllCap Portfolio - Class O Shares
            Alger American MidCap Growth Portfolio - Class O Shares

      AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. ("AMERICAN CENTURY VP"):
                   American Century VP Value Fund - Class I

                    CREDIT SUISSE TRUST ("CREDIT SUISSE"):
                 Credit Suisse Small Cap Core I Portfolio (12)

                 DREYFUS INVESTMENT PORTFOLIOS ("DREYFUS IP"):
            Dreyfus IP MidCap Stock Portfolio - Initial shares (2)

               DREYFUS VARIABLE INVESTMENT FUND ("DREYFUS VIF"):
         Dreyfus VIF Developing Leaders Portfolio - Initial shares (2)
            Dreyfus VIF Quality Bond Portfolio - Initial shares (2)

         FIDELITY(R) VARIABLE INSURANCE PRODUCTS ("FIDELITY(R) VIP"):
         Fidelity(R) VIP Asset Manager/SM/ Portfolio - Service Class 2
           Fidelity(R) VIP Contrafund(R) Portfolio - Service Class 2 Fidelity(R) VIP Equity-Income Portfolio - Service Class 2
         Fidelity(R) VIP Freedom 2020 Portfolio - Service Class 2 (3) Fidelity(R) VIP Freedom 2025 Portfolio - Service Class 2 (3) Fidelity(R) VIP Freedom 2030 Portfolio - Service Class 2 (3)
              Fidelity(R) VIP Growth Portfolio - Service Class 2 Fidelity(R) VIP Mid Cap Portfolio - Service Class 2

 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST ("FRANKLIN TEMPLETON"):
     Franklin Templeton Franklin Small Cap Value Securities Fund - Class 2 Franklin Templeton Franklin Small-Mid Cap Growth Securities Fund - Class 2
          Franklin Templeton Franklin U.S. Government Fund - Class 2
          Franklin Templeton Mutual Shares Securities Fund - Class 2
        Franklin Templeton Templeton Foreign Securities Fund - Class 2

                                   VL-R - 23

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE A - ORGANIZATION - CONTINUED

           GOLDMAN SACHS VARIABLE INSURANCE TRUST ("GOLDMAN SACHS"):
           Goldman Sachs Capital Growth Fund - Institutional Shares

                      JANUS ASPEN SERIES ("JANUS ASPEN"):
          Janus Aspen International Growth Portfolio - Service Shares
             Janus Aspen Mid Cap Growth Portfolio - Service Shares
          Janus Aspen Worldwide Growth Portfolio - Service Shares (4)

                   J.P. MORGAN SERIES TRUST II ("JPMORGAN"):
                     JPMorgan Mid Cap Value Portfolio (5)
                       JPMorgan Small Company Portfolio

              MFS(R) VARIABLE INSURANCE TRUST(SM) ("MFS(R) VIT"):
            MFS(R) VIT Core Equity Series - Initial Class (6) (13)
             MFS(R) VIT Emerging Growth Series - Initial Class (6)
                MFS(R) VIT New Discovery Series - Initial Class
                  MFS(R) VIT Research Series - Initial Class
                MFS(R) VIT Total Return Series - Initial Class

     NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST ("NEUBERGER BERMAN AMT"):
            Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
               Neuberger Berman AMT Partners Portfolio - Class I
       Neuberger Berman AMT Socially Responsive Portfolio - Class I (15)

              OPPENHEIMER VARIABLE ACCOUNT FUNDS ("OPPENHEIMER"):
               Oppenheimer Balanced Fund/VA - Non-Service Shares
          Oppenheimer Global Securities Fund/VA - Non-Service Shares
             Oppenheimer High Income Fund/VA - Non-Service Shares

                 PIMCO VARIABLE INSURANCE TRUST ("PIMCO VIT"):
  PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class (7)
            PIMCO VIT Real Return Portfolio - Administrative Class
             PIMCO VIT Short-Term Portfolio - Administrative Class
            PIMCO VIT Total Return Portfolio - Administrative Class

                 PIONEER VARIABLE CONTRACTS TRUST ("PIONEER"):
                     Pioneer Fund VCT Portfolio - Class I
             Pioneer Growth Opportunities VCT Portfolio - Class I
               Pioneer Mid Cap Value VCT Portfolio - Class I (8)

                     PUTNAM VARIABLE TRUST ("PUTNAM VT"):
                 Putnam VT Diversified Income Fund - Class IB
                Putnam VT Growth and Income Fund - Class IB (9)
           Putnam VT International Growth and Income Fund - Class IB
                   Putnam VT Small Cap Value Fund - Class IB
                        Putnam VT Vista Fund - Class IB
                       Putnam VT Voyager Fund - Class IB

                                   VL-R - 24

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)

NOTE A - ORGANIZATION - CONTINUED


                    SUNAMERICA SERIES TRUST ("SUNAMERICA"):
               SunAmerica Aggressive Growth Portfolio - Class 1
                 SunAmerica Balanced Portfolio - Class 1 (14)

               THE UNIVERSAL INSTITUTIONAL FUNDS, INC. ("UIF"):
                  UIF Equity Growth Portfolio - Class I (10)
                    UIF High Yield Portfolio - Class I (10)

                               VALIC COMPANY I:
                  VALIC Company I International Equities Fund
                      VALIC Company I Mid Cap Index Fund
                      VALIC Company I Money Market I Fund
                   VALIC Company I Nasdaq-100(R) Index Fund
                   VALIC Company I Science & Technology Fund
                     VALIC Company I Small Cap Index Fund
                       VALIC Company I Stock Index Fund

             VAN KAMPEN LIFE INVESTMENT TRUST ("VAN KAMPEN LIT"):
                 Van Kampen LIT Government Portfolio - Class I
             Van Kampen LIT Growth and Income Portfolio - Class I
           Van Kampen LIT Strategic Growth Portfolio - Class I (11)

           VANGUARD(R) VARIABLE INSURANCE FUND ("VANGUARD(R) VIF"):
                   Vanguard(R) VIF High Yield Bond Portfolio
                     Vanguard(R) VIF REIT Index Portfolio

(1)Effective May 1, 2006, AIM V.I. Premier Equity Fund - Series I merged into AIM V.I. Core Equity Fund - Series I. AIM V.I. Core Equity Fund - Series I is no longer offered as an investment option for policies with an issue date of May 1, 2006 or later. This restriction is not applicable to Platinum Investor I, Platinum Investor Survivor, and Corporate America.

(2)Effective May 1, 2006, Dreyfus IP MidCap Stock Portfolio - Initial shares, Dreyfus VIF Developing Leaders Portfolio - Initial shares and Dreyfus VIF Quality Bond Portfolio - Initial shares are no longer offered as investment options for policies with an issue date of May 1, 2006 or later. This restriction is not applicable to Platinum Investor I, Platinum Investor Survivor, and Corporate America.

(3)Effective May 1, 2006, Fidelity VIP Freedom 2020 Portfolio - Service Class 2, Fidelity VIP Freedom 2025 Portfolio - Service Class 2 and Fidelity VIP Freedom 2030 Portfolio - Service Class 2 became available as investment options.

(4)Effective May 1, 2006, Janus Aspen Series Worldwide Growth Portfolio - Service Shares is no longer offered as an investment option for policies with an issue date of May 1, 2006 or later. This restriction is not applicable to Platinum Investor I, Platinum Investor Survivor, and Corporate America.

(5)Effective May 1, 2006, JPMorgan Mid Cap Value Portfolio is no longer offered as an investment option for policies with an issue date of May 1, 2006 or later and is not available for new investments in existing policies.

(6)Effective May 1, 2006, MFS VIT Capital Opportunities Series - Initial Class and MFS VIT Emerging Growth Series - Initial Class are no longer offered as investment options for policies with an issue date of May 1, 2006 or later. This restriction is not applicable to Platinum Investor I, Platinum Investor Survivor, and Corporate America.

(7)Effective May 1, 2006, PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class became available as an investment option.

(8)Effective May 1, 2006, Pioneer Mid Cap Value VCT Portfolio - Class 1 became available as an investment option.

                                   VL-R - 25

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)

NOTE A - ORGANIZATION - CONTINUED


(9)Effective May 1, 2006, Putnam VT Growth and Income Fund - Class IB is no longer offered as an investment option for policies with an issue date of May 1, 2006 or later. This restriction is not applicable to Platinum Investor I, Platinum Investor Survivor, and Corporate America.

(10)Effective May 1, 2006, UIF Equity Growth Portfolio - Class I and UIF High Yield Portfolio - Class I are no longer offered as investment options for policies with an issue date of May 1, 2006 or later.

(11)Effective August 15, 2006, Van Kampen LIT Emerging Growth Portfolio - Class I changed its name to Van Kampen LIT Strategic Growth Portfolio - Class I.

(12)Effective December 1, 2006, Credit Suisse Small Cap Growth Portfolio changed its name to Credit Suisse Small Cap Core I Portfolio.

(13)Effective May 1, 2007, MFS VIT Capital Opportunities Series - Initial Class changed its name to MFS VIT Core Equity Series - Initial Class.

(14)Effective May 1, 2007, SunAmerica - SunAmerica Balanced Portfolio - Class 1 changed its name to SunAmerica Balanced Portfolio - Class 1.

(15)Effective September 4, 2007, Neuberger Berman AMT Socially Responsible Portfolio - Class I became available as an investment option.

AIG SunAmerica Asset Management Corp., an affiliate of the Company, serves as the investment advisor to SunAmerica Series Trust.

The Variable Annuity Life Insurance Company, an affiliate of the Company, serves as the investment advisor to VALIC Company I.

In addition to the Divisions above, policy owners may allocate funds to a fixed account that is part of the Company's general account. Policy owners should refer to the prospectus and prospectus supplements for a complete description of the available Funds and the fixed account.

The assets of the Separate Account are segregated from the Company's other assets. The operations of the Separate Account are part of the Company.

Net premiums from the policies are allocated to the Divisions and invested in the Funds in accordance with policy owner instructions. The premiums are recorded as principal transactions in the Statement of Changes in Net Assets.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The accompanying financial statements of the Separate Account have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). The accounting principles followed by the Separate Account and the methods of applying those principles are presented below.

CHANGES IN PRESENTATION - Certain items have been reclassified to conform to the current period's presentation.

USE OF ESTIMATES - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the year. Actual results could differ from those estimates.

SECURITY VALUATION - The investments in shares of the Funds are stated at the net asset value of the respective portfolio as determined by the fund, which value their securities at fair value.

                                   VL-R - 26

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - CONTINUED


SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME - Security transactions which represent purchases and sales of investments are accounted for on the trade date at fair value. Realized gains and losses from security transactions are determined on the basis of first-in first-out. Dividend income and distributions of capital gains are recorded on the ex-dividend date and reinvested upon receipt.

POLICY LOANS - When a policy loan is made, the loan amount is transferred to the Company from the policy owner's selected investment Division(s), and held as collateral. Interest on this collateral amount is credited to the policy. Loan repayments are invested in the policy owner's selected investment Division(s), after they are first used to repay all loans taken from the declared fixed interest account option.

FEDERAL INCOME TAXES - The Company is taxed as a life insurance company under the Internal Revenue Code and includes the operations of the Separate Account in determining its federal income tax liability. As a result, the Separate Account is not taxed as a "Regulated Investment Company" under subchapter M of the Internal Revenue Code. Under existing federal income tax law, the investment income and capital gains from sales of investments realized by the Separate Account are not taxable. Therefore, no federal income tax provision has been made.

ACCUMULATION UNIT - This is a measuring unit used to calculate the policy owner's interest. Such units are valued on each day that the New York Stock Exchange ("NYSE") is open for business to reflect investment performance and the prorated daily deduction for mortality and expense risk charges.

INTERNAL ROLLOVERS - A policy owner with an eligible Company life insurance policy may elect to replace their existing policy with another insurance policy offered by the Company. Internal rollovers are included in the Statement of Changes in Net Assets under principal transactions.

                                   VL-R - 27

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE C - SECURITY PURCHASES AND SALES

For the period ended September 30, 2007, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                                         COST OF   PROCEEDS FROM
DIVISIONS                                                               PURCHASES      SALES
---------                                                               ---------- -------------
AIM V.I. Core Equity Fund - Series I................................... $  469,320 $   1,825,674
AIM V.I. International Growth Fund - Series I..........................  2,386,997     1,502,148
Alger American Leveraged AllCap Portfolio - Class O Shares.............  1,031,924       456,339
Alger American MidCap Growth Portfolio - Class O Shares................    665,665       207,204
American Century VP Value Fund - Class I...............................  4,060,121     1,319,844
Credit Suisse Small Cap Core I Portfolio...............................    249,336       183,800
Dreyfus IP MidCap Stock Portfolio - Initial shares.....................    950,262       367,015
Dreyfus VIF Developing Leaders Portfolio - Initial shares..............  2,441,143     1,255,483
Dreyfus VIF Quality Bond Portfolio - Initial shares....................    879,816       704,932
Fidelity VIP Asset Manager Portfolio - Service Class 2.................  2,120,959       753,185
Fidelity VIP Contrafund Portfolio - Service Class 2....................  4,951,323     2,529,706
Fidelity VIP Equity-Income Portfolio - Service Class 2.................  2,209,023     1,615,350
Fidelity VIP Freedom 2020 Portfolio - Service Class 2..................     30,770         3,743
Fidelity VIP Freedom 2025 Portfolio - Service Class 2..................     68,741        20,814
Fidelity VIP Freedom 2030 Portfolio - Service Class 2..................    250,469        40,654
Fidelity VIP Growth Portfolio - Service Class 2........................  1,656,416       988,672
Fidelity VIP Mid Cap Portfolio - Service Class 2.......................  3,190,443     1,079,571
Franklin Templeton Franklin Small Cap Value Securities Fund - Class 2..  2,862,938       592,060
Franklin Templeton Franklin Small-Mid Cap Growth Securities Fund -
  Class 2..............................................................      8,025         9,501
Franklin Templeton Franklin U.S. Government Fund - Class 2.............  1,521,490     1,176,259
Franklin Templeton Mutual Shares Securities Fund - Class 2.............  3,285,824     1,071,056
Franklin Templeton Templeton Foreign Securities Fund - Class 2.........  2,102,465       971,063
Goldman Sachs Capital Growth Fund - Institutional Shares...............      3,542       361,231
Janus Aspen International Growth Portfolio - Service Shares............  4,523,860     2,769,240
Janus Aspen Mid Cap Growth Portfolio - Service Shares..................    655,111       395,984
Janus Aspen Worldwide Growth Portfolio - Service Shares................    861,102       280,633
JPMorgan Mid Cap Value Portfolio.......................................    196,941       141,328
JPMorgan Small Company Portfolio.......................................    684,647       198,784
MFS VIT Core Equity Series - Initial Class.............................    230,895       353,217
MFS VIT Emerging Growth Series - Initial Class.........................    623,810     1,251,644
MFS VIT New Discovery Series - Initial Class...........................    555,645       390,743
MFS VIT Research Series - Initial Class................................    261,790       214,366
MFS VIT Total Return Series - Initial Class............................     45,021        71,869
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I................    486,002       361,257
Neuberger Berman AMT Partners Portfolio - Class I......................      1,273        12,884
Oppenheimer Balanced Fund/VA - Non-Service Shares......................    586,903       156,279
Oppenheimer Global Securities Fund/VA - Non-Service Shares.............  2,668,193       487,292
Oppenheimer High Income Fund/VA - Non-Service Shares...................     12,162        10,883
PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class    187,961       272,435
PIMCO VIT Real Return Portfolio - Administrative Class.................  2,705,560     1,239,430
PIMCO VIT Short-Term Portfolio - Administrative Class..................  1,078,946       475,295
PIMCO VIT Total Return Portfolio - Administrative Class................  5,048,992     2,801,741
Pioneer Fund VCT Portfolio - Class I...................................    157,123       181,686
Pioneer Growth Opportunities VCT Portfolio - Class I...................    884,031       633,044
Pioneer Mid Cap Value VCT Portfolio - Class I..........................    196,324        58,799
Putnam VT Diversified Income Fund - Class IB...........................  1,180,403     5,035,243
Putnam VT Growth and Income Fund - Class IB............................  4,150,396  5,531,498.00
Putnam VT International Growth and Income Fund - Class IB..............  3,246,683     1,029,475
Putnam VT Small Cap Value Fund - Class IB..............................     55,539        23,663
Putnam VT Vista Fund - Class IB........................................      4,635         8,816
Putnam VT Voyager Fund - Class IB......................................      3,319        53,033

                                   VL-R - 28

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE C - SECURITY PURCHASES AND SALES - CONTINUED

For the period ended September 30, 2007, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                      COST OF   PROCEEDS FROM
   DIVISIONS                                         PURCHASES      SALES
   ---------                                        ----------- -------------
   SunAmerica Aggressive Growth Portfolio - Class 1 $   576,202  $   323,861
   SunAmerica Balanced Portfolio - Class 1.........     229,037      145,501
   UIF Equity Growth Portfolio - Class I...........     201,315      569,185
   UIF High Yield Portfolio - Class I..............     623,575      174,702
   VALIC Company I International Equities Fund.....   1,112,411      384,121
   VALIC Company I Mid Cap Index Fund..............   1,298,543    2,003,755
   VALIC Company I Money Market I Fund.............  22,150,495   21,212,339
   VALIC Company I Nasdaq-100 Index Fund...........     367,130    1,709,513
   VALIC Company I Science & Technology Fund.......     205,224       96,082
   VALIC Company I Small Cap Index Fund............   1,212,205    1,196,526
   VALIC Company I Stock Index Fund................   2,518,033    6,301,084
   Van Kampen LIT Government Portfolio - Class I...       9,121       28,635
   Van Kampen LIT Growth and Income Portfolio -
     Class I.......................................   2,976,184    1,148,983
   Van Kampen LIT Strategic Growth Portfolio -
     Class I.......................................       4,760       18,797
   Vanguard VIF High Yield Bond Portfolio..........   1,454,624      520,644
   Vanguard VIF REIT Index Portfolio...............   4,436,488    3,918,266

                                   VL-R - 29

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE D - INVESTMENTS

The following is a summary of fund shares owned as of September 30, 2007.

                                                                             NET ASSET
                                                                             VALUE PER VALUE OF SHARES COST OF SHARES
DIVISIONS                                                           SHARES     SHARE    AT FAIR VALUE       HELD
---------                                                          --------- --------- --------------- --------------
AIM V.I. Core Equity Fund - Series I..............................   443,451  $30.01     $13,307,954    $11,193,460
AIM V.I. International Growth Fund - Series I.....................   433,088   34.47      14,928,544     10,123,480
Alger American Leveraged AllCap Portfolio - Class O Shares........    67,023   52.92       3,546,870      2,607,388
Alger American MidCap Growth Portfolio - Class O Shares...........   112,355   22.88       2,570,681      2,285,318
American Century VP Value Fund - Class I.......................... 2,357,863    8.22      19,381,630     18,700,723
Credit Suisse Small Cap Core I Portfolio..........................   121,342   16.31       1,979,093      1,818,534
Dreyfus IP MidCap Stock Portfolio - Initial shares................   337,373   16.25       5,482,319      5,473,090
Dreyfus VIF Developing Leaders Portfolio - Initial shares.........   312,861   35.12      10,987,673     11,446,301
Dreyfus VIF Quality Bond Portfolio - Initial shares...............   789,111   11.03       8,703,889      8,991,141
Fidelity VIP Asset Manager Portfolio - Service Class 2............   454,404   16.41       7,456,766      6,555,396
Fidelity VIP Contrafund Portfolio - Service Class 2............... 1,105,410   35.74      39,507,362     31,303,032
Fidelity VIP Equity-Income Portfolio - Service Class 2............   837,771   27.87      23,348,667     20,003,646
Fidelity VIP Freedom 2020 Portfolio - Service Class 2.............     3,039   13.24          40,243         37,424
Fidelity VIP Freedom 2025 Portfolio - Service Class 2.............     8,361   13.34         111,533        104,228
Fidelity VIP Freedom 2030 Portfolio - Service Class 2.............    21,569   13.80         297,646        276,880
Fidelity VIP Growth Portfolio - Service Class 2...................   407,556   43.94      17,908,000     12,451,817
Fidelity VIP Mid Cap Portfolio - Service Class 2..................   249,626   36.53       9,118,834      8,305,601
Franklin Templeton Franklin Small Cap Value Securities Fund -
  Class 2.........................................................   567,406   18.22      10,338,131      9,962,611
Franklin Templeton Franklin Small-Mid Cap Growth Securities Fund -
  Class 2.........................................................     4,841   24.11         116,723         86,791
Franklin Templeton Franklin U.S. Government Fund - Class 2........   779,228   12.33       9,607,876      9,850,698
Franklin Templeton Mutual Shares Securities Fund - Class 2........   912,282   20.66      18,847,738     15,485,017
Franklin Templeton Templeton Foreign Securities Fund - Class 2....   786,506   19.79      15,564,960     10,858,273
Goldman Sachs Capital Growth Fund - Institutional Shares..........   589,955   12.96       7,645,813      5,631,741
Janus Aspen International Growth Portfolio - Service Shares.......   266,895   64.42      17,193,404     10,893,959
Janus Aspen Mid Cap Growth Portfolio - Service Shares.............   112,479   38.18       4,294,433      2,868,512
Janus Aspen Worldwide Growth Portfolio - Service Shares...........   154,079   36.88       5,682,422      4,037,135
JPMorgan Mid Cap Value Portfolio..................................   112,645   31.80       3,582,121      3,103,115
JPMorgan Small Company Portfolio..................................   180,087   17.37       3,128,105      2,973,201
MFS VIT Core Equity Series - Initial Class........................   284,122   17.54       4,983,494      3,423,586
MFS VIT Emerging Growth Series - Initial Class....................   557,077   24.53      13,665,103      9,034,142
MFS VIT New Discovery Series - Initial Class......................   248,147   17.60       4,367,384      3,486,939
MFS VIT Research Series - Initial Class...........................   134,617   20.24       2,724,651      1,929,418
MFS VIT Total Return Series - Initial Class.......................    34,238   22.00         753,242        648,917
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I...........   201,853   29.17       5,888,044      3,600,189
Neuberger Berman AMT Partners Portfolio - Class I.................     4,736   22.82         108,082         92,373
Oppenheimer Balanced Fund/VA - Non-Service Shares.................   103,345   16.85       1,741,362      1,705,950
Oppenheimer Global Securities Fund/VA - Non-Service Shares........   170,077   38.33       6,519,060      5,726,478
Oppenheimer High Income Fund/VA - Non-Service Shares..............    13,064    8.24         107,648        105,052
PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative
  Class...........................................................    15,725   12.47         196,094        184,324
PIMCO VIT Real Return Portfolio - Administrative Class............ 1,105,624   12.15      13,433,328     13,800,765
PIMCO VIT Short-Term Portfolio - Administrative Class.............   556,774   10.01       5,573,304      5,603,030
PIMCO VIT Total Return Portfolio - Administrative Class........... 2,460,768   10.23      25,173,661     25,163,258
Pioneer Fund VCT Portfolio - Class I..............................   132,129   27.05       3,574,089      2,724,109
Pioneer Growth Opportunities VCT Portfolio - Class I..............   196,661   24.30       4,778,870      4,668,063
Pioneer Mid Cap Value VCT Portfolio - Class I.....................    10,395   20.33         211,326        215,333
Putnam VT Diversified Income Fund - Class IB......................   862,773    8.64       7,454,357      7,424,981
Putnam VT Growth and Income Fund - Class IB.......................   685,917   25.30      17,353,699     16,386,709
Putnam VT International Growth and Income Fund - Class IB.........   595,304   17.30      10,298,755      8,759,581

                                   VL-R - 30

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE D - INVESTMENTS - CONTINUED

The following is a summary of fund shares owned as of September 30, 2007.

                                                            NET ASSET
                                                            VALUE PER VALUE OF SHARES COST OF SHARES
DIVISIONS                                          SHARES     SHARE    AT FAIR VALUE       HELD
---------                                        ---------- --------- --------------- --------------
Putnam VT Small Cap Value Fund - Class IB.......     18,647  $20.82     $   388,228    $   323,157
Putnam VT Vista Fund - Class IB.................     11,746   15.88         186,534        147,925
Putnam VT Voyager Fund - Class IB...............     12,392   31.80         394,054        314,842
SunAmerica Aggressive Growth Portfolio - Class 1    106,280   13.71       1,457,260      1,257,208
SunAmerica Balanced Portfolio - Class 1.........     87,230   16.02       1,397,264      1,220,838
UIF Equity Growth Portfolio - Class I...........    225,125   19.90       4,479,988      2,978,432
UIF High Yield Portfolio - Class I..............    144,336   12.93       1,866,262      1,905,664
VALIC Company I International Equities Fund.....    331,089   11.61       3,843,946      2,938,648
VALIC Company I Mid Cap Index Fund..............    731,193   25.79      18,857,458     14,541,453
VALIC Company I Money Market I Fund............. 31,536,002    1.00      31,536,002     31,536,002
VALIC Company I Nasdaq-100 Index Fund...........    607,603    5.78       3,511,948      2,558,574
VALIC Company I Science & Technology Fund.......    106,585   15.01       1,599,845      1,208,687
VALIC Company I Small Cap Index Fund............    372,619   18.52       6,900,897      5,980,336
VALIC Company I Stock Index Fund................    873,554   39.89      34,846,050     27,184,796
Van Kampen LIT Government Portfolio - Class I...     12,459    9.25         115,249        116,457
Van Kampen LIT Growth and Income Portfolio -
  Class I.......................................    635,601   22.01      13,989,576     12,737,261
Van Kampen LIT Strategic Growth Portfolio -
  Class I.......................................      1,522   33.45          50,922         34,686
Vanguard VIF High Yield Bond Portfolio..........    714,752    8.29       5,925,290      6,025,054
Vanguard VIF REIT Index Portfolio...............    707,498   21.72      15,366,853     14,390,014

                                   VL-R - 31

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS

Summary of Changes in Units for the period ended September 30, 2007.

                                                           ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                                  UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                                  ------------ -------------- ------------
AIM V.I. Core Equity Fund - Series I
   Corporate America......................................        42           (129)         (87)
   Corporate America (reduced surrender charge)...........        --            (37)         (37)
   Platinum Investor I & II...............................    51,666       (147,859)     (96,193)
   Platinum Investor III..................................    43,782        (50,013)      (6,231)
   Platinum Investor IV...................................     4,224         (2,154)       2,070
   Platinum Investor FlexDirector.........................        61            (14)          47
   Platinum Investor PLUS.................................     3,148         (2,721)         427
   Platinum Investor Survivor.............................     2,923        (14,848)     (11,925)
   Platinum Investor Survivor II..........................     1,000           (180)         820
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus.........................................       483         (2,479)      (1,996)
   Corporate America......................................         7            (79)         (72)
   Corporate America (reduced surrender charge)...........     7,088           (177)       6,911
   Platinum Investor I & II...............................    37,861        (31,680)       6,181
   Platinum Investor III..................................    45,150        (24,573)      20,577
   Platinum Investor IV...................................     8,672         (5,455)       3,217
   Platinum Investor FlexDirector.........................       881           (188)         693
   Platinum Investor PLUS.................................     2,334         (1,984)         350
   Platinum Investor Survivor.............................     4,202         (2,750)       1,452
   Platinum Investor Survivor II..........................     3,484           (636)       2,848
   Platinum Investor VIP..................................    28,437         (4,738)      23,699
   Platinum Investor VIP (with GMWB rider)................        46            (26)          20
Alger American Leveraged AllCap Portfolio - Class O Shares
   Platinum Investor I & II...............................    12,734           (897)      11,837
   Platinum Investor III..................................     5,305         (6,469)      (1,164)
   Platinum Investor IV...................................     3,431         (1,577)       1,854
   Platinum Investor FlexDirector.........................         2            (12)         (10)
   Platinum Investor PLUS.................................     3,717           (939)       2,778
   Platinum Investor Survivor.............................        97            (29)          68
   Platinum Investor Survivor II..........................     5,124           (251)       4,873
   Platinum Investor VIP..................................    15,930         (2,112)      13,818
   Platinum Investor VIP (with GMWB rider)................       618            (40)         578
Alger American MidCap Growth Portfolio - Class O Shares
   Corporate America (reduced surrender charge)...........     5,502           (162)       5,340
   Platinum Investor I & II...............................        59           (270)        (211)
   Platinum Investor III..................................     7,425         (5,314)       2,111
   Platinum Investor IV...................................     3,797         (2,198)       1,599
   Platinum Investor FlexDirector.........................       228           (911)        (683)
   Platinum Investor PLUS.................................     1,719         (1,145)         574
   Platinum Investor Survivor.............................       118         (1,506)      (1,388)
   Platinum Investor Survivor II..........................       422           (227)         195
   Platinum Investor VIP..................................     6,409         (1,389)       5,020
American Century VP Value Fund - Class I
   AG Legacy Plus.........................................       478         (2,498)      (2,020)
   Corporate America......................................        --         (1,247)      (1,247)
   Corporate America (reduced surrender charge)...........    15,611           (449)      15,162
   Platinum Investor I & II...............................    12,254        (15,519)      (3,265)
   Platinum Investor III..................................    59,520        (47,686)      11,834
   Platinum Investor IV...................................    21,320         (9,536)      11,784
   Platinum Investor FlexDirector.........................        43           (584)        (541)

                                   VL-R - 32

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the period ended September 30, 2007.

                                                          ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                                 UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                                 ------------ -------------- ------------
American Century VP Value Fund - Class I - Continued
   Platinum Investor PLUS................................     8,492        (6,641)        1,851
   Platinum Investor Survivor............................     1,340        (2,346)       (1,006)
   Platinum Investor Survivor II.........................     6,795        (1,936)        4,859
   Platinum Investor VIP.................................    53,692        (7,133)       46,559
   Platinum Investor VIP (with GMWB rider)...............         2          (146)         (144)
Credit Suisse Small Cap Core I Portfolio
   Platinum Investor I & II..............................       786        (6,632)       (5,846)
   Platinum Investor III.................................    18,715       (19,997)       (1,282)
   Platinum Investor IV..................................     2,541        (1,608)          933
   Platinum Investor FlexDirector........................       805          (588)          217
   Platinum Investor PLUS................................     2,376        (1,506)          870
   Platinum Investor Survivor............................       280           (84)          196
   Platinum Investor Survivor II.........................       446          (491)          (45)
   Platinum Investor VIP.................................    12,830        (1,531)       11,299
Dreyfus IP MidCap Stock Portfolio - Initial shares
   Platinum Investor I & II..............................     4,032        (8,003)       (3,971)
   Platinum Investor III.................................    26,696       (27,149)         (453)
   Platinum Investor IV..................................     3,437        (2,132)        1,305
   Platinum Investor FlexDirector........................         3            (2)            1
   Platinum Investor PLUS................................     2,984        (3,511)         (527)
   Platinum Investor Survivor............................       519          (779)         (260)
   Platinum Investor Survivor II.........................     1,622          (596)        1,026
Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Corporate America.....................................        11        (1,054)       (1,043)
   Corporate America (reduced surrender charge)..........       717        (1,446)         (729)
   Platinum Investor I & II..............................    22,617       (49,008)      (26,391)
   Platinum Investor III.................................    58,394       (64,886)       (6,492)
   Platinum Investor IV..................................     7,279        (2,618)        4,661
   Platinum Investor FlexDirector........................        --            --            --
   Platinum Investor PLUS................................     6,395        (4,808)        1,587
   Platinum Investor Survivor............................     2,022        (2,231)         (209)
   Platinum Investor Survivor II.........................     8,802          (265)        8,537
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America.....................................         6           (69)          (63)
   Corporate America (reduced surrender charge)..........     4,059          (751)        3,308
   Platinum Investor I & II..............................     7,435       (25,761)      (18,326)
   Platinum Investor III.................................    42,599       (37,268)        5,331
   Platinum Investor IV..................................     5,976        (2,432)        3,544
   Platinum Investor FlexDirector........................        47           (24)           23
   Platinum Investor PLUS................................     4,747        (3,129)        1,618
   Platinum Investor Survivor............................       789          (979)         (190)
   Platinum Investor Survivor II.........................       966          (593)          373
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus........................................       494          (638)         (144)
   Platinum Investor I & II..............................     8,371       (34,379)      (26,008)
   Platinum Investor III.................................    30,326       (29,829)          497
   Platinum Investor IV..................................     4,438        (2,590)        1,848
   Platinum Investor FlexDirector........................       131           (30)          101
   Platinum Investor PLUS................................     4,059        (2,607)        1,452
   Platinum Investor Survivor............................     1,028        (1,804)         (776)

                                   VL-R - 33

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the period ended September 30, 2007.

                                                                   ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                                          UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                                          ------------ -------------- ------------
Fidelity VIP Asset Manager Portfolio - Service Class 2 - Continued
   Platinum Investor Survivor II..................................    96,742         (2,682)      94,060
   Platinum Investor VIP..........................................    10,011         (1,378)       8,633
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus.................................................       526         (6,472)      (5,946)
   Corporate America..............................................        --         (1,580)      (1,580)
   Corporate America (reduced surrender charge)...................    19,490           (484)      19,006
   Platinum Investor I & II.......................................    27,960        (30,246)      (2,286)
   Platinum Investor III..........................................   140,035       (120,385)      19,650
   Platinum Investor IV...........................................    37,231        (13,924)      23,307
   Platinum Investor FlexDirector.................................     1,097           (344)         753
   Platinum Investor PLUS.........................................    14,551        (11,143)       3,408
   Platinum Investor Survivor.....................................     5,944        (14,814)      (8,870)
   Platinum Investor Survivor II..................................    32,017         (1,363)      30,654
   Platinum Investor VIP..........................................   103,334        (13,200)      90,134
   Platinum Investor VIP (with GMWB rider)........................        26            (98)         (72)
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus.................................................       909         (4,808)      (3,899)
   Corporate America..............................................        --         (4,106)      (4,106)
   Corporate America (reduced surrender charge)...................    13,132           (369)      12,763
   Platinum Investor I & II.......................................    15,373        (28,330)     (12,957)
   Platinum Investor III..........................................    85,997        (93,693)      (7,696)
   Platinum Investor IV...........................................    11,725         (8,006)       3,719
   Platinum Investor FlexDirector.................................       101            (91)          10
   Platinum Investor PLUS.........................................    10,764         (9,402)       1,362
   Platinum Investor Survivor.....................................    11,551         (3,734)       7,817
   Platinum Investor Survivor II..................................    15,066           (940)      14,126
   Platinum Investor VIP..........................................    47,935         (4,881)      43,054
   Platinum Investor VIP (with GMWB rider)........................        23            (85)         (62)
Fidelity VIP Freedom 2020 Portfolio - Service Class 2
   Platinum Investor III..........................................     2,037           (389)       1,648
   Platinum Investor IV...........................................       147            (45)         102
   Platinum Investor FlexDirector.................................        15             (4)          11
   Platinum Investor VIP..........................................       861           (176)         685
Fidelity VIP Freedom 2025 Portfolio - Service Class 2
   Platinum Investor III..........................................     3,478         (1,396)       2,082
   Platinum Investor IV...........................................        75            (23)          52
   Platinum Investor VIP..........................................     3,080           (930)       2,150
Fidelity VIP Freedom 2030 Portfolio - Service Class 2
   Platinum Investor Survivor II..................................    11,315         (1,010)      10,305
   Platinum Investor I & II.......................................       418             (2)         416
   Platinum Investor III..........................................     1,910            (42)       1,868
   Platinum Investor IV...........................................        93            (42)          51
   Platinum Investor PLUS.........................................       102           (962)        (860)
   Platinum Investor VIP..........................................     9,454         (2,477)       6,977
   Platinum Investor VIP (with GMWB rider)........................        90             (5)          85
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus.................................................       224         (1,444)      (1,220)
   Corporate America (reduced surrender charge)...................    11,765           (270)      11,495
   Platinum Investor I & II.......................................     8,032        (26,116)     (18,084)
   Platinum Investor III..........................................   148,234       (153,519)      (5,285)


                                   VL-R - 34

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the period ended September 30, 2007.

                                                                           ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                                                  UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                                                  ------------ -------------- ------------
Fidelity VIP Growth Portfolio - Service Class 2 - Continued
   Platinum Investor IV...................................................    11,910        (6,273)        5,637
   Platinum Investor FlexDirector.........................................       951          (968)          (17)
   Platinum Investor PLUS.................................................    13,484       (14,616)       (1,132)
   Platinum Investor Survivor.............................................     3,253        (3,983)         (730)
   Platinum Investor Survivor II..........................................    48,293        (1,644)       46,649
   Platinum Investor VIP..................................................    17,585        (3,212)       14,373
   Platinum Investor VIP (with GMWB rider)................................         2            (2)           --
Fidelity VIP Mid Cap Portfolio - Service Class 2
   Corporate America (reduced surrender charge)...........................    14,434          (396)       14,038
   Platinum Investor I & II...............................................     4,502          (794)        3,708
   Platinum Investor III..................................................    19,389       (17,310)        2,079
   Platinum Investor IV...................................................    26,168       (10,016)       16,152
   Platinum Investor FlexDirector.........................................       253           (62)          191
   Platinum Investor PLUS.................................................    11,635        (8,960)        2,675
   Platinum Investor Survivor.............................................     1,342          (590)          752
   Platinum Investor Survivor II..........................................     7,368          (860)        6,508
   Platinum Investor VIP..................................................    65,926        (8,291)       57,635
   Platinum Investor VIP (with GMWB rider)................................         1          (175)         (174)
Franklin Templeton Franklin Small Cap Value Securities Fund - Class 2
   Corporate America (reduced surrender charge)...........................     9,487          (303)        9,184
   Platinum Investor I & II...............................................       954          (427)          527
   Platinum Investor III..................................................    34,939       (13,808)       21,131
   Platinum Investor IV...................................................    15,874        (5,923)        9,951
   Platinum Investor FlexDirector.........................................       579          (213)          366
   Platinum Investor PLUS.................................................     2,431        (2,637)         (206)
   Platinum Investor Survivor.............................................     1,141        (1,122)           19
   Platinum Investor Survivor II..........................................    17,462          (492)       16,970
   Platinum Investor VIP..................................................    48,618        (5,177)       43,441
   Platinum Investor VIP (with GMWB rider)................................        34            (8)           26
Franklin Templeton Franklin Small-Mid Cap Growth Securities Fund - Class 2
   AG Legacy Plus.........................................................        26        (1,083)       (1,057)
Franklin Templeton - Franklin U.S. Government Fund - Class 2
   Platinum Investor I & II...............................................     3,728        (1,986)        1,742
   Platinum Investor III..................................................    16,529       (87,254)      (70,725)
   Platinum Investor IV...................................................    22,851        (7,440)       15,411
   Platinum Investor FlexDirector.........................................        62          (466)         (404)
   Platinum Investor PLUS.................................................     4,496        (2,786)        1,710
   Platinum Investor Survivor.............................................     2,463          (105)        2,358
   Platinum Investor Survivor II..........................................    12,218        (1,070)       11,148
   Platinum Investor VIP..................................................    45,608        (3,927)       41,681
Franklin Templeton Mutual Shares Securities Fund - Class 2
   Platinum Investor I & II...............................................    38,482        (8,753)       29,729
   Platinum Investor III..................................................    47,435       (34,112)       13,323
   Platinum Investor IV...................................................    13,177        (4,749)        8,428
   Platinum Investor FlexDirector.........................................       677           (45)          632
   Platinum Investor PLUS.................................................     6,186        (4,457)        1,729
   Platinum Investor Survivor.............................................     1,825          (855)          970
   Platinum Investor Survivor II..........................................     7,709          (678)        7,031
   Platinum Investor VIP..................................................    40,831        (4,219)       36,612
   Platinum Investor VIP (with GMWB rider)................................        80           (82)           (2)

                                   VL-R - 35

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the period ended September 30, 2007.

                                                               ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                                      UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                                      ------------ -------------- ------------
Franklin Templeton Templeton Foreign Securities Fund - Class 2
   AG Legacy Plus.............................................     2,445          (823)        1,622
   Platinum Investor I & II...................................     5,698        (5,572)          126
   Platinum Investor III......................................    18,435       (33,577)      (15,142)
   Platinum Investor IV.......................................     6,872        (4,424)        2,448
   Platinum Investor FlexDirector.............................       837          (223)          614
   Platinum Investor PLUS.....................................     3,454        (2,671)          783
   Platinum Investor Survivor.................................       624        (2,363)       (1,739)
   Platinum Investor Survivor II..............................    14,256          (953)       13,303
   Platinum Investor VIP......................................    22,322        (2,756)       19,566
   Platinum Investor VIP (with GMWB rider)....................         3            (3)           --
Goldman Sachs Capital Growth Fund - Institutional Shares
   Platinum Investor I & II...................................        --          (192)         (192)
   Platinum Investor III......................................        --        (1,542)       (1,542)
   Platinum Investor PLUS.....................................        --            (1)           (1)
   Platinum Investor Survivor.................................        --       (28,930)      (28,930)
   Platinum Investor Survivor II..............................        --           (43)          (43)
Janus Aspen International Growth Portfolio - Service Shares
   Corporate America (reduced surrender charge)...............     6,367          (119)        6,248
   Platinum Investor I & II...................................    78,777       (10,463)       68,314
   Platinum Investor III......................................    32,485       (25,553)        6,932
   Platinum Investor IV.......................................     8,942        (6,476)        2,466
   Platinum Investor FlexDirector.............................       375        (1,726)       (1,351)
   Platinum Investor PLUS.....................................    12,653       (37,396)      (24,743)
   Platinum Investor Survivor.................................     8,694        (2,812)        5,882
   Platinum Investor Survivor II..............................    13,403          (690)       12,713
   Platinum Investor VIP......................................    40,568        (5,673)       34,895
   Platinum Investor VIP (with GMWB rider)....................     1,195           (51)        1,144
Janus Aspen Mid Cap Growth Portfolio - Service Shares
   Corporate America (reduced surrender charge)...............     2,643           (48)        2,595
   Platinum Investor FlexDirector.............................        21            (9)           12
   Platinum Investor I & II...................................    15,542        (6,033)        9,509
   Platinum Investor III......................................    40,108       (54,945)      (14,837)
   Platinum Investor IV.......................................     3,099        (1,054)        2,045
   Platinum Investor PLUS.....................................     1,572        (1,864)         (292)
   Platinum Investor Survivor.................................       633        (2,506)       (1,873)
   Platinum Investor Survivor II..............................    11,102          (450)       10,652
   Platinum Investor VIP......................................     6,589        (1,008)        5,581
Janus Aspen Worldwide Growth Portfolio - Service Shares
   Corporate America..........................................        --        (2,356)       (2,356)
   Corporate America (reduced surrender charge)...............     1,215           (57)        1,158
   Platinum Investor I & II...................................    70,129        (5,740)       64,389
   Platinum Investor III......................................    41,129       (40,235)          894
   Platinum Investor IV.......................................     1,852          (852)        1,000
   Platinum Investor PLUS.....................................     2,082        (1,609)          473
   Platinum Investor Survivor.................................     1,630          (660)          970
   Platinum Investor Survivor II..............................       176          (211)          (35)
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II...................................         1          (228)         (227)
   Platinum Investor III......................................        --        (3,868)       (3,868)
   Platinum Investor IV.......................................        --          (824)         (824)

                                   VL-R - 36

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the period ended September 30, 2007.

                                                 ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                        UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                        ------------ -------------- ------------
JPMorgan Mid Cap Value Portfolio - Continued
   Platinum Investor PLUS.......................        --          (454)         (454)
   Platinum Investor Survivor...................        --          (505)         (505)
   Platinum Investor Survivor II................        --          (247)         (247)
JPMorgan Small Company Portfolio
   Platinum Investor I & II.....................     4,221        (2,258)        1,963
   Platinum Investor III........................    10,771       (10,643)          128
   Platinum Investor IV.........................     5,501        (2,195)        3,306
   Platinum Investor FlexDirector...............       151           (50)          101
   Platinum Investor PLUS.......................     1,594        (1,273)          321
   Platinum Investor Survivor...................     1,781           (43)        1,738
   Platinum Investor Survivor II................       358          (264)           94
   Platinum Investor VIP........................    27,583        (3,324)       24,259
MFS VIT Core Equity Series - Initial Class
   Corporate America (reduced surrender charge).     1,127           (23)        1,104
   Platinum Investor I & II.....................     2,049        (8,300)       (6,251)
   Platinum Investor III........................    43,159       (53,689)      (10,530)
   Platinum Investor IV.........................     1,606          (937)          669
   Platinum Investor FlexDirector...............        45            (9)           36
   Platinum Investor PLUS.......................     4,972        (5,689)         (717)
   Platinum Investor Survivor...................     2,164        (1,555)          609
   Platinum Investor Survivor II................       563          (192)          371
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus...............................       121        (1,286)       (1,165)
   Corporate America (reduced surrender charge).     2,455           (48)        2,407
   Platinum Investor I & II.....................    40,162       (83,217)      (43,055)
   Platinum Investor III........................    67,000       (67,948)         (948)
   Platinum Investor IV.........................     1,972        (2,105)         (133)
   Platinum Investor FlexDirector...............        --           (33)          (33)
   Platinum Investor PLUS.......................     5,129        (6,290)       (1,161)
   Platinum Investor Survivor...................     5,777        (7,046)       (1,269)
   Platinum Investor Survivor II................       955          (309)          646
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus...............................       728          (785)          (57)
   Corporate America............................        --        (2,179)       (2,179)
   Corporate America (reduced surrender charge).        --           (66)          (66)
   Platinum Investor I & II.....................       935        (8,009)       (7,074)
   Platinum Investor III........................    32,302       (37,591)       (5,289)
   Platinum Investor IV.........................     1,763        (1,588)          175
   Platinum Investor FlexDirector...............         4            (8)           (4)
   Platinum Investor PLUS.......................     2,727        (4,142)       (1,415)
   Platinum Investor Survivor...................       664          (630)           34
   Platinum Investor Survivor II................       548          (242)          306
   Platinum Investor VIP........................     5,705          (859)        4,846
   Platinum Investor VIP (with GMWB rider)......         2           (19)          (17)
MFS VIT Research Series - Initial Class
   Corporate America (reduced surrender charge).       637            (3)          634
   Platinum Investor I & II.....................     1,337        (5,144)       (3,807)
   Platinum Investor III........................    21,584       (25,414)       (3,830)
   Platinum Investor IV.........................     2,635          (581)        2,054
   Platinum Investor FlexDirector...............        35            (8)           27

                                   VL-R - 37

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the period ended September 30, 2007.

                                                                        ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                                               UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                                               ------------ -------------- ------------
MFS VIT Research Series - Initial Class - Continued
   Platinum Investor PLUS..............................................     1,626          (896)          730
   Platinum Investor Survivor..........................................     1,387          (701)          686
   Platinum Investor Survivor II.......................................     1,382           (42)        1,340
   Platinum Investor VIP...............................................     4,707          (649)        4,058
   Platinum Investor VIP (with GMWB rider).............................         2            (2)           --
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus......................................................       432        (8,765)       (8,333)
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
   Corporate America (reduced surrender charge)........................     1,213          (100)        1,113
   Platinum Investor I & II............................................     3,715        (5,151)       (1,436)
   Platinum Investor III...............................................    30,859       (33,574)       (2,715)
   Platinum Investor IV................................................     2,355        (2,888)         (533)
   Platinum Investor FlexDirector......................................        38            (8)           30
   Platinum Investor PLUS..............................................     3,449        (4,450)       (1,001)
   Platinum Investor Survivor..........................................     3,216        (1,367)        1,849
   Platinum Investor Survivor II.......................................     7,038          (491)        6,547
   Platinum Investor VIP...............................................     7,160        (1,455)        5,705
Neuberger Berman AMT Partners Portfolio - Class I
   AG Legacy Plus......................................................        16          (720)         (704)
Oppenheimer Balanced Fund/VA - Non-Service Shares
   Platinum Investor I & II............................................     3,050          (189)        2,861
   Platinum Investor III...............................................     8,133        (4,617)        3,516
   Platinum Investor IV................................................     7,468        (4,029)        3,439
   Platinum Investor FlexDirector......................................       393          (430)          (37)
   Platinum Investor PLUS..............................................       747          (483)          264
   Platinum Investor Survivor..........................................       210           (40)          170
   Platinum Investor Survivor II.......................................     1,102          (262)          840
   Platinum Investor VIP...............................................    13,967        (2,491)       11,476
   Platinum Investor VIP (with GMWB rider).............................        67           (16)           51
Oppenheimer Global Securities Fund/VA - Non-Service Shares
   Corporate America (reduced surrender charge)........................     5,146          (143)        5,003
   Platinum Investor I & II............................................    54,847          (764)       54,083
   Platinum Investor III...............................................    14,497       (10,601)        3,896
   Platinum Investor IV................................................    10,776        (4,938)        5,838
   Platinum Investor FlexDirector......................................       116          (355)         (239)
   Platinum Investor PLUS..............................................     3,013        (1,412)        1,601
   Platinum Investor Survivor..........................................       408          (972)         (564)
   Platinum Investor Survivor II.......................................     4,518          (296)        4,222
   Platinum Investor VIP...............................................    29,800        (4,681)       25,119
   Platinum Investor VIP (with GMWB rider).............................        27           (93)          (66)
Oppenheimer High Income Fund/VA - Non-Service Shares
   AG Legacy Plus......................................................       111          (538)         (427)
PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class
   Platinum Investor I & II............................................       118       (21,547)      (21,429)
   Platinum Investor III...............................................       437        (1,865)       (1,428)
   Platinum Investor IV................................................       277           (97)          180
   Platinum Investor PLUS..............................................        87           (11)           76
   Platinum Investor Survivor II.......................................     9,666          (394)        9,272
   Platinum Investor VIP...............................................     5,532          (897)        4,635
   Platinum Investor VIP (with GMWB rider).............................         2            (2)           --

                                   VL-R - 38

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the period ended September 30, 2007.

                                                        ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                               UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                               ------------ -------------- ------------
PIMCO VIT Real Return Portfolio - Administrative Class
   AG Legacy Plus......................................     7,939         (3,524)       4,415
   Corporate America...................................        --         (2,113)      (2,113)
   Corporate America (reduced surrender charge)........    28,911           (575)      28,336
   Platinum Investor I & II............................     7,005         (7,784)        (779)
   Platinum Investor III...............................    56,055        (60,658)      (4,603)
   Platinum Investor IV................................    29,419         (7,967)      21,452
   Platinum Investor FlexDirector......................       629           (132)         497
   Platinum Investor PLUS..............................     7,899         (4,936)       2,963
   Platinum Investor Survivor..........................       968         (3,937)      (2,969)
   Platinum Investor Survivor II.......................    12,707         (2,375)      10,332
   Platinum Investor VIP...............................    51,697         (5,039)      46,658
PIMCO VIT Short-Term Portfolio - Administrative Class
   Corporate America...................................        --           (666)        (666)
   Corporate America (reduced surrender charge)........     2,891            (47)       2,844
   Platinum Investor I & II............................    10,505        (11,611)      (1,106)
   Platinum Investor III...............................    29,052        (25,838)       3,214
   Platinum Investor IV................................     9,438         (4,431)       5,007
   Platinum Investor FlexDirector......................     1,845           (517)       1,328
   Platinum Investor PLUS..............................     5,571         (2,424)       3,147
   Platinum Investor Survivor..........................     7,720           (674)       7,046
   Platinum Investor Survivor II.......................     6,572           (480)       6,092
   Platinum Investor VIP...............................    16,255         (2,734)      13,521
   Platinum Investor VIP (with GMWB rider).............         2             (2)          --
PIMCO VIT Total Return Portfolio - Administrative Class
   AG Legacy Plus......................................       365         (3,568)      (3,203)
   Corporate America (reduced surrender charge)........    28,838           (541)      28,297
   Platinum Investor I & II............................    23,910        (32,840)      (8,930)
   Platinum Investor III...............................   140,336       (130,644)       9,692
   Platinum Investor IV................................    33,355        (10,302)      23,053
   Platinum Investor FlexDirector......................     3,681         (1,031)       2,650
   Platinum Investor PLUS..............................    10,264         (8,526)       1,738
   Platinum Investor Survivor..........................    16,784         (3,178)      13,606
   Platinum Investor Survivor II.......................    20,983         (2,127)      18,856
   Platinum Investor VIP...............................    57,904         (7,411)      50,493
   Platinum Investor VIP (with GMWB rider).............        39            (39)          --
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II............................     9,633        (13,541)      (3,908)
   Platinum Investor III...............................     5,224         (4,603)         621
   Platinum Investor PLUS..............................       473            (97)         376
   Platinum Investor Survivor..........................       622           (365)         257
   Platinum Investor Survivor II.......................         1             (4)          (3)
Pioneer Growth Opportunities VCT Portfolio - Class I
   Corporate America...................................         8            (83)         (75)
   Platinum Investor I & II............................    15,295        (40,989)     (25,694)
   Platinum Investor III...............................    14,110        (20,315)      (6,205)
   Platinum Investor PLUS..............................       597           (720)        (123)
   Platinum Investor Survivor..........................       235         (1,846)      (1,611)
   Platinum Investor Survivor II.......................       662             (3)         659
Pioneer Mid Cap Value VCT Portfolio - Class I
   Platinum Investor FlexDirector......................       873            (35)         838


                                   VL-R - 39

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the period ended September 30, 2007.

                                                          ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                                 UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                                 ------------ -------------- ------------
Pioneer Mid Cap Value VCT Portfolio - Class I - Continued
   Platinum Investor I & II..............................       874            (58)          816
   Platinum Investor III.................................     1,998           (218)        1,780
   Platinum Investor IV..................................       343            (76)          267
   Platinum Investor PLUS................................       573            (36)          537
   Platinum Investor Survivor II.........................        --         (1,491)       (1,491)
   Platinum Investor VIP.................................     8,053           (895)        7,158
   Platinum Investor VIP (with GMWB rider)...............       761            (15)          746
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus........................................       720           (791)          (71)
   Corporate America.....................................         1       (236,066)     (236,065)
   Corporate America (reduced surrender charge)..........     8,057        (31,510)      (23,453)
   Platinum Investor I & II..............................     7,751        (32,681)      (24,930)
   Platinum Investor III.................................    14,140        (11,211)        2,929
   Platinum Investor IV..................................     2,822         (1,787)        1,035
   Platinum Investor FlexDirector........................        19             (4)           15
   Platinum Investor PLUS................................     1,895         (1,051)          844
   Platinum Investor Survivor............................       241        (17,535)      (17,294)
   Platinum Investor Survivor II.........................     1,266           (167)        1,099
   Platinum Investor VIP.................................    12,909         (1,673)       11,236
Putnam VT Growth and Income Fund - Class IB
   Corporate America.....................................        --       (290,735)     (290,735)
   Corporate America (reduced surrender charge)..........     6,138        (29,247)      (23,109)
   Platinum Investor I & II..............................    20,651        (36,822)      (16,171)
   Platinum Investor III.................................    65,255        (67,149)       (1,894)
   Platinum Investor IV..................................     9,954         (6,263)        3,691
   Platinum Investor FlexDirector........................       607           (211)          396
   Platinum Investor PLUS................................     5,827         (4,831)          996
   Platinum Investor Survivor............................     2,275         (2,584)         (309)
   Platinum Investor Survivor II.........................     1,633           (440)        1,193
Putnam VT International Growth and Income Fund - Class IB
   Corporate America (reduced surrender charge)..........     5,260            (57)        5,203
   Platinum Investor I & II..............................    16,309        (21,365)       (5,056)
   Platinum Investor III.................................    18,512        (15,174)        3,338
   Platinum Investor IV..................................     8,131         (2,923)        5,208
   Platinum Investor FlexDirector........................        65           (336)         (271)
   Platinum Investor PLUS................................     2,811         (1,622)        1,189
   Platinum Investor Survivor............................       931        (11,940)      (11,009)
   Platinum Investor Survivor II.........................     7,811            (96)        7,715
   Platinum Investor VIP.................................    24,719         (3,872)       20,847
   Platinum Investor VIP (with GMWB rider)...............        82             (5)           77
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus........................................       226           (769)         (543)
Putnam VT Vista Fund - Class IB
   AG Legacy Plus........................................       625         (1,089)         (464)
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus........................................       794         (8,188)       (7,394)
SunAmerica Aggressive Growth Portfolio - Class 1
   Platinum Investor FlexDirector........................        22             (9)           13
   Platinum Investor I & II..............................     8,217           (602)        7,615
   Platinum Investor III.................................     6,481         (7,870)       (1,389)

                                   VL-R - 40

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the period ended September 30, 2007.

                                                             ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                                    UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                                    ------------ -------------- ------------
SunAmerica Aggressive Growth Portfolio - Class 1 - Continued
   Platinum Investor IV.....................................     2,555        (1,173)        1,382
   Platinum Investor PLUS...................................     1,252        (1,850)         (598)
   Platinum Investor Survivor...............................        --           (90)          (90)
   Platinum Investor Survivor II............................     6,352          (324)        6,028
   Platinum Investor VIP....................................     3,591          (690)        2,901
SunAmerica Balanced Portfolio - Class 1
   Platinum Investor FlexDirector...........................         1            --             1
   Platinum Investor I & II.................................        59          (133)          (74)
   Platinum Investor III....................................    11,706       (11,601)          105
   Platinum Investor IV.....................................     3,663        (1,686)        1,977
   Platinum Investor PLUS...................................     3,266        (2,210)        1,056
   Platinum Investor Survivor II............................       891          (242)          649
   Platinum Investor VIP....................................     4,818          (694)        4,124
UIF Equity Growth Portfolio - Class I
   Platinum Investor I & II.................................    19,735       (47,437)      (27,702)
   Platinum Investor III....................................     9,855        (8,435)        1,420
   Platinum Investor IV.....................................     1,244          (881)          363
   Platinum Investor PLUS...................................       459          (429)           30
   Platinum Investor Survivor...............................     1,334        (1,707)         (373)
   Platinum Investor Survivor II............................        --           (12)          (12)
UIF High Yield Portfolio - Class I
   Platinum Investor I & II.................................     4,802       (10,937)       (6,135)
   Platinum Investor III....................................     2,717        (2,949)         (232)
   Platinum Investor IV.....................................       328          (227)          101
   Platinum Investor FlexDirector...........................       398          (251)          147
   Platinum Investor PLUS...................................       435          (925)         (490)
   Platinum Investor Survivor...............................       336          (120)          216
   Platinum Investor Survivor II............................    30,329          (192)       30,137
VALIC Company I International Equities Fund
   AG Legacy Plus...........................................       267        (1,632)       (1,365)
   Platinum Investor I & II.................................    53,674       (13,264)       40,410
   Platinum Investor III....................................     8,944        (8,157)          787
   Platinum Investor IV.....................................     2,769          (893)        1,876
   Platinum Investor FlexDirector...........................        36           (33)            3
   Platinum Investor PLUS...................................       788        (1,050)         (262)
   Platinum Investor Survivor...............................       718        (1,468)         (750)
   Platinum Investor Survivor II............................       344          (215)          129
   Platinum Investor VIP....................................     8,079        (1,070)        7,009
VALIC Company I Mid Cap Index Fund
   AG Legacy Plus...........................................       512        (1,974)       (1,462)
   Corporate America........................................        10          (107)          (97)
   Corporate America (reduced surrender charge).............     2,561           (52)        2,509
   Platinum Investor I & II.................................    14,319       (59,049)      (44,730)
   Platinum Investor III....................................    41,678       (43,570)       (1,892)
   Platinum Investor IV.....................................     9,115        (4,372)        4,743
   Platinum Investor FlexDirector...........................       499           (80)          419
   Platinum Investor PLUS...................................     3,796        (3,317)          479
   Platinum Investor Survivor...............................     1,679        (3,774)       (2,095)
   Platinum Investor Survivor II............................     3,396          (704)        2,692
   Platinum Investor VIP....................................    44,290        (3,285)       41,005

                                   VL-R - 41

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the period ended September 30, 2007.

                                                 ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                        UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                        ------------ -------------- ------------
VALIC Company I Mid Cap Index Fund - Continued
   Platinum Investor VIP (with GMWB rider)......        27            (99)          (72)
VALIC Company I Money Market I Fund
   AG Legacy Plus...............................       623         (7,688)       (7,065)
   Corporate America (reduced surrender charge).   184,085       (172,258)       11,827
   Platinum Investor I & II.....................    44,825       (112,357)      (67,532)
   Platinum Investor III........................   245,611        (94,122)      151,489
   Platinum Investor IV.........................    14,934        (15,760)         (826)
   Platinum Investor FlexDirector...............     6,372         (6,186)          186
   Platinum Investor PLUS.......................     9,217         (7,399)        1,818
   Platinum Investor Survivor...................    33,469        (22,852)       10,617
   Platinum Investor Survivor II................   444,089       (580,014)     (135,925)
   Platinum Investor VIP........................   994,598       (955,386)       39,212
   Platinum Investor VIP (with GMWB rider)......     2,052         (1,497)          555
VALIC Company I Nasdaq-100 Index Fund
   Platinum Investor I & II.....................     8,856       (113,190)     (104,334)
   Platinum Investor III........................    44,625        (59,516)      (14,891)
   Platinum Investor IV.........................     1,665           (989)          676
   Platinum Investor FlexDirector...............        30             (7)           23
   Platinum Investor PLUS.......................     1,734         (1,508)          226
   Platinum Investor Survivor...................       604           (579)           25
   Platinum Investor Survivor II................     5,598        (63,604)      (58,006)
   Platinum Investor VIP........................     2,154           (375)        1,779
VALIC Company I Science & Technology Fund
   Platinum Investor I & II.....................     2,266         (3,213)         (947)
   Platinum Investor III........................    36,575        (18,493)       18,082
   Platinum Investor IV.........................     1,420           (482)          938
   Platinum Investor FlexDirector...............        58            (13)           45
   Platinum Investor PLUS.......................     1,199           (493)          706
   Platinum Investor Survivor...................       797         (1,186)         (389)
   Platinum Investor Survivor II................       515            (58)          457
   Platinum Investor VIP........................     1,653           (252)        1,401
VALIC Company I Small Cap Index Fund
   Corporate America (reduced surrender charge).     7,249            (82)        7,167
   Platinum Investor I & II.....................     4,518        (43,424)      (38,906)
   Platinum Investor III........................    19,665        (23,624)       (3,959)
   Platinum Investor IV.........................     8,179         (2,701)        5,478
   Platinum Investor FlexDirector...............       476           (100)          376
   Platinum Investor PLUS.......................     3,250         (2,025)        1,225
   Platinum Investor Survivor...................       760           (426)          334
   Platinum Investor Survivor II................     8,577           (348)        8,229
   Platinum Investor VIP........................    39,949         (2,442)       37,507
   Platinum Investor VIP (with GMWB rider)......        --           (169)         (169)
VALIC Company I Stock Index Fund
   AG Legacy Plus...............................       715         (5,930)       (5,215)
   Corporate America............................        17           (188)         (171)
   Corporate America (reduced surrender charge).     9,332           (185)        9,147
   Platinum Investor I & II.....................    49,245       (294,389)     (245,144)
   Platinum Investor III........................    85,953       (211,526)     (125,573)
   Platinum Investor IV.........................    24,389         (6,304)       18,085
   Platinum Investor FlexDirector...............       935           (444)          491

                                   VL-R - 42

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)



NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the period ended September 30, 2007.

                                                     ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                            UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                            ------------ -------------- ------------
VALIC Company I Stock Index Fund - Continued
   Platinum Investor PLUS...........................     7,818       (11,518)       (3,700)
   Platinum Investor Survivor.......................     4,785       (12,283)       (7,498)
   Platinum Investor Survivor II....................    31,431        (2,362)       29,069
   Platinum Investor VIP............................    61,586        (3,571)       58,015
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus...................................        93        (1,906)       (1,813)
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II.........................    10,323       (10,743)         (420)
   Platinum Investor III............................    62,474       (37,505)       24,969
   Platinum Investor IV.............................    14,050        (5,548)        8,502
   Platinum Investor FlexDirector...................        18           (20)           (2)
   Platinum Investor PLUS...........................     3,817        (2,913)          904
   Platinum Investor Survivor.......................     1,590        (2,079)         (489)
   Platinum Investor Survivor II....................    29,954        (1,035)       28,919
   Platinum Investor VIP............................    26,252        (3,135)       23,117
   Platinum Investor VIP (with GMWB rider)..........        18            (4)           14
Van Kampen LIT Strategic Growth Portfolio - Class I
   AG Legacy Plus...................................       320        (2,853)       (2,533)
Vanguard VIF High Yield Bond Portfolio
   Corporate America (reduced surrender charge).....     3,664           (69)        3,595
   Platinum Investor I & II.........................     2,238       (10,515)       (8,277)
   Platinum Investor III............................    26,524       (27,456)         (932)
   Platinum Investor IV.............................     9,675        (4,209)        5,466
   Platinum Investor FlexDirector...................       197           (22)          175
   Platinum Investor PLUS...........................     4,774        (3,930)          844
   Platinum Investor Survivor.......................     7,263        (2,149)        5,114
   Platinum Investor Survivor II....................    30,939          (361)       30,578
   Platinum Investor VIP............................    14,339        (2,802)       11,537
   Platinum Investor VIP (with GMWB rider)..........         1            (1)           --
Vanguard VIF REIT Index Portfolio
   Corporate America................................        --          (668)         (668)
   Corporate America (reduced surrender charge).....     3,991          (171)        3,820
   Platinum Investor I & II.........................     3,904       (27,396)      (23,492)
   Platinum Investor III............................    27,890       (35,895)       (8,005)
   Platinum Investor IV.............................    17,929       (10,023)        7,906
   Platinum Investor FlexDirector...................       296          (406)         (110)
   Platinum Investor PLUS...........................    11,593       (32,741)      (21,148)
   Platinum Investor Survivor.......................       427        (2,804)       (2,377)
   Platinum Investor Survivor II....................     2,830        (2,483)          347
   Platinum Investor VIP............................    44,627        (7,672)       36,955
   Platinum Investor VIP (with GMWB rider)..........       125           (75)           50


                                   VL-R - 43

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS

Summary of Changes in Units for the year ended December 31, 2006.

                                                           ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                                  UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                                  ------------ -------------- ------------
AIM V.I. Core Equity Fund - Series I
   Corporate America......................................     3,876           (118)        3,758
   Corporate America (reduced surrender charge)...........     2,292             (7)        2,285
   Platinum Investor I & II...............................   831,187        (95,279)      735,908
   Platinum Investor III..................................   424,592        (49,325)      375,267
   Platinum Investor IV...................................    14,822         (2,389)       12,433
   Platinum Investor FlexDirector.........................       437            (13)          424
   Platinum Investor PLUS.................................    26,067         (2,608)       23,459
   Platinum Investor Survivor.............................    78,959        (14,120)       64,839
   Platinum Investor Survivor II..........................    10,165           (405)        9,760
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus.........................................     1,148         (8,304)       (7,156)
   Corporate America......................................        26           (116)          (90)
   Corporate America (reduced surrender charge)...........     5,321            (82)        5,239
   Platinum Investor I & II...............................    35,977        (47,093)      (11,116)
   Platinum Investor III..................................   144,343        (46,476)       97,867
   Platinum Investor IV...................................    26,015         (6,617)       19,398
   Platinum Investor FlexDirector.........................       848           (118)          730
   Platinum Investor PLUS.................................     4,163         (2,074)        2,089
   Platinum Investor Survivor.............................    14,974         (4,987)        9,987
   Platinum Investor Survivor II..........................     4,335           (389)        3,946
   Platinum Investor VIP..................................    18,692         (1,163)       17,529
   Platinum Investor VIP (with GMWB rider)................       262             (6)          256
AIM V.I. Premier Equity Fund - Series I
   Corporate America......................................        46         (5,706)       (5,660)
   Corporate America (reduced surrender charge)...........         5             (5)           --
   Platinum Investor I & II...............................    26,206       (790,148)     (763,942)
   Platinum Investor III..................................    35,764       (519,375)     (483,611)
   Platinum Investor IV...................................     2,139         (8,346)       (6,207)
   Platinum Investor FlexDirector.........................         1           (390)         (389)
   Platinum Investor PLUS.................................     1,511        (20,843)      (19,332)
   Platinum Investor Survivor.............................     1,220       (109,571)     (108,351)
   Platinum Investor Survivor II..........................       571         (8,917)       (8,346)
Alger American Leveraged AllCap Portfolio - Class O Shares
   Platinum Investor I & II...............................     5,295           (867)        4,428
   Platinum Investor III..................................    45,768         (5,285)       40,483
   Platinum Investor IV...................................    10,592         (2,174)        8,418
   Platinum Investor FlexDirector.........................        --            (40)          (40)
   Platinum Investor PLUS.................................     3,168         (1,375)        1,793
   Platinum Investor Survivor.............................       126           (116)           10
   Platinum Investor Survivor II..........................       933            (20)          913
   Platinum Investor VIP..................................     8,682           (354)        8,328
   Platinum Investor VIP (with GMWB rider)................       180            (16)          164
Alger American MidCap Growth Portfolio - Class O Shares
   Corporate America (reduced surrender charge)...........     4,132           (109)        4,023
   Platinum Investor I & II...............................       136           (813)         (677)
   Platinum Investor III..................................    13,945        (18,725)       (4,780)
   Platinum Investor IV...................................    16,735         (2,908)       13,827
   Platinum Investor FlexDirector.........................     1,101           (922)          179
   Platinum Investor PLUS.................................     2,630         (1,859)          771
   Platinum Investor Survivor.............................     5,315           (285)        5,030

                                   VL-R - 44

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the year ended December 31, 2006.

                                                                    ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                                           UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                                           ------------ -------------- ------------
Alger American MidCap Growth Portfolio - Class O Shares - Continued
   Platinum Investor Survivor II...................................       846          (344)          502
   Platinum Investor VIP...........................................     2,579          (349)        2,230
American Century VP Value Fund - Class I
   AG Legacy Plus..................................................     1,109        (4,555)       (3,446)
   Corporate America...............................................         1        (1,269)       (1,268)
   Corporate America (reduced surrender charge)....................    12,688          (347)       12,341
   Platinum Investor I & II........................................    14,262       (55,898)      (41,636)
   Platinum Investor III...........................................    97,892       (87,348)       10,544
   Platinum Investor IV............................................    34,738       (10,632)       24,106
   Platinum Investor FlexDirector..................................       907           (23)          884
   Platinum Investor PLUS..........................................    14,309       (10,325)        3,984
   Platinum Investor Survivor......................................     1,945        (3,619)       (1,674)
   Platinum Investor Survivor II...................................    10,211        (8,367)        1,844
   Platinum Investor VIP...........................................    13,150          (821)       12,329
   Platinum Investor VIP (with GMWB rider).........................       179           (17)          162
Credit Suisse Small Cap Core I Portfolio
   Platinum Investor I & II........................................     5,259        (4,540)          719
   Platinum Investor III...........................................    27,694       (21,601)        6,093
   Platinum Investor IV............................................    12,335        (1,884)       10,451
   Platinum Investor FlexDirector..................................     1,406          (820)          586
   Platinum Investor PLUS..........................................     3,089        (2,396)          693
   Platinum Investor Survivor......................................       154          (164)          (10)
   Platinum Investor Survivor II...................................       608          (637)          (29)
   Platinum Investor VIP...........................................     8,390          (212)        8,178
Dreyfus IP MidCap Stock Portfolio - Initial shares
   Platinum Investor I & II........................................    10,303        (6,692)        3,611
   Platinum Investor III...........................................    46,598       (38,092)        8,506
   Platinum Investor IV............................................    10,830        (2,903)        7,927
   Platinum Investor FlexDirector..................................         1            (2)           (1)
   Platinum Investor PLUS..........................................     5,575        (3,613)        1,962
   Platinum Investor Survivor......................................       844        (3,534)       (2,690)
   Platinum Investor Survivor II...................................     3,001          (957)        2,044
Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Corporate America...............................................        33          (440)         (407)
   Corporate America (reduced surrender charge)....................       717           (12)          705
   Platinum Investor I & II........................................    35,156       (68,730)      (33,574)
   Platinum Investor III...........................................    96,793       (94,319)        2,474
   Platinum Investor IV............................................     9,122        (3,493)        5,629
   Platinum Investor FlexDirector..................................       447            --           447
   Platinum Investor PLUS..........................................    10,248        (6,771)        3,477
   Platinum Investor Survivor......................................     4,101       (18,531)      (14,430)
   Platinum Investor Survivor II...................................     8,944        (4,662)        4,282
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America...............................................        21           (86)          (65)
   Corporate America (reduced surrender charge)....................     8,115          (295)        7,820
   Platinum Investor I & II........................................    11,692       (25,567)      (13,875)
   Platinum Investor III...........................................    75,603       (49,625)       25,978
   Platinum Investor IV............................................    10,566        (3,255)        7,311
   Platinum Investor FlexDirector..................................       198           (25)          173

                                   VL-R - 45

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the year ended December 31, 2006.

                                                                ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                                       UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                                       ------------ -------------- ------------
Dreyfus VIF Quality Bond Portfolio - Initial shares - Continued
   Platinum Investor PLUS......................................     7,213         (4,893)       2,320
   Platinum Investor Survivor..................................       939         (2,927)      (1,988)
   Platinum Investor Survivor II...............................     2,752         (3,280)        (528)
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus..............................................        46         (1,929)      (1,883)
   Platinum Investor I & II....................................     1,923        (17,270)     (15,347)
   Platinum Investor III.......................................    52,559        (42,046)      10,513
   Platinum Investor IV........................................     7,369         (2,430)       4,939
   Platinum Investor FlexDirector..............................       625            (66)         559
   Platinum Investor PLUS......................................     5,809         (4,044)       1,765
   Platinum Investor Survivor..................................     2,488         (1,379)       1,109
   Platinum Investor Survivor II...............................    13,185         (5,618)       7,567
   Platinum Investor VIP.......................................     2,466           (197)       2,269
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus..............................................     4,945         (4,089)         856
   Corporate America...........................................        --           (884)        (884)
   Corporate America (reduced surrender charge)................    14,712           (322)      14,390
   Platinum Investor I & II....................................   119,041        (35,038)      84,003
   Platinum Investor III.......................................   229,530       (141,892)      87,638
   Platinum Investor IV........................................    75,078        (16,909)      58,169
   Platinum Investor FlexDirector..............................     2,710           (180)       2,530
   Platinum Investor PLUS......................................    27,727        (62,333)     (34,606)
   Platinum Investor Survivor..................................    32,122         (4,723)      27,399
   Platinum Investor Survivor II...............................    26,436         (6,446)      19,990
   Platinum Investor VIP.......................................    38,997         (2,112)      36,885
   Platinum Investor VIP (with GMWB rider).....................       467            (24)         443
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus..............................................     2,385         (8,338)      (5,953)
   Corporate America...........................................        --           (613)        (613)
   Corporate America (reduced surrender charge)................    13,323         (1,637)      11,686
   Platinum Investor I & II....................................    19,277        (34,170)     (14,893)
   Platinum Investor III.......................................   157,230       (170,479)     (13,249)
   Platinum Investor IV........................................    32,971         (7,953)      25,018
   Platinum Investor FlexDirector..............................       275           (174)         101
   Platinum Investor PLUS......................................    18,125        (12,148)       5,977
   Platinum Investor Survivor..................................    12,148        (13,813)      (1,665)
   Platinum Investor Survivor II...............................    23,457         (1,759)      21,698
   Platinum Investor VIP.......................................    16,398           (471)      15,927
   Platinum Investor VIP (with GMWB rider).....................       173            (16)         157
Fidelity VIP Freedom 2020 Portfolio - Service Class 2
   Platinum Investor III.......................................       714            (49)         665
   Platinum Investor IV........................................       132            (24)         108
   Platinum Investor FlexDirector..............................         6             (1)           5
   Platinum Investor VIP.......................................       269            (58)         211
Fidelity VIP Freedom 2025 Portfolio - Service Class 2
   Platinum Investor III.......................................     2,144             --        2,144
   Platinum Investor IV........................................        66            (16)          50
   Platinum Investor VIP.......................................     3,146           (217)       2,929
Fidelity VIP Freedom 2030 Portfolio - Service Class 2
   Platinum Investor III.......................................       881             --          881

                                   VL-R - 46

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the year ended December 31, 2006.

                                                                             ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                                                    UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                                                    ------------ -------------- ------------
Fidelity VIP Freedom 2030 Portfolio - Service Class 2 - Continued
   Platinum Investor IV.....................................................        88            (27)           61
   Platinum Investor PLUS...................................................       953            (24)          929
   Platinum Investor VIP....................................................     4,465           (351)        4,114
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus...........................................................       888         (3,450)       (2,562)
   Corporate America (reduced surrender charge).............................     8,665           (203)        8,462
   Platinum Investor I & II.................................................    13,114        (33,599)      (20,485)
   Platinum Investor III....................................................   277,006       (231,913)       45,093
   Platinum Investor IV.....................................................    23,052         (7,502)       15,550
   Platinum Investor FlexDirector...........................................     8,053         (1,496)        6,557
   Platinum Investor PLUS...................................................    24,630        (16,534)        8,096
   Platinum Investor Survivor...............................................     8,970         (5,090)        3,880
   Platinum Investor Survivor II............................................    10,005         (3,208)        6,797
   Platinum Investor VIP....................................................     5,603           (550)        5,053
   Platinum Investor VIP (with GMWB rider)..................................         5             (1)            4
Fidelity VIP Mid Cap Portfolio - Service Class 2
   Corporate America (reduced surrender charge).............................    12,307         (2,742)        9,565
   Platinum Investor I & II.................................................     4,793         (1,460)        3,333
   Platinum Investor III....................................................    44,278        (52,794)       (8,516)
   Platinum Investor IV.....................................................    48,807        (10,963)       37,844
   Platinum Investor FlexDirector...........................................       304            (59)          245
   Platinum Investor PLUS...................................................     7,422         (3,410)        4,012
   Platinum Investor Survivor...............................................       746         (6,067)       (5,321)
   Platinum Investor Survivor II............................................     7,086         (4,083)        3,003
   Platinum Investor VIP....................................................    23,031         (1,437)       21,594
   Platinum Investor VIP (with GMWB rider)..................................       195            (18)          177
Franklin Templeton - Franklin Small Cap Value Securities Fund - Class 2
   Corporate America (reduced surrender charge).............................     8,500           (222)        8,278
   Platinum Investor I & II.................................................     2,361           (722)        1,639
   Platinum Investor III....................................................   111,116         (9,600)      101,516
   Platinum Investor IV.....................................................    36,043         (6,903)       29,140
   Platinum Investor FlexDirector...........................................     1,114           (122)          992
   Platinum Investor PLUS...................................................     7,981         (6,338)        1,643
   Platinum Investor Survivor...............................................    19,675           (773)       18,902
   Platinum Investor Survivor II............................................     8,314         (4,141)        4,173
   Platinum Investor VIP....................................................    17,231           (605)       16,626
Franklin Templeton - Franklin Small-Mid Cap Growth Securities Fund - Class 2
   AG Legacy Plus...........................................................       697         (5,146)       (4,449)
Franklin Templeton - Franklin U.S. Government Fund - Class 2
   Platinum Investor I & II.................................................     3,542         (7,923)       (4,381)
   Platinum Investor III....................................................    38,023       (420,577)     (382,554)
   Platinum Investor IV.....................................................    33,839         (6,165)       27,674
   Platinum Investor FlexDirector...........................................       861            (38)          823
   Platinum Investor PLUS...................................................     5,265         (5,169)           96
   Platinum Investor Survivor...............................................       179         (8,877)       (8,698)
   Platinum Investor Survivor II............................................     8,775         (9,331)         (556)
   Platinum Investor VIP....................................................     3,373           (296)        3,077
Franklin Templeton - Mutual Shares Securities Fund - Class 2
   Platinum Investor I & II.................................................    78,540        (19,320)       59,220
   Platinum Investor III....................................................   260,222        (42,479)      217,743

                                   VL-R - 47

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the year ended December 31, 2006.

                                                                         ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                                                UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                                                ------------ -------------- ------------
Franklin Templeton - Mutual Shares Securities Fund - Class 2 - Continued
   Platinum Investor IV.................................................    32,572         (6,656)       25,916
   Platinum Investor FlexDirector.......................................     2,792           (124)        2,668
   Platinum Investor PLUS...............................................     8,925         (5,644)        3,281
   Platinum Investor Survivor...........................................    34,493           (703)       33,790
   Platinum Investor Survivor II........................................     6,217           (785)        5,432
   Platinum Investor VIP................................................     9,719           (691)        9,028
   Platinum Investor VIP (with GMWB rider)..............................     1,049            (23)        1,026
Franklin Templeton - Templeton Foreign Securities Fund - Class 2
   AG Legacy Plus.......................................................       777         (5,685)       (4,908)
   Platinum Investor I & II.............................................    14,573        (17,180)       (2,607)
   Platinum Investor III................................................    33,619        (68,707)      (35,088)
   Platinum Investor IV.................................................    20,546         (4,555)       15,991
   Platinum Investor FlexDirector.......................................     1,768           (205)        1,563
   Platinum Investor PLUS...............................................     6,184         (4,475)        1,709
   Platinum Investor Survivor...........................................    11,431         (2,417)        9,014
   Platinum Investor Survivor II........................................     6,484         (1,333)        5,151
   Platinum Investor VIP................................................     9,161           (452)        8,709
   Platinum Investor VIP (with GMWB rider)..............................         9             (2)            7
Goldman Sachs Capital Growth Fund
   Platinum Investor I & II.............................................        --         (8,506)       (8,506)
   Platinum Investor III................................................        --         (1,324)       (1,324)
   Platinum Investor PLUS...............................................        --             (2)           (2)
   Platinum Investor Survivor...........................................        --        (37,958)      (37,958)
   Platinum Investor Survivor II........................................        --       (128,556)     (128,556)
Janus Aspen Series International Growth Portfolio - Service Shares
   Corporate America (reduced surrender charge).........................     3,778            (52)        3,726
   Platinum Investor I & II.............................................    33,114        (20,901)       12,213
   Platinum Investor III................................................   204,899        (32,830)      172,069
   Platinum Investor IV.................................................    23,365         (5,005)       18,360
   Platinum Investor FlexDirector.......................................       852         (4,918)       (4,066)
   Platinum Investor PLUS...............................................    30,861         (2,113)       28,748
   Platinum Investor Survivor...........................................    24,177         (4,409)       19,768
   Platinum Investor Survivor II........................................    15,615           (660)       14,955
   Platinum Investor VIP................................................    14,565         (1,074)       13,491
   Platinum Investor VIP (with GMWB rider)..............................       168            (15)          153
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares
   Corporate America....................................................        --           (316)         (316)
   Corporate America (reduced surrender charge).........................     2,200            (22)        2,178
   Platinum Investor I & II.............................................     5,179        (23,277)      (18,098)
   Platinum Investor III................................................    72,359        (59,569)       12,790
   Platinum Investor IV.................................................     4,086         (1,263)        2,823
   Platinum Investor PLUS...............................................     4,036         (1,592)        2,444
   Platinum Investor Survivor...........................................     2,214         (2,726)         (512)
   Platinum Investor Survivor II........................................       260         (2,420)       (2,160)
   Platinum Investor VIP................................................     2,310           (205)        2,105
Janus Aspen Series Worldwide Growth Portfolio - Service Shares
   Corporate America....................................................        --           (358)         (358)
   Corporate America (reduced surrender charge).........................     2,898         (1,396)        1,502
   Platinum Investor I & II.............................................     3,814        (23,021)      (19,207)
   Platinum Investor III................................................    76,526        (90,684)      (14,158)

                                   VL-R - 48

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the year ended December 31, 2006.

                                                                           ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                                                  UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                                                  ------------ -------------- ------------
Janus Aspen Series Worldwide Growth Portfolio - Service Shares - Continued
   Platinum Investor IV...................................................     3,726         (1,195)       2,531
   Platinum Investor PLUS.................................................     3,789         (2,455)       1,334
   Platinum Investor Survivor.............................................     2,934         (8,616)      (5,682)
   Platinum Investor Survivor II..........................................       588           (498)          90
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II...............................................        34         (1,161)      (1,127)
   Platinum Investor III..................................................    18,714        (68,844)     (50,130)
   Platinum Investor IV...................................................     8,447         (2,241)       6,206
   Platinum Investor PLUS.................................................     4,745         (6,882)      (2,137)
   Platinum Investor Survivor.............................................        60         (5,978)      (5,918)
   Platinum Investor Survivor II..........................................       163         (7,509)      (7,346)
JPMorgan Small Company Portfolio
   Platinum Investor I & II...............................................     2,497         (3,974)      (1,477)
   Platinum Investor III..................................................    31,218        (13,674)      17,544
   Platinum Investor IV...................................................    10,203         (2,438)       7,765
   Platinum Investor FlexDirector.........................................       241            (59)         182
   Platinum Investor PLUS.................................................     2,566         (1,744)         822
   Platinum Investor Survivor.............................................       364           (155)         209
   Platinum Investor Survivor II..........................................       629           (622)           7
   Platinum Investor VIP..................................................    11,557           (437)      11,120
MFS VIT Capital Opportunities Series - Initial Class
   Corporate America......................................................        --            (61)         (61)
   Corporate America (reduced surrender charge)...........................     1,921            (11)       1,910
   Platinum Investor I & II...............................................     3,678        (26,585)     (22,907)
   Platinum Investor III..................................................    86,140        (97,125)     (10,985)
   Platinum Investor IV...................................................     4,024         (1,270)       2,754
   Platinum Investor FlexDirector.........................................        --            (11)         (11)
   Platinum Investor PLUS.................................................    11,098         (8,150)       2,948
   Platinum Investor Survivor.............................................     2,914        (11,617)      (8,703)
   Platinum Investor Survivor II..........................................     1,134           (423)         711
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus.........................................................       604         (2,402)      (1,798)
   Corporate America (reduced surrender charge)...........................     2,145            (38)       2,107
   Platinum Investor I & II...............................................    77,151       (153,315)     (76,164)
   Platinum Investor III..................................................   123,996       (195,000)     (71,004)
   Platinum Investor IV...................................................     4,261         (1,573)       2,688
   Platinum Investor FlexDirector.........................................       174            (46)         128
   Platinum Investor PLUS.................................................    11,035         (7,133)       3,902
   Platinum Investor Survivor.............................................    15,574        (30,459)     (14,885)
   Platinum Investor Survivor II..........................................       718           (883)        (165)
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus.........................................................     1,151         (2,253)      (1,102)
   Corporate America......................................................        --           (318)        (318)
   Corporate America (reduced surrender charge)...........................     1,984            (42)       1,942
   Platinum Investor I & II...............................................     2,122        (21,895)     (19,773)
   Platinum Investor III..................................................    57,469        (49,070)       8,399
   Platinum Investor IV...................................................     4,289         (1,307)       2,982
   Platinum Investor FlexDirector.........................................         2            (12)         (10)
   Platinum Investor PLUS.................................................     5,064         (3,627)       1,437

                                   VL-R - 49

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the year ended December 31, 2006.

                                                           ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                                  UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                                  ------------ -------------- ------------
MFS VIT New Discovery Series - Initial Class - Continued
   Platinum Investor Survivor.............................     1,338        (1,668)         (330)
   Platinum Investor Survivor II..........................       954          (247)          707
   Platinum Investor VIP..................................     1,921          (118)        1,803
   Platinum Investor VIP (with GMWB rider)................       296            (8)          288
MFS VIT Research Series - Initial Class
   Platinum Investor I & II...............................     2,144        (2,789)         (645)
   Platinum Investor III..................................    40,462       (38,885)        1,577
   Platinum Investor IV...................................     1,665          (702)          963
   Platinum Investor FlexDirector.........................         1            (7)           (6)
   Platinum Investor PLUS.................................     3,246        (1,275)        1,971
   Platinum Investor Survivor.............................     1,802        (1,838)          (36)
   Platinum Investor Survivor II..........................     3,803          (264)        3,539
   Platinum Investor VIP..................................       943           (40)          903
   Platinum Investor VIP (with GMWB rider)................         5            (1)            4
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus.........................................     1,628       (20,854)      (19,226)
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
   Corporate America (reduced surrender charge)...........     2,748           (58)        2,690
   Platinum Investor I & II...............................    15,928        (4,892)       11,036
   Platinum Investor III..................................    63,107       (42,149)       20,958
   Platinum Investor IV...................................    11,715        (2,018)        9,697
   Platinum Investor FlexDirector.........................       188           (10)          178
   Platinum Investor PLUS.................................     9,445        (6,331)        3,114
   Platinum Investor Survivor.............................     5,519        (2,625)        2,894
   Platinum Investor Survivor II..........................       884          (638)          246
   Platinum Investor VIP..................................     4,433          (231)        4,202
Neuberger Berman AMT Partners Portfolio - Class I
   AG Legacy Plus.........................................       126          (953)         (827)
Oppenheimer Balanced Fund/VA - Non-Service Shares
   Platinum Investor I & II...............................        19        (4,676)       (4,657)
   Platinum Investor III..................................    15,218        (5,980)        9,238
   Platinum Investor IV...................................    19,189        (5,146)       14,043
   Platinum Investor FlexDirector.........................     2,222          (219)        2,003
   Platinum Investor PLUS.................................       980          (880)          100
   Platinum Investor Survivor.............................       324          (471)         (147)
   Platinum Investor Survivor II..........................       295          (290)            5
   Platinum Investor VIP..................................     6,818          (426)        6,392
Oppenheimer Global Securities Fund/VA - Non-Service Shares
   Corporate America (reduced surrender charge)...........     6,715           (81)        6,634
   Platinum Investor I & II...............................     7,592        (1,781)        5,811
   Platinum Investor III..................................    32,223       (12,499)       19,724
   Platinum Investor IV...................................    20,330        (5,541)       14,789
   Platinum Investor FlexDirector.........................       577           (17)          560
   Platinum Investor PLUS.................................     4,768        (1,962)        2,806
   Platinum Investor Survivor.............................     2,890          (243)        2,647
   Platinum Investor Survivor II..........................     1,298          (325)          973
   Platinum Investor VIP..................................    15,438          (828)       14,610
   Platinum Investor VIP (with GMWB rider)................       189           (18)          171
Oppenheimer High Income Fund/VA - Non-Service Shares
   AG Legacy Plus.........................................       327          (616)         (289)

                                   VL-R - 50

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the year ended December 31, 2006.

                                                                        ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                                               UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                                               ------------ -------------- ------------
PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class
   Platinum Investor I & II............................................    21,833           (266)       21,567
   Platinum Investor III...............................................     2,834           (114)        2,720
   Platinum Investor IV................................................       234            (51)          183
   Platinum Investor PLUS..............................................        39             (1)           38
   Platinum Investor Survivor II.......................................       193            (14)          179
   Platinum Investor VIP...............................................     2,023           (138)        1,885
   Platinum Investor VIP (with GMWB rider).............................         4             (1)            3
PIMCO VIT Real Return Portfolio - Administrative Class
   AG Legacy Plus......................................................     1,735        (11,623)       (9,888)
   Corporate America...................................................        --           (114)         (114)
   Corporate America (reduced surrender charge)........................    10,633           (366)       10,267
   Platinum Investor I & II............................................    13,499        (69,614)      (56,115)
   Platinum Investor III...............................................    97,016       (106,614)       (9,598)
   Platinum Investor IV................................................    39,397         (9,236)       30,161
   Platinum Investor FlexDirector......................................       546           (106)          440
   Platinum Investor PLUS..............................................    10,934        (10,302)          632
   Platinum Investor Survivor..........................................     8,274         (4,524)        3,750
   Platinum Investor Survivor II.......................................     9,831         (6,878)        2,953
   Platinum Investor VIP...............................................     3,781           (391)        3,390
PIMCO VIT Short-Term Portfolio - Administrative Class
   Corporate America...................................................        --           (627)         (627)
   Corporate America (reduced surrender charge)........................       857             (7)          850
   Platinum Investor I & II............................................     3,407        (10,327)       (6,920)
   Platinum Investor III...............................................    38,784        (55,551)      (16,767)
   Platinum Investor IV................................................    15,643         (5,453)       10,190
   Platinum Investor FlexDirector......................................     2,259         (1,279)          980
   Platinum Investor PLUS..............................................     6,068         (4,103)        1,965
   Platinum Investor Survivor..........................................       582           (695)         (113)
   Platinum Investor Survivor II.......................................     3,724           (925)        2,799
   Platinum Investor VIP...............................................     6,777           (481)        6,296
   Platinum Investor VIP (with GMWB rider).............................         5             (1)            4
PIMCO VIT Total Return Portfolio - Administrative Class
   AG Legacy Plus......................................................     1,416         (9,207)       (7,791)
   Corporate America (reduced surrender charge)........................    13,761           (307)       13,454
   Platinum Investor I & II............................................    37,678        (23,678)       14,000
   Platinum Investor III...............................................   170,473       (354,595)     (184,122)
   Platinum Investor IV................................................    54,007        (12,051)       41,956
   Platinum Investor FlexDirector......................................     3,537         (1,701)        1,836
   Platinum Investor PLUS..............................................    17,527        (12,867)        4,660
   Platinum Investor Survivor..........................................     2,787        (25,618)      (22,831)
   Platinum Investor Survivor II.......................................     9,197        (38,683)      (29,486)
   Platinum Investor VIP...............................................    14,410           (849)       13,561
   Platinum Investor VIP (with GMWB rider).............................       411            (11)          400
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II............................................    15,172        (29,952)      (14,780)
   Platinum Investor III...............................................     8,674        (10,891)       (2,217)
   Platinum Investor PLUS..............................................       121           (226)         (105)
   Platinum Investor Survivor..........................................       839        (19,293)      (18,454)
   Platinum Investor Survivor II.......................................        33            (13)           20

                                   VL-R - 51

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the year ended December 31, 2006.

                                                          ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                                 UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                                 ------------ -------------- ------------
Pioneer Growth Opportunities VCT Portfolio - Class I
   Corporate America.....................................        24           (106)         (82)
   Platinum Investor I & II..............................    21,141        (67,105)     (45,964)
   Platinum Investor III.................................    23,140        (23,164)         (24)
   Platinum Investor PLUS................................     1,068           (799)         269
   Platinum Investor Survivor............................     2,141         (3,489)      (1,348)
   Platinum Investor Survivor II.........................        16            (12)           4
Pioneer Mid Cap Value VCT Portfolio - Class I
   Platinum Investor I & II..............................         9             (5)           4
   Platinum Investor III.................................     3,743            (43)       3,700
   Platinum Investor IV..................................       136            (59)          77
   Platinum Investor PLUS................................        30             (5)          25
   Platinum Investor Survivor II.........................     2,372             --        2,372
   Platinum Investor VIP.................................     1,065           (132)         933
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus........................................       979         (1,824)        (845)
   Corporate America.....................................    44,500        (43,016)       1,484
   Corporate America (reduced surrender charge)..........    31,006           (496)      30,510
   Platinum Investor I & II..............................    77,173        (11,941)      65,232
   Platinum Investor III.................................    33,920       (105,329)     (71,409)
   Platinum Investor IV..................................     7,278         (1,761)       5,517
   Platinum Investor FlexDirector........................        --             (4)          (4)
   Platinum Investor PLUS................................     2,507         (1,254)       1,253
   Platinum Investor Survivor............................     9,469           (184)       9,285
   Platinum Investor Survivor II.........................       845           (306)         539
   Platinum Investor VIP.................................     4,366           (297)       4,069
Putnam VT Growth and Income Fund - Class IB
   Corporate America.....................................    51,176        (53,224)      (2,048)
   Corporate America (reduced surrender charge)..........    32,845         (1,896)      30,949
   Platinum Investor I & II..............................    33,174       (102,936)     (69,762)
   Platinum Investor III.................................   113,175       (122,364)      (9,189)
   Platinum Investor IV..................................    22,373         (8,691)      13,682
   Platinum Investor FlexDirector........................     1,028         (1,592)        (564)
   Platinum Investor PLUS................................     9,637         (7,085)       2,552
   Platinum Investor Survivor............................     3,041        (36,367)     (33,326)
   Platinum Investor Survivor II.........................     2,328           (770)       1,558
Putnam VT International Growth and Income Fund - Class IB
   Corporate America (reduced surrender charge)..........     3,327            (28)       3,299
   Platinum Investor I & II..............................    40,918        (16,483)      24,435
   Platinum Investor III.................................    72,423        (25,996)      46,427
   Platinum Investor IV..................................    16,964         (3,799)      13,165
   Platinum Investor FlexDirector........................       473            (18)         455
   Platinum Investor PLUS................................     4,478         (2,402)       2,076
   Platinum Investor Survivor............................     3,380         (4,691)      (1,311)
   Platinum Investor Survivor II.........................     2,897           (246)       2,651
   Platinum Investor VIP.................................     8,934           (687)       8,247
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus........................................       440         (3,256)      (2,816)
Putnam VT Vista Fund - Class IB
   AG Legacy Plus........................................    10,890           (633)      10,257

                                   VL-R - 52

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the year ended December 31, 2006.

                                                     ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                            UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                            ------------ -------------- ------------
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus...................................     4,943        (4,486)          457
SunAmerica - Aggressive Growth Portfolio - Class 1
   Platinum Investor I & II.........................       286        (4,008)       (3,722)
   Platinum Investor III............................    11,221        (9,174)        2,047
   Platinum Investor IV.............................     3,328        (1,667)        1,661
   Platinum Investor PLUS...........................     2,515        (1,710)          805
   Platinum Investor Survivor.......................        --          (138)         (138)
   Platinum Investor Survivor II....................       870          (153)          717
   Platinum Investor VIP............................       869          (121)          748
SunAmerica - SunAmerica Balanced Portfolio - Class 1
   Platinum Investor I & II.........................       110          (105)            5
   Platinum Investor III............................    20,129       (13,883)        6,246
   Platinum Investor IV.............................     5,231        (2,393)        2,838
   Platinum Investor PLUS...........................     5,384        (3,282)        2,102
   Platinum Investor Survivor II....................     1,395          (306)        1,089
   Platinum Investor VIP............................     1,923          (153)        1,770
UIF Equity Growth Portfolio - Class I
   Platinum Investor I & II.........................    36,338       (65,895)      (29,557)
   Platinum Investor III............................    20,827       (21,031)         (204)
   Platinum Investor IV.............................     2,950          (989)        1,961
   Platinum Investor PLUS...........................     1,190          (702)          488
   Platinum Investor Survivor.......................     4,840        (2,824)        2,016
   Platinum Investor Survivor II....................       111           (32)           79
UIF High Yield Portfolio - Class I
   Platinum Investor I & II.........................     7,251       (12,553)       (5,302)
   Platinum Investor III............................     4,984        (6,867)       (1,883)
   Platinum Investor IV.............................     1,185          (282)          903
   Platinum Investor FlexDirector...................       456          (295)          161
   Platinum Investor PLUS...........................       828          (587)          241
   Platinum Investor Survivor.......................       350       (73,074)      (72,724)
   Platinum Investor Survivor II....................     3,336          (169)        3,167
VALIC Company I - International Equities Fund
   AG Legacy Plus...................................       275        (6,044)       (5,769)
   Platinum Investor I & II.........................     5,019       (14,826)       (9,807)
   Platinum Investor III............................    14,685       (17,446)       (2,761)
   Platinum Investor IV.............................     3,511        (1,220)        2,291
   Platinum Investor FlexDirector...................       137           (47)           90
   Platinum Investor PLUS...........................     1,304        (1,556)         (252)
   Platinum Investor Survivor.......................     1,243          (985)          258
   Platinum Investor Survivor II....................       502          (321)          181
   Platinum Investor VIP............................     7,549          (260)        7,289
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus...................................     1,280        (4,645)       (3,365)
   Corporate America................................        32          (524)         (492)
   Corporate America (reduced surrender charge).....     2,420           (41)        2,379
   Platinum Investor I & II.........................    26,640       (52,625)      (25,985)
   Platinum Investor III............................    76,591       (98,616)      (22,025)
   Platinum Investor IV.............................    18,226        (5,083)       13,143
   Platinum Investor FlexDirector...................       458           (76)          382
   Platinum Investor PLUS...........................     6,678        (4,601)        2,077

                                   VL-R - 53

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the year ended December 31, 2006.

                                                 ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                        UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                        ------------ -------------- ------------
VALIC Company I - Mid Cap Index Fund - Continued
   Platinum Investor Survivor...................     4,757         (6,336)      (1,579)
   Platinum Investor Survivor II................     8,664         (1,543)       7,121
   Platinum Investor VIP........................    14,822           (611)      14,211
   Platinum Investor VIP (with GMWB rider)......       196            (19)         177
VALIC Company I - Money Market I Fund
   AG Legacy Plus...............................       566        (12,440)     (11,874)
   Corporate America (reduced surrender charge).   183,677       (150,792)      32,885
   Platinum Investor I & II.....................   137,205       (208,885)     (71,680)
   Platinum Investor III........................   574,620       (135,605)     439,015
   Platinum Investor IV.........................   527,282       (531,198)      (3,916)
   Platinum Investor FlexDirector...............    17,352        (17,335)          17
   Platinum Investor PLUS.......................    36,064        (40,019)      (3,955)
   Platinum Investor Survivor...................    74,482        (43,514)      30,968
   Platinum Investor Survivor II................   112,952       (106,385)       6,567
   Platinum Investor VIP........................   404,521       (352,052)      52,469
   Platinum Investor VIP (with GMWB rider)......     3,357         (2,916)         441
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II.....................    13,996        (33,104)     (19,108)
   Platinum Investor III........................    82,107       (172,472)     (90,365)
   Platinum Investor IV.........................     3,303         (1,103)       2,200
   Platinum Investor FlexDirector...............        49            (26)          23
   Platinum Investor PLUS.......................     3,291         (2,433)         858
   Platinum Investor Survivor...................       409         (3,526)      (3,117)
   Platinum Investor Survivor II................    23,550         (4,287)      19,263
   Platinum Investor VIP........................       951            (71)         880
VALIC Company I - Science & Technology Fund
   Platinum Investor I & II.....................    11,575        (28,989)     (17,414)
   Platinum Investor III........................    33,351        (38,602)      (5,251)
   Platinum Investor IV.........................     2,052           (600)       1,452
   Platinum Investor FlexDirector...............        54            (25)          29
   Platinum Investor PLUS.......................     1,178         (1,158)          20
   Platinum Investor Survivor...................     1,880         (7,947)      (6,067)
   Platinum Investor Survivor II................     1,170            (97)       1,073
   Platinum Investor VIP........................       361            (23)         338
VALIC Company I - Small Cap Index Fund
   Corporate America............................        --           (211)        (211)
   Corporate America (reduced surrender charge).     2,463            (20)       2,443
   Platinum Investor I & II.....................     7,231        (13,159)      (5,928)
   Platinum Investor III........................    43,975        (61,944)     (17,969)
   Platinum Investor IV.........................    14,868         (2,950)      11,918
   Platinum Investor FlexDirector...............       982           (116)         866
   Platinum Investor PLUS.......................     4,833         (2,870)       1,963
   Platinum Investor Survivor...................     1,371         (1,786)        (415)
   Platinum Investor Survivor II................     4,868           (813)       4,055
   Platinum Investor VIP........................    12,547           (434)      12,113
   Platinum Investor VIP (with GMWB rider)......       186            (17)         169
VALIC Company I - Stock Index Fund
   AG Legacy Plus...............................     1,329         (9,845)      (8,516)
   Corporate America............................        57           (256)        (199)

                                   VL-R - 54

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE E - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the year ended December 31, 2006.

                                                     ACCUMULATION  ACCUMULATION  NET INCREASE
DIVISIONS                                            UNITS ISSUED UNITS REDEEMED  (DECREASE)
---------                                            ------------ -------------- ------------
VALIC Company I - Stock Index Fund - Continued
   Corporate America (reduced surrender charge).....     3,300           (133)        3,167
   Platinum Investor I & II.........................    99,429       (233,607)     (134,178)
   Platinum Investor III............................   161,236       (624,509)     (463,273)
   Platinum Investor IV.............................    35,862         (6,568)       29,294
   Platinum Investor FlexDirector...................     2,625           (550)        2,075
   Platinum Investor PLUS...........................    13,928        (11,110)        2,818
   Platinum Investor Survivor.......................    10,232       (126,259)     (116,027)
   Platinum Investor Survivor II....................    18,762         (3,182)       15,580
   Platinum Investor VIP............................     7,401           (521)        6,880
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus...................................       275         (2,378)       (2,103)
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II.........................    20,015        (94,692)      (74,677)
   Platinum Investor III............................   109,768        (35,434)       74,334
   Platinum Investor IV.............................    25,003         (6,863)       18,140
   Platinum Investor FlexDirector...................       554            (80)          474
   Platinum Investor PLUS...........................     7,277         (4,519)        2,758
   Platinum Investor Survivor.......................     9,817         (7,179)        2,638
   Platinum Investor Survivor II....................    16,112         (8,180)        7,932
   Platinum Investor VIP............................     7,407           (528)        6,879
Van Kampen LIT Strategic Growth Portfolio - Class I
   AG Legacy Plus...................................       860         (1,228)         (368)
Vanguard VIF High Yield Bond Portfolio
   Corporate America (reduced surrender charge).....     4,444            (33)        4,411
   Platinum Investor I & II.........................     2,634        (24,526)      (21,892)
   Platinum Investor III............................    48,405        (88,907)      (40,502)
   Platinum Investor IV.............................    18,809         (4,902)       13,907
   Platinum Investor FlexDirector...................        93            (19)           74
   Platinum Investor PLUS...........................     7,281         (6,885)          396
   Platinum Investor Survivor.......................    11,434         (2,314)        9,120
   Platinum Investor Survivor II....................     3,828           (572)        3,256
   Platinum Investor VIP............................     5,457           (443)        5,014
   Platinum Investor VIP (with GMWB rider)..........         3             (1)            2
Vanguard VIF REIT Index Portfolio
   Corporate America................................        --           (115)         (115)
   Corporate America (reduced surrender charge).....     5,655            (96)        5,559
   Platinum Investor I & II.........................     8,453        (21,641)      (13,188)
   Platinum Investor III............................    50,371        (46,873)        3,498
   Platinum Investor IV.............................    38,700        (11,505)       27,195
   Platinum Investor FlexDirector...................     1,212           (571)          641
   Platinum Investor PLUS...........................    32,546         (5,921)       26,625
   Platinum Investor Survivor.......................       739         (6,093)       (5,354)
   Platinum Investor Survivor II....................     4,662         (2,398)        2,264
   Platinum Investor VIP............................    19,550         (1,481)       18,069
   Platinum Investor VIP (with GMWB rider)..........       539            (24)          515

                                   VL-R - 55

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                   UNITS  UNIT VALUE NET ASSETS
---------                                                  ------- ---------- -----------
2007
AIM V.I. Core Equity Fund - Series I
   Corporate America......................................   3,671   $11.98   $    43,967
   Corporate America (reduced surrender charge)...........   2,248    11.92        26,809
   Platinum Investor I & II............................... 639,715    11.91     7,617,469
   Platinum Investor III.................................. 369,036    11.92     4,397,445
   Platinum Investor IV...................................  14,503    11.92       172,814
   Platinum Investor FlexDirector.........................     471    11.92         5,610
   Platinum Investor PLUS.................................  23,886    11.92       284,629
   Platinum Investor Survivor.............................  52,914    11.97       633,213
   Platinum Investor Survivor II..........................  10,580    11.91       125,984
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus.........................................  23,616    13.95       329,412
   Corporate America......................................   4,169    13.65        56,922
   Corporate America (reduced surrender charge)...........  14,038    20.30       284,922
   Platinum Investor I & II............................... 298,676    19.30     5,765,670
   Platinum Investor III.................................. 361,021    16.23     5,860,319
   Platinum Investor IV...................................  33,561    17.25       578,954
   Platinum Investor FlexDirector.........................   1,505    19.91        29,962
   Platinum Investor PLUS.................................  17,817    22.46       400,136
   Platinum Investor Survivor.............................  61,435    13.62       836,631
   Platinum Investor Survivor II..........................   8,887    23.49       208,778
   Platinum Investor VIP..................................  41,228    13.90       573,031
   Platinum Investor VIP (with GMWB rider)................     276    13.75         3,800
Alger American Leveraged AllCap Portfolio - Class O Shares
   Platinum Investor I & II...............................  23,743    22.07       523,980
   Platinum Investor III..................................  87,466    22.12     1,934,523
   Platinum Investor IV...................................  15,658    17.41       272,642
   Platinum Investor FlexDirector.........................      37    17.43           649
   Platinum Investor PLUS.................................  15,798    22.12       349,401
   Platinum Investor Survivor.............................     236    22.41         5,289
   Platinum Investor Survivor II..........................   5,979    22.07       131,951
   Platinum Investor VIP..................................  22,146    14.35       317,879
   Platinum Investor VIP (with GMWB rider)................     742    14.20        10,545
Alger American MidCap Growth Portfolio - Class O Shares
   Corporate America (reduced surrender charge)...........  10,536    17.26       181,807
   Platinum Investor I & II...............................   7,906    22.99       181,793
   Platinum Investor III..................................  57,326    23.05     1,321,110
   Platinum Investor IV...................................  19,709    15.25       300,605
   Platinum Investor FlexDirector.........................   6,091    16.09        97,970
   Platinum Investor PLUS.................................   9,498    23.05       218,884
   Platinum Investor Survivor.............................   4,587    23.35       107,123
   Platinum Investor Survivor II..........................   2,875    22.99        66,116
   Platinum Investor VIP..................................   7,250    13.14        95,276
American Century VP Value Fund - Class I
   AG Legacy Plus.........................................  23,907    21.45       512,832
   Corporate America (reduced surrender charge)...........  35,057    13.73       481,295
   Platinum Investor I & II............................... 218,539    19.38     4,234,977
   Platinum Investor III.................................. 525,474    19.29    10,137,114
   Platinum Investor IV...................................  60,078    12.69       762,138

                                   VL-R - 56

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                  UNITS  UNIT VALUE NET ASSETS
---------                                                 ------- ---------- ----------
2007 - CONTINUED
American Century VP Value Fund - Class I - Continued
   Platinum Investor FlexDirector........................     390   $13.81   $    5,387
   Platinum Investor PLUS................................  60,097    16.34      982,198
   Platinum Investor Survivor............................  19,799    19.85      393,072
   Platinum Investor Survivor II.........................  68,587    17.07    1,170,808
   Platinum Investor VIP.................................  58,888    11.91      701,596
   Platinum Investor VIP (with GMWB rider)...............      18    11.79          218
Credit Suisse Small Cap Core I Portfolio
   Platinum Investor I & II..............................  33,286     8.54      284,313
   Platinum Investor III................................. 127,355     8.38    1,066,969
   Platinum Investor IV..................................  14,100    10.70      150,927
   Platinum Investor FlexDirector........................   6,518    10.60       69,072
   Platinum Investor PLUS................................  12,363    13.37      165,339
   Platinum Investor Survivor............................   3,355     8.75       29,355
   Platinum Investor Survivor II.........................   1,713    12.66       21,685
   Platinum Investor VIP.................................  19,477     9.83      191,433
Dreyfus IP MidCap Stock Portfolio - Initial shares
   Platinum Investor I & II..............................  77,131    14.89    1,148,311
   Platinum Investor III................................. 234,440    14.66    3,437,726
   Platinum Investor IV..................................  13,881    12.31      170,861
   Platinum Investor FlexDirector........................       1    13.32           17
   Platinum Investor PLUS................................  22,280    15.40      343,125
   Platinum Investor Survivor............................  11,823    15.25      180,320
   Platinum Investor Survivor II.........................  11,987    16.85      201,948
Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Corporate America.....................................   4,161    12.10       50,338
   Corporate America (reduced surrender charge)..........     805    11.29        9,092
   Platinum Investor I & II.............................. 292,570    14.46    4,229,634
   Platinum Investor III................................. 444,218    11.15    4,954,488
   Platinum Investor IV..................................  15,115    10.62      160,456
   Platinum Investor FlexDirector........................     950    10.57       10,049
   Platinum Investor PLUS................................  37,108    12.04      446,781
   Platinum Investor Survivor............................  45,637    12.07      550,679
   Platinum Investor Survivor II.........................  44,096    13.07      576,141
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America.....................................   2,358    14.40       33,952
   Corporate America (reduced surrender charge)..........  15,285    10.92      166,984
   Platinum Investor I & II.............................. 263,305    14.21    3,741,867
   Platinum Investor III................................. 290,726    13.48    3,918,405
   Platinum Investor IV..................................  18,008    10.59      190,644
   Platinum Investor FlexDirector........................     196    10.88        2,134
   Platinum Investor PLUS................................  25,537    11.95      305,143
   Platinum Investor Survivor............................  16,019    14.36      230,017
   Platinum Investor Survivor II.........................   9,578    11.98      114,744
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus........................................  15,777    13.11      206,756
   Platinum Investor I & II.............................. 130,686    12.47    1,630,239
   Platinum Investor III................................. 259,108    12.47    3,229,836
   Platinum Investor IV..................................  10,088    12.27      123,756


                                   VL-R - 57

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                            UNITS   UNIT VALUE NET ASSETS
---------                                                          --------- ---------- -----------
2007 - CONTINUED
Fidelity VIP Asset Manager Portfolio - Service Class 2 - Continued
   Platinum Investor FlexDirector.................................     1,389   $12.48   $    17,327
   Platinum Investor PLUS.........................................    27,862    14.25       397,031
   Platinum Investor Survivor.....................................    10,453    12.78       133,582
   Platinum Investor Survivor II..................................   114,498    13.89     1,590,898
   Platinum Investor VIP..........................................    10,902    11.68       127,327
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus.................................................    36,253    18.38       666,219
   Corporate America (reduced surrender charge)...................    37,604    16.36       615,248
   Platinum Investor I & II.......................................   515,431    16.11     8,304,217
   Platinum Investor III.......................................... 1,282,274    15.92    20,417,281
   Platinum Investor IV...........................................   116,296    14.68     1,707,261
   Platinum Investor FlexDirector.................................     8,839    16.25       143,657
   Platinum Investor PLUS.........................................   110,712    19.05     2,109,525
   Platinum Investor Survivor.....................................   107,860    16.51     1,780,256
   Platinum Investor Survivor II..................................   108,865    20.06     2,183,863
   Platinum Investor VIP..........................................   127,019    12.40     1,575,268
   Platinum Investor VIP (with GMWB rider)........................       371    12.27         4,558
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus.................................................    47,469    14.76       700,509
   Corporate America (reduced surrender charge)...................    38,084    14.51       552,623
   Platinum Investor I & II.......................................   270,844    14.92     4,040,467
   Platinum Investor III..........................................   828,774    14.96    12,397,776
   Platinum Investor IV...........................................    49,403    13.39       661,527
   Platinum Investor FlexDirector.................................     1,394    14.24        19,847
   Platinum Investor PLUS.........................................    79,456    16.11     1,279,843
   Platinum Investor Survivor.....................................    93,654    15.28     1,431,319
   Platinum Investor Survivor II..................................    94,176    16.32     1,536,902
   Platinum Investor VIP..........................................    58,981    12.32       726,701
   Platinum Investor VIP (with GMWB rider)........................        95    12.19         1,153
Fidelity VIP Freedom 2020 Portfolio - Service Class 2
   Platinum Investor III..........................................     2,313    11.65        26,940
   Platinum Investor IV...........................................       210    11.65         2,449
   Platinum Investor FlexDirector.................................        16    11.65           187
   Platinum Investor VIP..........................................       896    11.92        10,676
Fidelity VIP Freedom 2025 Portfolio - Service Class 2
   Platinum Investor III..........................................     4,226    11.69        49,413
   Platinum Investor IV...........................................       102    11.69         1,190
   Platinum Investor VIP..........................................     5,079    11.99        60,923
Fidelity VIP Freedom 2030 Portfolio - Service Class 2
   Platinum Investor Survivor II..................................    10,305    11.83       121,866
   Platinum Investor I & II.......................................       416    11.83         4,916
   Platinum Investor III..........................................     2,749    11.83        32,533
   Platinum Investor IV...........................................       112    11.83         1,324
   Platinum Investor PLUS.........................................        69    11.83           821
   Platinum Investor VIP..........................................    11,091    12.19       135,156
   Platinum Investor VIP (with GMWB rider)........................        85    12.06         1,027
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus.................................................    22,773    11.14       253,690

                                   VL-R - 58

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                                    UNITS   UNIT VALUE NET ASSETS
---------                                                                  --------- ---------- -----------
2007 - CONTINUED
Fidelity VIP Growth Portfolio - Service Class 2 - Continued
   Corporate America (reduced surrender charge)...........................    28,256   $14.73   $   416,205
   Platinum Investor I & II...............................................   190,862     9.32     1,778,892
   Platinum Investor III.................................................. 1,184,276     9.25    10,952,899
   Platinum Investor IV...................................................    38,904    13.93       541,924
   Platinum Investor FlexDirector.........................................    11,328    13.39       151,710
   Platinum Investor PLUS.................................................   110,273    14.88     1,641,335
   Platinum Investor Survivor.............................................    69,907     9.55       667,504
   Platinum Investor Survivor II..........................................    94,944    13.22     1,254,798
   Platinum Investor VIP..................................................    19,426    12.82       248,998
   Platinum Investor VIP (with GMWB rider)................................         4    12.68            50
Fidelity VIP Mid Cap Portfolio - Service Class 2
   Corporate America (reduced surrender charge)...........................    36,265    17.69       641,597
   Platinum Investor I & II...............................................    17,009    26.55       451,640
   Platinum Investor III..................................................   182,323    26.61     4,851,867
   Platinum Investor IV...................................................    69,892    15.11     1,056,341
   Platinum Investor FlexDirector.........................................       959    17.79        17,052
   Platinum Investor PLUS.................................................    16,952    26.61       451,111
   Platinum Investor Survivor.............................................     9,099    26.97       245,348
   Platinum Investor Survivor II..........................................    15,987    26.55       424,497
   Platinum Investor VIP..................................................    79,229    12.36       979,341
   Platinum Investor VIP (with GMWB rider)................................         3    12.23            39
Franklin Templeton Franklin Small Cap Value Securities Fund - Class 2
   Corporate America (reduced surrender charge)...........................    20,670    14.67       303,314
   Platinum Investor I & II...............................................    16,764    21.13       354,258
   Platinum Investor III..................................................   303,255    21.18     6,422,541
   Platinum Investor IV...................................................    55,068    12.85       707,414
   Platinum Investor FlexDirector.........................................     1,655    15.14        25,049
   Platinum Investor PLUS.................................................    23,513    21.18       497,975
   Platinum Investor Survivor.............................................    34,398    21.46       738,204
   Platinum Investor Survivor II..........................................    29,431    21.13       621,947
   Platinum Investor VIP..................................................    60,067    11.11       667,138
   Platinum Investor VIP (with GMWB rider)................................        26    10.99           285
Franklin Templeton Franklin Small-Mid Cap Growth Securities Fund - Class 2
   AG Legacy Plus.........................................................    12,744     9.16       116,723
Franklin Templeton Franklin U.S. Government Fund - Class 2
   Platinum Investor I & II...............................................    25,944    12.29       318,823
   Platinum Investor III..................................................   602,670    12.32     7,427,342
   Platinum Investor IV...................................................    47,650    10.74       511,784
   Platinum Investor FlexDirector.........................................       419    10.97         4,602
   Platinum Investor PLUS.................................................    41,880    11.92       499,262
   Platinum Investor Survivor.............................................     3,251    12.54        40,762
   Platinum Investor Survivor II..........................................    26,878    12.29       330,295
   Platinum Investor VIP..................................................    44,758    10.61       475,006
Franklin Templeton Mutual Shares Securities Fund - Class 2
   Platinum Investor I & II...............................................   189,001    16.51     3,120,984
   Platinum Investor III..................................................   782,710    16.56    12,961,984
   Platinum Investor IV...................................................    43,919    13.55       595,078
   Platinum Investor FlexDirector.........................................     6,926    14.59       101,024


                                   VL-R - 59

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                               UNITS  UNIT VALUE NET ASSETS
---------                                                              ------- ---------- -----------
2007 - CONTINUED
Franklin Templeton Mutual Shares Securities Fund - Class 2 - Continued
   Platinum Investor PLUS.............................................  35,927   $16.28   $   585,026
   Platinum Investor Survivor.........................................  37,417    16.85       630,389
   Platinum Investor Survivor II......................................  17,913    16.51       295,803
   Platinum Investor VIP..............................................  45,640    11.95       545,342
   Platinum Investor VIP (with GMWB rider)............................   1,024    11.82        12,105
Franklin Templeton Templeton Foreign Securities Fund - Class 2
   AG Legacy Plus.....................................................  13,811    14.67       202,635
   Platinum Investor I & II...........................................  90,133    18.36     1,654,972
   Platinum Investor III.............................................. 582,781    18.41    10,731,381
   Platinum Investor IV...............................................  32,218    14.70       473,594
   Platinum Investor FlexDirector.....................................   4,019    16.44        66,088
   Platinum Investor PLUS.............................................  28,670    17.80       510,438
   Platinum Investor Survivor.........................................  13,026    18.73       244,034
   Platinum Investor Survivor II......................................  71,569    18.36     1,314,107
   Platinum Investor VIP..............................................  28,275    13.00       367,619
   Platinum Investor VIP (with GMWB rider)............................       7    12.86            85
Goldman Sachs Capital Growth Fund - Institutional Shares
   Platinum Investor I & II...........................................   4,583    11.34        51,969
   Platinum Investor III..............................................   9,832    11.38       111,882
   Platinum Investor PLUS.............................................     109    13.90         1,516
   Platinum Investor Survivor......................................... 600,916    11.61     6,979,313
   Platinum Investor Survivor II......................................  41,591    12.05       501,132
Janus Aspen International Growth Portfolio - Service Shares
   Corporate America (reduced surrender charge).......................   9,974    28.33       282,533
   Platinum Investor I & II........................................... 197,781    19.09     3,775,751
   Platinum Investor III.............................................. 438,707    18.99     8,329,509
   Platinum Investor IV...............................................  30,880    23.87       737,013
   Platinum Investor FlexDirector.....................................   8,792    26.34       231,607
   Platinum Investor PLUS.............................................  25,321    30.43       770,443
   Platinum Investor Survivor.........................................  62,999    19.56     1,232,109
   Platinum Investor Survivor II......................................  33,784    30.01     1,013,946
   Platinum Investor VIP..............................................  48,386    16.52       799,288
   Platinum Investor VIP (with GMWB rider)............................   1,297    16.34        21,198
Janus Aspen Mid Cap Growth Portfolio - Service Shares
   Corporate America (reduced surrender charge).......................   4,773    17.17        81,963
   Platinum Investor FlexDirector.....................................      12    16.90           197
   Platinum Investor I & II...........................................  66,606     7.88       524,659
   Platinum Investor III.............................................. 387,961     7.70     2,985,600
   Platinum Investor IV...............................................   6,555    14.93        97,879
   Platinum Investor PLUS.............................................  12,777    20.11       256,925
   Platinum Investor Survivor.........................................   6,507     8.07        52,514
   Platinum Investor Survivor II......................................  11,024    17.93       197,620
   Platinum Investor VIP..............................................   7,686    12.63        97,075
Janus Aspen Worldwide Growth Portfolio - Service Shares
   Corporate America (reduced surrender charge).......................   6,810    15.48       105,449
   Platinum Investor I & II........................................... 153,866     9.10     1,400,254
   Platinum Investor III.............................................. 361,025     9.04     3,261,990
   Platinum Investor IV...............................................   8,576    14.11       120,972

                                   VL-R - 60

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                            UNITS  UNIT VALUE NET ASSETS
---------                                                           ------- ---------- ----------
2007 - CONTINUED
Janus Aspen Worldwide Growth Portfolio - Service Shares - Continued
   Platinum Investor PLUS..........................................  16,843   $14.43   $  243,025
   Platinum Investor Survivor......................................  21,229     9.32      197,928
   Platinum Investor Survivor II...................................  25,565    13.80      352,799
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II........................................   5,476    19.73      108,049
   Platinum Investor III........................................... 146,739    19.78    2,901,988
   Platinum Investor IV............................................  15,490    13.11      203,018
   Platinum Investor PLUS..........................................   6,280    19.78      124,191
   Platinum Investor Survivor......................................   9,438    20.04      189,136
   Platinum Investor Survivor II...................................   2,824    19.73       55,728
JPMorgan Small Company Portfolio
   Platinum Investor I & II........................................  49,999    13.56      678,203
   Platinum Investor III........................................... 118,168    13.37    1,579,511
   Platinum Investor IV............................................  14,622    12.14      177,578
   Platinum Investor FlexDirector..................................     342    14.42        4,926
   Platinum Investor PLUS..........................................  10,599    16.64      176,398
   Platinum Investor Survivor......................................   3,625    13.90       50,370
   Platinum Investor Survivor II...................................   5,041    17.43       87,872
   Platinum Investor VIP...........................................  35,379    10.55      373,241
MFS VIT Core Equity Series - Initial Class
   Corporate America (reduced surrender charge)....................   3,014    14.25       42,957
   Platinum Investor I & II........................................  73,777     8.59      633,380
   Platinum Investor III........................................... 380,516     8.68    3,301,326
   Platinum Investor IV............................................   6,584    13.20       86,932
   Platinum Investor FlexDirector..................................     368    13.63        5,010
   Platinum Investor PLUS..........................................  44,008    14.61      643,115
   Platinum Investor Survivor......................................  23,951     8.80      210,651
   Platinum Investor Survivor II...................................   4,522    13.29       60,116
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus..................................................   7,016    14.71      103,216
   Corporate America (reduced surrender charge)....................   6,202    15.65       97,054
   Platinum Investor I & II........................................ 513,956    14.32    7,360,747
   Platinum Investor III........................................... 607,229     7.59    4,611,024
   Platinum Investor IV............................................   6,960    14.11       98,200
   Platinum Investor FlexDirector..................................     426    14.46        6,162
   Platinum Investor PLUS..........................................  40,324    15.99      644,777
   Platinum Investor Survivor...................................... 100,068     6.85      685,005
   Platinum Investor Survivor II...................................   4,289    13.73       58,910
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus..................................................  18,834     9.91      186,684
   Corporate America (reduced surrender charge)....................   1,876    14.56       27,309
   Platinum Investor I & II........................................  43,272    10.62      459,442
   Platinum Investor III........................................... 285,594    10.41    2,974,399
   Platinum Investor IV............................................   6,987    13.06       91,261
   Platinum Investor FlexDirector..................................     395    12.63        4,981
   Platinum Investor PLUS..........................................  20,216    14.15      286,037
   Platinum Investor Survivor......................................  11,491    10.88      124,989
   Platinum Investor Survivor II...................................   9,814    13.62      133,628

                                   VL-R - 61

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                   UNITS  UNIT VALUE NET ASSETS
---------                                                  ------- ---------- ----------
2007 - CONTINUED
MFS VIT New Discovery Series - Initial Class - Continued
   Platinum Investor VIP..................................   6,649   $11.37   $   75,594
   Platinum Investor VIP (with GMWB rider)................     271    11.25        3,054
MFS VIT Research Series - Initial Class
   Corporate America (reduced surrender charge)...........     634    14.88        9,435
   Platinum Investor I & II...............................  37,872     9.88      374,215
   Platinum Investor III.................................. 177,675     9.86    1,751,219
   Platinum Investor IV...................................   5,525    13.16       72,705
   Platinum Investor FlexDirector.........................     223    14.20        3,169
   Platinum Investor PLUS.................................  11,568    15.58      180,204
   Platinum Investor Survivor.............................  10,540    10.12      106,690
   Platinum Investor Survivor II..........................  11,516    14.49      166,898
   Platinum Investor VIP..................................   4,961    12.11       60,068
   Platinum Investor VIP (with GMWB rider)................       4    11.98           46
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus......................................... 101,463     7.42      753,243
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
   Corporate America (reduced surrender charge)...........   4,760    18.24       86,823
   Platinum Investor I & II...............................  68,920    10.25      706,200
   Platinum Investor III.................................. 330,766    10.09    3,337,094
   Platinum Investor IV...................................  13,394    16.05      215,026
   Platinum Investor FlexDirector.........................     744    17.75       13,203
   Platinum Investor PLUS.................................  40,809    18.81      767,673
   Platinum Investor Survivor.............................  32,252    10.50      338,562
   Platinum Investor Survivor II..........................  16,927    17.24      291,826
   Platinum Investor VIP..................................   9,907    13.29      131,636
Neuberger Berman AMT Partners Portfolio - Class I
   AG Legacy Plus.........................................   6,810    15.87      108,082
Oppenheimer Balanced Fund/VA - Non-Service Shares
   Platinum Investor I & II...............................  10,287    15.64      160,912
   Platinum Investor IV...................................  31,063    11.98      372,084
   Platinum Investor FlexDirector.........................   1,999    12.78       25,543
   Platinum Investor PLUS.................................   4,637    15.68       72,696
   Platinum Investor Survivor.............................     456    15.89        7,244
   Platinum Investor Survivor II..........................   4,871    15.64       76,199
   Platinum Investor VIP..................................  17,868    11.52      205,915
   Platinum Investor VIP (with GMWB rider)................      51    11.40          578
Oppenheimer Global Securities Fund/VA - Non-Service Shares
   Corporate America (reduced surrender charge)...........  11,637    17.21      200,318
   Platinum Investor I & II...............................  71,906    24.68    1,774,547
   Platinum Investor III.................................. 113,505    24.73    2,807,362
   Platinum Investor IV...................................  35,182    15.02      528,347
   Platinum Investor FlexDirector.........................     331    16.42        5,430
   Platinum Investor PLUS.................................  13,204    24.73      326,583
   Platinum Investor Survivor.............................   6,865    25.06      172,057
   Platinum Investor Survivor II..........................   8,606    24.68      212,394
   Platinum Investor VIP..................................  39,729    12.35      490,739
   Platinum Investor VIP (with GMWB rider)................     105    12.22        1,280

                                   VL-R - 62

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                                 UNITS   UNIT VALUE NET ASSETS
---------                                                               --------- ---------- -----------
2007 - CONTINUED
Oppenheimer High Income Fund/VA - Non-Service Shares
   AG Legacy Plus......................................................     7,575   $14.21   $   107,651
PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class
   Platinum Investor I & II............................................       138    10.72         1,477
   Platinum Investor III...............................................     1,292    10.73        13,859
   Platinum Investor IV................................................       363    10.73         3,890
   Platinum Investor PLUS..............................................       114    10.73         1,225
   Platinum Investor Survivor II.......................................     9,451    10.72       101,317
   Platinum Investor VIP...............................................     6,520    11.40        74,296
   Platinum Investor VIP (with GMWB rider).............................         3    11.28            33
PIMCO VIT Real Return Portfolio - Administrative Class
   AG Legacy Plus......................................................    34,158    14.88       508,124
   Corporate America (reduced surrender charge)........................    44,446    10.98       488,160
   Platinum Investor I & II............................................   113,086    16.20     1,832,454
   Platinum Investor III...............................................   457,869    16.29     7,460,361
   Platinum Investor IV................................................    65,028    10.53       684,506
   Platinum Investor FlexDirector......................................     1,489    11.04        16,444
   Platinum Investor PLUS..............................................    38,312    13.76       527,021
   Platinum Investor Survivor..........................................    51,103    16.60       848,335
   Platinum Investor Survivor II.......................................    38,980    13.92       542,604
   Platinum Investor VIP...............................................    50,048    10.50       525,321
PIMCO VIT Short-Term Portfolio - Administrative Class
   Corporate America (reduced surrender charge)........................     3,694    10.88        40,193
   Platinum Investor I & II............................................    94,196    12.02     1,132,286
   Platinum Investor III...............................................   209,301    12.05     2,522,463
   Platinum Investor IV................................................    27,412    10.81       296,449
   Platinum Investor FlexDirector......................................     8,512    10.88        92,594
   Platinum Investor PLUS..............................................    32,548    11.22       365,105
   Platinum Investor Survivor..........................................    39,040    12.31       480,763
   Platinum Investor Survivor II.......................................    38,329    11.30       433,278
   Platinum Investor VIP...............................................    19,817    10.60       210,127
   Platinum Investor VIP (with GMWB rider).............................         4    10.49            38
PIMCO VIT Total Return Portfolio - Administrative Class
   AG Legacy Plus......................................................    30,041    13.57       407,576
   Corporate America (reduced surrender charge)........................    46,075    11.04       508,582
   Platinum Investor I & II............................................   309,749    14.22     4,403,956
   Platinum Investor III............................................... 1,034,084    14.31    14,801,996
   Platinum Investor IV................................................    87,544    10.87       951,864
   Platinum Investor FlexDirector......................................    13,651    11.19       152,822
   Platinum Investor PLUS..............................................    73,438    12.48       916,305
   Platinum Investor Survivor..........................................    88,634    14.57     1,291,007
   Platinum Investor Survivor II.......................................    83,365    12.58     1,048,399
   Platinum Investor VIP...............................................    64,054    10.72       686,906
   Platinum Investor VIP (with GMWB rider).............................       400    10.61         4,242
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II............................................   198,377    13.64     2,705,872
   Platinum Investor III...............................................    52,508    13.66       717,212
   Platinum Investor PLUS..............................................     1,319    13.66        18,015
   Platinum Investor Survivor..........................................     9,085    13.77       125,145

                                   VL-R - 63

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                  UNITS  UNIT VALUE NET ASSETS
---------                                                 ------- ---------- ----------
2007 - CONTINUED
Pioneer Fund VCT Portfolio - Class I - Continued
   Platinum Investor Survivor II.........................     575   $13.64   $    7,839
Pioneer Growth Opportunities VCT Portfolio - Class I
   Corporate America.....................................   3,245    11.95       38,762
   Platinum Investor I & II.............................. 237,551    11.81    2,806,185
   Platinum Investor III................................. 129,017    11.83    1,526,210
   Platinum Investor PLUS................................   5,798    11.83       68,591
   Platinum Investor Survivor............................   8,364    11.93       99,771
   Platinum Investor Survivor II.........................  20,261    11.81      239,342
Pioneer Mid Cap Value VCT Portfolio - Class I
   Platinum Investor FlexDirector........................     838    11.78        9,873
   Platinum Investor I & II..............................     820    11.77        9,656
   Platinum Investor III.................................   5,480    11.78       64,553
   Platinum Investor IV..................................     344    11.78        4,053
   Platinum Investor PLUS................................     562    11.78        6,621
   Platinum Investor Survivor II.........................     881    11.77       10,368
   Platinum Investor VIP.................................   8,091    12.03       97,333
   Platinum Investor VIP (with GMWB rider)...............     746    11.90        8,880
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus........................................  12,497    15.22      190,218
   Corporate America..................................... 218,601    15.72    3,435,869
   Corporate America (reduced surrender charge)..........  15,344    11.55      177,184
   Platinum Investor I & II.............................. 110,252    14.70    1,620,851
   Platinum Investor III.................................  96,860    15.77    1,527,641
   Platinum Investor IV..................................  10,602    10.98      116,390
   Platinum Investor FlexDirector........................     137    11.81        1,619
   Platinum Investor PLUS................................   9,933    14.62      145,186
   Platinum Investor Survivor............................   1,423    15.68       22,312
   Platinum Investor Survivor II.........................   3,470    15.00       52,041
   Platinum Investor VIP.................................  15,305    10.78      165,043
Putnam VT Growth and Income Fund - Class IB
   Corporate America..................................... 264,895    13.98    3,702,053
   Corporate America (reduced surrender charge)..........  20,933    13.26      277,604
   Platinum Investor I & II.............................. 321,985    14.32    4,611,312
   Platinum Investor III................................. 548,450    12.95    7,103,672
   Platinum Investor IV..................................  35,636    12.23      435,880
   Platinum Investor FlexDirector........................  11,310    12.98      146,825
   Platinum Investor PLUS................................  37,435    14.50      542,655
   Platinum Investor Survivor............................  29,742    13.94      414,613
   Platinum Investor Survivor II.........................   8,385    14.20      119,085
Putnam VT International Growth and Income Fund - Class IB
   Corporate America (reduced surrender charge)..........   8,748    18.43      161,236
   Platinum Investor I & II.............................. 194,565    20.57    4,001,852
   Platinum Investor III................................. 226,479    18.23    4,129,300
   Platinum Investor IV..................................  27,331    15.97      436,608
   Platinum Investor FlexDirector........................     371    18.09        6,717
   Platinum Investor PLUS................................  15,754    21.43      337,553
   Platinum Investor Survivor............................  22,276    17.86      397,875
   Platinum Investor Survivor II.........................  18,819    23.25      437,565

                                   VL-R - 64

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                              UNITS  UNIT VALUE NET ASSETS
---------                                                             ------- ---------- ----------
2007 - CONTINUED
Putnam VT International Growth and Income Fund - Class IB - Continued
   Platinum Investor VIP.............................................  29,094   $13.37   $  389,028
   Platinum Investor VIP (with GMWB rider)...........................      77    13.23        1,015
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus....................................................  16,442    23.61      388,228
Putnam VT Vista Fund - Class IB
   AG Legacy Plus....................................................  26,788     6.96      186,534
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus....................................................  59,305     6.64      394,055
SunAmerica Aggressive Growth Portfolio - Class 1
   Platinum Investor FlexDirector....................................      13    14.79          187
   Platinum Investor I & II..........................................  25,372    15.27      387,513
   Platinum Investor III.............................................  44,357    15.31      679,319
   Platinum Investor IV..............................................   6,496    13.00       84,418
   Platinum Investor PLUS............................................   8,625    16.26      140,269
   Platinum Investor Survivor........................................     660    15.57       10,277
   Platinum Investor Survivor II.....................................   7,392    15.27      112,908
   Platinum Investor VIP.............................................   3,649    11.61       42,369
SunAmerica Balanced Portfolio - Class 1
   Platinum Investor FlexDirector....................................       1    12.23            7
   Platinum Investor I & II..........................................     656    12.68        8,312
   Platinum Investor III.............................................  71,052    12.71      903,161
   Platinum Investor IV..............................................   8,878    11.84      105,129
   Platinum Investor PLUS............................................  20,682    13.11      271,186
   Platinum Investor Survivor II.....................................   3,279    12.68       41,571
   Platinum Investor VIP.............................................   5,894    11.52       67,906
UIF Equity Growth Portfolio - Class I
   Platinum Investor I & II.......................................... 220,857    14.63    3,230,948
   Platinum Investor III.............................................  90,028     9.83      885,357
   Platinum Investor IV..............................................   3,488    14.74       51,423
   Platinum Investor PLUS............................................   5,434    15.66       85,096
   Platinum Investor Survivor........................................  23,432     9.46      221,590
   Platinum Investor Survivor II.....................................     403    13.81        5,568
UIF High Yield Portfolio - Class I
   Platinum Investor I & II..........................................  69,866    12.51      873,718
   Platinum Investor III.............................................  26,425    12.99      343,154
   Platinum Investor IV..............................................   1,802    11.19       20,170
   Platinum Investor FlexDirector....................................   2,740    12.14       33,252
   Platinum Investor PLUS............................................   2,915    14.50       42,274
   Platinum Investor Survivor........................................     472    12.28        5,799
   Platinum Investor Survivor II.....................................  38,762    14.13      547,892
VALIC Company I International Equities Fund
   AG Legacy Plus....................................................   7,829    13.02      101,918
   Platinum Investor I & II.......................................... 104,111    16.70    1,738,686
   Platinum Investor III.............................................  88,456    14.46    1,279,269
   Platinum Investor IV..............................................   6,138    15.81       97,007
   Platinum Investor FlexDirector....................................     698    17.78       12,401
   Platinum Investor PLUS............................................  11,478    18.94      217,361
   Platinum Investor Survivor........................................  13,753    12.92      177,679

                                   VL-R - 65

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                 UNITS   UNIT VALUE NET ASSETS
---------                                               --------- ---------- -----------
2007 - CONTINUED
VALIC Company I International Equities Fund - Continued
   Platinum Investor Survivor II.......................     1,636   $19.66   $    32,157
   Platinum Investor VIP...............................    14,298    13.11       187,457
VALIC Company I Mid Cap Index Fund
   AG Legacy Plus......................................    18,120    17.23       312,203
   Corporate America...................................     5,378    18.92       101,754
   Corporate America (reduced surrender charge)........     6,987    15.13       105,685
   Platinum Investor I & II............................   305,278    25.55     7,799,103
   Platinum Investor III...............................   412,043    16.80     6,924,369
   Platinum Investor IV................................    28,051    13.42       376,468
   Platinum Investor FlexDirector......................       838    14.57        12,211
   Platinum Investor PLUS..............................    44,371    17.30       767,694
   Platinum Investor Survivor..........................    58,928    18.87     1,112,166
   Platinum Investor Survivor II.......................    37,896    18.85       714,245
   Platinum Investor VIP...............................    55,216    11.42       630,377
   Platinum Investor VIP (with GMWB rider).............       105    11.30         1,182
VALIC Company I Money Market I Fund
   AG Legacy Plus......................................     9,230    11.47       105,906
   Corporate America (reduced surrender charge)........    50,463    10.96       553,087
   Platinum Investor I & II............................   614,148    12.65     7,766,586
   Platinum Investor III............................... 1,329,513    11.40    15,160,893
   Platinum Investor IV................................    29,808    10.91       325,248
   Platinum Investor FlexDirector......................       203    10.94         2,226
   Platinum Investor PLUS..............................    36,236    10.96       397,018
   Platinum Investor Survivor..........................   203,435    12.03     2,447,924
   Platinum Investor Survivor II.......................   345,568    10.97     3,789,451
   Platinum Investor VIP...............................    91,681    10.66       977,165
   Platinum Investor VIP (with GMWB rider).............       996    10.55        10,503
VALIC Company I Nasdaq-100 Index Fund
   Platinum Investor I & II............................    84,567     6.10       515,831
   Platinum Investor III...............................   395,354     6.00     2,373,076
   Platinum Investor IV................................     4,354    13.32        57,985
   Platinum Investor FlexDirector......................       118    13.59         1,598
   Platinum Investor PLUS..............................    17,286    17.21       297,486
   Platinum Investor Survivor..........................     9,172     6.25        57,318
   Platinum Investor Survivor II.......................    13,604    12.93       175,876
   Platinum Investor VIP...............................     2,659    12.33        32,775
VALIC Company I Science & Technology Fund
   Platinum Investor I & II............................    56,114     5.09       285,341
   Platinum Investor III...............................   213,097     5.05     1,076,152
   Platinum Investor IV................................     3,842    13.35        51,285
   Platinum Investor FlexDirector......................       151    12.84         1,943
   Platinum Investor PLUS..............................     4,494    15.65        70,332
   Platinum Investor Survivor..........................    11,016     5.21        57,389
   Platinum Investor Survivor II.......................     3,073    11.73        36,043
   Platinum Investor VIP...............................     1,739    12.28        21,351
VALIC Company I Small Cap Index Fund
   Corporate America (reduced surrender charge)........     9,610    14.21       136,602
   Platinum Investor I & II............................    87,194    16.43     1,432,969

                                   VL-R - 66

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                              UNITS   UNIT VALUE NET ASSETS
---------                                            --------- ---------- -----------
2007 - CONTINUED
VALIC Company I Small Cap Index Fund - Continued
   Platinum Investor III............................   210,019   $16.20   $ 3,402,994
   Platinum Investor IV.............................    26,271    12.76       335,236
   Platinum Investor FlexDirector...................     1,328    13.64        18,115
   Platinum Investor PLUS...........................    29,749    17.14       509,815
   Platinum Investor Survivor.......................    12,188    16.84       205,198
   Platinum Investor Survivor II....................    16,951    18.41       312,019
   Platinum Investor VIP............................    49,620    11.04       547,940
VALIC Company I Stock Index Fund
   AG Legacy Plus...................................    71,389    10.74       766,646
   Corporate America................................     6,443    10.88        70,076
   Corporate America (reduced surrender charge).....    17,158    13.97       239,634
   Platinum Investor I & II.........................   894,401    14.71    13,160,457
   Platinum Investor III............................ 1,201,250    11.15    13,394,885
   Platinum Investor IV.............................    62,810    12.93       812,430
   Platinum Investor FlexDirector...................    10,828    13.59       147,127
   Platinum Investor PLUS...........................   106,180    15.28     1,622,476
   Platinum Investor Survivor.......................   254,345    10.85     2,759,259
   Platinum Investor Survivor II....................    76,993    14.20     1,093,582
   Platinum Investor VIP............................    64,895    12.01       779,465
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus...................................     8,173    14.10       115,250
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II.........................   181,204    15.83     2,868,980
   Platinum Investor III............................   526,096    15.88     8,352,179
   Platinum Investor IV.............................    45,302    13.21       598,624
   Platinum Investor FlexDirector...................     1,087    14.38        15,633
   Platinum Investor PLUS...........................    24,759    16.18       400,500
   Platinum Investor Survivor.......................    34,351    16.14       554,279
   Platinum Investor Survivor II....................    53,266    15.83       843,362
   Platinum Investor VIP............................    29,996    11.86       355,857
   Platinum Investor VIP (with GMWB rider)..........        14    11.74           162
Van Kampen LIT Strategic Growth Portfolio - Class I
   AG Legacy Plus...................................     8,485     6.00        50,922
Vanguard VIF High Yield Bond Portfolio
   Corporate America (reduced surrender charge).....     9,610    11.60       111,502
   Platinum Investor I & II.........................    53,888    14.32       771,515
   Platinum Investor III............................   215,650    14.45     3,115,676
   Platinum Investor IV.............................    29,856    11.16       333,136
   Platinum Investor FlexDirector...................       296    11.97         3,546
   Platinum Investor PLUS...........................    29,067    13.89       403,831
   Platinum Investor Survivor.......................    30,557    14.67       448,178
   Platinum Investor Survivor II....................    39,317    14.20       558,165
   Platinum Investor VIP............................    16,551    10.86       179,712
   Platinum Investor VIP (with GMWB rider)..........         2    10.74            20
Vanguard VIF REIT Index Portfolio
   Corporate America (reduced surrender charge).....    10,385    16.43       170,650
   Platinum Investor I & II.........................    80,175    30.77     2,466,802
   Platinum Investor III............................   285,207    30.82     8,790,404

                                   VL-R - 67

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                   UNITS  UNIT VALUE NET ASSETS
---------                                                  ------- ---------- ----------
2007 - CONTINUED
Vanguard VIF REIT Index Portfolio - Continued
   Platinum Investor IV...................................  60,363   $14.74   $  889,911
   Platinum Investor FlexDirector.........................   5,886    17.15      100,963
   Platinum Investor PLUS.................................  43,362    23.19    1,005,386
   Platinum Investor Survivor.............................  18,077    31.52      569,781
   Platinum Investor Survivor II..........................  27,212    26.81      729,569
   Platinum Investor VIP..................................  55,024    11.58      636,915
   Platinum Investor VIP (with GMWB rider)................     565    11.45        6,466
2006
AIM V.I. Core Equity Fund - Series I
   Corporate America......................................   3,758    10.89       40,922
   Corporate America (reduced surrender charge)...........   2,285    10.87       24,835
   Platinum Investor I & II............................... 735,908    10.86    7,992,901
   Platinum Investor III.................................. 375,267    10.86    4,077,242
   Platinum Investor IV...................................  12,433    10.86      135,088
   Platinum Investor FlexDirector.........................     424    10.86        4,603
   Platinum Investor PLUS.................................  23,459    10.86      254,879
   Platinum Investor Survivor.............................  64,839    10.89      705,893
   Platinum Investor Survivor II..........................   9,760    10.86      106,001
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus.........................................  25,612    11.98      306,732
   Corporate America......................................   4,241    11.69       49,559
   Corporate America (reduced surrender charge)...........   7,127    17.41      124,105
   Platinum Investor I & II............................... 292,495    16.57    4,847,867
   Platinum Investor III.................................. 340,444    13.93    4,743,020
   Platinum Investor IV...................................  30,344    14.81      449,267
   Platinum Investor FlexDirector.........................     812    17.09       13,875
   Platinum Investor PLUS.................................  17,467    19.27      336,677
   Platinum Investor Survivor.............................  59,983    11.66      699,501
   Platinum Investor Survivor II..........................   6,039    20.17      121,810
   Platinum Investor VIP..................................  17,529    11.93      209,100
   Platinum Investor VIP (with GMWB rider)................     256    11.87        3,033
AIM V.I. Premier Equity Fund - Series I
   Corporate America......................................      --       --           --
   Platinum Investor I & II...............................      --       --           --
   Platinum Investor III..................................      --       --           --
   Platinum Investor IV...................................      --       --           --
   Platinum Investor FlexDirector.........................      --       --           --
   Platinum Investor PLUS.................................      --       --           --
   Platinum Investor Survivor.............................      --       --           --
   Platinum Investor Survivor II..........................      --       --           --
Alger American Leveraged AllCap Portfolio - Class O Shares
   Platinum Investor I & II...............................  11,906    17.40      207,102
   Platinum Investor III..................................  88,630    17.43    1,544,555
   Platinum Investor IV...................................  13,804    13.72      189,390
   Platinum Investor FlexDirector.........................      47    13.73          649
   Platinum Investor PLUS.................................  13,020    17.43      226,897

                                   VL-R - 68

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                               UNITS  UNIT VALUE NET ASSETS
---------                                                              ------- ---------- ----------
2006 - CONTINUED
Alger American Leveraged AllCap Portfolio - Class O Shares - Continued
   Platinum Investor Survivor.........................................     168   $17.62   $    2,958
   Platinum Investor Survivor II......................................   1,106    17.40       19,245
   Platinum Investor VIP..............................................   8,328    11.31       94,186
   Platinum Investor VIP (with GMWB rider)............................     164    11.25        1,843
Alger American MidCap Growth Portfolio - Class O Shares
   Corporate America (reduced surrender charge).......................   5,196    13.61       70,695
   Platinum Investor I & II...........................................   8,117    18.15      147,281
   Platinum Investor III..............................................  55,215    18.18    1,003,756
   Platinum Investor IV...............................................  18,110    12.03      217,883
   Platinum Investor FlexDirector.....................................   6,774    12.69       85,956
   Platinum Investor PLUS.............................................   8,924    18.18      162,222
   Platinum Investor Survivor.........................................   5,975    18.38      109,826
   Platinum Investor Survivor II......................................   2,680    18.15       48,637
   Platinum Investor VIP..............................................   2,230    10.37       23,116
American Century VP Value Fund - Class I
   AG Legacy Plus.....................................................  25,927    20.67      535,799
   Corporate America..................................................   1,247    19.13       23,856
   Corporate America (reduced surrender charge).......................  19,895    13.22      262,932
   Platinum Investor I & II........................................... 221,804    18.67    4,140,787
   Platinum Investor III.............................................. 513,640    18.58    9,542,265
   Platinum Investor IV...............................................  48,294    12.22      589,984
   Platinum Investor FlexDirector.....................................     931    13.30       12,382
   Platinum Investor PLUS.............................................  58,246    15.74      916,725
   Platinum Investor Survivor.........................................  20,805    19.08      396,872
   Platinum Investor Survivor II......................................  63,728    16.44    1,048,012
   Platinum Investor VIP..............................................  12,329    11.47      141,453
   Platinum Investor VIP (with GMWB rider)............................     162    11.42        1,849
Credit Suisse Small Cap Core I Portfolio
   Platinum Investor I & II...........................................  39,132     8.22      321,493
   Platinum Investor III.............................................. 128,637     8.06    1,036,204
   Platinum Investor IV...............................................  13,167    10.29      135,520
   Platinum Investor FlexDirector.....................................   6,301    10.19       64,198
   Platinum Investor PLUS.............................................  11,493    12.86      147,782
   Platinum Investor Survivor.........................................   3,159     8.39       26,520
   Platinum Investor Survivor II......................................   1,758    12.17       21,405
   Platinum Investor VIP..............................................   8,178     9.45       77,282
Dreyfus IP MidCap Stock Portfolio - Initial shares
   Platinum Investor I & II...........................................  81,102    14.09    1,142,564
   Platinum Investor III.............................................. 234,893    13.87    3,258,099
   Platinum Investor IV...............................................  12,576    11.64      146,421
   Platinum Investor FlexDirector.....................................       0    12.60            4
   Platinum Investor PLUS.............................................  22,807    14.57      332,244
   Platinum Investor Survivor.........................................  12,083    14.40      173,935
   Platinum Investor Survivor II......................................  10,961    15.94      174,740
Dreyfus VIF Developing Leaders Portfolio - Initial shares
   Corporate America..................................................   5,204    12.56       65,345
   Corporate America (reduced surrender charge).......................   1,534    11.74       18,015
   Platinum Investor I & II........................................... 318,961    15.05    4,800,994

                                   VL-R - 69

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                               UNITS   UNIT VALUE NET ASSETS
---------                                                             --------- ---------- -----------
2006 - CONTINUED
Dreyfus VIF Developing Leaders Portfolio - Initial shares - Continued
   Platinum Investor III.............................................   450,710   $11.61   $ 5,231,878
   Platinum Investor IV..............................................    10,454    11.05       115,502
   Platinum Investor FlexDirector....................................       950    11.00        10,459
   Platinum Investor PLUS............................................    35,521    12.53       445,116
   Platinum Investor Survivor........................................    45,846    12.53       574,469
   Platinum Investor Survivor II.....................................    35,559    13.60       483,727
Dreyfus VIF Quality Bond Portfolio - Initial shares
   Corporate America.................................................     2,421    14.17        34,295
   Corporate America (reduced surrender charge)......................    11,977    10.78       129,065
   Platinum Investor I & II..........................................   281,631    14.03     3,950,746
   Platinum Investor III.............................................   285,395    13.30     3,795,577
   Platinum Investor IV..............................................    14,464    10.45       151,092
   Platinum Investor FlexDirector....................................       173    10.74         1,861
   Platinum Investor PLUS............................................    23,919    11.79       282,019
   Platinum Investor Survivor........................................    16,209    14.14       229,150
   Platinum Investor Survivor II.....................................     9,205    11.83       108,856
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus....................................................    15,921    11.71       186,460
   Platinum Investor I & II..........................................   156,694    11.15     1,746,813
   Platinum Investor III.............................................   258,611    11.14     2,879,764
   Platinum Investor IV..............................................     8,240    10.96        90,298
   Platinum Investor FlexDirector....................................     1,288    11.14        14,349
   Platinum Investor PLUS............................................    26,410    12.73       336,198
   Platinum Investor Survivor........................................    11,229    11.39       127,904
   Platinum Investor Survivor II.....................................    20,438    12.42       253,780
   Platinum Investor VIP.............................................     2,269    10.43        23,677
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus....................................................    42,199    15.88       670,065
   Corporate America.................................................     1,580    14.27        22,543
   Corporate America (reduced surrender charge)......................    18,598    14.13       262,724
   Platinum Investor I & II..........................................   517,717    13.92     7,207,050
   Platinum Investor III............................................. 1,262,624    13.75    17,364,615
   Platinum Investor IV..............................................    92,989    12.68     1,179,075
   Platinum Investor FlexDirector....................................     8,086    14.04       113,515
   Platinum Investor PLUS............................................   107,304    16.46     1,765,960
   Platinum Investor Survivor........................................   116,730    14.22     1,660,381
   Platinum Investor Survivor II.....................................    78,211    17.33     1,355,621
   Platinum Investor VIP.............................................    36,885    10.71       395,099
   Platinum Investor VIP (with GMWB rider)...........................       443    10.66         4,721
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus....................................................    51,368    13.75       706,254
   Corporate America.................................................     4,106    14.25        58,490
   Corporate America (reduced surrender charge)......................    25,321    13.51       342,065
   Platinum Investor I & II..........................................   283,801    13.90     3,944,532
   Platinum Investor III.............................................   836,470    13.93    11,653,724
   Platinum Investor IV..............................................    45,684    12.47       569,724
   Platinum Investor FlexDirector....................................     1,384    13.26        18,364
   Platinum Investor PLUS............................................    78,094    15.00     1,171,538

                                   VL-R - 70

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                                 UNITS   UNIT VALUE NET ASSETS
---------                                                               --------- ---------- ----------
2006 - CONTINUED
Fidelity VIP Equity-Income Portfolio - Service Class 2 - Continued
   Platinum Investor Survivor..........................................    85,837   $14.20   $1,219,038
   Platinum Investor Survivor II.......................................    80,050    15.20    1,217,117
   Platinum Investor VIP...............................................    15,927    11.48      182,759
   Platinum Investor VIP (with GMWB rider).............................       157    11.42        1,794
Fidelity VIP Freedom 2020 Portfolio - Service Class 2
   Platinum Investor III...............................................       665    10.56        7,019
   Platinum Investor IV................................................       108    10.56        1,140
   Platinum Investor FlexDirector......................................         5    10.56           50
   Platinum Investor VIP...............................................       211    10.80        2,283
Fidelity VIP Freedom 2025 Portfolio - Service Class 2
   Platinum Investor III...............................................     2,144    10.56       22,639
   Platinum Investor IV................................................        50    10.56          530
   Platinum Investor VIP...............................................     2,929    10.83       31,722
Fidelity VIP Freedom 2030 Portfolio - Service Class 2
   Platinum Investor III...............................................       881    10.56        9,304
   Platinum Investor IV................................................        61    10.56          648
   Platinum Investor PLUS..............................................       929    10.56        9,811
   Platinum Investor VIP...............................................     4,114    10.88       44,753
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus......................................................    23,993     8.99      215,778
   Corporate America (reduced surrender charge)........................    16,761    11.88      199,165
   Platinum Investor I & II............................................   208,946     7.52    1,572,153
   Platinum Investor III............................................... 1,189,561     7.46    8,878,331
   Platinum Investor IV................................................    33,267    11.24      373,966
   Platinum Investor FlexDirector......................................    11,345    10.81      122,619
   Platinum Investor PLUS..............................................   111,405    12.01    1,338,133
   Platinum Investor Survivor..........................................    70,637     7.69      543,075
   Platinum Investor Survivor II.......................................    48,295    10.67      515,279
   Platinum Investor VIP...............................................     5,053    10.34       52,266
   Platinum Investor VIP (with GMWB rider).............................         4    10.29           42
Fidelity VIP Mid Cap Portfolio - Service Class 2
   Corporate America (reduced surrender charge)........................    22,227    15.07      334,918
   Platinum Investor I & II............................................    13,301    22.63      301,019
   Platinum Investor III...............................................   180,244    22.67    4,086,599
   Platinum Investor IV................................................    53,740    12.88      691,998
   Platinum Investor FlexDirector......................................       768    15.16       11,634
   Platinum Investor PLUS..............................................    14,277    22.67      323,706
   Platinum Investor Survivor..........................................     8,347    22.92      191,340
   Platinum Investor Survivor II.......................................     9,479    22.63      214,514
   Platinum Investor VIP...............................................    21,594    10.53      227,412
   Platinum Investor VIP (with GMWB rider).............................       177    10.48        1,853
Franklin Templeton - Franklin Small Cap Value Securities Fund - Class 2
   Corporate America (reduced surrender charge)........................    11,486    14.18      162,829
   Platinum Investor I & II............................................    16,237    20.43      331,726
   Platinum Investor III...............................................   282,124    20.47    5,774,559
   Platinum Investor IV................................................    45,117    12.42      560,143
   Platinum Investor FlexDirector......................................     1,289    14.63       18,857
   Platinum Investor PLUS..............................................    23,719    20.47      485,483

                                   VL-R - 71

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                                            UNITS  UNIT VALUE NET ASSETS
---------                                                                           ------- ---------- -----------
2006 - CONTINUED
Franklin Templeton - Franklin Small Cap Value Securities Fund - Class 2 - Continued
   Platinum Investor Survivor......................................................  34,379   $20.69   $   711,439
   Platinum Investor Survivor II...................................................  12,461    20.43       254,585
   Platinum Investor VIP...........................................................  16,626    10.73       178,463
Franklin Templeton - Franklin Small-Mid Cap Growth Securities Fund - Class 2
   AG Legacy Plus..................................................................  13,801     7.87       108,582
Franklin Templeton - Franklin U.S. Government Fund - Class 2
   Platinum Investor I & II........................................................  24,202    11.95       289,196
   Platinum Investor III........................................................... 673,395    11.98     8,066,647
   Platinum Investor IV............................................................  32,239    10.44       336,569
   Platinum Investor FlexDirector..................................................     823    10.67         8,781
   Platinum Investor PLUS..........................................................  40,170    11.59       465,468
   Platinum Investor Survivor......................................................     893    12.16        10,857
   Platinum Investor Survivor II...................................................  15,730    11.95       187,966
   Platinum Investor VIP...........................................................   3,077    10.32        31,741
Franklin Templeton - Mutual Shares Securities Fund - Class 2
   Platinum Investor I & II........................................................ 159,272    15.68     2,497,778
   Platinum Investor III........................................................... 769,387    15.72    12,095,950
   Platinum Investor IV............................................................  35,491    12.86       456,520
   Platinum Investor FlexDirector..................................................   6,294    13.85        87,153
   Platinum Investor PLUS..........................................................  34,198    15.46       528,663
   Platinum Investor Survivor......................................................  36,447    15.96       581,636
   Platinum Investor Survivor II...................................................  10,882    15.68       170,655
   Platinum Investor VIP...........................................................   9,028    11.34       102,414
   Platinum Investor VIP (with GMWB rider).........................................   1,026    11.29        11,581
Franklin Templeton - Templeton Foreign Securities Fund - Class 2
   AG Legacy Plus..................................................................  12,189    13.08       159,389
   Platinum Investor I & II........................................................  90,007    16.36     1,472,909
   Platinum Investor III........................................................... 597,923    16.41     9,809,047
   Platinum Investor IV............................................................  29,770    13.10       389,863
   Platinum Investor FlexDirector..................................................   3,405    14.65        49,879
   Platinum Investor PLUS..........................................................  27,887    15.86       442,340
   Platinum Investor Survivor......................................................  14,765    16.65       245,867
   Platinum Investor Survivor II...................................................  58,266    16.36       953,477
   Platinum Investor VIP...........................................................   8,709    11.58       100,882
   Platinum Investor VIP (with GMWB rider).........................................       7    11.53            80
Goldman Sachs Capital Growth Fund
   Platinum Investor I & II........................................................   4,775    10.19        48,659
   Platinum Investor III...........................................................  11,374    10.22       116,245
   Platinum Investor PLUS..........................................................     110    12.49         1,375
   Platinum Investor Survivor...................................................... 629,846    10.41     6,555,947
   Platinum Investor Survivor II...................................................  41,634    10.83       450,751
Janus Aspen Series International Growth Portfolio - Service Shares
   Corporate America (reduced surrender charge)....................................   3,726    22.30        83,075
   Platinum Investor I & II........................................................ 129,467    15.04     1,947,003
   Platinum Investor III........................................................... 431,775    14.95     6,455,480
   Platinum Investor IV............................................................  28,414    18.79       534,018
   Platinum Investor FlexDirector..................................................  10,143    20.74       210,403
   Platinum Investor PLUS..........................................................  50,064    23.96     1,199,523

                                   VL-R - 72

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                                       UNITS  UNIT VALUE NET ASSETS
---------                                                                      ------- ---------- ----------
2006 - CONTINUED
Janus Aspen Series International Growth Portfolio - Service Shares - Continued
   Platinum Investor Survivor.................................................  57,117   $15.37   $  877,687
   Platinum Investor Survivor II..............................................  21,071    23.64      498,180
   Platinum Investor VIP......................................................  13,491    13.01      175,488
   Platinum Investor VIP (with GMWB rider)....................................     153    12.94        1,978
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares
   Corporate America..........................................................      --     6.81           --
   Corporate America (reduced surrender charge)...............................   2,178    14.46       31,494
   Platinum Investor I & II...................................................  57,097     6.64      379,113
   Platinum Investor III...................................................... 402,798     6.48    2,611,910
   Platinum Investor IV.......................................................   4,510    12.58       56,753
   Platinum Investor PLUS.....................................................  13,069    16.94      221,438
   Platinum Investor Survivor.................................................   8,380     6.78       56,855
   Platinum Investor Survivor II..............................................     372    15.11        5,620
   Platinum Investor VIP......................................................   2,105    10.64       22,402
Janus Aspen Series Worldwide Growth Portfolio - Service Shares
   Corporate America..........................................................   2,356     8.17       19,239
   Corporate America (reduced surrender charge)...............................   5,652    13.55       76,560
   Platinum Investor I & II...................................................  89,477     7.97      712,859
   Platinum Investor III...................................................... 360,131     7.91    2,847,552
   Platinum Investor IV.......................................................   7,576    12.34       93,519
   Platinum Investor PLUS.....................................................  16,370    12.63      206,702
   Platinum Investor Survivor.................................................  20,259     8.14      164,922
   Platinum Investor Survivor II..............................................  25,600    12.08      309,271
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II...................................................   5,703    18.68      106,542
   Platinum Investor III...................................................... 150,607    18.71    2,818,547
   Platinum Investor IV.......................................................  16,314    12.40      202,340
   Platinum Investor PLUS.....................................................   6,734    18.71      126,028
   Platinum Investor Survivor.................................................   9,943    18.92      188,141
   Platinum Investor Survivor II..............................................   3,071    18.68       57,363
JPMorgan Small Company Portfolio
   Platinum Investor I & II...................................................  48,036    13.37      642,235
   Platinum Investor III...................................................... 118,040    13.17    1,554,596
   Platinum Investor IV.......................................................  11,316    11.97      135,411
   Platinum Investor FlexDirector.............................................     241    14.21        3,426
   Platinum Investor PLUS.....................................................  10,278    16.40      168,543
   Platinum Investor Survivor.................................................   1,887    13.66       25,780
   Platinum Investor Survivor II..............................................   4,947    17.18       84,995
   Platinum Investor VIP......................................................  11,120    10.39      115,585
MFS VIT Capital Opportunities Series - Initial Class
   Corporate America..........................................................      --     7.80           --
   Corporate America (reduced surrender charge)...............................   1,910    12.62       24,108
   Platinum Investor I & II...................................................  80,028     7.61      608,843
   Platinum Investor III...................................................... 391,046     7.69    3,005,410
   Platinum Investor IV.......................................................   5,915    11.70       69,193
   Platinum Investor FlexDirector.............................................     332    12.07        4,004
   Platinum Investor PLUS.....................................................  44,725    12.95      578,981
   Platinum Investor Survivor.................................................  23,342     7.77      181,455

                                   VL-R - 73

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                         UNITS  UNIT VALUE NET ASSETS
---------                                                        ------- ---------- ----------
2006 - CONTINUED
MFS VIT Capital Opportunities Series - Initial Class - Continued
   Platinum Investor Survivor II................................   4,151   $11.78   $   48,904
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus...............................................   8,181    12.45      101,831
   Corporate America (reduced surrender charge).................   3,795    13.23       50,218
   Platinum Investor I & II..................................... 557,011    12.12    6,750,035
   Platinum Investor III........................................ 608,177     6.42    3,906,235
   Platinum Investor IV.........................................   7,093    11.93       84,654
   Platinum Investor FlexDirector...............................     459    12.23        5,608
   Platinum Investor PLUS.......................................  41,485    13.52      561,079
   Platinum Investor Survivor................................... 101,337     5.78      585,434
   Platinum Investor Survivor II................................   3,643    11.62       42,340
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus...............................................  18,891     9.19      173,554
   Corporate America............................................   2,179    10.09       21,981
   Corporate America (reduced surrender charge).................   1,942    13.48       26,187
   Platinum Investor I & II.....................................  50,346     9.84      495,454
   Platinum Investor III........................................ 290,883     9.65    2,806,891
   Platinum Investor IV.........................................   6,812    12.10       82,438
   Platinum Investor FlexDirector...............................     399    11.70        4,665
   Platinum Investor PLUS.......................................  21,631    13.11      283,573
   Platinum Investor Survivor...................................  11,457    10.06      115,209
   Platinum Investor Survivor II................................   9,508    12.62      119,995
   Platinum Investor VIP........................................   1,803    10.53       18,992
   Platinum Investor VIP (with GMWB rider)......................     288    10.48        3,023
MFS VIT Research Series - Initial Class
   Platinum Investor I & II.....................................  41,679     8.79      366,566
   Platinum Investor III........................................ 181,505     8.77    1,591,741
   Platinum Investor IV.........................................   3,471    11.71       40,642
   Platinum Investor FlexDirector...............................     196    12.64        2,480
   Platinum Investor PLUS.......................................  10,838    13.86      150,226
   Platinum Investor Survivor...................................   9,854     8.99       88,558
   Platinum Investor Survivor II................................  10,176    12.90      131,265
   Platinum Investor VIP........................................     903    10.77        9,723
   Platinum Investor VIP (with GMWB rider)......................       4    10.72           43
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus............................................... 109,796     7.06      775,099
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
   Corporate America (reduced surrender charge).................   3,647    14.62       53,308
   Platinum Investor I & II.....................................  70,356     8.22      578,080
   Platinum Investor III........................................ 333,481     8.09    2,696,892
   Platinum Investor IV.........................................  13,927    12.87      179,221
   Platinum Investor FlexDirector...............................     714    14.23       10,164
   Platinum Investor PLUS.......................................  41,810    15.08      630,433
   Platinum Investor Survivor...................................  30,403     8.40      255,255
   Platinum Investor Survivor II................................  10,380    13.82      143,498
   Platinum Investor VIP........................................   4,202    10.65       44,755
Neuberger Berman AMT Partners Portfolio - Class I
   AG Legacy Plus...............................................   7,514    14.80      111,195

                                   VL-R - 74

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                                UNITS  UNIT VALUE NET ASSETS
---------                                                               ------- ---------- ----------
2006 - CONTINUED
Oppenheimer Balanced Fund/VA - Non-Service Shares
   Platinum Investor I & II............................................   7,426   $14.76   $  109,608
   Platinum Investor III...............................................  48,802    14.79      721,678
   Platinum Investor IV................................................  27,624    11.30      312,121
   Platinum Investor FlexDirector......................................   2,036    12.06       24,542
   Platinum Investor PLUS..............................................   4,373    14.79       64,665
   Platinum Investor Survivor..........................................     286    14.95        4,271
   Platinum Investor Survivor II.......................................   4,031    14.76       59,494
   Platinum Investor VIP...............................................   6,392    10.87       69,487
Oppenheimer Global Securities Fund/VA - Non-Service Shares
   Corporate America (reduced surrender charge)........................   6,634    15.54      103,066
   Platinum Investor I & II............................................  17,823    22.29      397,267
   Platinum Investor III............................................... 109,609    22.33    2,447,539
   Platinum Investor IV................................................  29,344    13.56      397,860
   Platinum Investor FlexDirector......................................     570    14.82        8,452
   Platinum Investor PLUS..............................................  11,603    22.33      259,082
   Platinum Investor Survivor..........................................   7,429    22.58      167,710
   Platinum Investor Survivor II.......................................   4,384    22.29       97,708
   Platinum Investor VIP...............................................  14,610    11.15      162,922
   Platinum Investor VIP (with GMWB rider).............................     171    11.10        1,893
Oppenheimer High Income Fund/VA - Non-Service Shares
   AG Legacy Plus......................................................   8,002    13.80      110,446
PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class
   Platinum Investor I & II............................................  21,567     9.56      206,126
   Platinum Investor III...............................................   2,720     9.56       26,007
   Platinum Investor IV................................................     183     9.56        1,753
   Platinum Investor PLUS..............................................      38     9.56          361
   Platinum Investor Survivor II.......................................     179     9.56        1,712
   Platinum Investor VIP...............................................   1,885    10.16       19,142
   Platinum Investor VIP (with GMWB rider).............................       3    10.10           31
PIMCO VIT Real Return Portfolio - Administrative Class
   AG Legacy Plus......................................................  29,743    14.18      421,867
   Corporate America...................................................   2,113    15.84       33,458
   Corporate America (reduced surrender charge)........................  16,110    10.46      168,582
   Platinum Investor I & II............................................ 113,865    15.45    1,759,230
   Platinum Investor III............................................... 462,472    15.53    7,182,052
   Platinum Investor IV................................................  43,576    10.03      437,184
   Platinum Investor FlexDirector......................................     992    10.52       10,435
   Platinum Investor PLUS..............................................  35,349    13.11      463,456
   Platinum Investor Survivor..........................................  54,072    15.79      853,623
   Platinum Investor Survivor II.......................................  28,648    13.27      380,231
   Platinum Investor VIP...............................................   3,390    10.00       33,914
PIMCO VIT Short-Term Portfolio - Administrative Class
   Corporate America...................................................     666    11.99        7,987
   Corporate America (reduced surrender charge)........................     850    10.59        8,993
   Platinum Investor I & II............................................  95,302    11.70    1,115,337
   Platinum Investor III............................................... 206,087    11.73    2,417,253
   Platinum Investor IV................................................  22,405    10.52      235,808
   Platinum Investor FlexDirector......................................   7,184    10.59       76,050

                                   VL-R - 75

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                           UNITS   UNIT VALUE NET ASSETS
---------                                                         --------- ---------- -----------
2006 - CONTINUED
PIMCO VIT Short-Term Portfolio - Administrative Class - Continued
   Platinum Investor PLUS........................................    29,401   $10.92   $   320,971
   Platinum Investor Survivor....................................    31,994    11.96       382,585
   Platinum Investor Survivor II.................................    32,237    11.01       354,789
   Platinum Investor VIP.........................................     6,296    10.32        64,966
   Platinum Investor VIP (with GMWB rider).......................         4    10.27            40
PIMCO VIT Total Return Portfolio - Administrative Class
   AG Legacy Plus................................................    33,244    13.02       432,989
   Corporate America (reduced surrender charge)..................    17,778    10.59       188,244
   Platinum Investor I & II......................................   318,679    13.65     4,349,723
   Platinum Investor III......................................... 1,024,392    13.74    14,071,624
   Platinum Investor IV..........................................    64,491    10.43       672,919
   Platinum Investor FlexDirector................................    11,001    10.74       118,186
   Platinum Investor PLUS........................................    71,700    11.97       858,520
   Platinum Investor Survivor....................................    75,028    13.95     1,046,388
   Platinum Investor Survivor II.................................    64,509    12.07       778,824
   Platinum Investor VIP.........................................    13,561    10.29       139,563
   Platinum Investor VIP (with GMWB rider).......................       400    10.24         4,098
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II......................................   202,285    12.47     2,521,852
   Platinum Investor III.........................................    51,887    12.48       647,531
   Platinum Investor PLUS........................................       943    12.48        11,766
   Platinum Investor Survivor....................................     8,828    12.56       110,856
   Platinum Investor Survivor II.................................       578    12.47         7,211
Pioneer Growth Opportunities VCT Portfolio - Class I
   Corporate America.............................................     3,320    11.50        38,192
   Platinum Investor I & II......................................   263,245    11.41     3,003,742
   Platinum Investor III.........................................   135,222    11.42     1,544,521
   Platinum Investor PLUS........................................     5,921    11.42        67,627
   Platinum Investor Survivor....................................     9,975    11.49       114,644
   Platinum Investor Survivor II.................................    19,602    11.41       223,666
Pioneer Mid Cap Value VCT Portfolio - Class I
   Platinum Investor I & II......................................         4    10.60            42
   Platinum Investor III.........................................     3,700    10.60        39,237
   Platinum Investor IV..........................................        77    10.60           814
   Platinum Investor PLUS........................................        25    10.60           265
   Platinum Investor Survivor II.................................     2,372    10.60        25,140
   Platinum Investor VIP.........................................       933    10.83        10,107
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus................................................    12,568    14.80       186,024
   Corporate America.............................................   454,666    15.24     6,928,517
   Corporate America (reduced surrender charge)..................    38,797    11.22       435,342
   Platinum Investor I & II......................................   135,182    14.30     1,932,575
   Platinum Investor III.........................................    93,931    15.33     1,440,078
   Platinum Investor IV..........................................     9,567    10.67       102,088
   Platinum Investor FlexDirector................................       122    11.48         1,396
   Platinum Investor PLUS........................................     9,089    14.21       129,141
   Platinum Investor Survivor....................................    18,717    15.21       284,612
   Platinum Investor Survivor II.................................     2,371    14.58        34,570

                                   VL-R - 76

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                  UNITS  UNIT VALUE NET ASSETS
---------                                                 ------- ---------- ----------
2006 - CONTINUED
Putnam VT Diversified Income Fund - Class IB - Continued
   Platinum Investor VIP.................................   4,069   $10.48   $   42,657
Putnam VT Growth and Income Fund - Class IB
   Corporate America..................................... 555,630    13.63    7,571,940
   Corporate America (reduced surrender charge)..........  44,042    12.96      570,814
   Platinum Investor I & II.............................. 338,156    14.01    4,736,505
   Platinum Investor III................................. 550,344    12.66    6,969,006
   Platinum Investor IV..................................  31,945    11.96      382,007
   Platinum Investor FlexDirector........................  10,914    12.69      138,516
   Platinum Investor PLUS................................  36,439    14.17      516,420
   Platinum Investor Survivor............................  30,051    13.60      408,642
   Platinum Investor Survivor II.........................   7,192    13.89       99,900
Putnam VT International Growth and Income Fund - Class IB
   Corporate America (reduced surrender charge)..........   3,545    16.49       58,445
   Platinum Investor I & II.............................. 199,621    18.41    3,675,650
   Platinum Investor III................................. 223,141    16.32    3,640,803
   Platinum Investor IV..................................  22,123    14.30      316,258
   Platinum Investor FlexDirector........................     642    16.19       10,399
   Platinum Investor PLUS................................  14,565    19.17      279,276
   Platinum Investor Survivor............................  33,285    15.95      530,826
   Platinum Investor Survivor II.........................  11,104    20.82      231,128
   Platinum Investor VIP.................................   8,247    11.97       98,683
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus........................................  16,985    24.50      416,127
Putnam VT Vista Fund - Class IB
   AG Legacy Plus........................................  27,252     6.48      176,650
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus........................................  66,699     6.32      421,428
SunAmerica - Aggressive Growth Portfolio - Class 1
   Platinum Investor I & II..............................  17,757    14.05      249,429
   Platinum Investor III.................................  45,746    14.08      644,074
   Platinum Investor IV..................................   5,114    11.95       61,097
   Platinum Investor PLUS................................   9,223    14.95      137,898
   Platinum Investor Survivor............................     750    14.28       10,708
   Platinum Investor Survivor II.........................   1,364    14.05       19,155
   Platinum Investor VIP.................................     748    10.68        7,986
SunAmerica - SunAmerica Balanced Portfolio - Class 1
   Platinum Investor I & II..............................     730    11.93        8,702
   Platinum Investor III.................................  70,947    11.96      848,269
   Platinum Investor IV..................................   6,901    11.14       76,869
   Platinum Investor PLUS................................  19,626    12.33      242,055
   Platinum Investor Survivor II.........................   2,630    11.93       31,377
   Platinum Investor VIP.................................   1,770    10.84       19,178
UIF Equity Growth Portfolio - Class I
   Platinum Investor I & II.............................. 248,559    12.18    3,028,213
   Platinum Investor III.................................  88,608     8.19      725,418
   Platinum Investor IV..................................   3,125    12.27       38,349
   Platinum Investor PLUS................................   5,404    13.04       70,451
   Platinum Investor Survivor............................  23,805     7.85      186,981

                                   VL-R - 77

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                           UNITS   UNIT VALUE NET ASSETS
---------                                         --------- ---------- -----------
2006 - CONTINUED
UIF Equity Growth Portfolio - Class I - Continued
   Platinum Investor Survivor II.................       415   $11.50   $     4,778
UIF High Yield Portfolio - Class I
   Platinum Investor I & II......................    76,001    12.04       915,380
   Platinum Investor III.........................    26,657    12.50       333,263
   Platinum Investor IV..........................     1,701    10.77        18,330
   Platinum Investor FlexDirector................     2,593    11.68        30,297
   Platinum Investor PLUS........................     3,405    13.96        47,537
   Platinum Investor Survivor....................       256    11.80         3,022
   Platinum Investor Survivor II.................     8,625    13.61       117,419
VALIC Company I - International Equities Fund
   AG Legacy Plus................................     9,194    11.65       107,097
   Platinum Investor I & II......................    63,701    14.94       951,862
   Platinum Investor III.........................    87,669    12.94     1,134,020
   Platinum Investor IV..........................     4,262    14.14        60,257
   Platinum Investor FlexDirector................       695    15.90        11,054
   Platinum Investor PLUS........................    11,740    16.94       198,841
   Platinum Investor Survivor....................    14,503    11.53       167,217
   Platinum Investor Survivor II.................     1,507    17.59        26,517
   Platinum Investor VIP.........................     7,289    11.73        85,475
VALIC Company I - Mid Cap Index Fund
   AG Legacy Plus................................    19,582    15.64       306,276
   Corporate America.............................     5,475    17.12        93,748
   Corporate America (reduced surrender charge)..     4,478    13.72        61,432
   Platinum Investor I & II......................   350,008    23.19     8,116,965
   Platinum Investor III.........................   413,935    15.25     6,312,099
   Platinum Investor IV..........................    23,308    12.18       283,853
   Platinum Investor FlexDirector................       419    13.22         5,539
   Platinum Investor PLUS........................    43,892    15.70       689,091
   Platinum Investor Survivor....................    61,023    17.09     1,042,738
   Platinum Investor Survivor II.................    35,204    17.11       602,297
   Platinum Investor VIP.........................    14,211    10.36       147,222
   Platinum Investor VIP (with GMWB rider).......       177    10.31         1,830
VALIC Company I - Money Market I Fund
   AG Legacy Plus................................    16,295    11.14       181,446
   Corporate America (reduced surrender charge)..    38,636    10.63       410,658
   Platinum Investor I & II......................   681,680    12.27     8,366,230
   Platinum Investor III......................... 1,178,024    11.06    13,032,151
   Platinum Investor IV..........................    30,634    10.59       324,280
   Platinum Investor FlexDirector................        17    10.61           179
   Platinum Investor PLUS........................    34,418    10.63       365,827
   Platinum Investor Survivor....................   192,818    11.65     2,245,828
   Platinum Investor Survivor II.................   481,493    10.64     5,124,182
   Platinum Investor VIP.........................    52,469    10.34       542,527
   Platinum Investor VIP (with GMWB rider).......       441    10.29         4,538
VALIC Company I - Nasdaq-100 Index Fund
   Platinum Investor I & II......................   188,901     5.16       974,283
   Platinum Investor III.........................   410,245     5.07     2,081,367
   Platinum Investor IV..........................     3,678    11.26        41,405

                                   VL-R - 78

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                              UNITS   UNIT VALUE NET ASSETS
---------                                            --------- ---------- -----------
2006 - CONTINUED
VALIC Company I - Nasdaq-100 Index Fund - Continued
   Platinum Investor FlexDirector...................        95   $11.48   $     1,092
   Platinum Investor PLUS...........................    17,060    14.55       248,157
   Platinum Investor Survivor.......................     9,147     5.27        48,208
   Platinum Investor Survivor II....................    71,610    10.93       782,789
   Platinum Investor VIP............................       880    10.42         9,173
VALIC Company I - Science & Technology Fund
   Platinum Investor I & II.........................    57,061     4.26       242,800
   Platinum Investor III............................   195,015     4.22       823,789
   Platinum Investor IV.............................     2,904    11.17        32,430
   Platinum Investor FlexDirector...................       106    10.74         1,140
   Platinum Investor PLUS...........................     3,788    13.09        49,595
   Platinum Investor Survivor.......................    11,405     4.35        49,586
   Platinum Investor Survivor II....................     2,616     9.82        25,682
   Platinum Investor VIP............................       338    10.27         3,471
VALIC Company I - Small Cap Index Fund
   Corporate America................................        --    16.45            --
   Corporate America (reduced surrender charge).....     2,443    13.88        33,899
   Platinum Investor I & II.........................   126,100    16.05     2,024,385
   Platinum Investor III............................   213,978    15.82     3,385,593
   Platinum Investor IV.............................    20,793    12.46       259,100
   Platinum Investor FlexDirector...................       952    13.32        12,683
   Platinum Investor PLUS...........................    28,524    16.73       477,336
   Platinum Investor Survivor.......................    11,854    16.40       194,454
   Platinum Investor Survivor II....................     8,722    17.98       156,826
   Platinum Investor VIP............................    12,113    10.78       130,611
   Platinum Investor VIP (with GMWB rider)..........       169    10.73         1,815
VALIC Company I - Stock Index Fund
   AG Legacy Plus...................................    76,604     9.92       760,082
   Corporate America................................     6,614    10.02        66,268
   Corporate America (reduced surrender charge).....     8,011    12.89       103,293
   Platinum Investor I & II......................... 1,139,545    13.60    15,492,256
   Platinum Investor III............................ 1,326,823    10.30    13,664,729
   Platinum Investor IV.............................    44,725    11.95       534,307
   Platinum Investor FlexDirector...................    10,337    12.55       129,718
   Platinum Investor PLUS...........................   109,880    14.11     1,550,729
   Platinum Investor Survivor.......................   261,843    10.00     2,617,693
   Platinum Investor Survivor II....................    47,924    13.12       628,916
   Platinum Investor VIP............................     6,880    11.09        76,321
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus...................................     9,986    13.60       135,776
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II.........................   181,624    15.03     2,729,972
   Platinum Investor III............................   501,127    15.07     7,549,952
   Platinum Investor IV.............................    36,800    12.54       461,468
   Platinum Investor FlexDirector...................     1,089    13.65        14,856
   Platinum Investor PLUS...........................    23,855    15.35       366,194
   Platinum Investor Survivor.......................    34,840    15.28       532,301
   Platinum Investor Survivor II....................    24,347    15.03       365,949

                                   VL-R - 79

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED
(UNAUDITED)


NOTE F - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies for the period ended September 30, 2007 and the year ended December 31, 2006 are as follows:

DIVISIONS                                                         UNITS  UNIT VALUE NET ASSETS
---------                                                        ------- ---------- ----------
2006 - CONTINUED
Van Kampen LIT Growth and Income Portfolio - Class I - Continued
   Platinum Investor VIP........................................   6,879   $11.26   $   77,444
Van Kampen LIT Strategic Growth Portfolio - Class I
   AG Legacy Plus...............................................  11,018     5.20       57,242
Vanguard VIF High Yield Bond Portfolio
   Corporate America (reduced surrender charge).................   6,015    11.33       68,129
   Platinum Investor I & II.....................................  62,165    13.99      869,391
   Platinum Investor III........................................ 216,582    14.11    3,055,522
   Platinum Investor IV.........................................  24,390    10.90      265,743
   Platinum Investor FlexDirector...............................     121    11.69        1,416
   Platinum Investor PLUS.......................................  28,223    13.57      382,889
   Platinum Investor Survivor...................................  25,443    14.29      363,576
   Platinum Investor Survivor II................................   8,739    13.87      121,186
   Platinum Investor VIP........................................   5,014    10.60       53,164
   Platinum Investor VIP (with GMWB rider)......................       2    10.55           21
Vanguard VIF REIT Index Portfolio
   Corporate America............................................     668    33.12       22,132
   Corporate America (reduced surrender charge).................   6,565    17.25      113,228
   Platinum Investor I & II..................................... 103,667    32.32    3,350,190
   Platinum Investor III........................................ 293,212    32.36    9,488,562
   Platinum Investor IV.........................................  52,457    15.48      811,986
   Platinum Investor FlexDirector...............................   5,996    18.01      107,994
   Platinum Investor PLUS.......................................  64,510    24.34    1,570,440
   Platinum Investor Survivor...................................  20,454    33.02      675,402
   Platinum Investor Survivor II................................  26,865    28.16      756,516
   Platinum Investor VIP........................................  18,069    12.15      219,598
   Platinum Investor VIP (with GMWB rider)......................     515    12.09        6,223

                                   VL-R - 80

LOGO OF PRICEWATERHOUSECOOPERS

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors
American General Life Insurance Company:

In our opinion, the accompanying consolidated balance sheets as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholder's equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of American General Life Insurance Company and subsidiaries (the "Company"), an indirect, wholly-owned subsidiary of American International Group, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed its method for accounting for certain hybrid financial instruments in 2006, and changed its method of accounting for certain nontraditional long-duration contracts in 2004.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
April 27, 2007

                    American General Life Insurance Company

                          Consolidated Balance Sheet

                                                                         December 31
                                                                  -------------------------
                                                                      2006         2005
                                                                  ------------ ------------
                                                                       (In Thousands)
Assets
Investments:
   Fixed maturity securities, available for sale, at fair value
     (amortized cost - $49,672,653 - 2006; $48,882,647 - 2005)    $ 50,811,516 $ 50,523,762
   Hybrid securities, at fair value (amortized cost: 2006 -
     $159,623)                                                         154,304           --
   Fixed maturity securities, trading, at fair value (amortized
     cost - $150,863 - 2006; $148,276 - 2005)                          147,820      148,025
   Equity securities, available for sale, at fair value (cost -
     $43,908 - 2006; $33,457 - 2005)                                    83,314       66,361
   Equity securities, trading, at fair value (cost - $1,000 -
     2006; $1,000 - 2005)                                                1,000        1,000
   Mortgage loans on real estate, net of allowance ($4,206 -
     2006; $4,679 - 2005)                                            4,918,215    3,694,210
   Policy loans                                                      1,820,277    1,774,872
   Investment real estate                                               34,086       35,595
   Partnerships & other invested assets                              3,482,590    2,656,696
   Securities lending collateral                                    17,344,914   15,901,157
   Short-term investments                                               42,485       84,220
   Derivative assets                                                    32,386       13,190
                                                                  ------------ ------------
Total investments                                                   78,872,907   74,899,088

Cash and cash equivalents                                              247,344      222,192
Restricted cash                                                         18,433       17,705
Investment in ultimate Parent Company (cost - $8,597 in 2006 and
  2005)                                                                 58,056       55,277
Notes receivable from affiliates                                       748,239      753,666
Accrued investment income                                              745,413      722,214
Accounts receivable                                                  1,161,660    1,123,440
Deferred policy acquisition costs/cost of insurance purchased        5,228,469    4,308,283
Other assets                                                           299,447      260,926
Deferred sales inducement                                               82,128       46,960
Assets held in separate accounts                                    30,272,167   27,162,510
                                                                  ------------ ------------
Total assets                                                      $117,734,263 $109,572,261
                                                                  ============ ============

See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                          Consolidated Balance Sheet

                                                                         December 31
                                                                  -------------------------
                                                                      2006         2005
                                                                  ------------ ------------
                                                                       (In Thousands)
Liabilities, Minority Interest and Shareholder's Equity
Liabilities:
   Future policy benefits                                         $ 11,630,686 $ 10,343,640
   Policyholder contract deposits                                   41,038,296   39,716,124
   Other policy claims and benefits payable                            269,560      238,727
   Other policyholders' funds                                        3,149,965    2,762,101
   Federal income taxes                                              1,333,177    1,404,000
   Indebtedness to affiliates                                          213,275      234,563
   Securities lending payable                                       17,344,914   15,901,157
   Other liabilities                                                 1,251,272    1,328,146
   Derivative liabilities                                              114,414       66,081
   Liabilities related to separate accounts                         30,272,167   27,162,510
                                                                  ------------ ------------
Total liabilities                                                  106,617,726   99,157,049

Minority interest                                                      110,227      105,740

Shareholder's equity:
   Preferred stock, $100 par value, 8,500 shares authorized,
     issued and outstanding                                                850          850
   Common stock, $10 par value, 600,000 shares authorized,
     issued and outstanding                                              6,000        6,000
   Additional paid-in capital                                        3,664,906    3,627,638
   Accumulated other comprehensive income                              699,465      909,440
   Retained earnings                                                 6,635,089    5,765,544
                                                                  ------------ ------------
Total shareholder's equity                                          11,006,310   10,309,472
                                                                  ------------ ------------
Total liabilities, minority interest and shareholder's equity     $117,734,263 $109,572,261
                                                                  ============ ============

See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                       Consolidated Statement of Income

                                                           2006        2005        2004
                                                        ----------  ----------  ----------
                                                                  (In Thousands)
Revenues:
   Premiums and other considerations                    $2,879,680  $2,782,785  $2,540,322
   Net investment income                                 3,962,820   3,633,886   3,485,349
   Net realized investment gain (losses)                  (289,654)    (52,851)    (63,437)
   Other                                                   248,696     315,008     288,640
                                                        ----------  ----------  ----------
Total revenues                                           6,801,542   6,678,828   6,250,874
                                                        ----------  ----------  ----------
Benefits and expenses:
   Policyholders' benefits                               2,027,046   1,782,042   1,650,664
   Interest credited                                     2,299,622   2,163,035   2,063,646
   Operating costs and expenses                          1,009,675   1,129,210   1,069,054
                                                        ----------  ----------  ----------
Total benefits and expenses                              5,336,343   5,074,287   4,783,364
                                                        ----------  ----------  ----------
Income before income tax expense                         1,465,199   1,604,541   1,467,510
                                                        ----------  ----------  ----------
Income tax expense:
   Current                                                 387,854     243,542     124,643
   Deferred                                                  4,451     137,039     267,475
                                                        ----------  ----------  ----------
Total income tax expense                                   392,305     380,581     392,118
                                                        ----------  ----------  ----------
Net income before cumulative effect of accounting
  change                                                 1,072,894   1,223,960   1,075,392
Cumulative effect of accounting change,
net of tax                                                      --          --     (16,859)
                                                        ----------  ----------  ----------
Net income                                              $1,072,894  $1,223,960  $1,058,533
                                                        ==========  ==========  ==========

See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                Consolidated Statement of Shareholder's Equity

                                                           Year ended December 31
                                                   -------------------------------------
                                                       2006         2005         2004
                                                   -----------  -----------  -----------
                                                               (In Thousands)
Preferred stock:
   Balance at beginning and end of year            $       850  $       850  $       850
                                                   -----------  -----------  -----------
Common stock:
   Balance at beginning and end of year                  6,000        6,000        6,000
                                                   -----------  -----------  -----------
Additional paid-in capital:
   Balance at beginning of year                      3,627,638    3,619,068    3,503,978
   Capital contribution from Parent Company             37,268        8,570      115,090
                                                   -----------  -----------  -----------
Balance at end of year                               3,664,906    3,627,638    3,619,068

Accumulated other comprehensive income:
   Balance at beginning of year                        909,440    1,443,524    1,116,855
   Other comprehensive income (loss)                  (209,975)    (534,084)     326,669
                                                   -----------  -----------  -----------
Balance at end of year                                 699,465      909,440    1,443,524

Retained earnings:
   Balance at beginning of year                      5,765,544    4,982,264    4,224,411
   Net income                                        1,072,894    1,223,960    1,058,533
   Dividends paid                                     (208,213)    (440,680)    (300,680)
   Cumulative effect of accounting change, net of
     tax                                                 4,864           --           --
                                                   -----------  -----------  -----------
Balance at end of year                               6,635,089    5,765,544    4,982,264
                                                   -----------  -----------  -----------
Total shareholder's equity                         $11,006,310  $10,309,472  $10,051,706
                                                   ===========  ===========  ===========

See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                Consolidated Statement of Comprehensive Income

                                                      2006        2005        2004
                                                   ----------  ----------  ----------
                                                             (In Thousands)
Net income                                         $1,072,894  $1,223,960  $1,058,533
Other comprehensive income (loss):
   Net unrealized gains (losses) on securities,
     after tax (pretax: 2006 - $(79,564); 2005 -
     $(895,502); 2004 - $461,126)                     (51,717)   (582,077)    299,732
   Reclassification adjustment for (gains) losses
     included in net income                          (158,258)     47,993      26,937
                                                   ----------  ----------  ----------
   Other comprehensive income (loss)                 (209,975)   (534,084)    326,669
                                                   ----------  ----------  ----------
Comprehensive income                               $  862,919  $  689,876  $1,385,202
                                                   ==========  ==========  ==========

See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                     Consolidated Statement of Cash Flows

                                                                      2006          2005          2004
                                                                  ------------  ------------  ------------
                                                                               (In Thousands)
Operating activities
Net income                                                        $  1,072,894  $  1,223,960  $  1,058,533
Adjustments to reconcile net income to net cash provided by
  operating activities:
   Cumulative effect of accounting change, net of tax                       --            --        16,859
   Interest credited on policyholder contracts                       2,299,622     2,163,035     2,063,646
   Change in future policy benefits and other policy claims           (244,724)     (335,380)   (1,003,487)
   Realized investments (gains) losses                                 289,654        52,851        63,437
   Change in other policyholders' funds                                387,863       248,538       308,794
   Amortization of policy acquisition costs and cost of
     insurance purchased                                               194,108       388,103       320,443
   Policy acquisition costs deferred                                  (921,193)     (854,609)     (732,410)
   Depreciation and amortization, including premiums and
     discounts                                                         160,721       188,160       193,670
   Provision for deferred income tax expense                             2,223       160,107       250,746
   Change in indebtedness to (from) affiliates                         (15,861)     (142,992)     (181,863)
   Change in trading securities                                            205      (131,000)       51,067
   Change in accounts receivable                                       (38,220)      (35,189)      (74,800)
   Other, net                                                            3,414        59,664        64,984
                                                                  ------------  ------------  ------------
Net cash provided by operating activities                            3,190,706     2,985,248     2,399,619

Investing activities
Purchases of :
   Fixed maturity and equity securities                            (16,398,704)  (31,593,646)  (27,390,556)
   Mortgage loans on real estate                                    (1,680,140)     (778,836)     (691,747)
   Other investments                                                (2,914,316)   (2,063,663)   (5,442,537)
Sales of:
   Fixed maturity and equity securities                             13,450,527    26,780,200    26,942,747
   Other investments                                                   397,147     1,109,408       120,049
Redemptions and maturities of:
   Fixed maturity and equity securities                              3,096,819     2,892,484     1,735,026
   Mortgage loans on real estate                                       441,731       412,603       307,711
Sales and purchases of property, equipment, and software, net           23,435        12,425         9,648
Change in short-term investments                                        41,735       (21,307)       49,527
Change in securities lending collateral                             (1,443,757)   (2,887,153)   (5,765,710)
                                                                  ------------  ------------  ------------
Net cash used in investing activities                               (4,985,523)   (6,137,485)  (10,125,842)

See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                                                            2006         2005         2004
                                                        -----------  -----------  -----------
                                                                    (In Thousands)
Financing activities
Net policyholder account deposits                       $ 5,070,463  $ 4,948,706  $ 7,332,833
Net policyholder account withdrawals                     (4,485,310)  (4,278,916)  (5,296,849)
Dividends paid                                             (208,213)    (440,680)    (300,680)
Capital contribution from parent                                 --           --      115,090
Change in securities lending payable                      1,443,757    2,887,153    5,765,710
Change in restricted cash                                      (728)         942       70,134
                                                        -----------  -----------  -----------
Net cash provided by financing activities                 1,819,969    3,117,205    7,686,238
                                                        -----------  -----------  -----------
Increase (decrease) in cash                                  25,152      (35,032)     (39,985)
Cash and cash equivalents at beginning of year              222,192      257,224      297,209
                                                        -----------  -----------  -----------
Cash and cash equivalents at end of year                $   247,344  $   222,192  $   257,224
                                                        ===========  ===========  ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes paid                                       $        --  $   121,904  $   208,397
Interest paid                                           $    42,283  $    44,952  $    47,709
                                                        ===========  ===========  ===========

See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                  Notes to Consolidated Financial Statements

                               December 31, 2006

1. Nature of Operations

American General Life Insurance Company including its wholly owned subsidiaries ("AGL" or the "Company"), is a wholly owned subsidiary of AGC Life Insurance Company ("Parent Company"), and its ultimate parent is American International Group, Inc. ("AIG").

The Company offers a broad portfolio of universal life, variable universal life, whole life, term life, accident and health, structured settlements, and fixed and variable annuities throughout the United States of America. The Company serves the estate planning needs of middle- and upper-income households and the life insurance needs of small- to medium-sized businesses. The Company, through its subsidiaries American General Life Companies ("AGLC") and American General Enterprise Services ("AGES"), and AGL's wholly owned broker-dealer subsidiary American General Equity Services Corporation ("AGESC"), also provides support services to certain affiliated insurance companies. The financial results, of the Variable Annuity Life Insurance Company ("VALIC"), a wholly owned subsidiary of the Company are also included in these consolidated financial statements. VALIC provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of health care, educational, public sector, and other not-for-profit organizations throughout the United States of America.

2. Accounting Policies

2.1 Preparation of Financial Statements

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company, including its wholly owned subsidiaries and a variable interest entity (see below) in which the Company has a partial ownership interest. All significant intercompany accounts and transactions are eliminated in consolidation. Certain prior period items have been reclassified to conform to the current period's presentation.

The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and disclosures of contingent assets and liabilities. These estimates and assumptions are particularly significant with respect to investments, deferred acquisition costs, and policyholder benefits. Ultimate results could differ from those estimates.

The company performed a migration of certain blocks of reserves and deferred acquisition costs from various legacy valuation systems to a new valuation system as of December 31, 2006,

                    American General Life Insurance Company

2.1 Preparation of Financial Statements

representing approximately $9.6 billion of reserves and $1.4 billion of DAC. The new system has the capability to refine estimates to a greater degree than previously possible using the older systems. The conversion resulted in an increase in GAAP reserves of $154.5 million, an increase in DAC of $136.3 million and a net decrease to 2006 pre-tax earnings of $18.2 million.

CONSOLIDATION OF VARIABLE INTEREST ENTITY: On January 14, 2004, the Company purchased 43% of the non-voting preferred equity issued by Castle 2003-2 Trust ("Castle 1 Trust"), a Delaware special-purpose statutory trust established on November 21, 2003 (see Note 13). The business of Castle 2 Trust and its wholly owned subsidiaries is limited to acquiring, owning, leasing, maintaining, operating and selling commercial jet aircraft. In December 2003, the Financial Accounting Standards Board ("FASB") issued a "Revision to Interpretation
No. 46, Consolidation of Variable Interest Entities" ("FIN 46(R)"). In accordance with FIN 46(R), the accounts of Castle 1 Trust have been included in these consolidated financial statements as of and for the years ended
December 31, 2006, 2005 and 2004.

2.2 Statutory Accounting

The Company and its wholly owned life insurance subsidiaries are required to file financial statements with state regulatory authorities. State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices by the Company and its wholly owned life insurance subsidiaries did not have a material effect on statutory capital and surplus at December 31, 2006.

Statutory net income, capital and surplus of AGL at December 31 was as follows:

                                                 2006       2005       2004
                                              ---------- ---------- ----------
                                                       (In Thousands)
Statutory net income                          $  506,996 $  637,973 $  567,253
Statutory capital and surplus                 $5,447,528 $5,010,153 $4,705,497

The more significant differences between GAAP and statutory accounting principles are that under GAAP: (a) acquisition costs related to acquiring new business are deferred and amortized

                    American General Life Insurance Company

2.2 Statutory Accounting

(generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins), rather than being charged to operations as incurred; (b) future policy benefits are based on estimates of mortality, interest, and withdrawals generally representing the Company's experience, which may differ from those based on statutory mortality and interest requirements without consideration of withdrawals; (c) certain assets (principally agents' debit balances, computer software, and certain other receivables) are reported as assets rather than being charged to retained earnings; (d) acquisitions are accounted for using the purchase method of accounting rather than being accounted for as equity investments; and (e) fixed maturity investments are carried at fair value rather than amortized cost. In addition, statutory accounting principles require life insurance companies to establish an asset valuation reserve ("AVR") and an interest maintenance reserve ("IMR"). The AVR is designed to address the credit-related risk for bonds, preferred stocks, derivative instruments, and mortgages and market risk for common stocks, real estate, and other invested assets. The IMR is composed of investment and liability-related realized gains and losses that result from interest rate fluctuations. These realized gains and losses, net of tax, are amortized into income over the expected remaining life of the asset sold or the liability released.

2.3 Insurance Contracts

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include traditional whole life, limited payment, endowment, guaranteed renewable term life, universal life, and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

2.4 Investments

Cash & Short-Term Investments

Cash includes cash and cash equivalents with original maturities of three months or less. Short-term investments primarily include interest bearing cash accounts, commercial paper and money market investments, with maturities of between three months and one year.

                    American General Life Insurance Company

2.4 Investments

Restricted Cash

Castle 1 Trust maintains restricted cash which primarily represents security deposits from lessees that are required to be segregated from other funds.

Fixed Maturity and Equity Securities

Fixed maturity and equity securities classified as available-for-sale are recorded at fair value at December 31, 2006 and 2005. Unrealized gains and losses, net of deferred taxes and amortization of deferred acquisition costs, are recorded as a separate component of other comprehensive income or loss within shareholder's equity. Realized gains and losses on the sale of investments are recognized in operating earnings at the date of sale and are determined by using the specific cost identification method.

Interest on fixed maturity securities is recorded as income when earned and is adjusted for any amortization of premium or accretion of discount. Premiums and discounts on investments are amortized to investment income by using the interest method over the contractual lives or expected payment period of the investments. Dividend income on equity securities is generally recognized as income on the ex-dividend date.

The Company may elect to measure any hybrid financial instrument at fair value, with changes in fair value recognized in earnings, if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounting for separately. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irrevocable at the acquisition of issuance date.

Fixed maturity and equity securities classified as trading securities are carried at fair value, as it is the Company's intention to sell these securities in the near future. Realized and unrealized gains and losses are reflected in income currently.

The Company regularly evaluates its investments for impairment. As a matter of policy, the determination that a security has incurred an other-than-temporary decline in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments.

In general, a security is considered a candidate for impairment if it meets any of the following criteria:

                    American General Life Insurance Company

2.4 Investments (continued)

    . Trading at a significant (25 percent or more) discount to par, amortized cost (if lower) or cost for an extended period of time (nine months or longer);

    . The occurrence of a discrete credit event resulting in the debtor defaulting or seeking bankruptcy or insolvency protection or voluntary reorganization;

    . The probability of non-realization of a full recovery on its investment, irrespective of the occurrence of one of the foregoing events.

At each balance sheet date, the Company evaluates its securities holdings in an unrealized loss position. Where the Company does not intend to hold such securities until they have fully recovered their carrying value, based on the circumstances present at the date of evaluation, the Company records the unrealized loss in income. If events or circumstances change, such as unexpected changes in the creditworthiness of the obligor, unanticipated changes in interest rates, tax laws, statutory capital positions and liquidity events, among others, the Company revisits its intent. Further, if a loss is recognized from a sale subsequent to a balance sheet date pursuant to these unexpected changes in circumstances, the loss is recognized in the period in which the intent to hold the securities to recovery no longer existed.

In periods subsequent to the recognition of an other-than-temporary impairment loss for debt securities, the Company generally amortizes the discount or reduced premium over the remaining life of the security in a prospective manner based on the amount and timing of future estimated cash flows. Once a security has been identified as impaired, the amount of such impairment is determined by reference to that security's contemporaneous market price, and recorded as a realized capital loss.

Mortgage Loans

Mortgage loans are reported at the unpaid principal balance, net of any allowance for losses. The allowance for losses covers estimated losses based on our assessment of risk factors such as potential non-payment or non-monetary default. The allowance is based on a loan-specific review.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated costs to sell.

                    American General Life Insurance Company

2.4 Investments (continued)

Interest on performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or accretion of discount. Interest on non-performing mortgage loans is recorded as income when received.

Policy Loans

Policy loans are reported at the aggregate unpaid principal balance. There is no allowance for policy loans as these loans serve to reduce the death benefits paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

Real Estate

Real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

Partnerships & Other Invested Assets

Partnerships in which the Company holds less than a five percent interest are carried at fair value and the change in fair value is recognized as a component of other comprehensive income. With respect to partnerships in which the Company holds in the aggregate a five percent or greater interest, or less than five percent interest but the Company has more than a minor influence over the operations of the investee, the Company's carrying value is the net asset value. The changes in such net asset values accounted for under the equity method are recorded in earnings through net investment income.

Aircraft owned by Castle 1 Trust are recorded at cost within other invested assets and depreciated on a straight-line basis, generally over estimated useful lives of 25 years from the date of manufacture to a residual value that is 15% of cost. Certain major additions and modifications to aircraft may be capitalized. The residual value estimates are reviewed periodically to ensure continued appropriateness. Aircraft are periodically reviewed for impairment and an impairment loss is recorded when the estimate of undiscounted future cash flows expected to be generated by the aircraft is less than its carrying value (net book value).

Other invested assets also includes preferred equity investments in partially owned companies. Generally, the equity method of accounting is used for the Company's investment in

                    American General Life Insurance Company

2.4 Investments (continued)

companies in which the Company's ownership interest approximates 20 percent but is not greater than 50 percent. At December 31, 2006 and 2005, the Company's investments in partially owned companies included its 38.7% interest in the non-voting preferred equity of Castle 2003-2 Trust ("Castle 2 Trust"; see Note
8). Other invested assets also include assets related to derivative financial instruments.

Realized gains and losses on the sale of investments are recognized in operations at the date of sale and are determined by using the specific cost identification method. Premiums and discounts on investments are amortized to investment income by using the interest method over the contractual lives or expected payment period of the investments.

Securities Lending Collateral and Securities Lending Payable

The Company loans securities through a securities lending agreement with an affiliated lending agent, which authorizes the agent to lend securities held in the Company's portfolio to a list of authorized borrowers. The Company receives primarily cash collateral in an amount in excess of the market value of the securities loaned. The affiliated lending agent monitors the daily market value of securities loaned with respect to the collateral value and obtains additional collateral when necessary to ensure that collateral is maintained at a minimum of 102 percent of the value of the loaned securities. The fair values of securities pledged under the securities lending agreement were $17.3 billion and $ 15.9 billion as of December 31, 2006 and 2005, respectively, which represents securities included in fixed maturity securities available for sale in the consolidated balance sheet at the respective balance sheet dates. The collateral is held by the lending agent for the benefit of the Company and not available for the general use of the Company (restricted). Income earned on the collateral, net of interest paid on the securities lending agreements and the related management fees paid to administer the program, is recorded as investment income in the consolidated statement of income.

Dollar Roll Agreements

Throughout the year, the Company may enter into dollar roll agreements. These are agreements to sell mortgage-backed securities ("MBS") and to repurchase substantially similar securities at a specific price and date in the future. Dollar roll agreements are accounted for as sales of financial assets and forward repurchase commitments. Assets are removed from the consolidated balance sheet at the time of sale. The difference between sales proceeds and carrying values are recorded as realized gains or losses. The forward repurchase commitments are accounted for at fair value, and the changes in fair value are recorded as realized gains or losses. Assets are recorded at the

                    American General Life Insurance Company

2.4 Investments (continued)

time of purchase at fair value. Unsettled amounts on the purchase contracts are reflected in the consolidated balance sheets in other liabilities. At
December 31, 2006 and 2005, the Company had no dollar roll agreements outstanding.

Derivative Financial Instruments

The Company reports all derivative instruments at fair value in the consolidated balance sheet.

The Company takes positions from time to time in certain derivative financial instruments in order to mitigate or hedge the impact of changes in interest rates, foreign currencies and equity markets on cash flows from investment income, policyholder liabilities and equity. The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor trader in derivative instruments.

The Company has issued a small number of equity-indexed annuity contracts, which contain embedded derivatives associated with guarantees tied to the S&P 500 index. The Company uses S&P 500 indexed call options to offset the increase in its liabilities resulting from the equity-indexed features of these annuity contracts. The embedded derivatives and the call options are carried at fair value, with changes in fair value recognized in realized investment gains and losses.

Financial instruments used by the Company for such purposes include interest rate swaps, foreign currency swaps, S&P 500 index options (long and short positions) and futures contracts (short positions on U.S. treasury notes and U.S. long bonds).

The Company believes that such hedging activities have been and remain economically effective, but do not currently qualify for hedge accounting (see
Note 10). The Company carries all derivatives at fair value in the consolidated balance sheet. Changes in the fair value of derivatives are reported as part of realized investment gains and losses in the consolidated statement of income.

2.5 Separate Accounts

Separate account assets and liabilities represent funds that are separately administered for variable annuities and variable universal life contracts, for which the investment risk lies solely with the contract holder, except to the extent of minimum guarantees made by the Company with respect

                    American General Life Insurance Company

2.5 Separate Accounts (continued)

to certain policies. Therefore, the Company's liability for these separate accounts equals the value of the separate account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statements of income, comprehensive income, and cash flows. Assets held in separate accounts are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share.

The Company receives administrative fees and other fees for assuming mortality and certain expense risks. Such fees are included in premiums and other considerations in the consolidated statement of income.

2.6 Deferred Policy Acquisition Costs ("DPAC"), Cost of Insurance Purchased ("CIP") and Deferred Sales Inducements

Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC. The cost assigned to certain insurance contracts in force at January 31, 1995, the date of American General Corporation's ("AGC") acquisition of The Franklin, is reported as CIP.

DPAC and CIP associated with interest-sensitive life contracts, insurance investment contracts, and participating life insurance contracts are charged to expense in relation to the estimated gross profits of those contracts. If estimated gross profits change significantly, DPAC and CIP balances are recalculated using the new assumptions. Any resulting adjustment is included in current earnings as an adjustment to DPAC or CIP amortization. DPAC and CIP associated with all other insurance contracts are charged to expense over the premium-paying period or as the premiums are earned over the life of the contract. Interest is accreted on the unamortized balance of DPAC at rates used to compute policyholder reserves and on the unamortized balance of CIP at rates of 3.00 percent to 8.25 percent.

With respect to the Company's variable annuity contracts, the assumption for the long-term annual growth of the separate account assets used by the Company in the determination of DPAC amortization is approximately 10 percent (the "long-term growth rate assumption"). The Company uses a "reversion to the mean" methodology which allows the Company to maintain this 10 percent long-term growth rate assumption, while also giving consideration to the effect of short-term swings in the equity markets. For example, if performance were 15 percent during the

                    American General Life Insurance Company

2.6 Deferred Policy Acquisition Costs ("DPAC"), Cost of Insurance Purchased ("CIP") and Deferred Sales Inducements (continued)

first year following the introduction of a product, the DPAC model would assume that market returns for the following five years (the "short-term growth rate assumption") would approximate 9 percent, resulting in an average annual growth rate of 10 percent during the life of the product. Similarly, following periods of below 10 percent performance, the model will assume a short-term growth rate higher than 10 percent. An adjustment to DPAC will occur if management considers the short-term growth rate (i.e., the growth rate required to revert to the mean 10 percent growth rate over a five-year period) to be unachievable. The use of a reversion to the mean assumption is common within the industry; however, the parameters used in the methodology are subject to judgment and vary among companies. With respect to the Company's variable universal life policies, the assumption for the long-term growth of the separate account assets used by the Company in the determination of DPAC amortization is approximately 9 percent, but no reversion to the mean adjustment is applied.

DPAC and CIP related to interest-sensitive products are adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment, net of deferred taxes, is included in unrealized investment gains (losses) in accumulated other comprehensive income within shareholder's equity.

The Company reviews the carrying amounts of DPAC and CIP at least annually. Management considers estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable. Any amounts deemed unrecoverable are charged to expense.

The Company currently offers sales inducements, which may include enhanced crediting rates or bonus payments to contractholders, on certain of its products. Sales inducements provided to the contractholder are recognized as part of the liability for policyholder contract deposits on the consolidated balance sheet. Deferred sales inducement assets are deferred and amortized over the life of the policy using the same methodology and assumptions used to amortize DAC. To qualify for such accounting treatment, the bonus interest must be explicitly identified in the contract at inception, and the Company must demonstrate that such amounts are incremental to amounts the Company credits on similar contracts without bonus interest, and are higher than the contract's expected ongoing crediting rates for periods after the bonus period.

                    American General Life Insurance Company

2.7 Future Life Policy Benefits and Policyholder Contract Deposits

Substantially all of the Company's insurance and annuity liabilities relate to long duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

Future policy benefits and policyholder contract deposit liabilities were as follows at December 31:

                                                           2006        2005
                                                        ----------- -----------
                                                            (In Thousands)
Future policy benefits:
   Ordinary life                                        $ 5,190,640 $ 4,852,453
   Group life                                                25,202      25,760
   Life contingent group annuities                           83,159      85,565
   Life contingent annuities                              5,678,513   4,737,550
   Terminal funding                                         394,000     397,630
   Accident and health                                      259,172     244,682
                                                        ----------- -----------
Total                                                   $11,630,686 $10,343,640
                                                        =========== ===========
Policyholder contract deposits:
   Annuities                                            $33,738,454 $33,228,804
   Corporate-owned life insurance                           354,723     373,848
   Universal life                                         6,945,119   6,113,472
                                                        ----------- -----------
Total                                                   $41,038,296 $39,716,124
                                                        =========== ===========

For interest-sensitive life insurance and investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on estimates of the cost of future policy benefits. Interest, mortality, and surrender assumptions vary by product and are generally based upon actual experience at the time of issue. Interest assumptions used to compute individual life reserves ranged from 1 percent to 11 percent.

The liability for policyholder contract deposits has been established based on various assumptions. Interest rates credited for deferred annuities vary by year of issuance and range from 3.0 percent to 10.0 percent. Current declared interest rates are generally guaranteed to remain in effect for a period of one year, though some are guaranteed for longer periods. Withdrawal charges generally range from 0.0 percent to 20.0 percent, grading to zero over a period of 0 to 19 years. Interest rates on corporate-owned life insurance are guaranteed at 3.0 or

                    American General Life Insurance Company

2.7 Future Life Policy Benefits and Policyholder Contract Deposits (continued)

4.0 percent, depending on policy form, and the weighted average rate credited in 2006 was 4.46 percent.

2.8 Guaranteed Minimum Death Benefits

A majority of the Company's variable annuity products are issued with a death benefit feature which provides that, upon the death of a contract holder, the contract holder's beneficiary will receive the greater of (1) the contract holder's account value, or (2) a guaranteed minimum death benefit that varies by product ("the GMDB"). Depending on the product, the GMDB may equal the principal invested, adjusted for withdrawals; or the principal invested, adjusted for withdrawals, accumulated with interest at rates up to 3 percent per annum (subject to certain caps). The GMDB has issue age and other restrictions to reduce mortality risk exposure. The Company bears the risk that death claims following a decline in the financial markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided. Prior to January 1, 2004, the Company expensed GMDB-related benefits in the period incurred, and therefore did not provide reserves for future benefits. Effective January 1, 2004, the Company provides reserves for future GMDB-related benefits pursuant to the adoption of Statement of Position 03-01, "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-01"). The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Changes in liabilities for minimum guarantees are included in policyholders' benefits in the consolidated statement of income.

The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to policyholders' benefits, if actual experience or other evidence suggests that earlier assumptions should be revised.

2.9 Premium Recognition

Premiums for traditional life insurance products are recognized when due. For limited-payment contracts, net premiums are recorded as revenue. The difference between the gross received and the net premium is deferred and recognized in a constant relationship to insurance in force for life insurance contracts and to the amount of expected future benefit payments for annuity contracts.

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender

                    American General Life Insurance Company

2.9 Premium Recognition (continued)

charges and are included in other income in the consolidated statement of income. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DPAC. Variable annuity and variable universal life fees, asset management fees and surrender charges are recorded as income when earned. Net retained broker dealer commissions are recognized as income on a trade date basis.

2.10 Reinsurance

The Company generally limits its exposure to loss on any single insured to $5.0 million by ceding additional risks through reinsurance contracts with other insurers. On an exception basis, the Company can increase its exposure to loss on any single insured up to $10.0 million. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. If the reinsurer could not meet its obligations, the Company would reassume the liability, as the Company remains primarily liable to the policyholder.

A receivable is recorded for reinsured benefits, both paid and pending, which is recoverable from the reinsurer. Total reinsurance recoverables on ceded reinsurance contracts are included in accounts receivable. Reinsurance premiums are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

2.11 Participating Policy Contracts

Participating life insurance accounted for approximately 2 percent of life insurance in force at December 31, 2006.

The portion of earnings allocated to participating policyholders is excluded from net income and shareholder's equity. Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $49.4 million, $56.4 million and $60.8 million in 2006, 2005 and 2004, respectively, and were included as part of policyholders' benefits in the consolidated statement of income.

2.12 Income Taxes

For the tax years ending December 31, 2006, 2005 and 2004, the Company will join in the filing of a consolidated federal income tax return with AGC Life Insurance Company and its life insurance company subsidiaries. The Company has a written agreement with AGC Life Insurance Company setting forth the manner in which the total consolidated federal income tax is allocated

                    American General Life Insurance Company

2.12 Income Taxes (continued)

to each entity that joins in the consolidation. Under this agreement, AGC Life Insurance Company agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company had it filed a separate federal income tax return. In addition, AGC Life Insurance Company agrees to reimburse the Company for the tax benefits from net losses and tax credits, if any, within a reasonable period of time after the filing of the consolidated federal income tax return for the year in which the losses are used.

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income.

2.13 Recently Issued Accounting Standards

FSP FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," replaces the measurement and recognition guidance set forth in Emerging Issue Task Force Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" and codifies certain existing guidance on impairment and accretion of income in periods subsequent to an other-than-temporary impairment, where appropriate. The Company's adoption of FSP FAS 115-1 on January 1, 2006 did not have a material effect on the Company's consolidated financial condition or results of operations.

On April 13, 2006, the Financial Accounting Standards Board ("FASB") issued FSP FIN 46(R)-6, "Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)" ("FIN 46(R)-6"). FIN 46(R)-6 affects the identification of which entities are variable interest entities (VIEs) through a "by design" approach in identifying and measuring the variable interests of the VIE and its primary beneficiary. The requirements became effective beginning in the third quarter of 2006 and are to be applied to all new VIEs with which the Company becomes involved. The new requirements need not be applied to entities that have previously been

                    American General Life Insurance Company

2.13 Recently Issued Accounting Standards (continued)

analyzed under FIN 46(R) unless a reconsideration event occurs. The adoption of this guidance did not have a material effect on the Company's consolidated financial condition or results of operations.

In July 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-01"). This statement was effective as of January 1, 2004 and requires the Company to recognize a liability for GMDB, as discussed in note 2.8, related to its variable annuity and variable life contracts and modifies certain disclosures and financial statement presentations for these products. The Company reported a one-time cumulative accounting charge upon adoption of $16.9 million to reflect the guaranteed minimum death benefit liability as of January 1, 2004. In addition, under SOP 03-01, variable annuity assets held in separate accounts will continue to be measured at fair value and reported in summary total on the Company's financial statements, with an equivalent summary total reported for related liabilities, if the separate account arrangement meets certain specified conditions. Assets underlying the Company's interest in a separate account ("separate account seed money") do not qualify for separate account accounting and reporting.

In December 2004, the FASB issued Statement No. 123 (revised 2004) ("FAS 123R"), "Share-Based Payment." FAS 123R replaces FASB Statement No. 123 ("FAS 123"), "Accounting for Stock-based Compensation," which superseded APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amended FAS 95, "Statement of Cash Flows." FAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. On January 1, 2003, AIG adopted the recognition provisions of FAS 123. The effect of the compensation costs, as determined consistently with FAS 123, was not computed on a subsidiary basis, but rather on a consolidated basis for all subsidiaries of AIG and, therefore, are not presented herein. AIG adopted the provisions of the revised FAS 123R and its related interpretative guidance on January 1, 2006. The impact of adopting FAS 123R was not material to the consolidated financial position or results of operations of AIG or the Company.

At the June 2005 meeting, the EITF reached a consensus with respect to Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" (formerly, "Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole

                    American General Life Insurance Company

2.13 Recently Issued Accounting Standards (continued)

General Partner and the Limited Partners Have Certain Rights"). The Issue addresses what rights held by the limited partner(s) preclude consolidation in circumstances in which the sole general partner would consolidate the limited partnership in accordance with generally accepted accounting principles absent the existence of the rights held by the limited partner(s). Based on that consensus, the EITF also agreed to amend the consensus in Issue No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholders Have Certain Approval or Veto Rights." The guidance in this Issue was effective after June 29, 2005 for general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified. For general partners in all other limited partnerships, the guidance in this Issue was effective beginning January 1, 2006. The effect of the adoption of this EITF Issue was not material to the Company's consolidated financial condition or results of operations.

On June 29, 2005, FASB issued Statement 133 Implementation Issue No. B38, "Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option." This implementation guidance relates to the potential settlement of the debtor's obligation to the creditor that would occur upon exercise of the put option or call option, which meets the net settlement criterion in FAS 133 paragraph 9(a). The effective date of the implementation guidance was January 1, 2006. The adoption of this guidance did not have a material effect on the Company's consolidated financial condition or results of operations.

On June 29, 2005, FASB issued Statement 133 Implementation Issue No. B39, "Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor." The conditions in FAS 133 paragraph 13(b) do not apply to an embedded call option in a hybrid instrument containing a debt host contract if the right to accelerate the settlement of the debt can be exercised only by the debtor (issuer/borrower). This guidance does not apply to other embedded derivative features that may be present in the same hybrid instrument. The effective date of the implementation guidance was January 1, 2006. The adoption of this guidance did not have a material effect on the Company's consolidated financial condition or results of operations.

On February 16, 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("FAS 155"), an amendment of FAS 140 and FAS 133. FAS 155 permits the Company to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irrevocable. The Company elected to early adopt FAS 155 effective January 1, 2006

                    American General Life Insurance Company

2.13 Recently Issued Accounting Standards (continued)

and apply FAS 155 fair value measurement to certain investments in its available for sale portfolio that existed at December 31, 2005. The effect of this adoption resulted in a $4.9 million aftertax ($7.5 million pretax) increase to retained earnings as of January 1, 2006.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

On September 19, 2005, the AICPA issued SOP 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS 97. The SOP defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. The effective date of the implementation guidance is January 1, 2007. The Company does not expect the implementation of SOP 05-1 to have a material effect on its consolidated financial condition or consolidated results of operations.

On July 13, 2006, the FASB issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The effective date of this implementation guidance is January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The implementation of FIN 48 is not material to the Company's consolidated financial condition.

On July 13, 2006, the FASB issued FASB Staff Position (FSP) No. FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction ("FSP 13-2"). FSP 13-2 addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting for the lease by the lessor. The FSP is effective for fiscal years beginning after December 15, 2006. The Company expects to record an adjustment of $50 million, net of tax, to the beginning balance of retained earnings as of January 1, 2007 to reflect the cumulative effect of this change in accounting.

                    American General Life Insurance Company

2.13 Recently Issued Accounting Standards (continued)

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the effect of implementing this guidance.

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. FAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the effect of implementing this guidance, which directly depends on the nature and extent of eligible items elected to be measured at fair value, upon initial application of the standard on January 1, 2008.

3. Investments

3.1 Investment Income

Investment income by type of investment was as follows for the years ended December 31:

                                                  2006       2005       2004
                                               ---------- ---------- ----------
                                                        (In Thousands)
Investment income:
   Fixed maturities                            $3,393,034 $3,265,962 $3,101,785
   Equity securities                                2,852      3,435      8,070
   Mortgage loans on real estate                  287,872    273,270    229,921
   Investment real estate                          10,475      9,903     10,265
   Policy loans                                   103,191    100,787     99,421
   Other long-term investments                    165,395     32,396     82,767
   Short-term investments                          35,420     28,263     16,697
                                               ---------- ---------- ----------
Gross investment income                         3,998,239  3,714,016  3,548,926
Investment expenses                                35,419     80,130     63,577
                                               ---------- ---------- ----------
Net investment income                          $3,962,820 $3,633,886 $3,485,349
                                               ---------- ---------- ----------

                    American General Life Insurance Company

3.1 Investment Income (continued)

The carrying value of investments that produced no investment income during 2006 was less than 0.1 percent of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the Company's results of operations and financial position.

During 2006, 2005 and 2004, investment income from other long-term investments is primarily related to gains or losses associated with various partnership interests.

                    American General Life Insurance Company

3.2 Net Realized Investment Gains (Losses)

Realized gains (losses) by type of investment were as follows for the years ended December 31:

                                                  2006       2005       2004
                                               ---------  ---------  ---------
                                                        (In Thousands)
Fixed maturities:
   Gross gains                                 $ 125,224  $ 204,217  $ 270,273
   Gross losses                                 (341,900)  (329,543)  (256,398)
                                               ---------  ---------  ---------
Total fixed maturities                          (216,676)  (125,326)    13,875
Equity securities:
   Gross gains                                    17,272     36,750     12,999
   Gross losses                                   (1,424)       (23)    (5,958)
Partnerships:
   Gross gains                                     5,000      2,000          0
   Gross losses                                  (21,847)    (6,464)   (20,818)
Derivatives:
   Gross gains                                     2,000      5,162      1,000
   Gross losses                                  (46,720)         0    (32,852)
Other :
   Gross gains                                    11,752     39,909          0
   Gross losses                                  (39,011)    (4,859)   (31,683)
                                               ---------  ---------  ---------
Net realized investment gains (losses) before
  tax                                           (289,654)   (52,851)   (63,437)
Income tax benefit                               (99,042)   (18,498)   (22,203)
                                               ---------  ---------  ---------
Net realized investment gains (losses) after
  tax                                          $(190,612) $ (34,353) $ (41,234)
                                               =========  =========  =========

During 2006, 2005 and 2004, the Company's realized losses included write-downs of $222.3 million, $121.6 million and $63.1 million, respectively, for certain available for sale fixed maturity investments that experienced declines deemed other than temporary. The determination that a security has incurred an other-than-temporary decline in value and the amount of loss recognition requires the judgment of the Company's management and a continual review of its investments as discussed in Note 2.

                    American General Life Insurance Company

3.3 Fixed Maturity and Equity Securities

The following table summarizes the Company's gross unrealized losses and estimated fair values on fixed maturity securities available for sale and equity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2006 and 2005:

                                  Less than 12 Months    12 Months or More            Total
                                 --------------------  ---------------------  ---------------------
                                                           (In Thousands)
                                            Unrealized             Unrealized             Unrealized
December 31, 2006                Fair Value   Losses   Fair Value    Losses   Fair Value    Losses
-----------------                ---------- ---------- ----------- ---------- ----------- ----------
Fixed maturity securities
Corporate securities:
Investment- grade                $4,493,731 $(100,697) $ 5,835,318 $(194,125) $10,329,049 $(294,822)
Below investment-grade              319,848   (20,308)     251,021   (11,808)     570,869   (32,116)
Mortgage-backed securities        1,259,556   (15,702)   6,642,120  (121,012)   7,901,676  (136,714)
U.S. government obligations           9,408      (126)       5,094      (730)      14,502      (856)
Foreign governments                  10,164    (6,225)          --        --       10,164    (6,225)
State and political subdivisions    320,831    (5,074)   1,049,115   (35,459)   1,369,946   (40,533)
Collateralized bonds                 38,013      (987)      21,169    (1,331)      59,182    (2,318)
Redeemable preferred stocks          30,492    (5,081)          --                 30,492    (5,081)
Equity securities                     5,931    (1,048)          --        --        5,931    (1,048)
                                 ---------- ---------  ----------- ---------  ----------- ---------
   Total                         $6,487,974 $(155,248) $13,803,837 $(364,465) $20,291,811 $(519,713)
                                 ========== =========  =========== =========  =========== =========

                    American General Life Insurance Company

3.3 Fixed Maturity and Equity Securities (continued)

                                  Less than 12 Months     12 Months or More           Total
                                 ---------------------  --------------------  ---------------------
                                                           (In Thousands)
                                             Unrealized            Unrealized             Unrealized
December 31, 2005                Fair Value    Losses   Fair Value   Losses   Fair Value    Losses
-----------------                ----------- ---------- ---------- ---------- ----------- ----------
Fixed maturity securities
Corporate securities:
Investment- grade                  6,047,418  (131,287)    467,666   (25,151)   6,515,084  (156,438)
Below investment-grade               899,747   (60,173)    208,079   (19,281)   1,107,826   (79,454)
Mortgage-backed securities         7,391,729  (119,489)    271,009    (8,492)   7,662,738  (127,981)
U.S. government obligations            4,175      (200)      2,080      (477)       6,255      (677)
Foreign governments                   94,476    (6,565)          0         0       94,476    (6,565)
State and political subdivisions     710,303   (17,311)    101,000    (7,000)     811,303   (24,311)
Collateralized bonds                  14,566      (933)     11,690      (792)      26,256    (1,725)
Equity securities                      2,794      (172)      1,742    (1,476)       4,536    (1,648)
                                 ----------- ---------  ----------  --------  ----------- ---------
Total                            $15,165,208 $(336,130) $1,063,266  $(62,669) $16,228,474 $(398,799)
                                 =========== =========  ==========  ========  =========== =========

                    American General Life Insurance Company

3.3 Fixed Maturity and Equity Securities (continued)

The Company regularly reviews its investments for possible impairments based on the criteria discussed in Note 2. The determination that a security has incurred an other-than-temporary decline in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments. As of December 31, 2006, all of the unrealized losses in the table shown above were considered to be temporary based on the results of this review.

Fixed maturity and equity securities classified as available-for-sale are reported at fair value. Amortized cost and fair value at December 31, 2006 and 2005 were as follows:

                                                           Gross      Gross
                                              Amortized  Unrealized Unrealized
                                                Cost        Gain       Loss    Fair Value
                                             ----------- ---------- ---------- -----------
                                                            (In Thousands)
December 31, 2006
Fixed maturity securities:
   Corporate securities:
       Investment-grade                      $28,818,873 $1,078,472 $(294,822) $29,602,523
       Below investment-grade                  3,512,776    208,715   (32,116)   3,689,375
   Mortgage-backed securities                 12,799,496    158,103  (136,714)  12,820,885
   U.S. government obligations                   175,439     29,639      (856)     204,222
   Foreign governments                           709,116     87,008    (6,225)     789,899
   State and political subdivisions            3,482,069     91,640   (40,533)   3,533,176
   Collateralized bonds                           99,611      1,740    (2,318)      99,033
   Redeemable preferred stocks                    75,273      2,211    (5,081)      72,403
                                             ----------- ---------- ---------  -----------
Total fixed maturity securities              $49,672,653 $1,657,528 $(518,665) $50,811,516
                                             =========== ========== =========  ===========
Equity securities                            $    43,908 $   41,454 $  (1,048) $    83,314
                                             =========== ========== =========  ===========
Separate account seed money                  $        -- $       -- $      --  $        --
                                             =========== ========== =========  ===========
Investment in AIG                            $     8,597 $   49,459 $      --  $    58,056
                                             =========== ========== =========  ===========

                    American General Life Insurance Company

3.3 Fixed Maturity and Equity Securities (continued)

                                                           Gross      Gross
                                              Amortized  Unrealized Unrealized
                                                Cost        Gain       Loss    Fair Value
                                             ----------- ---------- ---------- -----------
                                                            (In Thousands)
December 31, 2005
Fixed maturity securities:
   Corporate securities:
       Investment-grade                      $28,425,624 $1,510,483 $(156,438) $29,779,669
       Below investment-grade                  3,504,754    145,856   (79,454)   3,571,156
   Mortgage-backed securities                 12,632,632    113,801  (127,981)  12,618,452
   U.S. government obligations                   175,470     34,052      (677)     208,845
   Foreign governments                           750,686     93,689    (6,565)     837,810
   State and political subdivisions            3,256,136    125,314   (24,311)   3,357,139
   Collateralized bonds                           83,537      1,875    (1,725)      83,687
   Redeemable preferred stocks                    53,808     13,196        --       67,004
                                             ----------- ---------- ---------  -----------
Total fixed maturity securities              $48,882,647 $2,038,266 $(397,151) $50,523,762
                                             =========== ========== =========  ===========
Equity securities                            $    33,457 $   34,552 $  (1,648) $    66,361
                                             =========== ========== =========  ===========
Separate account seed money                  $    64,000 $    3,000 $      --  $    67,000
                                             =========== ========== =========  ===========
Investment in AIG                            $     8,597 $   46,680 $      --  $    55,277
                                             =========== ========== =========  ===========

                    American General Life Insurance Company

3.3 Fixed Maturity and Equity Securities (continued)

Net unrealized gains (losses) on securities included in accumulated other comprehensive income in shareholder's equity at December 31, 2006 were as follows:

                                               2006        2005        2004
                                            ----------  ----------  ----------
                                                      (In Thousands)
                                            ----------------------------------
Gross unrealized gains                      $1,748,441  $2,122,498  $2,988,563
Gross unrealized losses                       (519,713)   (398,799)   (165,639)
DPAC and other fair value adjustments         (148,357)   (316,972)   (587,095)
Deferred federal income taxes                 (380,906)   (497,287)   (792,305)
                                            ----------  ----------  ----------
Net unrealized gains on securities          $  699,465  $  909,440  $1,443,524
                                            ==========  ==========  ==========

The contractual maturities of fixed maturity securities at December 31, 2006 were as follows:

                                                                 2006
                                                        -----------------------
                                                         Amortized    Market
                                                           Cost       Value
                                                        ----------- -----------
                                                            (In Thousands)
Fixed maturity securities, excluding mortgage-backed
  securities:
   Due in one year or less                              $   507,531 $   516,401
   Due after one year through five years                  4,623,762   4,821,659
   Due after five years through ten years                11,368,512  11,597,441
   Due after ten years                                   20,373,352  21,055,130
Mortgage-backed securities                               12,799,496  12,820,885
                                                        ----------- -----------
Total fixed maturity securities                         $49,672,653 $50,811,516
                                                        =========== ===========

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $16.4 billion, $29.5 billion and $28.7 billion, during 2006, 2005 and 2004, respectively.

At December 31, 2006, $47.6 million of bonds, at amortized cost, were on deposit with regulatory authorities in accordance with statutory requirements.

                    American General Life Insurance Company

3.4 Mortgage Loans on Real Estate

Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the Company requires loan-to-value ratios of 75 percent or less, based on management's credit assessment of the borrower. The mortgage loan portfolio was distributed as follows at December 31, 2006 and 2005:

                                           Outstanding Percent of    Percent
                                             Amount      Total    Nonperforming
                                           ----------- ---------- -------------
                                                      (In thousands)
December 31, 2006
Geographic distribution:
   South Atlantic                          $1,031,455     21.0%        0.0%
   Pacific                                  1,105,137     22.4         0.0
   Mid-Atlantic                             1,243,973     25.3         0.0
   East North Central                         501,226     10.2         2.6
   Mountain                                   196,097      4.0         0.0
   West South Central                         310,326      6.3         0.0
   East South Central                         241,600      4.9         0.0
   West North Central                          96,157      2.0        11.5
   New England                                174,664      3.6         0.0
   Canada                                      21,786      0.4         0.0
Allowance for losses                           (4,206)    (0.1)        0.0
                                           ----------    -----
Total                                      $4,918,215    100.0%        0.5%
                                           ==========    =====
Property type:
   Office                                  $2,035,908     41.4%         24
   Retail                                   1,147,946     23.4           0
   Industrial                                 467,101      9.5           0
   Apartments                                 778,821     15.8           0
   Hotel/motel                                179,171      3.6           0
   Other                                      313,474      6.4           0
Allowance for losses                           (4,206)    (0.1)          0
                                           ----------    -----
Total                                      $4,918,215    100.0%        0.5%
                                           ==========    =====

                    American General Life Insurance Company

3.4 Mortgage Loans on Real Estate (continued)

                                           Outstanding Percent of    Percent
                                             Amount      Total    Nonperforming
                                           ----------- ---------- -------------
                                                      (In thousands)
December 31, 2005
Geographic distribution:
   South Atlantic                          $  862,100     23.3%        0.0%
   Pacific                                    722,290     19.5         0.0
   Mid-Atlantic                               854,126     23.1         0.0
   East North Central                         395,301     10.7         8.9
   Mountain                                   129,504      3.5         0.0
   West South Central                         235,138      6.4         0.0
   East South Central                         202,805      5.5         0.0
   West North Central                         104,233      2.8        21.6
   New England                                172,029      4.7         0.0
   Canada                                      22,363       .6         0.0
Allowance for losses                           (4,679)    (0.1)        0.0
                                           ----------    -----
Total                                      $3,694,210    100.0%        2.1%
                                           ==========    =====
Property type:
   Office                                  $1,435,719     38.9%        5.6%
   Retail                                   1,044,521     28.3         0.2
   Industrial                                 426,077     11.4         0.0
   Apartments                                 520,486     14.1         0.0
   Hotel/motel                                 65,667      1.8         0.0
   Other                                      206,419      5.6         0.0
Allowance for losses                           (4,679)    (0.1)        0.0
                                           ----------    -----
Total                                      $3,694,210    100.0%        2.1%
                                           ==========    =====

Impaired mortgage loans on real estate and related interest income is not material.

                    American General Life Insurance Company

4. Deferred Policy Acquisitions Costs, Cost of Insurance Purchased and Sales Inducements

The following reflects deferred policy acquisition costs and cost of insurance purchased which will be amortized against future income and the related current amortization charges to income, excluding certain amounts deferred and amortized in the same period:

                                               2006        2005        2004
                                            ----------  ----------  ----------
                                                      (In Thousands)
Balance at January 1                        $3,972,384  $3,260,541  $2,913,067
   Capitalization                              921,193     833,211     719,346
   Accretion of interest/amortization         (188,138)   (375,941)   (279,149)
   Effect of unrealized (gains) losses on
     securities                                 99,677     259,223     (80,598)
   Effect of realized (gains) losses on
     securities                                 71,884      (4,650)    (12,125)
                                            ----------  ----------  ----------
Balance at December 31                      $4,877,000  $3,972,384  $3,260,541
                                            ==========  ==========  ==========

The Company adjusts DAC amortization ("a DAC unlocking") when estimates of current or future gross profits on FAS 97 products to be realized are revised. In 2006, DAC amortization was decreased by $134 million due to the combination of DAC and system migration of deferred annuities and interest sensitive life products.

A roll forward of the cost of insurance purchased ("CIP") for the years ended December 31 follows:

                                                    2006      2005      2004
                                                  --------  --------  --------
                                                         (In Thousands)
Balance at January 1                              $335,899  $324,920  $338,520
   Deferral of renewal commissions                       0         0     3,623
   Accretion of interest/amortization               (5,970)   (9,561)  (30,316)
   Effect of unrealized (gains) losses on
     securities                                     18,449    23,672    12,725
   Effect of realized (gains) losses on
     securities                                      3,091    (3,132)      368
                                                  --------  --------  --------
Balance at December 31                            $351,469  $335,899  $324,920
                                                  ========  ========  ========

CIP amortization expected to be recorded in each of the next five years, from 2007 through 2011, is $12.9 million, $12.5 million, $11.6 million, $8.3 million, and $7.0 million, respectively.

                    American General Life Insurance Company

4. Deferred Policy Acquisitions Costs, Cost of Insurance Purchased and Sales Inducements (continued)

Activity in sales inducement for the years ended December 31 follows:

                                                      2006     2005     2004
                                                    -------  -------  -------
                                                          (In Thousands)
Balance at January 1                                $46,960  $27,692  $20,000
   Deferrals                                         41,681   21,284    8,741
   Accretion of interest/amortization                (4,513)  (2,016)  (1,049)
   Effect of unrealized (gains) losses on
     securities                                      (2,000)      --       --
   Effect of realized (gains) losses on securities       --       --       --
                                                    -------  -------  -------
Balance at December 31                              $82,128  $46,960  $27,692
                                                    =======  =======  =======

5. Reserves for Guaranteed Benefits

Details concerning the Company's guaranteed minimum death benefit exposure including a return of net deposits plus a minimum return as of December 31, 2006 were as follows:

                                                   2006           2005
                                                 -------        -------
                                                      (In Millions)
Account value                                    $46,877        $45,297
Net amount at risk /(a)/                           1,322          1,801
Average attained age of contract holders              56             54
Range of guaranteed minimum return rates         0.00%-3.00%    0.00%-3.00%
--------
/(a)/ Net amount at risk represents the guaranteed benefit exposure in excess of the current account value if all contract holders died at the same balance sheet date.

The following summarizes the reserve for guaranteed benefits on variable contracts, which is reflected in the general account and reported in reserves for fixed annuity contracts on the consolidated balance sheet:

                    American General Life Insurance Company

                                              2006   2005
                                              ----   ----
                                              (In Millions)
Balance at January 1                          $ 7    $10
Guaranteed benefits incurred                    4      5
Guaranteed benefits paid                       (6)    (8)
                                              ------ ------
Balance at December 31                        $ 5    $ 7
                                              ====== ======

The following assumptions and methodology were used to determine the reserve for guaranteed benefits at December 31, 2006 and December 31, 2005:

    . Data used was 1,000 stochastically generated investment performance scenarios.

    .  Mean investment performance assumption was 10%.

    .  Volatility assumption was 16%.

    .  Mortality was assumed to be 70% to 87.5% of the 1983a table.

    .  Lapse rates vary by contract type and duration and range from 5% to 25%.

    .  The discount rate was 3% to 8%.

6. Other Assets

Other assets consisted of the following:

                                                 December 31
                                              -----------------
                                                2006     2005
                                              -------- --------
                                               (In Thousands)
Goodwill                                      $ 37,951 $ 39,765
Computer software, net                          72,566   96,184
Accounts receivable from brokers                53,960   14,582
Prepaid expenses                                37,875   39,304
Property and equipment, net                     60,012   45,366
Other assets                                    37,083   25,725
                                              -------- --------
Total other assets                            $299,447 $260,926
                                              ======== ========

                    American General Life Insurance Company

7. Federal Income Taxes

7.1 Tax Liabilities

Income tax liabilities were as follows:

                                                   December 31
                                              ---------------------
                                                 2006       2005
                                              ---------- ----------
                                                 (In Thousands)
Current tax receivables                       $   52,860 $   14,032
Net deferred tax liabilities                   1,280,317  1,389,968
                                              ---------- ----------
   Income tax payable                         $1,333,177 $1,404,000
                                              ========== ==========

The components of deferred tax liabilities and assets at December 31 were as follows:

                                                         2006        2005
                                                     -----------  ----------
                                                          (In Thousands)
Deferred tax liabilities applicable to:
   Deferred policy acquisition costs                 $ 1,418,736  $1,236,446
   Basis differential of investments                     218,891     215,648
   Net unrealized gains on debt and equity
     securities available for sale                       380,906     497,287
   Capitalized EDP                                        25,305      24,144
   Prepaid expenses                                        5,102      12,814
   Other                                                 239,478     143,258
                                                     -----------  ----------
Total deferred tax liabilities                         2,288,418   2,129,597
Deferred tax assets applicable to:
   Policy reserves                                    (1,003,225)   (713,177)
   Other                                                  (4,876)    (26,452)
                                                     -----------  ----------
Total deferred tax assets                             (1,008,101)   (739,629)
                                                     -----------  ----------
Net deferred tax liabilities                         $ 1,280,317  $1,389,968
                                                     ===========  ==========

Under prior federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "policyholders' surplus." At January 1, 2005 the Company had

                    American General Life Insurance Company

7.1 Tax Liabilities (continued)

approximately $382 million of policyholders' surplus on which no deferred tax liability has been recognized, as federal income taxes are not required unless it is distributed as a dividend, or recognized under other specified conditions. The American Jobs Creation Act of 2004 modified federal income tax law to allow life insurance companies to distribute amounts from policyholders' surplus during 2005 and 2006 without incurring federal income tax on the distributions. During 2005, the Company distributed cash dividends in excess of $382 million, thereby eliminating its policyholders' surplus account and its exposure to federal income taxation.

7.2 Tax Expense

Components of income tax expense (benefit) for the years ended December 31 were as follows:

                                                  2006       2005      2004
                                                --------  ---------  --------
                                                        (In Thousands)
Income tax at statutory percentage of
GAAP pretax income                              $512,820  $ 561,589  $513,629
Non-conventional fuel source credits             (89,803)  (142,767)  (96,202)
Dividends received deduction                     (24,419)   (28,583)  (19,828)
Prior year corrections                             7,113    (10,989)   (8,241)
Other credits, taxes and settlements             (13,406)     1,331     2,760
                                                --------  ---------  --------
Income tax expense                              $392,305  $ 380,581  $392,118
                                                ========  =========  ========

                    American General Life Insurance Company

8. Transactions With Affiliates

Notes receivable from affiliates were as follows:

                                               December 31, 2006    December 31, 2005
                                              -------------------- --------------------
                                              Par Value Book Value Par Value Book Value
                                              --------- ---------- --------- ----------
                                                           (In Thousands)
American General Corporation, 9.375%, due
  2008                                        $  4,725   $  4,297  $  4,725   $  4,091
Transatlantic Holdings Inc., Promissory
  notes, 5.75%, due 2015                       164,000    163,358   164,000    163,202
AGC Life, Promissory notes, 5.02%, due 2010    116,000    116,000   116,000    116,000
American General Corporation, Promissory
  notes, 5.57%, due 2011                       415,000    415,000   415,000    415,000
Castle Trust 2, Asset backed notes, 5.26%,
  due 2026                                      36,944     36,021    41,453     41,449
Castle Trust 2, Asset backed notes, 8.26%,
  due 2026                                      13,155     13,563    13,929     13,924
                                              --------   --------  --------   --------
Total notes receivable from affiliates        $749,824   $748,239  $755,107   $753,666
                                              ========   ========  ========   ========

Various AIG companies provide services to the Company, principally mortgage servicing and investment management services, provided by American International Group Global Investment Corporation ("AIGGIC") on a fee basis. The Company paid approximately $69.9 million, $66.9 million and $67.5 million for such services in 2006, 2005 and 2004, respectively. Accounts payable for such services at December 31, 2006 and 2005 were not material. The Company rents facilities and provides services on an allocated cost basis to various AIG companies. Beginning in 1998, amounts received by the Company from affiliates include amounts received by its wholly owned, non-life insurance subsidiary, AGLC. AGLC provides shared services, including technology, to a number of AIG's life insurance subsidiaries. The Company received approximately $354.8 million, $329.2 million and $337.0 million for such services and rent in 2006, 2005 and 2004, respectively. Accounts receivable for rent and services at December 31, 2006 and 2005 were not material.

As a matter of Company policy, derivative contracts are generally executed with AIG

                    American General Life Insurance Company

Financial Products Corp. ("AIGFP"), an affiliated financial products company. From time to time, derivatives will be entered into with unaffiliated parties in conjunction with private placement investments.

During 2004, the Company purchased 38.7% of the non-voting preferred equity issued by Castle Trust 2003-II LP ("Castle Trust 2") for $116,558,398. The remaining non-voting equity interest and 100% of the voting equity of Castle Trust are held by various affiliates of the Company. The business of Castle Trust 2, and its wholly owned subsidiaries, is limited to buying, owning, leasing and selling a portfolio of aircraft. The purchase was funded by a capital contribution received from AGC Life Insurance Company. The Company's investment in Castle Trust 2 is reported in partnerships on the consolidated balance sheet.

On January 14, 2004, the Company purchased $65 million of fixed-rate asset-backed notes issued by Castle Trust 2. The notes mature on November 15, 2026 and are included in notes receivable from affiliates on the consolidated balance sheet.

On December 29, 2004, the Company purchased from Ambler Holding Corp, a wholly-owned subsidiary of the Company's affiliate AIG Financial Products, all of its Class D membership interests in Spicer Energy II LLC ("Spicer") for a purchase price of $86,100,234. As a result, the Company's Class D interest represents 25.3% of the equity in Spicer's three synfuel facilities. The Company's investment in Spicer is reported in partnerships on the consolidated balance sheet.

Effective August 1, 2003, the Company and AIG Life Insurance Company of Bermuda ("AIGB") entered into a Cut-through Agreement pursuant to which insureds, their beneficiaries and owners were granted a direct right of action against the Company in the event AIGB becomes insolvent or otherwise cannot or refuses to perform its obligations under certain life insurance policies issued by AIGB. The Cut-through Agreement was approved by the Texas Department of Insurance. The amount of the retained liability on AIGB's books related to this agreement totaled $340,000 at December 31, 2006 and $345,000 at December 31, 2005. The Company believes the probability of loss under this agreement is remote.

Effective June 23, 2003, the Company entered into a Cut-through Agreement with AIG Life of Canada ("AIGC") pursuant to which claimants were granted a direct right of action against the Company in the event AIGC becomes insolvent or otherwise cannot or refuses to perform its obligations under certain structured settlement contracts issued by AIGC. On November 6, 2003, the Company filed the Cut-through Agreement with the Texas Department of Insurance (the

                    American General Life Insurance Company

Department). In early 2005, the Company discussed this Cut-through Agreement with the Department and a reserve was established under these contracts that would not exceed $300 million without the consent of the Department. In 2006, the Company again discussed the Cut-through Agreement with the Department. The Company requested that the maximum allowed reserve be increased to $500 million. The reserves recorded by AIGC, related to these contracts, totaled $362 million at December 31, 2006 and $231 million at December 31, 2005. The Company believes the probability of loss under this agreement is remote.

On December 7, 2005, the Company acquired 5.75% Senior Notes due December 14, 2015, issued by Transatlantic Holdings, Inc., an affiliate of the Company, at a cost of $163.2 million. Other affiliates of the Company are holders of the same class of securities.

On September 23, 2003, the Company purchased 68 percent of the non-voting preferred equity issued by Castle 2003-1 Trust ("Castle Trust") for $182.3 million. The remaining non-voting preferred equity and 100 percent of the voting equity of Castle Trust are held by affiliates of the Company. Castle Trust is a Delaware statutory trust established on July 31, 2003. The business of Castle Trust and its wholly owned subsidiaries is limited to buying, owning, leasing and selling a portfolio of commercial jets. In December 2003, the FASB issued a "Revision to Interpretation No. 46, Consolidation of Variable Interest Entities" ("FIN46R") (See Note 2.14). In accordance with FIN46R, Castle Trust has been consolidated in the Company's consolidated financial statements for the years ending December 31, 2006, 2005 and 2004.

Effective May 31, 2006, ownership of American General Securities, Inc. (AGSI) was transferred from American General Equity Services Corp. (AGESC), a wholly owned subsidiary of the Company, to AIG Advisor Group, Inc., an indirect wholly owned subsidiary of AIG, through a series of related party dividends and contributions within AIG-owned companies.

On September 25, 2006, the Company purchased 27% of a nonaffiliated Mortgage Loan at its estimated fair market value of $8,767,005, from SunAmerica Life Insurance Company (an affiliate), which included a purchase premium of $492,885.

American Home Assurance Company ("American Home"), an indirect wholly owned subsidiary of AIG, has terminated the General Guarantee Agreement dated
March 3, 2003 ("the Guarantee") with respect to prospectively issued policies and contracts issued by the Company. The Guarantee terminated on December 29, 2006 at 4:00 p.m. Eastern Time ("Point of Termination"). Pursuant to its terms, the Guarantee does not apply to any group or individual policy, contract or certificate issued after the Point of Termination. The Guarantee will continue to cover the

                    American General Life Insurance Company
policies, contracts and certificates with a date of issuance earlier than the Point of Termination until all insurance obligations under such policies, contracts and certificates are satisfied in full. American Home's audited statutory financial statements are filed with the SEC in the Company's registration statements for its variable products.

9. Benefit Plans

Effective January 1, 2002, the Company's employees participate in various benefit plans sponsored by AIG, including a noncontributory qualified defined benefit retirement plan, various stock option and purchase plans, a 401(k) plan and a post retirement benefit program for medical care and life insurance. AIG's U.S. plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

10.Derivative Financial Instruments

10.1 Use of Derivative Financial Instruments

The Company's use of derivative financial instruments is generally limited to interest rate swaps, currency swaps, S&P 500 index options and Treasury note and U.S. long bond futures as economic hedges of certain financial assets and liabilities as follows:

Derivative Instrument                  Economically Hedged Item
---------------------                  ------------------------
Interest rate and currency swaps       Private placement bonds

S&P index options                      Equity-indexed policy liabilities on
                                       certain universal life and annuity
                                       policies

Treasury note and long bond futures    Bonds purchased for short-term
                                       (trading) purposes

The Company believes that such hedging activities have been and remain economically effective, but do not currently qualify for hedge accounting.

With the exception of premiums required for the purchase of publicly-traded or over-the-counter (OTC) traded S&P 500 index options and futures, derivatives contracts purchased by the Company require no up-front cash payment and provide for net settlement.

                    American General Life Insurance Company

10.2 Risks Inherent In the Use of Derivatives

Risks inherent in the use of derivatives include market risk, credit risk in the event of non-performance by counterparties, and mismatch risk. Exposure to market risk is mitigated by the fact that all derivatives contracts are executed as effective economic hedges, the financial effects of which are offset by another financial instrument (investment securities or index-based policy liabilities). Counterparty credit exposure is limited by entering into agreements with affiliated counterparties or unaffiliated counterparties having high credit ratings. Affiliated counterparties are guaranteed by AIG and unaffiliated counterparty credit ratings are monitored on a regular basis. Mismatch risk is the risk that hedges are executed improperly or become ineffective over the term of the contracts. Procedures have been implemented at AIG Global Investment Group, the company's affiliated investment advisor, and within the Life Insurance Division to prevent and detect such mismatches.

10.3 Interest Rate and Currency Swap Agreements

Interest rate swap agreements are used to convert specific investment securities from a floating to a fixed rate basis and to convert certain fixed rates to different fixed rates. Currency swap agreements are used to convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specific exchange rates.

Swap agreements have terms of two to twenty-two years. Interest rate and currency swap agreements related to investment securities at December 31 were as follows:

                                                    2006    2005
                                                   ------  ------
                                                    (In Millions)
Interest rate swap agreements:
   Notional amount                                 $1,275  $1,320
   Fair value                                         (15)     (6)
Currency swap agreements :
   Notional amount                                 $  772     602
   Fair Value                                         (97)    (57)

                    American General Life Insurance Company

10.4 Index Options

S&P 500 index options (puts and calls) are purchased as economic hedges of index-based exposures inherent in the Company's equity-indexed universal life and annuity products. Such options generally have terms of one or two years. The Company has procedures in place to economically match option purchases to policy liabilities. Contracts outstanding at December 31 were as follows:

                                      2006           2005
                                 -------------- --------------
                                          Fair           Fair
                                 Notional Value Notional Value
                                 -------- ----- -------- -----
                                         (In Millions)
Calls:
   One-year (or less) contracts    $319    $26    $310    $10
   Two-year contracts                41      4      32      3

10.5 Futures

The Company purchases and sells short futures (Treasury note and U.S. long bond) to offset interest rate exposures on certain bonds purchased for the trading portfolio. All futures positions are closed out at the end of each quarter with the realized gains and losses recorded as a component of operating earnings.

                    American General Life Insurance Company

11.Fair Value of Financial Instruments

Carrying amounts and fair values for certain of the Company's financial instruments at December 31 are presented below.

                                                  2006             2005
                                            ---------------- ----------------
                                             Fair   Carrying  Fair   Carrying
                                             Value   Amount   Value   Amount
                                            ------- -------- ------- --------
                                                      (In Millions)
   Assets
   Cash                                     $   247 $   247  $   222 $   222
   Fixed maturity and equity securities      51,198  51,198   50,739  50,739
   Mortgage loans on real estate              5,041   4,918    4,841   3,694
   Policy loans                               1,840   1,820    1,823   1,775
   Short-term investments                        42      42       84      84
   Derivative assets                             32      32       13      13
   Partnerships                               3,483   3,483    2,657   2,657
   Separate account seed money                   --      --       67      67
   Investment in ultimate Parent Company         58      58       55      55
   Notes receivable from affiliates             748     748      754     754
   Securities lending collateral             17,345  17,345   15,901  15,901
   Assets held in separate accounts          30,272  30,272   27,163  27,163

   Liabilities
   Investment contracts                      32,752  35,343   32,512  34,556
   Dividend accumulations                       884     884      898     898
   Derivative liabilities                       114     114       66      66
   Securities lending payable                17,345  17,345   15,901  15,901
   Liabilities related to separate accounts  30,272  30,272   27,163  27,163

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Short-Term Investments

Carrying value is considered to be a reasonable estimate of fair value.

                    American General Life Insurance Company

Fixed Maturity and Equity Securities

Fair value for fixed maturity securities was based principally on independent pricing services, broker quotes and other independent information. For securities that do not have readily determinable market prices, the Company estimated fair value using internally prepared valuations (including those based on estimates of future profitability). Otherwise, the Company used its most recent purchases and sales of similar unquoted securities, independent broker quotes or comparison to similar securities with quoted prices when possible to estimate the fair value of those securities.

Fair values for equity securities were based upon quoted market prices.

Mortgage Loans on Real Estate

Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

Policy Loans

Fair value of policy loans was estimated using discounted cash flows and actuarially determined assumptions incorporating market rates.

Investment in AIG

The fair value of the investment in the AIG is based on quoted market prices of AIG common stock.

Securities Lending Collateral / Securities Lending Payable

Carrying value is considered to be a reasonable estimate of fair value.

Assets and Liabilities Related to Separate Accounts

The fair value of separate account assets and liabilities was based on quoted net asset value per share of the underlying mutual funds held in separate accounts.

                    American General Life Insurance Company

Derivative Financial Instruments

Fair value of derivative liabilities is based on the use of valuation models that utilize, among other things, current interest, foreign exchange and volatility rates, as applicable

Investment Contracts

Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

Dividend Accumulation

Fair value of dividend accumulation is the accumulated value of dividend to be paid to the policyholder with interest.

Notes Receivable from Affiliates

Fair value of promissory notes and asset backed notes from affiliates were based on quoted market prices, where available. For investments not actively traded, fair value was estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of investments.

Partnerships

Fair value of partnerships is based upon the fair value of the net assets of these investments as determined by the general partners.

Separate Account Seed Money

Fair value is considered to be the market value of the underlying securities.

12.Commitments and Contingencies

The Company has various leases, substantially all of which are for office space and facilities. Rentals under financing leases, contingent rentals, and future minimum rental commitments and rental expense under operating leases are not material.

                    American General Life Insurance Company

The Company is party to various other lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

The Company had unfunded investment commitments totaling $521.2 million of which $412.8 million was committed to fund limited partnership investments. The company also had $108.4 million in commitments relating to mortgage loans at December 31, 2006.

All fifty states have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent life insurance and annuity companies. The Company recognizes a liability for insurance-related assessments when all of the following three conditions have been met: (i) an assessment has been imposed or information available prior to the issuance of financial statements indicates it is probable that an assessment will be imposed, (ii) the event obligating the Company to pay an imposed or probable assessment occurred on or before the date of the financial statements and (iii) the amount of the assessment can be reasonably estimated. The December 31, 2006 liability was estimated by the Company using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. The liability is not material to the Company's consolidated statement of position. While it is not possible to exactly estimate the portion of the industry assessments for which the Company will be responsible, it is expected that any difference between the estimated assessments and the actual assessments will not be material to the Company's consolidated results of operations and financial position. Although the amount accrued represents the Company's best estimate of its liability, this estimate may change in the future.

On November 1, 2002, the Company and various affiliates entered into a one-year inter-affiliate credit facility (the "facility"), under which the Company commits to make loans to AIG. The maximum aggregate amount of the commitment is currently $145.0 million. Such loans may take

                    American General Life Insurance Company
the form of variable rate loans that pay the higher of the federal funds rate plus 0.5 percent or the prime rate, or fixed rate loans that pay LIBOR plus a specific margin. AIG has the option, at the commitment termination date to convert any outstanding loan balances to one-year term. After an initial one-year extension, effective October 29, 2004, the facility was amended annually to extend the commitment termination date. Effective October 28, 2006, the termination date was extended to October 27, 2007. The Company originally received annual facility fees of 0.045%. However, effective as of October 29, 2004, the facility fee was changed to 0.040%. Effective October 28, 2006 the facility fee was changed to .030%. No loans were funded during 2006 or 2005.

AGL owns interests in certain limited liability companies (LLCs) which invested in six coal synthetic fuel production facilities. The sale of coal synthetic fuel produced by these six facilities generated income tax credits. Since acquiring the facilities, AGL has recognized approximately $541 million of synfuel tax credits through December 31, 2006. By letters dated February 17, 2006, the IRS field agents have advised the LLCs that all six production facilities were placed in service before July 1, 1998 and that they will withdraw the 60-day letters issued to the LLCs.

The Company generates income tax credits as a result of investing in synthetic fuel under section production. Tax credits generated from the production and sale of synthetic fuel under the Internal Revenue Code are subject to an annual phase-out provision that is based on the average wellhead price of domestic crude oil. The price range within which the tax credits are phased-out was originally established in 1980 and is adjusted annually for inflation. Depending on the price of domestic crude oil for a particular year, all or a portion of the tax credits generated in that year might be eliminated. The Company evaluates the production levels of its synthetic fuel production facilities in light of the risk of phase-out of the associated tax credits. As a result of fluctuating domestic crude oil prices, the Company evaluates and adjusts production levels when appropriate in light of this risk. Regardless of the oil prices, the tax credits expire after 2007.

During 1997 and 1998, the Company participated in a workers' compensation underwriting pool with a third party insurance company. Both companies share equally in the pool. Collectively, the workers' compensation business is assumed from over 50 ceding companies and retro-ceded to 15 programs. The business covers risks primarily from the 1997 and 1998 underwriting years but also includes risk from the 1996 underwriting year.

Prior to 2006, net premiums and losses retained by the Company, after retro-cessions to various quota share reinsurers, were 100% retro-ceded to another AIG subsidiary, American General Assurance Company ("AGAC"). During 2006, the agreement with AGAC terminated and the

                    American General Life Insurance Company
retrocession was recaptured.

On February 9, 2006, AIG announced that it has reached a resolution of claims and matters under investigation with the United States Department of Justice ("DOJ"), the Securities and Exchange Commission ("SEC"), the Office of the New York Attorney General ("NYAG") and the New York State Department of Insurance ("DOI"). The settlements resolve outstanding litigation filed by the SEC, NYAG and DOI against AIG and conclude negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of the settlement, the Company obtained temporary permission from the SEC to continue to provide its variable products. It is expected that a permanent exemptive order will be granted, although there is no assurance the SEC will issue the order. Accordingly, no assurance can be given that any further changes in circumstances for AIG will not impact the Company.

Various federal, state and other regulatory agencies are reviewing certain transactions and practices of the Company and its affiliates in connection with industry-wide and other inquiries. In the opinion of the Company's management, based on the current status of these inquiries, it is not likely that any of these inquiries will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

                    American General Life Insurance Company

13.Reinsurance

Reinsurance transactions for the years ended December 31, 2006, 2005 and 2004 were as follows:

                                                                                     Percentage
                                                Ceded to    Assumed From             of Amount
                                                  Other        Other                  Assumed
                                  Gross Amount  Companies    Companies   Net Amount    to Net
                                  ------------ ------------ ------------ ----------- ----------
                                                         (In Thousands)
December 31, 2006
Life insurance in force           $589,468,232 $495,146,951  $2,816,826  $97,138,107    2.90%
                                  ============ ============  ==========  ===========
Premiums:
   Life insurance and annuities      3,366,468      525,132      12,259    2,853,595    0.43%
   Accident and health insurance        27,548        1,659         196       26,085    0.75%
                                  ------------ ------------  ----------  -----------
Total premiums                    $  3,394,016 $    526,791  $   12,455  $ 2,879,680    0.43%
                                  ============ ============  ==========  ===========
December 31, 2005
Life insurance in force           $502,899,091 $408,690,675  $3,081,688  $97,290,104    3.17%
                                  ============ ============  ==========  ===========
Premiums:
   Life insurance and annuities      3,200,493      456,696      14,397    2,758,194    0.52%
   Accident and health insurance        25,590        2,926       1,927       24,591    7.84%
                                  ------------ ------------  ----------  -----------
Total premiums                    $  3,226,083 $    459,622  $   16,324  $ 2,782,785    0.59%
                                  ============ ============  ==========  ===========
December 31, 2004
Life insurance in force           $410,133,222 $314,611,320  $2,814,650  $98,336,552    2.86%
                                  ============ ============  ==========  ===========
Premiums:
   Life insurance and annuities      2,903,136      395,625       9,307    2,516,818    0.37%
   Accident and health insurance        25,374        2,999       1,129       23,504    4.80%
                                  ------------ ------------  ----------  -----------
Total premiums                    $  2,928,510 $    398,624  $   10,436  $ 2,540,322    0.41%
                                  ============ ============  ==========  ===========

Reinsurance recoverable on paid losses was approximately $32.9 million, and $44.7 million, at December 31, 2006 and 2005, respectively. Reinsurance recoverable on unpaid losses was approximately $139.6 million, and $114.5 million at December 31, 2006 and 2005, respectively.

                    American General Life Insurance Company

Total reinsurance recoverables are included in Accounts Receivable on the Consolidated Balance Sheet.

In December 2002, the Company entered into a coinsured/modified coinsurance agreement with AIG Life Insurance Company of Bermuda ("AIGB"), an affiliate. The agreement has an effective date of March 1, 2002. Under the agreement, AIGB reinsures 100% quota share of the Company's liability on virtually all level term and universal life products issued by the Company with issue dates on or after March 1, 2002. The agreement is unlimited in duration but either party may terminate the agreement as to new business with thirty days written notice to the other party. The agreement also provides for an experience refund of all profits, less a reinsurance risk charge.

14.Shareholder's Equity

The Company has 8,500 shares of $100 par value cumulative preferred stock authorized and outstanding with an $80 dividend rate, redeemable at $1,000 per share after December 31, 2000. The Company's stock is held by its immediate parent, AGC Life Insurance Company.

The Company paid $200 million, $440 million and $300 million in dividends on common stock to AGC Life in 2006, 2005 and 2004, respectively. The Company also paid $680,000 in dividends on preferred stock to AGC Life in 2006, 2005 and 2004. In addition, the Company paid a stock dividend of $7.5 million to the Parent Company during 2006.

The Company and its insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior approval from their respective state insurance departments. At December 31, 2006, approximately $10.4 billion of consolidated shareholder's equity represents net assets of the Company, which cannot be transferred, in the form of dividends, loans, or advances to the Parent Company. Approximately $4.6 billion of consolidated shareholder's equity is similarly restricted as to transfer from its subsidiaries to the Company.

Generally, the net assets of the Company's subsidiaries available for transfer to AGC Life are limited to the amounts that the subsidiaries' net assets, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements. However, payments of such amounts as dividends may be subject to approval by regulatory authorities and are generally limited to the greater of 10 percent of policyholders' surplus or the previous year's statutory net gain from operations.

                    American General Life Insurance Company

15.Subsequent Event

On February 28, 2007, the Company acquired Matrix Direct, Inc. ("Matrix Direct"), a direct marketer of life insurance, from Protective Life Corporation. The transaction was accounted for as a stock purchase of all of the outstanding capital stock of Matrix Direct. Although the acquisition cost is not material, less than .2% of the Company's equity, the Company will have the opportunity to further expand its sales of life insurance through this acquisition, as well as apply its direct marketing expertise to a more diverse set of products.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
 (an indirect, wholly-owned subsidiary of American International Group, Inc.)

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                 Page Number (s)
                                                                                 ---------------
Consolidated Balance Sheet (Unaudited) - September 30, 2007 and December 31,
  2006..........................................................................      2 to 3

Consolidated Statement of Income (Unaudited) - Nine Months Ended September 30,
  2007 and 2006.................................................................           4

Consolidated Statement of Shareholder's Equity (Unaudited) - September 30, 2007
  and December 31, 2006.........................................................           5

Consolidated Statement of Comprehensive Income (Unaudited) - Nine Months Ended
  September 30, 2007 and 2006...................................................           6

Consolidated Statement of Cash Flows (Unaudited) - Nine Months Ended
  September 30, 2007 and 2006...................................................      7 to 8

Notes to Consolidated Financial Statements (Unaudited)..........................     9 to 13

                    American General Life Insurance Company

                          Consolidated Balance Sheet
                                  (Unaudited)

                                                                                                       September 30, December 31,
                                                                                                           2007          2006
                                                                                                       ------------- ------------
                                                                                                             (In Thousands)
Assets
Investments:
   Fixed maturity securities, available for sale, at fair value (amortized cost - $48,532,398 - 2007;
     $49,672,653 - 2006).............................................................................. $ 48,990,586  $ 50,811,516
   Hybrid securities, at fair value (amortized cost - $129,674 - 2007; $159,623 - 2006)...............      135,978       154,304
   Fixed maturity securities, trading at fair value (amortized cost - $115,380 - 2007; $150,863 -
     2006)............................................................................................      113,596       147,820
   Equity securities, available for sale, at fair value (cost - $129,626 - 2007; $43,908 - 2006)......      184,324        83,314
   Equity securities, trading at fair value (cost - $1,000 - 2007; $1,000 - 2006).....................        1,000         1,000
   Mortgage loans on real estate, net of allowance ($0 - 2007 $4,206 - 2006)..........................    6,280,264     4,918,215
   Policy loans.......................................................................................    1,841,703     1,820,277
   Investment real estate.............................................................................       40,182        34,086
   Partnerships & other invested assets...............................................................    4,586,755     3,482,590
   Securities lending collateral......................................................................   20,969,553    17,344,914
   Short-term investments.............................................................................      342,727        42,485
   Derivative assets..................................................................................       41,862        32,386
                                                                                                       ------------  ------------
Total investments.....................................................................................   83,528,530    78,872,907
Cash and cash equivalents.............................................................................      293,019       247,344
Restricted cash.......................................................................................       20,632        18,433
Investment in ultimate Parent Company (cost - $8,597 in 2007, and 2006)...............................       54,807        58,056
Notes receivable from affiliates......................................................................      523,263       748,239
Accrued investment income.............................................................................      788,563       745,413
Accounts receivable...................................................................................    1,248,018     1,161,660
Deferred policy acquisition costs/cost of insurance purchased.........................................    5,724,805     5,228,469
Other assets..........................................................................................      432,797       299,447
Deferred sales inducement.............................................................................       89,425        82,128
Assets held in separate accounts......................................................................   33,092,047    30,272,167
                                                                                                       ------------  ------------
Total assets.......................................................................................... $125,795,906  $117,734,263
                                                                                                       ============  ============

         See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                                  (Unaudited)

                                                                            September 30, December 31,
                                                                                2007          2006
                                                                            ------------- ------------
                                                                                  (In Thousands)
Liabilities, Minority Interest and Shareholder's Equity
Liabilities:
   Future policy benefits.................................................. $ 12,578,985  $ 11,630,686
   Policyholder contract deposits..........................................   43,205,786    42,995,364
   Other policy claims and benefits payable................................      333,081       269,560
   Other policyholders' funds..............................................    1,230,878     1,192,897
   Federal income taxes....................................................    1,011,998     1,333,177
   Indebtedness to affiliates..............................................      258,154       213,275
   Securities lending payable..............................................   21,465,879    17,344,914
   Other liabilities.......................................................    1,587,996     1,251,272
   Derivative liabilities..................................................      199,437       114,414
   Liabilities related to separate accounts................................   33,092,047    30,272,167
                                                                            ------------  ------------
Total liabilities..........................................................  114,964,241   106,617,726
Minority interest..........................................................      113,852       110,227
Shareholder's equity:
   Preferred stock, $100 par value, 8,500 shares authorized, issued and
     outstanding...........................................................          850           850
   Common stock, $10 par value, 600,000 shares authorized, issued and
     outstanding...........................................................        6,000         6,000
   Additional paid-in capital..............................................    3,715,300     3,664,906
   Accumulated other comprehensive income..................................        4,341       699,465
   Retained earnings.......................................................    6,991,322     6,635,089
                                                                            ------------  ------------
Total shareholder's equity.................................................   10,717,813    11,006,310
                                                                            ------------  ------------
Total liabilities, minority interest and shareholder's equity.............. $125,795,906  $117,734,263
                                                                            ============  ============

         See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                       Consolidated Statement of Income
                                  (Unaudited)

                                                Nine months ended September 30,
                                                ------------------------------
                                                   2007            2006
                                                  ----------      ----------
                                                    (In Thousands)
Revenues:
   Premiums and other considerations........... $1,630,889      $1,627,350
   Net investment income.......................  3,126,787       2,901,233
   Net realized investment gain (losses).......   (394,270)       (224,944)
   Other.......................................    903,663         815,818
                                                  ----------      ----------
Total revenues.................................  5,267,069       5,119,457
                                                  ----------      ----------
Benefits and expenses:
   Policyholders' benefits.....................  1,569,711       1,515,041
   Interest credited...........................  1,838,046       1,664,372
   Operating costs and expenses................    884,567         853,910
                                                  ----------      ----------
Total benefits and expenses....................  4,292,324       4,033,323
                                                  ----------      ----------
Income before income tax expense...............    974,745       1,086,134
                                                  ----------      ----------
Income tax expense:
   Current.....................................     44,415         192,989
   Deferred....................................    146,063         102,725
                                                  ----------      ----------
Total income tax expense.......................    190,478         295,714
                                                  ----------      ----------
Net income..................................... $  784,267      $  790,420
                                                  ==========      ==========

         See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                Consolidated Statement of Shareholder's Equity
                                  (Unaudited)

                                                     September 30, December 31,
                                                         2007          2006
                                                     ------------- ------------
                                                           (In Thousands)
Preferred stock:
   Balance at beginning and end of period...........  $       850  $       850
                                                      -----------  -----------
Common stock:
   Balance at beginning and end of period...........        6,000        6,000
                                                      -----------  -----------
Additional paid-in capital:
   Balance at beginning of year.....................    3,664,906    3,627,638
   Capital contribution from Parent Company.........       50,394       37,268
                                                      -----------  -----------
Balance at end of period............................    3,715,300    3,664,906
                                                      -----------  -----------
Accumulated other comprehensive income:
   Balance at beginning of year.....................      699,465      909,440
   Other comprehensive income (loss)................     (695,124)    (209,975)
                                                      -----------  -----------
Balance at end of period............................        4,341      699,465
                                                      -----------  -----------
Retained earnings:
   Balance at beginning of year.....................    6,635,089    5,765,544
   Net income.......................................      784,267    1,072,894
   Dividends paid...................................     (375,000)    (208,213)
   Cumulative effect of accounting change, net of
     tax............................................      (53,034)       4,864
                                                      -----------  -----------
Balance at end of period............................    6,991,322    6,635,089
                                                      -----------  -----------
Total shareholders' equity..........................  $10,717,813  $11,006,310
                                                      ===========  ===========

         See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                Consolidated Statement of Comprehensive Income
                                  (Unaudited)

                                                                  Nine months ended September 30,
                                                                  ------------------------------
                                                                     2007            2006
                                                                    ---------       ---------
                                                                     (In Thousands)
Net income....................................................... $ 784,267       $ 790,420
Other comprehensive income (loss):
   Net unrealized gains (losses) on securities, after tax
     (pretax: 2007 - $(79,564); 2006 - $(895,502)................  (438,848)       (112,697)
   Reclassification adjustment for (gains) losses included in
     net income..................................................  (256,276)       (147,420)
                                                                    ---------       ---------
   Other comprehensive income....................................  (695,124)       (260,117)
                                                                    ---------       ---------
Comprehensive income............................................. $  89,143       $ 530,303
                                                                    =========       =========

         See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                     Consolidated Statement of Cash Flows
                                  (Unaudited)

                                                                                  Nine months ended September 30,
                                                                                  ------------------------------
                                                                                     2007            2006
                                                                                    ----------      ----------
                                                                                      (In Thousands)
Operating activities
Net Income....................................................................... $  784,267      $  790,420
Adjustments to reconcile net income to net cash provided by operating activities:
   Interest credited on policyholder contracts...................................  1,838,046       1,664,372
   Change in future policy benefits and other policy claims......................   (187,238)        280,557
   Realized investments (gains) losses...........................................    394,270         224,944
   Equity in income of partnerships and other invested assets....................   (106,756)        (68,682)
   Change in other policyholders' funds..........................................     37,981         321,541
   Amortization of policy acquisition costs and cost of insurance purchased......    210,554         219,923
   Policy acquisition costs deferred.............................................   (496,903)       (705,687)
   Depreciation and amortization, including premiums and discounts...............    752,028          (7,167)
   Provision for deferred income tax expense.....................................     50,754         121,666
   Change in current income tax recoverable/payable..............................    (35,358)        (49,000)
   Change in indebtedness to (from) affiliates...................................    (32,844)          3,658
   Change in trading securities..................................................     34,224          15,370
   Change in hybrid securities...................................................     18,326          38,676
   Change in accrued investment income...........................................    (43,150)        (64,973)
   Change in accounts receivable.................................................    (86,358)        (86,820)
   Other, net....................................................................    316,512        (176,796)
                                                                                    ----------      ----------
Net cash provided by operating activities........................................  3,448,355       2,522,002
                                                                                    ----------      ----------

         See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                                  (Unaudited)

                                                             Nine months ended September 30,
                                                             ------------------------------
                                                                 2007            2006
                                                              ------------    ------------
                                                                   (In Thousands)
Investing activities
Purchases of :
   Fixed maturity and equity securities..................... $(11,145,650)   $(12,101,648)
   Mortgage loans on real estate............................   (1,876,070)     (1,092,834)
   Other investments........................................   (3,344,287)     (2,264,356)
Sales of :
   Fixed maturity and equity securities.....................    9,753,132       9,134,738
   Other investments........................................    2,271,193       1,597,914
Redemptions and maturities of:
   Fixed maturity and equity securities.....................    1,684,520       2,151,952
   Mortgage loans on real estate............................      422,977         243,419
Sales and purchases of property, equipment, and software,
  net.......................................................        4,976          (3,771)
Change in short-term investments............................     (300,410)        (32,650)
Change in securities lending collateral.....................   (4,199,869)     (2,242,487)
                                                              ------------    ------------
Net cash used in investing activities.......................   (6,729,488)     (4,609,723)
                                                              ------------    ------------
Financing activities
Net policyholder account deposits........................... $  3,313,968    $  3,196,515
Net exchanges to/(from) the fixed accounts of variable
  accounts..................................................     (118,000)        221,000
Net policyholder account withdrawals........................   (2,859,206)     (2,564,525)
Claims and annuity payments on fixed annuity contracts......     (761,844)       (563,796)
Repayment of notes payable..................................      (48,241)        (51,766)
Dividends paid..............................................     (375,000)       (207,533)
Capital contribution from parent............................       50,394          24,718
Change in securities lending payable........................    4,121,164       2,242,487
Change in restricted cash...................................        2,199             507
Security deposits on flight equipment.......................       (2,199)           (528)
Contribution of minority interest holders...................        3,573           3,457
                                                              ------------    ------------
Net cash provided by financing activities...................    3,326,808       2,300,536
                                                              ------------    ------------
Increase (decrease) in cash.................................       45,675         212,815
Cash and cash equivalents at beginning of year..............      247,344         222,192
                                                              ------------    ------------
Cash and cash equivalents at end of period.................. $    293,019    $    435,007
                                                              ============    ============
SUPPLEMENTAL CASH FLOW INFORMATION
   Income taxes paid........................................ $    129,469    $    285,057
                                                              ============    ============
   Interest paid............................................ $     28,464    $     32,157
                                                              ============    ============

         See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company
            Notes to Consolidated Financial Statements (Unaudited)

1. Summary of Significant Accounting Policies

American General Life Insurance Company including its wholly owned subsidiaries ("AGL" or the "Company"), is a wholly owned subsidiary of AGC Life Insurance Company ("Parent Company"), and its ultimate parent is American International Group, Inc. ("AIG").

Basis of Presentation: The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates and assumptions are particularly significant with respect to investments, deferred policy acquisition costs and future policy benefits. Ultimate results could differ from those estimates.

These unaudited condensed consolidated financial statements do not include certain financial information required by GAAP for complete financial statements and should be read in conjunction with the audited consolidated financial statements and the related notes for the year ended December 31, 2006. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair statement of the financial statements have been included. The nature of the Company's business is such that the results of any interim period are not necessarily indicative of results for a full year. In presenting the financial statements, management makes estimates that affect the reported amounts and disclosures in the financial statements. Therefore, actual results could differ from those estimates and could have a material impact on the financial statements, and it is possible that such changes could occur in the near term.

Certain reclassifications and format changes have been made to prior period financial statements, where appropriate, to conform to the current period presentation.

2. Recently Issued Accounting Standards

On September 19, 2005, the AICPA issued SOP 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS 97. The SOP defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. The effective date of the implementation guidance was January 1, 2007. The adoption of this guidance did not have a material effect on the Company's consolidated financial condition or results of operations.

                    American General Life Insurance Company
            Notes to Consolidated Financial Statements (Unaudited)

2. Recently Issued Accounting Standards (continued)

On July 13, 2006, the FASB issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The effective date of this implementation guidance was January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The implementation of FIN 48 is not material to the Company's consolidated financial condition.

On July 13, 2006, the FASB issued FASB Staff Position (FSP) No. FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction ("FSP 13-2"). FSP 13-2 addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting for the lease by the lessor, and directs that tax assumptions be consistent with any FIN 48 uncertain tax position related to the lease. The FSP 13-2 is effective for fiscal years beginning after December 15, 2006. Upon adoption, the Company recorded a $50 million decrease to the opening balance of retained earnings, net of tax, to reflect the cumulative effect of this change in accounting.

Future Application Of Accounting Standards

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance will be effective prospectively as of January 1, 2008. The Company is currently assessing the effect of implementing this guidance.

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. FAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. The effective date of this guidance is January 1, 2008. The company did not make any fair value measurement elections upon initial adoption of FAS 159. The effect of FAS 159 on the Company's consolidated financial condition or results of opeations prospectively directly depends on the nature and extent of eligible items elected to be measured at fair value.

                    American General Life Insurance Company
            Notes to Consolidated Financial Statements (Unaudited)

3. Commitments and Contingent Liabilities

The Company has various leases, substantially all of which are for office space and facilities. Rentals under financing leases, contingent rentals, and future minimum rental commitments and rental expense under operating leases are not material.

The Company is party to various other lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

All fifty states have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent life insurance and annuity companies. The Company recognizes a liability for insurance-related assessments when all of the following three conditions have been met: (i) an assessment has been imposed or information available prior to the issuance of financial statements indicates it is probable that an assessment will be imposed, (ii) the event obligating the Company to pay an imposed or probable assessment occurred on or before the date of the financial statements and (iii) the amount of the assessment can be reasonably estimated. The September 30, 2007 liability was estimated by the Company using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. The liability is not material to the Company's consolidated statement of position. While it is not possible to exactly estimate the portion of the industry assessments for which the Company will be responsible, it is expected that any difference between the estimated assessments and the actual assessments will not be material to the Company's consolidated results of operations and financial position. Although the amount accrued represents the Company's best estimate of its liability, this estimate may change in the future.

                    American General Life Insurance Company
            Notes to Consolidated Financial Statements (Unaudited)

3. Commitments and Contingent Liabilities (Continued)

On November 1, 2002, the Company and various affiliates entered into an inter-affiliate credit facility (the "facility"), under which the Company commits to make loans to AIG. The maximum aggregate amount of the commitment is currently $160.0 million. Such loans may take the form of variable rate loans that pay the higher of the federal funds rate plus 0.5 percent or the prime rate, or fixed rate loans that pay LIBOR plus a specified margin. AIG has the option at the commitment termination date to convert any outstanding loan balances to one-year term. The commitment termination date is currently September 6, 2008 but may be extended by agreement of the parties. The Company receives annual facility fees, which are currently 0.025%. No loans were funded during 2007 or 2006.

AGL owns interests in certain limited liability companies (LLCs) which invested in six coal synthetic fuel production facilities. The sale of coal synthetic fuel produced by these six facilities generated income tax credits. Since acquiring the facilities, AGL has recognized approximately $638 million of synfuel tax credits through September 30, 2007. By letters dated February 17, 2006, the IRS field agents have advised the LLCs that all six production facilities were placed in service before July 1, 1998 and that they will withdraw the 60-day letters issued to the LLCs.

The Company generates income tax credits as a result of investing in synthetic fuel under section production. Tax credits generated from the production and sale of synthetic fuel under the Internal Revenue Code are subject to an annual phase-out provision that is based on the average wellhead price of domestic crude oil. The price range within which the tax credits are phased-out was originally established in 1980 and is adjusted annually for inflation. Depending on the price of domestic crude oil for a particular year, all or a portion of the tax credits generated in that year might be eliminated. The Company evaluates the production levels of its synthetic fuel production facilities in light of the risk of phase-out of the associated tax credits. As a result of fluctuating domestic crude oil prices, the Company evaluates and adjusts production levels when appropriate in light of this risk. Regardless of the oil prices, the tax credits expire after 2007.

During 1997 and 1998, the Company participated in a workers' compensation underwriting pool with a third party insurance company. Both companies share equally in the pool. Collectively, the workers' compensation business is assumed from over 50 ceding companies and retro-ceded to 15 programs. The business covers risks primarily from the 1997 and 1998 underwriting years but also includes risk from the 1996 underwriting year.

                    American General Life Insurance Company
            Notes to Consolidated Financial Statements (Unaudited)

3. Commitments and Contingent Liabilities (Continued)

Various federal, state and other regulatory agencies are reviewing certain transactions and practices of the Company and its affiliates in connection with industry-wide and other inquiries. In the opinion of the Company's management, based on the current status of these inquiries, it is not likely that any of these inquiries will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

                           PART C: OTHER INFORMATION

ITEM 26. EXHIBITS

(a) Board of Directors Resolution.

   (1) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (1)

(b) Custodian Agreements. Inapplicable.

(c) Underwriting Contracts.

   (1) Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, effective October 1, 2002. (21)

   (2) Form of Selling Group Agreement. (22)

   (3) Schedule of Commissions (Incorporated by reference from the text included under the heading "Distribution of the Policies" in the Statement of Additional Information that is filed as part of this amended Registration Statement).

(d) Contracts.

   (1) Specimen form of "AIG Protection Advantage VUL/sm/" Flexible Premium Variable Universal Life Insurance Policy, Policy Form No. 07921. (Filed herewith)

   (2) Specimen form of No Tobacco Use Incentive Endorsement, Form No. AGLC101287-2004. (7)

   (3) Form of Accidental Death Benefit Rider, Form No. 82012. (28)

   (4) Form of Children's Insurance Benefit Rider, Term Life Insurance, Form No. 82410. (28)

   (5) Form of Term Life Insurance Benefit Rider, Providing Annually Renewable Term Insurance (Spouse Term Rider), Form No. 88390. (28)

   (6) Form of Terminal Illness Accelerated Benefit Rider (Terminal Illness Rider), Form No. 91401. (28)

   (7) Form of Waiver of Monthly Deduction Rider, Form No. 82001. (28)

   (8) Form of Overloan Protection Rider, Form No. 07620. (31)

   (9) Form of Guaranteed Minimum Death Benefit Rider, Form No. 07411. (Filed herewith)

(e) Applications.

   (1) Specimen form of Life Insurance Application - Part A, Form No. AGLC100565-2006. (33)

   (2) Specimen form of Life Insurance Application - Part B, Form No. AGLC100566-2006. (33)

   (3) Form of Variable Universal Life Insurance Supplemental Application, Form No. AGLC102803-2007. (Filed herewith)

   (4) Form of Service Request Form, Form No. AGLC102903 (Filed herewith)

   (5) Form of Cash Disbursement Request Form, Form No. AGLC0109 Rev0904. (26)

   (6) Form of Assignment Form, Form No. AGLC0205 Rev0904. (26)

   (7) Form of Electronic Funds Authorization Form, Form No. AGLC0220 Rev0904.
       (26)

   (8) Form of Name and Address Change Form, Form No. AGLC0222 Rev0904. (26)

   (9) Form of Change of Ownership Form, Form No. AGLC0013 Rev0705. (26)

  (10) Form of Cash Surrender Request Form, Form No. AGLC0112 Rev0403. (26)

  (11) Form of Change of Beneficiary Form, Form No. AGLC0108 Rev0904. (26)

  (12) Specimen form of Limited Temporary Life Insurance Agreement, Form No. AGLC101431-2006. (33)

  (13) Specimen form of Limited Temporary Life Insurance Agreement Receipt, Form No. AGLC101432-2006. (33)

  (14) Form of Reinstatement or Reduction of Premium Rate Application for Life Insurance Form, Form No. AGLC 100440-2002. (26)

  (15) Form of In-Force Change Application Form, Form No. AGLC 100386-2002. (26)

  (16) Form of Service Request Form, Form No. AGLC0107 Rev0904. (26)

(f) Depositor's Certificate of Incorporation and By-Laws.

   (1) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

   (2) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

   (3) By-Laws of American General Life Insurance Company, restated as of June 8, 2005. (3)

(g) Reinsurance Contracts.

   (1) Form of Reinsurance Agreement between American General Life Insurance Company and General & Cologne Life Re of America. (30)

   (2) Form of Reinsurance Agreement between American General Life Insurance Company and Munich American Reassurance Company. (30)

   (3) Form of Reinsurance Agreement between American General Life Insurance Company and RGA Reinsurance Company. (30)

   (4) Form of Reinsurance Agreement between American General Life Insurance Company and Swiss Re Life & Health America, Inc. (30)

(h) Participation Agreements.

   (1)(a) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

   (1)(b) Form of Amendment No. 4 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated.
            (15)

   (1)(c) Form of Amendment No. 6 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated.
            (23)

   (1)(d) Form of Amendment No. 10 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Equity Services Corporation. (33)

   (1)(e) Form of Amendment No. 11 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Equity Services Corporation. (Filed herewith)

   (2)(a) Form of Participation Agreement by and among The Alger American Fund, American General Life Insurance Company and Fred Alger & Company, Incorporated. (14)

   (3)(a) Form of Shareholder Services Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. (13)

   (3)(b) Form of Amendment No. 2 to Shareholder Services Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. and American Century Investment Services, Inc. (25)

   (4)(a) Form of Participation Agreement by and between American General Life Insurance Company, Warburg Pincus Trust, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc.
            (16)

   (5)(a) Form of Participation Agreement between American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (6)

   (5)(b)   Form of Fourth Amendment to Fund Participation Agreement dated
            June 1, 1998 between American General Life Insurance Company, each of Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Stock Index Fund, Inc., and Dreyfus Investment Portfolios effective as of October 1, 2007. (36)

   (6)(a) Form of Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and American General Life Insurance Company. (36)

   (6)(b) Form of Amendment No. 1 to Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and American General Life Insurance Company. (Filed herewith)

   (7)(a) Form of Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of October 1, 2002. (24)

   (7)(b) Form of Amendment No. 3 to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of March 31, 2006. (27)

   (7)(c) Form of Amendment No. 4 to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (33)

   (7)(d) Form of Amendment No. 5 to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (Filed herewith)

   (8)(a) Form of Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust II dated October 2, 2000. (16)

   (8)(b) Form of Amendment No. 2 to Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust II effective as of October 1, 2007. (36)

   (9)(a) Form of Fund Participation Agreement by and between American General Life Insurance Company and JPMorgan Insurance Trust effective as of October 1, 2007. (36)

   (10)(a) Form of Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (16)

   (10)(b) Form of Amendment No. 7 to Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (Filed herewith)

   (11)(a) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

   (11)(b) Form of Amendment No. 5 to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (16)

   (11)(c) Form of Amendment No. 13 to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (Filed herewith)

   (11)(d) Form of Letter Amendment to the Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (30)

   (12)(a) Sales Agreement by and between American General Life Insurance Company, Neuberger & Berman Advisors Management Trust and Neuberger & Berman Management Incorporated. (13)

   (12)(b) Form of Assignment and Modification Agreement to Fund Participation Agreement (formerly known as Sales Agreement) by and between Neuberger & Berman Management Incorporated and American General Life Insurance Company. (13)

   (12)(c) Form of Amendment to Fund Participation Agreement by and between Neuberger Berman Management Inc., Neuberger Berman Advisers Management Trust and American General Life Insurance Company. (29)

   (12)(d) Form of Amendment No. 2 to Fund Participation Agreement by and between Neuberger Berman Management Inc., Neuberger Berman Advisers Management Trust and American General Life Insurance Company. (33)

   (13)(a) Form of Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. (18)

   (13)(b) Form of Amendment No. 4 to Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. (Filed herewith)

   (14)(a) Form of Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributor LLC. (16)

   (14)(b) Form of Amendment No. 1 to Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC. (26)

   (14)(c) Form of Amendment No. 2 to Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC. (36)

   (15)(a) Form of Participation Agreement by and Among Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (24)

   (15)(b) Form of Amendment No. 2 to Participation Agreement by and Among Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (33)

   (15)(c) Form of Amendment No. 3 to Participation Agreement by and Among Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Filed herewith)

   (16)(a) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

   (16)(b) Form of Amendment No. 1 to Participation Agreement among Putnam Variable Trust, Putnam Mutual Funds Corp. and American General Life Insurance Company. (18)

   (17)(a) Form of Participation Agreement by and between SunAmerica Series Trust and American General Life Insurance Company. (17)

   (17)(b) Form of Addendum to Fund Participation Agreement For Class A Shares by and between SunAmerica Series Trust and American General Life Insurance Company. (25)

   (17)(c) Form of Amendment to Participation Agreement by and between SunAmerica Series Trust and American General Life Insurance Company, dated July 2, 2003. (20)

   (18)(a) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (10)

   (18)(b) Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company dated as of July 21, 1998.
            (8)

   (18)(c) Form of Amendment Two to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (16)

   (18)(d) Form of Amendment Three to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (15)

   (18)(e) Form of Amendment Four to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (20)

   (18)(f) Form of Amendment Seventh to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (33)

   (18)(g) Form of Amendment Eighth to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (Filed herewith)

   (19)(a) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

   (19)(b) Amendment One to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

   (19)(c) Form of Amendment Six to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Securities Incorporated. (15)

   (19)(d) Form of Amendment Eight to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Distributors, Inc. (4)

   (19)(e) Form of Amendment No. 12 to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Equity Services Corporation.
            (33)

   (19)(f) Form of Amendment No. 13 to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Equity Services Corporation. (Filed herewith)

   (20)(a) Form of Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (16)

   (20)(b) Form of Third Amendment to Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (33)

   (20)(c) Form of Fourth Amendment to Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (Filed herewith)

   (21)(a) Form of Amended and Restated Administrative Services Agreement between American General Life Insurance Company and A I M Advisors, Inc. (25)

   (22)(a) Form of Service Agreement Class O between Fred Alger Management, Inc. and American General Life Insurance Company. (14)

   (23)(a) Form of Administrative Services Agreement by and between American General Life Insurance Company and Credit Suisse Asset Management, LLC. (16)

   (24)(a) Form of Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation. (34)

   (24)(b) Form of Agreement Addendum between American General Life Insurance Company and The Dreyfus Corporation dated November 17, 1999. (35)

   (24)(c) Form of Amendment No. 3 to Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation effective as of October 1, 2007. (36)

   (25)(a) Form of Amended and Restated Service Contract by and between Fidelity Distributors Corporation and American General Equity Services Corporation, effective May 1, 2006. (29)

   (26)(a) Form of Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and American General Life Insurance Company. (16)

   (26)(b) Form of First Amendment to Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and American General Life Insurance Company. (29)

   (27)(a) Form of Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, Inc., dated as of July 1, 1999. (11)

   (27)(b) Form of Amendment to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC, effective November 1, 2001. (19)

   (27)(c) Form of Amendment No. 8 to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC. (Filed herewith)

   (28)(a) Form of Administrative Services Letter Agreement by and between American General Life Insurance Company and JPMorgan Chase Bank (relating to J.P. Morgan Series Trust II), effective May 1, 2003.
            (14)

   (28)(b) Form of Amendment No. 1 to Administrative Services Letter Agreement by and between American General Life Insurance Company and J.P. Morgan Funds Management, Inc. (formerly known as JPMorgan Chase
            Bank) (relating to J.P. Morgan Series Trust II), effective as of October 1, 2007. (36)

   (29)(a) Form of Administrative Services Letter Agreement by and between American General Life Insurance Company and J.P. Morgan Funds Management, Inc. (relating to JPMorgan Insurance Trust), effective as of October 1, 2007. (36)

   (30)(a) Form of Distribution and Shareholder Services Agreement by and between Janus Distributors, Inc. and American General Life Insurance Company. (16)

   (31)(a) Form of Administrative Services Agreement by and between American General Life Insurance Company and Neuberger & Berman Management Incorporated. (13)

   (32)(a) Form of Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (18)

   (32)(b) Form of Amendment No. 1 to Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (26)

   (32)(c) Form of Amendment No. 4 to Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (Filed herewith)

   (33)(a) Form of Services Agreement by and between American General Life Insurance Company and Pacific Investment Management, LLC. (16)

   (34)(a) Form of PIMCO Variable Insurance Trust Services Agreement by and between American General Life Insurance Company and PIMCO Variable Insurance Trust. (16)

   (35)(a) Form of Marketing and Administrative Services Support Agreement between American General Life Insurance Company and Putnam Retail Management Limited Partnership. (27)

   (36)(a) Form of Administrative Services Agreement by and between SunAmerica Asset Management Corp. and American General Life Insurance Company.
            (17)

   (36)(b) Form of Amendment No. 4 to Administrative Services Agreement by and between AIG SunAmerica Asset Management Corp. and American General Life Insurance Company. (33)

   (36)(c) Form of Amendment No. 5 to Administrative Services Agreement by and between AIG SunAmerica Asset Management Corp. and American General Life Insurance Company. (Filed herewith)

   (37)(a) Form of Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company dated January 1, 2000. (18)

   (37)(b) Form of Amendment No. 7 to Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company. (Filed herewith)

   (38)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between AIM and American General Life Insurance Company. (30)

   (39)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Alger and American General Life Insurance Company. (30)

   (40)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between American Century and American General Life Insurance Company. (30)

   (41)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Credit Suisse and American General Life Insurance Company. (30)

   (42)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Dreyfus and American General Life Insurance Company. (30)

   (43)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Fidelity and American General Life Insurance Company. (30)

   (44)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Franklin Templeton and American General Life Insurance Company. (30)

   (45)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between J.P. Morgan Series Trust II and American General Life Insurance Company.
            (30)

   (46)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between JPMorgan Insurance Trust and American General Life Insurance Company. (36)

   (47)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Janus and American General Life Insurance Company. (30)

   (48)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between MFS and American General Life Insurance Company. (30)

   (49)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Neuberger Berman and American General Life Insurance Company. (30)

   (50)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Oppenheimer and American General Life Insurance Company. (30)

   (51)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between PIMCO and American General Life Insurance Company. (30)

   (52)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Pioneer and American General Life Insurance Company. (30)

   (53)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Putnam and American General Life Insurance Company. (30)

   (54)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between SunAmerica and American General Life Insurance Company. (30)

   (55)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between VALIC and American General Life Insurance Company. (30)

   (56)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Van Kampen and American General Life Insurance Company. (30)

   (57)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Vanguard and American General Life Insurance Company. (30)

(i) Administrative Contracts.

   (1)(a) Form of Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company.
            (12)

   (1)(b) Form of Addendum No. 1 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated May 21, 1975. (12)

   (1)(c) Form of Addendum No. 2 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated September 23, 1975. (12)

   (1)(d) Form of Addendum No. 24 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated December 30, 1998. (12)

   (1)(e) Form of Addendum No. 28 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company and American General Life Companies, effective January 1, 2002. (12)

   (1)(f) Form of Addendum No. 30 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company and American General Life Companies, LLC, effective January 1, 2002. (12)

   (1)(g) Form of Addendum No. 32 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, American General Life Companies, LLC and American General Equity Services Corporation, effective May 1, 2004. (25)

(j) Other Material Contracts. None.

(k) Legal Opinion.

   (1) Opinion and Consent of Lauren W. Jones, Esq., Deputy General Counsel of American General Life Companies, LLC. (Filed herewith)

(l) Actuarial Opinion.

   (1) Opinion and Consent of American General Life Insurance Company's actuary. (Filed herewith)

(m) Calculation. None

(n) Other Opinions.

   (1) Consent of Independent Registered Public Accounting Firm,
       PricewaterhouseCoopers LLP. (Filed herewith)

(o) Omitted Financial Statements. None

(p) Initial Capital Agreements. None

(q) Redeemability Exemption.

   (1) Description of American General Life Insurance Company's Issuance, Transfer and Redemption Procedures for Variable Universal Life Insurance Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 as of May 1, 2007. (30)
--------
(1) Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on December 18, 1997.

(2) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(3) Incorporated by reference to Post-Effective Amendment No. 11 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on August 12, 2005.

(4) Incorporated by reference to Pre-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-82982) of American General Life Insurance Company Separate Account VL-R filed on May 13, 2002.

(5) Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

(6) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on March 23, 1998.

(7) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on December 17, 2004.

(8) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on March 18, 1999.

(9) Incorporated by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on April 30, 1997.

(10) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on February 12, 1998.

(11) Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R filed on October 10, 2000.

(12) Incorporated by reference to Post-Effective Amendment No. 8 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on May 3, 2004.

(13) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R filed on January 21, 2000.

(14) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2003.

(15) Incorporated by reference to Post-Effective Amendment No. 4 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on October 11, 2000.

(16) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on September 20, 2000.

(17) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on April 24, 2002.

(18) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R filed on January 20, 2000.

(19) Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on December 3, 2001.

(20) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-109206) of American General Life Insurance Company Separate Account D filed on December 17, 2003.

(21) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on November 8, 2002.

(22) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-102299) of American General Life Insurance Company Separate Account VUL-2 filed on December 31, 2002.

(23) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-103361) of American General Life Insurance Company Separate Account VL-R filed on February 21, 2003.

(24) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on December 2, 2004.

(25) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on May 2, 2005.

(26) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-129552) of American General Life Insurance Company Separate Account VL-R filed on March 30, 2006.

(27) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-129552) of American General Life Insurance Company Separate Account VL-R filed on May 1, 2006.

(28) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on December 12, 2006.

(29) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-137817) of American General Life Insurance Company Separate Account VL-R filed on December 14, 2006.

(30) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on May 1, 2007.

(31) Incorporated by reference to Post-Effective Amendment No. 2 to Form N-6 Registration Statement (File No. 333-137817) of American General Life Insurance Company Separate Account VL-R filed on May 1, 2007.

(32) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-144594) of American General Life Insurance Company Separate Account VL-R filed on July 16, 2007.

(33) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-143072) of American General Life Insurance Company Separate Account VL-R filed on August 22, 2007.

(34) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on January 15, 1999.

(35) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on June 10, 2004.

(36) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-144594) of American General Life Insurance Company Separate Account VL-R filed on October 2, 2007.

ITEM 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL             POSITIONS AND OFFICES WITH DEPOSITOR
 BUSINESS ADDRESS              AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------             -----------------------------------------------
Rodney O. Martin, Jr.          Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

M. Bernard Aidinoff            Director
Sullivan and Cromwell
125 Broad Street
New York, NY 10004

Mary Jane B. Fortin            Director, Executive Vice President and Chief
2929 Allen Parkway             Financial Officer
Houston, TX 77019

David L. Herzog                Director
70 Pine Street
New York, NY 10270

Richard A. Hollar              Director, President and Chief Executive
750 West Virginia Street       Officer-Life Profit Center
Milwaukee, WI 53204

Royce G. Imhoff, II            Director, President-Independent Distribution
2929 Allen Parkway
Houston, TX 77019

David W. O'Leary               Director, President and Chief Executive
2929 Allen Parkway             Officer-Specialty Markets Group
Houston, TX 77019

Gary D. Reddick                Director
2929 Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL             POSITIONS AND OFFICES WITH DEPOSITOR
 BUSINESS ADDRESS              AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------             ------------------------------------------------
Christopher J. Swift           Director
2929 Allen Parkway
Houston, TX 77019

James W. Weakley               Director, President-AIG Benefit Solutions
2929 Allen Parkway             Profit Center and Chief Executive Officer-AIG
Houston, TX 77019              Benefit Solutions Profit Center

Matthew E. Winter              Director, President and Chief Executive Officer
2929 Allen Parkway
Houston, TX 77019

John Gatesman                  President - Affluent and Corporate Markets Group
2727-A Allen Parkway
Houston, TX 77019

Richard C. Schuettner          President-AIG Life Brokerage Profit Center
750 West Virginia Street
Milwaukee, WI 53204

James P. Steele                President-Structured Settlements
205 E. 10th Street
Amarillo, TX 79101

Don M. Ward                    President-Financial Institution Marketing Group
2929 Allen Parkway
Houston, TX 77019

David R. Armstrong             Executive Vice President-AIG Benefit Solutions
3600 Route 66                  & AIG Financial Institution Solutions Profit
Neptune, NJ 07754              Center

Rebecca G. Campbell            Executive Vice President-Human Resources
2929 Allen Parkway
Houston, TX 77019

Rodney N. Hook                 Executive Vice President-AIG Benefit Solutions
3600 Route 66                  Profit Center and Chief Risk Officer-AIG
Neptune, NJ 07754              Benefit Solutions Profit Center

Gary Parker                    Executive Vice President and Chief Product
2929 Allen Parkway             Officer
Houston, TX 77019

NAME AND PRINCIPAL             POSITIONS AND OFFICES WITH DEPOSITOR
 BUSINESS ADDRESS              AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------             ------------------------------------------------
Dan E. Trudan                  Executive Vice President-Individual Product
750 West Virginia St.          Operations
Milwaukee, WI 53204

Steven D. Anderson             Senior Vice President-Life Profit Center &
2727 Allen Parkway             Independent Distribution and Chief Financial
Houston, TX 77019              Officer-Life Profit Center & Independent
                               Distribution

Erik A. Baden                  Senior Vice President-Strategic Marketing and
2727 Allen Parkway             Business Development
Houston, TX 77019

Wayne A. Barnard               Senior Vice President, Illustration Actuary
2929 Allen Parkway
Houston, TX 77019

Robert M. Beuerlein            Senior Vice President and Chief and Appointed
2727-A Allen Parkway           Actuary
Houston, TX 77019

Jeffrey H. Carlson             Senior Vice President and Chief Information
2727 Allen Parkway             Officer
Houston, TX 77019

James A. Galli                 Senior Vice President and Chief Business
830 Third Avenue               Development Officer
New York, NY 10022

Robert M. Goldbloom            Senior Vice President-Terminal Funding Annuities
80 Pine Street
New York, NY 10005

William F. Guterding           Senior Vice President
830 Third Avenue
New York, NY 10022

Robert F. Herbert, Jr.         Senior Vice President, Treasurer and Controller
2727-A Allen Parkway
Houston, TX 77019

Kyle L. Jennings               Senior Vice President and General Counsel
2929 Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL             POSITIONS AND OFFICES WITH DEPOSITOR
 BUSINESS ADDRESS              AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------             -----------------------------------------------
Althea R. Johnson              Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Glen D. Keller                 Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Frank A. Kophamel              Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Stephen Kennedy                Senior Vice President
750 West Virginia Street
Milwaukee, WI 53204

Simon J. Leech                 Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Charles L. Levy                Senior Vice President and Medical Director
2727 Allen Parkway
Houston, TX 77019

Kent D. Major                  Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Edmund D. McClure              Senior Vice President
American General Center
2000 American General Way
Brentwood, TN 37027

Richard D. McFarland           Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Mark R. McGuire                Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Laura W. Milazzo               Senior Vice President
2727 Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL             POSITIONS AND OFFICES WITH DEPOSITOR
 BUSINESS ADDRESS              AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------             -----------------------------------------------
Lawrence J. O'Brien            Senior Vice President, Chief Marketing Officer
2929 Allen Parkway             - Independent Agency Group
Houston, TX 77019

William J. Packer              Senior Vice President
3600 Route 66
Neptune, NJ 07754

John W. Penko                  Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Dennis H. Roberts              Senior Vice President, Chief Distribution
2727 Allen Parkway             Officer - Independent Agency Group
Houston, TX 77019

Robert E. Steele               Senior Vice President
205 E. 10th Street
Amarillo, TX 79101

Frederic R. Yopps              Senior Vice President
750 West Virginia St.
Milwaukee, WI 53204

Chris Ayers                    Vice President
2727-A Allen Parkway
Houston, TX 77019

Edward F. Bacon                Vice President
2727-A Allen Parkway
Houston, TX 77019

Joan M. Bartel                 Vice President
2727 Allen Parkway
Houston, TX 77019

Michael B. Boesen              Vice President
2727-A Allen Parkway
Houston, TX 77019

Timothy H. Bolden              Vice President and Chief Compliance Officer
2727-A Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL             POSITIONS AND OFFICES WITH DEPOSITOR
 BUSINESS ADDRESS              AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------             -----------------------------------------------
Laura J. Borowski              Vice President
750 West Virginia St.
Milwaukee, WI 53204

James B. Brown                 Vice President
2727 Allen Parkway
Houston, TX 77019

David W. Butterfield           Vice President
3600 Route 66
Neptune, NJ 07754

Valerie A. Childrey            Vice President and Medical Director
750 West Virginia Street
Milwaukee, WI 53204

Mark E. Childs                 Vice President
2727 Allen Parkway
Houston, TX 77019

Robert M. Cicchi               Vice President
2727 Allen Parkway
Houston, TX 77019

James Cortiglia                Vice President
3600 Route 66
Neptune, NJ 07754

Steven A. Dmytrack             Vice President
2929 Allen Parkway
Houston, TX 77019

Elizabeth Dobbs                Vice President
2727 Allen Parkway
Houston, TX 77019

Douglas M. Donnenfield         Vice President
750 West Virginia Street
Milwaukee, WI 53204

Timothy M. Donovan             Vice President
2727 Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL             POSITIONS AND OFFICES WITH DEPOSITOR
 BUSINESS ADDRESS              AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------             -----------------------------------------------
Farideh N. Farrokhi            Vice President and Assistant Secretary
2727-A Allen Parkway
Houston, TX 77019

John T. Fieler                 Vice President and Medical Director
2727-A Allen Parkway
Houston, TX 77019

Patrick S. Froze               Vice President
750 West Virginia Street
Milwaukee, WI 53204

Brad J. Gabel                  Vice President
750 West Virginia Street
Milwaukee, WI 53204

Frederick J. Garland, Jr.      Vice President
2727 Allen Parkway
Houston, TX 77019

Liza Glass                     Vice President
2727-A Allen Parkway
Houston, TX 77019

Leo W. Grace                   Vice President and Assistant Secretary
2727 Allen Parkway
Houston, TX 77019

Richard L. Gravette            Vice President and Assistant Treasurer
2727-A Allen Parkway
Houston, TX 77019

Kenneth J. Griesemer           Vice President
6363 Forest Park Road
Dallas, TX 75235

Daniel J. Gutenberger          Vice President and Medical Director
70 Pine Street
New York, NY 10270

Joel H. Hammer                 Vice President
70 Pine Street
New York, NY 10270

NAME AND PRINCIPAL             POSITIONS AND OFFICES WITH DEPOSITOR
 BUSINESS ADDRESS              AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------             -----------------------------------------------
D. Leigh Harrington            Vice President
2727 Allen Parkway
Houston, TX 77019

Keith C. Honig                 Vice President
1 SunAmerica Center
Los Angeles, CA 90067

Stephen D. Howard              Vice President
2929 Allen Parkway
Houston, TX 77019

Janna M. Hubble                Vice President
2929 Allen Parkway
Houston, TX 77019

Donald E. Huffner              Vice President and Real Estate Investment
277 Park Avenue, F 41          Officer
New York, NY 10172

Walter P. Irby                 Vice President and Chief Financial
2727 Allen Parkway             Officer-Specialty Marketing Group
Houston, TX 77019

Sharla A. Jackson              Vice President
205 E. 10th Street
Amarillo, TX 79101

Michael J. Krugel              Vice President
750 West Virginia Street
Milwaukee, WI 53204

Robert J. Ley                  Vice President
70 Pine Street
New York, NY 10270

Jerry L. Livers                Vice President
2727 Allen Parkway
Houston, TX 77019

Gwendolyn J. Mallett           Vice President
2727 Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL             POSITIONS AND OFFICES WITH DEPOSITOR
 BUSINESS ADDRESS              AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------             -----------------------------------------------
W. Larry Mask                  Vice President, Real Estate Investment Officer
2727 Allen Parkway             and Assistant Secretary
Houston, TX 77019

Melvin C. McFall               Vice President
2727 Allen Parkway
Houston, TX 77019

Beverly A. Meyer               Vice President
750 West Virginia Street
Milwaukee, WI 53204

Candace A. Michael             Vice President
2727 Allen Parkway
Houston, TX 77019

Anne K. Milio                  Vice President
2727 Allen Parkway
Houston, TX 77019

Sylvia A. Miller               Vice President
#1 Franklin Square
Springfield, IL 62713

Michael R. Murphy              Vice President
750 West Virginia Street
Milwaukee, WI 53204

David W. Napoli                Vice President
2727 Allen Parkway
Houston, TX 77019

Carl T. Nichols                Vice President and Medical Director
205 E. 10th Street
Amarillo, TX 79101

Deanna D. Osmonson             Vice President and Chief Privacy Officer
2727-A Allen Parkway
Houston, TX 77019

Rembert R. Owen, Jr.           Vice President, Real Estate Investment Officer
2929 Allen Parkway             and Assistant Secretary
Houston, TX 77019

NAME AND PRINCIPAL             POSITIONS AND OFFICES WITH DEPOSITOR
 BUSINESS ADDRESS              AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------             -----------------------------------------------
Lori J. Payne                  Vice President
2727 Allen Parkway
Houston, TX 77019

Cathy A. Percival              Vice President and Medical Director
2727 Allen Parkway
Houston, TX 77019

Andrew J. Rasey                Vice President
2727 Allen Parkway
Houston, TX 77019

Rodney E. Rishel               Vice President
American General Center
2000 American General Way
Brentwood, TN 37027

Terri Robbins                  Vice President
175 Water Street
New York, NY 10038

Walter J. Rudecki, Jr.         Vice President
2929 Allen Parkway
Houston, TX 77019

John Rugel                     Vice President
750 West Virginia Street
Milwaukee, WI 53204

Dale W. Sachtleben             Vice President
#1 Franklin Square
Springfield, IL 62713

Richard W. Scott               Vice President and Chief Investment Officer
70 Pine Street
New York, NY 10270

Michael C. Sibley              Vice President
Walnut Glen Tower
8144 Walnut Hill Lane
Dallas, TX 75231

NAME AND PRINCIPAL             POSITIONS AND OFFICES WITH DEPOSITOR
 BUSINESS ADDRESS              AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------             -----------------------------------------------
T. Clay Spires                 Vice President and Tax Officer
2929 Allen Parkway
Houston, TX 77019

Dale A. Stewart                Vice President and General Auditor
2727-A Allen Parkway
Houston, TX 77019

Gregory R. Thornton            Vice President
#1 Franklin Square
Springfield, IL 62713

Veronica Torralba              Vice President
2929 Allen Parkway
Houston, TX 77019

Sarah Van Beck                 Vice President
2727-A Allen Parkway
Houston, TX 77019

Christian D. Weiss             Vice President
#1 Franklin Square
Springfield, IL 62713

Cynthia P. Wieties             Vice President
2929 Allen Parkway
Houston, TX 77019

Elizabeth M. Tuck              Secretary
70 Pine Street
New York, NY 10270

Lauren W. Jones                Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). See footnotes to table below at end of Item 28. Table of subsidiaries of AIG can be found as Exhibit 21 in Form 10-K, SEC file number 001-08787, accession number 0000950123-07-003026, filed March 1, 2007.

                              SUBSIDIARIES OF AIG

                                                                  PERCENTAGE
                                                                   OF VOTING
                                                                  SECURITIES
                                                  JURISDICTION OF   HELD BY
                                                   INCORPORATION   IMMEDIATE
                                                  OR ORGANIZATION PARENT/(1)/
                                                  --------------- -----------
American International Group,
  Inc./(2)/......................................       Delaware          /(3)/
   AIG Capital Corporation.......................       Delaware       100
       AIG Capital India Private
         Limited.................................          India        99/(4)/
          AIG Global Asset Management
            Company (India) Private
            Limited..............................          India        99/(5)/
       AIG Consumer Finance Group,
         Inc.....................................       Delaware       100
          AIG Bank Polska S.A....................         Poland     99.92
          AIG Credit S.A.........................         Poland       100
          Compania Financiera
            Argentina S.A........................      Argentina       100
       AIG Equipment Finance
         Holdings, Inc...........................       Delaware       100
          AIG Commercial Equipment
            Finance, Inc.........................       Delaware       100
              AIG Commercial
                Equipment Finance
                Company Canada...................         Canada       100
          AIG Rail Services, Inc.................       Delaware       100
       AIG Finance Holdings, Inc.................       New York       100
          AIG Finance (Hong Kong)
            Limited..............................      Hong Kong       100
       AIG Global Asset Management
         Holdings Corp...........................       Delaware       100
          AIG Asset Management
            Services, Inc........................       Delaware       100
              Brazos Capital
                Management, L.P..................       Delaware       100
          AIG Capital Partners, Inc..............       Delaware       100
          AIG Equity Sales Corp..................       New York       100
          AIG Global Investment Corp.............     New Jersey       100
          AIG Securities Lending Corp............       Delaware       100
       AIG Global Real Estate
         Investment Corp.........................       Delaware       100
       International Lease Finance
         Corporation.............................     California     67.23/(6)/
   AIG Credit Corp...............................       Delaware       100
       A.I. Credit Consumer Discount
         Corp....................................   Pennsylvania       100
       A.I. Credit Corp..........................  New Hampshire       100
       AICCO, Inc................................       Delaware       100
       AICCO, Inc................................     California       100
       AIG Credit Corp. of Canada................         Canada       100
       Imperial Premium Funding, Inc.............       Delaware       100
   AIG Egypt Insurance Company, S.A.E............          Egypt     89.98
   AIG Federal Savings Bank......................            USA       100
   AIG Financial Advisor Services,
     Inc.........................................       Delaware       100
       AIG Financial Advisor Services
         (Europe), S.A...........................     Luxembourg       100
   AIG Financial Products Corp...................       Delaware       100
       AIG Matched Funding Corp..................       Delaware       100
       Banque AIG................................         France        90/(7)/
   AIG Funding, Inc..............................       Delaware       100
   AIG Global Trade & Political Risk
     Insurance Company...........................     New Jersey       100
   AIG Israel Insurance Company Ltd..............         Israel       100

                              SUBSIDIARIES OF AIG

                                                                  PERCENTAGE
                                                                  OF VOTING
                                                                  SECURITIES
                                                  JURISDICTION OF  HELD BY
                                                   INCORPORATION  IMMEDIATE
                                                  OR ORGANIZATION PARENT/(1)/
                                                  --------------- ----------
AIG Life Holdings (International) LLC............       Delaware      100
   AIG Star Life Insurance Co., Ltd..............          Japan      100
   American International Reinsurance
     Company, Ltd................................        Bermuda      100
       AIG Life Edison Insurance
         Company.................................          Japan       90/(8)/
       American International
         Assurance Company, Limited..............      Hong Kong      100
       American International
         Assurance Company
         (Australia) Limited.....................      Australia      100
       American International
         Assurance Company (Bermuda)
         Limited.................................        Bermuda      100
          American International
            Assurance Co. (Vietnam)
            Limited..............................        Vietnam      100
          Tata AIG Life Insurance
            Company Limited......................          India       26
       Nan Shan Life Insurance
         Company, Ltd............................         Taiwan       95
AIG Life Insurance Company.......................       Delaware       79/(9)/
AIG Life Insurance Company of Puerto
  Rico...........................................    Puerto Rico      100
AIG Life Insurance Company
  (Switzerland) Ltd..............................    Switzerland      100
AIG Liquidity Corp...............................       Delaware      100
AIG Private Bank Ltd.............................    Switzerland      100
AIG Property Casualty Insurance
  Group, Inc.....................................       Delaware      100
   AIG Commercial Insurance Group,
     Inc.........................................       Delaware      100
       AIG Aviation, Inc.........................        Georgia      100
       AIG Casualty Company......................   Pennsylvania      100
AIG Risk Management, Inc.........................       New York      100
   AIU Insurance Company.........................       New York       52/(10)/
   American Home Assurance Company...............       New York      100
       AIG Domestic Claims, Inc..................       Delaware       50/(11)/
       AIG Hawaii Insurance Company..............         Hawaii      100
          American Pacific Insurance
            Company..............................         Hawaii      100
       American International
         Insurance Company.......................       New York       50/(12)/
          AIG Advantage Insurance
            Company..............................      Minnesota      100
          American International
            Insurance Company of
            California...........................     California      100
          American International
            Insurance Company of New
            Jersey...............................     New Jersey      100
       American International Realty
         Corp....................................       Delaware     31.5/(13)/
       Pine Street Real Estate
         Holdings Corp...........................  New Hampshire    31.47/(14)/
       Transatlantic Holdings, Inc...............       Delaware    33.34/(15)/
          Transatlantic Reinsurance
            Company..............................       New York      100
              Putnam Reinsurance
                Company..........................       New York      100
              Trans Re Zurich....................    Switzerland      100
   American International Surplus
     Lines Agency, Inc...........................     New Jersey      100
   Audubon Insurance Company.....................      Louisiana      100
       Agency Management Corporation.............      Louisiana      100
          The Gulf Agency, Inc...................        Alabama      100
       Audubon Indemnity Company.................    Mississippi      100
   Commerce and Industry Insurance
     Company.....................................       New York      100
   Commerce and Industry Insurance
     Company of Canada...........................         Canada      100
   The Insurance Company of the State
     of Pennsylvania.............................   Pennsylvania      100
   Landmark Insurance Company....................     California      100
   National Union Fire Insurance
     Company of Pittsburgh, Pa...................   Pennsylvania      100

                              SUBSIDIARIES OF AIG

                                                                 PERCENTAGE
                                                                  OF VOTING
                                                                 SECURITIES
                                                 JURISDICTION OF   HELD BY
                                                  INCORPORATION   IMMEDIATE
                                                 OR ORGANIZATION PARENT/(1)/
                                                 --------------- -----------
    American International Specialty
      Lines Insurance Company...................         Alaska        70/(16)/
    Lexington Insurance Company.................       Delaware        70/(17)/
        AIG Centennial Insurance Company........   Pennsylvania       100
        AIG Auto Insurance Company of
          New Jersey............................     New Jersey       100
        AIG Preferred Insurance Company.........   Pennsylvania       100
        AIG Premier Insurance Company...........   Pennsylvania       100
           AIG Indemnity Insurance
             Company............................   Pennsylvania       100
        JI Accident & Fire Insurance Co.
          Ltd...................................          Japan        50
    National Union Fire Insurance
      Company of Louisiana......................      Louisiana       100
    National Union Fire Insurance
      Company of Vermont........................        Vermont       100
    21st Century Insurance Group................     California     33.03/(18)/
        21st Century Casualty Company...........     California       100
        21st Century Insurance Company..........     California       100
        21st Century Insurance Company
          of the Southwest......................          Texas       100
    Starr Excess Liability Insurance
      Company, Ltd..............................       Delaware       100
        Starr Liability Insurance
          International Ltd.....................        Ireland       100
    New Hampshire Insurance Company.............   Pennsylvania       100
        AI Network Corporation..................       Delaware       100
        AIG Europe, S.A.........................         France     70.48/(19)/
        American International Pacific
          Insurance Company.....................       Colorado       100
        American International South
          Insurance Company.....................   Pennsylvania       100
        Granite State Insurance Company.........   Pennsylvania       100
        Illinois National Insurance Co..........       Illinois       100
        New Hampshire Indemnity Company,
          Inc...................................   Pennsylvania       100
           AIG National Insurance
             Company, Inc.......................       New York       100
        New Hampshire Insurance
          Services, Inc.........................  New Hampshire       100
    Risk Specialists Companies, Inc.............       Delaware       100
 AIG Marketing, Inc.............................       Delaware       100
 American International Insurance
   Company of Delaware..........................       Delaware       100
 Hawaii Insurance Consultants, Inc..............         Hawaii       100
 AIG Retirement Services, Inc...................       Delaware       100
 SunAmerica Life Insurance Company..............        Arizona       100
    SunAmerica Investments, Inc.................        Georgia        70/(20)/
        AIG Advisor Group, Inc..................       Maryland       100
           Advantage Capital Corporation........       New York       100
           American General Securities
             Incorporated.......................          Texas       100
           FSC Securities Corporation...........       Delaware       100
           Royal Alliance Associates,
             Inc................................       Delaware       100
           SunAmerica Securities, Inc...........       Delaware       100
        AIG SunAmerica Life Assurance
          Company...............................        Arizona       100
           AIG SunAmerica Asset
             Management Corp....................       Delaware       100
        AIG SunAmerica Capital Services,
          Inc...................................       Delaware       100
    First SunAmerica Life Insurance
      Company...................................       New York       100
 AIG Technologies, Inc..........................  New Hampshire       100
 AIG Trading Group, Inc.........................       Delaware       100

                              SUBSIDIARIES OF AIG

                                                                  PERCENTAGE
                                                                  OF VOTING
                                                                  SECURITIES
                                                 JURISDICTION OF   HELD BY
                                                 INCORPORATION OR IMMEDIATE
                                                   ORGANIZATION   PARENT/(1)/
                                                 ---------------- ----------
   AIG International, Inc.......................        Delaware      100
AIGTI, Inc......................................        Delaware      100
AIU Holdings, LLC...............................        Delaware      100
   AIG Central Europe & CIS
     Insurance Holdings Corporation.............        Delaware      100
       AIG Bulgaria Insurance and
         Reinsurance Company EAD................        Bulgaria      100
       AIG Czech Republic
         pojistovna, as.........................  Czech Republic      100
       AIG Kazakhstan Insurance
         Company, S.A...........................      Kazakhstan    88.87
   AIG Memsa, Inc...............................        Delaware      100
       AIG Hayleys Investment
         Holdings (Private) Ltd.................       Sri Lanka       80
          Hayleys AIG Insurance
            Company, Ltd........................       Sri Lanka      100
       AIG Iraq.................................        Delaware      100
       AIG Lebanon, S.A.L.......................         Lebanon      100
       AIG Libya, Inc...........................           Libya      100
       AIG Sigora A.S...........................          Turkey      100
       Tata AIG General Insurance
         Company Limited........................           India       26
   AIU Africa Holdings, Inc.....................        Delaware      100
       AIG Kenya Insurance Company,
         Limited................................           Kenya      100
AIU North America, Inc..........................        New York      100
American General Corporation....................           Texas      100
   AGC Life Insurance Company...................        Missouri      100
       AIG Life Holdings (Canada),
         ULC....................................          Canada      100
          AIG Assurance Canada..................          Canada      100
          AIG Life Insurance Company
            of Canada...........................          Canada      100
       AIG Life of Bermuda, Ltd.................         Bermuda      100
       American General Life and
         Accident Insurance Company.............       Tennessee      100
       American General Life
         Insurance Company......................           Texas      100
          AIG Annuity Insurance
            Company.............................           Texas      100
          AIG Enterprise Services,
            LLC.................................        Delaware      100
          American General Annuity
            Service Corporation.................           Texas      100
          American General Life
            Companies, LLC......................        Delaware      100
          American General Property
            Insurance Company...................       Tennessee    51.85/(21)/
              American General
                Property Insurance
                Company of Florida..............         Florida      100
          The United State Life
            Insurance Company in the
            City of New York....................        New York      100
          The Variable Annuity Life
            Insurance Company...................           Texas      100
              VALIC Retirement
                Services Company................           Texas      100
American General Assurance Company..............        Illinois      100
   American General Indemnity Company...........        Illinois      100
American General Bancassurance
  Services, Inc.................................        Illinois      100
American General Finance, Inc...................         Indiana      100
   American General Auto Finance,
     Inc........................................        Delaware      100
   American General Finance
     Corporation................................         Indiana      100
       Merit Life Insurance Co..................         Indiana      100
       MorEquity, Inc...........................          Nevada      100
          Wilmington Finance, Inc...............        Delaware      100
       Yosemite Insurance Company...............         Indiana      100

                              SUBSIDIARIES OF AIG

                                                                 PERCENTAGE
                                                                 OF VOTING
                                                                 SECURITIES
                                              JURISDICTION OF     HELD BY
                                               INCORPORATION     IMMEDIATE
                                              OR ORGANIZATION    PARENT/(1)/
                                            -------------------- ----------
            CommoLoCo, Inc.................          Puerto Rico     100
         American General Financial
           Services of Alabama, Inc........             Delaware     100
     American General Investment
       Management Corporation..............             Delaware     100
     American General Realty
       Investment Corporation..............                Texas     100
     Knickerbocker Corporation.............                Texas     100
  American International Life
    Assurance Company of New York..........             New York   77.52/(22)/
  American International Underwriters
    Corporation............................             New York     100
  American International Underwriters
    Overseas, Ltd..........................              Bermuda     100
     A.I.G. Colombia Seguros
       Generales S.A.......................             Colombia     100
     AIG Brasil Companhia de Seguros.......               Brazil      50
     AIG Direct Marketing Company Ltd......               Taiwan     100
         Central Insurance Company
           Limited.........................               Taiwan     100
     AIG Europe (Ireland) Limited..........              Ireland     100
     AIG Europe (UK) Limited...............              England     100
     AIG General Insurance (Thailand)
       Company Limited.....................             Thailand     100
     AIG General Insurance (Vietnam)
       Company Limited.....................              Vietnam     100
     AIG MEMSA Insurance Company Ltd....... United Arab Emirates     100
     AIG Takaful B.S.C.....................              Bahrain     100
     American International Insurance
       Company of Puerto Rico..............          Puerto Rico     100
     American International
       Underwriters GmBH...................              Germany     100
     La Meridional Compania Argentina
       de Seguros..........................            Argentina     100
     La Seguridad de Centroamerica
       Compania de Seguros S.A.............            Guatemala     100
     Richmond Insurance Company
       Limited.............................              Bermuda     100
     Underwriters Adjustment Company.......               Panama     100
  American Life Insurance Company..........             Delaware     100
     AIG Life (Bulgaria) Z.D.A.D...........             Bulgaria     100
     ALICO, S.A............................               France     100
     First American Polish Life
       Insurance and Reinsurance
       Company, S.A........................               Poland     100
     Inversiones Interamericana S.A.
       (Chile).............................                Chile     100
     Pharaonic American Life
       Insurance Company...................                Egypt   71.63
     Unibanco AIG Seguros S.A..............               Brazil   47.80/(23)/
  American Security Life Insurance
    Company, Ltd...........................         Lichtenstein     100
  Delaware American Life Insurance
    Company................................             Delaware     100
  HSB Group, Inc...........................             Delaware     100
     The Hartford Steam Boiler
       Inspection and Insurance
       Company.............................          Connecticut     100
     The Hartford Steam Boiler
       Inspection and Insurance
       Company of Connecticut..............          Connecticut     100
     HSB Engineering Insurance Limited.....              England     100
         The Boiler Inspection and
           Insurance Company of Canada.....               Canada     100
  Mt. Mansfield Company, Inc...............              Vermont     100
  The Philippine American Life and
    General Insurance Company..............          Philippines   99.78
     Pacific Union Assurance Company.......           California     100
     Philam Equitable Life Assurance
       Company, Inc........................          Philippines   95.31
     Philam Insurance Company, Inc.........          Philippines     100
  United Guaranty Corporation..............       North Carolina   36.31/(24)/

                              SUBSIDIARIES OF AIG

                                                                  PERCENTAGE
                                                                  OF VOTING
                                                                  SECURITIES
                                                  JURISDICTION OF  HELD BY
                                                   INCORPORATION  IMMEDIATE
                                                  OR ORGANIZATION PARENT/(1)/
                                                  --------------- ----------
 A.I.G. Mortgage Holdings Israel, Ltd............         Israel    82.12
    E.M.I.-Ezer Mortgage Insurance Company,
      Limited....................................         Israel      100
 AIG United Guaranty Agenzia DI Assicurazione
   S.R.L.........................................          Italy      100
 AIG United Guaranty Insurance (Asia) Limited....      Hong Kong      100
 AIG United Guaranty Re, Ltd.....................        Ireland      100
 United Guaranty Insurance Company............... North Carolina      100
 United Guaranty Mortgage Insurance Company...... North Carolina      100
 United Guaranty Mortgage Insurance Company
   Canada........................................         Canada      100
 United Guaranty Mortgage Insurance Company of
   North Carolina................................ North Carolina      100
 United Guaranty Partners Insurance Company......        Vermont       80
 United Guaranty Residential Insurance Company... North Carolina    75.03/(25)/
    United Guaranty Credit Insurance Company..... North Carolina      100
    United Guaranty Insurance Company of North
      Carolina................................... North Carolina      100
    United Guaranty Mortgage Indemnity Company... North Carolina      100
 United Guaranty Residential Insurance Company
   of North Carolina............................. North Carolina      100
 United Guaranty Services, Inc................... North Carolina      100
--------
(1)  Percentages include directors' qualifying shares.

(2) All subsidiaries listed are consolidated in the accompanying financial statements. Certain subsidiaries have been omitted from the tabulation. The omitted subsidiaries, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.

(3) The common stock is owned approximately 14.1 percent by C.V. Starr & Co., Inc., Edward E. Matthews, Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, Starr International Company, Inc., The Maurice R. Greenberg and Corinne P. Greenberg Family Foundation, Inc. and the Universal Foundation, Inc.

(4)  Also owned 1 percent by AIG Global Investment Corp.

(5)  Also owned 1 percent by AIG Capital Corporation.

(6) Also owned 32.77 percent by National Union Fire Insurance Company of Pittsburgh, Pa.

(7)  Also owned 10 percent by AIG Matched Funding Corp.

(8)  Also owned 10 percent by a subsidiary of American Life Insurance Company.

(9)  Also owned 21 percent by Commerce and Industry Insurance Company.

(10) Also owned 8 percent by The Insurance Company of the State of Pennsylvania, 32 percent by National Union Fire Insurance Company of the Pittsburgh, Pa., and 8 percent by AIG Casualty Company.

(11) Also owned 50 percent by The Insurance Company of the State of
     Pennsylvania.

(12) Also owned 25 percent by Commerce and Industry Insurance Company and 25 percent by AIU Insurance Company.

(13) Also owned by 11 other AIG subsidiaries.

(14) Also owned by 11 other AIG Subsidiaries.

(15) Also owned 25.85 percent by AIG.

(16) Also owned 20 percent by the Insurance Company of the State of Pennsylvania and 10 percent by AIG Casualty Company.

(17) Also owned 20 percent by the Insurance Company of the State of Pennsylvania and 10 percent by AIG Casualty Company.

(18) Also owned 16.85 percent by American Home Assurance Company, 6.34 percent by Commerce and Industry Insurance Company and 6.34 percent by New Hampshire Insurance Company.

(19) 100 percent held together with AIG companies.

(20) Also owned 30 percent by AIG Retirement Services, Inc.

(21) Also owned 48.15 percent by American General Life and Accident Insurance Company.

(22) Also owned 22.48 percent by American Home Assurance Company.

(23) Also owned 1.7 percent by American International Underwriters Overseas, Ltd. and 0.48 percent by American Home Assurance Company.

(24) Also owned 45.88 percent by National Union Fire Insurance Company of Pittsburgh, Pa., 16.95% by New Hampshire Insurance Company and
     0.86 percent by The Insurance Company of the State of Pennsylvania.

(25) Also owned 24.97 percent by United Guaranty Residential Insurance Company of North Carolina.

The Registrant is a separate account of American General Life Insurance Company (Depositor).

ITEM 29. INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Except as otherwise required by applicable law:

(a) The company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or on behalf of the company) by reason of the fact that he is or was director, officer, or employee or agent of the company, or is or was serving at the request of the company as director, officer, employee or agent of another company or enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding; provided that he (1) acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company; and, (2) with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, by itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was lawful.

(b) The company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or on behalf of the company to procure a judgment in the company's favor, by reason of the fact that he is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company or enterprise, against expenses (including attorney's fees), judgments and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action, suit or proceeding; provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company unless and only to the extent that the court in which such action, suit or proceeding was brought or any other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

(c) To the extent that a director, officer, or employee or agent of the company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs (a) and (b) above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under paragraphs (a) and (b) above (unless ordered by a court or made pursuant to a determination by a court as hereinafter provided) shall be made by the company upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances and he has met the applicable standard of conduct set forth in paragraphs (a) and (b). Such determination shall be made (1) by the Board by a majority of a quorum consisting of directors who were not parties to such action, suit or proceeding (disinterested), or (2) by a committee of disinterested directors designated by majority vote of disinterested directors, even though less than a quorum, or
(3) by independent legal counsel in a written opinion, and such legal counsel was selected by a majority vote of a quorum of the disinterested directors, or
(4) by the stockholders. In the absence of a determination that indemnification is proper, the director, officer or employee may apply to the court conducting the proceeding or another court of competent jurisdiction which shall determine whether the director, officer, employee or agent has met the applicable standard of conduct set forth in paragraphs (a) and (b). If the court shall so determine, indemnification shall be made under paragraph (a) or (b) as the case may be.

(e) Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the company in advance of the final disposition of such action, suit or proceeding as authorized by the Board in the manner provided in paragraph (d) upon receipt of a written instrument acceptable to the Board by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the company as authorized in this section.

(f) The indemnification provided by the company's By-Laws shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit or the heirs, executors and administrators of such a person.

(g) The company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, or enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the company would have the power to indemnify him against such liability under the provisions of the company's By-Laws.

ITEM 30. PRINCIPAL UNDERWRITERS

(a) Other Activity. Registrant's principal underwriter, American General Equity Services Corporation, also acts as principal underwriter for American General Life Insurance Company Separate Account A, American General Life Insurance Company Separate Account D, American General Life Insurance Company Separate Account VA-1 and American General Life Insurance Company Separate Account VA-2, which all offer interests in variable annuities. American General Equity Services Corporation also acts as principal underwriter for American General Life Insurance Company Separate Account VUL and American General Life Insurance Company Separate Account VUL-2, which both offer interests in flexible premium variable life insurance policies. American General Equity Services Corporation also acts as principal underwriter for certain other separate accounts of American General Life Insurance Company affiliates.

(b) Management.

NAME AND PRINCIPAL   POSITIONS AND OFFICES WITH UNDERWRITER
 BUSINESS ADDRESS    AMERICAN GENERAL EQUITY SERVICES CORPORATION
------------------   ---------------------------------------------------------
Matthew E. Winter    Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

Mark R. McGuire      Director and Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

David W. O'Leary     Director, President and Chief Executive Officer
2929 Allen Parkway
Houston, TX 77019

Larry E. Blews       Vice President and Chief Compliance Officer
2727-A Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL     POSITIONS AND OFFICES WITH UNDERWRITER
 BUSINESS ADDRESS      AMERICAN GENERAL EQUITY SERVICES CORPORATION
------------------     -------------------------------------------------------

Robert F. Herbert, Jr. Vice President
2727-A Allen Parkway
Houston, TX 77019

Deanna D. Osmonson     Vice President and Anti-Money Laundering Compliance
2727-A Allen Parkway   Officer
Houston, TX 77019

T. Clay Spires         Vice President and Tax Officer
2727-A Allen Parkway
Houston, TX 77019

Rhonda Washington      Treasurer and Controller
2727 Allen Parkway
Houston, TX 77019

Elizabeth M. Tuck      Secretary
70 Pine Street
New York, NY 10270

Amy Marie Cinquegrana  Assistant Secretary
70 Pine Street
New York, NY 10270

Sarah L. Hosker        Assistant Secretary
70 Pine Street
New York, NY 10270

Lauren W. Jones        Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

John D. Fleming        Assistant Treasurer
2929 Allen Parkway
Houston, TX 77019

Barbara J. Moore       Assistant Tax Officer
2727-A Allen Parkway
Houston, TX 77019

(c) Compensation From the Registrant.

                                   COMPENSATION ON
NAME OF       NET UNDERWRITING EVENTS OCCASIONING THE
PRINCIPAL        DISCOUNTS     DEDUCTION OF A DEFERRED  BROKERAGE     OTHER
UNDERWRITER   AND COMMISSIONS        SALES LOAD        COMMISSIONS COMPENSATION
-----------   ---------------- ----------------------- ----------- ------------
American             0                    0                 0           0
General
Equity
Services
Corporation

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company's Administrative Office located at #1 Franklin Square, Springfield, Illinois 62713.

ITEM 32. MANAGEMENT SERVICES NOT APPLICABLE.

ITEM 33. FEE REPRESENTATION

American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

                              POWERS OF ATTORNEY

   Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., Gary W. Parker and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this amended Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City of Houston, and State of Texas on the 29/th/ day of January, 2008.

                                        AMERICAN GENERAL LIFE INSURANCE COMPANY
                                        SEPARATE ACCOUNT VL-R
                                        (Registrant)

                                    BY: AMERICAN GENERAL LIFE INSURANCE COMPANY
                                        (On behalf of the Registrant and itself)

                                    BY: ROBERT F. HERBERT, JR.
                                        ----------------------------------------
                                        ROBERT F. HERBERT, JR.
                                        SENIOR VICE PRESIDENT,
                                        TREASURER AND CONTROLLER

                                    AGL - 1

   Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                      Title                          Date
---------                      -----                          ----

RODNEY O. MARTIN, JR.          Director and Chairman of the   January 29, 2008
-----------------------------  Board of Directors
RODNEY O. MARTIN, JR.

MATTHEW E. WINTER              Director, President and Chief  January 29, 2008
-----------------------------  Executive Officer
MATTHEW E. WINTER

MARY JANE B. FORTIN            Director, Executive Vice       January 29, 2008
-----------------------------  President and Chief Financial
MARY JANE B. FORTIN            Officer

M. BERNARD AIDINOFF            Director                       January 29, 2008
-----------------------------
M. BERNARD AIDINOFF

DAVID L. HERZOG                Director                       January 29, 2008
-----------------------------
DAVID L. HERZOG

RICHARD A. HOLLAR              Director                       January 29, 2008
-----------------------------
RICHARD A. HOLLAR

ROYCE G. IMHOFF II             Director                       January 29, 2008
-----------------------------
ROYCE G. IMHOFF II

                                    AGL - 2

Signature                      Title                          Date
---------                      -----                          ----

DAVID W. O'LEARY               Director                       January 29, 2008
-----------------------------
DAVID W. O'LEARY

GARY D. REDDICK                Director                       January 29, 2008
-----------------------------
GARY D. REDDICK

CHRISTOPHER J. SWIFT           Director                       January 29, 2008
-----------------------------
CHRISTOPHER J. SWIFT

-----------------------------  Director
JAMES W. WEAKLEY

                                    AGL - 3

                                 EXHIBIT INDEX

ITEM 26. EXHIBITS

(d)(1) Specimen form of "AIG Protection Advantage VUL/SM/" Flexible Premium Variable Universal Life Insurance Policy, Policy Form No. 07921.

(d)(9)     Form of Guaranteed Minimum Death Benefit Rider, Form No. 07411.

(e)(3)     Form of Variable Universal Life Insurance Supplemental
           Application, Form No. AGLC102803-2007.

(e)(4)     Form of Service Request Form, Form No. AGLC102903.

(h)(1)(e) Form of Amendment No. 11 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Equity Services Corporation.

(h)(6)(b) Form of Amendment No. 1 to Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and American General Life Insurance Company.

(h)(7)(d) Form of Amendment No. 5 to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc.

(h)(10)(b) Form of Amendment No. 7 to Fund Participation Agreement by and
           between American General Life Insurance Company and Janus Aspen
           Series.

(h)(11)(c) Form of Amendment No. 13 to Participation Agreement by and among
           MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company.

(h)(13)(b) Form of Amendment No. 4 to Participation Agreement by and among
           American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc.

(h)(15)(c) Form of Amendment No. 3 to Participation Agreement by and Among
           Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc.

(h)(18)(g) Form of Amendment Eighth to Participation Agreement by and between
           The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company.

(h)(19)(f) Form of Amendment No. 13 to Amended and Restated Participation
           Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Equity Services Corporation.

(h)(20)(c) Form of Fourth Amendment to Participation Agreement by and between
           Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company.

(h)(27)(c) Form of Amendment No. 8 to Administrative Services Agreement by and
           among American General Life Insurance Company and Franklin Templeton Services, LLC.

(h)(32)(c) Form of Amendment No. 4 to Administrative Services Agreement by and
           among American General Life Insurance Company and OppenheimerFunds, Inc.

(h)(36)(c) Form of Amendment No. 5 to Administrative Services Agreement by and
           between AIG SunAmerica Asset Management Corp. and American General Life Insurance Company.

(h)(37)(b) Form of Amendment No. 7 to Administrative Services Agreement
           between Van Kampen Asset Management Inc. and American General Life Insurance Company.

(k)(1) Opinion and Consent of Lauren W. Jones, Esq., Deputy General Counsel of American General Life Companies, LLC.

(l)(1) Opinion and Consent of American General Life Insurance Company's actuary.

(n)(1) Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.

                                      E-2